Form 10-K, Exhibit 13
period 1993-12-31
ALUMINUM CO OF AMERICA
filed 1994-03-11
CIK 4281

Exhibit 13
                        SELECT PORTIONS OF
                1993 ANNUAL REPORT TO SHAREHOLDERS
                    ALUMINUM COMPANY OF AMERICA

                        FINANCIAL REVIEW

     (dollars in millions, except share amounts and ingot prices)

Results of Operations

The Global Oversupply of Aluminum
In 1993 Alcoa took 310,000 metric tons (mt) of annual primary aluminum capacity out of production indefinitely. The cutbacks were partly due to a lack of any mechanism to deal with the economic consequences of the dissolution of the former Soviet Union. Prior to 1991 the Russian aluminum industry was largely self-contained and metal produced in the country was consumed by internal market needs. Since its collapse, Russia's internal market has weakened substantially. To help generate hard currencies, it began selling significant quantities of metal on world markets. It is estimated that nearly 1.5 million mt were sold in Western markets in 1993.
     Consequently, world aluminum inventories reached a high 109-day supply at the end of 1993 compared with a 42-day supply in the 1988-90 timeframe. As a result, metal prices fell to an eight-year low of 47 cents per pound on the London Metal Exchange (LME) in November 1993.
     In late 1993, discussions began among the governments of six major aluminum-producing nations to solve the oversupply situation. A multigovernment accord was reached in January 1994 which recognized an annual surplus of 1.5 to 2 million mt. Moscow committed to curb its annual output by 500,000 mt, while the U.S. and the European Union (EU) agreed not to take trade actions against Russian producers. Several nations, including Australia, Canada, the U.S. and the EU, promised to aid in the restructuring of the Russian aluminum industry.

Summary of Earnings

Against this backdrop of oversupply and low prices, Alcoa has taken actions within its control to remain profitable by cutting costs at every level. The following table summarizes Alcoa's results, adjusted for special charges, accounting changes and extraordinary items.

                                1993          1992       1991
- -------------------------------------------------------------
Reported net income (loss)     $ 4.8     $(1,139.2)    $ 62.7
Adjusted for:
  Special charges               74.5         173.9      217.0
  Accounting changes               -       1,111.4          -
  Extraordinary loss               -          50.2          -
- -------------------------------------------------------------
Adjusted net income            $79.3     $   196.3     $279.7
- -------------------------------------------------------------

Operations by Geographic Area
Operating profit for 1993 was $351 compared with $533 in 1992 and $797 in 1991. Operating profit consists of all revenues less operating expenses, excluding interest expense, non-operating income, income taxes and minority interests. The year-to-year comparisons in this discussion also exclude special items. See Note K to the financial statements for additional information.

USA - Revenues from U.S. operations were down 7% from 1992. Lower revenues from ingot sales accounted for just over 50% of the decline. Although Alcoa's average unit price for ingot fell two cents per pound, most of the revenue decline was due to lower shipments and reflects production cutbacks mentioned earlier. Rigid container sheet (RCS) accounted for about 40% of the decrease in revenues with both lower shipments and prices. These factors had a significant effect on results in the U.S. as evidenced by a $193 operating loss in 1993. In 1992 and 1991 there were operating profits of $55 and $98, respectively. The 1992 period also reflected deteriorating prices for most aluminum products.
     Total exports from the U.S. in 1993 were $896 compared with $993 in 1992 and $967 in 1991.

Pacific - The Pacific area principally reflects the activities of Alcoa of Australia (AofA). Revenues from the Pacific were up 2% from 1992 with higher shipments of alumina, aluminum ingot and rolled products, partially offset by lower prices. Operating profit from the Pacific was $399 compared with $298 in 1992 and $479 in 1991. The higher profit in 1993 was partly due to lower costs at AofA and greater efficiencies from its Wagerup refinery expansion. The profit decline in 1992 compared with 1991 primarily reflects the drop in prices for both alumina and ingot.

Other Americas - Revenues from this region fell 10% from a year ago, mostly because of lower shipments by the Jamaica, Suriname and selling subsidiaries which were partially offset with higher shipments by Alcoa Aluminio (Aluminio) in Brazil. Operating profit in 1993 was $139 compared with $91 in 1992 and $125 in 1991. The higher profit in 1993 was primarily due to lower costs at Aluminio, favorable exchange adjustments in Suriname that provided lower U.S. dollar costs, and better performance by closures operations in Mexico.

Europe - Virtually all markets served by the European companies experienced unfavorable economic conditions in the region during 1993. Slightly higher revenues than in 1992 were mainly due to the 50.1% acquisition of Alcoa-Kofem, an Alcoa subsidiary in Hungary. Operating profit in 1993 was $6 compared with $90 in 1992 and $96 in 1991. The decline in 1993 reflects start-up losses at Alcoa-Kofem and an Alcoa Fujikura subsidiary in Germany. Lower prices and shipments for RCS at Alcoa Manufacturing in Great Britain, and for closures and alumina-based chemicals, also contributed to the lower profit.

Operations by Segment
Alcoa's integrated operations consist of three segments: Alumina and Chemicals, Aluminum Processing, and Non-Aluminum Products.

I. Alumina and Chemicals Segment

   This segment generated 16% of Alcoa's total revenues in 1993.

                   1993      1992      1991
- -------------------------------------------

Revenues         $1,437    $1,422    $1,496

Of the total revenues from this segment, two-thirds are from the sale of alumina. Alumina shipments in 1993, most of which were by AofA, rose 8% from 1992, following a 12% rise in 1992 from 1991. An imbalance of alumina supply and demand during 1992 continued into 1993. Average unit prices for alumina fell 16% in 1992 but declined only slightly from 1992 to 1993. Revenues in 1993 were up 8% from 1992; the increase was volume-driven. The oversupply of alumina is expected to continue well into 1995, and there is little expectation of improvement in alumina prices for the near term.
     Revenues from alumina-based chemical products fell 10% from 1992. This followed a 3% decline from 1991 to 1992. Lower demand and prices in the U.S., and increased pressure on prices in European markets were the principal reasons for the declines.
     Operating profit for this segment was $373 in 1993 compared with $278 in 1992 and $566 in 1991. The increase from 1992 was mostly related to alumina and driven by higher volume.

II.  Aluminum Processing Segment

Revenues from this segment were 66% of Alcoa's total revenues in 1993.

Product classes                1993      1992      1991
- -------------------------------------------------------
Shipments (000 metric tons)
  Flat-rolled products        1,271     1,323     1,172
  Engineered products           379       353       353
  Aluminum ingot                841     1,023     1,179
  Other aluminum products        89        98       132
- -------------------------------------------------------
    Total                     2,580     2,797     2,836
- -------------------------------------------------------
Revenues
  Flat-rolled products       $2,974    $3,189    $3,107
  Engineered products         1,528     1,527     1,612
  Aluminum ingot              1,042     1,336     1,742
  Other aluminum products       430       465       500
- -------------------------------------------------------
    Total                    $5,974    $6,517    $6,961

Total shipments of aluminum products were 8% lower than in 1992. Most of the decline was from aluminum ingot, which fell 18%, reflecting the shutdown of 25% of the company's U.S. smelting capacity in mid-1993. Flat-rolled products, which represented 49% of total shipments in 1993, fell 4% from the 1992 level.
     Total revenues from this segment dropped $543, or 8%, from 1992. The decline was mostly due to low prices that began falling in 1991 and continued into 1993. This segment had an operating loss in 1993 of $21 compared with operating profits of $289 and $355 for 1992 and 1991, respectively. The decline in 1993, which was mainly in the packaging and aerospace markets and from aluminum ingot operations, is more fully discussed in the product classes below.
     Market circumstances in 1993 were such that Alcoa entered into considerably more long-term aluminum products contracts with certain of its customers and has hedged certain costs on those contracts.

Flat-Rolled Products - A substantial portion of flat-rolled products shipments and revenues is derived from sales of RCS. Shipments of RCS in 1993 were down 10% from 1992, reflecting weaker demand and slower growth in the U.S. market. Severe competition for market share brought RCS prices down 9% in 1993.
     Shipments of RCS in 1992 rose 13% from 1991, but revenues were only 3% higher due to pressure on prices. The higher shipments were mostly in the U.S. as the company gained back market share it had lost.
     Sheet and plate shipments were down slightly from 1992, but revenues fell 11%. Low demand for products in the weak aerospace market was offset by higher commercial products shipments. However, the latter products carried lower unit prices, which accounted for part of the decline in revenues.

Engineered Products - These products include extrusions used in the transportation and construction markets; aluminum forgings and wheels; wire, rod and bar; and automobile bumpers. Total shipments in 1993 were up 7% from 1992, but most of the increase was due to the addition of Alcoa-Kofem. Revenues for engineered products were even with the prior year, reflecting lower prices on all products in this category, except forged aluminum wheels. Revenues in 1992 were 5% lower than in 1991 due to the weakened aerospace market.
     Shipments of extrusions were down 12% and revenues fell 19%, reflecting conditions in the aerospace market and declining prices. Shipments of building products in the Netherlands were 5% lower than the year earlier, and due to severe competition, prices fell 18%. Shipments of wheels were up 27% from 1992 and revenues climbed 31% due to higher demand.

Aluminum Ingot - Shipments of ingot fell 18% from 1992, partly because of the smelting capacity that was temporarily idled. Total revenues were 22% lower than a year ago, reflecting both lower shipments and prices due to excess metal in LME warehouses and excess capacity in the industry. Alcoa's average realized price for ingot was 56 cents per pound in 1993 compared with 59 cents in 1992 and 67 cents in 1991.

Other Aluminum Products _ Shipments of other aluminum products were 9% lower than those in 1992; revenues declined 8%. Shipments of aluminum closures were down 15% and revenues fell 12%. Aluminum closures have been steadily losing market share to plastic closures, which Alcoa also produces. Scrap shipments were off 3%, but due to the oversupply of metal and its negative effect on prices, revenues dropped 12%.

III. Non-Aluminum Products Segment

This segment's revenues represented 18% of Alcoa's total revenues in 1993.

                             1993      1992      1991
- -----------------------------------------------------

Revenues                   $1,646    $1,553    $1,427

Revenues from this segment rose 6% from the year earlier. Alcoa Fujikura, which manufactures wire harnesses and electrical components for the automotive industry, had a 7% increase in its sales. Sales of vinyl windows, siding and other products to the construction industry were up 12% from 1992. Revenues from plastic closures jumped 47% from the year-ago period with strong sales in Brazilian and other Latin American markets. Revenues in 1993 also included those generated by Alcoa Electronic Packaging
(AEP), which moved from research and development to manufacturing status.
     This segment's operating profit for 1993 was $5 compared with operating losses of $31 in 1992 and $134 in 1991. The improvement is principally from a significant reduction of losses by AEP and better results from closures, building products and magnesium products.

Unusual and Extraordinary Items
Special Charges - Included in 1993 after-tax earnings was a net charge of $74.5 consisting of:
* a charge of $87.2 for severance costs associated with permanent reductions of hourly and salaried employees, mainly in U.S. aluminum operations;
* a charge of $10.8 associated with closing certain activities at several plants, including the manufacture of aluminum rod at Alcoa's Rockdale, Texas plant;
* a charge of $11.9 related to new three-year labor agreements with three unions covering employees at Alcoa's U.S. operations;
* a credit of $26.3 in June due to a change in Australia's income tax rate from 39% to 33%; and
* a credit of $9.1 in July due to a change in the U.S. tax rate related to Alcoa's deferred tax assets in the U.S.
     After-tax special charges in 1992 consisted of $70.5 for permanent employment reductions and $103.4 for disposition of assets. Special charges in 1991 of $217 consisted of $160 for environmental matters and $57 for restructuring costs in several businesses.

Accounting Changes - There were two accounting changes implemented in 1992 consisting of:
* a one-time charge of $1,166.4 due to a new accounting rule for postretirement benefits other than pensions. The rule requires accruing benefits over the period an employee provides services to the company; and
* a credit of $55 related to the new rule on accounting for income taxes. This one-time credit was principally due to adjusting deferred taxes that were accrued at various rates in previous years to the current tax rates in the countries where Alcoa operates.
     Cash flows were not affected by these changes.

Extraordinary Loss - The extraordinary loss of $50.2 in 1992 resulted from early payment of 7% discount debentures that carried an effective interest rate through maturity in 1996 of 14.7%. The loss was the unamortized portion of the original discount that would have been paid at maturity. The early payment substantially reduces Alcoa's future interest costs.

Costs and Other Income
Cost of Goods Sold - These expenses were $152 lower than in 1992.
The major elements contributing to the lower costs in 1993 were:

* lower volume                                   $275
* better operating performance and efficiencies   110
* lower purchased metal costs                      57

Partially offset by:
* the addition of new subsidiaries in 1993        181
* LIFO inventory profits in 1992                   76

  Cost of goods sold in 1992 were $106 lower than in 1991, due partly to lower purchased metal costs, better plant utilization and performance, and the inventory profits. The 1992 costs also included $78 of additional health care costs accrued under the new accounting rule for postretirement benefits.

Selling and General Administrative Expenses _ These expenses rose 3% from 1992 despite staff reductions at corporate headquarters and other locations. Most of the increase was due to the addition of subsidiaries in 1993, particularly Alcoa-Kofem. Selling and general administrative expenses in 1992 were slightly higher than those in 1991 and included $7 of additional health care costs.

Research and Development Expenses - These expenses declined $82 from 1992 principally because of AEP's move to production status in 1993 and program reductions at Alcoa Technical Center (ATC).
The $40 million decline in 1992 from 1991 was mostly from employee reductions at AEP and ATC.

Interest Expense - Despite higher debt levels in 1993, interest expense was reduced by $18 from 1992 - after a $48 reduction in 1992. These declines reflect lower interest rates and the early payment of the high-cost debentures in 1992.

Taxes - The accrual for income taxes in 1993 resulted in a tax credit of $10 compared with a tax cost of $132 in 1992. Besides a lower level of pretax income, the difference included the effects of a change in Australia's tax rate from 39% to 33% in 1993. This resulted in a $65 reduction to AofA's taxes and primarily related to adjusting future taxes initially recorded at the higher rate. Taxes on income from outside the U.S. were also lower than in 1992 by $47. In addition, the U.S. tax rate increased from 34% to 35% in 1993. Although the rate increased, Alcoa benefited by a one-time credit of $10 because of its net deferred tax assets in the U.S.
     Total income, payroll, property and other taxes were $224 in 1993, $392 in 1992 and $448 in 1991.

Other Income - Other income was down only $4 from a year ago, but there were significant offsetting items. Interest income fell $31 primarily because of less cash to invest in short-term investments. Translation and exchange adjustments were favorable by $41. There was also a favorable insurance settlement at AofA in 1992.

Foreign Currency - The translation and exchange gains (losses), after tax and minority interests, were $9.0 in 1993, $(11.1) in 1992 and $1.6 in 1991. The favorable change from 1992 was mainly at AofA, where the exchange rate moved from 78 cents in 1992 to 68 cents, and at Suralco, which had a significant devaluation of the Suriname guilder in 1993.

Environmental Matters
Alcoa continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities and adjoining property, at previously owned or operated facilities and at Superfund and other waste sites. Alcoa records a liability for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. (See footnote A, page 23.)
     As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes.
     For example, there are certain matters, including several related to alleged natural resource damage or alleged off-site contaminated sediments, where investigations are ongoing. It is not possible to determine the outcomes or to estimate with any degree of certainty the ranges of potential costs for these matters.
     Alcoa's remediation reserve balance at the end of 1993 was $414 and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. About 38% of this balance relates to Alcoa's Massena, N.Y. plant site. Remediation expenditures charged to the reserve were $71 in 1993, $102 in 1992 and $57 in 1991. They include expenditures currently mandated as well as those not required by any regulatory authority or third parties.
     Included in ongoing operating expenses are the recurring costs of managing hazardous substances and pollution. These costs are estimated to be about 1.5% of cost of goods sold in each of the last three years and are expected to be the same in 1994.

Liquidity and Capital Resources

Cash From Operations
Cash generated from operations in 1993 was $535 compared with $1,208 in 1992. The major items causing the difference include:
* a lower level of income in 1993, after excluding non-cash items in both years;
* increases in inventories and other current assets due to changing business conditions;
* a decrease in customer receivables due to lower sales volume;
and
* a deferred interest payment in 1992 related to the discount debentures that were retired early.
     Cash outlays for the 1993 and 1992 special charges related to severance costs consist of salary continuation payments for up to two years, and pension and medical costs to be paid over the lives of the employees. The latter represents about 45% of the total charges.

Financing Activities
Financing activities in 1993 provided a cash inflow of $372. In 1992 there was a cash outflow from these activities of $367. The $739 variance was mostly due to changes in long-term debt. In
1993 there was a net addition to long-term debt of $611 compared with a net reduction of $349 in 1992. There was also a $176 reduction in short-term borrowings.
     Borrowings in 1993 included issuance by Alcoa of $175 of 4-5/8% Notes due 1996 and $180 by Aluminio of floating rate Secured Export Notes due 1994-1998. The proceeds from both notes were used to repay short-term borrowings and for general corporate purposes. In addition, Alcoa issued commercial paper of which $337 was outstanding at the end of the year.
     In July Alcoa entered into two Revolving Credit Agreements of $375 each with a group of international banks. One of the agreements may be renewed for one year after July 1994. The other agreement matures in July 1997. The agreements stipulate that while advances are outstanding, debt cannot exceed 150% of consolidated net worth and that secured borrowings are generally limited to 10% of consolidated net tangible assets.
     The Revolving Credit Agreements are used to back up the commercial paper, and therefore up to $375 of such paper will be classified as long-term debt.
     In a non-cash transaction early in 1993, $149 of Alcoa's 6-1/4% Convertible Subordinated Debentures due 2002 were converted to common stock with the issuance of 2.3 million shares of treasury stock.
     In 1992 payments on debt exceeded borrowings by $349 and included the early payment of the 7% debentures. Alcoa also paid off its remaining three sinking fund debentures that totaled
$110.
     Debt as a percent of invested capital was 22% at the end of 1993 and 15% at the end of 1992 and 1991.
     Dividends paid to shareholders were $142 in 1993 compared with $139 in 1992 and $153 in 1991. The 1991 dividends included
$14 of profit-sharing dividends based on 1990 profits in excess of $6.00 per share, as provided for under Alcoa's dividend policy.
     Dividends paid to minority interests of $159 in 1993
included $126 paid by AofA and $18 paid by Aluminio. In 1992 dividends of $141 to minority interests included $93 paid by AofA and $18 by Aluminio.

Investing Activities
Capital expenditures of $757 were down $32 from 1992. Approximately 75% of the 1993 expenditures were for sustaining projects primarily in the aluminum processing segment. Alcoa continues to focus on improving its manufacturing processes with a minimum of capital spending. Geographically, expenditures were 54% of the total in the U.S., 21% in the Pacific, 14% in the Other Americas and 11% in Europe.
     Capital expenditures for new or expanded facilities for environmental control in ongoing operations were $76 in 1993, $75 in 1992 and $85 in 1991.
     Acquisitions in 1993 included a joint venture in Germany to manufacture and sell aluminum extrusions and tube for the aircraft, automotive and defense industries in Europe, and an Alcoa Nederland subsidiary, with operations in Belgium and the Netherlands, that produces aluminum and steel products for the building and construction markets.
     Alcoa's off-shore subsidiaries, particularly AofA, had investments of $244 in short-term securities with maturities greater than 90 days at the end of 1993.
     Cash investments and acquisitions in 1992 of $135 included an interest in a bauxite mine in Brazil and capital funding for Alcoa-Kofem and the Alcoa-Kobe packaging and engineered products joint ventures. Alcoa also sold its 44% interest in a Mexican affiliate and its investments in Venezuela.

Subsequent Events
In February 1994, Alcoa issued $250 of 5-3/4% Notes due 2001. The proceeds were used to redeem $225 of its 7% debentures due 2011, which carried an effective yield of 14.7%. The early payment will result in an extraordinary loss in the 1994 first quarter of $67.9.
     In February 1994, Alcoa announced that it would reduce primary aluminum production in its U.S. operations by 100,000 mt per year. Alcoa of Australia separately announced reductions of 25,000 mt at its Point Henry smelter in Geelong, Australia and 26,000 mt at the Portland, Australia smelter. Alcoa of Australia has a 45% interest in the Portland smelter.

                  Five-Year Selected Financial Data

                                               1993       1992       1991       1990       1989
- -----------------------------------------------------------------------------------------------
(dollars in millions, except
share amounts and ingot prices)
Sales and operating revenues              $ 9,055.9  $ 9,491.5  $ 9,884.1  $10,710.2  $10,910.0
Income before extraordinary loss and
  accounting changes*                           4.8       22.4       62.7      295.2      944.9
Extraordinary loss and accounting changes         -   (1,161.6)         -          -          -
Net income (loss)*                              4.8   (1,139.2)      62.7      295.2      944.9
  Per common share
    Before extraordinary loss and
      accounting changes                        .03        .24        .71       3.40      10.67
  Net income                                    .03     (13.41)       .71       3.40      10.67
- -----------------------------------------------------------------------------------------------
Alcoa's average realized price per pound
  for aluminum ingot                            .56        .59        .67        .75        .92
Average U.S. market price per pound
  for aluminum ingot  (Metals Week)             .53        .58        .59        .74        .88
- -----------------------------------------------------------------------------------------------
Cash dividends declared per common share       1.60       1.60       1.78       3.05       2.72
Total assets                               11,596.9    1,023.1   11,178.4   11,413.2   11,540.6
Long-term debt (noncurrent)                 1,432.5      855.3    1,130.8    1,295.3    1,316.3
- -----------------------------------------------------------------------------------------------

*After special charges of $74.5, or 85 cents per common share, in 1993, $173.9, or $2.03 per share, in 1992, $217.0, or $2.56 per share, in 1991 and $275.0, or $3.19 per share, in 1990

(Graph 1 omitted)

(Graph 2 omitted)

(Graph 3 omitted)

(Graph 4 omitted)

Financial Reports

Management's Report to Alcoa Shareholders

The accompanying financial statements of Alcoa and consolidated subsidiaries were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. The other financial information included in this annual report is consistent with that in the financial statements.
     The company maintains a system of internal controls, including accounting controls, and a strong program of internal auditing. The system of controls provides for appropriate procedures that are consistent with high standards of accounting and administration. The company believes that its system of internal controls provides reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition and that financial records are reliable for use in preparing financial statements.
     Management also recognizes its responsibility for conducting the company's affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in key policy statements issued from time to time regarding, among other things, conduct of its business activities within the laws of the host countries in which the company operates and potentially conflicting outside business interests of its employees. The company maintains a systematic program to assess compliance with these policies.


/s/Paul H. O'Neill
   Paul H. O'Neill
   Chairman of the Board and Chief Executive Officer


/s/Jan H. M. Hommen
   Jan H. M. Hommen
   Executive Vice President and Chief Financial Officer


Audit Committee Report

The Audit Committee of the Board of Directors, which is composed of four independent directors, met six times in 1993.
     The Audit Committee oversees Alcoa's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibility, the committee recommended to the board the reappointment of Coopers & Lybrand as the company's independent public accountants. The Audit Committee reviewed with the Director-Internal Audit and the independent accountants the overall scope and specific plans for their respective audits. The committee reviewed with management Alcoa's annual and quarterly reporting process, and the adequacy of the company's internal controls. Without management present, the committee met separately with the Director-Internal Audit and the independent accountants to review the results of their examinations, their evaluations of the company's internal controls, and the overall quality of Alcoa's financial reporting.


/s/Franklin A. Thomas
   Franklin A. Thomas
   Chairman, Audit Committee


Independent Auditor's Report

To the Shareholders and Board of Directors Aluminum Company of
America (Alcoa)

We have audited the accompanying consolidated balance sheet of Alcoa as of December 31, 1993 and 1992, and the related statements of consolidated income, shareholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of Alcoa's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alcoa at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
     As discussed in Notes A, P and S to the consolidated financial statements, Alcoa changed its methods of accounting for income taxes and postretirement benefits other than pensions in 1992.


/s/Coopers & Lybrand
600 Grant St., Pittsburgh, Pa.
January 11, 1994, except for Note U,
for which the date is February 7, 1994


Statement of Consolidated Income

For the year ended December 31                              1993        1992       1991
- ---------------------------------------------------------------------------------------
(in millions, except share amounts)
Revenues
Sales and operating revenues (K and U)                 $ 9,055.9   $ 9,491.5   $9,884.1
Other income, principally interest                          93.0        96.9       97.1
- ---------------------------------------------------------------------------------------
                                                         9,148.9     9,588.4    9,981.2
- ---------------------------------------------------------------------------------------

Costs and Expenses
Cost of goods sold and operating expenses                7,187.0     7,339.1    7,444.8
Selling, general administrative and other expenses         603.6       586.8      579.8
Research and development expenses                          130.4       212.2      251.9
Provision for depreciation, depletion and amortization     692.6       682.4      697.9
Interest expense (N)                                        87.8       105.4      153.2
Taxes other than payroll and severance taxes               105.6       112.3      111.2
Special items (B)                                          150.8       251.6      330.9
- ---------------------------------------------------------------------------------------
                                                         8,957.8     9,289.8    9,569.7
- ---------------------------------------------------------------------------------------

Earnings
  Income before taxes on income                            191.1       298.6      411.5
Provision (credit) for taxes on income (P)                 (10.3)      132.3      192.8
- ---------------------------------------------------------------------------------------
  Income from operations                                   201.4       166.3      218.7
Minority interests (H)                                    (196.6)     (143.9)    (156.0)
- ---------------------------------------------------------------------------------------
  Income before extraordinary loss and accounting changes    4.8        22.4       62.7
Extraordinary loss on debt prepayments, net of $25.8
tax benefit                                                    -       (50.2)         -
Cumulative effect of accounting changes for:
  Postretirement benefits, net of $667.2 tax benefit
  (A and S)                                                    -    (1,166.4)         -
  Income taxes (A and P)                                       -        55.0          -
- ---------------------------------------------------------------------------------------
Net Income (Loss)                                      $     4.8   $(1,139.2)  $   62.7
- ---------------------------------------------------------------------------------------
Earnings (Loss) per Common Share: (I)
  Before extraordinary loss and accounting changes     $     .03  $      .24   $    .71
  Extraordinary loss                                           -        (.59)         -
  Accounting changes:
    Postretirement benefits                                    -      (13.71)         -
    Income taxes                                               -         .65          -
- ---------------------------------------------------------------------------------------
    Earnings (Loss) per common share                   $      .03     (13.41)  $    .71
- ---------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet


December 31                                                                     1993          1992
- --------------------------------------------------------------------------------------------------
(in millions)
Assets
Current assets:
  Cash                                                                     $    58.0     $    71.8
  Short-term investments (all cash equivalents except $243.6 in 1993) (T)      597.3         476.4
  Receivables from customers, less allowances: 1993-$33.2; 1992-$17.7        1,218.7       1,250.1
  Other receivables                                                            211.3         160.1
  Inventories (C)                                                            1,227.2       1,040.4
  Prepaid expenses and other current assets                                    390.0         249.5
- --------------------------------------------------------------------------------------------------
      Total current assets                                                   3,702.5       3,248.3
Properties, plants and equipment (D)                                         6,506.8       6,415.8
Other assets (E)                                                             1,387.6       1,359.0
- --------------------------------------------------------------------------------------------------
          Total Assets                                                     $11,596.9     $11,023.1
- --------------------------------------------------------------------------------------------------

Liabilities
Current liabilities:
  Short-term borrowings                                                    $   362.5     $   414.2
  Accounts payable, trade                                                      596.3         617.3
  Accrued compensation and retirement costs                                    288.0         343.2
  Taxes, including taxes on income                                             364.3         371.5
  Provision for layoffs and impairments (B)                                    128.8          93.1
  Other current liabilities                                                    302.2         282.1
  Long-term debt due within one year                                            50.8          43.9
- --------------------------------------------------------------------------------------------------
      Total current liabilities                                              2,092.9       2,165.3
Long-term debt, less amount due within one year (F and U)                    1,432.5         855.3
Accrued postretirement benefits (S)                                          1,845.2       1,820.6
Other noncurrent liabilities and deferred credits (G)                        1,022.2         990.6
Deferred income taxes                                                          231.1         281.4
- --------------------------------------------------------------------------------------------------
      Total liabilities                                                      6,623.9       6,113.2
- --------------------------------------------------------------------------------------------------
Minority Interests  (A and H)                                                1,389.2       1,305.6
- --------------------------------------------------------------------------------------------------
Contingent liabilities (O)                                                         -             -
Shareholders' Equity
Preferred stock (J)                                                             55.8          55.8
Common stock (J)                                                                88.8          88.8
Additional capital                                                             715.9         715.0
Translation adjustment (A)                                                    (188.5)       (148.0)
Retained earnings                                                            2,946.1       3,089.3
Unfunded pension obligation                                                     (7.0)            -
Treasury stock, at cost                                                        (27.3)       (196.6)
      Total shareholders' equity                                             3,583.8       3,604.3
- --------------------------------------------------------------------------------------------------
        Total Liabilities and Equity                                       $11,596.9     $11,023.1
- --------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

Statement of Consolidated Cash Flows


For the year ended December 31                                              1993        1992        1991
- --------------------------------------------------------------------------------------------------------
(in millions)
Cash from Operations
Net income (loss)                                                      $     4.8   $(1,139.2)  $    62.7
Adjustments to reconcile net income (loss) to cash from operations:
  Depreciation, depletion and amortization                                 711.1       710.1       731.6
  Reduction of assets to net realizable value                               16.7       144.3        31.2
  Increase (reduction) in deferred income taxes                           (124.5)      (88.0)       13.8
  Equity earnings before additional taxes, net of dividends                 11.7        14.8         8.0
  Provision for special items                                              134.        107.4       302.6
  (Gains) losses from financing and investing activities                    (1.3)       (7.2)        3.1
  Book value of asset disposals                                             20.8        15.3        30.5
  Accounting changes                                                           -     1,111.4           -
  Extraordinary loss                                                           -        50.2           -
  Minority interests                                                       196.6       143.9       156.0
  Other                                                                    (11.4)       53.9         6.0
  Reduction in receivables                                                  15.6        84.5        93.1
  (Increase) reduction in inventories                                     (130.2)      166.7       143.3
  (Increase) reduction in prepaid expenses and other current assets       (152.2)       70.8        14.6
  Reduction in accounts payable and accrued expenses                      (202.8)     (248.7)      (42.5)
  Reduction in taxes, including taxes on income                             (6.0)        (.6)     (194.5)
  Payment of amortized interest on deep discount debt                          -       (63.8)          -
  Net change in noncurrent assets and liabilities                           52.0        82.3        66.8
- --------------------------------------------------------------------------------------------------------
    Cash from operations                                                   535.0     1,208.1     1,426.3
- --------------------------------------------------------------------------------------------------------
Financing Activities
Net additions to short-term borrowings                                      67.5       244.0        37.7
Common stock issued and treasury stock sold                                 17.7        36.2        13.4
Reductions in minority interests                                           (14.2)      (18.4)     (126.3)
Dividends paid to shareholders                                            (142.3)     (138.9)     (153.3)
Dividends paid to minority interests                                      (159.3)     (140.9)     (205.8)
Additions to long-term debt                                                748.0       338.4       630.6
Payments on long-term debt                                                (145.8)     (687.1)     (704.3)
- --------------------------------------------------------------------------------------------------------
    Cash from (used for) financing activities                              371.6      (366.7)     (508.0)
- --------------------------------------------------------------------------------------------------------
Investing Activities
Capital expenditures                                                      (757.0)     (788.8)     (849.7)
Acquisitions of subsidiaries, net of cash acquired                         (16.3)       (7.7)      (31.4)
Sales of subsidiaries                                                          -        12.6         1.0
Additions to investments                                                    (5.9)     (127.1)      (30.8)
Sales of investments                                                          .3        50.5           -
Short-term investments, excluding cash equivalents                        (243.6)          -           -
Other receipts                                                               5.8         7.6         3.6
Other payments                                                             (19.5)      (21.4)      (11.7)
- --------------------------------------------------------------------------------------------------------
    Cash (used for) investing activities                                (1,036.2)     (874.3)     (919.0)
- --------------------------------------------------------------------------------------------------------
    Effect of exchange rate changes on cash                                 (6.9)      (44.7)       (9.6)
- --------------------------------------------------------------------------------------------------------
Changes in Cash
Net change in cash and cash equivalents                                   (136.5)      (77.6)      (10.3)
Cash and cash equivalents at beginning of year                             548.2       625.8       636.1
- --------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at year-end                              $   411.7   $   548.2   $   625.8
- --------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

Statement of Shareholders' Equity

                                                                                               Unfunded
                                     Preferred  Common  Additional  Translation    Retained     pension   Treasury  Shareholders'
December 31                              stock   stock     capital   adjustment    earnings  obligation      stock        equity
- --------------------------------------------------------------------------------------------------------------------------------
(in millions, except share amounts)
Balance at end of 1990                  $ 55.8   $88.8     $713.5     $    92.9  $  4,473.1           -    $(260.8)   $  5,163.3
Net income-1991                                                                        62.7                                 62.7
Cash dividends:
  Preferred @ $3.75 per share                                                          (2.1)                                (2.1)
  Common @ $1.78 per share                                                           (151.2)                              (151.2)
Stock issued: compensation plans                               .3          (4.4)                              17.5          13.4
Translation adjustments                                                  (148.7)                                          (148.7)
- --------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1991                    55.8    88.8      713.8         (55.8)    4,378.1          -      (243.3)      4,937.4
Net loss-1992                                                                      (1,139.2)                            (1,139.2)
Cash dividends:
  Preferred @ $3.75 per share                                                          (2.1)                                (2.1)
  Common @ $1.60 per share                                                           (136.8)                              (136.8)
Stock issued: compensation plans                              1.2                     (10.7)                  45.7          36.2
Stock issued: debt conversions                                                                                 1.0           1.0
Translation adjustments                                                   (92.2)                                           (92.2)
- --------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1992                   55.8     88.8      715.0        (148.0)    3,089.3          -      (196.6)      3,604.3
Net income-1993                                                                         4.8                                  4.8
Cash dividends:
  Preferred @ $3.75 per share                                                          (2.1)                                (2.1)
  Common @ $1.60 per share                                                           (140.2)                              (140.2)
Stock issued: debt conversions                                                         (2.7)                 149.5         146.8
Stock issued: compensation plans                               .9                      (3.0)                  19.8          17.7
Minimum pension liability adjustments                                                               (7.0)                   (7.0)
Translation adjustments                                                   (40.5)                                           (40.5)
- --------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1993                  $55.8    $88.8     $715.9       $(188.5) $  2,946.1        $(7.0)  $ (27.3)   $  3,583.8
- --------------------------------------------------------------------------------------------------------------------------------

Share Activity                                                                                                      Common stock
                                                                     -----------------------------------------------------------
                                                Preferred stock          Issued                Treasury          Net outstanding
- --------------------------------------------------------------------------------------------------------------------------------

Balance at end of 1990                                  557,769      88,804,220              (3,961,870)              84,842,350
Stock issued: compensation plans                        239,969         239,969
Shares retired                                             (120)
- --------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1991                                  557,649      88,804,220              (3,721,901)              85,082,319
Stock issued: compensation plans                                                                631,137                  631,137
Stock issued: debt conversions                                                                   16,128                   16,128
- --------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1992                                  557,649      88,804,220              (3,074,636)              85,729,584
Stock issued: compensation plans                                                                305,226                  305,226
Stock issued: debt conversions                                                                2,326,468                2,326,468
- --------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1993                                  557,649      88,804,220                (442,942)              88,361,278
- --------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements
(dollars in millions, except share amounts)

A. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Alcoa and companies more than 50% owned. Also included are joint ventures in which Alcoa has an undivided interest. Investments in other entities are accounted for principally on an equity basis.

Inventory Valuation. Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S.
inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average cost method.

Depreciation, Depletion and Amortization. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets. The book value of obsolete assets is charged to depreciation expense when they are scrapped. Profits or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred.
     Depletion is taken over the periods the estimated mineral reserves are extracted. Intangibles, such as goodwill and patents, are amortized over their estimated lives.

Environmental Expenditures. Expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures may include, as appropriate, elements of costs such as site investigations, consultants' fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted, nor are claims for recovery recognized. The estimates also include costs apportioned to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations.

Interest Costs. Interest related to construction of qualifying assets is capitalized as part of construction costs.

Futures Contracts. Alcoa enters into forward and futures contracts for foreign exchange, interest rate and commodities that are primarily accounted for as hedges of its committed and, in some cases, anticipated revenues and costs. The gains and losses on these contracts are reflected in earnings concurrently with the hedged revenues or costs. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions.

Income Taxes. Effective January 1992 Alcoa adopted SFAS 109 on accounting for income taxes. A tax credit of $55.0, or $.65 per share, was recorded as a cumulative effect of an accounting change for the net decrease to the deferred tax liability. See Note P.

Postretirement Benefit Plans Other Than Pensions. Effective January 1992 Alcoa adopted accounting for these benefits as prescribed by SFAS 106. An after-tax charge of $1,166.4, or $13.71 per share, was recorded as a cumulative effect of an accounting change. Net income was also reduced by $59.0, or 69 cents per share, for additional 1992 expenses resulting from the change. See Note S.

Foreign Currency. The local currency is the functional currency for Alcoa's significant operations outside the U.S., except in Brazil. As of January 1, 1991, Alcoa adopted the Australian dollar as the functional currency for translating financial statements of Alcoa of Australia. The change had the effect of reducing Alcoa's consolidated shareholders' equity at January 1 by $133 and minority interests by $128.

Reclassification. Certain amounts in previously issued financial statements were reclassified to conform to 1993 presentations.

B. Special Items

Special items of $150.8 in 1993 ($98.0 after tax and minority interests) include $134.1 for severance costs associated with permanent reductions of hourly paid and salaried employees, mainly in the company's U.S. aluminum operations. The remaining $16.7 is associated with closing certain businesses at several plants, including the manufacture of aluminum rod at the Rockdale, Texas plant.
     Special items in 1992 totaling $251.6 ($173.9 after tax and minority interests) consisted of $95.7 for redundancies and $155.9 for asset dispositions. The dispositions included the shutdown of a facility in South Bend, Ind. and impairment of Alcoa Composites, Inc.
     The 1991 special items of $333.8 ($217.0 after tax and minority interests) included $257.9 for costs associated with environmental matters at several operating locations worldwide. The largest single provision was for the smelting and fabricating plant in Massena, N.Y. The remaining $75.9 was for restructuring costs in several business units. Of this amount, $2.9 relates to an equity entity and is reported in Other Income.

C. Inventories

December 31                    1993           1992
- --------------------------------------------------
Finished goods             $  317.3       $  262.6
Work in process               415.7          350.4
Bauxite and alumina           165.9          160.1
Purchased raw materials       188.2          153.7
Operating supplies            140.1          113.6
- --------------------------------------------------
                           $1,227.2       $1,040.4

Approximately 58% of total inventories at December 31, 1993 were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $623.9 and $660.2 higher at the end of 1993 and 1992, respectively. During 1992 certain LIFO inventory quantities were reduced and flowed through cost of goods sold at prior years' lower costs rather than at current costs. The effect of these reductions increased income from operations by $49.9.

D. Properties, Plants and Equipment, at Cost

December 31                                          1993          1992
- -----------------------------------------------------------------------

Land and land rights, including mines          $    229.0     $   228.8
Structures                                        3,603.4       3,476.5
Machinery and equipment                           9,317.7       8,990.9
- -----------------------------------------------------------------------
                                                 13,150.1      12,696.2
Less, accumulated depreciation and depletion      7,093.9       6,671.6
- -----------------------------------------------------------------------
                                                  6,056.2       6,024.6
Construction work in progress                       450.6         391.2
- -----------------------------------------------------------------------
                                               $  6,506.8     $ 6,415.8

E. Other Assets

December 31                                        1993           1992
- ----------------------------------------------------------------------
Investments                                    $  322.2       $  368.9
Intangibles, net of accumulated amortization
of $189.8 in 1993 and $173.5 in 1992              179.2          183.6
Noncurrent receivables                            218.9          151.5
Deferred income taxes                             431.5          351.3
Deferred charges and other                        235.8          303.7
- ----------------------------------------------------------------------
                                               $1,387.6       $1,359.0

F. Long-Term Debt

December 31                                                         1993       1992
- -----------------------------------------------------------------------------------
U.S.
  4.625% Notes payable, due 1996                                $  175.0          -
  Convertible subordinated debentures
    6-1/4%, due 2002, convertible @ $62/share                          -     $149.0
  Discount debentures (see Note U)
    7%, $225 face amount, due 2011 (14.7% effective yield)         117.3      116.0
  Commercial paper (3.6% average rate)                             337.3          -
  Tax-exempt revenue bonds ranging
    from 5-3/4% to 7. 5%, due 2000-2012                            133.5      134.0
Alcoa Aluminio
  Variable rate note due 1994-1997 (5.8% and 6.2% average rates)   328.7      150.2
Alcoa of Australia
  Euro-commercial paper, variable rates, due
    1996-1997 (3.4% and 3.7% average rates)                        302.0      304.0
Other                                                               89.5       46.0
- -----------------------------------------------------------------------------------
                                                                 1,483.3      899.2
Less, amount due within one year                                    50.8       43.9
- -----------------------------------------------------------------------------------
                                                                $1,432.5     $855.3

The amount of long-term debt maturing in each of the next five years is $50.8 in 1994, $107.0 in 1995, $375.6 in 1996, $603.7 in
1997 and $55.1 in 1998.
     Alcoa has two Revolving Credit Agreements of $375 each with a group of international banks. One agreement may be renewed for one year after July 1994 and the other matures in July 1997.
While commercial paper balances are outstanding, certain levels of consolidated net worth and working capital must be maintained.
     Up to $375 of commercial paper issued by Alcoa and the Euro-commercial paper issued by Alcoa of Australia are classified as long-term debt since they are backed by long-term revolving credit agreements.
     In 1992 outstanding commercial paper was classified as short-term borrowings because the multiple-option loan facility that backed the commercial paper expired in September 1993. The commercial paper outstanding at December 31, 1992 was $209.6.

G. Other Noncurrent Liabilities and Deferred Credits

December 31                                   1993           1992
- -----------------------------------------------------------------
On-site environmental remediation         $  348.0         $444.5
Other noncurrent liabilities                 437.1          321.6
Deferred credits                             237.1          224.5
- -----------------------------------------------------------------
                                          $1,022.2         $990.6

H. Minority Interests

The following table summarizes the minority shareholders' interests in the equity of subsidiaries that are more than 50% owned by Alcoa.

December 31                                       1993       1992
- -----------------------------------------------------------------

Alcoa of Australia                            $  616.1   $  599.8
Alcoa International Holdings Company (AIHC)      250.0      250.0
Alcoa Aluminio                                   164.9      159.5
Alcoa Brazil Holdings Company                    102.1       95.8
Other majority-owned companies                   256.1      200.5
- -----------------------------------------------------------------
                                              $1,389.2   $1,305.6

AIHC's minority interests consist of four series of preferred stock with a weighted average annual dividend rate of 5.1% for 1993, 6.7% for 1992 and 7.7% for 1991.
     Alcoa Aluminio's minority interests include $214.7 of convertible preferred stock with an annual dividend of $18.4.

I. Earnings per Common Share

Primary earnings per common share are computed by subtracting annual preferred dividend requirements from net income, and dividing that amount by the weighted average number of common shares outstanding during each year. The average number of shares used to compute primary earnings per common share was 87,673,141 in 1993, 85,474,089 in 1992 and 84,983,749 in 1991. Fully diluted earnings per common share are not stated since the dilution is not material.

J. Preferred and Common Stock

Preferred Stock. Alcoa has two classes of preferred stock. Serial preferred stock has 557,740 shares authorized, with a par value per share of $100 and an annual $3.75 cumulative dividend preference per share. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

Common Stock. There are 300 million shares authorized at a par value of $1 per share. As of December 31, 1993, shares of common stock reserved for issuance were:

                                   Number of shares
- ---------------------------------------------------

Long-term stock incentive plan           6,519,522
Employees' savings plans                 2,048,766
Incentive compensation plan                 84,614
- --------------------------------------------------
                                         8,652,902

Stock options under the long-term stock incentive plan have been and may be granted, generally at not less than market prices on the dates of grant, except for the $1 per share options issued as a payout of earned performance share awards. At December 31,1993, options for 2,164,857 shares were exercisable.
     The transactions for shares under option were:

                                          1993          1992          1991
- --------------------------------------------------------------------------

Outstanding, beginning of year:
  Number                             3,286,052     3,014,031     2,470,548
  Price                            $1.00-80.13   $1.00-76.88   $1.00-76.88
Granted:
  Number                             1,481,729     1,584,002       934,485
  Price                            $1.00-77.13   $1.00-80.13   $1.00-72.38
Exercised:
  Number                              (676,546)   (1,300,081)     (371,702)
  Price                            $1.00-73.13   $1.00-80.13   $1.00-64.63
Expired or canceled                    (74,809)      (11,900)      (19,300)
- --------------------------------------------------------------------------
Outstanding, end of year:
  Number                             4,016,426     3,286,052     3,014,031
  Price                            $1.00-80.13   $1.00-80.13   $1.00-76.88
- --------------------------------------------------------------------------
Shares reserved for future options
  at end of year                     2,503,096     3,679,620       896,025

K. Segment and Geographic Area Information

Alcoa is primarily an integrated producer of aluminum products. Alcoa's operations consist of three segments: Alumina and Chemicals, Aluminum Processing, and Non-Aluminum Products.
     The Alumina and Chemicals segment includes the production and sale of bauxite, alumina, alumina chemicals and transportation services.
     The Aluminum Processing segment comprises the production and sale of molten metal, ingot, and aluminum products that are flat-rolled, engineered or finished. Also included are power, transportation and other services.
     The Non-Aluminum Products segment includes the production and sale of electrical, ceramic, plastic and composite materials products, manufacturing equipment, gold, magnesium products, and steel and titanium forgings.

Segment information                               1993        1992        1991
- ------------------------------------------------------------------------------

Sales to customers:
  Alumina and chemicals                      $ 1,436.5   $ 1,421.6   $ 1,496.3
  Aluminum processing                          5,973.6     6,516.9     6,960.7
  Non-aluminum products                        1,645.8     1,553.0     1,427.1
Intersegment sales: (1)
  Alumina and chemicals                          649.3       671.8       912.4
  Aluminum processing                             13.6        22.0         3.1
  Non-aluminum products                           72.9        61.5        78.8
Eliminations                                    (735.8)     (755.3)     (994.3)
- ------------------------------------------------------------------------------
    Total sales and operating revenues       $ 9,055.9   $ 9,491.5   $ 9,884.1
- ------------------------------------------------------------------------------
Operating profit (loss) before special items:
  Alumina and chemicals                      $   372.7   $   278.2   $   566.3
  Aluminum processing                            (21.2)      288.5       354.5
  Non-aluminum products                            5.0       (31.0)     (133.6)
  Unallocated                                     (5.1)       (2.5)       10.0
- ------------------------------------------------------------------------------
    Total                                    $   351.4   $   533.2   $   797.2
- ------------------------------------------------------------------------------
Operating profit (loss) after special items:
  Alumina and chemicals                      $   365.6   $   273.5   $   534.7
  Aluminum processing                           (155.0)      181.9        84.4
  Non-aluminum products                           (4.9)     (171.3)     (162.8)
  Unallocated                                     (5.1)       (2.5)       10.0
- ------------------------------------------------------------------------------
    Total operating profit                       200.6       281.6       466.3
Other income                                      78.3       122.4        98.4
Interest expense                                  87.8       105.4       153.2
- ------------------------------------------------------------------------------
    Income before taxes on income            $   191.1   $   298.6   $   411.5
- ------------------------------------------------------------------------------
Identifiable assets:
  Alumina and chemicals                      $ 2,854.3   $ 2,685.5   $ 2,689.8
  Aluminum processing                          6,929.1     6,640.1     6,838.6
  Non-aluminum products                        1,483.7     1,313.6     1,298.0
- ------------------------------------------------------------------------------
    Total identifiable assets                 11,267.1    10,639.2    10,826.4
Investments                                      322.2       368.9       240.0
Corporate assets                                   7.6        15.0       112.0
- ------------------------------------------------------------------------------
    Total assets                             $11,596.9   $11,023.1   $11,178.4
- ------------------------------------------------------------------------------
Depreciation and depletion:
  Alumina and chemicals                      $   144.5   $   137.6   $   146.6
  Aluminum processing                            475.3       483.0       481.3
  Non-aluminum products                           85.1        84.8        92.0
- ------------------------------------------------------------------------------
    Total depreciation and depletion (2)     $   704.9   $   705.4   $   719.9
- ------------------------------------------------------------------------------
Capital expenditures:
  Alumina and chemicals                      $   232.6   $   234.5   $   285.3
  Aluminum processing                            423.7       462.1       480.4
  Non-aluminum products                          100.7        92.2        84.0
- ------------------------------------------------------------------------------
    Total capital expenditures               $   757.0   $   788.8   $   849.7
- ------------------------------------------------------------------------------
(Notes to this table follow geographic area information)

Geographic area information                         1993         1992        1991
- ---------------------------------------------------------------------------------

Sales to customers:
  USA                                          $ 5,279.4    $ 5,658.6   $ 5,705.5
  Other Americas                                   948.2      1,055.9     1,112.0
  Pacific                                        1,752.5      1,710.2     1,954.6
  Europe                                         1,075.8      1,066.8     1,112.0
Transfers between geographic areas: (1)
  USA                                              832.9      1,001.6       948.6
  Other Americas                                   342.6        253.6       287.7
  Pacific                                           36.1         54.3       121.7
  Europe                                            28.3         65.1        52.6
Eliminations                                    (1,239.9)    (1,374.6)   (1,410.6)
- ---------------------------------------------------------------------------------
    Total sales and operating revenues         $ 9,055.9    $ 9,491.5   $ 9,884.1
- ---------------------------------------------------------------------------------
Operating profit (loss) before special items:
  USA                                          $  (193.1)   $    55.0   $    97.5
  Other Americas                                   139.5         90.9       125.4
  Pacific                                          399.2        297.6       478.6
  Europe                                             5.8         89.7        95.7
- ---------------------------------------------------------------------------------
    Total                                      $   351.4    $   533.2   $   797.2
- ---------------------------------------------------------------------------------
Operating profit (loss) after special items:
  USA                                          $  (340.7)   $  (176.5)  $  (179.0)
  Other Americas                                   139.5         87.0       104.8
  Pacific                                          399.2        297.6       450.2
  Europe                                             2.6         73.5        90.3
- ---------------------------------------------------------------------------------
    Total operating profit                     $   200.6    $   281.6   $   466.3
- ---------------------------------------------------------------------------------
Identifiable assets:
  USA                                          $ 6,270.9    $ 6,092.3   $ 6,044.2
  Other Americas                                 1,691.4      1,441.9     1,391.7
  Pacific                                        2,384.2      2,345.6     2,571.9
  Europe                                           920.6        759.4       818.6
- ---------------------------------------------------------------------------------
    Total identifiable assets                   11,267.1     10,639.2    10,826.4
Investments                                        322.2        368.9       240.0
Corporate assets                                     7.6         15.0       112.0
- ---------------------------------------------------------------------------------
    Total assets                               $11,596.9    $11,023.1   $11,178.4
- ---------------------------------------------------------------------------------
Capital expenditures:
  USA                                          $   405.0    $   457.6   $   509.0
  Other Americas                                   105.0         75.1        60.5
  Pacific                                          162.7        184.5       228.9
  Europe                                            84.3         71.6        51.3
- ---------------------------------------------------------------------------------
    Total capital expenditures                 $   757.0    $   788.8   $   849.7

(1) Transfers between segments and geographic areas are based on generally prevailing market prices.
(2) Includes depreciation of $12.3 in 1993, $23 in 1992 and $22 in 1991 reported as research and development expenses in the income statement.

Total exports from the U.S. in 1993 were $896 compared with $993 in 1992 and $967 in 1991.

L. Majority-Owned Subsidiaries

The condensed financial statements of Alcoa's principal majority-owned subsidiaries follow.

Alcoa Aluminio S.A.-a 59%-owned Brazilian subsidiary:

December 31                                  1993       1992
- ------------------------------------------------------------

Cash and short-term investments         $   160.2  $    54.5
Other current assets                        283.7      214.7
Properties, plants and equipment, net       870.8      846.6
Other assets                                207.8      156.7
- ------------------------------------------------------------
  Total assets                            1,522.5    1,272.5
- ------------------------------------------------------------
Current liabilities                         372.7      337.4
Long-term debt*                             322.5      137.6
Other liabilities                            35.9       36.9
- ------------------------------------------------------------
  Total liabilities                         731.1      511.9
- ------------------------------------------------------------
    Net assets                          $   791.4  $   760.6

*Held by Alcoa Brazil Holdings Company-$22.5

                                            1993      1992      1991
- --------------------------------------------------------------------
Revenues                                $  685.8  $  659.0  $  648.0
Costs and expenses*                       (625.3)   (634.8)   (699.0)
Translation and exchange adjustments       (10.7)     (9.2)     (8.7)
Income tax expense                           (.6)      5.6      (2.4)
- --------------------------------------------------------------------
    Net income*                         $   49.2  $   20.6  $  (62.1)
- --------------------------------------------------------------------

*Includes a special charge of $18.8 in 1991 for environmental and restructuring charges

Alcoa of Australia Limited-a 51%-owned subsidiary of Alcoa
International Holdings Company:

December 31                                  1993       1992
- ------------------------------------------------------------
Cash and short-term investments          $  350.3   $  354.4
Other current assets                        425.7      429.5
Properties, plants and equipment, net     1,430.1    1,381.4
Other assets                                 85.7       80.4
- ------------------------------------------------------------
  Total assets                            2,291.8    2,245.7
- ------------------------------------------------------------
Current liabilities                         399.7      383.4
Long-term debt                              302.0      304.0
Other liabilities                           332.7      334.3
- ------------------------------------------------------------
  Total liabilities                       1,034.4    1,021.7
- ------------------------------------------------------------
    Net assets                           $1,257.4   $1,224.0

                                             1993        1992        1991
- -------------------------------------------------------------------------
Revenues*                              $  1,660.9   $ 1,661.7  $  2,001.5
Costs and expenses**                     (1,264.6)   (1,297.7)   (1,500.4)
Translation and exchange adjustments          5.2       (13.8)       (2.6)
Income tax expense**                        (88.1)     (132.0)     (183.0)
Accounting changes***                           -        33.6           -
- -------------------------------------------------------------------------
  Net income**                         $    313.4   $   251.8  $    315.5
- -------------------------------------------------------------------------

* Revenues from Alcoa were $50.3 in 1993, $60.6 in 1992 and $142.3 in 1991. The terms of the transactions were established by negotiation between the parties.
** Includes a special charge of $11.8 ($7.2 after tax) in 1991 for environmental charges
*** Consists of $37 for income taxes and $(3.4) for postretirement benefits

M. Financial Instruments

Under a power contract that expires no earlier than 2011, Alcoa is entitled to a fixed percentage of the annual output from a Northwest U.S. hydroelectric facility. Alcoa makes minimum annual payments of $8 whether or not it receives power. Alcoa could be required to increase its participation if other parties to the contract default. If all other parties had defaulted as of December 31, 1993, Alcoa's maximum liability would have been about $190. There is no reason to believe the other parties will default or that power will not be provided.
     At December 31, 1993, Alcoa had open currency exchange commitments consisting of purchase contracts of $516 and sell contracts of $1,089. These contracts are part of a worldwide program to minimize volatility in foreign exchange operating income and balance sheet exposure. The contracts generally mature within 12 months and are principally unsecured forward exchange contracts with selected banks.
     The methods used to estimate the fair value of certain financial instruments follow.
Cash and Short-Term Investments. The carrying amount approximates fair value because of the short maturity of the instruments. Investments and Noncurrent Receivables. The majority of Alcoa's investments represent equity interests in various companies and joint ventures for which there is no quoted market price. To estimate the fair value of these investments, Alcoa would have had to incur excessive costs. The fair value of noncurrent receivables is based on anticipated cash flows.
Long-Term Debt. The fair value of long-term debt is based on interest rates that are currently available to Alcoa for issuance of debt with similar terms and remaining maturities.
     The fair value of recorded financial instruments, excluding investments, does not materially differ from the values reflected on the books.

N. Interest Cost Components

                                 1993      1992      1991
- ---------------------------------------------------------

Amount charged to expense       $87.8    $105.4    $153.2
Amount capitalized                3.5      11.1      12.6
- ---------------------------------------------------------
                                $91.3    $116.5    $165.8

O. Contingent Liabilities

Various lawsuits and claims and proceedings have been or may be instituted or asserted against Alcoa, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. Management believes, however, that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the company.


P. Income Taxes

As discussed in Note A, Alcoa implemented SFAS 109 as of January 1, 1992 and the cumulative effect of this change is reported in 1992 earnings. Prior years' financial statements have not been restated. The components of income before taxes on income were:

                                1993      1992      1991
- --------------------------------------------------------

U.S.                         $(359.4)  $(241.5)  $(230.4)
Foreign                        550.5     540.1     641.9
- --------------------------------------------------------
                             $ 191.1   $ 298.6   $ 411.5

The provision for taxes on income consisted of:

                               1993      1992      1991
- -------------------------------------------------------
Current:
U.S. federal*               $ (53.6)   $ 46.9    $(50.0)
Foreign                       163.0     174.1     217.9
State and local                 4.8       (.7)     11.1
- -------------------------------------------------------
                              114.2     220.3     179.0
- -------------------------------------------------------

Deferred:
U.S. federal*                 (80.2)    (71.2)    (11.3)
Foreign                       (47.2)    (11.7)     25.1
State and local                 2.9      (5.1)        -
- -------------------------------------------------------
                             (124.5)    (88.0)     13.8
- -------------------------------------------------------
Total                       $ (10.3)   $132.3    $192.8

*Includes U.S. taxes related to foreign income

Deferred taxes in 1993 included credits of $130.4 for a U.S. tax loss carryforward and statutory tax rate change adjustments of $9.9 in the U.S. and $41.6 in Australia.
     Reconciliation of the effective tax rate to the U.S.
statutory rate follows.

                                        1993      1992      1991
- ----------------------------------------------------------------

U.S. federal statutory rate (%)         35.0      34.0      34.0
Taxes on foreign income                 (9.2)     10.0      12.4
State taxes net of federal benefit       2.1      (1.3)      1.8
Tax rate changes                       (26.9)        -         -
Adjustments to prior years' accruals    (3.0)     (1.5)      1.3
Other                                   (3.4)      3.1      (2.6)
- ----------------------------------------------------------------
Effective tax rate (%)                  (5.4)     44.3      46.9

The components of net deferred tax assets and liabilities follow.

                                     1993                           1992
                          ---------------------------    ---------------------------
                          Deferred tax   Deferred tax    Deferred tax   Deferred tax
December 31                     assets    liabilities          assets    liabilities
- ------------------------------------------------------------------------------------

Depreciation                         -         $864.4               -       $  929.9
Employee benefits             $  781.5              -        $  755.5              -
Loss provisions                  264.9              -           255.7              -
Deferred income                   38.4           84.1            70.2           75.8
Tax loss carryforwards           291.2              -           158.5              -
Tax credit carryforwards          20.1              -            85.7              -
Other                             41.0           21.2            31.0           33.3
- ------------------------------------------------------------------------------------
                               1,437.1          969.7         1,356.6        1,039.0
Valuation allowance             (171.4)             -          (157.3)             -
- ------------------------------------------------------------------------------------
                              $1,265.7         $969.7        $1,199.3       $1,039.0

Of the total tax loss carryforwards, $32.0 expires over the next two years, $51.2 expires over the next 10 years, $130.4 expires over the next 15 years and $77.6 is unlimited. A substantial portion of the valuation allowance is for these carryforwards because the ability to utilize a portion of them is uncertain. There is no limit on utilization of the tax credit carryforwards.
     Deferred income taxes provided for timing differences in the recognition of revenue and expense for tax and financial statement purposes prior to the new accounting rules follow.

                                           1991
- -----------------------------------------------

Depreciation                              $57.1
Employee benefits                           9.3
Loss provisions not currently deductible  (57.9)
Deferred income                             3.8
Other                                       1.5
- -----------------------------------------------
                                          $13.8

The cumulative amount of Alcoa's share of undistributed earnings for which no deferred taxes have been provided was $1,499.8 at December 31, 1993. Management has no plans to distribute such earnings in the foreseeable future. It is not practicable to determine the deferred tax liability on these earnings.

Q. Lease Expense

Certain equipment, warehousing and office space, and oceangoing vessels are under operating lease agreements. Total expense for all leases was $73.7 in 1993, $74.8 in 1992 and $77.7 in 1991.
Under long-term leases, minimum annual rentals are $35.7 in 1994, $27.9 in 1995, $21.8 in 1996, $15.5 in 1997, $12.5 in 1998 and a
total of $25.4 for 1999 and thereafter.

R. Pension Plans

Alcoa maintains pension plans covering most U.S. employees and certain other employees. Pension benefits generally depend upon length of service, job grade and remuneration. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due.
     Pension costs include the following components that were calculated as of January 1 of each year.

                                          1993      1992      1991
- ------------------------------------------------------------------

Benefits earned                         $102.4   $  92.2   $  82.6
Interest accrued on projected
  benefit obligation                     253.9     250.7     240.9
Net amortization                          59.8      29.7      21.2
                                         416.1     372.6     344.7
Less: expected return on plan assets*    268.1     259.2     249.0
                                        $148.0   $ 113.4   $  95.7

*The actual returns were higher than the expected returns by $324.2 in 1993, $82.4 in 1992 and $253.9 in 1991 and were deferred as actuarial gains.

The status of the pension plans follows.

                                         Assets exceed       Accumulated benefit
                                           accumulated                obligation
                                    benefit obligation            exceeds assets
                                ----------------------    -----------------------
December 31                         1993          1992        1993           1992
- ---------------------------------------------------------------------------------

Plan assets, primarily
  stocks and bonds
  at market                     $3,688.4      $1,702.1    $   90.6       $1,662.1
- ---------------------------------------------------------------------------------
Present value of obligation:
  Vested                         3,154.8       1,450.0       197.1        1,697.7
  Non-vested                       310.9         147.8        17.3          161.2
- ---------------------------------------------------------------------------------
Accumulated benefit obligation   3,465.7       1,597.8       214.4        1,858.9
Effect of assumed
  salary increases                 328.1          60.3        20.0          236.7
- ---------------------------------------------------------------------------------
Projected benefit obligation    $3,793.8      $1,658.1    $  234.4       $2,095.6
- ---------------------------------------------------------------------------------

Plan assets greater (less than)
  projected benefit obligation  $ (105.4)     $   44.0    $ (143.8)      $ (433.5)
Unrecognized:
  Transition (assets) obligation     7.7         (49.3)       10.8           67.2
  Prior service costs              138.6          27.0        53.8           43.6
  Actuarial (gains) losses, net   (113.3)         56.0        (4.1)         200.8
  Minimum liability adjustment         -             -       (43.4)         (78.5)
- ---------------------------------------------------------------------------------
Prepaid (accrued) pension cost  $  (72.4)     $   77.7    $ (126.7)      $ (200.4)
- ---------------------------------------------------------------------------------

Assumptions used to determine plan liabilities and expenses follow.

December 31                                   1993      1992      1991
- ----------------------------------------------------------------------

Settlement discount rate                     6.75%     6.75%     7.25%
Long-term rate for compensation increases    5.5       5.5       5.5
Long-term rate of return on plan assets      9.0       9.0       9.0
- ----------------------------------------------------------------------

Supplemental information related only to Alcoa's U.S. pension plans partially insured by the Pension Benefit Guarantee
Corporation follow.

                                             Assets exceed       Accumulated benefit
                                               accumulated                obligation
                                        benefit obligation            exceeds assets
                                   -----------------------    ----------------------
December 31                             1993          1992       1993           1992
- ------------------------------------------------------------------------------------

Plan assets at fair market value   $ 3,270.5    $  1,359.5    $  21.7      $ 1,601.3
Accumulated benefit obligation      (3,115.6)     (1,284.0)     (23.9)      (1,691.8)
- ------------------------------------------------------------------------------------
                                   $   154.9    $     75.5    $  (2.2)     $   (90.5)
- ------------------------------------------------------------------------------------

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $34.5 in 1993, $23.9 in 1992 and $22.1 in 1991.

S. Postretirement Benefits

Alcoa maintains health care and life insurance benefit plans covering most eligible U.S. retired employees and certain other retirees. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. These plans are generally unfunded, except for certain benefits funded through a trust. Life benefits are generally provided by insurance contracts. Alcoa retains the right, subject to existing agreements, to change or eliminate these benefits.
     In 1993 changes made to certain medical plans may require contributions by future retirees to help offset medical cost increases. The changes reduced Alcoa's benefit expense and prior service costs.
     Alcoa implemented the new accounting rule on postretirement benefits effective January 1, 1992. These benefits are now accrued over the period the employee provides services to the company. Prior to the change, costs were charged to expense when paid. The accounting change resulted in a one-time charge to earnings of $1,166.4, net of taxes of $667.2.
The components of postretirement benefit expense follow.

                                              1993      1992
- ------------------------------------------------------------
Service cost of benefits earned             $ 29.9    $ 42.9
Interest cost on liability                   110.2     135.9
Net amortization                             (32.4)      -
Return on plan assets                         (5.2)     (3.7)
- ------------------------------------------------------------
Accrued postretirement benefit costs        $102.5    $175.1

The status of the postretirement benefit plans was:

December 31                                               1993      1992
- ------------------------------------------------------------------------

Retirees                                              $1,070.4  $1,023.6
Fully eligible active plan participants                  142.9     224.9
Other active participants                                378.6     757.1
- ------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO)   1,591.9   2,005.6
Plan assets, primarily stocks and bonds at market         53.4      57.6
- ------------------------------------------------------------------------
APBO in excess of plan assets                          1,538.5   1,948.0
Unrecognized net:
  Reduction in prior service costs                       469.4      35.7
  Actuarial losses                                       (78.8)    (87.9)
- ------------------------------------------------------------------------
Accrued postretirement benefit liability              $1,929.1  $1,895.8

For measuring the liability and expense, a 10.5% annual rate of increase in the per capita claims cost was assumed for 1994, declining gradually to 4.75% by the year 2001 and thereafter. For both years the discount rate was 6.75%, and the rates for compensation increases and return on plan assets were 5.5% and 9%, respectively. For 1993 a 1% increase in the trend rate for health care costs would have increased the APBO by 10% and service and interest costs by 12%.
     Cash payments for postretirement benefits were $80.4 in 1993, $76.6 in 1992 and $71.1 in 1991.

T. Cash Flow Information

Alcoa considers all investments purchased with a maturity of three months or less to be cash equivalents.
     Cash payments for interest and income taxes follows.

                               1993      1992      1991
- -------------------------------------------------------

Interest                     $101.2    $193.9*   $154.9
Income taxes                  193.6     264.4     426.1
- -------------------------------------------------------

*Includes $63.8 of amortized interest on the 7% debentures retired early.

     In a non-cash transaction early in 1993, $149 of 6-1/4 Convertible Subordinated Debentures due 2002 were converted to common stock by issuing 2.3 million shares of treasury stock.
     Cash flows in 1992 were not affected by the accounting changes for postretirement benefits and income taxes.

U. Subsequent Events

In February 1994, Alcoa issued $250 of 5-3/4% Notes due 2001. The net proceeds were used to redeem $225 of Alcoa's 7% Debentures due 2011. These debentures carried an effective yield of 14.7%.
     The early payment of the debentures will result in an extraordinary loss in the 1994 first quarter of $67.9.
     In February 1994, Alcoa announced that it would reduce primary aluminum production in its U.S. operations by 100,000 metric tons (mt) per year. Alcoa of Australia separately announced reductions of 25,000 mt at its Point Henry smelter in Geelong, Australia and 26,000 mt at the Portland, Australia smelter. Alcoa of Australia has a 45% interest in the Portland smelter.


Supplemental Financial
Information

Quarterly Data (unaudited)
(dollars in millions, except share amounts)

1993                             First     Second      Third     Fourth      Year
- ---------------------------------------------------------------------------------

Sales and operating revenues  $2,109.6   $2,405.3   $2,230.2   $2,310.8  $9,055.9
Income from operations            64.5      109.6       73.4      (46.1)    201.4
Net income (loss) *#              27.6       35.3       28.8      (86.9)      4.8
  Per common share                 .31        .40        .32      (1.00)      .03
- ---------------------------------------------------------------------------------

*After special items of $23.8, or 27 cents per share, in the second quarter, $4.0, or five cents per share, in the third quarter and $70.2, or 85 cents per share, in the fourth quarter #Net income for the second quarter includes a credit of $26.3 from a reduction in Australia's corporate tax rate from 39% to 33% and a $9.1 credit in the third quarter from the change in the U.S. tax rate.

1992                             First     Second      Third     Fourth         Year
- ------------------------------------------------------------------------------------

Sales and operating revenues $ 2,251.4   $2,406.1   $2,381.7   $2,452.3   $ 9,491.5
Income from operations            95.7       45.7       82.2      (57.3)      166.3
Extraordinary loss                   -      (50.2)         -          -       (50.2)
Accounting changes            (1,111.4)         -          -          -    (1,111.4)
Net income (loss) *#          (1,056.3)     (48.2)      45.3      (80.0)   (1,139.2)
Per common share:
  Extraordinary loss                 -       (.59)         -          -        (.59)
  Accounting changes            (13.06)         -          -          -      (13.06)
    Net income (loss) *         (12.42)      (.57)       .52       (.94)     (13.41)
- ------------------------------------------------------------------------------------

*After special items of $44.9, or 52 cents per share, in the second quarter and $129.0, or $1.51 per share, in the fourth quarter
#The net loss for the year includes $49.9 LIFO inventory profits of which $37.2 were recorded in the fourth quarter.

Average Number of Employees (unaudited)

                              1993      1992      1991
- ------------------------------------------------------

USA                         31,700    34,200    36,300
Other Americas              16,600    17,000    16,800
Pacific                      6,700     6,200     6,400
Europe                       8,400     6,200     6,100
- ------------------------------------------------------
                            63,400    63,600    65,600

                    GRAPHICS APPENDIX LIST

The following graphs, together with the accompanying text set forth below, appear on the same pages as the Financial Review (Management's Discussion and Analysis) Section in the Annual Report but are not part of the Financial Review.

Page Where
Graphic Appears         Description of Graphic or Cross-Reference

page 14        Graph 1, a line graph, depicts percentage improvement
Graph 1        change per annum from the base year 1989 (1989=0) in the
               life of smelting cells. The graph shows improvement changes of approximately 30% in 1990; 70% in 1991; 85% in 1992; and 93% in 1993.

               The following text accompanies Graph 1:

               Quantum Leap:
               Improvements in the life of smelting cells

               The smelting cells in which primary aluminum is made have carbon linings that may last up to eight years.
               The number of cells with linings reaching full life expectancy is an indicator of the quality of relining materials and methods and the proficiency of cell operation. For Alcoa's six U.S. smelting locations, which together have 3,632 cells, the number of cell linings reaching full life expectancy has increased
               93% since 1989. Overall improvements in cell life are expected to yield annual savings of more than $22 million.


page 15        Graph 2, a bar chart, depicts percentage decrease per
Graph 2        annum from the base year 1990 (1990=100%) in aluminum can
               sheet inventory. The bar chart shows that inventory of can sheet decreased to approximately 75% of 1990 levels in 1991; 40% of such levels in 1992; and 37% of such levels in 1993.

               The following text accompanies Graph 2:

               Quantum Leap:
               Reduction in can sheet inventory

               Alcoa's largest single category of product is aluminum sheet for beverage cans. The competitive demands of this high-volume product require stringent controls to limit working capital, which includes inventories, while still meeting exacting customer delivery requirements. Since 1990 Alcoa has reduced its total can sheet inventories 64%. During the same time, working capital was slashed 56% and on-time delivery performance to customers has never been better.

page 16        Graph 3, a bar chart, depicts the reduction in number of
Graph 3        workdays to calculate corporate earnings at four points
               in time (October 1991, May 1992, October 1992 and
               February 1993). The bar chart shows that the number of workdays required to calculate such earnings was 8 in October 1991; 5 in May 1992; 4 in October 1992; and 3 in
               February 1993.

               The following text accompanies Graph 3:

               Quantum Leap:
               Workdays to calculate
               corporate earnings

               Alcoa operates at 164 plants in 24 countries. Each location's financial performance is calculated monthly to determine corporate earnings which are reported publicly every three months. The entire process involves hundreds of Alcoa accounting employees around the world and previously took eight days to complete. In 1991 a goal was set to complete the process in three days. The goal was achieved in 1993 and has resulted in more timely financial information and annual cost savings of about $7 million.

page 17        Graph 4, a line graph, depicts the "material throughput"
Graph 4        ratio calculated by Alcoa Fujikura Ltd., a subsidiary,
               for the years 1991, 1992 and 1993. The ratio measures material costs reimbursed by customers to payments made to material suppliers. The graph shows that in 1991, 92% of payments made to material suppliers were reimbursed by customers; in 1992, this ratio improved to approximately 93%; and in 1993, the ratio was 95.9%.

               The following text accompanies Graph 4:

               Quantum Leap:
               Recovery of material costs

               Alcoa Fujikura Ltd. (AFL) makes wiring harnesses for cars and trucks. They are made of wire, connectors, terminals and coverings. To improve material usage and reduce costs, AFL began to measure "material throughput," which compares material costs reimbursed by customers to payments made to materials suppliers. This enabled AFL to reduce material costs associated with obsolescence, freight and handling losses, overproduc-tion and scrap. Throughput increased to 95.9% for savings of $6.6 million.