Form 10-K, Exhibit 13
period 1994-12-31
ALUMINUM CO OF AMERICA
filed 1995-03-22
CIK 4281

Exhibit 13


FINANCIAL REVIEW
(dollars in millions, except share amounts and ingot prices)

FIVE-YEAR SELECTED FINANCIAL DATA                       1994              1993            1992            1991            1990
- --------------------------------------------------------------------------------------------------------------------------------

Sales and operating revenues                       $ 9,904.3         $ 9,055.9       $ 9,491.5       $ 9,884.1      $ 10,710.2
Income before extraordinary loss and
  accounting changes*                                  443.1               4.8            22.4            62.7           295.2
Extraordinary loss and accounting changes              (67.9)                -        (1,161.6)              -               -
Net income (loss)*                                     375.2               4.8        (1,139.2)           62.7           295.2
  Per common share^
    Before extraordinary loss and accounting
      changes                                           2.48               .02             .12             .36            1.70
    Net income                                          2.10               .02           (6.70)            .36            1.70
- --------------------------------------------------------------------------------------------------------------------------------
Alcoa's average realized price per pound for
  aluminum ingot                                         .64               .56             .59             .67             .75
Average U.S. market price per pound for
  aluminum ingot (Metals Week)                           .71               .53             .58             .59             .74
- -----------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared per common share^                .80               .80             .80             .89            1.53
Total assets                                        12,353.2          11,596.9        11,023.1        11,178.4        11,413.2
Long-term debt (noncurrent)                          1,029.8           1,432.5           855.3         1,130.8         1,295.3
- -----------------------------------------------------------------------------------------------------------------------------------

* Includes net charges of $50.0, or 28 cents per common share, in 1994; $74.5, or 43 cents per share, in 1993; $173.9, or $1.02 per share, in 1992; $217.0, or $1.28 per share, in 1991; and $275.0, or $1.60 per share, in 1990. Also included in 1994 is a gain of $300.2, or $1.69 per share.
^ All per share amounts have been restated to reflect the two-for-one stock split in February 1995.

RESULTS OF OPERATIONS

EARNINGS SUMMARY

Earnings for the year, before unusual items, were $193 compared with $79 in 1993. Total revenues of $9,904 were $848 higher than those for the previous year. Most of the revenue increase was from a higher-value aluminum product mix and higher shipments of nonaluminum products, partially offset by lower prices for a number of products.
  Gross margin (sales and operating revenues less cost of goods sold) was up $190 from 1993. The increase was helped by the higher revenues and improved cost performance. Margin was unfavorably affected by higher purchased metal and other raw material costs.
  The following table summarizes Alcoa's results adjusted for unusual items described later in this discussion.


                                      1994            1993            1992
- ------------------------------------------------------------------------------
Net income (loss)                  $ 375.2           $ 4.8      $ (1,139.2)
Significant unusual items:
 Gain from Alcoa/ WMC
   transaction                      (300.2)              -               -
 Special charges, net                 50.0            74.5           173.9
 Extraordinary loss                   67.9               -            50.2
 Accounting changes, net                 -               -         1,111.4
- ------------------------------------------------------------------------------
Adjusted net income                $ 192.9          $ 79.3         $ 196.3
- ------------------------------------------------------------------------------

The year-to-year comparisons in the discussion that follows on geographic and segment information also exclude the unusual items.

GEOGRAPHIC AND SEGMENT INFORMATION

Operating profit in 1994 was $513 compared with $351 in 1993 and $533 in 1992. Operating profit, for geographic and segment purposes, consists of sales and operating revenues less operating expenses--except interest expense, nonoperating income, income taxes and minority interests. See Note P to the financial statements for additional geographic and segment information.

OPERATIONS BY GEOGRAPHIC AREA

USA--Revenues of $5,574 were up 6% from 1993 after a decline of 7% in 1993 from 1992. Most of the recovery in revenues was due to higher fabricated products shipments. Prices for these products continued to be weak. Revenues were also negatively affected by lower shipments of aluminum ingot due to the idling of 410,000 metric tons (mt) of U.S. smelting capacity that began in 1993. Although the average ingot price rose 13% from 1993, lower ingot shipments more than offset that benefit and ingot revenues fell 23%.
  U.S. operations had an operating loss in 1994 of $65 compared with a loss of $193 in 1993 and a profit of $55 in 1992. The improvement from 1993 is principally reflected in building products, forged products and commercial rolled products.

PACIFIC--Revenues of $1,670 in 1994 were down 5% from 1993. The Pacific area principally reflects the activities of Alcoa of Australia (AofA). The decline in revenues was mainly due to a 10% drop in prices for alumina, and lower shipments of aluminum ingot resulting from production cutbacks at AofA smelters. Operating profit in 1994 was $291 compared with $399 in 1993 and $298 in 1992. The lower profit reflects the effects of the decline in alumina prices.

OTHER AMERICAS--Revenues of $1,362 in 1994 jumped 44% from 1993. Alcoa Aluminio (Aluminio) in Brazil benefited from higher shipments and prices in virtually all of its product lines. Shipments and prices of closures, particularly in the Mexican operations, also improved. With these benefits plus improved performance, operating profit reached $239 in 1994 compared with $139 in 1993 and $91 in 1992.

EUROPE--Revenues of $1,298 in 1994 improved by 21% over those in 1993. Operating profit in 1994 reached $48 compared with $6 in 1993 and $90 in 1992. The most significant improvements in both revenues and profits came from Alcoa's operations in Hungary and in the Netherlands. Alcoa-Kofem, located in Hungary, benefited from higher fabricated products sales and significantly greater plant utilization.

OPERATIONS BY SEGMENT

Alcoa's integrated operations consist of three segments: Alumina and Chemicals, Aluminum Processing, and Non-Aluminum Products.

I. ALUMINA AND CHEMICALS SEGMENT


                                      1994            1993            1992
- ------------------------------------------------------------------------------
Revenues                           $ 1,508         $ 1,437         $ 1,422
Operating profit                       277             373             278
- ------------------------------------------------------------------------------

Approximately two-thirds of the revenues from this segment are from sales of alumina. An oversupply of alumina that began in 1992 continued into 1994. With this overhang and smelter cutbacks worldwide, prices for alumina fell 16% in 1992, dropped slightly in 1993, and declined 12% in 1994.
  Alumina shipments rose 12% from 1993, following an 8% increase from 1992 to 1993. Part of the increase was due to full utilization of AofA's Wagerup refinery expansion. Revenues, on the other hand, were flat, as the additional volume just about offset lower prices. Revenues in 1993 were up 8% from 1992 because of higher volume.
  Revenues from alumina-based chemical products were 13% higher than in 1993. Higher volumes in the U.S. and Brazilian markets more than offset continued pressure on prices in the European market. Revenues in 1993 fell 10% from 1992 due primarily to lower demand and prices in the U.S. and Europe.
  Operating profit of $277 for this segment was down $96 from 1993. The chemicals businesses showed about an 8% improvement. However, the alumina businesses were unfavorably affected by lower prices that more than offset lower unit production costs.

 II. ALUMINUM PROCESSING SEGMENT


                                      1994            1993            1992
- ------------------------------------------------------------------------------
Total aluminum shipments (000
  mt)                                2,551           2,580           2,797
Revenues                           $ 6,477         $ 5,974         $ 6,517
Operating profit (loss)                145             (21)            289
- ------------------------------------------------------------------------------

Total aluminum shipments in 1994 were down slightly from 1993 after falling 8% from 1992 to 1993. The declines were mostly from aluminum ingot, which reflects the shutdown of 24% of the company's smelting capacity.
  Total revenues from this segment rose 8% from 1993 on higher sales of engineered and flat-rolled products. This segment had an operating profit of $145 in 1994 after sustaining a loss of $21 in 1993. Factors contributing to the improvement include a higher-value product mix, cost reductions--including lower smelting costs--and the higher revenues. These were partially offset by lower prices for rigid container sheet (RCS) for beverage cans and higher cost of purchased metal. The loss in 1993 was mainly in packaging and aerospace markets, and from aluminum ingot operations. This segment's shipments and revenues are made up of the following product classes:


PRODUCT CLASSES                       1994            1993            1992
- ------------------------------------------------------------------------------
Shipments (000 metric tons)
 Flat-rolled products                1,381           1,271           1,323
 Engineered products                   433             379             353
 Aluminum ingot                        655             841           1,023
 Other aluminum products                82              89              98
- ------------------------------------------------------------------------------
 Total shipments                     2,551           2,580           2,797
- ------------------------------------------------------------------------------
Revenues
 Flat-rolled products              $ 3,201         $ 2,974         $ 3,189
 Engineered products                 1,882           1,528           1,527
 Aluminum ingot                        920           1,042           1,336
 Other aluminum products               473             430             465
- ------------------------------------------------------------------------------
 Total revenues                    $ 6,476         $ 5,974         $ 6,517
- ------------------------------------------------------------------------------

FLAT-ROLLED PRODUCTS--A significant portion of the shipments and revenues in this product class comes from the sale of RCS. In 1993, Alcoa experienced severe competition for RCS market share. As a result, RCS prices fell 9% from their 1992 level and declined 2% in 1994. Higher demand for RCS in 1994 resulted in a 2% increase in shipments from the year earlier. Revenues, however, stayed about even.
  Sheet and plate shipments, serving the aerospace and commer-cial products markets, were up 31% over 1993 despite continuing weakness in the aerospace sector. In both 1994 and 1993, shipments to aerospace customers were down but were more than offset by higher commercial products sales. Revenues for sheet and plate were up 21% from 1993, due mostly to the higher volume of commercial products.

ENGINEERED PRODUCTS--The products in this class include extru-sions used principally in the transportation and construction markets, forgings and wheels, wire, rod and bar, and automobile bumpers. Total shipments of engineered products were up 14% from 1993 and revenues rose 23%. This compares with a 7% rise in shipments in 1993 from 1992 while revenues were about the same.
  Shipments of extrusions were 17% higher than in 1993 and revenues rose 22%. Approximately one-half of 1994 revenues for this product came from Europe and Brazil. In 1993, shipments of extrusions were down 12% from 1992 while revenues fell 19%, reflecting the weak aerospace market and declining prices.
  Shipments of forged wheels for the transportation market climbed 39% in 1994 with a similar increase in revenues. These dramatic increases followed a 27% increase in shipments from 1992 to 1993 and a 31% increase in revenues.
  Shipments of aluminum products for the U.S. building and construction market rose 27% in 1994; revenues were up 24%.

ALUMINUM INGOT--Alcoa's smelters operated at approximately 80% of worldwide rated capacity during 1994 as 450,000 mt of capacity was idled due to the oversupply of aluminum ingot on world markets during the last several years. As a result, ingot shipments in 1994 were 22% lower than in 1993. Shipments in 1993 fell 18% from 1992. The average U.S. market price for ingot, which was 58 cents per pound in 1992, fell to 53 cents in 1993. As world inventories declined during 1994, ingot prices began to recover and the average U.S. price rose to 71 cents per pound. The price in early 1995 has further risen to the high 80 cent range.
  Alcoa's average realized price for ingot in 1994 was 64 cents compared with 56 cents in 1993. Ingot revenues in 1994 were down 12% from 1993 after falling 22% in 1993 from 1992. Partially offsetting lower volumes and prices in the U.S. and Australia during 1994 were higher ingot shipments and prices at Aluminio.

OTHER ALUMINUM PRODUCTS--Shipments of these products, which are principally scrap and aluminum closures, were down 8% from 1993, mostly due to lower scrap sales. Revenues, however, rose 10% on the strength of higher prices for scrap. In 1993, shipments of other aluminum products were down 9% from 1992 while revenues declined 8%.

III. NON-ALUMINUM PRODUCTS SEGMENT


                                      1994            1993            1992
- ------------------------------------------------------------------------------
Revenues                           $ 1,919         $ 1,646         $ 1,553
Operating profit (loss)                 91               5             (31)
- ------------------------------------------------------------------------------

  Revenues from this segment were up 17% in 1994 following a 6% increase in 1993. Operating profit of $91 rose $86 from 1993. Revenues from packaging, retail and copper conductor products for Aluminio were up 66%. Alcoa Fujikura benefited from strong automobile sales in 1994; its revenues rose 17%, principally from automobile wire harness sales. Alcoa Electronic Packaging increased its revenues by over 200% from 1993 with greater plant utilization and higher demand for electronic components. Plastic closures revenues in Latin American markets jumped 27%. Alcoa is a leading supplier worldwide of both plastic and aluminum closures. Nonaluminum building products revenues rose 14%.

GAIN FROM ALCOA/WMC Transaction

In December 1994, Alcoa recorded a gain of $400.2 ($300.2 after-tax) from the acquisition by Western Mining Corporation Holdings Limited (WMC), located in Melbourne, Australia, of a 40% interest in Alcoa's worldwide bauxite, alumina and inorganic chemicals businesses. As part of the agreement, Alcoa acquired an additional 9% interest in AofA, bringing its total interest in that company to 60%. An additional cash payment may be made by WMC in the year 2000 if certain financial performance targets of the alumina chemicals businesses are met. See
Note C for additional information about this transaction.

SPECIAL ITEMS

Included in income from operations in 1994 is a charge of $79.7 ($50.0 after-tax) from closing a forgings and extrusion plant in Vernon, California. The charge included $32.8 for asset write-offs and $46.9 related primarily to severance costs.
  Special charges of $150.8 in 1993 ($98.0 after-tax) included $134.1 for severance costs associated with permanent reductions of hourly paid and salaried employees, mainly in the company's U.S. aluminum operations. The remaining $16.7 was associated with closing certain businesses at several plants, including the manufacture of aluminum rod at Rockdale, Texas. There was also a credit of $35.4 related to tax rate reductions, partially offset by an $11.9 charge for new three-year labor agreements.
  The 1992 special charges of $251.6 ($173.9 after-tax) consisted of $95.7 for redundancies and $155.9 for asset dispo-sitions. The dispositions included the shutdown of a facility in South Bend, Indiana and impairment of Alcoa Composites, Inc.

EXTRAORDINARY LOSSES

The extraordinary losses in 1994 and 1992 of $67.9 and $50.2, respectively, were from the early retirements of 7% discount debentures that carried effective interest rates through maturities in 2011 and 1996 of 14.7%. The losses were the unamortized portions of the original discounts that would have been paid at the time the debt matured.

COSTS AND OTHER INCOME

COST OF GOODS SOLD--Cost of goods sold in 1994 rose $659, or
9% from 1993. The major contributors were:
- -A higher-cost product mix      $350
- -Higher volume                   265
- -Higher prices for purchased
 metal and other raw materials   215

  These were partially offset by:
- -Operating performance
 and efficiencies                160

Cost of goods sold in 1993 was $152 lower than in 1992 principally because of lower volume--$275; operating perfor-mance--$110; and lower purchased metal costs--$57. These were partially offset by costs associated with new subsidiaries of $181 and inventory profits in 1992 of $76.

SELLING AND GENERAL ADMINISTRATIVE EXPENSES--These expenses rose 5% during 1994 and primarily reflect higher commissions and compensation costs. Selling and administrative expenses as a percent of sales was 6.4% in 1994, 6.7% in 1993 and 6.2% in 1992.

INTEREST EXPENSE--Interest expense was up $19 from 1993 primarily because of higher borrowings by Aluminio, higher short-term interest rates and higher average commercial paper outstanding during most of the year. These were partially offset by the favorable effects of early redemption in 1994 of high-cost debentures. At the end of 1994, there were no U.S. commercial paper borrowings outstanding. Comparing 1993 with 1992, an $18 decline in interest costs reflects lower rates and the payment in 1992 of high-cost discount debentures.

INCOME TAXES--Taxes on income in 1994 were $219, for an effective tax rate for the year of 26.7%. The difference between this rate and the U.S. statutory rate of 35% is mostly due to a portion of the gain on the Alcoa/WMC transaction being nontaxable.
  The provision for income taxes in 1993 resulted in a tax benefit of $10 compared with a tax cost of $132 in 1992. Besides the effect of a lower level of pretax income in 1993, the difference included the effects of a change in Australia's tax rate from 39% to 33% in 1993. This resulted in a $65 reduction to AofA's taxes. In addition, the U.S. tax rate increased from 34% to 35% in 1993. Although the rate increased, Alcoa benefited by a one-time credit of $10 because of its net deferred tax assets in the U.S.

OTHER INCOME/FOREIGN CURRENCY--Included in other income are translation and exchange gains (losses) of $(10.3) in 1994, $14.6 in 1993 and $(25.5) in 1992. In 1994 there were unfavorable variances at operations in Germany and Australia; and in Mexico, the peso was devalued in December. The favorable change in 1993 from 1992 was mainly at AofA where the exchange rate moved from 78 cents to 68 cents, and at Suralco, which was affected by a significant devaluation of the Suriname guilder late in 1993. At the time of the devaluation, Suralco was in a net monetary liability position.
  The effect on net income from translation and exchange gains (losses), after taxes and minority interests, was $(9.6) in 1994, $9.0 in 1993 and $(11.1) in 1992.

RISK FACTORS

In addition to the risks inherent in Alcoa's worldwide business and operations, the company is exposed generally to market, financial, political, and economic risks.

COMMODITY RISKS--Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. Aluminum ingot is an internationally priced, sourced and traded commodity. The principal trading market for ingot is the London Metal Exchange
(LME). Alcoa participates in this market by buying and selling forward portions of its aluminum requirements and output.
  In 1993, when world metal prices reached an all-time low, Alcoa temporarily idled 310,000 mt of its primary aluminum production. Further reductions in early 1994 brought Alcoa's total worldwide idled capacity to 450,000 mt.
  For purposes of risk assessment, Alcoa divides its operations into four regions: U.S., Pacific, Other Americas and Europe.
The Pacific, principally Australia, and the Other Americas, principally Brazil, are in net long metal positions, and from time to time, may sell production forward. Europe has no smelting operations controlled by Alcoa, and accordingly, is net short and may purchase forward positions from time to time. At the present time, forward purchases activity within the latter three regions is not material.
  In 1994 the company had entered into longer-term contracts with a variety of customers in the U.S. for the supply of approximately 1,500,000 mt of aluminum products over the next several years. As a hedge against the economic risk of higher prices for metal needs associated with these contracts, Alcoa entered into long positions using principally futures and option contracts. At December 31, 1994, these contracts totaled approximately 1,400,000 mt. The contracts limit the unfavorable effect of price increases on metal purchases and likewise limit the favorable effect from price declines. The futures and option contracts are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks, as appropriate.
  For financial accounting purposes, the gains and losses on the hedging contracts are reflected in earnings concurrent with the hedged costs. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions.
  The volatility of aluminum market prices can produce signifi-cant fluctuations in the periodic mark-to-market measurement of the futures and option contracts. Focusing only on that valuation is meaningless because the effect of price changes on future hedged metal purchases will approximately equal and offset the mark-to-market valuation of the contract position. Alcoa intends to close out the hedging contracts at the time it purchases the metal from third parties, thus creating the right economic match both in time and price. The deferred gains on the hedging contracts at December 31, 1994 are expected to offset the increase in the price of the purchased metal.
  The expiration dates of the call options and the delivery dates of the futures contracts do not always coincide exactly with the dates on which Alcoa is required to purchase metal in order to perform under its customer agreements.
  Accordingly, the company anticipates rolling forward some of its futures and option positions. This may result in signifi-cant cash inflows if the hedging contracts are "in-the-money" at the time they are rolled forward. Conversely, there could be significant cash outflows if metal prices fall below the price of contracts being rolled forward.
  In late 1994 Alcoa implemented a program to protect the unrealized gains that result from the increase in metal prices. Approximately 10% of its hedge position was protected at the end of 1994 through the purchase of options from highly rated financial institutions. The maximum risk on the option contracts is the premiums paid.
  In addition, Alcoa had 14,000 mt of LME contracts outstanding at year-end 1994 that cover fixed-price commitments to supply customers with metal from internal sources. Accounting convention requires that these contracts be marked-to-market.
  Alcoa purchases other commodities, such as natural gas and copper, for its operations and enters into contracts to eliminate volatility in the prices of such products. None of these contracts are material.

FINANCIAL RISK--Alcoa is subject to exposure to fluctuations in foreign currencies. As a matter of policy, Alcoa enters into foreign currency exchange contracts, including forwards and options, to manage its transactional exposure to changes in currency exchange rates.
  To keep financing costs as low as possible, Alcoa uses interest rate swaps to maintain a balance between fixed and floating rate debt.

RISK MANAGEMENT--All of the aluminum and other commodity contracts, as well as the various types of financial instru-ments, are straightforward. They are primarily entered into for the purpose of removing uncertainty and volatility, and principally cover underlying exposures. Alcoa's commodity and derivative activities are subject to the management, direction and control of its Strategic Risk Management Committee. The committee is composed of the Chief Executive Officer, the Chief Financial Officer and other officers and employees that the Chief Executive Officer may select from time to time. The committee reports to the Board of Directors at each meeting on the scope of Alcoa's activities and programs.
  In 1994 Alcoa tested its policies regarding its derivatives and commodities trading activities against the recommendations of the "Group of 30." A clarified policy was approved by the Board. The "Group of 30" was a global derivatives study group formed to help dealers and users better manage risks and issues associated with derivative activities. It was composed of worldwide industry representatives, bankers, central bankers and academics whose recommendations included issues related to the role of senior management (including the board of directors), authorization, control and disclosure of deriva-tives. For additional information on financial instruments, see Note R.

ENVIRONMENTAL MATTERS

Alcoa participates in environmental assessments and cleanups at a number of locations, including operating facilities and adjoining property, at previously owned or operated facilities and at Superfund and other waste sites. Alcoa records a liability for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information.
  As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substan-tially due to factors such as the nature and extent of conta-mination, changes in remedial requirements and technological changes.
  For example, there are certain matters, including several related to alleged natural resource damage or alleged off-site contaminated sediments, where investigations are ongoing. It is not possible to determine the outcomes or to estimate with any degree of certainty the ranges of potential costs for these matters.
  Alcoa's remediation reserve balance at the end of 1994 was $329 and reflects the most probable costs to remediate identi-fied environmental conditions for which costs can be reasonably estimated. About 28% of this balance relates to Alcoa's Massena, New York plant site. Remediation costs charged to the reserve were $79 in 1994, $71 in 1993 and $102 in 1992. They include expenditures currently mandated as well as those not required by any regulatory authority or third parties.
  Included in annual operating expenses are the recurring costs of managing hazardous substances and pollution. Such costs are estimated to be about 2% of cost of goods sold in 1994 and 1 1/2% in 1993 and 1992.

LIQUIDITY AND CAPITAL RESOURCES

CASH FROM OPERATIONS

Cash from operations was $1,394 in 1994 compared with $535 in 1993. Among the factors that accounted for the increase in 1994 over 1993 was a higher level of operating income in 1994. Additionally, working capital provided cash in 1994 by reductions in inventories and other current assets and an increase in accounts payable. These were partially offset by higher accounts receivable. In 1993 just the opposite occurred.
  Cash outlays for the 1992-1994 special items related to severance costs consist of salary continuation payments for up to two years, and pension and medical costs to be paid over the lives of the employees. The latter represents about 45% of the total severance costs.

FINANCING ACTIVITIES

Financing activities resulted in a net cash outflow of $825 in 1994. In 1993 there was a cash inflow of $386. In 1994 the company paid off early its 7% discount debentures due 2011 that had a face value of $225 and an effective interest rate of 14.7%. The unamortized discount was $108 at the time of redemption. Proceeds from issuance in February 1994 of $250 of 5.75% notes due 2001 were used to redeem the 7% debentures.
  Alcoa's U.S. commercial paper borrowings, which had an outstanding balance at the end of 1993 of $337, were also liquidated in 1994. AofA also significantly reduced its outstanding commercial paper balance in 1994. Short-term debt was reduced by $105 in 1994 compared with an increase of $68 in 1993.
  Debt as a percent of invested capital was 15% at the end of 1994 compared with 22% and 15% at the end of 1993 and 1992, respectively.
  In July 1994, Alcoa entered into a one billion dollar, five-year revolving credit facility with a group of international banks, replacing the previous $750 facility. The new arrangement will be used to back the issuance of commercial paper.
  Dividends paid to shareholders were $144 in 1994 compared with $142 in 1993 and $139 in 1992. In November 1994, Alcoa's Board declared a two-for-one stock split distributable on February 25, 1995. The Board also approved two changes in the company's common stock dividend policy: an increase in the base quarterly dividend and a change in the payment schedule for the extra dividend above the base dividend. The base quarterly dividend was increased from 20 cents to 22.5 cents per common share. The extra dividend payment of 30% of Alcoa's annual earnings in excess of $3.00 per share will be paid in the following year in equal quarterly installments with the base quarterly dividend instead of in a single payment.
  Dividends paid to minority interests of $148 in 1994 included $86 paid by AofA and $19 paid by Aluminio. In 1993, such dividends totaled $159, including $126 and $18 paid by AofA and Aluminio, respectively.

INVESTING ACTIVITIES

Cash used for investing activities in 1994 amounted to $375 compared with $1,050 in 1993. In both years, the most signifi-cant outlay was for capital expenditures. Spending for capital projects in 1994 was $612, down $145 from 1993 and reflects continued focus on improving manufacturing processes with a minimum of capital spending. More than one-half of the expendi-tures were for sustaining activities.
  Capital expenditures for new and expanded facilities for environmental control in ongoing operations were $45 in 1994, $76 in 1993 and $75 in 1992.
  Cash inflows from investing activities in 1994 consisted mainly of liquidating short-term investments, primarily at AofA. AofA used the proceeds to pay down its commercial paper borrowings. Additionally, Alcoa received a partial payment from the Alcoa/WMC transaction of $68. Additional net proceeds of $367 related to this transaction were received in early January 1995.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors Aluminum Company of America (Alcoa)

We have audited the accompanying consolidated balance sheet of Alcoa as of December 31, 1994 and 1993, and the related state-ments of consolidated income, shareholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of Alcoa's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presen-tation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alcoa at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
  As discussed in Notes S and V to the consolidated financial statements, Alcoa changed its methods of accounting for income taxes and postretirement benefits other than pensions in 1992.

/s/  Coopers & Lybrand L.L.P.
     COOPERS & LYBRAND L.L.P.

600 Grant St., Pittsburgh, Pa.
January 11, 1995

STATEMENT OF CONSOLIDATED INCOME
                                                        Alcoa and subsidiaries

For the year ended December 31                 1994        1993        1992
- ------------------------------------------------------------------------------
(in millions, except share amounts)

REVENUES
Sales and operating revenues (P)          $ 9,904.3   $ 9,055.9   $ 9,491.5
Gain from Alcoa/WMC transaction (C)           400.2           -           -
Other income, principally interest             87.0        93.0        96.9
- ------------------------------------------------------------------------------
                                           10,391.5     9,148.9     9,588.4
- ------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of goods sold and operating
  expenses                                  7,845.7     7,187.0     7,339.1
Selling, general administrative and
  other expenses                              632.7       603.6       586.8
Research and development expenses             125.8       130.4       212.2
Provision for depreciation, depletion
  and amortization                            671.3       692.6       682.4
Interest expense (N)                          106.7        87.8       105.4
Taxes other than payroll and severance
  taxes                                       107.1       105.6       112.3
Special items (D)                              79.7       150.8       251.6
- ------------------------------------------------------------------------------
                                            9,569.0     8,957.8     9,289.8
- ------------------------------------------------------------------------------
EARNINGS
  Income before taxes on income               822.5       191.1       298.6
Provision (credit) for taxes on income
  (S)                                         219.2       (10.3)      132.3
- ------------------------------------------------------------------------------
  Income from operations                      603.3       201.4       166.3
Minority interests (K)                       (160.2)     (196.6)     (143.9)
- ------------------------------------------------------------------------------
  Income before extraordinary loss and
    accounting changes                        443.1         4.8        22.4
Extraordinary loss on debt prepayments,
  net of tax benefits of $40.4 in 1994
  and $25.8 in 1992 (D)                       (67.9)          -       (50.2)
Cumulative effect of accounting changes
  for:
  Postretirement benefits, net of $667.2
    tax benefit (V)                               -           -    (1,166.4)
  Income taxes (S)                                -           -        55.0
- ------------------------------------------------------------------------------
NET INCOME (LOSS)                           $ 375.2       $ 4.8  $ (1,139.2)
- ------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE:
  (B and L)
  Before extraordinary loss and
    accounting changes                       $ 2.48       $ .02       $ .12
  Extraordinary loss                           (.38)          -        (.30)
  Accounting changes:
    Postretirement benefits                       -           -       (6.85)
    Income taxes                                  -           -         .33
- ------------------------------------------------------------------------------
Earnings (Loss) per common share             $ 2.10       $ .02     $ (6.70)
- ------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.


CONSOLIDATED BALANCE SHEET
                                                        Alcoa and subsidiaries

December 31                                          1994            1993
- ------------------------------------------------------------------------------
(in millions)

ASSETS
Current assets:
  Cash and cash equivalents (includes cash
    of $177.5 in 1994 and $58.0 in 1993) (R
    and T)                                        $ 619.2         $ 411.7
  Short-term investments (R)                          5.5           243.6
  Receivables from customers, less
    allowances: 1994-$37.4; 1993-$33.2            1,440.6         1,218.7
  Receivable from WMC, net (C)                      366.9               -
  Other receivables                                 182.5           211.3
  Inventories (E)                                 1,144.2         1,227.2
  Deferred income taxes                             235.6           103.2
  Prepaid expenses and other current assets         158.7           286.8
- ------------------------------------------------------------------------------
    Total current assets                          4,153.2         3,702.5
Properties, plants and equipment (F)              6,689.4         6,506.8
Other assets (G)                                  1,510.6         1,387.6
- ------------------------------------------------------------------------------
      TOTAL ASSETS                             $ 12,353.2      $ 11,596.9
- ------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
  Short-term borrowings (weighted average
    rate 7.9% in 1994 and 5.8% in 1993) (R)       $ 261.9         $ 362.5
  Accounts payable, trade                           739.3           596.3
  Accrued compensation and retirement costs         363.9           288.0
  Taxes, including taxes on income                  393.0           364.3
  Provision for layoffs and impairments (D)          84.4           128.8
  Other current liabilities                         557.0           302.2
  Long-term debt due within one year                154.0            50.8
- ------------------------------------------------------------------------------
    Total current liabilities                     2,553.5         2,092.9
Long-term debt, less amount due within one
  year (H and R)                                  1,029.8         1,432.5
Accrued postretirement benefits (V)               1,850.5         1,845.2
Other noncurrent liabilities and deferred
  credits (I)                                     1,011.8         1,022.2
Deferred income taxes                               220.6           231.1
- ------------------------------------------------------------------------------
      Total liabilities                           6,666.2         6,623.9
- ------------------------------------------------------------------------------
MINORITY INTERESTS (A, C and K)                   1,687.8         1,389.2
- ------------------------------------------------------------------------------
Contingent liabilities (O)                              -               -

SHAREHOLDERS' EQUITY
Preferred stock (M)                                  55.8            55.8
Common stock (B and M)                              178.7            88.8
Additional capital (B)                              663.5           715.9
Translation adjustment (A)                          (68.6)         (188.5)
Retained earnings                                 3,173.9         2,946.1
Unfunded pension obligation                          (4.0)           (7.0)
Treasury stock, at cost                               (.1)          (27.3)
- ------------------------------------------------------------------------------
    Total shareholders' equity                    3,999.2         3,583.8
- ------------------------------------------------------------------------------
      TOTAL LIABILITIES AND EQUITY             $ 12,353.2      $ 11,596.9
- ------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.


STATEMENT OF CONSOLIDATED CASH FLOWS
                                                  Alcoa and subsidiaries

For the year ended December 31                 1994        1993        1992
- ------------------------------------------------------------------------------
(in millions)

CASH FROM OPERATIONS
Net income (loss)                           $ 375.2       $ 4.8  $ (1,139.2)
Adjustments to reconcile net income
  (loss) to cash from operations:
  Depreciation, depletion and
    amortization                              688.8       711.1       710.1
  Gain from Alcoa/WMC transaction            (400.2)          -           -
  Reduction of assets to net realizable
    value                                      32.8        16.7       144.3
  Reduction in deferred income taxes          (55.6)     (124.5)      (88.0)
  Equity earnings before additional
    taxes, net of dividends                     5.1        11.7        14.8
  Provision for special items                  46.9       134.1       107.4
  Gains from investing activities             (10.3)       (1.3)       (7.2)
  Book value of asset disposals                47.4        20.8        15.3
  Accounting changes                              -           -     1,111.4
  Extraordinary loss                           67.9           -        50.2
  Minority interests                          160.2       196.6       143.9
  Other                                        (1.9)      (11.4)       53.9
  (Increase) reduction in receivables        (155.0)       15.6        84.5
  (Increase) reduction in inventories         115.8      (130.2)      166.7
  (Increase) reduction in prepaid
    expenses and other current assets         129.4      (152.2)       70.8
  Increase (reduction) in accounts
    payable and accrued expenses              336.6      (202.8)     (248.7)
  Increase (reduction) in taxes,
    including taxes on income                  (6.8)       (6.0)        (.6)
  Payment of amortized interest on deep
    discount debt                              (8.6)          -       (63.8)
  Net change in noncurrent assets and
    liabilities                                25.9        52.0        82.3
- ------------------------------------------------------------------------------
    CASH FROM OPERATIONS                    1,393.6       535.0     1,208.1
- ------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net additions (reduction) to short-term
  borrowings                                 (104.9)       67.5       244.0
Common stock issued and treasury stock
  sold                                         61.7        17.7        36.2
Dividends paid to shareholders               (144.4)     (142.3)     (138.9)
Dividends paid to minority interests         (148.1)     (159.3)     (140.9)
Additions to long-term debt                   494.9       748.0       338.4
Payments on long-term debt                   (934.4)     (145.8)     (687.1)
Redemption of subsidiary preferred stock      (50.0)          -           -
- ------------------------------------------------------------------------------
    CASH FROM (USED FOR) FINANCING
      ACTIVITIES                             (825.2)      385.8      (348.3)
- ------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                         (611.7)     (757.0)     (788.8)
Acquisitions, net of cash acquired             (9.6)      (16.3)       (7.7)
Sales of subsidiaries                             -           -        12.6
Additions to investments                      (21.2)       (5.9)     (127.1)
Sales of investments                              -          .3        50.5
Reductions in minority interests              (44.7)      (14.2)      (18.4)
Proceeds from Alcoa/WMC transaction            67.8           -           -
Short-term investments                        250.8      (243.6)          -
Other receipts                                 14.9         5.8         7.6
Other payments                                (21.2)      (19.5)      (21.4)
- ------------------------------------------------------------------------------
    CASH (USED FOR) INVESTING ACTIVITIES     (374.9)   (1,050.4)     (892.7)
- ------------------------------------------------------------------------------
    EFFECT OF EXCHANGE RATE CHANGES ON
      CASH                                     14.0        (6.9)      (44.7)
- ------------------------------------------------------------------------------
Net change in cash and cash equivalents       207.5      (136.5)      (77.6)
Cash and cash equivalents at beginning
  of year                                     411.7       548.2       625.8
- ------------------------------------------------------------------------------
    CASH AND CASH EQUIVALENTS AT YEAR-
      END                                   $ 619.2     $ 411.7     $ 548.2
- ------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.


STATEMENT OF SHAREHOLDERS' EQUITY
                                                        Alcoa and subsidiaries

                                                                                                 Unfunded
                               Preferred       Common    Additional   Translation   Retained      pension   Treasury  Shareholders'
December 31                        stock        stock       capital    adjustment   earnings   obligation      stock         equity
- -----------------------------------------------------------------------------------------------------------------------------------
(in millions, except share amounts)

BALANCE AT END OF 1991           $ 55.8        $ 88.8       $ 713.8      $ (55.8)  $ 4,378.1           -    $ (243.3)  $ 4,937.4
Net loss-1992                                                                       (1,139.2)                           (1,139.2)
Cash dividends:
  Preferred @ $3.75 per
    share                                                                               (2.1)                               (2.1)
  Common @ $.80 per share                                                             (136.8)                             (136.8)
Stock issued: compensation
  plans                                                         1.2                    (10.7)                   45.7        36.2
Stock issued: debt
  conversions                                                                                                    1.0         1.0
Translation adjustments                                                    (92.2)                                          (92.2)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1992             55.8          88.8         715.0       (148.0)    3,089.3           -      (196.6)    3,604.3
Net income-1993                                                                          4.8                                 4.8
Cash dividends:
  Preferred @ $3.75 per
    share                                                                               (2.1)                               (2.1)
  Common @ $.80 per share                                                             (140.2)                             (140.2)
Stock issued: compensation
  plans                                                          .9                     (3.0)                   19.8        17.7
Stock issued: debt
  conversions                                                                           (2.7)                  149.5       146.8
Minimum pension liability
  adjustments                                                                                     $ (7.0)                   (7.0)
Translation adjustments                                                    (40.5)                                          (40.5)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1993             55.8          88.8         715.9       (188.5)    2,946.1        (7.0)      (27.3)    3,583.8
Net income-1994                                                                        375.2                               375.2
Cash dividends:
  Preferred @ $3.75 per
    share                                                                               (2.1)                               (2.1)
  Common @ $.80 per share                                                             (142.3)                             (142.3)
Two-for-one stock split                          89.3         (89.3)                                                           -
Stock issued: compensation
  plans                                            .6          36.9                     (3.0)                   27.2        61.7
Minimum pension liability
  adjustments                                                                                        3.0                     3.0
Translation adjustments                                                    119.9                                           119.9
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1994           $ 55.8       $ 178.7       $ 663.5      $ (68.6)  $ 3,173.9      $ (4.0)      $ (.1)  $ 3,999.2
- -----------------------------------------------------------------------------------------------------------------------------------
SHARE ACTIVITY (B)                                                                                          Common Stock
                                                               ----------------------------------------------------------------
                                     Preferred stock                Issued               Treasury        Net outstanding
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1991                      557,649            177,608,440             (7,443,802)           170,164,638
Stock issued: compensation plans                                                        1,262,274              1,262,274
Stock issued: debt conversions                                                             32,256                 32,256
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1992                      557,649            177,608,440             (6,149,272)           171,459,168
Stock issued: compensation plans                                                          610,452                610,452
Stock issued: debt conversions                                                          4,652,936              4,652,936
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1993                      557,649            177,608,440               (885,884)           176,722,556
Stock issued: compensation plans                                 1,106,538                883,382              1,989,920
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1994                      557,649            178,714,978                 (2,502)           178,712,476
- -------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in millions, except share amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial state-ments include the accounts of Alcoa and companies more than 50% owned. Also included are joint ventures in which Alcoa has an undivided interest. Investments in other entities are accounted for principally on an equity basis.

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

Environmental Expenditures. Expenditures that relate to current operations are expensed or capitalized, as appropriate. Expen-ditures that relate to an existing condition caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures may include, as appro-priate, elements of costs such as site investigations, consul-tants' fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted, nor are claims for recovery recognized. The estimates also include costs apportioned to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodi-cally reviewed and adjusted to reflect current remediation progress, prospective estimate of required activity, and other factors that may be relevant, including changes in technology or regulations.

Interest Costs. Interest related to construction of qualifying assets is capitalized as part of construction costs.

Futures Contracts. Alcoa enters into forward and futures contracts to cover exposures for foreign exchange, interest rates and commodities that are primarily accounted for as hedges of its committed and, in some cases, anticipated revenues and costs. The gains and losses on these contracts are reflected in earnings concurrently with the hedged revenues or costs. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions.

Intangibles. The excess of purchase price over net tangible assets of businesses acquired is included in other assets in the consolidated balance sheets. It is Alcoa's policy to amortize intangibles on a straight-line basis over not more than forty years. The carrying value of intangibles is evaluated periodically in relation to the operating perfor-mance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value.

Foreign Currency. The local currency is the functional currency for Alcoa's significant operations outside the U.S., except in Brazil.

Reclassification. Certain amounts in previously issued financial statements were reclassified to conform to 1994 presentations.

B. COMMON STOCK SPLIT

On November 11, 1994, the Board of Directors declared a two-for-one common stock split distributable on February 25, 1995 to shareholders of record at the close of business on February 3, 1995. In this report, all per share amounts and numbers of shares have been restated to reflect the stock split. In addition, an amount equal to the one dollar par value of the shares outstanding at December 31, 1994 has been transferred from additional capital to common stock.

C. GAIN FROM ALCOA/WMC Transaction

In December 1994, Alcoa recorded a gain of $400.2 ($300.2 after-tax) from the acquisition by Western Mining Corporation Holdings Limited (WMC), located in Melbourne, Australia, of a 40% interest in Alcoa's worldwide bauxite, alumina and inorganic chemicals businesses. As part of the agreement, Alcoa acquired an additional 9% interest in Alcoa of Australia, bringing its total interest in that company to 60%. An addi-tional cash payment may be made by WMC in the year 2000 if certain financial performance targets of the chemicals businesses are met. Alcoa has indemnified WMC for certain preformation environmental and other liabilities.
  The significant effects of the transaction on the year-end balance sheet were increases of $68 in cash, $367 in net receivables and $202 in goodwill; offset by an increase in minority interests of $230. The net receivable was collected in early January 1995. If this transaction had occurred at the beginning of 1994, net income for the year would not have been materially different.

D. SPECIAL AND EXTRAORDINARY ITEMS

Special items in 1994 consisted of a charge of $79.7 ($50.0 after-tax) from closing a forgings and extrusion plant in Vernon, California. The charge included $32.8 for asset write-offs and $46.9 primarily related to severance costs.
  Special items of $150.8 in 1993 ($98.0 after-tax and minority interests) included $134.1 for severance costs associated with permanent reductions of hourly paid and salaried employees,

mainly in the company's U.S. aluminum operations. The remaining $16.7 was associated with closing certain businesses at several plants, including the manufacture of aluminum rod at the Rockdale, Texas plant.
  Special items in 1992 totaling $251.6 ($173.9 after-tax and minority interests) consisted of $95.7 for redundancies and $155.9 for asset dispositions. The dispositions included the shutdown of a facility in South Bend, Ind. and impairment of Alcoa Composites, Inc.
  The extraordinary losses in 1994 and 1992 were from early redemption of 7% debentures due 2011 and 1996, respectively, that carried effective interest rates of 14.7%.

E. INVENTORIES



December 31                                 1994                1993
- ---------------------------------------------------------------------------
Finished goods                           $ 249.6             $ 317.3
Work in process                            456.1               415.7
Bauxite and alumina                        195.2               165.9
Purchased raw materials                    131.0               188.2
Operating supplies                         112.3               140.1
- ---------------------------------------------------------------------------
                                       $ 1,144.2           $ 1,227.2
- ---------------------------------------------------------------------------

Approximately 55% of total inventories at December 31, 1994 were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $691.9 and $623.9 higher at the end of 1994 and 1993, respectively. During 1992 certain LIFO inventory quantities were reduced and flowed through cost of goods sold at prior years' lower costs rather than at current costs. The effect of this reduction increased pretax income from operations by $49.9.

F. PROPERTIES, PLANTS AND EQUIPMENT, AT COST


December 31                                 1994                1993
- ---------------------------------------------------------------------------
Land and land rights, including
  mines                                  $ 238.0             $ 229.0
Structures                               3,860.0             3,603.4
Machinery and equipment                 10,003.7             9,317.7
- ---------------------------------------------------------------------------
                                        14,101.7            13,150.1
Less, accumulated depreciation
  and depletion                          7,812.9             7,093.9
- ---------------------------------------------------------------------------
                                         6,288.8             6,056.2
Construction work in progress              400.6               450.6
- ---------------------------------------------------------------------------
                                       $ 6,689.4           $ 6,506.8
- ---------------------------------------------------------------------------

G. OTHER ASSETS


December 31                                 1994                1993
- ---------------------------------------------------------------------------
Investments, principally equity
  investments                            $ 355.9             $ 322.2
Intangibles, net of accumulated
  amortization of $208.5 in 1994
  and $189.8 in 1993                       396.6               179.2
Noncurrent receivables                      67.6               218.9
Deferred income taxes                      364.6               431.5
Deferred charges and other                 325.9               235.8
- ---------------------------------------------------------------------------
                                       $ 1,510.6           $ 1,387.6
- ---------------------------------------------------------------------------

H. LONG-TERM DEBT


December 31                                 1994                1993
- ---------------------------------------------------------------------------
U.S.
  4.625% Notes payable, due 1996         $ 175.0             $ 175.0
  5.75% Notes payable, due 2001            247.8                   -
  Bank loans 7.5 billion yen, due
    1999, (4.4% fixed rate)                 74.4                   -
  Discount debentures 7%, $225
    face amount, due 2011 (14.7%
    effective yield)                           -               117.3
  Commercial paper (3.6% average
    rate)                                      -               337.3
  Tax-exempt revenue bonds
    ranging from 3.7% to 7.5% due
    2000-2012                              132.7               133.5
Alcoa Aluminio
  Variable rate note due 1995-
    2001 (8.2% and 5.8% average
    rates)                                 322.6               328.7
Alcoa of Australia
  Euro-commercial paper, variable
    rate, due 1997 (3.9% and 3.4%
    average rates)                         150.0               302.0
Other subsidiaries                          81.3                89.5
- ---------------------------------------------------------------------------
                                         1,183.8             1,483.3
Less, amount due within one year           154.0                50.8
- ---------------------------------------------------------------------------
                                       $ 1,029.8           $ 1,432.5
- ---------------------------------------------------------------------------

The amount of long-term debt maturing in each of the next five years is $154.0 in 1995, $276.8 in 1996, $222.7 in 1997, $47.0
in 1998 and $86.9 in 1999.
  Alcoa's Revolving Credit Agreement of $1,000 with a group of international banks matures in July 1999. Under the agreement, certain levels of consolidated net worth and working capital must be maintained while commercial paper balances are outstanding.
  The commercial paper issued by Alcoa and the Euro-commercial paper issued by Alcoa of Australia are classified as long-term debt since they are backed by long-term revolving credit agreements.

I. OTHER NONCURRENT LIABILITIES AND DEFERRED CREDITS


December 31                                 1994                1993
- ---------------------------------------------------------------------------
On-site environmental remediation        $ 282.7             $ 348.0
Other noncurrent liabilities               511.3               437.1
Deferred credits                           217.8               237.1
- ---------------------------------------------------------------------------
                                       $ 1,011.8           $ 1,022.2
- ---------------------------------------------------------------------------

J. LEASE EXPENSE

Certain equipment, warehousing and office space, and ocean-going vessels are under operating lease agreements. Total expense for all leases was $71.6 in 1994, $73.7 in 1993 and $74.8 in 1992. Under long-term operating leases, minimum annual rentals are $32.3 in 1995, $28.2 in 1996, $22.5 in 1997, $15.3
in 1998, $10.8 in 1999, and a total of $30.2 for 2000 and
thereafter.

K. MINORITY INTERESTS

The following table summarizes the minority shareholders' interests in the equity of consolidated subsidiaries.


December 31                                 1994                1993
- ---------------------------------------------------------------------------
Alcoa of Australia                       $ 588.1             $ 616.1
Alcoa International Holdings
  Company (AIHC)                           200.0               250.0
Alcoa Aluminio                             340.7               164.9
Alcoa Brazil Holdings Company
  (ABHC)                                       -               102.1
Alcoa Alumina and Chemicals                327.9                   -
Other majority-owned companies             231.1               256.1
- ---------------------------------------------------------------------------
                                       $ 1,687.8           $ 1,389.2
- ---------------------------------------------------------------------------

AIHC's minority interests consist of three series of preferred stock with a weighted average annual dividend rate of 4.2% for 1994, 5.1% for 1993 and 6.7% for 1992.
  During 1994, the minority shareholder of ABHC exchanged its interest in ABHC for common shares of Alcoa Aluminio. Addi-tionally, Alcoa Aluminio's minority shareholder converted $214.7 of preferred stock to common stock.
  Alcoa Alumina and Chemicals represents the primary entity formed by the Alcoa/WMC transaction.

L. EARNINGS PER COMMON SHARE

Primary earnings per common share are computed by subtracting annual preferred dividend requirements from net income, and dividing that amount by the weighted average number of common shares outstanding during each year. The average number of shares used to compute primary earnings per common share was 177,881,428 in 1994, 175,346,282 in 1993 and 170,948,178 in
1992. Fully diluted earnings per common share are not stated since the dilution is not material.

M. PREFERRED AND COMMON STOCK

Preferred Stock. Alcoa has two classes of preferred stock. Serial preferred stock has 557,740 shares authorized, with a par value per share of $100 and an annual $3.75 cumulative dividend preference per share. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

Common Stock. There are 300 million shares authorized at a par value of $1 per share. As of December 31, 1994, shares of common stock reserved for issuance were:

                                   Number of shares
- ----------------------------------------------------------
Long-term stock incentive plan            9,659,040
Employees' savings plans                  4,097,532
Incentive compensation plan                 169,228
- ----------------------------------------------------------
                                         13,925,800
- ----------------------------------------------------------

Stock options under the long-term stock incentive plan have been and may be granted, generally at not less than market prices on the dates of grant, except for the $.50 per share options issued as a payout of earned performance share awards. At December 31, 1994, options for 4,242,636 shares were exercisable.
  The transactions for shares under option were:


                                      1994             1993            1992
- ------------------------------------------------------------------------------
Outstanding, beginning of
  year:
  Number                         8,032,852        6,572,104       6,028,062
  Price                         $.50-40.07       $.50-40.07      $.50-38.44
Granted:
  Number                         5,050,798        2,963,458       3,168,004
  Price                       $35.88-44.72       $.50-38.57      $.50-40.07
Exercised:
  Number                        (5,125,962)      (1,353,092)     (2,600,162)
  Price                         $.50-40.25       $.50-36.57      $.50-40.07
Expired or canceled                (57,598)        (149,618)        (23,800)
- ------------------------------------------------------------------------------
Outstanding, end of year:
  Number                         7,900,090        8,032,852       6,572,104
  Price                         $.50-44.72       $.50-40.07      $.50-40.07
- ------------------------------------------------------------------------------
Shares reserved for future
  options at end of year         1,758,950        5,006,192       7,359,240
- ------------------------------------------------------------------------------

N. INTEREST COST COMPONENTS

                                      1994            1993            1992
- ------------------------------------------------------------------------------
Amount charged to expense          $ 106.7          $ 87.8         $ 105.4
Amount capitalized                     1.5             3.5            11.1
- ------------------------------------------------------------------------------
                                   $ 108.2          $ 91.3         $ 116.5
- ------------------------------------------------------------------------------

O. CONTINGENT LIABILITIES

Various lawsuits and claims and proceedings have been or may be instituted or asserted against Alcoa, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the company.
  Under a power contract that expires no earlier than 2011, Alcoa is entitled to a fixed percentage of the annual output from a Northwest U.S. hydroelectric facility. Alcoa makes minimum annual payments of $8 whether or not it receives power. Alcoa could be required to increase its participation if other parties to the contract default. If all other parties had defaulted as of December 31, 1994, Alcoa's maximum liability would have been about $190. There is no reason to believe the other parties will default or that power will not be provided.

P. SEGMENT AND GEOGRAPHIC AREA INFORMATION

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


Segment information                   1994            1993            1992
- ------------------------------------------------------------------------------

Sales to customers:
  Alumina and chemicals          $ 1,508.4       $ 1,436.5       $ 1,421.6
  Aluminum processing              6,476.5         5,973.6         6,516.9
  Non-aluminum products            1,919.4         1,645.8         1,553.0
Intersegment sales: (1)
  Alumina and chemicals              496.0           649.3           671.8
  Aluminum processing                  3.0            13.6            22.0
  Non-aluminum products               74.8            72.9            61.5
Eliminations                        (573.8)         (735.8)         (755.3)
- ------------------------------------------------------------------------------
    Total sales and operating
      revenues                   $ 9,904.3       $ 9,055.9       $ 9,491.5
- ------------------------------------------------------------------------------
Operating profit (loss)
  before special items:
  Alumina and chemicals            $ 277.3         $ 372.7         $ 278.2
  Aluminum processing                144.7           (21.2)          288.5
  Non-aluminum products               91.2             5.0           (31.0)
  Unallocated                            -            (5.1)           (2.5)
- ------------------------------------------------------------------------------
    Total                          $ 513.2         $ 351.4         $ 533.2
- ------------------------------------------------------------------------------
Operating profit (loss) after
  special items:
  Alumina and chemicals            $ 277.3         $ 365.6         $ 273.5
  Aluminum processing                 65.0          (155.0)          181.9
  Non-aluminum products               91.2            (4.9)         (171.3)
  Unallocated                            -            (5.1)           (2.5)
- ------------------------------------------------------------------------------
    Total operating profit           433.5           200.6           281.6
Gain from Alcoa/WMC
  transaction                        400.2               -               -
Other income                          87.0            93.0            96.9
Add (deduct) other income in
  operating profits                    8.5           (14.7)           25.5
Interest expense                     106.7            87.8           105.4
- ------------------------------------------------------------------------------
    Income before taxes on
      income                       $ 822.5         $ 191.1         $ 298.6
- ------------------------------------------------------------------------------
Identifiable assets:
  Alumina and chemicals          $ 3,013.2       $ 2,854.3       $ 2,685.5
  Aluminum processing              6,693.0         6,929.1         6,640.1
  Non-aluminum products            1,607.1         1,483.7         1,313.6
- ------------------------------------------------------------------------------
    Total identifiable assets     11,313.3        11,267.1        10,639.2
Investments                          355.9           322.2           368.9
Corporate assets (2)                 684.0             7.6            15.0
- ------------------------------------------------------------------------------
    Total assets                $ 12,353.2      $ 11,596.9      $ 11,023.1
- ------------------------------------------------------------------------------
Depreciation and depletion:
  Alumina and chemicals            $ 139.1         $ 144.5         $ 137.6
  Aluminum processing                455.3           475.3           483.0
  Non-aluminum products               94.0            85.1            84.8
- ------------------------------------------------------------------------------
    Total depreciation and
      depletion (3)                $ 688.4         $ 704.9         $ 705.4
- ------------------------------------------------------------------------------
Capital expenditures:
  Alumina and chemicals            $ 159.2         $ 232.6         $ 234.5
  Aluminum processing                323.2           423.7           462.1
  Non-aluminum products              129.3           100.7            92.2
- ------------------------------------------------------------------------------
    Total capital
      expenditures                 $ 611.7         $ 757.0         $ 788.8
- ------------------------------------------------------------------------------
Geographic area information           1994            1993            1992
- ------------------------------------------------------------------------------
Sales to customers:
  USA                            $ 5,574.0       $ 5,279.4       $ 5,658.6
  Other Americas                   1,362.4           948.2         1,055.9
  Pacific                          1,670.1         1,752.5         1,710.2
  Europe                           1,297.8         1,075.8         1,066.8
Transfers between geographic
  areas: (1)
  USA                                765.0           832.9         1,001.6
  Other Americas                     291.4           342.6           253.6
  Pacific                             17.2            36.1            54.3
  Europe                              13.4            28.3            65.1
Eliminations                      (1,087.0)       (1,239.9)       (1,374.6)
- ------------------------------------------------------------------------------
    Total sales and operating
      revenues                   $ 9,904.3       $ 9,055.9       $ 9,491.5
- ------------------------------------------------------------------------------
Operating profit (loss)
  before special items:
  USA                              $ (65.2)       $ (193.1)         $ 55.0
  Other Americas                     239.0           139.5            90.9
  Pacific                            291.1           399.2           297.6
  Europe                              48.3             5.8            89.7
- ------------------------------------------------------------------------------
    Total                          $ 513.2         $ 351.4         $ 533.2
- ------------------------------------------------------------------------------
Operating profit (loss) after
  special items:
  USA                             $ (144.9)       $ (340.7)       $ (176.5)
  Other Americas                     239.0           139.5            87.0
  Pacific                            291.1           399.2           297.6
  Europe                              48.3             2.6            73.5
- ------------------------------------------------------------------------------
    Total operating profit         $ 433.5         $ 200.6         $ 281.6
- ------------------------------------------------------------------------------
Identifiable assets:
  USA                            $ 5,750.4       $ 6,270.9       $ 6,092.3
  Other Americas                   1,792.5         1,691.4         1,441.9
  Pacific                          2,646.1         2,384.2         2,345.6
  Europe                           1,124.3           920.6           759.4
- ------------------------------------------------------------------------------
    Total identifiable assets     11,313.3        11,267.1        10,639.2
- ------------------------------------------------------------------------------
Capital expenditures:
  USA                              $ 272.9         $ 405.0         $ 457.6
  Other Americas                     131.4           105.0            75.1
  Pacific                            131.6           162.7           184.5
  Europe                              75.8            84.3            71.6
- ------------------------------------------------------------------------------
    Total capital
      expenditures                 $ 611.7         $ 757.0         $ 788.8
- ------------------------------------------------------------------------------

(1) Transfers between segments and geographic areas are based on generally prevailing market prices.
(2) Corporate assets in 1994 include cash of $68 and a net receivable of $367 related to the Alcoa/WMC transaction.
(3) Includes depreciation of $17.1 in 1994, $12.3 in 1993 and $23 in 1992 reported as research and development expenses in the income statement

Total exports from the U.S. in 1994 were $988 compared with $896 in 1993 and $993 in 1992.

Q. MAJORITY-OWNED SUBSIDIARIES

The condensed financial statements of Alcoa's principal majority-owned subsidiaries follow.

Alcoa Aluminio S.A.--a 59%-owned Brazilian subsidiary:


December 31                                 1994                1993
- ---------------------------------------------------------------------------
Cash and short-term investments           $ 34.5             $ 160.2
Other current assets                       376.4               283.7
Properties, plants and equipment,
  net                                      929.0               870.8
Other assets                               161.8               207.8
- ---------------------------------------------------------------------------
  Total assets                           1,501.7             1,522.5
- ---------------------------------------------------------------------------
Current liabilities                        415.2               372.7
Long-term debt*                            222.2               322.5
Other liabilities                           33.3                35.9
- ---------------------------------------------------------------------------
  Total liabilities                        670.7               731.1
- ---------------------------------------------------------------------------
  Net assets                             $ 831.0             $ 791.4
- ---------------------------------------------------------------------------

*Held by Alcoa Brazil Holdings Company-$22.5

                                      1994            1993            1992
- ------------------------------------------------------------------------------
Revenues*                          $ 915.1         $ 685.8         $ 659.0
Costs and expenses                  (808.9)         (625.3)         (634.8)
Translation and exchange
  adjustments                         (3.0)          (10.7)           (9.2)
Income tax expense                   (19.7)            (.6)            5.6
- ------------------------------------------------------------------------------
  Net income                        $ 83.5          $ 49.2          $ 20.6
- ------------------------------------------------------------------------------

*Revenues from Alcoa were $54 in 1994. The terms of the transactions were established by negotiation between the parties.

Alcoa of Australia Limited--a 51%-owned subsidiary of Alcoa
International Holdings Company (60% at December 31, 1994):


December 31                                 1994                1993
- ---------------------------------------------------------------------------
Cash and short-term investments           $ 88.2             $ 350.3
Other current assets                       484.9               425.7
Properties, plants and equipment,
  net                                    1,645.3             1,430.1
Other assets                               102.5                85.7
- ---------------------------------------------------------------------------
  Total assets                           2,320.9             2,291.8
- ---------------------------------------------------------------------------
Current liabilities                        317.9               399.7
Long-term debt                             150.2               302.0
Other liabilities                          382.6               332.7
- ---------------------------------------------------------------------------
  Total liabilities                        850.7             1,034.4
- ---------------------------------------------------------------------------
    Net assets                         $ 1,470.2           $ 1,257.4
- ---------------------------------------------------------------------------

                                      1994            1993            1992
- ------------------------------------------------------------------------------
Revenues*                        $ 1,519.2       $ 1,660.9       $ 1,661.7
Costs and expenses                (1,236.5)       (1,264.6)       (1,297.7)
Translation and exchange
  adjustments                           .6             5.2           (13.8)
Income tax expense                   (80.7)          (88.1)         (132.0)
Accounting changes^                      -               -            33.6
- ------------------------------------------------------------------------------
  Net income                       $ 202.6         $ 313.4         $ 251.8
- ------------------------------------------------------------------------------

* Revenues from Alcoa were $28.5 in 1994, $50.3 in 1993 and $60.6 in 1992. The terms of the transactions were established by negotiation between the parties.
^ Consists of $37 for income taxes and $(3.4) for postretirement benefits

R. FINANCIAL INSTRUMENTS

The carrying values and fair values of Alcoa's financial instruments at December 31 follow.


                                        1994                     1993
                           ---------------------------------------------------
                                Carrying       Fair     Carrying        Fair
                                   value      value        value       value
- ------------------------------------------------------------------------------
Cash and cash equivalents       $ 619.2     $ 619.2     $ 411.7     $ 411.7
Short-term investments              5.5         5.5       243.6       243.6
Noncurrent receivables             67.6        67.6       218.9       218.9
Short-term debt                   415.9       415.9       413.3       413.3
Long-term debt                  1,029.8     1,002.3     1,432.5     1,545.0
- ------------------------------------------------------------------------------

The methods used to estimate the fair value of certain finan-cial instruments follow.

Cash and Cash Equivalents, Short-Term Investments and Short-
Term Debt. The carrying amount approximates fair value because of the short maturity of the instruments. All investments purchased with a maturity of three months or less are considered cash equivalents.

Noncurrent Receivables. The fair value of noncurrent receivables is based on anticipated cash flows and approximates carrying value.

Long-Term Debt. The fair value is based on interest rates that are currently available to Alcoa for issuance of debt with similar terms and remaining maturities.

Alcoa holds or purchases derivative financial instruments principally for purposes other than trading. Financial instru-ments held for trading purposes are insignificant. Details of the significant instruments follow.

Foreign Exchange Contracts. The company enters into foreign exchange contracts to hedge most of its firm and anticipated purchase and sale commitments denominated in foreign currencies for periods commensurate with its known or expected exposures. These contracts are part of a worldwide program to minimize the volatility due to foreign exchange exposures. The market risk exposure is essentially limited to risk related to currency rate movements. The forward exchange contracts and options in the following table are made up of contracts to hedge firm purchase and sale commitments and anticipated sales expected to be denominated in foreign currencies at December 31. The contracts generally mature within 12 months and are principally unsecured forward exchange contracts with carefully selected banks. Gains or losses arising from these contracts are reflected in other income when the transactions are completed. Unrealized gains (losses) at December 31, 1994 and 1993 were $47.8 and $(1.5), respectively.

  The table below reflects the various types of foreign exchange contracts Alcoa uses to manage its foreign exchange risk.

                                        1994                     1993
                           ---------------------------------------------------
                                Notional     Market     Notional      Market
                                  amount      value       amount       value
- ------------------------------------------------------------------------------
Forwards                      $ 1,578.7   $ 1,637.4   $ 1,776.6   $ 1,766.1
Options purchased                 422.3        19.8       138.1         3.1
Options written                   162.0        (9.9)       69.2          .1
- ------------------------------------------------------------------------------

The notional amounts of options summarized above do not represent amounts exchanged by the parties and thus are not a measure of the company's exposure to options. The amounts exchanged are based on the terms of the options which relate primarily to exchange rates and expiration dates.
  The table below summarizes by major currency the contractual amounts of Alcoa's forward exchange and option contracts in U.S. dollars translated at December 31 rates. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.


                                         1994                    1993
                           ---------------------------------------------------
                                    Buy        Sell         Buy        Sell
- ------------------------------------------------------------------------------
Australian dollar             $ 1,197.8     $ 268.3     $ 928.0     $ 332.6
Dutch guilder                     138.2        44.2        74.6        28.2
Deutsche mark                      79.0       167.1        81.6       173.3
Pound sterling                     41.9        89.6        10.5       115.7
Other                              77.0       166.9       115.9       124.5
- ------------------------------------------------------------------------------
Total                         $ 1,533.9     $ 736.1   $ 1,210.6     $ 774.3
- ------------------------------------------------------------------------------

Interest Rate Swaps. Alcoa's debt portfolio is managed by using interest rate swaps and options to achieve an overall desired position of fixed and floating rates. At December 31, 1994, Alcoa had outstanding four interest rate swap contracts to convert a fixed rate obligation to floating rates on a notional amount of $175. The contracts mature in 2001. The company also bought $100 notional amount of interest rate caps on the first 1995 swap payment. Alcoa Aluminio also had an outstanding interest rate swap to convert a floating rate obligation to a series of fixed rates on a notional amount of $109 at year-end 1994.
  Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material. The effect of interest rate swaps on Alcoa's composite interest rate on long-term debt was not material at the end of 1994.
  Alcoa is exposed to credit loss in the event of nonperfor-mance by counterparties on the above instruments, but does not anticipate nonperformance by any of the counterparties.
  For further information on Alcoa's hedging and derivatives activities, see Risk Factors in the Financial Review section of this annual report.

S. INCOME TAXES

Alcoa implemented SFAS 109 as of January 1, 1992 and the cumu-lative effect of this change is reported in 1992 earnings. The components of income before taxes on income were:

                                      1994            1993            1992
- ------------------------------------------------------------------------------
U.S.                               $ 203.6         $(359.4)       $ (241.5)
Foreign                              618.9           550.5           540.1
- ------------------------------------------------------------------------------
                                   $ 822.5         $ 191.1         $ 298.6
- ------------------------------------------------------------------------------

The provision for taxes on income consisted of:

                                      1994            1993            1992
- ------------------------------------------------------------------------------
                                                   <c)
Current:
  U.S. federal*                    $ 114.0         $ (53.6)         $ 46.9
  Foreign                            151.1           163.0           174.1
  State and local                      9.7             4.8             (.7)
- ------------------------------------------------------------------------------
                                     274.8           114.2           220.3
- ------------------------------------------------------------------------------
Deferred:
  U.S. federal*                      (51.3)          (80.2)          (71.2)
  Foreign                              5.8           (47.2)          (11.7)
  State and local                    (10.1)            2.9            (5.1)
- ------------------------------------------------------------------------------
                                     (55.6)         (124.5)          (88.0)
- ------------------------------------------------------------------------------
Total                              $ 219.2         $ (10.3)        $ 132.3
- ------------------------------------------------------------------------------

*Includes U.S. taxes related to foreign income

Deferred taxes in 1993 included credits of $130.4 for a U.S.
tax loss carryforward and for statutory tax rate changes of $9.9 in the U.S. and $41.6 in Australia.
  Reconciliation of the effective tax rate to the U.S. statu-tory rate follows.

                                      1994            1993            1992
- ------------------------------------------------------------------------------
U.S. federal statutory rate
  (%)                                 35.0            35.0            34.0
Taxes on foreign income               (1.1)           (9.2)           10.0
State taxes net of federal
  benefit                              (.1)            2.1            (1.3)
Tax rate changes                         -           (26.9)              -
Adjustments to prior years'
  accruals                            (1.8)           (3.0)           (1.5)
Nontaxable portion of Alcoa/
  WMC transaction gain                (4.9)              -               -
Other                                  (.4)           (3.4)            3.1
- ------------------------------------------------------------------------------
Effective tax rate (%)                26.7            (5.4)           44.3
- ------------------------------------------------------------------------------

The components of net deferred tax assets and liabilities follow.

                                  1994                         1993
                       -------------------------------------------------------
                        Deferred tax  Deferred tax  Deferred tax  Deferred tax
December 31                   assets   liabilities        assets  liabilities
- ------------------------------------------------------------------------------
Depreciation                      -       $ 938.8             -       $ 864.4
Employee benefits           $ 822.0             -       $ 781.5             -
Loss provisions               243.9             -         264.9             -
Deferred income               112.4          48.4          38.4          84.1
Tax loss carryforwards        212.9             -         291.2             -
Tax credit carryforwards       86.4             -          20.1             -
Other                          56.0          18.2          41.0          21.2
- ------------------------------------------------------------------------------
                            1,533.6       1,005.4       1,437.1         969.7
Valuation allowance          (170.0)            -        (171.4)            -
- ------------------------------------------------------------------------------
                          $ 1,363.6     $ 1,005.4     $ 1,265.7       $ 969.7
- ------------------------------------------------------------------------------

Of the total tax loss carryforwards, $13.1 expires over the next 10 years, $65.8 expires over the next 15 years and $134.0 is unlimited. A substantial portion of the valuation allowance is for these carryforwards because the ability to utilize a portion of them is uncertain. There is no limit on utilization of the tax credit carryforwards.
  The cumulative amount of Alcoa's share of undistributed earnings for which no deferred taxes have been provided was $1,575.8 at December 31, 1994. Management has no plans to distribute such earnings in the foreseeable future. It is not practicable to determine the deferred tax liability on these earnings.

T. CASH FLOW INFORMATION

Alcoa considers all investments purchased with a maturity of three months or less to be cash equivalents.
  Cash payments for interest and income taxes follow.

                                      1994            1993            1992
- ------------------------------------------------------------------------------
Interest*                          $ 107.3          $101.2         $ 193.9
Income taxes                         238.4           193.6           264.4
- ------------------------------------------------------------------------------

*Includes $8.6 in 1994 and $63.8 in 1992 of amortized interest on the debentures retired early

  In a noncash transaction early in 1993, $149 of 6 1/4 Conver-tible Subordinated Debentures due 2002 were converted to common stock by issuing 4.6 million shares of treasury stock.

U. PENSION PLANS

Alcoa maintains pension plans covering most U.S. employees and certain other employees. Pension benefits generally depend upon length of service, job grade and remuneration. Substantially all benefits are paid through pension trusts that are suffi-ciently funded to ensure that all plans can pay benefits to retirees as they become due.
  Pension costs include the following components that were calculated as of January 1 of each year.

                                      1994            1993            1992
- ------------------------------------------------------------------------------
Benefits earned                     $ 90.6         $ 102.4          $ 92.2
Interest accrued on projected
  benefit obligation                 261.2           253.9           250.7
Net amortization                      46.5            59.8            29.7
- ------------------------------------------------------------------------------
                                     398.3           416.1           372.6
Less: expected return on plan
  assets*                            281.4           268.1           259.2
- ------------------------------------------------------------------------------
                                   $ 116.9         $ 148.0         $ 113.4
- ------------------------------------------------------------------------------

*The actual returns were higher (lower) than the expected returns by $(282.7) in 1994, $324.2 in 1993 and $82.4 in 1992 and were deferred as actuarial gains (losses).

The status of the pension plans follows.

                                       Assets exceed    Accumulated benefit
                                         accumulated             obligation
                                  benefit obligation         exceeds assets
                           ---------------------------------------------------
December 31                        1994        1993        1994        1993
- ------------------------------------------------------------------------------
Plan assets, primarily
  stocks and bonds at
  market                      $ 3,337.7   $ 3,688.4     $ 231.4      $ 90.6
- ------------------------------------------------------------------------------
Present value of
  obligation:
  Vested                        2,721.2     3,154.8       335.2       197.1
  Nonvested                       237.3       310.9         4.9        17.3
- ------------------------------------------------------------------------------
Accumulated benefit
  obligation                    2,958.5     3,465.7       340.1       214.4
Effect of assumed salary
  increases                       236.1       328.1        32.9        20.0
- ------------------------------------------------------------------------------
Projected benefit
  obligation                  $ 3,194.6   $ 3,793.8     $ 373.0     $ 234.4
- ------------------------------------------------------------------------------
Plan assets greater (less
  than) projected benefit
  obligation                    $ 143.1    $ (105.4)   $ (141.6)   $ (143.8)
Unrecognized:
  Transition (assets)
    obligations                    21.8         7.7        (8.9)       10.8
  Prior service costs              45.9       138.6        32.2        53.8
  Actuarial (gains) losses,
    net                          (415.9)     (113.3)       34.0        (4.1)
  Minimum liability
    adjustment                        -           -       (23.2)      (43.4)
- ------------------------------------------------------------------------------
Accrued pension cost           $ (205.1)    $ (72.4)   $ (107.5)   $ (126.7)
- ------------------------------------------------------------------------------

Assumptions used to determine plan liabilities and expenses follow.


December 31                   1994            1993           1992
- ------------------------------------------------------------------------------
Settlement discount rate     8.25%           6.75%           6.75%
Long-term rate for
  compensation increases     5.5             5.5             5.5
Long-term rate of return on
  plan assets                9.0             9.0             9.0
- ------------------------------------------------------------------------------

Supplemental information related only to Alcoa's U.S. pension plans partially insured by the Pension Benefit Guarantee
Corporation follow.

                                      Assets exceed     Accumulated benefit
                                        accumulated              obligation
                                 benefit obligation          exceeds assets
                           ---------------------------------------------------
December 31                        1994        1993        1994        1993
- ------------------------------------------------------------------------------
Plan assets at fair market
  value                       $ 3,079.1   $ 3,270.5           -      $ 21.7
Accumulated benefit
  obligation                   (2,813.2)   (3,115.6)          -       (23.9)
- ------------------------------------------------------------------------------
                                $ 265.9     $ 154.9           -      $ (2.2)
- ------------------------------------------------------------------------------

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $32.9 in 1994, $34.5 in 1993 and $23.9 in 1992.

V. POSTRETIREMENT BENEFITS

Alcoa implemented SFAS 106 as of January 1, 1992 and the cumu-lative effect of this change was reported in 1992 earnings.
  Alcoa maintains health care and life insurance benefit plans covering most eligible U.S. retired employees and certain other retirees. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. These plans are generally unfunded, except for certain benefits funded through a trust. Life benefits are generally provided by insurance contracts. Alcoa retains the right, subject to existing agreements, to change or eliminate these benefits.
  Changes made in 1993 to certain medical plans may require contributions by future retirees to help offset medical cost increases. The changes reduced Alcoa's benefit expense and prior service costs.
  The components of postretirement benefit expense follow.

                                      1994            1993            1992
- ------------------------------------------------------------------------------
Service cost of benefits
  earned                            $ 20.2          $ 29.9          $ 42.9
Interest cost on liability           104.4           110.2           135.9
Net amortization                     (50.0)          (32.4)              -
Return on plan assets                 (4.8)           (5.2)           (3.7)
- ------------------------------------------------------------------------------
Postretirement benefit costs        $ 69.8         $ 102.5         $ 175.1
- ------------------------------------------------------------------------------

The status of the postretirement benefit plans was:


December 31                                 1994                1993
- ---------------------------------------------------------------------------
Retirees                               $ 1,040.3           $ 1,070.4
Fully eligible active plan
  participants                             112.5               142.9
Other active participants                  307.8               378.6
- ---------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation (APBO)              1,460.6             1,591.9
Plan assets, primarily stocks and
  bonds at market                           53.3                53.4
- ---------------------------------------------------------------------------
APBO in excess of plan assets            1,407.3             1,538.5
Unrecognized net:
  Reduction in prior service
    costs                                  420.1               469.4
  Actuarial gains (losses)                 103.3               (78.8)
- ---------------------------------------------------------------------------
Accrued postretirement benefit
  liability                            $ 1,930.7           $ 1,929.1
- ---------------------------------------------------------------------------

For measuring the liability and expense, a 10% annual rate of increase in the per capita claims cost was assumed for 1995, declining gradually to 5.5% by the year 2003 and thereafter. Other assumptions used to measure the liability and expense follow.


December 31                   1994            1993            1992
- ------------------------------------------------------------------------------
Settlement discount rate     8.25%           6.75%           6.75%
Long-term rate for
  compensation increases     5.5             5.5             5.5
Long-term rate of return on
  plan assets                9.0             9.0             9.0
- ------------------------------------------------------------------------------

  For 1994 a 1% increase in the trend rate for health care costs would have increased the APBO by 8% and service and interest costs by 9%.

SUPPLEMENTAL FINANCIAL INFORMATION
QUARTERLY DATA (UNAUDITED)
(dollars in millions, except share amounts)


1994                          First    Second     Third    Fourth      Year
- ------------------------------------------------------------------------------
Sales and operating
  revenues                $ 2,221.6 $ 2,479.4 $ 2,561.5 $ 2,641.8 $ 9,904.3
Income from operations          1.5      78.7     121.3     401.8     603.3
Net income (loss)*           (108.3)     45.4      70.1     368.0     375.2
    Per common share           (.61)      .25       .39      2.07      2.10
- ------------------------------------------------------------------------------

*After a special charge of $50.0, or 28 cents per share, and an extraordinary loss of $67.9, or 38 cents per share, in the first quarter and a gain of $300.2, or $1.69 per share, in the fourth quarter


1993                          First    Second     Third    Fourth      Year
- ------------------------------------------------------------------------------
Sales and operating
  revenues                $ 2,109.6 $ 2,405.3 $ 2,230.2 $ 2,310.8 $ 9,055.9
Income from operations         64.5     109.6      73.4     (46.1)    201.4
Net income (loss)*^            27.6      35.3      28.8     (86.9)      4.8
    Per common share            .16       .20       .16      (.50)      .02
- ------------------------------------------------------------------------------

* After special items of $23.8, or 14 cents per share, in the second quarter, $4.0, or two cents per share, in the third quarter and $70.2, or 43 cents per share, in the fourth quarter
^ Net income for the second quarter includes a credit of $26.3 from a reduction in Australia's corporate tax rate from 39% to 33% and a $9.1 credit in the third quarter from the change in the U.S. tax rate.

                      GRAPHICS APPENDIX LIST


Aluminum Product Shipments - page 19.
(thousands of metric tons)

                                1990      1991      1992      1993      1994
                                ----      ----      ----      ----      ----
Fabricated products             1,545     1,657     1,774     1,739     1,896
Ingot                           1,179     1,179     1,023       841       655
                                -----     -----     -----     -----     -----

Total                           2,724     2,836     2,797     2,580     2,551
                                =====     =====     =====     =====     =====




Alcoa's Average Realized Ingot Price - page 21.
(cents per pound)

                                1990      1991      1992      1993      1994
                                ----      ----      ----      ----      ----
                                $.75      $.67      $.59      $.56      $.64




Percent Return on Shareholders' Equity - page 23.

                                1990      1991      1992      1993      1994
                                ----      ----      ----      ----      ----

Before unusual items            10.9       5.5       4.6       2.2       5.2

After unusual items              5.7       1.2         *       0.1       9.9

* The return on reported earnings was a negative 26.7%




Average Number of Employees - page 23.

                                1990      1991      1992      1993      1994
                                ----      ----      ----      ----      ----

Outside U.S.                   27,100    29,300    29,400    31,700    31,400

U.S.                           36,600    36,300    34,200    31,700    30,300
                               ------    ------    ------    ------    ------

Total                          63,700    65,600    63,600    63,400    61,700
                               ======    ======    ======    ======    ======




Cash From Operations - page 24.
(millions of dollars)

                                1990      1991      1992      1993      1994
                                ----      ----      ----      ----      ----

                               1,558     1,426     1,208       535     1,394




Capital Expenditures and Depreciation - page 24.
(millions of dollars)

                                1990      1991      1992      1993      1994
                                ----      ----      ----      ----      ----

Capital Expenditures             851       850       789       757       612

Depreciation                     690       698       682       693       671
