Form 10-K405, Exhibit 13
period 1995-12-31
ALUMINUM CO OF AMERICA
filed 1996-03-11
CIK 4281


Selected Financial Data
(dollars in millions, except share amounts and ingot prices)

                                              1995               1994               1993               1992               1991
                                   ---------------    ---------------    ---------------    ---------------    ---------------
Sales and operating revenues.......     $ 12,499.7          $ 9,904.3          $ 9,055.9          $ 9,491.5          $ 9,884.1
Income before extraordinary loss
  and accounting changes*..........          790.5              443.1                4.8               22.4               62.7
Extraordinary loss and accounting
  changes..........................              -              (67.9)                 -           (1,161.6)                 -
Net income (loss)*.................          790.5              375.2                4.8           (1,139.2)              62.7
  Per common share^
    Before extraordinary loss and
      accounting changes...........           4.43               2.48                .02                .12                .36
    Net income (loss)..............           4.43               2.10                .02              (6.70)               .36
                                   ---------------    ---------------    ---------------    ---------------    ---------------
Alcoa's average realized price per
  pound for aluminum ingot.........            .81                .64                .56                .59                .67
Average U.S. market price per pound
  for aluminum ingot (Metals Week).            .86                .71                .53                .58                .59
                                   ---------------    ---------------    ---------------    ---------------    ---------------
Cash dividends declared per common
  share^...........................            .90                .80                .80                .80                .89
Total assets.......................       13,643.4           12,353.2           11,596.9           11,023.1           11,178.4
Long-term debt (noncurrent)........        1,215.5            1,029.8            1,432.5              855.3            1,130.8
                                   ---------------    ---------------    ---------------    ---------------    ---------------

* Includes net charges of $10.1, or six cents per common share, in 1995; $50.0, or 28 cents, in 1994; $74.5, or 43 cents, in 1993; $173.9, or $1.02, in
1992; and $217.0, or $1.28, in 1991. Also included in 1994 is a gain of $300.2, or $1.69 per common share.
^ All per share amounts have been restated to reflect the two-for-one stock split in February 1995.


Results of Operations
(dollars in millions, except share amounts and ingot prices)

EARNINGS SUMMARY
  Earnings in 1995 were $790.5 compared with $375.2 in 1994 and $4.8 in 1993. Revenues were a record $12,500, an increase of 26% over 1994.
  Earnings for 1995 were the third best in Alcoa's history although alumina and aluminum prices were significantly below historic highs and, during 1995, the company continued to have 450,000 metric tons (mt), or 24% of its worldwide smelting capacity, idled.
  Return on shareholders' equity for 1995 was 18.8% compared with 5.2% in 1994 and 2.2% in 1993, adjusted for unusual items.
  The following table summarizes Alcoa's results adjusted for unusual items described later in this discussion.


                                   1995              1994             1993
                         --------------    --------------    -------------
Net income..............        $ 790.5           $ 375.2            $ 4.8
Unusual items:
 Gain from Alcoa/WMC
  transaction...........              -            (300.2)               -
 Special charges, net...           10.1              50.0             74.5
 Extraordinary loss.....              -              67.9                -
                         --------------    --------------    -------------
Adjusted net income.....        $ 800.6           $ 192.9           $ 79.3
                         --------------    --------------    -------------


GEOGRAPHIC AND SEGMENT INFORMATION
  Operating profit in 1995 was $1,435 compared with $513 in 1994 and $351 in 1993. Operating profit, for geographic and segment purposes, consists of sales and operating revenues less operating expenses. It excludes interest expense, nonoperating income, income taxes, minority interests and unusual items. See Note P to the financial statements for additional information.

OPERATIONS BY GEOGRAPHIC AREA
  USA--Revenues of $7,043 were up 26% from 1994, due mostly to higher prices for aluminum fabricated products and ingot. Revenues in 1994 were $5,574 compared with $5,279 in 1993.
  Operating profit in 1995 for U.S. operations was $594 compared with losses of $65 in 1994 and $193 in 1993. Operations associated with rigid container sheet (RCS) for beverage cans, aluminum ingot, and commercial rolled, forged and extruded products were among the major contributors to higher operating profit in 1995.
  Alcoa's exports from the U.S. in 1995 were $1,206 compared with $988 in 1994 and $896 in 1993.

  Pacific--Revenues reached $1,986 in 1995 compared with $1,670 in 1994 and $1,753 in 1993. Operating profit was $415 in 1995, $291 in 1994 and $399 in
1993. The principal operations in this region are those of Alcoa of Australia
(AofA). Shipments of aluminum ingot and fabricated products were about even with 1994, but prices on those products rose approximately 30%. Alumina shipments declined by 3% which was more than offset by an 11% increase in prices.

  Other Americas--Revenues in 1995 were $1,780 compared with $1,362 in 1994 and $948 in 1993. Operating profit was $333 in 1995, $239 in 1994 and $140 in 1993. Most of the increase in operating profit from 1994 relates to Alcoa Aluminio's (Aluminio) nonaluminum operations in Brazil.

  Europe--Revenues were $1,691 in 1995 compared with $1,298 in 1994, for a 30% increase. Revenues in 1993 were $1,076. Operating profit rose to $92 in 1995 from $48 in 1994 and $6 in 1993. Aluminum operations in Great Britain and Hungary, and chemical operations in the Netherlands were the major contributors to the higher 1995 operating profit.

OPERATIONS BY SEGMENT
  Alcoa's integrated operations consist of three segments: Alumina and Chemicals, Aluminum Processing, and Nonaluminum Products.

I. ALUMINA AND CHEMICALS SEGMENT


                                   1995              1994             1993
                         --------------    --------------    -------------
Revenues................        $ 1,758           $ 1,508          $ 1,437
Operating profit........            307               277              373
                         --------------    --------------    -------------


  Approximately two-thirds of the revenues from this segment are derived from sales of alumina. Prices for this product recovered somewhat during 1995 after three years of declines. The low prices in the earlier years were due to an alumina oversupply that began in 1992 and was further aggravated by worldwide smelter cutbacks in 1994. Alumina prices in 1995 were 16% higher than in 1994 compared with a decline of 12% in 1994 from 1993.
  Shipments of alumina in 1995 were slightly under those for 1994. Revenues, however, were up 13% because of the higher prices. Alumina shipments for 1994 were 12% higher than those in 1993 while revenues were essentially flat. The additional volume in 1994 effectively offset a 12% decline in prices.
  Revenues from alumina-based chemical products rose 24% in 1995 as the European market showed some recovery in demand. Volumes continued to increase in the Brazilian, Pacific and U.S. markets.
  Operating profit for this segment was $307, up 11% from 1994. Most of the increase came from alumina operations, due primarily to higher prices. Contribution to this segment's operating profit from the chemicals business declined because of higher costs for alumina and caustic soda.
  In 1994, operating profit of $277 was down $96 from 1993. The chemicals business showed an 8% improvement while the alumina business was unfavorably affected by lower prices that more than offset lower unit production costs.
  In 1995, Alcoa purchased the idle 600,000 mt alumina refinery on St. Croix, U.S. Virgin Islands. The refinery will remain idle until conditions support operations.

II. ALUMINUM PROCESSING SEGMENT


                                     1995            1994            1993
                             ------------    ------------    ------------
Total aluminum shipments
 (000 mt)...................        2,582           2,551           2,580
Revenues....................      $ 8,034         $ 6,477         $ 5,974
Operating profit............        1,015             145             (21)
                             ------------    ------------    ------------


  Total aluminum shipments were about even with those of the two previous years. Revenues for this segment rose 24% from 1995 reflecting higher prices for most products.
  Operating profit of $1,015 in 1995 was $870 higher than in 1994. In addition to higher prices, factors contributing to the improved operating profit include a high-value product mix and cost reductions, partially offset by higher purchased metal and raw materials costs. Among the major products contributing to higher segment earnings were rigid packaging, aluminum ingot and commercial rolled products.
  The $21 operating loss in 1993 was mainly in packaging, certain aerospace products and aluminum ingot operations.
  This segment's shipments and revenues are made up of the following product classes.


                                     1995            1994            1993
                             ------------    ------------    ------------
Shipments (000 mt)
 Flat-rolled products.......        1,380           1,381           1,271
 Engineered products........          454             433             379
 Aluminum ingot.............          673             655             841
 Other aluminum products....           75              82              89
                             ------------    ------------    ------------
 Total shipments............        2,582           2,551           2,580
                             ------------    ------------    ------------
Revenues
 Flat-rolled products.......      $ 4,177         $ 3,201         $ 2,974
 Engineered products........        2,303           1,882           1,528
 Aluminum ingot.............        1,197             920           1,042
 Other aluminum products....          357             474             430
                             ------------    ------------    ------------
 Total revenues.............      $ 8,034         $ 6,477         $ 5,974
                             ------------    ------------    ------------


  Flat-Rolled Products--A significant portion of the shipments and revenues in this product class is derived from sales of RCS. Revenues from RCS were up 40% on the strength of higher prices as shipments increased only 2% from 1994. Shipments in 1994 were up 2% from 1993 but prices fell at the same rate.
  Shipments of sheet and plate, serving principally aerospace and commercial products markets, were down 5%, while revenues were up 15% from 1994. Since 1993, shipments to aerospace customers have been down but were mostly offset by higher commercial products sales. Announced airplane build rates for 1997, which will affect Alcoa's 1996 shipments, are up 19% from 1996.

  Engineered Products--The products in this class include extrusions used principally in the transportation and construction markets, forgings and wheels, wire, rod and bar, and automobile bumpers. Total shipments of engineered products were up 5% from 1994 and revenues rose 22%. Compared with 1993, shipments in 1994 were up 14% and revenues increased 23%.
  Revenues from extruded products, which serve several markets including automotive, were up 29% from 1994, principally on the strength of higher prices. Operations in the Netherlands, Hungary and Brazil contributed most of the increase in revenues. Comparing 1994 to 1993, shipments of extrusions were 17% higher and revenues rose 22%.
  Shipments of forged wheels continued to climb with a 13% increase in 1995. This follows increases of 39% in 1994 and 27% in 1993. Revenues were up 20% in 1995, 39% in 1994 and 31% in 1993. Aluminum wheels continue to gain market share in automotive and truck markets worldwide.

   Aluminum Ingot--Shipments of ingot were only 3% higher than those in 1994, with U.S. shipments more than offsetting a 43% decline in the Brazilian market. Revenues were 30% higher than in 1994 on a 27% increase in prices. Alcoa's average realized price for ingot in 1995 was 81 cents per pound compared with 64 cents in 1994 and 56 cents in 1993.

  Other Aluminum Products--Shipments of these products, which consist of scrap and aluminum closures, were down 8% from 1994. Scrap shipments were down 19% but prices gained 27% in 1995. Shipments of aluminum closures were up 17% but prices fell 36%. Even though volume increased in 1995, particularly in Europe and Japan, the aluminum closures market continues to shrink as plastic becomes the closure of choice with many customers. Alcoa is a leading supplier worldwide of both plastic and aluminum closures.

III. NONALUMINUM PRODUCTS SEGMENT


                                     1995            1994            1993
                             ------------    ------------    ------------
Revenues....................      $ 2,708         $ 1,919         $ 1,646
Operating profit............          113              91               5
                             ------------    ------------    ------------


  Revenues from this segment were up 41% from 1994. A substantial portion of the increase is from expansions in the wire harness and plastic closures businesses. Operating profit increased 24% led by Northwest Alloys, a producer of magnesium. Operating profit for this segment was adversely affected by higher costs to launch expansions, severe competition in the closures business, and a sluggish building products market.
  In mid-1995 Alcoa Fujikura Ltd. (AFL) acquired the operations of Electro-Wire Products, a manufacturer of electrical distribution systems for autos, trucks and farm equipment. Electro-Wire operates 19 plants in North America with nearly 9,000 employees.
  In early December 1995 Alcoa Electronic Packaging (AEP) was notified by its major customer, Intel, that no new orders would be forthcoming. Alcoa is exploring all options available at this time. The book value of AEP's net assets at year-end was $69.

UNUSUAL AND EXTRAORDINARY ITEMS
  Gain from Alcoa/WMC Transaction--In December 1994, Alcoa recorded a gain of $400.2 ($300.2 after tax) from the acquisition by Western Mining Corporation
(WMC) of a 40% interest in Alcoa's worldwide bauxite, alumina and inorganic chemicals businesses. As part of the agreement, Alcoa acquired an additional 9% interest in AofA, bringing its total interest in that company to 60%. See Note C for additional information about this transaction.

  Special Items--Included in 1995 operating income is a net special charge of $16.2 ($10.1 after tax and minority interests). It consists of a $43.5 charge for severance costs partially offset by a net credit of $27.3 related to environmental matters.
  Operating income in 1994 included a special charge of $79.7 ($50.0 after tax) from closing part of a forgings and extrusion plant in Vernon, California. The charge consists of $46.9 primarily related to severance costs and $32.8 for asset write-offs.
  Special charges of $150.8 in 1993 ($98.0 after tax) included $134.1 for severance costs mainly in the company's U.S. aluminum operations. The remaining $16.7 is associated with closing certain businesses at several plants. There was also a credit of $35.4 related to tax rate reductions, partially offset by an $11.9 charge for new three-year labor agreements.

  Extraordinary Loss--The extraordinary loss in 1994 of $67.9 relates to the early retirement of 7% discount debentures that carried an effective interest rate through maturity in 2011 of 14.7%. The loss was the unamortized portion of the original discount that would have been paid at the time the debt matured.

COSTS AND OTHER INCOME
  Cost of Goods Sold--Cost of goods sold in 1995 was $9,360 compared with $7,846 in 1994. The major elements contributing to the increase were: higher prices for purchased metal and other raw materials of $660, higher volume of $550, and new companies of $300. Better operating performance and efficiencies of $60 partially offset these higher costs.
  Cost of goods sold in 1994 was $659 higher than in 1993, principally because of a higher cost product mix of $350, higher volume of $265 and higher purchased metal and raw materials prices of $215. These were partially offset by $160 in better operating performance.

  Selling and General Administrative Expenses--These expenses were $708 in 1995, an increase of $75 over 1994. Most of the increase relates to salaries-- increases in personnel at new locations in the wire harness and closures businesses, and higher accruals for variable compensation related to better performance.

  Interest Expense--Interest expense was up $13 from 1994 primarily because of a $300 borrowing by AFL to finance its acquisition of Electro-Wire, and additional debt at Alcoa Aluminio.

  Income Taxes--Alcoa's effective tax rate in 1995 was 30.3%. The rate differed from the statutory rate of 35% primarily because of taxes on foreign income, partially offset by a higher tax rate in Australia.
  For 1994, Alcoa's effective tax rate was 26.7%. The difference between this rate and the statutory rate was mostly due to a portion of the gain on the Alcoa/WMC transaction being nontaxable.
  The provision for income taxes in 1993 resulted in a tax credit of $10. This resulted from the effects of a change in Australia's tax rate from 39% to 33% for a $65 reduction to AofA's taxes. In addition, the U.S. tax rate increased from 34% to 35% in 1993. Although the rate increased, Alcoa benefited by a one-time credit of $10 because of its net deferred tax assets in the U.S.

  Other Income/Foreign Currency--Other income in 1995 was $155 compared with $87 in 1994 and $93 in 1993. The increase over 1994 primarily reflects higher equity earnings and interest income. These were partially offset by mark-to-market valuation differences on metal contracts.
  Included in other income are translation and exchange gains (losses) of $(16.5) in 1995, $(10.3) in 1994 and $14.6 in 1993. The effect on net income from translation and exchange gains (losses), after taxes and minority interests, was $(10.2) in 1995, $(9.6) in 1994 and $9.0 in 1993.

RISK FACTORS
  In addition to risks inherent in Alcoa's worldwide operations, Alcoa is exposed generally to financial, market, political and economic risks.

  Commodity Risks--Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. Aluminum ingot is an internationally priced, sourced and traded commodity. The principal trading market for ingot is the London Metal Exchange (LME). Alcoa participates in this market by buying and selling forward portions of its aluminum requirements and output.
  Alcoa divides its operations into four regions: U.S., Pacific, Other Americas and Europe. AofA in the Pacific region, and Aluminio in the Other Americas, are generally in net long metal positions. From time to time, they may sell production forward. In the European region there are no smelting operations controlled by Alcoa, and accordingly, this region is net short and may purchase forward positions from time to time. At the present time, forward purchase and sales activity within these three regions is not material.
  In the U.S., and for export, Alcoa enters into long-term contracts with a number of its fabricated products customers. At December 31, 1995 and 1994, such contracts approximated 2,483,000 mt and 1,500,000 mt, respectively, of fabricated products over the next several years. Alcoa may enter into similar arrangements in the future.
  As a hedge against the economic risk of higher prices for metal needs associated with these long-term contracts, Alcoa entered into long positions, principally using futures and option contracts. At December 31, 1995 and 1994, these contracts totaled approximately 1,210,000 mt and 1,400,000 mt, respectively. The contracts limit the unfavorable effect of price increases on metal purchases and likewise limit the favorable effect from price declines. The futures and option contracts are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks.
  For financial accounting purposes, the gains and losses on the hedging contracts are reflected in earnings concurrent with the hedged costs. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions.

  Alcoa intends to close out the hedging contracts at the time it purchases the metal from third parties, thus creating the right economic match both in time and price. The deferred gains on the closed hedging contracts of $466 at December 31, 1995 are expected to offset the increase in the price of the purchased metal.
  The expiration dates of the call options and the delivery dates of the futures contracts do not always coincide exactly with the dates on which Alcoa is required to purchase metal to meet its contractual commitments with customers. Accordingly, some of the futures and option positions will be rolled forward. This may result in significant cash inflows if the hedging contracts are "in-the-money" at the time they are rolled forward. Conversely, there could be significant cash outflows if metal prices fall below the price of contracts being rolled forward.
  In addition, Alcoa had 461,000 mt of LME contracts outstanding at year-end 1995 that cover long-term fixed-price commitments to supply customers with metal from internal sources. Accounting convention requires that these contracts be marked to market which resulted in an after-tax charge to earnings of $38 in 1995.
  Alcoa also purchases certain other commodities, such as gas and copper, for its operations and enters into contracts to eliminate volatility in the prices of such products. None of these contracts are material. For additional information on financial instruments, see Note Q.

  Financial Risk--Since Alcoa participates in the global marketplace, it is subject to significant exposure from fluctuations in foreign currencies. As a matter of company policy, Alcoa enters into foreign currency exchange contracts, including forwards and options, to manage its transactional exposure to changes in currency exchange rates.
  Alcoa also attempts to maintain a reasonable balance between fixed and floating rate debt, using interest rate swaps where appropriate to keep financing costs as low as possible.

  Risk Management--All of the aluminum and other commodity contracts, as well as the various types of financial instruments, are straightforward. They are primarily entered into for the purpose of removing uncertainty and volatility, and principally cover underlying exposures.
  Alcoa's commodity and derivative activities are subject to the management, direction and control of the Strategic Risk Management Committee (SRMC). It is composed of the Chief Executive Officer, the Vice Chairman, the Chief Financial Officer and other officers and employees as the Chief Executive Officer may select from time to time. SRMC reports to the Board of Directors at each of its scheduled meetings on the scope of Alcoa's derivatives activities and programs.

ENVIRONMENTAL MATTERS
  Alcoa continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities and adjoining properties, at previously owned or operated facilities and at Superfund and other waste sites. Alcoa records a liability for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information.
  As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes.
  For example, there are certain matters, including several related to alleged natural resource damage or alleged off-site contaminated sediments, where investigations are ongoing. It is not possible to determine the outcomes or to estimate with any degree of certainty the ranges of potential costs for these matters.
  Alcoa's remediation reserve balance at the end of 1995 was $331 and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. About 22% of this balance relates to Alcoa's Massena, N.Y. plant site. Remediation expenses charged to the reserve were $62 in 1995, $79 in 1994 and $71 in 1993. They include expenditures currently mandated as well as those not required by any regulatory authority or third parties.
  During 1995 Alcoa settled claims with several insurance companies related to environmental liabilities. Alcoa received $102, net of legal costs, in settlement of these claims. This amount was offset by a $75 increase to existing environmental reserves, resulting in a $27 favorable effect on income. Additions to the reserve include costs to perform further investigation and feasibility studies at the Pt. Comfort, Texas plant site.
  Included in annual operating expenses are the recurring costs of managing hazardous substances and pollution. These costs are estimated to be about 2% of cost of goods sold.

Liquidity and Capital Resources
(dollars in millions, except share amounts and ingot prices)

CASH FROM OPERATIONS
  Cash from operations was $1,713 in 1995 compared with $1,394 in 1994. The increase over 1994 is mostly accounted for by the higher level of earnings in 1995. The other major factor relates to cash received from settlements of metal hedging contracts. Working capital in 1995 required cash outlays of $330, mostly to fund increases in inventories and reductions in accounts payable.
  Cash outlays for the 1993-1995 special items related to severance costs consist of salary continuation payments for up to two years, and pension and medical costs to be paid over the lives of the employees. The latter represent about 45% of the total severance costs.

FINANCING ACTIVITIES
  Financing activities during 1995 resulted in cash outflows of $199 compared with $825 in 1994. In 1995 Alcoa had net long-term borrowings of $369. Of this amount, $300 was a variable rate term loan issued by AFL. The proceeds were used for the acquisition of Electro-Wire.
  In 1994 the company paid off early its 7% discount debentures due 2001. The notes had a face value of $225 and an effective interest rate of 14.7%. The unamortized discount was $108 at the time of redemption. Proceeds from issuance of $250 of 5.75% notes due 2001 were used to redeem the 7% debentures.
  At the end of 1995, there were no U.S. commercial paper borrowings outstanding and activity during the year was minimal. Other short-term borrowings increased by $83.
  Debt as a percent of invested capital was 16.7% at the end of 1995 compared with 15.3% and 22% at the end of 1994 and 1993, respectively.
  Alcoa used $225 million in 1995 to repurchase 4,575,400 shares of its common stock at an average price of $49.14 a share. In addition, $200 in 1995 and $50 in 1994 was used to redeem all of the preferred stock of a subsidiary, Alcoa International Holdings Company.
  Dividends paid to shareholders were $163 in 1995 compared with $144 in 1994 and $142 in 1993. In November 1994, Alcoa's Board declared a two-for-one stock split distributed on February 25, 1995. The Board also approved two changes in the common stock dividend policy: an increase in the base quarterly dividend from 20 cents to 22.5 cents a share, and a change in the payment schedule for the bonus dividend above the base dividend. The bonus dividend payment of 30% of Alcoa's annual earnings in excess of $3.00 per share will be paid in the following year in equal quarterly installments with the base quarterly dividend instead of in a single payment.
  Based on this dividend policy, Alcoa shareholders earned a bonus dividend from 1995 earnings of 43 cents a share. This will be paid in 1996 in quarterly installments of 10.75 cents a share to shareholders of record at each quarterly distribution date.
  Dividends paid to minority interests in 1995 were $122 and included $101 paid by AofA and $5 paid by Aluminio. In 1994 such dividends were $148 including $86 paid by AofA and $18 paid by Aluminio.

INVESTING ACTIVITIES
  Cash used for investing activities during 1995 amounted to $1,072 compared with $375 in 1994 and $1,050 in 1993. Capital expenditures for 1995 were $887 compared with $612 during 1994 and $757 in 1993. The increase over 1994 reflects expansion of alumina and chemicals production capacity in Australia and the U.S., and additional capacity for packaging products in South America, Mexico, Hungary and China. Capital expenditures include new and expanded facilities for environmental control in ongoing operations of $54 in 1995, $45 in 1994 and $76 in 1993.
  Acquisitions accounted for $426 of investing cash outflows during 1995. Included were the purchases of Electro-Wire, the alumina refinery assets in the U.S. Virgin Islands, an industrial chemicals plant in the U.S. and a foil mill in Shanghai, China.
  In 1995 Alcoa received $367 from WMC related to WMC's acquisition of 40% of Alcoa's alumina and chemicals businesses. Alcoa, in turn, loaned WMC $122. The loan is due on demand and carries an interest rate of LIBOR plus 10 basis points.

ACCOUNTING RULE CHANGE
  A new accounting rule related to impairment of long-lived assets and long-lived assets to be disposed of was issued in March 1995. The new standard must be implemented by the end of 1996. Management estimates that implementation of the standard will not have a material effect on its financial statements.



Statement of Consolidated Income                      Alcoa and subsidiaries
(in millions, except share amounts)

For the year ended December 31           1995           1994           1993
                                -------------  -------------   ------------
REVENUES
Sales and operating revenues (P)   $ 12,499.7      $ 9,904.3      $ 9,055.9
Gain from Alcoa/WMC transaction
  (C)...........................            -          400.2              -
Other income, principally
  interest......................        155.2           87.0           93.0
                                -------------  -------------   ------------
                                     12,654.9       10,391.5        9,148.9
                                -------------  -------------   ------------
COSTS AND EXPENSES
Cost of goods sold and operating
  expenses......................      9,360.1        7,845.7        7,187.0
Selling, general administrative
  and other expenses............        707.6          632.7          603.6
Research and development
  expenses......................        141.3          125.8          130.4
Provision for depreciation,
  depletion and amortization....        712.9          671.3          692.6
Interest expense (N)............        119.8          106.7           87.8
Taxes other than payroll and
  severance taxes...............        126.8          107.1          105.6
Special items (D)...............         16.2           79.7          150.8
                                -------------  -------------   ------------
                                     11,184.7        9,569.0        8,957.8
                                -------------  -------------   ------------
EARNINGS
  Income before taxes on income.      1,470.2          822.5          191.1
Provision (credit) for taxes on
  income (R)....................        445.9          219.2          (10.3)
                                -------------  -------------   ------------
  Income from operations........      1,024.3          603.3          201.4
Minority interests (K)..........       (233.8)        (160.2)        (196.6)
                                -------------  -------------   ------------
  Income before extraordinary
    loss........................        790.5          443.1            4.8
Extraordinary loss on debt
  prepayments, net of tax
  benefits of $40.5 in 1994 (D).            -          (67.9)             -
                                -------------  -------------   ------------
NET INCOME......................      $ 790.5        $ 375.2          $ 4.8
                                -------------  -------------   ------------
EARNINGS (LOSS) PER COMMON
  SHARE: (B and L)
  Before extraordinary loss.....       $ 4.43         $ 2.48          $ .02
  Extraordinary loss............            -           (.38)             -
                                -------------  -------------   ------------
Earnings per common share.......       $ 4.43         $ 2.10          $ .02
                                -------------  -------------   ------------
The accompanying notes are an integral part of the financial statements.



Consolidated Balance Sheet                          Alcoa and subsidiaries
(in millions)

December 31                                     1995                 1994
                                     ---------------      ---------------
ASSETS
Current assets:
  Cash and cash equivalents
    (includes cash of $120.5 in 1995
    and $177.5 in 1994) (Q and V)...       $ 1,055.6              $ 619.2
  Short-term investments (Q)........             6.8                  5.5
  Receivables from customers, less
    allowances: 1995-$45.8; 1994-
    $37.4...........................         1,546.3              1,440.6
  Receivable from WMC transaction,
    net (C).........................               -                366.9
  Other receivables.................           297.0                182.5
  Inventories (E)...................         1,418.4              1,144.2
  Deferred income taxes.............           244.8                235.6
  Prepaid expenses and other current
    assets..........................           172.8                158.7
                                     ---------------      ---------------
    Total current assets............         4,741.7              4,153.2
Properties, plants and equipment (F)         6,929.7              6,689.4
Other assets (G and Q)..............         1,972.0              1,510.6
                                     ---------------      ---------------
      TOTAL ASSETS..................      $ 13,643.4           $ 12,353.2
                                     ---------------      ---------------
LIABILITIES
Current liabilities:
  Short-term borrowings (weighted
    average rate of 7.6% in 1995 and
    7.9% in 1994) (Q)...............         $ 345.0              $ 261.9
  Accounts payable, trade...........           861.7                739.3
  Accrued compensation and
    retirement costs................           384.3                363.9
  Taxes, including taxes on income..           304.7                393.0
  Provision for layoffs and
    impairments (D).................            63.9                 84.4
  Other current liabilities.........           344.4                557.0
  Long-term debt due within one year           348.2                154.0
                                     ---------------      ---------------
    Total current liabilities.......         2,652.2              2,553.5
Long-term debt, less amount due
  within one year (H and Q).........         1,215.5              1,029.8
Accrued postretirement benefits (T).         1,827.3              1,850.5
Other noncurrent liabilities and
  deferred credits (I)..............         1,585.7              1,011.8
Deferred income taxes...............           308.6                220.6
                                     ---------------      ---------------
      Total liabilities.............         7,589.3              6,666.2
                                     ---------------      ---------------
MINORITY INTERESTS (A, C and K).....         1,609.4              1,687.8
                                     ---------------      ---------------
Contingent liabilities (O)..........               -                    -

SHAREHOLDERS' EQUITY
Preferred stock (M).................            55.8                 55.8
Common stock (B and M)..............           178.9                178.7
Additional capital (B)..............           637.1                663.5
Translation adjustment (A)..........           (79.0)               (68.6)
Retained earnings...................         3,800.1              3,173.9
Unfunded pension obligation.........            (9.3)                (4.0)
Treasury stock, at cost.............          (138.9)                 (.1)
                                     ---------------      ---------------
    Total shareholders' equity......         4,444.7              3,999.2
                                     ---------------      ---------------
      TOTAL LIABILITIES AND EQUITY..      $ 13,643.4           $ 12,353.2
                                     ---------------      ---------------
The accompanying notes are an integral part of the financial statements.



Statement of Consolidated Cash Flows                    Alcoa and subsidiaries
(in millions)

For the year ended December 31           1995           1994           1993
                                -------------  -------------   ------------
CASH FROM OPERATIONS
Net income......................      $ 790.5        $ 375.2          $ 4.8
Adjustments to reconcile net
  income to cash from
  operations:
  Depreciation, depletion and
    amortization................        730.3          688.8          711.1
  Gain from Alcoa/WMC
    transaction.................            -         (400.2)             -
  Reduction of assets to net
    realizable value............          2.8           32.8           16.7
  Change in deferred income
    taxes.......................        (36.2)         (55.6)        (124.5)
  Equity earnings before
    additional taxes, net of
    dividends...................        (25.6)           5.1           11.7
  Provision for special items...         13.4           46.9          134.1
  Gains from investing
    activities..................            -          (10.3)          (1.3)
  Book value of asset disposals.         44.6           47.4           20.8
  Extraordinary loss............            -           67.9              -
  Minority interests............        233.8          160.2          196.6
  Other.........................         (1.9)          (1.9)         (11.4)
  (Increase) reduction in
    receivables.................        (50.6)        (155.0)          15.6
  (Increase) reduction in
    inventories.................       (225.3)         115.8         (130.2)
  (Increase) reduction in
    prepaid expenses and other
    current assets..............        (13.4)         129.4         (152.2)
  Increase (reduction) in
    accounts payable and accrued
    expenses....................        (40.3)          50.2          (43.2)
  Reduction in taxes, including
    taxes on income.............        (95.1)          (6.8)          (6.0)
  Payment of amortized interest
    on deep discount debt.......            -           (8.6)             -
  Cash received (paid) on
    hedging contracts...........        365.5          286.4         (159.6)
  Net change in noncurrent
    assets and liabilities......         20.0           25.9           52.0
                                -------------  -------------   ------------
    CASH FROM OPERATIONS........      1,712.5        1,393.6          535.0
                                -------------  -------------   ------------
FINANCING ACTIVITIES
Net additions (reduction) to
  short-term borrowings.........         83.3         (104.9)          67.5
Common stock issued and treasury
  stock sold....................         58.1           61.7           17.7
Repurchase of common stock......       (224.9)             -              -
Dividends paid to shareholders..       (162.5)        (144.4)        (142.3)
Dividends paid to minority
  interests.....................       (121.9)        (148.1)        (159.3)
Additions to long-term debt.....        612.1          494.9          748.0
Payments on long-term debt......       (243.4)        (934.4)        (145.8)
Redemption of subsidiary
  preferred stock...............       (200.0)         (50.0)             -
                                -------------  -------------   ------------
    CASH FROM (USED FOR)
      FINANCING ACTIVITIES......       (199.2)        (825.2)         385.8
                                -------------  -------------   ------------
INVESTING ACTIVITIES
Capital expenditures............       (887.1)        (611.7)        (757.0)
Acquisitions, net of cash
  acquired......................       (426.1)          (9.6)         (16.3)
Additions to investments........        (15.2)         (21.2)          (5.9)
Sales of investments............            -              -             .3
Changes in minority interests...         30.9          (44.7)         (14.2)
Proceeds from Alcoa/WMC
  transaction...................        366.9           67.8              -
Loan to WMC.....................       (121.8)             -              -
Short-term investments..........         (1.3)         250.8         (243.6)
Other receipts..................          3.8           14.9            5.8
Other payments..................        (21.6)         (21.2)         (19.5)
                                -------------  -------------   ------------
    CASH USED FOR INVESTING
      ACTIVITIES................     (1,071.5)        (374.9)      (1,050.4)
                                -------------  -------------   ------------
    EFFECT OF EXCHANGE RATE
      CHANGES ON CASH...........         (5.4)          14.0           (6.9)
                                -------------  -------------   ------------
Net change in cash and cash
  equivalents...................        436.4          207.5         (136.5)
Cash and cash equivalents at
  beginning of year.............        619.2          411.7          548.2
                                -------------  -------------   ------------
    CASH AND CASH EQUIVALENTS AT
      END OF YEAR...............    $ 1,055.6        $ 619.2        $ 411.7
                                -------------  -------------   ------------
The accompanying notes are an integral part of the financial statements.



Statement of Shareholders' Equity                                                                  Alcoa and subsidiaries
(in millions, except share amounts)
                                                                                          Unfunded
                                 Preferred  Common  Additional  Translation  Retained      pension  Treasury  Shareholders'
December 31                          stock   stock     capital   adjustment  earnings   obligation     stock        equity
                                 ---------  ------  ----------  -----------  ---------  ----------  --------  ------------
BALANCE AT END OF 1992........      $ 55.8  $ 88.8     $ 715.0    $  (148.0)  $ 3,089.3           -  $ (196.6)    $ 3,604.3
Net income-1993...............                                                     4.8                                 4.8
Cash dividends:
  Preferred @ $3.75 per share.                                                    (2.1)                               (2.1)
  Common @ $.80 per share.....                                                  (140.2)                             (140.2)
Stock issued: compensation
  plans.......................                              .9                    (3.0)                 19.8          17.7
Stock issued: debt conversions                                                    (2.7)                149.5         146.8
Minimum pension liability
  adjustments.................                                                              $ (7.0)                   (7.0)
Translation adjustments.......                                        (40.5)                                         (40.5)
                                 ---------  ------  ----------  -----------  ---------  ----------  --------  ------------
BALANCE AT END OF 1993........        55.8    88.8       715.9       (188.5)   2,946.1        (7.0)    (27.3)      3,583.8
Net income-1994...............                                                   375.2                               375.2
Cash dividends:
  Preferred @ $3.75 per share.                                                    (2.1)                               (2.1)
  Common @ $.80 per share.....                                                  (142.3)                             (142.3)
Two-for-one stock split (B)...                89.3       (89.3)                                                          -
Stock issued: compensation
  plans.......................                  .6        36.9                    (3.0)                 27.2          61.7
Minimum pension liability
  adjustments.................                                                                 3.0                     3.0
Translation adjustments.......                                        119.9                                          119.9
                                 ---------  ------  ----------  -----------  ---------  ----------  --------  ------------
BALANCE AT END OF 1994........        55.8   178.7       663.5        (68.6)   3,173.9        (4.0)      (.1)      3,999.2
Net income-1995...............                                                   790.5                               790.5
Cash dividends:
  Preferred @ $3.75 per share.                                                    (2.1)                               (2.1)
  Common @ $.90 per share.....                                                  (160.4)                             (160.4)
Treasury shares purchased.....                                                                        (224.9)       (224.9)
Stock issued: compensation
  plans.......................                  .2       (26.4)                   (1.8)                 86.1          58.1
Minimum pension liability
  adjustments.................                                                                (5.3)                   (5.3)
Translation adjustments.......                                        (10.4)                                         (10.4)
                                 ---------  ------  ----------  -----------  ---------  ----------  --------  ------------
BALANCE AT END OF 1995........     $ 55.8  $ 178.9     $ 637.1      $ (79.0) $ 3,800.1      $ (9.3) $ (138.9)    $ 4,444.7
                                 ---------  ------  ----------  -----------  ---------  ----------  --------  ------------



SHARE ACTIVITY (B)                                                                                                 Common Stock
(number of shares)                         ------------------------------------------------------------------------------------
                                           Preferred stock              Issued                 Treasury         Net outstanding
                                           ---------------       -------------         ----------------     -------------------
BALANCE AT END OF 1992...............              557,649         177,608,440               (6,149,272)            171,459,168
Stock issued: compensation plans.....                                                           610,452                 610,452
Stock issued: debt conversions.......                                                         4,652,936               4,652,936
                                           ---------------       -------------         ----------------     -------------------
BALANCE AT END OF 1993...............              557,649         177,608,440                 (885,884)            176,722,556
Stock issued: compensation plans.....                                1,106,538                  883,382               1,989,920
                                           ---------------       -------------         ----------------     -------------------
BALANCE AT END OF 1994...............              557,649         178,714,978                   (2,502)            178,712,476
Treasury shares purchased............                                                        (4,575,400)             (4,575,400)
Stock issued: compensation plans.....                                  207,605                1,969,349               2,176,954
                                           ---------------       -------------         ----------------     -------------------
BALANCE AT END OF 1995...............              557,649         178,922,583               (2,608,553)            176,314,030
                                           ---------------       -------------         ----------------     -------------------

The accompanying notes are an integral part of the financial statements.


Notes to Consolidated Financial Statements
(dollars in millions, except share amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  Principles of Consolidation. The consolidated financial statements include the accounts of Alcoa and companies more than 50% owned. Also included are joint ventures in which Alcoa has an undivided interest. Investments in other entities are accounted for principally on an equity basis.
  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of some matters.

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

  Environmental Expenditures. Expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures may include, as appropriate, elements of costs such as site investigations, consultants' fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted, nor are they reduced by potential claims for recovery. The estimates also include costs apportioned to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimate of required activity, and other factors that may be relevant, including changes in technology or regulations.

  Interest Costs. Interest related to construction of qualifying assets is capitalized as part of construction costs.

  Futures Contracts. Alcoa enters into forward, futures and options contracts to cover exposures for foreign exchange, interest rates and commodities that are primarily accounted for as hedges of its committed and, in some cases, anticipated revenues and costs. The gains and losses on these contracts are reflected in earnings concurrently with the hedged revenues or costs. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions. Futures contracts not meeting the criteria for hedge accounting treatment are marked to market. Gains and losses on these contracts are reflected in earnings in the current period.

  Intangibles. The excess of purchase price over net tangible assets of businesses acquired is included in other assets in the consolidated balance sheets. It is Alcoa's policy to amortize intangibles on a straight-line basis over not more than 40 years. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value.

  Foreign Currency. The local currency is the functional currency for Alcoa's significant operations outside the U.S., except in Brazil.

  Reclassification. Certain amounts in previously issued financial statements were reclassified to conform to 1995 presentations.

B. COMMON STOCK SPLIT
  On November 11, 1994, the Board of Directors declared a two-for-one common stock split distributable on February 25, 1995 to shareholders of record at the close of business on February 3, 1995. In this report, all per share amounts and numbers of shares have been restated to reflect the stock split.

C. GAIN FROM ALCOA/WMC Transaction
  In December 1994, Alcoa recorded a gain of $400.2 ($300.2 after tax) from the acquisition by Western Mining Corporation Holdings Limited (WMC), located in Melbourne, Australia, of a 40% interest in Alcoa's worldwide bauxite, alumina and inorganic chemicals businesses. As part of the agreement, Alcoa acquired an additional 9% interest in Alcoa of Australia, bringing its total interest in that company to 60%. An additional cash payment may be made by WMC in the year 2000 if certain financial performance targets of the chemicals businesses are met. Alcoa has indemnified WMC for certain preformation environmental and other liabilities.
  The significant effects of the transaction on the December 31, 1994 balance sheet were increases of $68 in cash, $367 in net receivables and $202 in goodwill, offset by an increase in minority interests of $230. The net receivable was collected in early January 1995. If this transaction had occurred at the beginning of 1994, net income for the year would not have been materially different.

D. SPECIAL AND EXTRAORDINARY ITEMS
  Special items in 1995 consisted of a net charge of $16.2 ($10.1 after tax and minority interests). It included a charge of $43.5 for severance costs offset by a net credit of $27.3 related to environmental matters.
  Special items in 1994 consisted of a charge of $79.7 ($50.0 after tax) from closing part of a forgings and extrusion plant in Vernon, California. The charge included $32.8 for asset write-offs and $46.9 primarily related to severance costs.
  Special items of $150.8 in 1993 ($98.0 after tax and minority interests) included $134.1 for severance costs mainly in the company's U.S. aluminum operations. The remaining $16.7 was associated with closing certain businesses at several plants, including the manufacture of aluminum rod at the Rockdale, Texas plant.
  The extraordinary loss in 1994 was from early redemption of 7% debentures due 2011 that carried an effective interest rate of 14.7%.

E. INVENTORIES


December 31                                     1995                1994
                                     ---------------     ---------------
Finished goods......................         $ 323.1             $ 249.6
Work in process.....................           483.9               456.1
Bauxite and alumina.................           241.4               195.2
Purchased raw materials.............           254.5               131.0
Operating supplies..................           115.5               112.3
                                     ---------------     ---------------
                                           $ 1,418.4           $ 1,144.2
                                     ---------------     ---------------


  Approximately 50% of total inventories at December 31, 1995 were valued on a LIFO basis. If valued on an average cost basis, total inventories would have been $802.1 and $691.9 higher at the end of 1995 and 1994, respectively.

F. PROPERTIES, PLANTS AND EQUIPMENT, AT COST


December 31                                     1995                1994
                                     ---------------     ---------------
Land and land rights, including
 mines..............................         $ 231.3             $ 238.0
Structures..........................         3,941.7             3,860.0
Machinery and equipment.............        10,452.1            10,003.7
                                     ---------------     ---------------
                                            14,625.1            14,101.7
Less, accumulated depreciation and
 depletion..........................         8,285.1             7,812.9
                                     ---------------     ---------------
                                             6,340.0             6,288.8
Construction work in progress.......           589.7               400.6
                                     ---------------     ---------------
                                           $ 6,929.7           $ 6,689.4
                                     ---------------     ---------------


G. OTHER ASSETS


December 31                                     1995                1994
                                     ---------------     ---------------
Investments, principally equity
 investments........................         $ 397.3             $ 355.9
Intangibles, net of accumulated
 amortization of $253.3 in 1995 and
 $208.5 in 1994.....................           600.0               396.6
Noncurrent receivables..............            94.5                67.6
Deferred income taxes...............           493.6               364.6
Deferred charges and other..........           386.6               325.9
                                     ---------------     ---------------
                                           $ 1,972.0           $ 1,510.6
                                     ---------------     ---------------


H. LONG-TERM DEBT


December 31                                     1995                1994
                                     ---------------     ---------------
U.S.
 4.625% Notes payable, due 1996.....         $ 175.0             $ 175.0
 5.75% Notes payable, due 2001......           248.0               247.8
 Bank loans 7.5 billion yen, due
  1999, (4.4% fixed rate)...........            72.9                74.4
 Tax-exempt revenue bonds ranging
  from 3.7% to 7.5% due 2000-2012...           132.0               132.7
 Alcoa Fujikura Ltd.--Variable rate
  term loan due 1996-2002 (6.2%
  average rate).....................           300.0                   -
Alcoa Aluminio
 Variable rate note due 1996-2002
  (7.2% and 8.2% average rates).....           386.4               322.6
Alcoa of Australia
 Euro-commercial paper, variable
  rate, due 1997 (5.6% and 3.9%
  average rates)....................           127.0               150.0
Other subsidiaries..................           122.4                81.3
                                     ---------------     ---------------
                                             1,563.7             1,183.8
Less, amount due within one year....           348.2               154.0
                                     ---------------     ---------------
                                           $ 1,215.5           $ 1,029.8
                                     ---------------     ---------------


  The amount of long-term debt maturing in each of the next five years is $348.2 in 1996, $279.9 in 1997, $133.2 in 1998, $167.4 in 1999 and $90.3 in
2000.
  Alcoa's Revolving Credit Agreement of $1,000 with a group of international banks expires in July 1999. Under the agreement, certain levels of consolidated net worth and working capital must be maintained while commercial paper balances are outstanding.
  The Euro-commercial paper issued by Alcoa of Australia is classified as long-term debt since it is backed by a long-term revolving credit agreement.

I. OTHER NONCURRENT LIABILITIES AND DEFERRED CREDITS


December 31                                     1995                1994
                                     ---------------     ---------------
Deferred hedging gains..............         $ 466.3                 $ -
On-site environmental remediation...           264.4               282.7
Deferred credits....................           191.8               217.8
Other noncurrent liabilities........           663.2               511.3
                                     ---------------     ---------------
                                           $ 1,585.7           $ 1,011.8
                                     ---------------     ---------------


  Deferred hedging gains are associated with metal contracts and will be reflected in future earnings concurrent with the hedged revenues or costs. See Risk Factors in Results of Operations for additional information.

J. LEASE EXPENSE
  Certain equipment, warehousing and office space, and oceangoing vessels are under operating lease agreements. Total expense for all leases was $71.9 in 1995, $71.6 in 1994 and $73.7 in 1993. Under long-term operating leases, minimum annual rentals are $46.7 in 1996, $40.5 in 1997, $27.7 in 1998, $22.4
in 1999, $24.9 in 2000, and a total of $39.6 for 2001 and thereafter.

                              -34-

K. MINORITY INTERESTS
  The following table summarizes the minority shareholders' interests in the equity of consolidated subsidiaries.


December 31                                     1995                1994
                                     ---------------     ---------------
Alcoa of Australia..................         $ 564.3             $ 588.1
Alcoa International Holdings Company
 (AIHC).............................               -               200.0
Alcoa Aluminio......................           357.6               340.7
Alcoa Alumina and Chemicals.........           344.0               327.9
Other majority-owned companies......           343.5               231.1
                                     ---------------     ---------------
                                           $ 1,609.4           $ 1,687.8
                                     ---------------     ---------------


  AIHC's minority interests in 1994 consisted of preferred stock which was redeemed in 1995.

L. EARNINGS PER COMMON SHARE
  Primary earnings per common share are computed by subtracting annual preferred dividend requirements from net income, and dividing that amount by the weighted average number of common shares outstanding during each year. The average number of shares used to compute primary earnings per common share was 178,018,083 in 1995, 177,881,428 in 1994 and 175,346,282 in 1993. Fully
diluted earnings per common share are not stated since the dilution is not material.

M. PREFERRED AND COMMON STOCK
  Preferred Stock. Alcoa has two classes of preferred stock. Serial preferred stock has 557,740 shares authorized, with a par value per share of $100 and an annual $3.75 cumulative dividend preference per share. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

  Common Stock. There are 300 million shares authorized at a par value of $1 per share. As of December 31, 1995, shares of common stock reserved for issuance were:


                                           Number of shares
                                        -------------------
Long-term stock incentive plan........           16,287,786
Employees' savings plans..............            4,097,532
Incentive compensation plan...........              169,228
                                        -------------------
                                                 20,554,546
                                        -------------------


  Stock options under the long-term stock incentive plan have been and may be granted, generally at not less than market prices on the dates of grant, except for the $.50 per share options issued as a payout of earned performance share awards. At December 31, 1995, options for 3,063,335 shares were exercisable.

  The transactions for shares under option were:

                                          1995           1994          1993
                                 -------------  -------------  ------------
Outstanding, beginning of year:
 Number.........................     7,900,090      8,032,852     6,572,104
 Price..........................    $.50-44.72     $.50-40.07    $.50-40.07
Granted:
 Number.........................     7,945,977      5,050,798     2,963,458
 Price..........................                      $35.88-
                                  $37.88-59.56          44.72    $.50-38.57
Exercised:
 Number.........................    (7,212,081)    (5,125,962)   (1,353,092)
 Price..........................    $.50-48.31     $.50-40.25    $.50-36.57
Expired or canceled.............       (84,343)       (57,598)     (149,618)
                                 -------------  -------------  ------------
Outstanding, end of year:
 Number.........................     8,549,643      7,900,090     8,032,852
 Price..........................    $.50-59.56     $.50-44.72    $.50-40.07
                                 -------------  -------------  ------------
Shares reserved for future
 options at end of year.........     7,738,143      1,758,950     5,006,192
                                 -------------  -------------  ------------


N. INTEREST COST COMPONENTS

                                          1995           1994          1993
                                 -------------  -------------  ------------
Amount charged to expense.......       $ 119.8        $ 106.7        $ 87.8
Amount capitalized..............           1.9            1.5           3.5
                                 -------------  -------------  ------------
                                       $ 121.7        $ 108.2        $ 91.3
                                 -------------  -------------  ------------


O. CONTINGENT LIABILITIES
  Various lawsuits, claims and proceedings have been or may be instituted or asserted against Alcoa, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the company.
  In early December 1995, Alcoa Electronic Packaging (AEP) was notified by its major customer, Intel, that no new orders would be forthcoming. Alcoa is exploring all options available at this time. The book value of AEP's net assets at year-end was $69. Earnings for 1995 do not include any charges related to this matter.

                              -35-

P. SEGMENT AND GEOGRAPHIC AREA INFORMATION
  Alcoa is primarily an integrated producer of aluminum products. Its operations consist of three segments: Alumina and Chemicals, Aluminum Processing, and Nonaluminum Products.
  The Alumina and Chemicals segment includes the production and sale of bauxite, alumina, alumina chemicals and transportation services.
  The Aluminum Processing segment comprises the production and sale of molten metal, ingot, and aluminum products that are flat-rolled, engineered or finished. Also included are power, transportation and other services.
  The Nonaluminum Products segment includes the production and sale of electrical, ceramic, plastic and composite materials products, manufacturing equipment, gold, magnesium products, and steel and titanium forgings.
  The products produced by Alcoa are used primarily by packaging, transportation (including aerospace, automotive, rail and shipping), building and industrial customers worldwide.


SEGMENT INFORMATION                       1995          1994          1993
                                  ------------   ------------  ------------
Sales to customers:
 Alumina and chemicals..........     $ 1,757.8      $ 1,508.4     $ 1,436.5
 Aluminum processing............       8,034.3        6,476.5       5,973.6
 Nonaluminum products...........       2,707.6        1,919.4       1,645.8
Intersegment sales: (1)
 Alumina and chemicals..........         540.1          496.0         649.3
 Aluminum processing............           3.7            3.0          13.6
 Nonaluminum products...........          97.6           74.8          72.9
Eliminations....................        (641.4)        (573.8)       (735.8)
                                  ------------   ------------  ------------
  Total sales and operating
   revenues.....................    $ 12,499.7      $ 9,904.3     $ 9,055.9
                                  ------------   ------------  ------------
Operating profit (loss) before
 special items:
 Alumina and chemicals..........       $ 306.9        $ 277.3       $ 372.7
 Aluminum processing............       1,014.7          144.7         (21.2)
 Nonaluminum products...........         112.9           91.2           5.0
 Unallocated....................             -              -          (5.1)
                                  ------------   ------------  ------------
  Total.........................     $ 1,434.5        $ 513.2       $ 351.4
                                  ------------   ------------  ------------
Operating profit (loss) after
 special items:
 Alumina and chemicals..........       $ 309.9        $ 277.3       $ 365.6
 Aluminum processing............       1,001.4           65.0        (155.0)
 Nonaluminum products...........         107.0           91.2          (4.9)
 Unallocated....................             -              -          (5.1)
                                  ------------   ------------  ------------
  Total operating profit........       1,418.3          433.5         200.6
Gain from Alcoa/WMC transaction.             -          400.2             -
Other income....................         155.2           87.0          93.0
Translation (gain)/loss in
 operating profits..............          16.5            8.5         (14.7)
Interest expense................        (119.8)        (106.7)        (87.8)
                                  ------------   ------------  ------------
  Income before taxes on income.     $ 1,470.2        $ 822.5       $ 191.1
                                  ------------   ------------  ------------
Identifiable assets:
 Alumina and chemicals..........     $ 3,101.9      $ 2,860.2     $ 2,553.6
 Aluminum processing............       6,621.6        6,579.5       6,649.3
 Nonaluminum products...........       2,335.0        1,566.0       1,416.5
                                  ------------   ------------  ------------
  Total identifiable assets.....      12,058.5       11,005.7      10,619.4
Investments.....................         397.3          355.9         322.2
Corporate assets (2)............       1,187.6          991.6         655.3
                                  ------------   ------------  ------------
  Total assets..................    $ 13,643.4     $ 12,353.2    $ 11,596.9
                                  ------------   ------------  ------------
Depreciation and depletion:
 Alumina and chemicals..........       $ 153.8        $ 139.1       $ 144.5
 Aluminum processing............         442.1          455.3         475.3
 Nonaluminum products...........         134.4           94.0          85.1
                                  ------------   ------------  ------------
  Total depreciation and
                 depletion (3) .       $ 730.3        $ 688.4       $ 704.9
                                  ------------   ------------  ------------
Capital expenditures:
 Alumina and chemicals..........       $ 246.8        $ 159.2       $ 232.6
 Aluminum processing............         399.2          323.2         423.7
 Nonaluminum products...........         241.1          129.3         100.7
                                  ------------   ------------  ------------
  Total capital expenditures....       $ 887.1        $ 611.7       $ 757.0
                                  ------------   ------------  ------------



GEOGRAPHIC AREA INFORMATION               1995           1994          1993
                                  ------------   ------------  ------------
Sales to customers:
 USA............................     $ 7,042.7      $ 5,574.0     $ 5,279.4
 Other Americas.................       1,780.1        1,362.4         948.2
 Pacific........................       1,985.7        1,670.1       1,752.5
 Europe.........................       1,691.2        1,297.8       1,075.8
Transfers between geographic
 areas: (1)
 USA............................         959.2          765.0         832.9
 Other Americas.................         511.4          291.4         342.6
 Pacific........................          37.6           17.2          36.1
 Europe.........................          23.3           13.4          28.3
Eliminations....................      (1,531.5)      (1,087.0)     (1,239.9)
                                  ------------   ------------  ------------
  Total sales and operating
   revenues.....................    $ 12,499.7      $ 9,904.3     $ 9,055.9
                                  ------------   ------------  ------------
Operating profit (loss) before
 special items:
 USA............................       $ 593.6        $ (65.2)     $ (193.1)
 Other Americas.................         333.1          239.0         139.5
 Pacific........................         415.4          291.1         399.2
 Europe.........................          92.4           48.3           5.8
                                  ------------   ------------  ------------
  Total.........................     $ 1,434.5        $ 513.2       $ 351.4
                                  ------------   ------------  ------------
Operating profit (loss) after
 special items:
 USA............................       $ 586.4       $ (144.9)     $ (340.7)
 Other Americas.................         330.2          239.0         139.5
 Pacific........................         415.4          291.1         399.2
 Europe.........................          86.3           48.3           2.6
                                  ------------   ------------  ------------
  Total operating profit........     $ 1,418.3        $ 433.5       $ 200.6
                                  ------------   ------------  ------------
Identifiable assets:
 USA............................     $ 6,398.7      $ 5,713.1     $ 6,233.3
 Other Americas.................       2,003.3        1,748.6       1,519.8
 Pacific........................       2,603.1        2,536.3       2,014.8
 Europe.........................       1,053.4        1,007.7         851.5
                                  ------------   ------------  ------------
  Total identifiable assets.....    $ 12,058.5     $ 11,005.7    $ 10,619.4
                                  ------------   ------------  ------------
Capital expenditures:
 USA............................       $ 454.2        $ 272.9       $ 405.0
 Other Americas.................         171.6          131.4         105.0
 Pacific........................         168.3          131.6         162.7
 Europe.........................          93.0           75.8          84.3
                                  ------------   ------------  ------------
  Total capital expenditures....       $ 887.1        $ 611.7       $ 757.0
                                  ------------   ------------  ------------

(1) Transfers between segments and geographic areas are based on generally prevailing market prices.
(2) Corporate assets include cash and marketable securities of $1,062.4 in 1995, $624.7 in 1994 and $655.3 in 1993; and a net receivable of $125.2 in
1995 and $366.9 in 1994 related to the Alcoa/WMC transaction.
(3) Includes depreciation of $17.4 in 1995, $17.1 in 1994 and $12.3 in 1993 reported as research and development expenses in the income statement


  Total exports from the U.S. in 1995 were $1,206 compared with $988 in 1994 and $896 in 1993.

Q. FINANCIAL INSTRUMENTS
  The carrying values and fair values of Alcoa's financial instruments at December 31 follow.


                                                           1995                                         1994
                                           -------------------------------------       -------------------------------------
                                                  Carrying                  Fair              Carrying                  Fair
                                                     value                 value                 value                 value
                                           ---------------       ---------------       ---------------       ---------------
Cash and cash equivalents................        $ 1,055.6             $ 1,055.6               $ 619.2               $ 619.2
Short-term investments...................              6.8                   6.8                   5.5                   5.5
Noncurrent receivables...................             94.5                  94.5                  67.6                  67.6
Short-term debt..........................            693.2                 693.2                 415.9                 415.9
Long-term debt...........................          1,215.5               1,263.3               1,029.8               1,002.3
                                           ---------------       ---------------       ---------------       ---------------


  The methods used to estimate the fair value of certain financial instruments follow.

  Cash and Cash Equivalents, Short-Term Investments and Short-Term Debt. The carrying amount approximates fair value because of the short maturity of the instruments. All investments purchased with a maturity of three months or less are considered cash equivalents.

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

Foreign Exchange Contracts. The company enters into foreign exchange contracts to hedge most of its firm and anticipated purchase and sale commitments denominated in foreign currencies for periods commensurate with its known or expected exposures. These contracts are part of a worldwide program to minimize volatility due to foreign exchange exposures. The market risk exposure is essentially limited to risk related to currency rate movements. The forward exchange contracts, purchased options and written options in the following table are made up of contracts to hedge firm purchase and sale commitments and anticipated sales denominated in foreign currencies at December 31. The contracts generally mature within 12 months and are principally unsecured forward exchange contracts with carefully selected banks. Gains or losses arising from these contracts are principally reflected in operating revenues or costs when the transactions are completed. Unrealized gains at December 31, 1995 and 1994 were $11.5 and $47.8, respectively.
  The table below reflects the various types of foreign exchange contracts Alcoa uses to manage its foreign exchange risk.


                                                             1995                                      1994
                                           -------------------------------------       -------------------------------------
                                                                          Market                                      Market
                                           Notional amount                 value       Notional amount                 value
                                           ---------------       ---------------       ---------------       ---------------
Forwards.................................        $ 2,509.2             $ 2,519.7             $ 1,578.7             $ 1,637.4
Options purchased........................            446.0                   8.2                 422.3                  19.8
Options written..........................            135.9                  (1.7)                162.0                  (9.9)
                                           ---------------       ---------------       ---------------       ---------------


  The notional values summarized above provide an indication of the extent of the company's involvement in such instruments but does not represent its exposure to market risk. Alcoa utilizes written options mainly to offset or close out purchased options.
  The table below summarizes by major currency the contractual amounts of Alcoa's forward exchange and option contracts translated to U.S. dollars at December 31 rates. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.


                                                           1995                                        1994
                                           -------------------------------------       --------------------------------------
                                                       Buy                  Sell                   Buy                  Sell
                                           ---------------       ---------------       ---------------       ---------------
Australian dollar........................        $ 1,565.2               $ 307.8             $ 1,197.8               $ 268.3
Dutch guilder............................            257.0                 333.6                 138.2                  44.2
Deutsche mark............................             55.0                 286.2                  79.0                 167.1
Pound sterling...........................             47.8                  89.8                  41.9                  89.6
Other....................................             68.9                 110.8                  77.0                 166.9
                                           ---------------       ---------------       ---------------       ---------------
                                                 $ 1,993.9             $ 1,128.2             $ 1,533.9               $ 736.1
                                           ---------------       ---------------       ---------------       ---------------


  Interest Rate Swaps. Alcoa's debt portfolio is managed by using interest rate swaps and options to achieve an overall desired position of fixed and floating rates. At December 31, 1995, Alcoa had outstanding four interest rate swap contracts to convert a fixed rate obligation to floating rates on a notional amount of $175. The contracts mature in 2001. As of December 31, 1995, the company had issued Forward Rate Agreements to lock in the resets on these swaps through year-end 1996. Alcoa Aluminio also had an outstanding interest rate swap to convert a floating rate obligation to a series of fixed rates on a notional amount of $64 at year-end 1995. In addition, Alcoa Fujikura had five outstanding interest rate swap contracts to convert a floating rate obligation to a fixed rate on a notional amount of $300 at year-end 1995.
  Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material. The effect of interest rate swaps on Alcoa's composite interest rate on long-term debt was not material at the end of 1995 or 1994.
  Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, but does not anticipate non-performance by any of the counterparties.
  For further information on Alcoa's hedging and derivatives activities, see Risk Factors in Results of Operations of this annual report.

R. INCOME TAXES
  The components of income before taxes on income were:


                                           1995          1994          1993
                                   ------------   -----------   -----------
U.S...............................      $ 556.5       $ 203.6       $(359.4)
Foreign...........................        913.7         618.9         550.5
                                     ------------  -----------  -----------
                                      $ 1,470.2       $ 822.5       $ 191.1
                                     ------------  -----------  -----------


  The provision for taxes on income consisted of:


                                           1995          1994          1993
                                   ------------   -----------   -----------
Current:
 U.S. federal*....................      $ 246.4       $ 114.0       $ (53.6)
 Foreign..........................        204.0         151.1         163.0
 State and local..................         31.7           9.7           4.8
                                   ------------   -----------   -----------
                                          482.1         274.8         114.2
                                   ------------   -----------   -----------
Deferred:
 U.S. federal*....................        (55.3)        (51.3)        (80.2)
 Foreign..........................         34.8           5.8         (47.2)
 State and local..................        (15.7)        (10.1)          2.9
                                   ------------   -----------   -----------
                                          (36.2)        (55.6)       (124.5)
                                   ------------   -----------   -----------
Total.............................      $ 445.9       $ 219.2       $ (10.3)
                                   ------------   -----------   -----------

*Includes U.S. taxes related to foreign income


  Deferred taxes in 1995 included debits of $66.5 for utilization of a U.S. tax loss carryforward and for statutory rate changes of $21.9 in Australia and $14.4 in Brazil.
  Deferred taxes in 1993 included credits of $130.4 for a U.S. tax loss carryforward and for statutory tax rate changes of $9.9 in the U.S. and $41.6 in Australia.
  Reconciliation of the effective tax rate to the U.S. statutory rate follows.


                                            1995          1994          1993
                                    ------------  ------------  ------------
U.S. federal statutory rate.......         35.0%         35.0%         35.0%
Taxes on foreign income...........         (5.5)         (1.1)         (9.2)
State taxes net of federal benefit           .6           (.1)          2.1
Tax rate changes..................          2.5             -         (26.9)
Adjustments to prior years'
 accruals.........................         (1.3)         (1.8)         (3.0)
Nontaxable portion of Alcoa/WMC
 transaction gain.................            -          (4.9)            -
Other.............................         (1.0)          (.4)         (3.4)
                                    ------------  ------------  ------------
Effective tax rate................         30.3%         26.7%         (5.4)%
                                    ------------  ------------  ------------


  The components of net deferred tax assets and liabilities follow.


                                                         1995                                             1994
                                           -------------------------------------       -------------------------------------
                                              Deferred tax          Deferred tax          Deferred tax          Deferred tax
December 31                                         assets           liabilities                assets           liabilities
                                           ---------------       ---------------       ---------------       ---------------
Depreciation.............................                -               $ 950.6                     -               $ 938.8
Employee benefits........................          $ 838.8                     -               $ 822.0                     -
Loss provisions..........................            212.0                     -                 243.9                     -
Deferred income..........................            244.0                  56.4                 112.4                  48.4
Tax loss carryforwards...................            113.7                     -                 212.9                     -
Tax credit carryforwards.................             38.7                     -                  86.4                     -
Other....................................             86.7                  20.8                  56.0                  18.2
                                           ---------------       ---------------       ---------------       ---------------
                                                   1,533.9               1,027.8               1,533.6               1,005.4
Valuation allowance......................           (112.1)                    -                (170.0)                    -
                                           ---------------       ---------------       ---------------       ---------------
                                                 $ 1,421.8             $ 1,027.8             $ 1,363.6             $ 1,005.4
                                           ---------------       ---------------       ---------------       ---------------


  The reduction in the valuation allowance is primarily attributable to Brazilian operations where improved profitability allowed the utilization of tax loss carryforwards. Of the total tax loss carryforwards, $12.6 expires over the next 10 years and $101.1 is unlimited. A substantial portion of the valuation allowance is for these carryforwards because the ability to utilize a portion of them is uncertain. There is no limit on utilization of the tax credit carryforwards.
  The cumulative amount of Alcoa's share of undistributed earnings for which no deferred taxes have been provided was $1,317.1 at December 31, 1995. Management has no plans to distribute such earnings in the foreseeable future. It is not practicable to determine the deferred tax liability on these earnings.

S. PENSION PLANS
  Alcoa maintains pension plans covering most U.S. employees and certain other employees. Pension benefits generally depend upon length of service, job grade and remuneration. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due.
  Pension costs include the following components that were calculated as of January 1 of each year.


                                           1995          1994          1993
                                   ------------   -----------   -----------
Benefits earned...................       $ 78.9        $ 90.6       $ 102.4
Interest accrued on projected
 benefit obligation...............        285.9         261.2         253.9
Net amortization..................         28.5          46.5          59.8
                                   ------------   -----------   -----------
                                          393.3         398.3         416.1
Less: expected return on plan
 assets*..........................        305.0         281.4         268.1
                                   ------------   -----------   -----------
                                         $ 88.3       $ 116.9       $ 148.0
                                   ------------   -----------   -----------

*The actual returns were higher (lower) than the expected returns by $254.1 in 1995, $(282.7) in 1994 and $324.2 in 1993 and were deferred as actuarial gains (losses).


  The status of the pension plans follows.


                                                                   Assets exceed                         Accumulated benefit
                                                                     accumulated                                  obligation
                                                              benefit obligation                              exceeds assets
                                           -------------------------------------       -------------------------------------
December 31                                           1995                  1994                  1995                  1994
                                           ---------------       ---------------       ---------------       ---------------
Plan assets, primarily stocks and bonds
 at market...............................        $ 1,959.4             $ 3,337.7             $ 1,937.0               $ 231.4
                                           ---------------       ---------------       ---------------       ---------------
Present value of obligation:
 Vested..................................          1,604.3               2,721.2               1,957.4                 335.2
 Nonvested...............................            131.7                 237.3                 155.9                   4.9
                                           ---------------       ---------------       ---------------       ---------------
Accumulated benefit obligation...........          1,736.0               2,958.5               2,113.3                 340.1
Effect of assumed salary increases.......             72.1                 236.1                 248.3                  32.9
                                           ---------------       ---------------       ---------------       ---------------
Projected benefit obligation.............        $ 1,808.1             $ 3,194.6             $ 2,361.6               $ 373.0
                                           ---------------       ---------------       ---------------       ---------------
Plan assets greater (less than) projected
 benefit obligation......................          $ 151.3               $ 143.1              $ (424.6)             $ (141.6)
Unrecognized:
 Transition (assets) obligations.........            (32.7)                 21.8                  45.3                  (8.9)
 Prior service costs.....................             19.9                  45.9                  28.2                  32.2
 Actuarial (gains) losses, net...........           (184.9)               (415.9)                 36.1                  34.0
 Minimum liability adjustment............                -                     -                 (38.8)                (23.2)
                                           ---------------       ---------------       ---------------       ---------------
Accrued pension cost.....................          $ (46.4)             $ (205.1)             $ (353.8)             $ (107.5)
                                           ---------------       ---------------       ---------------       ---------------


  Assumptions used to determine plan liabilities and expenses follow.

December 31                                  1995         1994         1993
                                     ------------  -----------  -----------
Settlement discount rate..........            7.0%       8.25%         6.75%
Long-term rate for compensation
 increases........................            5.0        5.5           5.5
Long-term rate of return on plan
 assets...........................            9.0        9.0           9.0
                                     ------------  -----------  -----------


  Alcoa also sponsors a number of defined contribution pension plans. Expenses were $36.1 in 1995, $32.9 in 1994 and $34.5 in 1993.
  Supplemental information related only to Alcoa's U.S. pension plans partially insured by the Pension Benefit Guarantee Corporation follow.


December 31                                        1995              1994
                                         --------------    --------------
Plan assets at fair market value.......       $ 3,341.0         $ 3,079.1
Present value of vested benefit
 obligation............................        (3,005.9)         (2,579.0)
                                         --------------    --------------
                                                $ 335.1           $ 500.1
                                         --------------    --------------


T. POSTRETIREMENT BENEFITS
  Alcoa maintains health care and life insurance benefit plans covering most eligible U.S. retired employees and certain other retirees. Generally, the medical plans pay a stated percentage of medical expenses, reduced by deductibles and other coverages. These plans are generally unfunded, except for certain benefits funded through a trust. Life benefits are generally provided by insurance contracts. Alcoa retains the right, subject to existing agreements, to change or eliminate these benefits.
  Changes made in 1993 to certain medical plans may require contributions by future retirees to help offset medical cost increases. The changes reduced Alcoa's benefit expense and prior service costs.
  The components of postretirement benefit expense follow.


                                           1995          1994          1993
                                   ------------   -----------   -----------
Service cost of benefits earned...       $ 16.3        $ 20.2        $ 29.9
Interest cost on liability........        114.6         104.4         110.2
Net amortization..................        (49.5)        (50.0)        (32.4)
Return on plan assets.............         (4.8)         (4.8)         (5.2)
                                   ------------   -----------   -----------
Postretirement benefit costs......       $ 76.6        $ 69.8       $ 102.5
                                   ------------   -----------   -----------


  The status of the postretirement benefit plans was:


December 31                                        1995              1994
                                         --------------    --------------
Retirees...............................       $ 1,034.0         $ 1,040.3
Fully eligible active plan participants           136.7             112.5
Other active participants..............           330.5             307.8
                                          --------------  --------------
Accumulated postretirement benefit
 obligation (APBO).....................         1,501.2           1,460.6
Plan assets, primarily stocks and bonds
 at market.............................            64.4              53.3
                                         --------------    --------------
APBO in excess of plan assets..........         1,436.8           1,407.3
Unrecognized net:
 Reduction in prior service costs......           374.3             420.1
 Actuarial gains.......................           109.6             103.3
                                         --------------    --------------
Accrued postretirement benefit
 liability.............................       $ 1,920.7         $ 1,930.7
                                         --------------    --------------


  For measuring the liability and expense, a 9.5% annual rate of increase in the per capita claims cost was assumed for 1996, declining gradually to 5.5% by the year 2003 and thereafter. Other assumptions used to measure the liability and expense follow.


December 31                                  1995         1994         1993
                                     ------------  -----------  -----------
Settlement discount rate..........           7.0%        8.25%        6.75%
Long-term rate for compensation
 increases........................           5.0         5.5          5.5
Long-term rate of return on plan
 assets...........................           9.0         9.0          9.0
                                     ------------  -----------  -----------


  For 1995 a 1% increase in the trend rate for health care costs would have increased the APBO by 8% and service and interest costs by 9%.

U. MAJORITY-OWNED SUBSIDIARIES
  The condensed financial statements of Alcoa's principal majority-owned subsidiaries follow.

  Alcoa Aluminio S.A.--a 59%-owned Brazilian subsidiary:


December 31                                        1995              1994
                                         --------------    --------------
Cash and short-term investments........         $ 252.4            $ 34.5
Other current assets...................           379.3             376.4
Properties, plants and equipment, net..           857.2             929.0
Other assets...........................           185.4             161.8
                                         --------------    --------------
 Total assets..........................         1,674.3           1,501.7
                                         --------------    --------------
Current liabilities....................           431.6             415.2
Long-term debt*........................           314.5             222.2
Other liabilities......................            56.1              33.3
                                         --------------    --------------
 Total liabilities.....................           802.2             670.7
                                         --------------    --------------
 Net assets............................         $ 872.1           $ 831.0
                                         --------------    --------------

*Held by Alcoa Brazil Holdings Company: $22.5



                                           1995           1994         1993
                                   ------------   ----------- -------------
Revenues*.........................    $ 1,200.1       $ 915.1       $ 685.8
Costs and expenses................     (1,050.2)       (808.9)       (625.3)
Translation and exchange
 adjustments......................          4.3          (3.0)        (10.7)
Income tax expense................         (2.3)        (19.7)          (.6)
                                   ------------   -----------   -----------
 Net income.......................      $ 151.9        $ 83.5        $ 49.2
                                   ------------   -----------   -----------

*Revenues from Alcoa were $188.4 in 1995, $54 in 1994 and $129.8 in 1993. The terms of the transactions were established by negotiation between the parties.


  Alcoa of Australia Limited--a 60%-owned subsidiary of Alcoa International Holdings Company (51% prior to December 31, 1994):


December 31                                        1995              1994
                                         --------------    --------------
Cash and short-term investments........          $ 61.6            $ 88.2
Other current assets...................           551.6             484.9
Properties, plants and equipment, net..         1,615.7           1,645.3
Other assets...........................           101.2             102.5
                                         --------------    --------------
 Total assets..........................         2,330.1           2,320.9
                                         --------------    --------------
Current liabilities....................           380.7             317.9
Long-term debt.........................           127.0             150.2
Other liabilities......................           415.5             382.6
                                         --------------    --------------
 Total liabilities.....................           923.2             850.7
                                         --------------    --------------
  Net assets...........................       $ 1,406.9         $ 1,470.2
                                         --------------    --------------



                                           1995          1994          1993
                                   ------------   -----------   -----------
Revenues*.........................    $ 1,785.0     $ 1,519.2     $ 1,660.9
Costs and expenses................     (1,372.3)     (1,236.5)     (1,264.6)
Translation and exchange
 adjustments......................            -            .6           5.2
Income tax expense................       (164.1)        (80.7)        (88.1)
                                   ------------   -----------   -----------
 Net income.......................      $ 248.6       $ 202.6       $ 313.4
                                   ------------   -----------   -----------

* Revenues from Alcoa were $55.4 in 1995, $28.5 in 1994 and $50.3 in 1993. The terms of the transactions were established by negotiation between the parties.


V. CASH FLOW INFORMATION
  Cash payments for interest and income taxes follow.


                                           1995          1994          1993
                                   ------------   -----------   -----------
Interest*.........................      $ 123.4       $ 107.3        $101.2
Income taxes......................        508.3         238.4         193.6
                                   ------------   -----------   -----------

*Includes $8.6 in 1994 of amortized interest on the debentures retired early


  In a noncash transaction early in 1993, $149 of 6-1/4% Convertible Subordinated Debentures due 2002 were converted to common stock by issuing 4.6 million shares of treasury stock.

W. ACQUISITIONS
  The company made various acquisitions during 1995 totaling $426. The acquisitions resulted in goodwill of approximately $250. Also, additional consideration of $85 may be paid based on the achievement of certain sales levels through 1997. Any additional consideration would be accounted for as goodwill. Generally, the goodwill related to the acquisitions will be amortized over a period of 15 years.
  The acquisitions have been accounted for by the purchase method. Accordingly, the purchase prices have been allocated to assets acquired and liabilities assumed based on their estimated fair values. Operating results of the acquisitions have been included in the Statement of Consolidated Income since the dates of the acquisitions. Pro forma results, assuming the acquisitions had been made at the beginning of the year, would not be materially different from the results reported.

Supplemental Financial Information


QUARTERLY DATA (UNAUDITED)
(dollars in millions, except share amounts)

1995                                             First            Second             Third            Fourth              Year
                                       ---------------   ---------------   ---------------   ---------------   ---------------
Sales and operating revenues...........      $ 3,009.8         $ 3,117.3         $ 3,264.8         $ 3,107.8        $ 12,499.7
Income from operations.................          279.0             282.4             269.5             193.4           1,024.3
Net income*............................          193.8             219.4             226.4             150.9             790.5
  Per common share.....................           1.08              1.23              1.27               .85              4.43
                                       ---------------   ---------------   ---------------   ---------------   ---------------

*After special charges of $5.4, or three cents per share, in the third quarter and $4.7, or three cents per share, in the fourth quarter



1994                                             First            Second             Third            Fourth              Year
                                       ---------------   ---------------   ---------------   ---------------   ---------------
Sales and operating revenues...........      $ 2,221.6         $ 2,479.4         $ 2,561.5         $ 2,641.8         $ 9,904.3
Income from operations.................            1.5              78.7             121.3             401.8             603.3
Net income (loss)*.....................         (108.3)             45.4              70.1             368.0             375.2
  Per common share.....................           (.61)              .25               .39              2.07              2.10
                                       ---------------   ---------------   ---------------   ---------------   ---------------

*After a special charge of $50.0, or 28 cents per share, and an extraordinary loss of $67.9, or 38 cents per share, in the first quarter and a gain of $300.2, or $1.69 per share, in the fourth quarter



NUMBER OF EMPLOYEES (UNAUDITED)
(at year-end)

                                           1995          1994          1993
                                   ------------   -----------   -----------
USA...............................       31,600        29,000        31,700
Other Americas....................       24,300        16,800        16,600
Pacific...........................        6,000         6,200         6,700
Europe............................       10,100         8,200         8,400
                                   ------------   -----------   -----------
                                         72,000        60,200        63,400
                                   ------------   -----------   -----------


                        GRAPHICS APPENDIX LIST


Revenues by Segment - page 22
(billions of dollars)

                                1991      1992      1993      1994      1995
                                ----      ----      ----      ----      ----

Alumina and Chemicals            1.5       1.4       1.4       1.5       1.8
Nonaluminum Products             1.4       1.6       1.7       1.9       2.7
Aluminum Processing              7.0       6.5       6.0       6.5       8.0
                                 ---       ---       ---       ---      ----
                                 9.9       9.5       9.1       9.9      12.5



Alumina Production - page 23
(thousands of metric tons)

                        1991      1992      1993      1994      1995
                        ----      ----      ----      ----      ----

                        9,302     9,461     10,129    10,195    10,578



Aluminum Product Shipments - page 24
(thousands of metric tons)

                                1991      1992      1993      1994      1995
                                ----      ----      ----      ----      ----

Fabricated Products              1,657     1,774     1,739     1,896     1,909
Ingot                            1,179     1,023       841       655       673
                                 -----     -----     -----     -----     -----
Total                            2,836     2,797     2,580     2,551     2,582
                                 =====     =====     =====     =====     =====



Alcoa's Average Realized Ingot Price - page 24
(cents per pound)

                          1991      1992      1993      1994      1995
                          ----      ----      ----      ----      ----

                          $.67      $.59      $.56      $.64      $.81



Number of Employees - page 25
(at year-end)

                                1991      1992      1993      1994      1995
                                ----      ----      ----      ----      ----

Outside U.S.                     29,300    29,400    31,700    31,200    40,400

U.S.                             36,300    34,200    31,700    29,000    31,600
                                 ------    ------    ------    ------    ------

Total                            65,600    63,600    63,400    60,200    72,000
                                 ======    ======    ======    ======    ======



Free Cash Flow to Debt Coverage - page 25
(times covered)

                          1991      1992      1993      1994      1995
                          ----      ----      ----      ----      ----

                           .74       .97       .62       1.09      1.12



Cash From Operations - page 27
(millions of dollars)

                          1991      1992      1993      1994      1995
                          ----      ----      ----      ----      ----

                          1,426     1,208       535      1,394     1,713



Capital Expenditures and Depreciation - page 27
(millions of dollars)

                                1991      1992      1993      1994      1995
                                ----      ----      ----      ----      ----

Capital Expenditures             850       789       757       612       887

Depreciation                     698       682       693       671       713
