Form 10-K405, Exhibit 13
period 1997-12-31
ALUMINUM CO OF AMERICA
filed 1998-03-11
CIK 4281

EXHIBIT 13


SELECTED FINANCIAL DATA
(dollars in millions, except per-share amounts and ingot prices)

                                       1997               1996                1995                1994                1993
----------------------------------------------------------------------------------------------------------------------------------

Sales and operating revenues    $ 13,319.2          $ 13,061.0          $ 12,499.7           $ 9,904.3            $ 9,055.9
Income before extraordinary
  loss*                              805.1               514.9               790.5               443.1                  4.8
Extraordinary loss**                    --                  --                  --               (67.9)                  --
Net income*                          805.1               514.9               790.5               375.2                  4.8
  Basic earnings per common
    share
    Before extraordinary
      loss**                          4.66                2.94                4.43                2.48                  .02
    Net income                        4.66                2.94                4.43                2.10                  .02
  Diluted earnings per
    common share
    Before extraordinary
      loss**                          4.62                2.91                4.39                2.46                  .02
    Net income                        4.62                2.91                4.39                2.08                  .02
----------------------------------------------------------------------------------------------------------------------------------
Alcoa's average realized
  price per pound for
  aluminum ingot                       .75                 .73                 .81                 .64                  .56
Average U.S. market price
  per pound for aluminum
  ingot (Metals Week)                  .77                 .71                 .86                 .71                  .53
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per
  common share                        .975                1.33                 .90                 .80                  .80
Total assets                      13,070.6            13,449.9            13,643.4            12,353.2             11,596.9
Long-term debt (noncurrent)        1,457.2             1,689.8             1,215.5             1,029.8              1,432.5
----------------------------------------------------------------------------------------------------------------------------------

* Includes net after-tax gains of $43.9, or 25 cents per basic share, in 1997; and net charges of $122.3, or 70 cents, in 1996; $10.1, or six cents, in 1995; $50.0, or 28 cents, in 1994; and
$74.5, or 43 cents, in 1993. Also included in 1994 is a gain of $300.2, or $1.69 per share, related to the Alcoa/WMC transaction. ** The extraordinary loss relates to the early redemption of debentures.

RESULTS OF OPERATIONS
(dollars in millions, except share amounts and ingot prices)

EARNINGS SUMMARY

Alcoa's 1997 earnings before special items totaled $761, an increase of 19% over 1996 results. This significant earnings improvement was the result of record shipments partially offset by lower overall prices. Cost performance also played a role in the increase, as improved manufacturing performance and lower administrative costs more than offset higher material costs.
  Revenues of $13,319 were also at record levels in 1997, as record volumes more than offset the loss of revenues related to the sale of noncore businesses. Overall prices were lower, but a more favorable mix in 1997 muted the decline.
  Net income of $805 for 1997 was the third best in Alcoa's history, even though fabricated aluminum and alumina prices were lower than 1996 and well below historic highs. In addition, Alcoa continues to have 450,000 metric tons
(mt) of its worldwide smelting capacity idled.
  Before special items, return on shareholders' equity for 1997 was 17.1%, compared with 14.4% in 1996 and 18.8%
in 1995. The following table summarizes Alcoa's results adjusted for special items which are described in more detail later in this section.

                                  1997             1996             1995
------------------------------------------------------------------------------
Net income                     $ 805.1          $ 514.9          $ 790.5
Special items, net               (43.9)           122.3             10.1
------------------------------------------------------------------------------
Adjusted net income            $ 761.2          $ 637.2          $ 800.6
------------------------------------------------------------------------------

GEOGRAPHIC AND SEGMENT INFORMATION

Operating profit before special items was $1,475 in 1997 compared with $1,350 in 1996 and $1,435 in 1995. Operating profit, for geographic and segment purposes, consists of sales and operating revenues less operating expenses.
It excludes interest expense, nonoperating income, income taxes, minority interests and special items. See Note P to the financial statements for additional information.

OPERATIONS BY GEOGRAPHIC AREA

USA -- Revenues fell less than 1% from 1996 to $7,189.
The decline was the result of lower sales of building products, packaging machinery and the loss of revenues from the sale of noncore businesses. These declines were nearly offset by higher aluminum and alumina revenues, along with higher sales of automotive electrical components. Revenues in 1996 were $7,246, up 3% from 1995, reflecting higher shipments of automotive electrical components.
  Operating profit in 1997 totaled $669, compared with $640 in 1996 and $594 in 1995. Improved profits in 1997 from automotive electrical components, most aluminum products and alumina operations were partially offset by lower earnings related to building products. Improved profits for 1996 relative to 1995 for building products, automotive electrical components and alumina operations were partially offset by lower earnings from aluminum operations and plastic closures, and by the shutdown of Alcoa's ceramic packaging operations (AEP). Exports from the U.S. in 1997 were $1,207, compared with $1,015 in 1996 and $1,206 in 1995.

Pacific -- Alcoa's primary operations in the Pacific region are those of Alcoa of Australia (AofA). In 1997, revenues for this region totaled $2,222, of which 84% were attributable to AofA. Operating profit for 1997 amounted to $482, with AofA accounting for 97% of the total. Relative to 1996, operating profit fell 4% in 1997, as higher revenues for ingot and alumina, along with improved cost performance, were offset by lower realized prices. Due to Alcoa's relatively small exposure to Asian markets, the financial problems there did not have a significant impact on earnings in 1997. Operating profit for 1996 increased 22% from 1995 due to higher alumina prices while costs increased at a much slower rate.

Other Americas -- Revenues of $1,818 in 1997 rose 5% from 1996 as a result of higher sales of rigid container sheet
(RCS) and ingot and the start-up of a new facility producing automotive electrical components. Revenues for 1996 were $1,726 compared with $1,780 in 1995. Operating profit was $224 in 1997, $151 in 1996 and $333 in 1995. The increase in 1997 operating profit was due to improved results at Alcoa Aluminio in Brazil and at alumina operations in Suriname. The decrease in 1996 operating profit relative to 1995 relates principally to higher costs and lower metal prices at Alcoa Aluminio's aluminum operations.

Europe -- Revenues improved 14% to $2,090 in 1997, versus
$1,841 in 1996 and $1,691 in 1995. Operating profit rose to $100 in 1997 from $55 in 1996 and $92 in 1995. Higher shipments at aluminum operations in Italy and Hungary, along with strong cost control at operations in Great
Britain, drove the improvement in 1997 operating profit.
Lower 1996 results compared with 1995 were due to weak economic conditions in Europe in 1996, partially mitigated by earnings from Alcoa's acquisition of Alumix in Italy.

OPERATIONS BY SEGMENT

Alcoa's operations consist of three segments: Alumina and Chemicals, Aluminum Processing and Nonaluminum Products.

I. ALUMINA AND CHEMICALS SEGMENT

                                  1997             1996             1995
------------------------------------------------------------------------------
Revenues                       $ 1,961          $ 1,940          $ 1,758
Operating profit                   415              459              307
------------------------------------------------------------------------------

Approximately two-thirds of the revenues from this segment are derived from sales of alumina. Revenues from alumina in 1997 increased 5% from 1996, which rose 13% from 1995. Shipments were the primary factor behind the 1997 increase, rising 13% from 1996. Revenues for 1996 rose on the strength of prices as shipments were unchanged from 1995 levels.
  Revenues from alumina-based chemical products fell 3% in 1997 as lower volumes more than offset higher realized prices. Revenues in 1996 rose 3% relative to 1995 on higher volumes, as a strengthening U.S. market more than offset weaker sales in Europe.
  Operating profit in 1997 for this segment was $415, down
10% from 1996. The decrease was the result of lower operating profit at AofA, partially offset by volume-driven improvements in Suriname and the U.S. In 1996, operating profit of $459 was up 50% from 1995, as the alumina business benefited from higher prices and good cost control.
  In the 1997 second quarter, Alcoa World Alumina and Chemicals
(AWAC) received an advance payment of $240 related to a long-term alumina supply contract with Sino Mining Alumina Ltd. (SMAL). The contract entitles SMAL to purchase 400,000 mt of alumina per year for 30 years. SMAL has the option to increase its alumina purchases as its needs grow. Per-ton payments will also be made under the terms of the agreement.
  In late October 1997, AWAC announced that it would restart its St. Croix alumina refinery. The refinery has a rated operating capacity of 600,000 mt and production commenced in February 1998.
  In November 1997, AWAC announced a 440,000 mt expansion of its Wagerup alumina refinery in Western Australia. Construction is expected to be completed in mid-1999.

II. ALUMINUM PROCESSING SEGMENT

                                   1997            1996            1995
------------------------------------------------------------------------------
Total aluminum shipments
 (000 mt)                         2,956           2,841           2,582
Revenues                        $ 8,240         $ 7,976         $ 8,034
Operating profit                    863             774           1,015
------------------------------------------------------------------------------

Total aluminum shipments were up 4% from 1996, primarily due to strong shipments of engineered and flat-rolled products. Revenues rose 3%, as the favorable impact of higher shipments was partially offset by lower prices for most fabricated products. Revenues in 1996 for this segment fell 1% from 1995, reflecting lower prices for most products, while shipments increased 10%.
  This segment reported operating profit of $863 in 1997, an increase of 12% over 1996. The factors contributing to the increase were higher volumes and improved cost performance, which were partially offset by lower fabricated product prices. Products responsible for the improved operating profit include sheet and plate, extruded products and forgings. Operating profit in 1996 totaled $774, a decrease of $241 from 1995. In addition to lower prices, other conditions contributing to the decline included a lower-value product mix and higher raw material costs that were partially offset by better cost performance.
  This segment's shipments and revenues are made up of the following product classes.

                                   1997            1996             1995
------------------------------------------------------------------------------
Shipments (000 mt)
 Flat-rolled products            1,392            1,357            1,380
 Engineered products               562              495              454
 Aluminum ingot                    920              901              673
 Other aluminum products            82               88               75
------------------------------------------------------------------------------
 Total shipments                 2,956            2,841            2,582
------------------------------------------------------------------------------
Revenues
 Flat-rolled products          $ 3,956          $ 3,920          $ 4,177
 Engineered products             2,476            2,269            2,303
 Aluminum ingot                  1,521            1,449            1,197
 Other aluminum products           287              338              357
------------------------------------------------------------------------------
 Total revenues                $ 8,240          $ 7,976          $ 8,034
------------------------------------------------------------------------------

Flat-Rolled Products -- More than half of the shipments and revenues in this product class are derived from the sale of RCS, used in the production of beverage cans.
Revenues from RCS fell 4% from 1996, primarily due to the 1996 sale of AofA's rolled products division, which resulted in a 29,500 mt loss of shipments for 1997 relative to 1996. Prices were down slightly from 1996 due to lower underlying metal prices. Revenues in 1996 declined 16% from 1995, resulting principally from a 10% decline in shipments. The shipment decline was due primarily to weaker
U.S. export sales and the sale of AofA's rolled products division in 1996.
  In late December 1997, the U.S. Department of Justice
(DOJ) notified Alcoa that it had filed suit to block the company's planned acquisition of Reynolds' aluminum rolling operations in Muscle Shoals, Alabama. Subsequently, in light of the DOJ position, Alcoa discontinued its efforts to acquire this facility.
  Revenues from sheet and plate, serving principally the aerospace and commercial products markets, increased 11% from 1996 as a result of a 10% increase in shipments.
Aerospace shipments have increased as a result of higher aircraft build rates. Overall sheet and plate prices were up slightly, with a richer mix offsetting lower prices for commercial products. Sheet and plate revenues in 1996 rose 4% from 1995 as prices climbed 7%.

Engineered Products -- The products in this class include extrusions used principally in the transportation and construction markets, forgings, wheels, wire, rod and bar. Total shipments were up 14% from 1996 and contributed to a 9% increase in revenues. Revenues in 1996 fell 2% from 1995 as prices decreased 11%.
  Revenues from extruded products were up 12% from 1996, as shipments increased 19% but prices fell 6%. Prices for hard alloy extrusions were up 7% from 1996; however, lower prices for soft alloy extrusions in the U.S. and at Alcoa Nederland more than offset the increases. Extruded products revenues for 1996 were up 15% from 1995 as shipments, aided by acquisitions, rose 26%.
  Revenues from forged wheels rebounded from 1996, increasing 18% on the strength of a 21% increase in shipments. Revenues in 1996 declined from 1995 due to an 18% decline in shipments.

Aluminum Ingot -- For the fourth consecutive year, Alcoa had 450,000 mt of smelting capacity idle, operating its worldwide smelting system at 82% of rated capacity in 1997. Ingot revenues in 1997 increased 5% as prices climbed 3% and shipments rose 2%. In 1996, shipments of ingot were 34% higher than those in 1995, primarily due to the sale of AofA's rolled products division. The increase in shipments resulted in a 21% increase in revenues. Alcoa's average realized price for ingot in 1997 was 75 cents per pound, compared with 73 cents in 1996 and 81 cents in 1995.
  Aluminum ingot produced by Alcoa and used internally is transferred within the aluminum processing segment at prevailing market prices.

Other Aluminum Products -- Revenues from these products, which consist primarily of scrap and aluminum closures, were down 15%

from 1996. The revenue decline is the result of a 9% reduction in realized prices and a 7% drop in shipments. The shipment decline was principally due to the sale of Alcoa's U.S. aluminum closures facility in the first half of 1997.
Realized prices for aluminum closures continued to fall in 1997, dropping 22% from 1996 levels. In 1996, revenues from other aluminum products fell 5% from 1995 due to lower prices, which were partially offset by a 17% increase in shipments.

III. NONALUMINUM PRODUCTS SEGMENT

                                  1997             1996             1995
------------------------------------------------------------------------------
Revenues                       $ 3,118          $ 3,146          $ 2,708
Operating profit                   197              117              113
------------------------------------------------------------------------------

Revenues from this segment were down slightly from 1996, as improved results from the automotive electrical components and plastic closures businesses were offset by the loss of revenues from the sale of noncore businesses. Revenues at Alcoa Fujikura Limited (AFL), which produces electrical components for the auto and truck markets, increased 18% due to significantly higher volumes, as prices declined slightly. Closures revenues were up 15% as global expansion drove higher shipments. Revenues from this segment in 1996 were up 16% from 1995, as higher revenues at AFL were partially offset by lower revenues resulting from the closing of AEP.
  Operating profit was up 68% from 1996 as increased profits from the sale of automotive electrical components and plastic closures were fractionally offset by lower earnings from building products, magnesium products and packaging machinery. Operating profit in 1996 rose 4% from 1995, as higher earnings from AFL were partially offset by lower results for magnesium products, strong competition in the closures business and the shutdown of AEP.

SPECIAL ITEMS

Special items in 1997 resulted in a net gain of $95.5
($43.9 after tax and minority interests). The fourth quarter sales of a majority interest in Alcoa's Brazilian cable business and land in Japan generated gains of $85.8. In addition, the sale of equity securities resulted in a gain of $38.0, while the divestiture of noncore businesses provided $25.0. These gains were partially offset by charges of $53.3 related to environmental and impairment matters.
  Included in 1996 income from operations was a charge of $198.9 ($122.3 after tax and minority interests) consisting of several items. A net severance charge of $95.5, which included pension and OPEB curtailment credits of $75.0, relates to incentive costs for employees who voluntarily left the company and for permanent layoff costs. In addition, the shutdown of AEP resulted in a charge of $65.4, related primarily to asset writedowns. Impairments at various manufacturing locations added another $38.0 to special items in 1996.
  The 1995 special charge of $16.2 ($10.1 after tax and minority interests) consisted of a $43.5 charge for severance costs, partially offset by a net credit of $27.3 related to environmental matters.

COSTS AND OTHER INCOME

Cost of Goods Sold -- Cost of goods rose 2% to $10,156 in 1997, following a 6% increase in 1996 from 1995. Contributing to the 1997 increase was $175 related to higher volumes partially offset by the absence of costs associated with divested businesses. Additionally, higher material costs of $155 were nearly offset by cost improvements of $140.
Cost of goods sold in 1996 was $606 higher than in 1995.
Higher costs related to newly acquired companies and higher volumes were partially offset by a lower-cost product mix and cost improvements.

Selling and General Administrative Expenses -- These expenses totaled $671 in 1997, down $38 or 5% from 1996. The decrease was the result of lower salary compensation costs resulting from a reduction in the number of employees at U.S. aluminum operations. Additionally, lower costs resulting from the divestiture of noncore businesses also had a positive impact. Expenses in 1996 were about even with those in 1995.

Research and Development Expenses -- R&D expenses totaled
$143 in 1997, a 13% decline from 1996. Lower activity related to casting technology, closures and at AofA accounted for the decline.

Interest Expense -- Interest expense increased $7 from
1996 as a result of the full-year effect of  Aluminio's
1996 debt offering and higher debt levels in 1997 at AofA.

Income Taxes -- Alcoa's effective tax rate in 1997 was 33%, two percentage points below the statutory rate of 35%. The lower rate is primarily due to the favorable tax effect of certain special items.
  The 1996 effective tax rate was 33.3%, and differs from the statutory rate due to the recognition of a tax benefit resulting from reversal of the valuation allowance on deferred tax assets at Suriname Aluminum Company, partially offset by state taxes on income.
  The 1995 effective tax rate was 30.3%, and differs from the statutory rate primarily because of taxes on foreign income, partially offset by a higher tax rate in Australia.

Other Income/Foreign Currency -- Other income rose to
$163 in 1997, a 141% increase from 1996. The majority of the change was due to reduced losses from marking-to-market certain aluminum commodity contracts. Higher equity and interest income, partially offset by a negative swing in foreign exchange, accounted for the remainder of the change. Other income in 1996 was $67 compared with $155 in 1995. The decrease primarily reflects higher losses from aluminum commodity contracts and lower equity and interest income.
  Exchange gains (losses) included in other income were $(9.8) in 1997, $3.1 in 1996 and $(16.5) in 1995. The total impact on net income, after taxes and minority interests, was $6.9 in 1997, $(.3) in 1996 and $(10.2) in 1995.

RISK FACTORS

The following discussion about the company's risk management activities includes forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.
  In addition to inherent operating risks, Alcoa is exposed to financial, market, political and economic risks.

Commodity Price Risks -- Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. Aluminum ingot is an internationally produced, priced, and traded commodity. The principal trading market for ingot is the London Metal Exchange (LME). Alcoa participates in this market by buying and selling future portions of its aluminum requirements and output.
  For aluminum price risk management purposes, Alcoa divides its operations into four regions: U.S., Pacific, Other
Americas and Europe. AofA in the Pacific region and Aluminio in the Other Americas are generally in net long metal positions. From time to time, they may sell production forward. Operations in the European region are generally net metal short and may purchase forward positions periodically. Historically, forward purchase and sales activity within these three regions has not been material.
  In the normal course of business, Alcoa enters into long-term contracts with a number of its fabricated products customers. At December 31, 1997 and 1996, such contracts approximated 2,093,000 mt and 2,369,000 mt, respectively.
Alcoa may enter into similar arrangements in the future.
In order to hedge the risk of higher prices for the anticipated metal purchases required to fulfill these long-term customer contracts, Alcoa enters into long positions, principally using futures and options. Alcoa follows a stable pattern of purchasing metal; therefore, it is highly likely that anticipated metal requirements will be met. At December
31, 1997 and 1996, these contracts totaled approximately 1,084,000 mt and 872,000 mt, respectively. A hypothetical
10% change from the 1997 year-end, three-month LME aluminum ingot price of $1,552 per mt would result in a pretax gain or loss to future earnings of $170 related to these contracts. However, it should be noted that any change in the value of these contracts, real or hypothetical, would be significantly offset by an inverse change in the cost of purchased metal.
  Earnings were selected as the measure of sensitivity due to the historical relationship between aluminum ingot prices and Alcoa's earnings. The hypothetical change of 10% was calculated using a parallel shift in the existing December 31, 1997 forward price curve for aluminum ingot.
The price curve takes into account the time value of money, as well as future expectations regarding the price of aluminum ingot. The model also assumes there will be no aluminum smelter capacity restarted by Alcoa.
  The futures and options contracts noted above are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks.

For financial accounting purposes, the gains and losses on the hedging contracts are reflected in earnings concurrent with the hedged costs. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions.
  Alcoa intends to close out the hedging positions at the time it purchases the metal from third parties, thus creating the right economic match both in time and price. Deferred gains of $113 on the hedging contracts at December 31, 1997 are expected to offset the increase in the price of the purchased metal.
  The expiration dates of the options and the delivery dates of the futures contracts do not always coincide exactly with the dates on which Alcoa is required to purchase metal to meet its contractual commitments with customers. Accordingly, some of the futures and options positions will be rolled forward. This may result in significant cash inflows if the hedging contracts are "in-the-money" at the time they are rolled forward. Conversely, there could be significant cash outflows if metal prices fall below the price of contracts being rolled forward.
  In addition to the above noted aluminum positions, Alcoa also had 259,000 mt and 205,000 mt of futures and options contracts outstanding at year-end 1997 and 1996, respectively, that cover long-term, fixed-price commitments to supply customers with metal from internal sources. Accounting convention requires that these contracts be marked-to-market, which resulted in after-tax charges to earnings of $13 in 1997 and $57 in 1996. A hypothetical 10% change in aluminum ingot prices from the year-end 1997 level of $1,552 per mt would result in a pretax gain or loss of $30 related to these positions. The hypothetical gain or loss was calculated using the same model and assumptions noted earlier.
  Alcoa also purchases certain other commodities, such as gas and copper, for its operations and enters into futures contracts to eliminate volatility in the prices of such products. None of these contracts are material. For additional information on financial instruments, see Notes A and Q.

Foreign Exchange Risks -- Alcoa is subject to significant exposure from fluctuations in foreign currencies. As a matter of company policy, foreign currency exchange contracts, including forwards and options, are used to limit transactional exposure to changes in currency exchange rates. The forward contracts principally cover existing exposures and firm commitments, while options are generally used to hedge anticipated transactions. A hypothetical 10% change in applicable 1997 year-end forward rates would result in a pretax gain or loss of approximately $80 related to these positions. However, it should be noted that any change in value of these contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. The model assumes a parallel shift in the forward curve for the applicable currencies. See Note Q for information related to the notional and fair market values of Alcoa's foreign exchange contracts at December 31, 1997 and 1996.

Interest Rate Risks -- Alcoa attempts to maintain a reasonable balance between fixed- and floating-rate debt and uses interest rate swaps and caps to keep financing costs as low as possible. At December 31, 1997 and 1996, Alcoa had $1,952 and $2,075 of debt outstanding at effective interest rates of 7.00% and 6.71%, after the impact of interest rate swaps and caps is taken into account. A hypothetical change of 10% in Alcoa's effective interest rate from year-end 1997 levels would increase or decrease interest expense by $14. For more information related to Alcoa's use of interest rate instruments, see Notes A and Q.

Risk Management -- All of the aluminum and other commodity contracts, as well as the various types of financial instruments, are straightforward and are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and principally cover underlying exposures.
  Alcoa's commodity and derivative activities are subject to the management, direction and control of the Strategic
Risk Management Committee (SRMC). It is composed of the chief executive officer, the president, the chief financial officer and other officers and employees that the chief executive officer may select from time to time. SRMC reports to the board of directors at each of its scheduled meetings on the scope of its derivative activities.

Material Limitations -- The disclosures with respect to aluminum prices and foreign exchange risk do not take into account the underlying anticipated purchase obligations and the underlying transactional foreign exchange exposures. If the underlying items were included in the analysis, the gains or losses on the futures and options contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa's control and could vary significantly from those disclosed.

ENVIRONMENTAL MATTERS

Alcoa continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities and adjoining properties, previously owned or operated facilities and Superfund and other waste sites.
A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated.
See Notes A and U for additional information.
  Alcoa's remediation reserve balance at the end of 1997 was $243 and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. About 24% of this balance relates to Alcoa's Massena, N.Y. plant site and 23% relates to Alcoa's Pt. Comfort, Texas plant site. Remediation expenses charged to the reserve were $64 in 1997, $72 in 1996 and $62 in 1995. They include expenditures currently mandated, as well as those not required by any regulatory authority or third party.
  Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

LIQUIDITY AND CAPITAL RESOURCES
(dollars in millions, except share amounts)

CASH FROM OPERATIONS

Cash from operations for 1997 totaled $1,888 versus $1,279 in 1996. The increase was primarily the result of higher earnings and a prepayment from a long-term alumina supply contract. Special item gains in 1997 compared with losses in 1996 partially offset these items. Lower working capital requirements for 1997 resulted in net cash inflows of $94, compared with cash outlays of $64 in 1996. The decrease in working capital requirements in 1997 relative to 1996 was essentially due to higher levels of accounts payable and accrued expenses, partially offset by a decrease in taxes.
  Cash outlays related to 1996 severance costs have been substantially completed. The majority of the 2,900 affected employees have left the company.

FINANCING ACTIVITIES

Financing activities during 1997 resulted in cash outflows of $989 compared with $535 in 1996. The 1997 total included $604 to repurchase 8,077,267 shares of the company's common stock at an average price of $74.72 per share. In 1996, Alcoa used $317 to repurchase 5,402,500 shares. Stock purchases in 1997 were partly offset by $203 of treasury stock issued primarily for employee stock option plans.
  Dividends paid to shareholders were $170 in the 1997 period, a decrease of $64 over 1996. The difference was due to Alcoa's bonus dividend program, which paid out 10.75 cents in addition to the base dividend in each quarter of 1996.
The bonus program provides for the distribution in the following year of 30% of Alcoa's annual earnings in excess of $3.00 per share. There was no bonus dividend in 1997; however, in 1998 the bonus program will pay out an additional
12.5 cents per quarter above the base dividend of 25 cents.
In the 1997 first quarter, Alcoa raised the quarterly base dividend to 25 cents per share, an 11% increase.
  Dividends paid and return of capital to minority interests totaled $343 as AWAC and AofA returned funds to their investors in 1997. Of the $343, $206 relates to payments made by AofA to its minority shareholders, while a payment of $96 was made by AWAC.
  Payments on long-term debt during 1997 exceeded additions by $218. During the 1997 fourth quarter, AFL issued a $250 five-year term loan and entered into a $250 five-year, revolving-credit facility. The term loan was used to refinance existing debt, while the revolving-credit facility will be used for general corporate purposes.
Higher short-term borrowings in 1997 relative to 1996 were a result of higher borrowings at Alcoa Italia.
  For 1996, Alcoa had net long-term borrowings of $289.
Of this amount, $400 relates to notes issued by Aluminio.
The proceeds were used to prepay Aluminio's 1995 notes and for its general corporate purposes.
  Debt as a percentage of invested capital was 19.9% at the end of 1997, compared with 21.8% for 1996 and 16.7% for 1995.

INVESTING ACTIVITIES

Cash used for investing activities during 1997 totaled
$679, compared with $1,208 in 1996 and $1,072 in 1995.
Capital expenditures totaled

                                34
$912, compared with $996 in 1996 and $887 in 1995. Of
the total expenditures in 1997, 29% related to capacity expansion, including forged wheel production in the U.S.
and Europe along with automotive sheet production in the U.S. Also included are costs of new and expanded facilities for environmental control in ongoing operations totaling
$94 in 1997, $68 in 1996 and $54 in 1995.
  Alcoa received $265 in 1997 from the sale of assets including its Caradco, Arctek, Alcoa Composites, Norcold, Dayton Technologies and Richmond, Indiana facilities. Also included was the sale of a majority interest in Alcoa's Brazilian cable business. In 1996, Alcoa received $83 from the sale of AofA's rolled products division to Kaal Australia.
  Acquisitions accounted for $302 of investing cash outflows during 1996 and included the purchase of Alumix in Italy and Alcan's extrusion operations in Brazil. The company also purchased the remaining 49.9% interest in Alcoa-Kofem in Hungary.

SUBSEQUENT EVENTS

In January 1998, Alcoa issued $300 of 6.75% bonds due
2028. The net proceeds were used for general corporate purposes.
  On February 6, 1998, Alcoa completed its acquisition of
Inespal, S.A. of Madrid, Spain. Alcoa paid $210 in cash and assumed $200 of debt in exchange for substantially all of Inespal's businesses. Inespal is an integrated aluminum producer with 1997 revenues of $1,100. The acquisition included an alumina refinery, three aluminum smelters, three aluminum rolling facilities, two extrusion plants, an administrative center and related sales offices in Europe.
  On February 25, 1998, Alcoa and the government of British
Columbia, Canada, signed a memorandum of understanding to proceed with a feasibility study for the construction of a 250,000 mt per year primary aluminum smelter. The study will be completed no later than December 31, 1998.
If the study produces a favorable result, construction could start in 1999 and would represent an investment of approximately $850.

YEAR 2000 ISSUE

The company, assisted by outside consults, has conducted a detailed review of its administrative and process control computer systems to identify areas that are affected by the "Year 2000" issue. The Year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year. This could result in computational errors as dates are compared across the century boundary.
  A detailed implementation plan has been developed to manage and resolve the issues identified in the review. The plan includes the modification of existing systems as well as the purchase of new software. It also requires that each system be audited after the modifications are complete to ensure compliance with Year 2000 requirements. Employees of the company as well as outside resources have been assigned to the completion of the implementation plan.
The total cost of purchasing new software and altering the applicable program codes is estimated to be between $50 and $75 for 1998. The company is currently assessing the impact of the implementation plan on its 1999 operations.

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

/S/ Paul H. O'Neill
Paul H. O'Neill
Chairman of the Board and Chief Executive Officer

/S/ Richard B.Kelson
Richard B. Kelson
Executive Vice President and Chief Financial Officer

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors, which is composed of six independent directors, met eight times in 1997.

  The Audit Committee oversees Alcoa's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibility, the committee recommended to the Board the reappointment of Coopers & Lybrand L.L.P. as the company's independent public accountants. The Audit Committee reviewed with the Vice President-Audit and the independent accountants the overall scope and specific plans for their respective audits. The committee reviewed with management Alcoa's annual and quarterly reporting process, and the adequacy of the company's internal controls. Without management present, the committee met separately with the Vice President-Audit and the independent accountants to review the results of their examinations, their evaluations of the company's internal controls, and the overall quality of Alcoa's financial reporting.

/S/ Henry B. Schacht
Henry B. Schacht
Chairman, Audit Committee

INDEPENDENT ACCOUNTANT'S REPORT

To the Shareholders and Board of Directors Aluminum Company of America (Alcoa)

  We have audited the accompanying consolidated balance sheet of Alcoa as of December 31, 1997 and 1996, and the related statements of consolidated income, shareholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Alcoa's management.
Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alcoa at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/S/ Coopers & Lybrand L.L.P.
600 Grant St., Pittsburgh, Pa.
January 8, 1998, except for Note V,
for which the date is February 6, 1998

STATEMENT OF CONSOLIDATED INCOME  Alcoa and subsidiaries
(in millions, except per-share amounts)


For the year ended December 31            1997         1996          1995
------------------------------------------------------------------------------
REVENUES
Sales and operating revenues (P)   $ 13,319.2    $ 13,061.0    $ 12,499.7
Other income, principally interest      162.5          67.4         155.2
------------------------------------------------------------------------------
                                     13,481.7      13,128.4      12,654.9
------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of goods sold and operating
  expenses                           10,155.8       9,966.0       9,360.1
Selling, general administrative
  and other expenses                    670.6         708.8         707.6
Research and development expenses       143.2         165.5         141.3
Provision for depreciation,
  depletion and amortization            734.9         747.2         712.9
Interest expense (N)                    140.9         133.7         119.8
Taxes other than payroll taxes          130.1         126.6         126.8
Special items (B)                       (95.5)        198.9          16.2
------------------------------------------------------------------------------
                                     11,880.0      12,046.7      11,184.7
------------------------------------------------------------------------------
EARNINGS
  Income before taxes on income       1,601.7       1,081.7       1,470.2
Provision for taxes on income (T)       528.7         360.7         445.9
------------------------------------------------------------------------------
  Income from operations              1,073.0         721.0       1,024.3
Minority interests                     (267.9)       (206.1)       (233.8)
------------------------------------------------------------------------------
NET INCOME                            $ 805.1       $ 514.9       $ 790.5
------------------------------------------------------------------------------
EARNINGS PER SHARE (K)
  Basic                                $ 4.66        $ 2.94        $ 4.43
  Diluted                              $ 4.62        $ 2.91        $ 4.39
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET  Alcoa and subsidiaries
(in millions)

December 31                                       1997              1996
---------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents (includes
    cash of $100.8 in 1997 and $93.4 in
    1996) (Q)                                  $ 800.8           $ 598.1
  Short-term investments (Q)                     105.6              18.5
  Receivables from customers, less
    allowances: 1997-$36.6; 1996-$48.4         1,581.2           1,674.7
  Other receivables                              216.4             154.2
  Inventories (C)                              1,312.6           1,461.4
  Deferred income taxes                          172.3             159.9
  Prepaid expenses and other current
    assets                                       228.0             214.4
------------------------------------------------------------------------------
    Total current assets                       4,416.9           4,281.2
Properties, plants and equipment (D)           6,666.5           7,077.5
Other assets (E and Q)                         1,987.2           2,091.2
------------------------------------------------------------------------------
      TOTAL ASSETS                          $ 13,070.6        $ 13,449.9
------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
  Short-term borrowings (weighted average
    rate of 6.3% in 1997 and 6.5% in
    1996) (Q)                                  $ 347.7           $ 206.5
  Accounts payable, trade                        811.7             799.2
  Accrued compensation and retirement
    costs                                        436.0             404.3
  Taxes, including taxes on income               334.2             407.9
  Other current liabilities                      375.7             377.0
  Long-term debt due within one year (G
    and Q)                                       147.2             178.5
------------------------------------------------------------------------------
    Total current liabilities                  2,452.5           2,373.4
Long-term debt, less amount due within
  one year (G and Q)                           1,457.2           1,689.8
Accrued postretirement benefits (S)            1,749.6           1,791.2
Other noncurrent liabilities and deferred
  credits (F)                                  1,271.2           1,205.5
Deferred income taxes                            281.0             317.1
------------------------------------------------------------------------------
      Total liabilities                        7,211.5           7,377.0
------------------------------------------------------------------------------
      MINORITY INTERESTS (A and H)             1,439.7           1,610.5
------------------------------------------------------------------------------
Contingent liabilities (M)                          --                --
SHAREHOLDERS' EQUITY
Preferred stock (O)                               55.8              55.8
Common stock (O)                                 178.9             178.9
Additional capital                               578.1             591.9
Retained earnings                              4,717.3           4,082.6
Treasury stock, at cost                         (758.0)           (371.3)
Accumulated other comprehensive income (A
  and Q)                                        (352.7)            (75.5)
------------------------------------------------------------------------------
      Total shareholders' equity               4,419.4           4,462.4
------------------------------------------------------------------------------
      TOTAL LIABILITIES AND EQUITY          $ 13,070.6        $ 13,449.9
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS  Alcoa and subsidiaries
(in millions)


For the year ended December 31          1997          1996          1995
------------------------------------------------------------------------------
CASH FROM OPERATIONS
Net income                           $ 805.1       $ 514.9       $ 790.5
Adjustments to reconcile net
  income to cash from operations:
  Depreciation, depletion and
    amortization                       753.6         764.2         730.3
  Change in deferred income taxes       83.2         120.3         (36.2)
  Equity earnings before
    additional taxes, net of
    dividends                          (30.9)         (6.6)        (25.6)
  Special items--net of payments       (95.5)        168.3          16.2
  Book value of asset disposals         42.2          61.8          44.6
  Minority interests                   267.9         206.1         233.8
  Other                                 (5.2)         (8.5)         (1.9)
  (Increase) reduction in
    receivables                         12.0          42.7         (50.6)
  (Increase) reduction in
    inventories                         52.5          87.8        (225.3)
  Increase in prepaid expenses and
    other current assets               (25.6)        (40.3)        (13.4)
  Increase (reduction) in accounts
    payable and accrued expenses        81.5        (181.1)        (40.3)
  Increase (reduction) in taxes,
    including taxes on income          (26.5)         27.4         (95.1)
  Cash received on long-term
    alumina supply contract            240.0            --            --
  Increase (reduction) in deferred
    hedging gains                     (113.3)       (264.5)        365.5
  Net change in noncurrent assets
    and liabilities                   (153.4)       (213.6)         20.0
------------------------------------------------------------------------------
    CASH FROM OPERATIONS             1,887.6       1,278.9       1,712.5
------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net additions (reduction) to
  short-term borrowings                142.5        (140.7)         83.3
Common stock issued and treasury
  stock sold                           203.0          41.4          58.1
Repurchase of common stock            (603.5)       (317.2)       (224.9)
Dividends paid to shareholders        (170.4)       (234.2)       (162.5)
Dividends paid and return of
  capital to minority interests       (342.5)       (173.2)       (121.9)
Additions to long-term debt            519.8         916.2         612.1
Payments on long-term debt            (738.2)       (627.1)       (243.4)
Redemption of subsidiary preferred
  stock                                   --            --        (200.0)
------------------------------------------------------------------------------
    CASH USED FOR FINANCING
      ACTIVITIES                      (989.3)       (534.8)       (199.2)
------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                  (912.4)       (995.7)       (887.1)
Acquisitions, net of cash acquired        --        (302.3)       (426.1)
Sale of assets                         265.2          82.8            --
Sale of (additions to) investments      51.7         (58.8)        (15.2)
Changes in minority interests           14.2         (34.2)         30.9
Proceeds from Alcoa/WMC
  transaction                             --            --         366.9
Repayment from (loan to) WMC              --         121.8        (121.8)
Changes in short-term investments      (87.3)        (11.7)         (1.3)
Other                                  (10.0)        (10.0)        (17.8)
------------------------------------------------------------------------------
    CASH USED FOR INVESTING
      ACTIVITIES                      (678.6)     (1,208.1)     (1,071.5)
------------------------------------------------------------------------------
    EFFECT OF EXCHANGE RATE
      CHANGES ON CASH                  (17.0)          6.5          (5.4)
------------------------------------------------------------------------------
Net change in cash and cash
  equivalents                          202.7        (457.5)        436.4
Cash and cash equivalents at
  beginning of year                    598.1       1,055.6         619.2
------------------------------------------------------------------------------
    CASH AND CASH EQUIVALENTS AT
      END OF YEAR                    $ 800.8       $ 598.1     $ 1,055.6
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY  Alcoa and subsidiaries
(in millions, except share amounts)

                                                                                                     Accumulated
                                                                                                           other          Total
                       Comprehensive   Preferred      Common    Additional     Retained  Treasury  comprehensive  shareholders'
December 31                   income       stock       stock       capital     earnings     stock         income         equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1994                    $ 55.8     $ 178.7       $ 663.5    $ 3,173.9     $ (.1)       $ (72.6)     $ 3,999.2
Comprehensive income--
  1995:
  Net income--1995            $790.5                                              790.5                                   790.5
  Other comprehensive
    income, net of
    tax:
    Minimum pension
      liability, net
      of $2.9 tax
      benefit                   (5.3)
    Unrealized
      translation
      adjustments              (10.1)
    Realize
      translation
      adjustments                (.3)                                                                      (15.7)         (15.7)
                      --------------
Comprehensive income          $774.8
                      --------------
Cash dividends:
Preferred @ $3.75 per
  share                                                                            (2.1)                                   (2.1)
Common @ $.90 per
  share                                                                          (160.4)                                 (160.4)
Treasury shares
  purchased                                                                                (224.9)                       (224.9)
Stock issued:
  compensation plans                                      .2         (26.4)        (1.8)     86.1                          58.1
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1995                      55.8       178.9         637.1      3,800.1    (138.9)         (88.3)       4,444.7
Comprehensive income--
  1996:
  Net income--1996            $514.9                                              514.9                                   514.9
  Other comprehensive
    income, net of
    tax:
    Minimum pension
      liability, net
      of $1.9 tax
      expense                    3.5
    Unrealized
      translation
      adjustments               (8.9)
    Realized
      translation
      adjustments               (5.2)
    Unrealized gains
      on securities,
      net of $12.6 tax
      benefit                   23.4                                                                        12.8           12.8
                      --------------
Comprehensive income          $527.7
                      --------------
Cash dividends:
Preferred @ $3.75 per
  share                                                                            (2.1)                                   (2.1)
Common @ $1.33 per
  share                                                                          (232.1)                                 (232.1)
Treasury shares
  purchased                                                                                (317.2)                       (317.2)
Stock issued:
  compensation plans                                                 (45.2)         1.8      84.8                          41.4
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1996                      55.8       178.9         591.9      4,082.6    (371.3)         (75.5)       4,462.4
Comprehensive income--
  1997:
  Net income--1997           $ 805.1                                              805.1                                   805.1
  Other comprehensive
    income, net of
    tax:
    Minimum pension
      liability, net
      of $2.3 tax
      benefit                   (4.2)
    Unrealized
      translation
      adjustments             (249.6)
    Unrealized gains
      on securities,
      net of $.7 tax
      expense                    1.3
    Gains on
      securities
      included in net
      income, net of
      $13.3 tax
      benefit                  (24.7)                                                                     (277.2)        (277.2)
                      --------------
Comprehensive income         $ 527.9
                      --------------
Cash dividends:
Preferred @ $3.75 per
  share                                                                            (2.1)                                   (2.1)
Common @ $.975 per
  share                                                                          (168.3)                                 (168.3)
Treasury shares
  purchased                                                                                (603.5)                       (603.5)
Stock issued:
  compensation plans                                                 (13.8)                 216.8                         203.0
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1997                    $ 55.8     $ 178.9       $ 578.1    $ 4,717.3  $ (758.0)      $ (352.7)*    $ 4,419.4
-----------------------------------------------------------------------------------------------------------------------------------

* Comprised of unrealized translation adjustments of $(342.7) and minimum pension liability of $(10.0)


SHARE ACTIVITY (number of shares)
                                                                                                      Common stock
                                               ---------------------------------------------------------------------------

                              Preferred stock                 Issued               Treasury        Net outstanding
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1994                557,649            178,714,978                 (2,502)           178,712,476
Treasury shares purchased                                                        (4,575,400)            (4,575,400)
Stock issued: compensation
  plans                                                      207,605              1,969,349              2,176,954
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1995                557,649            178,922,583             (2,608,553)           176,314,030
Treasury shares purchased                                                        (5,402,500)            (5,402,500)
Stock issued: compensation
  plans                                                                           1,598,109              1,598,109
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1996                557,649            178,922,583             (6,412,944)           172,509,639
Treasury shares purchased                                                        (8,077,267)            (8,077,267)
Stock issued: compensation
  plans                                                                           3,843,254              3,843,254
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1997                557,649            178,922,583            (10,646,957)           168,275,626
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except share amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Alcoa and companies more than 50% owned. Investments in other entities are accounted for principally on an equity basis.
  The consolidated financial statements are prepared in conformity with generally accepted accounting principles and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of some matters.
  Inventory Valuation. Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average-cost method.
  Depreciation and Depletion. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets. Profits or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred.
  Depletion is taken over the periods during which the estimated mineral reserves are extracted.
  Amortization of Intangibles. The excess of purchase price over net tangible assets of businesses acquired is included in other assets in the consolidated balance sheet. Intangibles are amortized on a straight-line basis over not more than 40 years. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value.
  Environmental Expenditures. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include elements of costs such as site investigations, consultant fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized when received. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share.
The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other factors that may be relevant, including changes in technology or regulations. See Note U for additional information.
  Interest Costs. Interest related to construction of qualifying assets is capitalized as part of construction costs.
  Financial Instruments and Commodity Contracts. Alcoa enters into long-term contracts to supply fabricated products to a number of its customers. To hedge the market risk of changing prices for purchases or sales of metal, Alcoa uses commodity futures and options contracts.
  Gains and losses related to transactions that qualify for hedge accounting, including closed futures contracts, are deferred and reflected in cost of goods sold when the underlying physical transaction takes place. The deferred gains or losses are reflected on the balance sheet in other current and noncurrent liabilities or assets. If future purchased metal needs are revised lower than initially anticipated, the futures contracts associated with the reduction no longer qualify for deferral and are marked-to-market. Gains and losses are recorded in other income in the current period.
  The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income. To date, high correlation has always been achieved.
  Alcoa also enters into futures and options contracts that cover long-term, fixed-price commitments to supply customers with metal from internal sources. These contracts are marked-to-market, and the gains and losses from changes in market value of the contracts are recorded in other income in the current period. This resulted in after-tax losses of $12.7 in 1997, $57.1 in 1996 and $37.9 in 1995.
  Alcoa also attempts to maintain a reasonable balance between fixed- and floating-rate debt, using interest rate swaps and caps, to keep financing costs as low as possible.
Amounts to be paid or received under swap and cap agreements are recognized over the life of such agreements as adjustments to interest expense.
  Upon early termination of an interest rate swap or cap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap or cap.
  Alcoa is subject to significant exposure from fluctuations in foreign currencies. To mitigate these risks, foreign exchange contracts are used to manage transactional exposures to changes in currency exchange rates. Gains and losses on forward contracts that hedge firm foreign currency commitments, and options that hedge anticipated transactions, are deferred and included in the basis of the transactions underlying the commitments. If the underlying transaction is not completed, the financial position is closed and gains or losses are recognized in other income in the period such commitment is terminated.
  Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.
  Stock-Based Compensation. Alcoa accounts for stock-based compensation in accordance with the provisions of APB
Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost is not required to be recognized on options granted. Disclosures required with respect to alternative fair value measurement and recognition methods prescribed by Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," are presented in Note O.
  Foreign Currency. The local currency is the functional currency for Alcoa's significant operations outside the U.S., except in Brazil, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa's Brazilian operations is made based on the appropriate economic and management indicators and is not dependent on Brazil's status as a hyperinflationary economy.
  Recently Adopted Accounting Standards. Alcoa has adopted
SFAS No. 128, "Earnings per Share," issued in February
1997. This statement requires the disclosure of basic and diluted earnings per share and revises the method required to calculate these amounts. The adoption of this standard did not impact previously reported earnings per-share amounts.
  In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. Alcoa has adopted this standard which requires the display of comprehensive income and its components in the financial statements. In Alcoa's case, comprehensive income includes net income and unrealized gains and losses from currency translation, equity investments and pension liability adjustments.
  Recently Issued Accounting Standards. A new accounting rule, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June
1997. The implementation of SFAS No. 131 will require the disclosure of segment information on the same basis that is used internally for evaluating segment performance and allocating resources to segments. The company is currently assessing the effect of this new standard; however, it will not have a financial impact on the company. Implementation of this new standard is required for calendar year 1998.
  In February 1998, SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits," was issued. The implementation of SFAS No. 132 will revise certain footnote disclosure requirements related to pension and other retiree benefits. The new standard will not have a financial impact on the company. Implementation is required for calendar year 1998.
  Reclassification. Certain amounts in previously issued financial statements were reclassified to conform to 1997 presentations.

B. SPECIAL ITEMS

Special items in 1997 resulted in a gain of $95.5 ($43.9 after tax and minority interests). The fourth quarter sales of a majority interest in Alcoa's Brazilian cable business and land in Japan generated gains of $85.8. In addition, the sale of equity securities resulted in a gain of $38.0, while the divestiture of noncore businesses provided $25.0. These gains were offset by charges of $53.3, related primarily to environmental and impairment matters.
  Special items in 1996 consisted of a charge totaling $198.9 ($122.3 after tax and minority interests). A net severance charge of $95.5, which included pension and OPEB curtailment credits of $75.0, relates to incentive costs for employees who voluntarily left the company and for permanent layoff costs. The shutdown of Alcoa Electronic Packaging resulted in an additional charge of $65.4, related primarily to asset writedowns. Impairments at various manufacturing locations added another charge of $38.0.
  Special items in 1995 totaled $16.2 ($10.1 after tax and minority interests). It included a charge of $43.5 for severance costs, partially offset by a net credit of $27.3, related to environmental matters.

C. INVENTORIES


December 31                           1997                1996
--------------------------------------------------------------------
Finished goods                     $ 314.9             $ 403.1
Work in process                      433.0               421.1
Bauxite and alumina                  263.9               283.1
Purchased raw materials              197.3               235.5
Operating supplies                   103.5               118.6
----------------------------------------------------------------------
                                 $ 1,312.6           $ 1,461.4
----------------------------------------------------------------------

Approximately 57% of total inventories at December 31, 1997 were valued on a LIFO basis. If valued on an average-cost basis, total inventories would have been $769.8 and $753.7 higher at the end of 1997 and 1996, respectively.

D. PROPERTIES, PLANTS AND EQUIPMENT, AT COST


December 31                           1997                1996
--------------------------------------------------------------------
Land and land rights,
 including mines                   $ 221.2             $ 237.0
Structures                         3,898.1             4,028.0
Machinery and equipment           10,482.8            10,742.5
----------------------------------------------------------------------
                                  14,602.1            15,007.5
Less: accumulated
 depreciation and depletion        8,587.5             8,652.4
----------------------------------------------------------------------
                                   6,014.6             6,355.1
Construction work in
 progress                            651.9               722.4
----------------------------------------------------------------------
                                 $ 6,666.5           $ 7,077.5
----------------------------------------------------------------------

E. OTHER ASSETS


December 31                           1997                1996
--------------------------------------------------------------------
Investments, principally
 equity investments                $ 464.7             $ 497.7
Intangibles, net of
 accumulated amortization of
 $257.5 in 1997 and $310.7
 in 1996                             607.4               571.1
Noncurrent receivables                83.9                75.5
Deferred income taxes                387.9               478.4
Deferred charges and other           443.3               468.5
----------------------------------------------------------------------
                                 $ 1,987.2           $ 2,091.2
----------------------------------------------------------------------

F. OTHER NONCURRENT LIABILITIES AND DEFERRED CREDITS


December 31                           1997                1996
--------------------------------------------------------------------
Deferred hedging gains             $ 101.6             $ 218.9
Deferred alumina sales
 revenue                             235.9                  --
On-site environmental
 remediation                         170.3               216.9
Deferred credits                     161.3               181.0
Other noncurrent liabilities         602.1               588.7
----------------------------------------------------------------------
                                 $ 1,271.2           $ 1,205.5
----------------------------------------------------------------------

The deferred hedging gains are associated with metal contracts and will be reflected in future earnings concurrent with the hedged revenues or costs.

G. LONG-TERM DEBT


December 31                           1997                1996
--------------------------------------------------------------------
U.S.
 5.75% Notes payable, due
 2001                              $ 248.8             $ 248.4
 Commercial paper, variable
  rate, (5.4% average rate)             --               173.6
 Bank loans, 7.5 billion
  yen, due 1999, (4.4% fixed
  rate)                               78.0                78.0
 Tax-exempt revenue bonds
  ranging from 3.5% to 6.6%,
  due 2000-2012                      130.5               131.1
 Alcoa Fujikura Ltd.--
  variable-rate term loan,
  due 1998-2002 (6.1%
  average rate)                      250.0               262.5
Alcoa Aluminio
 7.5% Fixed-rate note, due
 2008                                395.2               400.0
 Variable-rate notes, due
  1998-2001 (6.9% and 7.3%
  average rates)                      97.3               208.2
Alcoa of Australia
 Euro-commercial paper,
  variable rate, (5.7% and
  5.5% average rates)                225.3               131.0
Other subsidiaries                   179.3               235.5
----------------------------------------------------------------------
                                   1,604.4             1,868.3
Less: amount due within one
 year                                147.2               178.5
----------------------------------------------------------------------
                                 $ 1,457.2           $ 1,689.8
----------------------------------------------------------------------

The amount of long-term debt maturing in each of the next five years is $147.2 in 1998, $133.8 in 1999, $82.5 in
2000, $347.5 in 2001 and $347.4 in 2002.
  In 1997, Alcoa Fujikura issued a $250 term loan and entered into a five-year, $250 revolving-credit agreement. The proceeds of the term loan were used to repay existing debt. These agreements require Alcoa Fujikura to maintain certain financial ratios.
  In 1996, Alcoa Aluminio issued $400 of export notes. The agreement requires Aluminio to maintain certain financial ratios.
  Under Alcoa's $1.3 billion revolving-credit facility, which expires in July 2001, certain levels of consolidated net worth must be maintained while commercial paper balances are outstanding.
  The commercial paper issued by Alcoa and the Euro-commercial paper issued by Alcoa of Australia are classified as long-term debt since they are backed by the revolving-credit facility noted above.

H. MINORITY INTERESTS

The following table summarizes the minority shareholders' interests in the equity of consolidated subsidiaries.


December 31                           1997                1996
--------------------------------------------------------------------
Alcoa of Australia                 $ 390.7             $ 572.7
Alcoa Aluminio                       387.7               362.5
Alcoa Alumina and Chemicals          320.9               376.7
Alcoa Fujikura                       182.7               128.6
Other majority-owned
 companies                           157.7               170.0
----------------------------------------------------------------------
                                   $1,439.7            $1,610.5
----------------------------------------------------------------------

I. ACQUISITIONS

Alcoa made various acquisitions during 1996 totaling $302. They include the purchase of Alumix, Italy's state-owned integrated aluminum producer, and Alcan's extrusion operations in Brazil. In 1995, acquisitions totaled $426, which resulted in goodwill of approximately $250.
  All of the acquisitions were accounted for by the purchase method. Accordingly, the purchase prices were allocated to assets acquired and liabilities assumed based on their estimated fair values. Operating results have been included in the Statement of Consolidated Income since the dates of the acquisitions. If the acquisitions had been made at the beginning of the year, net income for the year would not have been materially different.

J. CASH FLOW INFORMATION

Cash payments for interest and income taxes follow.

                                   1997             1996            1995
------------------------------------------------------------------------------
Interest                        $ 145.9          $ 136.4         $ 123.4
Income taxes                      342.5            265.8           508.3
------------------------------------------------------------------------------

The details of cash payments related to acquisitions follow.

                                   1997             1996            1995
------------------------------------------------------------------------------
Fair value of assets                 --          $ 365.2         $ 509.5
Liabilities                          --             62.4            79.8
------------------------------------------------------------------------------
Cash paid                            --            302.8           429.7
Less: cash acquired                  --               .5             3.6
------------------------------------------------------------------------------
Net cash paid for
 acquisitions                        --          $ 302.3         $ 426.1
------------------------------------------------------------------------------

K. EARNINGS PER SHARE

Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding. See Note O for additional information.
  The details of basic and diluted earnings per common share follow.

                                   1997             1996            1995
------------------------------------------------------------------------------
Net income                      $ 805.1          $ 514.9         $ 790.5
Less: preferred stock
 dividends                          2.1              2.1             2.1
------------------------------------------------------------------------------
Income available to common
 stockholders                   $ 803.0          $ 512.8         $ 788.4
Weighted average shares
 outstanding                172,225,796      174,333,524     178,018,083
Basic EPS                        $ 4.66           $ 2.94          $ 4.43
Effect of dilutive
 securities:
 Shares issuable upon
  exercise of dilutive
  outstanding stock
  options                     1,633,925        1,846,215       1,642,922
------------------------------------------------------------------------------
 Fully diluted shares
  outstanding               173,859,721      176,179,739     179,661,005
Diluted EPS                      $ 4.62           $ 2.91          $ 4.39
------------------------------------------------------------------------------

L. LEASE EXPENSE

Certain equipment, warehousing and office space and oceangoing vessels are under operating lease agreements. Total expense for all leases was $110.9 in 1997, $95.4 in 1996 and $71.9 in 1995. Under long-term operating leases, minimum annual rentals are $62.1 in 1998, $46.1 in 1999, $31.4 in 2000,
$21.0 in 2001, $10.1 in 2002 and a total of $27.2 for
2003 and thereafter.

M. CONTINGENT LIABILITIES

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

N. INTEREST COST COMPONENTS

                                   1997             1996            1995
------------------------------------------------------------------------------
Amount charged to expense       $ 140.9          $ 133.7         $ 119.8
Amount capitalized                  9.0              5.3             1.9
------------------------------------------------------------------------------
                                $ 149.9          $ 139.0         $ 121.7
------------------------------------------------------------------------------

O. PREFERRED AND COMMON STOCK

Preferred Stock. Alcoa has two classes of preferred stock.
Serial preferred stock has 557,740 shares authorized, with a par value of $100 per share and an annual $3.75 cumulative dividend preference per share. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

Common Stock. There are 300 million shares authorized at a par value of $1 per share. As of December 31, 1997, shares of common stock reserved for issuance were:

                                  Number of shares
----------------------------------------------------

Long-term stock incentive
 plan                             19,447,255
Employees' savings plans           4,097,532
Incentive compensation plan          169,228
----------------------------------------------------

Stock options under the long-term stock incentive plan have been and may be granted, generally at not less than market prices on the dates of grant, except for the 50 cents per-share options issued as a payout of earned performance share awards. The stock option program includes a reload or stock continuation ownership feature. Stock options granted have a maximum term of 10 years. Vesting occurs one year from the date of grant and six months for options granted under the reload feature.
  Alcoa's net income and earnings per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates.

                                   1997             1996            1995
------------------------------------------------------------------------------
Net income:
 As reported                    $ 805.1          $ 514.9         $ 790.5
 Pro forma                        755.5            472.2           756.9
------------------------------------------------------------------------------
Basic earnings per share:
 As reported                       4.66             2.94            4.43
 Pro forma                         4.37             2.70            4.24
------------------------------------------------------------------------------
Diluted earnings per
 share:
 As reported                       4.62             2.91            4.39
 Pro forma                         4.33             2.67            4.20
------------------------------------------------------------------------------

The weighted average fair value of options granted was $11.79 per share in 1997, $8.03 per share in 1996 and $7.62 per share in 1995.
  The fair value of each option is estimated on the date of grant or subsequent reload using the Black-Scholes pricing model with the following assumptions:

                                   1997             1996           1995
------------------------------------------------------------------------------
Average risk-free interest
 rate                              6.1%             5.7%            6.7%
Expected dividend yield            1.3              2.2             1.8
Expected volatility               25.0             25.0            25.0
Expected life (years):
 Stock options that are
 not reloaded                      2.5              3.0             3.0
 Stock options that are
  reloaded                         1.0              1.0             1.0
------------------------------------------------------------------------------

The transactions for shares under options were:

                                        1997           1996           1995
------------------------------------------------------------------------------
Outstanding, beginning of year:
 Number                           10,033,942      8,549,643      7,900,090
 Weighted average exercise
  price                               $51.73         $43.84         $35.55
Granted:
 Number                            6,387,807      8,700,677      7,945,977
 Weighted average exercise
  price                               $72.14         $56.30         $47.86
Exercised:
 Number                           (5,712,176)    (7,161,003)    (7,212,081)
 Weighted average exercise
  price                               $52.79         $47.90         $44.39
Expired or forfeited:
 Number                             (160,848)       (55,375)       (84,343)
 Weighted average exercise
  price                               $63.39         $51.42         $41.62
------------------------------------------------------------------------------
Outstanding, end of year:
 Number                           10,548,725     10,033,942      8,549,643
 Weighted average exercise
  price                               $63.33         $51.73         $43.84
------------------------------------------------------------------------------
Exercisable, end of year:
 Number                            5,205,556      4,346,793      3,063,335
 Weighted average exercise
  price                               $53.45         $46.59         $34.14
------------------------------------------------------------------------------
Shares reserved for future
 options                           8,898,530      4,655,935      7,738,143
------------------------------------------------------------------------------

The following tables summarize certain stock option information at December 31, 1997:


Options outstanding:

Range of                               Weighted average     Weighted average
exercise price            Number         remaining life       exercise price
------------------------------------------------------------------------------
$ 0.50                   173,240      employment career               $ 0.50
 26.28-39.41             653,693                    3.6                34.22
 39.42-59.12           1,865,551                    6.1                50.31
 59.13-88.94           7,856,241                    7.0                70.23
------------------------------------------------------------------------------
                      10,548,725                    6.5                63.33
------------------------------------------------------------------------------


Options exercisable:
                                                       Weighted average
Range of                                                    exercisable
exercise price                                Number              price
------------------------------------------------------------------------------
$ 0.50                                       173,240             $ 0.50
 26.28-39.41                                 653,693              34.22
 39.42-59.12                               1,865,551              50.31
 59.13-70.31                               2,513,072              64.43
------------------------------------------------------------------------------
                                           5,205,556              53.45
------------------------------------------------------------------------------

P. SEGMENT AND GEOGRAPHIC AREA INFORMATION

Alcoa is the world's leading producer of aluminum and alumina and a major participant in all segments of the industry: mining, refining, smelting, fabricating, and recycling. Alcoa serves customers worldwide in the packaging, automotive, aerospace, construction and other markets with a great variety of fabricated and finished products.
Its operations consist of the three segments that follow.
  The Alumina and Chemicals segment includes the production and sale of bauxite, alumina, alumina chemicals and related transportation services.
  The Aluminum Processing segment comprises the production and sale of molten metal, ingot and aluminum products that are flat-rolled, engineered or finished. Also included are power, transportation and other services.
  The Nonaluminum Products segment includes the production and sale of electrical, plastic and composite materials products, manufacturing equipment, gold, magnesium products and steel and titanium forgings.
  Total exports from the U.S. in 1997 were $1,207, compared with $1,015 in 1996 and $1,206 in 1995.


SEGMENT INFORMATION                      1997          1996         1995
------------------------------------------------------------------------------
Sales to customers:
 Alumina and chemicals              $ 1,960.8     $ 1,939.6     $ 1,757.8
 Aluminum processing                  8,240.5       7,975.7       8,034.3
 Nonaluminum products                 3,117.9       3,145.7       2,707.6
Intersegment sales: (1)
 Alumina and chemicals                  634.0         617.1         540.1
 Aluminum processing                     14.4            .4           3.7
 Nonaluminum products                    90.1          81.8          97.6
Eliminations                           (738.5)       (699.3)       (641.4)
------------------------------------------------------------------------------
   Total sales and operating
    revenues                       $ 13,319.2    $ 13,061.0    $ 12,499.7
------------------------------------------------------------------------------
Operating profit before special
 items:
 Alumina and chemicals                $ 415.1       $ 459.3       $ 306.9
 Aluminum processing                    862.5         774.1       1,014.7
 Nonaluminum products                   197.2         116.6         112.9
------------------------------------------------------------------------------
   Total                            $ 1,474.8     $ 1,350.0     $ 1,434.5
------------------------------------------------------------------------------
Operating profit after special
 items:
 Alumina and chemicals                $ 416.4       $ 431.1       $ 309.9
 Aluminum processing                    952.5         711.8       1,001.4
 Nonaluminum products                   201.4           8.2         107.0
------------------------------------------------------------------------------
   Total operating profit             1,570.3       1,151.1       1,418.3
Other income                            162.5          67.4         155.2
Translation (gain) loss in
 operating profit                         9.8          (3.1)         16.5
Interest expense                       (140.9)       (133.7)       (119.8)
------------------------------------------------------------------------------
   Income before taxes on income    $ 1,601.7     $ 1,081.7     $ 1,470.2
------------------------------------------------------------------------------
Identifiable assets:
 Alumina and chemicals              $ 3,022.5     $ 3,316.3     $ 3,101.9
 Aluminum processing                  6,578.8       6,691.0       6,621.6
 Nonaluminum products                 2,098.2       2,328.3       2,335.0
------------------------------------------------------------------------------
   Total identifiable assets         11,699.5      12,335.6      12,058.5
Investments                             464.7         497.7         397.3
Corporate assets (2)                    906.4         616.6       1,187.6
------------------------------------------------------------------------------
   Total assets                    $ 13,070.6    $ 13,449.9    $ 13,643.4
------------------------------------------------------------------------------
Depreciation and depletion:
 Alumina and chemicals                $ 166.9       $ 165.2       $ 153.8
 Aluminum processing                    448.3         443.9         442.1
 Nonaluminum products                   138.4         155.1         134.4
------------------------------------------------------------------------------
   Total depreciation and
    depletion (3)                     $ 753.6       $ 764.2       $ 730.3
------------------------------------------------------------------------------
Capital expenditures:
 Alumina and chemicals                $ 216.6       $ 314.6       $ 246.8
 Aluminum processing                    516.1         472.9         399.2
 Nonaluminum products                   179.7         208.2         241.1
------------------------------------------------------------------------------
   Total capital expenditures         $ 912.4       $ 995.7       $ 887.1
------------------------------------------------------------------------------


GEOGRAPHIC AREA INFORMATION              1997          1996          1995
------------------------------------------------------------------------------
Sales to customers:
 USA                                $ 7,189.4     $ 7,245.9     $ 7,042.7
 Pacific                              2,221.7       2,247.8       1,985.7
 Europe                               2,089.8       1,841.3       1,691.2
 Other Americas                       1,818.3       1,726.0       1,780.1
Transfers between geographic
 areas: (1)
 USA                                    770.4         790.2         959.2
 Pacific                                 44.1          34.2          37.6
 Europe                                  39.4          18.3          23.3
 Other Americas                         465.6         361.5         511.4
Eliminations                         (1,319.5)     (1,204.2)     (1,531.5)
------------------------------------------------------------------------------
   Total sales and operating
    revenues                       $ 13,319.2    $ 13,061.0    $ 12,499.7
------------------------------------------------------------------------------
Operating profit before special
 items:
 USA                                  $ 669.1       $ 639.5       $ 593.6
 Pacific                                482.4         504.7         415.4
 Europe                                  99.5          54.5          92.4
 Other Americas                         223.8         151.3         333.1
------------------------------------------------------------------------------
   Total                            $ 1,474.8     $ 1,350.0     $ 1,434.5
------------------------------------------------------------------------------
Operating profit after special
 items:
 USA                                  $ 699.2       $ 479.3       $ 586.4
 Pacific                                520.2         491.0         415.4
 Europe                                  93.6          40.7          86.3
 Other Americas                         257.3         140.1         330.2
------------------------------------------------------------------------------
   Total operating profit           $ 1,570.3     $ 1,151.1     $ 1,418.3
------------------------------------------------------------------------------
Identifiable assets:
 USA                                $ 5,969.0     $ 6,401.7     $ 6,398.7
 Pacific                              2,245.7       2,671.0       2,603.1
 Europe                               1,404.9       1,204.2       1,053.4
 Other Americas                       2,079.9       2,058.7       2,003.3
------------------------------------------------------------------------------
   Total identifiable assets       $ 11,699.5    $ 12,335.6    $ 12,058.5
------------------------------------------------------------------------------
Capital expenditures:
 USA                                  $ 498.4       $ 534.4       $ 439.7
 Pacific                                130.7         162.9         168.3
 Europe                                 147.6         137.5          93.0
 Other Americas                         135.7         160.9         186.1
------------------------------------------------------------------------------
   Total capital expenditures         $ 912.4       $ 995.7       $ 887.1
------------------------------------------------------------------------------

(1) Transfers between segments and geographic areas are based on generally prevailing market prices.
(2) Corporate assets include: cash and marketable securities of $906.4 in 1997, $616.6 in 1996 and $1,062.4 in 1995; and a net receivable of $125.2 in 1995 related to the Alcoa/WMC transaction.
(3) Includes depreciation of $18.7 in 1997, $17.0 in 1996 and $17.4 in 1995 reported as research and development expenses in the income statement

Q. FINANCIAL INSTRUMENTS

The carrying values and fair values of Alcoa's financial instruments at December 31 follow.

                                    1997                       1996
                        ------------------------------------------------------
                         CARRYING          FAIR      Carrying         Fair
                            VALUE         VALUE         value        value
------------------------------------------------------------------------------
Cash and cash
 equivalents              $ 800.8       $ 800.8       $ 598.1      $ 598.1
Short-term investments      105.6         105.6          18.5         18.5
Noncurrent receivables       83.9          83.9          75.5         75.5
Investments available
 for sale                      --            --          68.0         68.0
Short-term debt             494.9         494.9         385.0        385.0
Long-term debt            1,457.2       1,456.3       1,689.8      1,678.0
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

Investments Available for Sale. The fair value of investments is determined based on readily available market values. Investments in marketable equity securities are classified as "available for sale" and are carried at fair value.
In 1997, Alcoa sold all of its marketable equity securities for $60, resulting in a gain of $24.7, net of $13.3 in taxes.

Long-Term Debt. The fair value is based on interest rates that are currently available to Alcoa for issuance of debt with similar terms and remaining maturities.

Alcoa holds or purchases derivative financial instruments for purposes other than trading. Details of the significant instruments follow.

Foreign Exchange Contracts. The company enters into foreign exchange contracts to hedge most of its firm and anticipated purchase and sale commitments denominated in foreign currencies for periods commensurate with its known or expected exposures. The contracts generally mature within 12 months and are principally unsecured foreign exchange contracts with carefully selected banks. The market risk exposure is essentially limited to risk related to currency rate movements. Unrealized gains (losses) on these contracts at December
31, 1997 and 1996 were $(84.9) and $34.8, respectively.
  The table below reflects the various types of foreign exchange contracts Alcoa uses to manage its foreign exchange risk.

                                    1997                       1996
                        ------------------------------------------------------
                         NOTIONAL        MARKET      Notional       Market
                           AMOUNT         VALUE        amount        value
------------------------------------------------------------------------------
Forwards                $ 2,235.8      $ (102.7)    $ 2,579.5       $ 32.8
Purchased options           232.5         (42.1)        649.9          5.6
Written options             202.1          40.3         390.8         (2.3)
------------------------------------------------------------------------------

The notional values summarized earlier provide an indication of the extent of the company's involvement in such instruments but do not represent its exposure to market risk. Alcoa utilizes written options mainly to offset or close out purchased options.
  The table below summarizes by major currency the contractual amounts of Alcoa's forward exchange and option contracts translated to U.S. dollars at December 31 rates. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

                                    1997                       1996
                        ------------------------------------------------------
                              BUY          SELL           Buy         Sell
------------------------------------------------------------------------------
Australian dollar       $ 1,492.0       $ 291.3     $ 1,858.7      $ 808.6
Dutch guilder               111.9          18.1         198.8         18.7
Japanese yen                 68.2          12.1          93.7         25.2
Deutsche mark                36.5         151.2          63.5        226.0
Pound sterling               62.3         115.3          21.5         74.3
Other                        45.2          64.6          45.3        248.9
------------------------------------------------------------------------------
                        $ 1,816.1       $ 652.6     $ 2,281.5    $ 1,401.7
------------------------------------------------------------------------------

Interest Rate Swaps. Alcoa manages its debt portfolio by using interest rate swaps and options to achieve an overall desired position of fixed and floating rates.
As of December 31, 1997, Alcoa had outstanding four interest rate swap contracts maturing in 2001 to convert a fixed-rate obligation to floating rates on a notional amount of $175. In addition, Alcoa Fujikura had five outstanding interest rate swap contracts to convert a floating-rate obligation to a fixed rate on a notional amount of $238 at year-end 1997.
  Alcoa utilizes cross-currency interest rate swaps to take advantage of international debt markets while limiting foreign exchange risk. At year-end 1997, Alcoa had in place foreign currency forward contracts to effectively convert the principal payment due in 1999 on its Y=7.5 billion loan to a U.S. dollar obligation on a notional amount of $78. Alcoa also had in place cross-currency interest rate swaps that effectively convert U.S. dollar-denominated debt into liabilities in yen based on Japanese interest rates.
  Based on current interest rates for similar transactions, the fair value of all interest rate swap agreements is not material.
  Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material. The effect of interest rate swaps on Alcoa's composite interest rate on long-term debt was not material at the end of 1997 or 1996.
  Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, but does not anticipate nonperformance by any of the counterparties.
  For further information on Alcoa's hedging and derivatives activities, see Note A.

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

                                   1997             1996            1995
------------------------------------------------------------------------------
Benefits earned                  $ 95.4          $ 101.7          $ 78.9
Interest accrued on
 projected benefit
 obligation                       304.6            291.0           285.9
Net amortization                   38.8             37.8            28.5
------------------------------------------------------------------------------
                                  438.8            430.5           393.3
Less: expected return on
 plan assets*                     346.2            324.1           305.0
------------------------------------------------------------------------------
                                 $ 92.6          $ 106.4          $ 88.3
------------------------------------------------------------------------------

* The actual returns were higher than the expected returns by $681.9 in 1997, $155.5 in 1996 and $254.1 in 1995, and were deferred as actuarial gains.

The status of the pension plans follows.

                                  Assets exceed                Accumulated
                                    accumulated         benefit obligation
                             benefit obligation             exceeds assets
                        ------------------------------------------------------
December 31                  1997          1996          1997         1996
------------------------------------------------------------------------------
Plan assets, primarily
 stocks and bonds at
 market                 $ 5,074.5     $ 4,327.6        $ 26.3        $ 7.6
------------------------------------------------------------------------------
Present value of
 obligation:
 Vested                   3,963.4       3,779.2         169.2        134.5
 Nonvested                  268.1         292.9           9.8          7.5
------------------------------------------------------------------------------
Accumulated benefit
 obligation               4,231.5       4,072.1         179.0        142.0
Effect of assumed
 salary increases           257.4         283.5          32.4         37.3
------------------------------------------------------------------------------
Projected benefit
 obligation             $ 4,488.9     $ 4,355.6       $ 211.4      $ 179.3
------------------------------------------------------------------------------
Plan assets greater
 (less) than projected
 benefit obligation       $ 585.6       $ (28.0)     $ (185.1)    $ (171.7)
Unrecognized:
 Transition (assets)
 obligations                 (2.4)          (.8)          6.9          9.2
 Prior service costs        114.6         145.0          11.7         16.2
 Actuarial (gains)
  losses, net              (822.6)       (272.0)         36.7         32.9
 Minimum liability
  adjustment                   --            --         (29.7)       (24.9)
------------------------------------------------------------------------------
Accrued pension cost     $ (124.8)     $ (155.8)     $ (159.5)    $ (138.3)
------------------------------------------------------------------------------

Assumptions used to determine plan liabilities and expenses follow.


December 31                1997             1996            1995
------------------------------------------------------------------------------
Settlement discount rate  6.75%             7.0%            7.0%
Long-term rate for
 compensation increases   5.0               5.0             5.0
Long-term rate of return
 on plan assets           9.0               9.0             9.0
------------------------------------------------------------------------------

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $47.2 in 1997, $44.4 in 1996 and $36.1 in 1995.

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

                                         1997          1996          1995
------------------------------------------------------------------------------
Service cost of benefits earned        $ 17.8        $ 19.3        $ 16.3
Interest cost on liability              104.7         104.4         114.6
Net amortization                        (37.6)        (44.1)        (49.5)
Expected return on plan assets           (6.8)         (5.8)         (4.8)
------------------------------------------------------------------------------
Postretirement benefit costs           $ 78.1        $ 73.8        $ 76.6
------------------------------------------------------------------------------

The status of the postretirement benefit plans was:


December 31                                     1997               1996
------------------------------------------------------------------------------
Retirees                                   $ 1,135.7          $ 1,022.6
Fully eligible active plan
 participants                                  200.9              172.6
Other active participants                      338.5              364.6
------------------------------------------------------------------------------
Accumulated postretirement benefit
 obligation (APBO)                           1,675.1            1,559.8
Plan assets, primarily stocks and
 bonds at market                                88.3               75.1
------------------------------------------------------------------------------
APBO in excess of plan assets                1,586.8            1,484.7
Unrecognized net:
 Reduction in prior service costs              185.5              227.4
 Actuarial gains                                82.3              174.1
------------------------------------------------------------------------------
Accrued postretirement benefit
 liability                                 $ 1,854.6          $ 1,886.2
------------------------------------------------------------------------------

For measuring the liability and expense, a 7.5% annual rate of increase in the per capita claims cost was assumed for 1998, declining gradually to 5.0% by the year 2004 and thereafter. Other assumptions used to measure the liability and expense follow.


December 31                        1997         1996          1995
------------------------------------------------------------------------------
Settlement discount rate          6.75%         7.0%          7.0%
Long-term rate for compensation
 increases                        5.0           5.0           5.0
Long-term rate of return on plan
 assets                           9.0           9.0           9.0
------------------------------------------------------------------------------

For 1997, a 1% increase in the trend rate for health care costs would have increased both the APBO and service and interest costs by 8%.

T. INCOME TAXES

The components of income before taxes on income were:

                                   1997             1996            1995
------------------------------------------------------------------------------
U.S.                            $ 707.5          $ 419.0         $ 556.5
Foreign                           894.2            662.7           913.7
------------------------------------------------------------------------------
                              $ 1,601.7        $ 1,081.7       $ 1,470.2
------------------------------------------------------------------------------

The provision for taxes on income consisted of:

                                   1997             1996            1995
------------------------------------------------------------------------------
Current:
 U.S. federal*                  $ 172.1            $ 3.5         $ 246.4
 Foreign                          273.8            217.0           204.0
 State and local                    (.4)            19.9            31.7
------------------------------------------------------------------------------
                                  445.5            240.4           482.1
------------------------------------------------------------------------------
Deferred:
 U.S. federal*                     81.7            143.1           (55.3)
 Foreign                           (3.5)           (34.8)           34.8
 State and local                    5.0             12.0           (15.7)
------------------------------------------------------------------------------
                                   83.2            120.3           (36.2)
------------------------------------------------------------------------------
Total                           $ 528.7          $ 360.7         $ 445.9
------------------------------------------------------------------------------

* Includes U.S. taxes related to foreign income

Deferred taxes in 1995 included charges of $66.5 for utilization of a U.S. tax loss carryforward and for statutory rate changes of $21.9 in Australia and $14.4 in Brazil.
  Reconciliation of the U.S. federal statutory rate to Alcoa's effective tax rate follows.

                                   1997             1996            1995
----------------------------------------------------------------------------
U.S. federal statutory rate        35.0%            35.0%           35.0%
Taxes on foreign income             (.2)            (3.0)           (5.5)
State taxes net of federal
 benefit                            (.2)             1.7              .6
Tax rate changes                     --               --             2.5
Adjustments to prior
 years' accruals                     .1               .3            (1.3)
Other                              (1.7)             (.7)           (1.0)
------------------------------------------------------------------------------
Effective tax rate                 33.0%            33.3%           30.3%
------------------------------------------------------------------------------

The components of net deferred tax assets and liabilities follow.

                                    1997                       1996
                        ------------------------------------------------------
                         DEFERRED      DEFERRED      Deferred     Deferred
                              TAX           TAX           tax          tax
December 31                ASSETS   LIABILITIES        assets  liabilities
------------------------------------------------------------------------------
Depreciation                   --       $ 840.4            --      $ 921.5
Employee benefits         $ 789.5            --       $ 780.9           --
Loss provisions             186.3            --         197.1           --
Deferred income             128.9         113.0         176.1        120.6
Tax loss carryforwards      156.0            --         155.1           --
Tax credit
 carryforwards                 --            --          48.2           --
Other                        72.6          51.1          66.7         39.4
------------------------------------------------------------------------------
                          1,333.3       1,004.5       1,424.1      1,081.5
Valuation allowance        (103.5)           --        (110.0)          --
------------------------------------------------------------------------------
                        $ 1,229.8     $ 1,004.5     $ 1,314.1    $ 1,081.5
------------------------------------------------------------------------------

Of the total tax loss carryforwards, $42.6 expires over the next 10 years and $113.4 is unlimited. A substantial portion of the valuation allowance is for these carryforwards because the ability to utilize a portion of them is uncertain.
  The cumulative amount of Alcoa's share of undistributed earnings for which no deferred taxes have been provided was $1,389.1 at December 31, 1997. Management has no plans to distribute such earnings in the foreseeable future.
It is not practical to determine the deferred tax liability on these earnings.

U. ENVIRONMENTAL MATTERS

Alcoa continues to participate in environmental assessments and cleanups at a number of locations, including at operating facilities and adjoining properties, at previously owned or operated facilities and at Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated.
See Note A for additional information.
  As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes.
  For example, there are certain matters, including several related to alleged natural resource damage or alleged off-site contaminated sediments, where investigations are ongoing. It is not possible to determine the outcomes or to estimate with any degree of certainty the ranges of potential costs for these matters.
  Alcoa's remediation reserve balance at the end of 1997 and 1996 was $243 and $271, respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated.
About 24% of the 1997 balance relates to Alcoa's Massena, New York plant site and 23% of the 1997 balance relates to Alcoa's Pt. Comfort, Texas plant site. Remediation expenses charged to the reserve were $64 in 1997, $72 in 1996 and $62 in 1995. They include expenditures currently mandated as well as those not required by any regulatory authority or third party.
  Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

V. SUBSEQUENT EVENTS

In January 1998, Alcoa issued $300 of 6.75% bonds due
2028. The net proceeds were used for general corporate purposes.
  On February 6, 1998, Alcoa completed its acquisition of
Inespal, S.A. of Madrid, Spain. Alcoa paid $210 in cash and assumed $200 of debt in exchange for substantially all of Inespal's businesses. Inespal is an integrated aluminum producer with 1997 revenues of $1,100. The acquisition included an alumina refinery, three aluminum smelters, three aluminum rolling facilities, two extrusion plants, an administrative center and related sales offices in Europe.

W. MAJORITY-OWNED SUBSIDIARIES

The condensed financial statements of Alcoa's principal majority-owned subsidiaries follow.

Alcoa Aluminio S.A.--a 59%-owned subsidiary of Alcoa Brazil
Holdings Company:


December 31                                     1997               1996
------------------------------------------------------------------------------
Cash and short-term investments              $ 305.8            $ 269.1
Other current assets                           389.8              441.2
Properties, plants and equipment, net          825.4              897.5
Other assets                                   233.1              235.0
------------------------------------------------------------------------------
 Total assets                                1,754.1            1,842.8
------------------------------------------------------------------------------
Current liabilities                            316.8              404.0
Long-term debt                                 403.2              492.5
Other liabilities                               88.5               62.1
------------------------------------------------------------------------------
 Total liabilities                             808.5              958.6
------------------------------------------------------------------------------
 Net assets                                  $ 945.6            $ 884.2
------------------------------------------------------------------------------

                                   1997             1996             1995
------------------------------------------------------------------------------
Revenues*                     $ 1,213.4        $ 1,188.1        $ 1,200.1
Costs and expenses             (1,108.3)        (1,183.5)        (1,050.2)
Translation and exchange
 adjustments                        1.6              (.3)             4.3
Income tax (expense)
 benefit                            7.6             22.0             (2.3)
------------------------------------------------------------------------------
 Net income                     $ 114.3           $ 26.3          $ 151.9
------------------------------------------------------------------------------

* Revenues from Alcoa were $21.3 in 1997, $12.3 in 1996 and $188.4 in 1995.
The terms of the transactions were established by negotiation between the parties.

Alcoa of Australia Limited--a 60%-owned subsidiary of
Alcoa International Holdings Company:


December 31                                     1997               1996
------------------------------------------------------------------------------
Cash and short-term investments                $ 9.5             $ 13.9
Other current assets                           386.1              522.4
Properties, plants and equipment, net        1,385.9            1,695.4
Other assets                                    86.2              108.6
------------------------------------------------------------------------------
 Total assets                                1,867.7            2,340.3
------------------------------------------------------------------------------
Current liabilities                            304.1              341.9
Long-term debt                                 225.3              131.0
Other liabilities                              361.6              435.7
------------------------------------------------------------------------------
 Total liabilities                             891.0              908.6
------------------------------------------------------------------------------
   Net assets                                $ 976.7          $ 1,431.7
------------------------------------------------------------------------------

                                   1997             1996             1995
------------------------------------------------------------------------------
Revenues*                     $ 1,949.3        $ 1,971.5        $ 1,785.0
Costs and expenses             (1,486.7)        (1,510.3)        (1,372.3)
Income tax expense               (167.9)          (157.7)          (164.1)
------------------------------------------------------------------------------
 Net income                     $ 294.7          $ 303.5          $ 248.6
------------------------------------------------------------------------------

* Revenues from Alcoa were $64.1 in 1997, $54.3 in 1996 and $55.4 in 1995. The terms of the transactions were established by negotiation between the parties.

SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY DATA (UNAUDITED)
(dollars in millions, except per-share amounts)


1997                                 FIRST              SECOND               THIRD              FOURTH                YEAR
----------------------------------------------------------------------------------------------------------------------------------
Sales and operating revenues     $ 3,231.1           $ 3,432.0           $ 3,357.5           $ 3,298.6          $ 13,319.2
Income from operations               220.8               276.0               286.4               289.8             1,073.0
Net income*                          159.1               207.6               228.1               210.3               805.1
Earnings per share:
 Basic                                 .92                1.19                1.32                1.23                4.66
 Diluted                               .91                1.18                1.29                1.21                4.62
----------------------------------------------------------------------------------------------------------------------------------

* After special charges (gains) of $1.1, or one cent per basic share, in the first quarter; $(12.3), or seven cents per basic share, in the third quarter; and $(32.7), or 19 cents per basic share, in the fourth quarter


1996                                 First              Second               Third              Fourth                Year
----------------------------------------------------------------------------------------------------------------------------------
Sales and operating revenues     $ 3,149.6           $ 3,413.1           $ 3,240.6           $ 3,257.7          $ 13,061.0
Income from operations               246.2               187.7               104.7               182.4               721.0
Net income*                          178.2               132.2                68.4               136.1               514.9
Earnings per share:
 Basic                                1.01                 .76                 .39                 .78                2.94
 Diluted                              1.00                 .75                 .39                 .77                2.91
 ----------------------------------------------------------------------------------------------------------------------------------

* After special charges of $40.0, or 23 cents per basic share, in the second quarter; $65.5, or 38 cents per basic share, in the third quarter; and $16.8, or 10 cents per basic share, in the fourth quarter

NUMBER OF EMPLOYEES (UNAUDITED) (at year-end)

                                         1997          1996          1995
------------------------------------------------------------------------------
Other Americas                         36,200        29,800        24,300
U.S.                                   27,200        28,900        31,600
Europe                                 11,900        12,500        10,100
Pacific                                 6,300         5,600         6,000
------------------------------------------------------------------------------
                                       81,600        76,800        72,000
------------------------------------------------------------------------------

                        GRAPHICS APPENDIX LIST


Revenues by Segment - page 28
billions of dollars

                              1993      1994      1995      1996      1997
                              ----      ----      ----      ----      ----

Alumina and Chemicals          1.4       1.5       1.8       1.9       2.0
Nonaluminum Products           1.7       1.9       2.7       3.2       3.1
Aluminum Processing            6.0       6.5       8.0       8.0       8.2
                               ---       ---      ----      ----      ----
                               9.1       9.9      12.5      13.1      13.3

Higher volumes for aluminum and alumina more than offset lower overall prices for these products. Nonaluminum product revenues fell as improved revenues from automotive electrical components and plastic closures were offset by the loss of revenues from divested operations.



Alumina Production - page 28
thousands of metric tons

                        1993      1994      1995      1996       1997
                        ----      ----      ----      ----       ----

                       10,129     10,195    10,578    10,644     11,048

Alumina production rose 4% from 1996 as a capacity expansion project in the U.S. was completed and Australia returned to full production. In addition, Alcoa's 1998 alumina production is sold out.



Aluminum Product Shipments - page 30
thousands of metric tons

                             1993      1994      1995      1996      1997
                             ----      ----      ----      ----      ----

Ingot                           841       655       673       901       920
Fabricated Products           1,739     1,896     1,909     1,940     2,036
                              -----     -----     -----     -----     -----
Total                         2,580     2,551     2,582     2,841     2,956
                              =====     =====     =====     =====     =====

Shipments of fabricated products in 1997 reached a record
2,036 metric tons, reflecting greater volumes to the transportation market.



Alcoa's Realized Ingot Price - page 30
cents per pound

                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----

                          $.56      $.64      $.81      $.73      $.75

Alcoa's realized ingot price for 1997 rose 3% from 1996 as worldwide inventories declined slightly.



Number of Employees - page 32
in thousands at year-end
                             1993      1994      1995      1996      1997
                             ----      ----      ----      ----      ----

Nonaluminum                   14.1     17.3       26.7      33.8     39.7

Alumina and Aluminum          49.3     42.9       45.3      43.0     41.9
                              ----     ----       ----      ----     ----

Total                         63.4     60.2       72.0      76.8     81.6
                              =====    ====       ====      ====     ====

Growth in the automotive electrical components business resulted in the hiring of nearly 7,000 additional employees in 1997.




U.S. Exports - page 32        1993      1994      1995      1996      1997
(millions of dollars)         ----      ----      ----      ----      ----
                               896       988      1,206     1,015      1,207

Higher shipments of automotive electrical components and rigid container sheet lead the rebound in export sales.




Cash From Operations - page 34
millions of dollars

                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----

                            535      1,394     1,713     1,279    1,888

The 48% increase in cash from operations in 1997 was due to higher earnings, a $240 cash receipt from a long-term alumina supply contract and better management of working capital.



Debt as a Percent of Invested Capital - page 34

                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----

                           22.0      15.3      16.7      21.8     19.9

The decline in debt as a percent of invested capital was primarily due to the 14% reduction in long-term debt in 1997 relative to 1996.



Free Cash Flow to Debt Coverage - page 35 times covered

                          1993      1994      1995      1996      1997
                          ----      ----      ----      ----      ----

                           .62       1.09      1.12      .79      1.13

The free cash flow to debt ratio improved significantly in 1997 due to better results and lower levels of long-term debt.





Capital Expenditures and Depreciation - page 35 millions of dollars

                              1993      1994      1995      1996      1997
                              ----      ----      ----      ----      ----

Capital Expenditures           757       612       887       996       912

Depreciation                   693       671       713       747       735

Capital expenditures for 1997 included a new automotive sheet facility, expansions to forged wheel facilities in Cleveland and Hungary and the construction of the new Alcoa Corporate
Center.





Employees by Geographic Area - page 49
1997:  81,600*
Other Americas          44
U.S.                    33
Europe                  15
Pacific                  8

*At year-end





Market Value of Common Stock* - page 61
billions of dollars

                              1993      1994      1995      1996      1997
                              ----      ----      ----      ----      ----

                              6.1       7.7       9.3       11.0      11.8

*Based on closing price and shares outstanding at year-end.




Dividends Paid per Common Share* - page 61

                              1993      1994      1995      1996      1997
                              ----      ----      ----      ----      ----

Base                          .80       .80       .90        .90       .975
Bonus                          -         -         -         .43         -
                              ---       ---       ---       ----       ----
                              .80       .80       .90       1.33       .975

*Adjusted to reflect 2-for-1 stock split in February 1995.


Stock Listing - page 61

Common:  New York Stock Exchange, The Electronical Stock
Exchange in Switzerland and exchanges in Brussels, Frankfurt and London

Preferred:  American Stock Exchange Ticker Symbol:  AA


Quarterly Common Stock Information - page 61

                        1997                           1996
             ----------------------------    ----------------------------
Quarter      High       Low      Dividend    High      Low       Dividend

First        $76-1/4    $64-1/4  $.225       $64-3/8   $48-1/8   $.3325
Second        79-1/4     65-1/4   .250        66-1/4    57        .3325
Third         89-5/8     75-1/8   .250        64-1/8    55-1/8    .3325
Fourth        83-15/16   66       .250        64-3/4    55-3/4    .3325
---------------------------------------------------------------------------
Year         $89-5/8    $64-1/4  $.975      $66-1/4    $49-1/8   $1.33
===========================================================================




Common Share Data - page 61

            Estimated number           Average shares
            of Shareholders*           Outstanding (000)
--------------------------------------------------------------
1997        95,800                     172,226
1996        88,300                     174,334
1995        83,600                     178,018
1994        55,200                     177,882
1993        55,300                     175,346
--------------------------------------------------------------
*These estimates include Shareholders who own stock registered in their own names and those who own stock through banks and brokers.
