Form 10-K, Exhibit 13
period 1998-12-31
ALCOA INC
filed 1999-03-12
CIK 4281

EXHIBIT 13

SELECTED FINANCIAL DATA
(dollars in millions, except per-share amounts and ingot prices)


					   1998                1997                1996                1995              1994
--------------------------------------------------------------------------------------------------------------------------------
Sales                                $ 15,339.8          $ 13,319.2          $ 13,061.0          $ 12,499.7         $ 9,904.3
Income before extraordinary loss*         853.0               805.1               514.9               790.5             443.1
Extraordinary loss^                          --                  --                  --                  --             (67.9)
Net income*                               853.0               805.1               514.9               790.5             375.2
  Basic earnings per common share
    ^^
    Before extraordinary loss^             2.44                2.33                1.47                2.22              1.24
    Net income                             2.44                2.33                1.47                2.22              1.05
  Diluted earnings per common
    share^^
    Before extraordinary loss^             2.42                2.31                1.46                2.20              1.23
    Net income                             2.42                2.31                1.46                2.20              1.04
--------------------------------------------------------------------------------------------------------------------------------
Alcoa's average realized price
  per pound for aluminum ingot              .67                 .75                 .73                 .81               .64
Average U.S. market price per
  pound for aluminum ingot
  (Metals Week)                             .66                 .77                 .71                 .86               .71
--------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per common
  share^^                                   .75                .488                .665                 .45               .40
Total assets                           17,462.5            13,070.6            13,449.9            13,643.4          12,353.2
Long-term debt (noncurrent)             2,877.0             1,457.2             1,689.8             1,215.5           1,029.8
--------------------------------------------------------------------------------------------------------------------------------

*Includes net after-tax gains of $43.9 in 1997, and net after-tax charges of $122.3 in 1996, $10.1 in 1995 and $50.0 in 1994. See Note D to the financial statements for additional detail. Also included in 1994 is a gain of $300.2 related to the Alcoa/WMC transaction.
^The extraordinary loss relates to the early retirement of debentures.
^^All per-share amounts have been restated to reflect the two-for-one stock split declared on January 8, 1999.


RESULTS OF OPERATIONS

(dollars in millions, except share amounts and ingot prices;
shipments in thousands of metric tons (mt); all per-share amounts have been restated to reflect the two-for-one stock split declared on January 8, 1999)

EARNINGS SUMMARY

Alcoa's 1998 financial highlights include:
>  Net income of $853, 6% above 1997;
>  Aluminum shipments of 3,951 mt, up 34% from 1997;
> Revenues of $15,340, driven by the record volumes noted above; and
>  Return on average shareholders' equity of 16.3%.
   Improved financial results for 1998 relative to 1997 were the result of higher volumes, aided in part by the Alumax and Inespal acquisitions, and continued operating improvements. Partially offsetting these positive factors were lower overall aluminum and alumina prices and the impact of higher debt levels.
  Alcoa's improved financial results for 1997 also were strong, as summarized below:
> Net income of $805 ($761 before special items) was 56% above 1996;
> Aluminum shipments of 2,956 mt were the second highest in company history and 4% above 1996;
>  Revenues of $13,319 increased 2% from 1996; and
> Return on average shareholders' equity rose 56% to 18.1%.
   Alcoa's improved 1997 financial performance came in spite of the fact that fabricated aluminum and alumina prices were lower than 1996 and well below historic highs. Revenues increased 2% above 1996 levels, as higher volumes more than offset the loss of revenues related to the sale of noncore businesses.

SEGMENT INFORMATION

In 1998, Alcoa adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Alcoa's operations consist of four worldwide segments: Alumina and chemicals, Primary metals, Flat-rolled products and Engineered products. Alcoa's management reporting system measures the after-tax operating income (ATOI) of each segment. Nonoperating items, such as interest income, interest expense, foreign exchange gains/losses and minority interest, are excluded from segment profit. In addition, certain expenses, such as corporate general administrative expenses, depreciation and amortization on corporate assets and certain special items, are not included in segment results. Segment assets exclude cash, cash equivalents, short-term investments and all deferred taxes. Segment assets also exclude corporate items such as fixed assets, LIFO reserve, goodwill allocated to corporate and other amounts.
  Segment ATOI totaled $1,303 in 1998 compared with $1,265 in 1997 and $858 in 1996. See Note O to the financial statements for additional information. The following discussion provides shipment, revenue and ATOI data for each segment for the years 1996 through 1998.

I. ALUMINA AND CHEMICALS


				      1998            1997           1996
------------------------------------------------------------------------------
Third-party alumina shipments
 (mt)                                7,130           7,223          6,406
Third-party sales                   $1,847          $1,978         $1,963
Intersegment sales                     832             634            617
After-tax operating income             318             302            340
------------------------------------------------------------------------------

This segment's activities include the mining of bauxite, which is then refined into alumina. The alumina is then sold to internal and external customers worldwide or is processed into industrial chemical products. Approximately two-thirds of the third-party sales from this segment are derived from alumina. In 1998, third-party sales of alumina fell 14% from 1997, as realized prices fell 13% and shipments fell 1%. Lower third-party shipments, as well as higher intersegment sales in 1998, were a direct result of the Alumax acquisition. Previously, sales of alumina to Alumax were classified as third-party revenues; these sales are now recorded as intersegment. Including intersegment sales, shipments were up in 1998. Third-party revenues from alumina in 1997 were 5% higher than 1996, as a 13% increase in shipments was partially offset by lower realized prices.
  Third-party sales of alumina-based chemical products were unchanged compared with 1997, as higher shipments, aided by acquisitions, were offset by lower prices. In 1997, third-party sales from these products fell 3% from 1996, as lower volumes offset higher realized prices.
  Despite lower prices, segment ATOI in 1998 rose 5% over 1997. Lower operating costs and the impact of the Inespal acquisition were partly offset by lower realized prices.
In 1997, ATOI was $302, down 11% from 1996. The decrease was the result of lower earnings from alumina operations, which were negatively impacted by lower realized prices.
The effect of lower alumina prices was partially offset by lower labor costs, improved productivity and improved results from Alcoa's chemicals operations.
  In 1997, Alcoa World Alumina and Chemicals (AWAC) received an advance payment of $240 related to a long-term alumina supply contract with Sino Mining Alumina Ltd (SMAL). The contract entitles SMAL to purchase 400,000 mt of alumina per year for thirty years. SMAL has the option to increase its alumina purchases as its needs grow. Per-ton payments also are made under the terms of the agreement.
  In 1997, AWAC announced a 440,000 mt expansion of its Wagerup alumina refinery in Western Australia. Construction is expected to be complete in the 1999 second quarter.

II. PRIMARY METALS


				      1998            1997           1996
------------------------------------------------------------------------------
Third-party aluminum shipments
 (mt)                                1,392             940            976
Third-party sales                   $2,105          $1,600         $1,580
Intersegment sales                   2,283           1,966          1,900
After-tax operating income             331             417            313
------------------------------------------------------------------------------

This group's focus is Alcoa's worldwide smelter system.
Primary metals receives alumina from the alumina and chemicals segment and produces aluminum ingot to be used by a variety of Alcoa's other segments, as well as sold to outside customers. In addition to ingot, powder and scrap are also sold by this segment. Aluminum ingot produced by Alcoa and used internally is transferred to other segments at prevailing market prices. Third-party sales of ingot, which make up the majority of this segment's revenues, rose 32% from 1997. The increase was the result of additional revenues from the smelting operations of acquired companies, which were partially offset by an 11% decline in realized prices.
In 1997, third-party ingot sales increased 5% from 1996, as prices climbed 3% and shipments rose 2%.
  Alcoa's average realized price for ingot in 1998 was 67
cents per pound, compared with 75 cents in 1997 and 73 cents in 1996. This compares with average prices on the London Metal Exchange (LME) of 63 cents per pound in 1998,
74 cents in 1997 and 70 cents in 1996.
  Alcoa operated its worldwide smelting system at 88% of rated capacity in 1998 and, since 1994, has had 450,000 mt of smelting capacity idle.
  Intersegment sales increased in 1998, relative to 1997, due to acquisitions. Alumax and Inespal sourced the majority of their metal needs internally, driving the increase in intersegment sales.
  Primary metals ATOI fell 21% in 1998 from 1997, as lower metal prices more than offset the effect of acquired companies. Lower operating costs in 1998 helped ease the decline, muting the impact of lower prices. ATOI in 1997 rose 33% over 1996, as higher ingot prices and shipments, along with lower costs, resulted in improved performance.

III. FLAT-ROLLED PRODUCTS


				      1998            1997           1996
------------------------------------------------------------------------------
Third-party aluminum shipments
 (mt)                                1,764           1,469          1,359
Third-party sales                   $4,900          $4,188         $4,082
Intersegment sales                      59              53             21
After-tax operating income             306             268            160
------------------------------------------------------------------------------

This segment's principal business is the production and sale of aluminum sheet, plate and foil. This segment includes rigid container sheet (RCS), which is used to produce aluminum beverage cans, and mill products used in the transportation and distributor markets. Slightly less than half of the third-party shipments and sales in this segment are derived from the sale of RCS, while an additional one-third is obtained from mill products. Other flat-rolled products, such as foil, comprise the remainder of this segment. Third-party sales from this segment in 1998 increased 17% over 1997, as the impact from acquisitions was partially offset by a 2% decline in prices. In 1997, third-party sales rose 3% from 1996, as an 8% increase in shipments more than offset lower prices.
  Third-party sales from RCS were essentially unchanged in 1998 from 1997, as were shipments and prices. For the industry as a whole, 1998 shipments of beverage cans by can manufacturers rose 2.2% from 1997. RCS sales in 1997 were down 4% from the previous year, primarily due to the 1996 sale of Alcoa of Australia's (AofA) rolled products division, which resulted in a 29,500 mt loss of shipments for 1997 relative to 1996. Prices were down slightly from 1996, due to lower underlying metal prices.
  Third-party sales from mill products were up 21% over 1997. Shipments, aided by acquisitions, increased 23%, while prices fell 2%. Overall mill products prices were lower, as lower volumes of higher priced transportation-related products were offset by higher volumes of lower value-added products. 1997 third-party sales increased
11% from 1996 as a result of a 10% increase in shipments.
  This segment incurred a special item charge in 1996 totaling $26. The net charge related to severance costs for employees who voluntarily left the company and for permanent layoff costs.
  ATOI for flat-rolled products rose 14% in 1998, as increases from mill products and foil were partially offset by declines in RCS. RCS ATOI was down, as higher costs for labor and services reduced margins. Mill products ATOI rose, as acquisitions and higher prices for products used in the transportation market offset losses related to the production and sale of computer memory disks. ATOI in 1997 rose 68% from 1996, as the U.S. RCS business and Alcoa's mill products operations benefited from strong demand and lower costs.

IV. ENGINEERED PRODUCTS


				      1998            1997           1996
------------------------------------------------------------------------------
Third-party aluminum shipments
 (mt)                                  729             441            456
Third-party sales                   $3,110          $2,078         $1,869
Intersegment sales                      11               9             15
After-tax operating income             184             100             46
------------------------------------------------------------------------------

This segment includes hard and soft alloy extrusions, aluminum forgings and wire, rod and bar. These products serve the transportation, construction and distributor markets. Third-party shipments were up 65% from 1997, driving a 50% increase in third-party sales. Acquisitions and higher shipments of forged wheels were responsible for the increase in shipments. Average realized prices for engineered products for the 1998 period fell 10%, to $1.93 per pound, primarily due to the addition of the Alumax extrusion businesses in the 1998 third quarter.
These businesses produce primarily soft alloy extrusions, which have a lower value-added, resulting in a reduction in average realized prices. Third-party sales in 1997 rose 11% from 1996, as prices rose 14%.
  Third-party sales of extruded products were up 65% from 1997, as shipments, aided by acquisitions, increased 91% from 1997 levels. Partially offsetting higher shipments were lower soft alloy prices. In 1997, extruded products revenues increased 12% from 1996, as shipments increased
19%, but prices fell 6%. Prices for hard alloy extrusions were up 7% from 1996; however, lower prices for soft alloy extrusions in the U.S. and in parts of Europe more than offset the increases.
  Forged wheel sales in 1998 rose 32% from 1997, as shipments, up 38%, continue to rise. A portion of the increase is due to Alcoa's new wheel facility in Hungary, which began operations in September 1997. This facility is operating at capacity, as European demand for forged wheels continues to be strong. Also contributing to the increase in shipments were higher sales of forged automotive wheels, driven by strong demand for sport utility vehicles and light trucks. Shipments in 1997 rose 21% from 1996, generating an 18% increase in revenues.
  Engineered products' 1998 ATOI rose 84% over the comparable 1997 period. The increase was due to acquired companies, a gain on the sale of Alcoa's interest in Alcotec, a wire fabricator, and improved operating results from European extrusion facilities. Also contributing to the increase were higher shipments of forged wheels. Results in 1997 more than doubled those recorded in 1996. Higher revenues from extruded products and wire, rod and bar, along with improved ATOI from European operations, drove the increase. Also adding to the rise in ATOI was improved performance related to forged aerospace products.

V. OTHER


				      1998            1997           1996
------------------------------------------------------------------------------
Third-party aluminum shipments
 (mt)                                   66             106             50
Third-party sales                   $3,362          $3,458         $3,567
Intersegment sales                      --              --             --
After-tax operating income             165             177            (.9)
------------------------------------------------------------------------------

This category includes Alcoa Fujikura Ltd. (AFL), which produces electrical components for the automotive industry along with telecommunications products. In addition, Alcoa's aluminum and plastic closures operations and Alcoa's residential building products operations are included in this group. Third-party sales from this group were down 3% from 1997, as higher sales of automotive electrical components were more than offset by the loss of revenues from the sale of Alcoa Aluminio's cable business in late 1997. A similar drop in third-party sales was experienced in 1997 versus
1996, as improved results from automotive electrical components were more than offset by the loss of revenues from the sale of certain noncore businesses.
  Third-party sales at AFL increased 7% in 1998, due to higher volumes, while prices declined slightly. This came on top of an 18% volume related revenue gain in 1997, compared with 1996. Closures revenues for 1998 fell 1% compared with 1997, partially reversing a 15% increase in 1997 over 1996.
  This group incurred a special item gain of $71 in 1997.
The gain was the result of the sale of various businesses, a majority interest in Alcoa's Brazilian cable business, and land in Japan. In 1996, this segment had a special item charge of $104. The net charge relates to the Alcoa Electronic Packaging (AEP) shutdown, along with severance costs for employees who voluntarily left the company and for permanent layoff costs.
  ATOI for this group fell 7% from 1997, as improved results at AFL, along with a gain from the sale of Alcoa's Australian gold operations, were more than offset by special item gains in 1997 versus no special items in 1998. After-tax operating income in 1997 increased $178 from 1996, due to improved performance by AFL. Also contributing to the turnaround were special items, which resulted in gains in 1997 versus a substantial loss in 1996.

SPECIAL ITEMS

There were no special items recorded in 1998. Special items in 1997 resulted in a net gain of $96 ($44 after tax and minority interests, or 13 cents per basic share).
The fourth quarter sale of a majority interest in Alcoa's Brazilian cable business and land in Japan generated gains of $86. In addition, the sale of equity securities resulted in a gain of $38, while the divestiture of noncore businesses provided $25. These gains were partially offset by charges of $53, related to environmental and impairment matters.
  Included in 1996 income from operations was a charge of $199 ($122 after tax and minority interests, or 35 cents per basic share) consisting of several items. A net severance charge of $96, which included pension and OPEB curtailment credits of $75, related to incentive costs for employees who voluntarily left the company and for permanent layoff costs. In addition, the shutdown of AEP resulted in a charge of $65, related primarily to asset write-downs. Impairments at various manufacturing locations added another $38 to special items in 1996.

COSTS AND OTHER

COST OF GOODS SOLD -- Cost of goods sold rose $1,649, or 16%, to $11,805 in 1998. This followed a 2% increase to $10,156 in 1997 from 1996. The 1998 increase was primarily due to higher volumes of $1,800, which related primarily to acquired companies. Offsetting a portion of the acquisition-driven increases were cost and operating improvements approaching $200. The $190 increase in 1997, relative to 1996, was due to $175 of higher volumes partially offset by the absence of costs associated with divested businesses. Additionally, higher material costs of $155 were nearly offset by cost improvements of $140.

SELLING AND GENERAL ADMINISTRATIVE EXPENSES -- S&GA expenses increased 15% to $769 in 1998. However, as a percentage of revenue, S&GA was unchanged from 1997 at 5%. The higher 1998 S&GA total was a result of acquisitions, partially offset by cost reductions. These expenses totaled $671 in 1997, down $38 or 5% from 1996. The decrease was the result of lower salary compensation costs resulting from a reduction in the number of employees at U.S. aluminum operations. Additionally, lower costs resulting from the divestiture of noncore businesses also had a positive impact.

RESEARCH AND DEVELOPMENT EXPENSES -- R&D expenses of $128 in 1998 were down 10% from 1997 on top of a 13% decline in 1997 from 1996. A reduction in R&D personnel was primarily responsible for lower spending on research in the metals, castings, closures and alumina businesses.

INTEREST EXPENSE -- Interest expense rose $57 to $198
in 1998 from 1997. The increase was the result of 1998 borrowings of over $1,850, the proceeds of which were used primarily to fund acquisitions.

Interest expense increased $7 in 1997 from 1996 as a result of the full-year effect of Aluminio's 1996 debt offering and higher debt levels in 1997 at Alcoa of Australia.

INCOME TAXES -- Alcoa's effective tax rate in 1998 was 32%, three percentage points below the statutory rate of 35%. The lower rate is primarily due to lower taxes on foreign income.
  Alcoa's effective tax rate in 1997 was 33%, two percentage points below the statutory rate of 35%. The lower rate is primarily due to the favorable tax effect of certain special items.
  The 1996 effective tax rate was 33.3% and differs from the statutory rate due to the recognition of a tax benefit resulting from reversal of the valuation allowance on deferred tax assets at Suriname Aluminum Company, partially offset by state taxes on income.

OTHER INCOME/FOREIGN CURRENCY -- Other income declined to $150 in 1998, an 8% decrease from 1997. The majority of the change was due to increased losses from marking-to-market certain aluminum commodity contracts. Lower interest income also contributed to the decline. Offsetting a portion of these negative factors were $21 of increased gains related to asset sales, $8 of higher equity income, and a positive swing in foreign exchange. Other income totaled $163 in 1997, more than double the 1996 amount.
Reduced losses from marking-to-market aluminum commodity contracts and higher equity and interest income were responsible for the improvement.
  Exchange gains (losses) included in other income were $(3.7) in 1998, $(9.8) in 1997 and $3.1 in 1996. The total impact on net income, after taxes and minority interests, was $(8.0) in 1998, $6.9 in 1997 and $(.3) in 1996.

RISK FACTORS

In addition to the risks inherent in its operations, Alcoa is exposed to financial, market, political and economic risks. The following discussion, which provides additional detail regarding Alcoa's exposure to the risks of changing commodity prices, foreign exchange rates and interest rates, includes forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

COMMODITY PRICE RISKS -- Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. As a condition of sale, customers often require Alcoa to commit to fixed-price contracts that sometimes extend a number of years into the future. Customers will likely require Alcoa to enter into similar arrangements in the future. These contracts expose Alcoa to the risk of fluctuating aluminum prices between the time the order is accepted and the time that the order ships.
  In the U.S., Alcoa is net metal short and is subject to the risk of higher aluminum prices for the anticipated metal purchases required to fulfill the long-term customer contracts noted above. To hedge this risk, Alcoa enters into long positions, principally using futures and options. Alcoa follows a stable pattern of purchasing metal; therefore, it is highly likely that anticipated metal requirements will be met. At December 31, 1998 and 1997, these contracts totaled approximately 933,000 mt and 1,084,000 mt, respectively.
These contracts act to fix the purchase price for these metal purchase requirements, thereby reducing Alcoa's risk to rising metal prices.
  A hypothetical 10% change from the 1998 year-end, three-month LME aluminum ingot price of $1,244 per mt would result in a pretax gain or loss to future earnings of $110 related to all of the futures and options contracts noted above. However, it should be noted that any change in the value of these contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying metal purchase transactions.
  Earnings were selected as the measure of sensitivity due to the historical relationship between aluminum ingot prices and Alcoa's earnings. The hypothetical change of 10% was calculated using a parallel shift in the existing December 31, 1998 forward price curve for aluminum ingot.
The price curve takes into account the time value of money, as well as future expectations regarding the price of aluminum ingot. The model also assumes there will be no aluminum smelter capacity restarted by Alcoa.
  The futures and options contracts noted above are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks.
  The expiration dates of the options and the delivery dates of the futures contracts noted above do not always coincide exactly with the dates on which Alcoa is required to purchase metal to meet its contractual commitments with customers. Accordingly, some of the futures and options positions will be rolled forward. This may result in significant cash inflows if the hedging contracts are "in-the-money" at the time they are rolled forward. Conversely, there could be significant cash outflows if metal prices fall below the price of contracts being rolled forward.
  In addition to the above noted aluminum positions, Alcoa had 29,000 mt and 259,000 mt of futures and options contracts outstanding at year-end 1998 and 1997, respectively, that cover long-term, fixed-price commitments to supply customers with metal from internal sources. Accounting convention requires that these contracts be marked-to-market, which resulted in after-tax charges to earnings of $45 in 1998, $13 in 1997 and $57 in 1996. A hypothetical 10% change in aluminum ingot prices from the year-end 1998 level of $1,244 per mt would result in a pretax gain or loss of $3 related to these positions. The hypothetical gain or loss was calculated using the same model and assumptions noted earlier.
  Alcoa also purchases certain other commodities, such as gas and copper, for its operations and enters into futures contracts to eliminate volatility in the prices of such products. None of these contracts are material. For additional information on financial instruments, see Notes A and T to the financial statements.

FOREIGN EXCHANGE RISKS -- Alcoa is subject to significant exposure from fluctuations in foreign currencies. As a matter of company policy, foreign currency exchange contracts, including forwards and options, are sometimes used to limit the risk of fluctuating exchange rates. A hypothetical
10% change in applicable 1998 year-end forward rates would result in a pretax gain or loss of approximately $135 related to these positions. However, it should be noted that any change in value of these contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged item. The model assumes a parallel shift in the forward curve for the applicable currencies and includes the foreign currency impacts of Alcoa's cross-currency interest rate swaps. See Notes
A and T for information related to the accounting policies and fair market values of Alcoa's foreign exchange contracts at December 31, 1998 and 1997.
  In early 1999, Brazil experienced a devaluation of its currency, the real. Based on information currently available, Alcoa does not believe that the devaluation will have a material impact on Alcoa's 1999 results of operations.

INTEREST RATE RISKS -- Alcoa attempts to maintain a reasonable balance between fixed- and floating-rate debt and uses interest rate swaps and caps to keep financing costs as low as possible. At December 31, 1998 and 1997, Alcoa had $3,489 and $1,952 of debt outstanding at effective interest rates of 6% and 7%, respectively, after the impact of interest rate swaps and caps is taken into account.
A hypothetical change of 10% in Alcoa's effective interest rate from year-end 1998 levels would increase or decrease interest expense by $21. The interest rate effect of Alcoa's cross-currency interest rate swaps has been included in this analysis. For more information related to Alcoa's use of interest rate instruments, see Notes A and T.

RISK MANAGEMENT -- All of the aluminum and other commodity contracts, as well as the various types of financial instruments, are straightforward and are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and principally cover underlying exposures.
  Alcoa's commodity and derivative activities are subject to the management, direction and control of the Strategic
Risk Management Committee (SRMC). SRMC is composed of the chief executive officer, the president, the chief financial officer and other officers and employees that the chief executive officer may select from time to time.
SRMC reports to the board of directors at each of its scheduled meetings on the scope of its derivative activities.

MATERIAL LIMITATIONS -- The disclosures, with respect to aluminum prices and foreign exchange risk, do not take into account the underlying anticipated purchase obligations and the underlying transactional foreign exchange exposures. If the underlying items were included in the analysis, the gains or losses on the futures and options contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa's control and could vary significantly from those disclosed.

ENVIRONMENTAL MATTERS Alcoa continues to participate in environmental assessments and cleanups at a number of locations, including at operating facilities and adjoining properties, at previously owned or operated facilities and at Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. For additional information, see Notes A and U to the financial statements.
  As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the ranges of potential costs for certain matters. For example, there are issues related to Alcoa's Massena, New York, and Pt. Comfort, Texas plant sites that allege natural resource damage or off-site contaminated sediments, where investigations are ongoing. Based on these facts, it is possible that results of operations in a particular period could be materially affected by certain of these matters. However, based on facts currently available, management believes that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.
  Alcoa's remediation reserve balance at the end of 1998 was $217.0, of which $84.6 was classified as a current liability, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. About 20% of this balance relates to Alcoa's Massena, New York plant site and 16% relates to Alcoa's Pt. Comfort, Texas plant site. Remediation expenses charged to the reserve were $63 in 1998, $64 in 1997 and $72 in 1996. These include expenditures currently mandated, as well as those not required by any regulatory authority or third party.
  Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

LIQUIDITY AND CAPITAL RESOURCES
(dollars in millions, except share amounts)

CASH FROM OPERATIONS

Cash from operations rose 16% in 1998 to $2,197, versus
$1,888 in 1997. The increase was primarily the result of higher earnings, a reduction in deferred hedging gains and lower working capital requirements. Partially offsetting these items was $240 of cash received in 1997 related to a long-term alumina supply agreement.
  Lower working capital requirements for 1998 provided net cash inflows of $269, which was $175 higher than 1997.
The decrease in working capital requirements was essentially due to lower levels of receivables and inventories, partially offset by a decrease in accounts payable and accrued expenses.

FINANCING ACTIVITIES

Financing activities used $280 of cash in 1998, versus
$989 in the 1997 period. The primary reason for the lower use of funds was the issuance of debt to fund acquisitions.
In 1998, Alcoa issued $1,100

of commercial paper, $250 of term debt due in 2018, $200 of term debt due in 2005 and $300 of thirty-year bonds due in 2028. Partially offsetting these borrowings were net payments of $350 on commercial paper and the repayment of $950 of Alumax debt. In the 1998 third quarter, Alcoa entered into a new $2,000 revolving-credit facility. The facility is comprised of a 364-day $1,000 facility and a five-year $1,000 facility. The revolving-credit facilities are used to support the Alcoa and AofA commercial paper programs.
  Alcoa used $365 of cash in 1998 to repurchase 9,774,600 shares of the company's common stock at an average price of $37.35 per share. In 1997, Alcoa used $604 to repurchase 16,154,534 shares of common stock. Stock purchases in 1998 and 1997 were partially offset by $87 and $203, respectively, of stock issued for employee stock option plans.
  Dividends paid to shareholders were $265 in 1998, an increase of $95 from 1997. The difference was due to Alcoa's variable dividend program, which paid out 25 cents per share in addition to the base dividend of 50 cents per share in 1998. There was no variable dividend in 1997. In early
January 1999, Alcoa's board of directors increased the base dividend and the threshold for payment of the variable dividend by 50%, to 75 cents per share and $2.25 per share, respectively. This will result in a quarterly dividend of 20.125 cents per share for 1999, a 7% increase from the 1998 quarterly dividend of 18.75 cents per share.
Alcoa's variable dividend program provides for the distribution in the following year of 30% of Alcoa's annual earnings in excess of $2.25 per share.
  Dividends paid and return of capital to minority interests totaled $222 in 1998, a decline of $121 from the prior year. The decrease is a result of AWAC and AofA returning funds to their investors in 1997. Of the $343 cash outflow in 1997, $206 relates to payments made by AofA, while a payment of $96 was made by AWAC.
  Payments on long-term debt during 1997 exceeded additions by $218. During the 1997 fourth quarter, AFL issued a $250 five-year term loan and entered into a $250 five-year, revolving-credit facility. Higher short-term borrowings in 1997 relative to 1996 were a result of higher borrowings at Alcoa Italia.
  Debt as a percentage of invested capital was 31.7% at the end of 1998, compared with 25.0% for 1997 and 25.5% for 1996.

INVESTING ACTIVITIES

Cash used for investing activities during 1998 totaled
$2,377, compared with $679 in 1997. Capital expenditures totaled $932, compared with $912 in 1997 and $996 in 1996.
Of the total expenditures in 1998, 29% related to capacity expansion, including alumina production in Australia and automotive sheet production in the U.S. Also included are costs of new and expanded facilities for environmental control in ongoing operations totaling $105 in 1998, $94 in 1997 and $68 in 1996.
  Alcoa used $1,463 in 1998 for acquisitions, notably the Alumax and Inespal transactions. Alcoa also added $126 to its investments in 1998, primarily to acquire a stake in the Norwegian metals producer, Elkem. Acquisitions accounted for $302 of investing cash outflows during 1996 and included the purchase of Alumix in Italy and Alcan's extrusion operations in Brazil.
  In 1998, Alcoa received $55 from the sale of its specialty chemical, Alcotec wire, Vernon cast plate and Australian gold operations. Asset sales in 1997 generated $265 and included the Caradco, Arctek, Alcoa Composites, Norcold, Dayton Technologies and Richmond, Indiana facilities.
Also included was the sale of a majority interest in Alcoa's Brazilian cable business.

YEAR 2000 ISSUE

Alcoa, like other businesses, is facing the Year 2000 issue. The Year 2000 issue arises from the past practice of utilizing two digits (as opposed to four) to represent the year in some computer programs and software. If uncorrected, this could result in computational errors as dates are compared across the century boundary.
  As a basic materials supplier, the vast majority of the products produced and sold by Alcoa are unaffected by Year 2000 issues in use or operation since they contain no microprocessors.
  Alcoa is addressing the Year 2000 issue through a formal program that reports to the company's chief information officer. Alcoa's methodology encompasses four phases:
Awareness/Inventory; Assessment; Remediation and Compliance Testing. Ongoing leadership is provided by a Global Program Office, which is directly linked into Alcoa's business units and resource units, including the newly acquired
Alumax facilities. The Global Program Office provides processes and tools to the business units and monitors progress through systematic reporting and on-site verification reviews in cooperation with the company's internal auditors. Progress is reported regularly to the company's senior executives and to the Audit Committee of Alcoa's board of directors.
  Internally, computer- and microprocessor-based systems, such as mainframe, minicomputer and personal computer systems and the software they utilize, have been assessed. Operational support, process control, facilities, infrastructure and mechanical systems are being addressed as well. These systems assist in the control of Alcoa's operations by performing such functions as maintaining manufacturing parameters, monitoring environmental conditions and assisting with facilities management and security. Many of these systems rely on software or contain embedded electronic components that could be affected by Year 2000 compliance issues. Since many of these systems are common across operating locations, information sharing and efficiencies have been realized in the Year 2000 efforts. Priority for any required remediation efforts has been assigned based on the criticality of the system or business process affected.
  As of December 31, 1998, the remediation phase has been completed for 90% of Alcoa's critical components with 86% of all critical components having completed compliance testing. Individual exceptions providing for completion during 1999 have been approved by business unit and resource unit management and reviewed by the Year 2000 Global Program Office and the chief information officer. These, along with all other critical systems, will be specifically addressed within Alcoa's contingency planning process.
Alcoa does not believe that this limited rescheduling will adversely affect its overall Year 2000 readiness.
It is presently expected that compliance testing will be completed for 99% of critical systems by the third quarter.
  Alcoa relies on numerous third-party vendors and suppliers for a wide variety of goods and services, including raw materials, telecommunications and utilities such as water and electricity. Many of the company's operating locations would be adversely affected if these supplies and services were curtailed as a result of a supplier's Year 2000 noncompliance. Alcoa has surveyed its vendors and suppliers using questionnaires and, based on the response and significance to the company's operations, may initiate follow-up meetings. If Alcoa concludes that a third-party trading partner presents a substantial risk of a Year 2000 based business disruption, an effort will be made to resolve the issue. If necessary, a new provider of the affected goods or services will be qualified and secured. Communication with suppliers and other third parties regarding Year 2000 issues is a continuing process.
  Alcoa and certain of its trading partners utilize electronic data interchange (EDI) to effect business communications.
The company's EDI system software has been upgraded to support transactions in a Year 2000 compliant format.
Migration of EDI transactions to this new format will occur as existing EDI transaction formats are modified by Alcoa and its EDI trading partners on a case-by-case basis. Some Alcoa customers have indicated that they will not modify EDI transaction sets but will rely on other techniques to achieve Year 2000 capability.
  Alcoa's Year 2000 program utilizes on-site verification of Year 2000 efforts at its various operating locations.
Using audit-like techniques, the Year 2000 Global Program
Office and the company's internal auditors verify that business and resource units have followed the prescribed processes and methodologies and also sample local Year
2000 readiness. Each of Alcoa's business units will receive at least one verification audit during 1999 with more than sixty reviews planned.
  Based on current information, Alcoa believes that the most likely worst case scenario to result from a Year
2000 failure by Alcoa, its suppliers or customers would be a short-term reduction in manufacturing capability at one or more of Alcoa's operations and a temporary limitation on Alcoa's ability to deliver products to customers. Based on internal efforts and formal communications with third parties, Alcoa does not believe that Year 2000 issues are likely to result in significant operational problems or have a material adverse impact on its consolidated financial position, operations or cash flow. Nonetheless, failures of suppliers, third-party vendors or customers resulting from Year 2000 issues could result in a short-term material adverse effect.
  In 1998, Alcoa incurred $38 of direct costs in connection with its Year 2000 program. These costs include external consulting costs and the cost of hardware and software replaced as a result of Year 2000 issues. Direct costs for 1999 are estimated to be between $35 and $60.

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

/s/ Paul H. O'Neill
Paul H. O'Neill
Chairman of the Board and Chief Executive Officer

/s/ Richard B. Kelson
Richard B. Kelson
Executive Vice President and Chief Financial Officer

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors, which is composed of five independent directors, met seven times in 1998.
  The Audit Committee oversees Alcoa's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibility, the committee recommended to the Board the reappointment of PricewaterhouseCoopers LLP as the company's independent public accountants. The Audit Committee reviewed with the Vice President-Audit and the independent accountants the overall scope and specific plans for their respective audits. The committee reviewed with management Alcoa's annual and quarterly reporting process, and the adequacy of the company's internal controls. Without management present, the committee met separately with the Vice President-Audit and the independent accountants to review the results of their examinations, their evaluations of the company's internal controls, and the overall quality of Alcoa's financial reporting.

/s/ Henry B. Schacht
Henry B. Schacht
Chairman, Audit Committee

INDEPENDENT ACCOUNTANT'S REPORT

To the Shareholders and Board of Directors
Alcoa Inc. (Alcoa)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Alcoa at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Alcoa's management;
our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
600 Grant St., Pittsburgh, Pa.
January 8, 1999

STATEMENT OF CONSOLIDATED INCOME   Alcoa and subsidiaries
(in millions, except per-share amounts)


For the year ended December 31       1998            1997            1996
------------------------------------------------------------------------------
REVENUES
Sales (O)                      $ 15,339.8      $ 13,319.2      $ 13,061.0
Other income, principally
  interest                          149.6           162.5            67.4
------------------------------------------------------------------------------
				 15,489.4        13,481.7        13,128.4
------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of goods sold               11,804.8        10,155.8         9,966.0
Selling, general
  administrative and other
  expenses                          768.8           670.6           708.8
Research and development
  expenses                          128.4           143.2           165.5
Provision for depreciation,
  depletion and amortization        842.4           734.9           747.2
Special items (D)                      --           (95.5)          198.9
Interest expense (S)                197.9           140.9           133.7
Taxes other than payroll
  taxes                             142.3           130.1           126.6
------------------------------------------------------------------------------
				 13,884.6        11,880.0        12,046.7
------------------------------------------------------------------------------
EARNINGS
  Income before taxes on
    income                        1,604.8         1,601.7         1,081.7
Provision for taxes on income
  (P)                               513.5           528.7           360.7
------------------------------------------------------------------------------
  Income from operations          1,091.3         1,073.0           721.0
Minority interests                 (238.3)         (267.9)         (206.1)
------------------------------------------------------------------------------
NET INCOME                        $ 853.0         $ 805.1         $ 514.9
------------------------------------------------------------------------------
EARNINGS PER SHARE (M)
  Basic                            $ 2.44          $ 2.33          $ 1.47
  Diluted                          $ 2.42          $ 2.31          $ 1.46
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


CONSOLIDATED BALANCE SHEET   Alcoa and subsidiaries
(in millions)


December 31                                    1998               1997
-----------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents (includes
    cash of $131.1 in 1998 and $100.8
    in 1997) (T)                            $ 342.2            $ 800.8
  Short-term investments (T)                   39.4              105.6
  Receivables from customers, less
    allowances: 1998-$61.4; 1997-$36.6      2,163.2            1,581.2
  Other receivables                           171.0              216.4
  Inventories (E)                           1,880.5            1,312.6
  Deferred income taxes                       198.0              172.3
  Prepaid expenses and other current
    assets                                    230.8              228.0
-----------------------------------------------------------------------------
    Total current assets                    5,025.1            4,416.9
Properties, plants and equipment (F)        9,133.5            6,666.5
Goodwill, net of accumulated
  amortization of $179.3 in 1998 and
  $153.5 in 1997 (C)                        1,414.1              487.6
Other assets (H and T)                      1,889.8            1,499.6
-----------------------------------------------------------------------------
      TOTAL ASSETS                       $ 17,462.5         $ 13,070.6
-----------------------------------------------------------------------------

LIABILITIES
Current liabilities:
  Short-term borrowings (weighted
    average rate of 4.8% in 1998 and
    6.3% in 1997) (T)                       $ 431.0            $ 347.7
  Accounts payable, trade                   1,044.3              811.7
  Accrued compensation and retirement
    costs                                     553.2              436.0
  Taxes, including taxes on income            431.3              334.2
  Other current liabilities                   627.4              375.7
  Long-term debt due within one year
    (G and T)                                 181.1              147.2
-----------------------------------------------------------------------------
    Total current liabilities               3,268.3            2,452.5
Long-term debt, less amount due within
  one year (G and T)                        2,877.0            1,457.2
Accrued postretirement benefits (Q)         1,840.1            1,749.6
Other noncurrent liabilities and
  deferred credits (I)                      1,587.1            1,271.2
Deferred income taxes                         358.1              281.0
-----------------------------------------------------------------------------
      Total liabilities                     9,930.6            7,211.5
-----------------------------------------------------------------------------
      MINORITY INTERESTS (A and J)          1,476.0            1,439.7
-----------------------------------------------------------------------------
Contingent liabilities (L)                       --                 --

SHAREHOLDERS' EQUITY
Preferred stock (N)                            55.8               55.8
Common stock (B and N)                        394.7              178.9
Additional capital (B)                      1,675.9              578.1
Retained earnings                           5,305.1            4,717.3
Treasury stock, at cost                    (1,028.7)            (758.0)
Accumulated other comprehensive loss         (346.9)            (352.7)
-----------------------------------------------------------------------------
      Total shareholders' equity            6,055.9            4,419.4
-----------------------------------------------------------------------------
      TOTAL LIABILITIES AND EQUITY       $ 17,462.5         $ 13,070.6
-----------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS   Alcoa and subsidiaries
(in millions)


For the year ended December 31           1998          1997          1996
------------------------------------------------------------------------------
CASH FROM OPERATIONS
Net income                            $ 853.0       $ 805.1       $ 514.9
Adjustments to reconcile net income
  to cash from operations:
  Depreciation, depletion and
    amortization                        856.2         753.6         764.2
  Change in deferred income taxes       109.5          83.2         120.3
  Equity earnings before additional
    taxes, net of dividends              (2.9)        (30.9)         (6.6)
  Noncash special items                    --         (95.5)        168.3
  Gains from investing activities--
    sale of assets                      (32.0)           --            --
  Book value of asset disposals          36.6          42.2          61.8
  Minority interests                    238.3         267.9         206.1
  Other                                 (22.5)         (5.2)         (8.5)
  Changes in assets and
    liabilities, excluding effects
    of acquisitions and
    divestitures:
    Reduction in receivables            144.7          12.0          42.7
    Reduction in inventories            100.5          52.5          87.8
    (Increase) reduction in prepaid
      expenses and other current
      assets                             22.7         (25.6)        (40.3)
    Increase (reduction) in
      accounts payable and accrued
      expenses                          (68.0)         81.5        (181.1)
    Increase (reduction) in taxes,
      including taxes on income          68.6         (26.5)         27.4
    Cash received on long-term
      alumina supply contract              --         240.0            --
    Reduction in deferred hedging
      gains                             (50.6)       (113.3)       (264.5)
    Net change in noncurrent assets
      and liabilities                   (57.4)       (153.4)       (213.6)
------------------------------------------------------------------------------
      CASH FROM OPERATIONS            2,196.7       1,887.6       1,278.9
------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net additions (reduction) to short-
  term borrowings                       (75.6)        142.5        (140.7)
Common stock issued and treasury
  stock sold                             87.2         203.0          41.4
Repurchase of common stock             (365.1)       (603.5)       (317.2)
Dividends paid to shareholders         (265.2)       (170.4)       (234.2)
Dividends paid and return of
  capital to minority interests        (222.0)       (342.5)       (173.2)
Additions to long-term debt           2,030.8         519.8         916.2
Payments on long-term debt           (1,469.9)       (738.2)       (627.1)
------------------------------------------------------------------------------
      CASH USED FOR FINANCING
	ACTIVITIES                     (279.8)       (989.3)       (534.8)
------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                   (931.8)       (912.4)       (995.7)
Acquisitions, net of cash acquired
  (K)                                (1,462.9)           --        (302.3)
Sale of assets                           55.2         265.2          82.8
Sale of (additions to) investments     (125.9)         51.7         (58.8)
Changes in minority interests            32.6          14.2         (34.2)
Repayment from (loan to) WMC               --            --         121.8
Changes in short-term investments        66.2         (87.3)        (11.7)
Other                                   (10.4)        (10.0)        (10.0)
------------------------------------------------------------------------------
      CASH USED FOR INVESTING
	ACTIVITIES                   (2,377.0)       (678.6)     (1,208.1)
------------------------------------------------------------------------------
      EFFECT OF EXCHANGE RATE
	CHANGES ON CASH                   1.5         (17.0)          6.5
------------------------------------------------------------------------------
Net change in cash and cash
  equivalents                          (458.6)        202.7        (457.5)
Cash and cash equivalents at
  beginning of year                     800.8         598.1       1,055.6
------------------------------------------------------------------------------
      CASH AND CASH EQUIVALENTS AT
	END OF YEAR                   $ 342.2       $ 800.8       $ 598.1
------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY   Alcoa and subsidiaries
(in millions, except share amounts)


												       Accumulated
													     other
													   compre-       Total
													   hensive      share-
			  Comprehensive     Preferred       Common  Additional    Retained    Treasury      income    holders'
December 31                      income         stock        stock     capital    earnings       stock      (loss)      equity
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1995                         $ 55.8      $ 178.9    $  637.1   $ 3,800.1    $ (138.9)    $ (88.3)  $ 4,444.7
Comprehensive income--1996:
  Net income--1996               $514.9                                              514.9                               514.9
  Other comprehensive income
    (loss), net of tax:
    Minimum pension
      liability, net of $1.9
      tax expense                   3.5
    Unrealized translation
      adjustments                  (8.9)
    Realized translation
      adjustments                  (5.2)
    Unrealized gains on
      securities, net of
      $12.6 tax benefit            23.4                                                                       12.8        12.8
			     ----------
Comprehensive income             $527.7
			     ----------
Cash dividends:
Preferred @ $3.75 per share                                                           (2.1)                               (2.1)
Common @ $.665 per share                                                            (232.1)                             (232.1)
Treasury shares purchased                                                                       (317.2)                 (317.2)
Stock issued: compensation
  plans                                                                  (45.2)        1.8        84.8                    41.4
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1996                           55.8        178.9       591.9     4,082.6      (371.3)      (75.5)    4,462.4
Comprehensive income--1997:
  Net income--1997              $ 805.1                                              805.1                               805.1
  Other comprehensive income
    (loss), net of tax:
    Minimum pension
      liability, net of $2.3
      tax benefit                  (4.2)
    Unrealized translation
      adjustments                (249.6)
    Unrealized gains on
      securities, net of $.7
      tax expense                   1.3
    Gains on securities
      included in net income,
      net of $13.3 tax
      benefit                     (24.7)                                                                    (277.2)     (277.2)
			     ----------
Comprehensive income            $ 527.9
			     ----------
Cash dividends:
Preferred @ $3.75 per share                                                           (2.1)                               (2.1)
Common @ $.488 per share                                                            (168.3)                             (168.3)
Treasury shares purchased                                                                       (603.5)                 (603.5)
Stock issued: compensation
  plans                                                                  (13.8)                  216.8                   203.0
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1997                           55.8        178.9       578.1     4,717.3      (758.0)     (352.7)    4,419.4
Comprehensive income--1998:
  Net income--1998              $ 853.0                                              853.0                               853.0
  Other comprehensive income
    (loss), net of tax:
    Minimum pension
      liability, net of $3.0
      tax benefit                  (5.6)
    Unrealized translation
      adjustments                  11.4                                                                        5.8         5.8
			     ----------
Comprehensive income            $ 858.8
			     ----------
Cash dividends:
Preferred @ $3.75 per share                                                           (2.1)                               (2.1)
Common @ $.75 per share                                                             (263.1)                             (263.1)
Treasury shares purchased                                                                       (365.1)                 (365.1)
Stock issued: Alumax
  acquisition                                                 18.4     1,302.4                                         1,320.8
Stock issued: compensation
  plans                                                                   (7.2)                   94.4                    87.2
Stock issued: two-for-one
  split (B)                                                  197.4      (197.4)                                             --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1998
					       $ 55.8      $ 394.7    $1,675.9   $ 5,305.1   $(1,028.7)   $ (346.9)* $ 6,055.9
--------------------------------------------------------------------------------------------------------------------------------

* Comprised of unrealized translation adjustments of $(331.3) and minimum pension liability of $(15.6)


SHARE ACTIVITY (B)
(number of shares)


										      Common stock
						    --------------------------------------------------------------------------

				   Preferred stock                 Issued               Treasury        Net outstanding
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1995                     557,649            357,845,166             (5,217,106)           352,628,060
Treasury shares purchased                                                            (10,805,000)           (10,805,000)
Stock issued: compensation plans                                                       3,196,218              3,196,218
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1996                     557,649            357,845,166            (12,825,888)           345,019,278
Treasury shares purchased                                                            (16,154,534)           (16,154,534)
Stock issued: compensation plans                                                       7,686,508              7,686,508
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1997                     557,649            357,845,166            (21,293,914)           336,551,252
Treasury shares purchased                                                             (9,774,600)            (9,774,600)
Stock issued: Alumax acquisition                               36,850,760                                    36,850,760
Stock issued: compensation plans                                                       3,181,666              3,181,666
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1998                     557,649            394,695,926            (27,886,848)           366,809,078
------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except share amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Alcoa and companies more than 50% owned. Investments in other entities are accounted for principally on an equity basis.
  The consolidated financial statements are prepared in conformity with generally accepted accounting principles and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.
  INVENTORY VALUATION. Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. and Canadian inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average-cost method.
See Note E for additional detail.
  AMORTIZATION OF INTANGIBLES. The excess purchase price over the net tangible assets of businesses acquired is reported as goodwill in the consolidated balance sheet.
Goodwill and other intangibles are amortized on a straight-line basis over not more than 40 years. The carrying value of goodwill and other intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value. See Note H for additional information.
  ENVIRONMENTAL EXPENDITURES. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractor and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized when received. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other factors that may be relevant, including changes in technology or regulations. See Note U for additional information.
  FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS. Alcoa enters into long-term contracts to supply fabricated products to a number of its customers. To hedge the market risk of changing prices for purchases or sales of metal, Alcoa uses commodity futures and options contracts.
  Gains and losses related to transactions that qualify for hedge accounting, including closed futures contracts, are deferred and reflected in cost of goods sold when the underlying physical transaction takes place. The deferred gains or losses are reflected on the balance sheet in other current and noncurrent liabilities or assets. If future purchased metal needs are revised lower than initially anticipated, the futures contracts associated with the reduction no longer qualify for deferral and are marked-to-market. Mark-to-market gains and losses are recorded in other income in the current period.
  The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income. To date, high correlation has always been achieved.
  Alcoa also enters into futures and options contracts that cover long-term, fixed-price commitments to supply customers with metal from internal sources. These contracts are marked-to-market, and the gains and losses from changes in market value of the contracts are recorded in other income in the current period. This resulted in after-tax losses of $44.5 in 1998, $12.7 in 1997 and $57.1 in 1996.
  Alcoa also attempts to maintain a reasonable balance between fixed- and floating-rate debt, using interest rate swaps and caps, to keep financing costs as low as possible.
If the requirements for hedge accounting are met, amounts paid or received under these agreements are recognized over the life of the agreements as adjustments to interest expense. Otherwise, the instruments are marked-to-market, and the gains and losses from changes in the market value of the contracts are recorded in other income in the current period.
  Upon early termination of an interest rate swap or cap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap or cap.
  Alcoa is subject to exposure from fluctuations in foreign currencies. To manage this exposure, Alcoa uses foreign exchange contracts. Gains and losses on contracts that meet the requirements for hedge accounting are deferred and included in the basis of the underlying transactions. Contracts that do not meet these requirements are marked-to-market in other income each period.
  Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions. See Note T for additional detail.
  PROPERTIES, PLANTS AND EQUIPMENT. Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging
33 years for structures and between five and 25 years for machinery and equipment. Profits or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to the construction of qualifying assets is capitalized as part of the construction costs.
  Depletion is taken over the periods during which the estimated mineral reserves are extracted. See Notes F and S for additional detail.

  REVENUE RECOGNITION. Alcoa recognizes revenue when title passes to the customer.
  STOCK-BASED COMPENSATION. Alcoa accounts for stock-based compensation in accordance with the provisions of APB
Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost is not required to be recognized on options granted. Disclosures required with respect to alternative fair value measurement and recognition methods prescribed by Statement of Financial Accounting Standard (SFAS) No.
123, "Accounting for Stock-Based Compensation," are presented in Note N.
  FOREIGN CURRENCY. The local currency is the functional currency for Alcoa's significant operations outside the U.S., except in Brazil and Canada, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa's Brazilian and Canadian operations is made based on the appropriate economic and management indicators.
  RECENTLY ADOPTED ACCOUNTING STANDARDS. Alcoa has adopted
SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which was issued in June 1997.
SFAS No. 131 establishes standards for disclosures about products and geographic areas. In addition, it requires the disclosure of segment information on the same basis that is used internally for evaluating performance and allocating resources. Accordingly, Alcoa reports four segments, consisting of Alumina and chemicals, Primary metals, Flat-rolled products and Engineered products.
Segment information for 1996 and 1997 has been restated to meet the requirements of SFAS No. 131. See Note O to these financial statements for the required disclosures.
  In February 1998, SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits," was issued. The implementation of SFAS No. 132 revised certain footnote disclosure requirements related to pension and other retiree benefits. See Note Q to these financial statements for the revised disclosures.
  RECENTLY ISSUED ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The standard requires that entities value all derivative instruments at fair value and record the instruments on the balance sheet. The standard also significantly changes the requirements for hedge accounting. The standard is required to be adopted by Alcoa for the first quarter of 2000. The company believes that the adoption of the standard will have a material impact on its financial statements. Upon adoption, Alcoa's aluminum, foreign exchange and interest rate derivative contracts as well as certain underlying exposures will be recorded on the balance sheet at fair value. Management is currently assessing the details of the standard and is preparing a plan of implementation.
  A new Statement of Position (SOP) was issued by the American Institute of CPAs in April 1998. The SOP, "Reporting on the Costs of Start-up Activities," requires that costs incurred to open a new facility, introduce a new product, commence a new operation or other similar activities be expensed as incurred. Management does not believe that this SOP, which will be adopted for 1999, will have a material impact on Alcoa's financial statements.
  RECLASSIFICATION. Certain amounts in previously issued financial statements were reclassified to conform to 1998 presentations.

B. COMMON STOCK SPLIT
On January 8, 1999, the board of directors declared a two-for-one common stock split, distributed on February
25, 1999 to shareholders of record at the close of business on February 8, 1999. In this report, all per-share amounts and number of shares have been restated to reflect the stock split. In addition, an amount equal to the one dollar par value of the shares issued at December 31, 1998 has been transferred from additional capital to common stock.

C. ACQUISITIONS
In July 1998, Alcoa acquired Alumax Inc. (Alumax) for approximately $3,800, consisting of cash of approximately $1,500, stock of approximately $1,300 and assumed debt of approximately $1,000. Alumax operates over 70 plants and other manufacturing facilities in 22 states, Canada, Western Europe and Mexico.
  The following unaudited pro forma information for the years ended December 31, 1998 and 1997 assumes that the acquisition of Alumax had occurred at the beginning of each respective year. Adjustments that have been made to arrive at the pro forma totals include those related to acquisition financing, the amortization of goodwill, the elimination of transactions between Alcoa and Alumax and additional depreciation related to the increase in basis that resulted from the transaction. Tax effects from the pro forma adjustments noted above have been included at the 35% U.S. statutory rate.


December 31 (unaudited)                    1998                1997
------------------------------------------------------------------------
Net sales                            $ 16,766.3          $ 16,160.2
Net income                                875.5               770.2
------------------------------------------------------------------------
Earnings per share:
 Basic                                     2.36                2.02
 Diluted                                   2.35                2.00
------------------------------------------------------------------------

The pro forma results are not necessarily indicative of what actually would have occurred if the transaction had been in effect for the periods presented, are not intended to be a projection of future results and do not reflect any cost savings that might be achieved from the combined operations.
  In February 1998, Alcoa completed its acquisition of Inespal, S.A. of Madrid, Spain. Alcoa paid approximately $150 in cash and assumed $260 of debt and liabilities in exchange for substantially all of Inespal's businesses. The acquisition included an alumina refinery, three aluminum smelters, three aluminum rolling facilities, two extrusion plants and an administrative center.
  In 1996, Alcoa made various acquisitions totaling $302.
They include the purchase of Alumix, Italy's state-owned integrated aluminum producer, and Alcan's extrusion operations in Brazil.

  Alcoa's acquisitions have been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair market values. Any excess purchase price over the fair market value of the net assets acquired has been recorded as goodwill. In the case of the Alumax acquisition, the allocation of the purchase price resulted in goodwill of approximately $945, which will be amortized over a forty-year period. Operating results have been included in the statement of consolidated income since the dates of the acquisitions. Had the Inespal acquisition, and those made in 1996, occurred at the beginning of each respective year, net income for the year would not have been materially different.

D. SPECIAL ITEMS

Special items in 1997 resulted in a gain of $95.5 ($43.9, or 13 cents per basic share, after tax and minority interests). The fourth quarter sales of a majority interest in Alcoa's Brazilian cable business and land in Japan generated gains of $85.8. In addition, the sale of equity securities resulted in a gain of $38.0, while the divestiture of noncore businesses provided $25.0. These gains were partially offset by charges of $53.3, related primarily to environmental and impairment matters.
  Special items in 1996 consisted of a charge totaling $198.9 ($122.3, or 35 cents per share, after tax and minority interests). A net severance charge of $95.5, which includes pension and OPEB curtailment credits of $75.0, relates to incentive costs for employees who voluntarily left the company and for permanent layoff costs. The shutdown of Alcoa Electronic Packaging resulted in an additional charge of $65.4, related primarily to asset writedowns. Impairments at various manufacturing locations added another charge of $38.0.

E. INVENTORIES


December 31                                1998                1997
------------------------------------------------------------------------
Finished goods                          $ 418.2             $ 314.9
Work in process                           591.7               433.0
Bauxite and alumina                       346.5               263.9
Purchased raw materials                   361.1               197.3
Operating supplies                        163.0               103.5
------------------------------------------------------------------------
				      $ 1,880.5           $ 1,312.6
------------------------------------------------------------------------

Approximately 55% of total inventories at December 31, 1998 were valued on a LIFO basis. If valued on an average-cost basis, total inventories would have been $702.8 and $769.8 higher at the end of 1998 and 1997, respectively.

F. PROPERTIES, PLANTS AND EQUIPMENT, AT COST


December 31                                1998                1997
------------------------------------------------------------------------
Land and land rights, including
 mines                                  $ 283.7             $ 221.2
Structures                              4,560.5             3,898.1
Machinery and equipment                12,649.3            10,482.8
------------------------------------------------------------------------
				       17,493.5            14,602.1
Less: accumulated depreciation
 and depletion                          9,091.0             8,587.5
------------------------------------------------------------------------
					8,402.5             6,014.6
Construction work in progress             731.0               651.9
------------------------------------------------------------------------
				      $ 9,133.5           $ 6,666.5
------------------------------------------------------------------------

G. LONG-TERM DEBT


December 31                                1998                1997
------------------------------------------------------------------------
Commercial paper, variable rate,
 (5.4% average rate)                    $ 745.2                  --
5.75% Notes payable, due 2001             244.1             $ 248.8
6.125% Bonds, due 2005                    200.0                  --
6.50% Bonds, due 2018                     250.0                  --
6.75% Bonds, due 2028                     300.0                  --
Bank loans, 7.5 billion yen, due
 1999, (4.4% fixed rate)                   78.0                78.0
Tax-exempt revenue bonds ranging
 from 3.4% to 6.6%, due 2000-2012         152.5               130.5
Alcoa Fujikura Ltd.
 Variable-rate term loan, due
  1999-2002 (5.5% and 6.1%
  average rate)                           230.0               250.0
Alcoa Aluminio 7.5% Notes, due
 2008                                     387.7               395.2
 Variable-rate notes, due 1999-
  2001 (6.6% and 6.9% average
  rates)                                   40.5                97.3
Alcoa of Australia
 Euro-commercial paper, variable
  rate, (5.4% and 5.7% average
  rates)                                  250.0               225.3
Other subsidiaries                        180.1               179.3
------------------------------------------------------------------------
					3,058.1             1,604.4
Less: amount due within one year          181.1               147.2
------------------------------------------------------------------------
				      $ 2,877.0           $ 1,457.2
------------------------------------------------------------------------

The amount of long-term debt maturing in each of the next five years is $181.1 in 1999, $72.0 in 2000, $368.2 in
2001, $229.8 in 2002 and $1,029.6 in 2003.
  In 1998, Alcoa issued $300 of thirty-year bonds due in 2028, $250 of term debt due in 2018 and $200 of term debt due in 2005. Alcoa also issued $1,100 of commercial paper, a portion of which has since been repaid. The proceeds from these borrowings were used to fund acquisitions and for general corporate purposes.
  In 1998, Alcoa entered into a new $2.0 billion revolving-credit facility, which expires in equal amounts in August 1999 and August 2003. Under this agreement, certain levels of consolidated net worth must be maintained while commercial paper balances are outstanding.
  In 1997, Alcoa Fujikura issued a $250 term loan and entered into a five-year, $250 revolving-credit agreement. The proceeds of the term loan were used to repay existing debt. These agreements require Alcoa Fujikura to maintain certain financial ratios.
  In 1996, Alcoa Aluminio (Aluminio) issued $400 of export notes. The agreement requires Aluminio to maintain certain financial ratios.
  A portion of the commercial paper issued by Alcoa and the Euro-commercial paper issued by Alcoa of Australia
(AofA) is classified as long-term debt because it is backed by the revolving-credit facility noted above.

H. OTHER ASSETS


December 31                                1998                1997
------------------------------------------------------------------------
Investments, principally equity
 investments                            $ 586.2             $ 464.7
Intangibles, net of accumulated
 amortization of $139.0 in 1998
 and $104.0 in 1997                       127.3               119.8
Noncurrent receivables                     66.8                83.9
Deferred income taxes                     504.8               387.9
Deferred charges and other                604.7               443.3
------------------------------------------------------------------------
				      $ 1,889.8           $ 1,499.6
------------------------------------------------------------------------

I. OTHER NONCURRENT LIABILITIES AND DEFERRED CREDITS


December 31                                1998                1997
------------------------------------------------------------------------
Deferred hedging gains                   $ 55.2             $ 101.6
Deferred alumina sales revenue            228.0               235.9
Environmental remediation                 124.1               170.3
Deferred credits                          335.5               161.3
Other noncurrent liabilities              844.3               602.1
------------------------------------------------------------------------
				      $ 1,587.1           $ 1,271.2
------------------------------------------------------------------------

The deferred hedging gains are associated with metal contracts and will be reflected in future earnings concurrent with the hedged revenues or costs.

J. MINORITY INTERESTS

The following table summarizes the minority shareholders' interests in the equity of consolidated subsidiaries.


December 31                                1998                1997
------------------------------------------------------------------------
Alcoa of Australia                      $ 376.3             $ 390.7
Alcoa Aluminio                            366.0               387.7
Alcoa Alumina and Chemicals               290.2               320.9
Alcoa Fujikura                            232.6               182.7
Other majority-owned companies            210.9               157.7
------------------------------------------------------------------------
				      $ 1,476.0           $ 1,439.7
------------------------------------------------------------------------

K. CASH FLOW INFORMATION

Cash payments for interest and income taxes follow.


				     1998            1997            1996
------------------------------------------------------------------------------
Interest                          $ 198.8         $ 145.9         $ 136.4
Income taxes                        371.0           342.5           265.8
------------------------------------------------------------------------------

The details of cash payments related to acquisitions follow.

				     1998            1997            1996
------------------------------------------------------------------------------
Fair value of assets            $ 5,511.0              --         $ 365.2
Liabilities                      (2,554.7)             --           (62.4)
Stock issued                     (1,320.8)             --              --
------------------------------------------------------------------------------
Cash paid                         1,635.5              --           302.8
Less: cash acquired                 172.6              --              .5
------------------------------------------------------------------------------
Net cash paid for
 acquisitions                   $ 1,462.9              --         $ 302.3
------------------------------------------------------------------------------

L. CONTINGENT LIABILITIES

Various lawsuits, claims and proceedings have been or may be instituted or asserted against Alcoa, including those pertaining to environmental, product liability and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the company.
  Aluminio is currently party to a hydroelectric construction project in Brazil. Total estimated construction costs are $600, of which the company's share is 24%. In the event that other participants in this project fail to fufill their financial responsibilities, Aluminio may be liable for its pro rata share of the deficiency.
  AofA is party to a number of natural gas and electricity contracts that expire between 2001 and 2022. Under these take-or-pay contracts, AofA is obligated to pay for a minimum amount of natural gas or electricity even if these commodities are not required for operations. Commitments related to these contracts total $163 in 1999, $166 in 2000, $162 in 2001, $158 in 2002, $156 in 2003 and $2,125
thereafter. Expenditures under these contracts totaled
$171 in 1998, $219 in 1997 and $229 in 1996.

M. EARNINGS PER SHARE

Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding. See Note N for additional information.
  The details of basic and diluted earnings per common share follow.


				     1998            1997            1996
------------------------------------------------------------------------------
Net income                        $ 853.0         $ 805.1         $ 514.9
Less: preferred stock
 dividends                            2.1             2.1             2.1
------------------------------------------------------------------------------
Income available to common
 stockholders                     $ 850.9         $ 803.0         $ 512.8
Weighted average shares
 outstanding                  349,113,644     344,451,592     348,667,048
Basic EPS                          $ 2.44          $ 2.33          $ 1.47
Effect of dilutive
 securities:
 Shares issuable upon
  exercise of dilutive
  outstanding stock options     2,502,992       3,267,850       3,692,430
------------------------------------------------------------------------------
 Fully diluted shares
  outstanding                 351,616,636     347,719,442     352,359,478
Diluted EPS                        $ 2.42          $ 2.31          $ 1.46
------------------------------------------------------------------------------

N. PREFERRED AND COMMON STOCK

PREFERRED STOCK. Alcoa has two classes of preferred stock.
Serial preferred stock has 557,740 shares authorized, with a par value of $100 per share and an annual $3.75 cumulative dividend preference per share. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

COMMON STOCK. There are 600 million shares authorized at a par value of $1 per share. As of December 31, 1998, 38,670,464 shares of common stock were reserved for issuance under the long-term stock incentive plan.

Stock options under the long-term stock incentive plan have been and may be granted, generally at not less than market prices on the dates of grant, except for the 25 cents per-share options issued as a payout of earned performance share awards. The stock option program includes a reload or stock continuation ownership feature. Stock options granted have a maximum term of 10 years. Vesting occurs one year from the date of grant and six months for options granted under the reload feature.
  Alcoa's net income and earnings per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates.


				     1998            1997            1996
------------------------------------------------------------------------------
Net income:
 As reported                      $ 853.0         $ 805.1         $ 514.9
 Pro forma                          815.0           755.5           472.2
------------------------------------------------------------------------------
Basic earnings per share:
 As reported                         2.44            2.33            1.47
 Pro forma                           2.33            2.19            1.35
------------------------------------------------------------------------------
Diluted earnings per share:
 As reported                         2.42            2.31            1.46
 Pro forma                           2.31            2.17            1.34
------------------------------------------------------------------------------

The weighted average fair value of options granted was $5.73 per share in 1998, $5.90 per share in 1997 and $4.02 per share in 1996.
  The fair value of each option is estimated on the date of grant or subsequent reload using the Black-Scholes pricing model with the following assumptions:


				     1998            1997            1996
------------------------------------------------------------------------------
Average risk-free interest rate       5.2%            6.1%            5.7%
Expected dividend yield               2.1             1.3             2.2
Expected volatility                  25.0            25.0            25.0
Expected life (years):
 Stock options that are not
 reloaded                             2.5             2.5             3.0
 Stock options that are reloaded      1.5             1.0             1.0
------------------------------------------------------------------------------

The transactions for shares under options were:


				 1998                1997                1996
------------------------------------------------------------------------------
Outstanding, beginning
 of year:
 Number                    21,097,450          20,067,884          17,099,286
 Weighted average
  exercise price               $31.67              $25.87              $21.92
Granted:
 Number                    11,799,080          12,775,614          17,401,354
 Weighted average
  exercise price               $34.37              $36.07              $28.15
Exercised:
 Number                    (5,986,190)        (11,424,352)        (14,322,006)
 Weighted average
  exercise price               $30.13              $26.40              $23.95
Expired or forfeited:
 Number                      (281,346)           (321,696)           (110,750)
 Weighted average
  exercise price               $36.49              $31.70              $25.71
------------------------------------------------------------------------------
Outstanding, end of year:
 Number                    26,628,994          21,097,450          20,067,884
 Weighted average
  exercise price               $33.00              $31.67              $25.87
------------------------------------------------------------------------------
Exercisable, end of year:
 Number                    13,755,508          10,411,112           8,693,586
 Weighted average
  exercise price               $30.47              $26.73              $23.30
------------------------------------------------------------------------------
Shares reserved
 for future options        11,393,256          17,797,060           9,311,870
------------------------------------------------------------------------------

The following tables summarize certain stock option information at December 31, 1998:

Options outstanding:



					      Weighted          Weighted
Range of                                       average           average
exercise price              Number      remaining life    exercise price
------------------------------------------------------------------------------
$ 0.25                     322,036          employment            $ 0.25
						career
 13.14-19.70             1,007,162                 1.7             17.42
 19.71-29.56             2,957,476                 6.0             24.71
 29.57-44.47            22,342,320                 7.0             35.27
------------------------------------------------------------------------------
			26,628,994                 6.6             33.00
------------------------------------------------------------------------------

Options exercisable:


						   Weighted average
Range of                                                exercisable
exercise price                           Number               price
--------------------------------------------------------------------------
$ 0.25                                  322,036              $ 0.25
 13.14-19.70                          1,007,162               17.42
 19.71-29.56                          2,957,476               24.71
 29.57-37.28                          9,468,834               34.68
--------------------------------------------------------------------------
				     13,755,508               30.47
--------------------------------------------------------------------------

O. SEGMENT AND GEOGRAPHIC AREA INFORMATION

Alcoa is primarily a producer of aluminum products. Its segments are organized by product on a worldwide basis.
Alcoa's management reporting system evaluates performance based on a number of factors; however, the primary measure of performance is the after-tax operating profit of each segment. Nonoperating items such as interest income, interest expense, foreign exchange gains/losses and minority interest are excluded from segment profit. In addition, certain expenses such as corporate general administrative expenses, depreciation and amortization on corporate assets and certain special items are not included in segment results.
Segment assets exclude cash, cash equivalents, short-term investments and all deferred taxes. Segment assets also exclude corporate items such as fixed assets, LIFO reserves, goodwill allocated to corporate and other amounts.
  The accounting policies of the segments are the same as those described in the Summary of Significant Accounting
Policies (Note A). Transactions between segments are established based on negotiation between the parties. Differences between segment totals and Alcoa's consolidated totals for line items not reconciled are primarily due to allocations to corporate.
  Alcoa's products are used primarily by packaging, transportation (including aerospace, automotive, rail and shipping), building and construction, and industrial customers worldwide. Total exports from the U.S. were $1,283.1 in 1998, compared with $1,207 in 1997 and $1,015 in 1996. Alcoa's reportable segments follow.

ALUMINA AND CHEMICALS. This segment's activities include the mining of bauxite, which is then refined into alumina.
The alumina is then sold to internal and external customers worldwide, or processed into industrial chemical products.
The alumina operations of Alcoa World Alumina and Chemicals
(AWAC) comprise the majority of this segment.

PRIMARY METALS. This group's focus is Alcoa's worldwide smelter system. Primary metals receives alumina from the alumina and chemicals segment and produces aluminum ingot to be used by other Alcoa segments, as well as sold to outside customers.

FLAT-ROLLED PRODUCTS. This segment's primary business is the production and sale of aluminum sheet, plate and foil. This segment includes the aggregation of rigid container sheet (RCS), which is used to produce aluminum beverage cans, and mill products used in the transportation and distributor markets.

ENGINEERED PRODUCTS. This segment includes the aggregation of hard and soft alloy extrusions, aluminum forgings and wire, rod and bar. These products serve primarily the transportation, construction and distributor markets.

OTHER. This category includes Alcoa Fujikura Limited, which produces electrical components for the automotive industry along with telecommunication products. In addition, Alcoa's aluminum and plastic closure operations and Alcoa's residential building products operations are included in this group.


				  Alumina and         Primary     Flat-rolled      Engineered
Segment information                 chemicals          metals        products        products           Other           Total
--------------------------------------------------------------------------------------------------------------------------------
1998
Sales:
 Third-party sales                  $ 1,847.2       $ 2,104.8       $ 4,900.2       $ 3,110.0       $ 3,361.8      $ 15,324.0
 Intersegment sales                     832.1         2,282.6            58.6            10.9              --         3,184.2
--------------------------------------------------------------------------------------------------------------------------------
 Total sales                        $ 2,679.3       $ 4,387.4       $ 4,958.8       $ 3,120.9       $ 3,361.8      $ 18,508.2
--------------------------------------------------------------------------------------------------------------------------------
Profit and loss:
 Equity income (loss)                    $ .6          $ 27.0           $ 8.2           $ (.4)          $ 9.8          $ 45.2
 Depreciation, depletion and
  amortization                          158.9           175.6           190.2            88.4           154.5           767.6
 Special items                             --              --              --              --              --              --
 Income tax                             173.8           174.3           126.0            84.5           106.8           665.4
 After-tax operating income             317.7           331.0           305.5           183.5           165.1         1,302.8
--------------------------------------------------------------------------------------------------------------------------------
Assets:
 Capital expenditures                 $ 275.1         $ 164.3         $ 152.0         $ 105.0         $ 143.2         $ 839.6
 Equity investment                       50.3           149.9            69.2              --           146.0           415.4
 Total assets                         3,081.8         5,340.9         3,512.8         2,427.4         2,245.6        16,608.5
--------------------------------------------------------------------------------------------------------------------------------
1997
Sales:
 Third-party sales                  $ 1,977.7       $ 1,600.0       $ 4,187.5       $ 2,077.5       $ 3,457.9      $ 13,300.6
 Intersegment sales                     634.0         1,965.8            52.7             9.2              --         2,661.7
--------------------------------------------------------------------------------------------------------------------------------
 Total sales                        $ 2,611.7       $ 3,565.8       $ 4,240.2       $ 2,086.7       $ 3,457.9      $ 15,962.3
--------------------------------------------------------------------------------------------------------------------------------
Profit and loss:
 Equity income (loss)                    $ .2          $ 23.0           $ 7.2           $ (.4)         $ 11.6          $ 41.6
 Depreciation, depletion and
  amortization                          174.6           129.5           173.0            66.2           155.9           699.2
 Special items loss (gain)                4.2            (2.9)           (1.5)           (2.3)          (70.6)          (73.1)
 Income tax                             167.8           224.4           123.1            47.7           103.8           666.8
 After-tax operating income             301.8           417.4           268.4            99.9           177.3         1,264.8
--------------------------------------------------------------------------------------------------------------------------------
Assets:
 Capital expenditures                 $ 201.0         $ 137.3         $ 158.9         $ 148.6         $ 128.3         $ 774.1
 Equity investment                       51.4           140.2            61.0             1.2           123.6           377.4
 Total assets                         3,027.3         2,333.6         2,785.5         1,469.2         2,284.2        11,899.8
--------------------------------------------------------------------------------------------------------------------------------

1996
Sales:
 Third-party sales                  $ 1,962.8       $ 1,579.8       $ 4,082.1       $ 1,868.6       $ 3,567.0      $ 13,060.3
 Intersegment sales                     617.1         1,899.6            21.2            14.9              --         2,552.8
--------------------------------------------------------------------------------------------------------------------------------
 Total sales                        $ 2,579.9       $ 3,479.4       $ 4,103.3       $ 1,883.5       $ 3,567.0      $ 15,613.1
--------------------------------------------------------------------------------------------------------------------------------
Profit and loss:
 Equity income                           $ .7          $ 16.8            $ .4              --          $ 13.0          $ 30.9
 Depreciation, depletion and
  amortization                          167.4           138.5           187.7          $ 63.7           171.0           728.3
 Special items                            7.5             3.1            25.7            10.7           103.6           150.6
 Income tax                             167.2           161.8            87.2            28.8            25.3           470.3
 After-tax operating income
  (loss)                                339.7           313.2           160.0            46.2             (.9)          858.2
--------------------------------------------------------------------------------------------------------------------------------
Assets:
 Capital expenditures                 $ 295.4          $ 92.4         $ 160.8         $ 139.7         $ 219.5         $ 907.8
 Equity investment                      141.1           141.7            62.4             1.3            82.9           429.4
 Total assets                         3,399.4         2,565.1         2,796.3         1,300.3         2,564.3        12,625.4
--------------------------------------------------------------------------------------------------------------------------------

The following reconciles segment information to consolidated totals.


				     1998            1997            1996
------------------------------------------------------------------------------
Sales:
 Total sales                   $ 18,508.2      $ 15,962.3      $ 15,613.1
 Elimination of intersegment
  sales                          (3,184.2)       (2,661.7)       (2,552.8)
 Other revenues                      15.8            18.6              .7
------------------------------------------------------------------------------
    Consolidated sales         $ 15,339.8      $ 13,319.2      $ 13,061.0
------------------------------------------------------------------------------
Net income:
 Total after-tax operating
  income                        $ 1,302.8       $ 1,264.8         $ 858.2
 Elimination of intersegment
  (profit) loss                     (15.7)           11.6            (7.8)
 Unallocated amounts (net of
  tax):
   Interest income                   63.5            67.2            63.5
   Interest expense                (128.6)          (91.7)          (86.5)
   Minority interest               (238.3)         (267.9)         (206.1)
   Mark-to-market losses            (44.5)          (12.7)          (57.1)
   Corporate expense               (196.6)         (171.9)         (160.4)
   Other                            110.4             5.7           111.1
------------------------------------------------------------------------------
    Consolidated net income       $ 853.0         $ 805.1         $ 514.9
------------------------------------------------------------------------------
Assets:
 Total assets                  $ 16,608.5      $ 11,899.8      $ 12,625.4
 Elimination of intersegment
  receivables                      (377.7)         (286.5)         (274.9)
Unallocated amounts:
 Cash, cash equivalents and
  short-term investments            381.6           906.4           616.6
 Deferred tax assets                702.8           560.2           638.3
 Corporate goodwill                 479.7              --              --
 Corporate fixed assets             315.0           326.0           263.0
 LIFO reserve                      (702.8)         (769.8)         (753.7)
 Other                               55.4           434.5           335.2
------------------------------------------------------------------------------
    Consolidated assets        $ 17,462.5      $ 13,070.6      $ 13,449.9
------------------------------------------------------------------------------

Geographic information for revenues, based on country of origin, and long-lived assets follows:


				     1998            1997            1996
------------------------------------------------------------------------------
Revenues:
 United States                  $ 8,728.4       $ 7,189.4       $ 7,245.9
 Australia                        1,469.7         1,874.5         1,918.9
 Spain                              965.0            44.4            43.9
 Brazil                             934.4         1,160.6         1,135.5
 Canada                             573.6           404.1           350.7
 Germany                            553.5           580.0           623.2
 Other                            2,115.2         2,066.2         1,742.9
------------------------------------------------------------------------------
				$15,339.8       $13,319.2       $13,061.0
------------------------------------------------------------------------------
Long-lived assets:
 United States                  $ 6,725.6       $ 4,132.8       $ 4,173.2
 Australia                        1,441.3         1,453.3         1,781.0
 Brazil                             967.1         1,046.7         1,138.6
 Canada                             890.2             1.9             1.9
 Germany                            212.6           201.2           232.6
 Other                            1,023.6           852.8           766.4
------------------------------------------------------------------------------
				$11,260.4       $ 7,688.7       $ 8,093.7
------------------------------------------------------------------------------

P. INCOME TAXES The components of income before taxes on income were:


				     1998            1997            1996
------------------------------------------------------------------------------
U.S.                              $ 594.8         $ 707.5         $ 419.0
Foreign                           1,010.0           894.2           662.7
------------------------------------------------------------------------------
				$ 1,604.8       $ 1,601.7       $ 1,081.7
------------------------------------------------------------------------------

The provision for taxes on income consisted of:


				     1998            1997            1996
------------------------------------------------------------------------------
Current:
 U.S. federal*                    $ 159.0         $ 172.1           $ 3.5
 Foreign                            218.9           273.8           217.0
 State and local                     26.1             (.4)           19.9
------------------------------------------------------------------------------
				    404.0           445.5           240.4
------------------------------------------------------------------------------
Deferred:
 U.S. federal*                       81.2            81.7           143.1
 Foreign                             24.5            (3.5)          (34.8)
 State and local                      3.8             5.0            12.0
------------------------------------------------------------------------------
				    109.5            83.2           120.3
------------------------------------------------------------------------------
Total                             $ 513.5         $ 528.7         $ 360.7
------------------------------------------------------------------------------

*Includes U.S. taxes related to foreign income

Reconciliation of the U.S. federal statutory rate to Alcoa's effective tax rate follows.


				     1998            1997            1996
------------------------------------------------------------------------------
U.S. federal statutory rate          35.0%           35.0%           35.0%
Taxes on foreign income              (4.1)            (.2)           (3.0)
State taxes net of federal
 benefit                               .7             (.2)            1.7
Other                                  .4            (1.6)            (.4)
------------------------------------------------------------------------------
Effective tax rate                   32.0%           33.0%           33.3%
------------------------------------------------------------------------------

The components of net deferred tax assets and liabilities follow.


				      1998                     1997
			   ---------------------------------------------------
			      Deferred     Deferred    Deferred    Deferred
				   tax          tax         tax         tax
December 31                     assets  liabilities      assets liabilities
------------------------------------------------------------------------------
Depreciation                        --     $  880.5          --    $  840.4
Employee benefits             $  868.6           --    $  789.5          --
Loss provisions                  207.7           --       186.3          --
Deferred income/expense          124.4        103.3       128.9       113.0
Tax loss carryforwards           192.5           --       156.0          --
Tax credit carryforwards           4.9           --          --          --
Other                             67.9         46.3        72.6        51.1
------------------------------------------------------------------------------
			       1,466.0      1,030.1     1,333.3     1,004.5
Valuation allowance             (134.7)          --      (103.5)         --
------------------------------------------------------------------------------
			      $1,331.3     $1,030.1    $1,229.8    $1,004.5
------------------------------------------------------------------------------

Of the total deferred tax assets associated with the tax loss carryforwards, $66.2 expires over the next 10 years and $126.3 is unlimited. A substantial portion of the valuation allowance relates to these carryforwards because the ability to generate sufficient foreign taxable income in future years is uncertain.
  The cumulative amount of Alcoa's share of undistributed earnings for which no deferred taxes have been provided was $1,528.0 at December 31, 1998. Management has no plans to distribute such earnings in the foreseeable future.
It is not practical to determine the deferred tax liability on these earnings.

Q. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Alcoa maintains pension plans covering most U.S. employees and certain other employees. Pension benefits generally depend on length of service, job grade and remuneration.
Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due.
  Alcoa maintains health care and life insurance benefit plans covering most eligible U.S. retired employees and certain other retirees. Generally, the medical plans pay a stated percentage of medical expenses, reduced by deductibles and other coverages. These plans are generally unfunded, except for certain benefits funded through a trust. Life benefits are generally provided by insurance contracts.
Alcoa retains the right, subject to existing agreements, to change or eliminate these benefits.
  The table below reflects the status of Alcoa's pension and postretirement benefit plans.


				Pension benefits      Postretirement benefits
			   ---------------------------------------------------
December 31                       1998         1997        1998        1997
------------------------------------------------------------------------------
CHANGE IN BENEFIT
 OBLIGATION
  Benefit obligation at
 beginning of year           $ 4,700.3    $ 4,534.9   $ 1,675.1   $ 1,559.8
  Service cost                   118.8         95.4        17.8        17.8
  Interest cost                  317.8        304.6       111.9       104.7
  Amendments                       8.1           .8          .8         2.0
  Actuarial losses               164.8        167.2        30.5        96.1
  Alumax acquisition             473.3           --       148.2          --
  Divestitures                   (46.6)        (7.9)       (4.8)       (3.5)
  Benefits paid                 (332.6)      (337.0)     (117.0)     (101.2)
  Exchange rate                  (10.1)       (57.7)        (.3)        (.6)
------------------------------------------------------------------------------
  Benefit obligation at end
 of year                     $ 5,393.8    $ 4,700.3   $ 1,862.2   $ 1,675.1
------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
  Fair value of plan assets
 at beginning of year        $ 5,100.8    $ 4,335.2   $    88.3      $ 75.1
  Actual return on plan
 assets                          600.5      1,042.0        11.6        13.2
  Alumax acquisition             428.4           --          --          --
  Divestiture                    (50.1)       (10.3)         --          --
  Employer contributions          47.2        113.7          --          --
  Participants
 contributions                    11.3         12.3          --          --
  Benefits paid                 (350.6)      (316.4)         --          --
  Administrative expenses        (16.6)       (15.8)         --          --
  Exchange rate                  (12.8)       (59.9)         --          --
------------------------------------------------------------------------------
  Fair value of plan assets
 at end of year              $ 5,758.1    $ 5,100.8   $    99.9   $    88.3
------------------------------------------------------------------------------

FUNDED STATUS                    364.3        400.5    (1,762.3)   (1,586.8)
  Unrecognized net
 actuarial loss                 (789.2)      (785.9)      (47.6)      (82.3)
  Unrecognized net prior
 service cost (credit)            90.4        126.3      (150.8)     (185.5)
  Unrecognized transition
 obligation                        1.9          4.5          --          --
------------------------------------------------------------------------------
  Net amount recognized      $  (332.6)   $  (254.6)  $(1,960.7)  $(1,854.6)
------------------------------------------------------------------------------

AMOUNT RECOGNIZED IN THE
 BALANCE SHEET CONSISTS OF:
  Prepaid benefit                 58.5         26.4          --          --
  Accrued benefit liability     (424.7)      (310.6)   (1,960.7)   (1,854.6)
  Intangible asset                 9.3         14.0          --          --
  Accumulated other
 comprehensive income             24.3         15.6          --          --
------------------------------------------------------------------------------
  Net amount recognized      $  (332.6)   $  (254.6)  $(1,960.7)  $(1,854.6)
------------------------------------------------------------------------------

The components of net periodic benefit costs are reflected below.


						    Pension benefits                            Postretirement benefits
				 ------------------------------------------------------------------------------------------------
December 31                             1998              1997            1996            1998            1997            1996
---------------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
 BENEFIT COSTS
  Service cost                       $ 118.8            $ 95.4         $ 101.7          $ 17.8          $ 17.8          $ 19.3
  Interest cost                        317.8             304.6           291.0           111.9           104.7           104.4
  Expected return on plan
   assets                             (390.6)           (346.2)         (324.1)           (8.0)           (6.8)           (5.8)
  Amortization of prior service
   cost (benefit)                       48.3              36.7            34.5           (34.0)          (34.2)          (40.9)
  Recognized actuarial (gain)
   loss                                 (7.2)               .7             1.0            (5.2)           (3.4)           (3.2)
  Amortization of transition
   obligation                            1.6               1.4             2.3              --              --              --
---------------------------------------------------------------------------------------------------------------------------------
  Net periodic benefit costs         $  88.7            $ 92.6         $ 106.4          $ 82.5          $ 78.1          $ 73.8
---------------------------------------------------------------------------------------------------------------------------------

The aggregate benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $754.3 and $445.0, respectively, as of December 31, 1998, and $383.3 and $179.3, respectively, as of December 31, 1997. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $500.8 and $287.1, respectively, as of December 31, 1998, and $179.0 and $26.3, respectively, at December
31, 1997.
  Weighted average assumptions used to determine plan liabilities and expense follow.


December 31                          1998            1997            1996
------------------------------------------------------------------------------
Discount rate                        6.50%           6.75%           7.00%
Expected long-term return on
 plan assets                         9.00            9.00            9.00
Rate of compensation increase        5.00            5.00            5.00
------------------------------------------------------------------------------

For measurement purposes, a 6.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.0% in 2004 and remain at that level thereafter.
  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan.
A one percentage point change in assumed health care cost trend rates would have the following effects:


					     1%                  1%
				       increase            decrease
------------------------------------------------------------------------
Effect on total of service and
 interest cost components                $ 10.7              $ (9.1)
Effect on postretirement benefit
 obligations                              139.8              (120.8)
--------------------------------------------------------------------------

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $57.3 in 1998, $47.2 in 1997 and $44.4 in 1996.

R. LEASE EXPENSE Certain equipment, warehousing and office space and oceangoing vessels are under operating lease agreements. Total expense for all leases was $129.6 in 1998, $110.9 in 1997 and $95.4 in 1996. Under long-term operating leases, minimum annual rentals are $81.5 in 1999, $60.3 in 2000, $47.7 in 2001, $30.1 in 2002, $16.5
in 2003 and a total of $40.4 for 2004 and thereafter.

S. INTEREST COST COMPONENTS


				     1998            1997            1996
------------------------------------------------------------------------------
Amount charged to expense         $ 197.9         $ 140.9         $ 133.7
Amount capitalized                   13.2             9.0             5.3
------------------------------------------------------------------------------
				  $ 211.1         $ 149.9         $ 139.0
------------------------------------------------------------------------------

T. FINANCIAL INSTRUMENTS The carrying values and fair values of Alcoa's financial instruments at December 31 follow.


					1998                     1997
			   ---------------------------------------------------
			      Carrying         Fair    Carrying        Fair
				 value        value       value       value
------------------------------------------------------------------------------
Cash and cash equivalents     $  342.2     $  342.2    $  800.8    $  800.8
Short-term investments            39.4         39.4       105.6       105.6
Noncurrent receivables            66.8         66.8        83.9        83.9
Short-term debt                  612.1        612.1       494.9       494.9
Long-term debt                 2,877.0      2,902.1     1,457.2     1,456.3
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

FOREIGN EXCHANGE CONTRACTS. The company enters into foreign exchange contracts to hedge its significant firm and anticipated purchase and sale commitments denominated in foreign currencies. These contracts cover periods commensurate with known or expected exposures, generally within 24 months, and are principally unsecured foreign exchange contracts with carefully selected banks. The market risk exposure is essentially limited to risk related to currency rate movements. Unrealized losses on these contracts at December 31, 1998 and 1997 were $36.0 and $84.9, respectively.
  The table below reflects the various types of foreign exchange contracts Alcoa uses to manage its foreign exchange risk.


					1998                    1997
			   ---------------------------------------------------
			      Notional       Market    Notional      Market
				amount        value      amount       value
------------------------------------------------------------------------------
Forwards                     $ 2,845.3      $ (57.8)  $ 2,235.8    $ (102.7)
Purchased options                 51.8          1.2       232.5       (42.1)
Written options                   27.1          (.1)      202.1        40.3
------------------------------------------------------------------------------

The notional values summarized above provide an indication of the extent of the company's involvement in such instruments but do not represent its exposure to market risk. Alcoa utilizes written options mainly to offset or close out purchased options.
  The following table summarizes by major currency the contractual amounts of Alcoa's forward exchange and option contracts translated to U.S. dollars at December 31 rates. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.


					 1998                    1997
			   ---------------------------------------------------
				   Buy         Sell         Buy        Sell
------------------------------------------------------------------------------
Australian dollar             $1,750.7       $210.6    $1,492.0      $291.3
Canadian dollar                  230.3        129.3         7.1         1.1
Dutch guilder                    134.9         22.5       111.9        18.1
Japanese yen                     109.3         14.0        68.2        12.1
Deutsche mark                     21.9         69.0        36.5       151.2
Pound sterling                    29.8         69.7        62.3       115.3
Other                             35.0         35.7        38.1        63.5
------------------------------------------------------------------------------
			      $2,311.9       $550.8    $1,816.1      $652.6
------------------------------------------------------------------------------

INTEREST RATE SWAPS. Alcoa manages its debt portfolio by using interest rate swaps and options to achieve an overall desired position of fixed and floating rates.
As of December 31, 1998, the company had the following interest rate swap contracts outstanding:
>  Four interest rate swap contracts relating to Alcoa's
5.75% notes that mature in 2001. The swaps convert $175 notional amount from fixed rates to floating rates and mature in 2001.
> Four basis swap contracts on $175 notional amount relating to Alcoa's outstanding commercial paper. These swaps mature in 1999.
> Five interest rate swap contracts relating to Alcoa Fujikura's variable rate loan. These agreements convert the variable rate to a fixed rate on a notional amount of $218 and mature in 2002.
   In addition to the above, Aluminio has a number of interest rate swap contracts, relating to deposit accounts, that primarily convert local currency floating rates to dollar fixed rates, on a notional amount of $276.
  Alcoa utilizes cross-currency interest rate swaps to take advantage of international debt markets while limiting foreign exchange risk. At year-end 1998, Alcoa had in place foreign currency forward contracts to effectively convert the principal payment due in 1999 on its Yen7.5 billion loan to a U.S. dollar obligation on a notional amount of $78. Alcoa also had in place Yen2.5 billion of cross-currency interest rate swaps that effectively convert
U.S. dollar-denominated debt into liabilities in yen based on Japanese interest rates.
  Based on current interest rates for similar transactions, the fair value of all interest rate swap agreements is not material.
  Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material. The effect of interest rate swaps on Alcoa's composite interest rate on long-term debt was not material at the end of 1998 or 1997.
  Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, but does not anticipate nonperformance by any of the counterparties.
  For further information on Alcoa's hedging and derivatives activities, see Note A.

U. ENVIRONMENTAL MATTERS

Alcoa continues to participate in environmental assessments and cleanups at a number of locations, including at operating facilities and adjoining properties, at previously owned or operated facilities and at Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated.
See Note A for additional information.
  As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the ranges of potential costs for certain matters. For example, there are issues related to the Massena, New York, and Pt. Comfort, Texas sites that allege natural resource damage or off-site contaminated sediments, where investigations are ongoing. The following discussion provides additional details regarding the current status of these two sites.
  MASSENA/GRASSE RIVER. Sediments and fish in the Grasse
River adjacent to Alcoa's Massena, New York plant site contain varying levels of polychlorinated biphenyl (PCB).
Alcoa has been identified by the U.S. Environmental Protection Agency (EPA) as potentially responsible for this contamination and, since 1989, has been conducting investigations and studies of the river under order from the EPA issued under the Comprehensive Environmental Response, Compensation and Liability Act.
  During 1998, Alcoa continued to perform studies and investigations on the Grasse River. In addition, Alcoa proposed to submit the report of remedial alternatives to EPA in phases, as additional information is obtained from these ongoing studies and investigations. In October 1998, Alcoa submitted the first of these phased reports, consisting of a summary of results of certain river and sediment studies performed over the past several years. Based on these studies, Alcoa has proposed to EPA that pilot scale tests be performed to assess the feasibility of performing certain sediment covering techniques. The costs of these pilot scale tests have been fully reserved. The results of these tests and other related field pilot studies should permit the development of the remaining phases of the remedial alternative report. Alcoa is awaiting EPA approval for these pilot tests.
  Based on the above, the costs to complete a remedy related to this site currently cannot be estimated since they will depend on the remedial method chosen. Alcoa is also aware of a natural resource damage claim that may be asserted by certain federal, state and tribal natural resource trustees at this location.

  PT. COMFORT/LAVACA BAY. In 1990, Alcoa began discussions with certain state and federal natural resource trustees concerning alleged releases of mercury from its Pt. Comfort, Texas facility into the adjacent Lavaca Bay. In March
1994, EPA listed the "Alcoa (Point Comfort)/Lavaca Bay
Site" on the National Priorities List and, shortly thereafter, Alcoa and EPA entered into an administrative order on consent under which Alcoa is obligated to conduct certain remedial investigations and feasibility studies. In accordance with this order, Alcoa recently submitted a draft remedial investigation and a draft baseline risk assessment to EPA. Alcoa expects to submit a draft feasibility study during 1999. In addition, Alcoa recently commenced construction of the EPA-approved project to fortify an offshore dredge disposal island. The probable and estimable costs of these actions are fully reserved. Additional costs to complete a remedy currently cannot be estimated since they will depend on the extent of remediation required, if any, the remedial method chosen and the time frame to complete any remediation activity. Since the order with EPA, Alcoa and the natural resource trustees have continued efforts to understand natural resource injury and ascertain appropriate restoration alternatives. That process is expected to be completed within the next 12 to 24 months.
  Based on the above, it is possible that results of operations in a particular period could be materially affected by certain of these matters. However, based on facts currently available, management believes that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.
  Alcoa's remediation reserve balance at the end of 1998
and 1997 was $217.0 and $243 (of which $84.6 and $72.7
were classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. About 20% of the 1998 balance relates to the Massena plant site and 16% of the 1998 balance relates to the Pt. Comfort plant site. Remediation expenses charged to the reserve were $63 in 1998, $64 in 1997 and $72 in 1996. They include expenditures currently mandated, as well as those not required by any regulatory authority or third party.
  Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY DATA (UNAUDITED)
(dollars in millions, except per-share amounts)



1998                  First      Second       Third      Fourth        Year
------------------------------------------------------------------------------
Sales              $3,445.1    $3,587.0    $4,108.9    $4,198.8   $15,339.8
Income from
 operations           279.7       269.5       266.2       275.9     1,091.3
Net income            209.9       207.1       217.7       218.3*      853.0
Earnings per
 share:
 Basic                  .63         .62         .61         .59        2.44
 Diluted                .62         .62         .61         .59        2.42
------------------------------------------------------------------------------

*The 1998 fourth quarter included an after-tax credit of $31.6 related to changes in the LIFO index.


1997                  First      Second       Third      Fourth        Year
------------------------------------------------------------------------------
Sales              $3,231.1    $3,432.0    $3,357.5    $3,298.6    $3,319.2
Income from
 operations           220.8       276.0       286.4       289.8     1,073.0
Net income            159.1       207.6       228.1       210.3*      805.1
Earnings per
 share:
 Basic                  .46         .60         .66         .62        2.33
 Diluted                .45         .59         .65         .61        2.31
------------------------------------------------------------------------------

*The 1997 fourth quarter included an after-tax credit of $19.1 related to changes in the LIFO index.

NUMBER OF EMPLOYEES (UNAUDITED)


				1998              1997              1996
------------------------------------------------------------------------------
Other Americas                40,900            36,200            29,800
U.S.                          38,900            27,200            28,900
Europe                        18,200            11,900            12,500
Pacific                        5,500             6,300             5,600
------------------------------------------------------------------------------
			     103,500            81,600            76,800
------------------------------------------------------------------------------

			GRAPHICS APPENDIX LIST


Revenues by Segment - page 29
billions of dollars

			      1996      1997      1998
			      ----      ----      ----

Alumina and Chemicals          2.0       2.0       1.8
Primary Metals                 1.6       1.6       2.1
Engineered Products            1.9       2.1       3.1
Flat-rolled Products           4.1       4.2       4.9
Other Segments                 3.5       3.4       3.4

Higher volumes for aluminum and alumina more than offset lower overall prices for these products. Nonaluminum product revenues fell as improved revenues from automotive electrical components and plastic closures were offset by the loss of revenues from divested operations.


Alumina Production - page 29
thousands of metric tons

			1994      1995      1996      1997       1998
			----      ----      ----      ----       ----

			10,195    10,578    10,644    11,048     12,938


Aluminum Product Shipments - page 30
thousands of metric tons

			     1994      1995      1996      1997      1998
			     ----      ----      ----      ----      ----

Ingot                          655       673       901       920     1,367
Fabricated Products          1,896     1,909     1,940     2,036     2,584
			     -----     -----     -----     -----     -----
Total                        2,551     2,582     2,841     2,956     3,951
			     =====     =====     =====     =====     =====


Average Realized Ingot Price - page 30
cents per pound

			  1994      1995      1996      1997      1998
			  ----      ----      ----      ----      ----

			  $.64      $.81      $.73      $.75      $.67


Number of Employees - page 33
in thousands at year end
			     1994      1995      1996      1997      1998
			     ----      ----      ----      ----      ----

Nonaluminum                  17.3      26.7      33.8      39.7       46.7

Alumina and Aluminum         42.9      45.3      43.0      41.9       56.8
			     ----      ----      ----      ----      -----

Total                        60.2      72.0      76.8      81.6      103.5
			     =====     ====      ====      ====      =====



Cash From Operations - page 35
millions of dollars

			  1994      1995      1996      1997      1998
			  ----      ----      ----      ----      ----

			  1,394     1,713     1,279     1,888     2,197

Debt as a Percent of Invested Capital - page 35

			  1994      1995      1996      1997      1998
			  ----      ----      ----      ----      ----

			  20.3      24.0      25.5      25.0      31.7

Free Cash Flow to Debt Coverage - page 36 times covered

			  1994      1995      1996      1997      1998
			  ----      ----      ----      ----      ----

			  1.09      1.12      0.79      1.13      0.63


Capital Expenditures and Depreciation - page 36 millions of dollars

			      1994      1995      1996      1997      1998
			      ----      ----      ----      ----      ----

Capital Expenditures          612       887       996       912       932

Depreciation                  671       713       747       735       842



Employees by Geographic Area - page 53
1998:  103,500

Other Americas                39%
U.S.                          38%
Europe                        18%
Pacific                        5%



Percent Return on Shareholders' Equity - page 63

			      1994      1995      1996      1997      1998
			      ----      ----      ----      ----      ----

Before Unusual Items          5.2       18.8      14.4      17.1      16.3

After Unusual Items           9.9       18.5      11.6      18.1      16.3



Dividends Paid per Common Share* - page 64

			      1994      1995      1996     1997      1998
			      ----      ----      ----     ----      ----

Variable                        0         0       .215        0       .25
Base                          .40       .45       .45      .488       .50
			      ---       ---       ----     ----       ---
			      .40       .45       .665     .488       .75

* Adjusted to reflect two-for-one stock split in February 1995 and February 1999


Stock Listing - page 64

Common:  New York Stock Exchange, The Electronical Stock
Exchange in Switzerland and exchanges in Brussels, Frankfurt and London

Preferred:  Ticker Symbol:AA American Stock Exchange


Quarterly Common Stock Information - page 64

				1998*                           1999*
		    ----------------------------    ----------------------------

Quarter             High      Low       Dividend    High      Low       Dividend

First               $39-1/16  $32-9/16  $.1875      $38-1/8   $32-1/8   $.1125
Second               39-11/16  31-3/8    .1875       39-5/8    32-5/8    .125
Third                37        29        .1875       44-13/16  37-9/16   .125
Fourth               40-5/8    33-5/8    .1875       42        33        .125
--------------------------------------------------------------------------------
Year                $40-5/8   $29       $.75        $44-13/16 $32-1/8   $.4875
================================================================================

* Adjusted to reflect two-for-one stock split declared January 8, 1999



Common Share Data - page 64

		Estimated number        Average shares
		of shareholders*        outstanding (000)+
----------------------------------------------------------

1998            119,000                 349,114
1997             95,800                 344,452
1996             88,300                 348,667
1995             83,600                 356,036
1994             55,200                 355,764
----------------------------------------------------------

*These estimates include shareholders who own stock registered in their own names and those who own stock through banks and brokers.

+Adjusted to reflect two-for-one split declared January 8, 1999
