Form 10-K405, Exhibit 13
period 1999-12-31
ALCOA INC
filed 2000-02-28
CIK 4281

EXHIBIT 13

SELECTED FINANCIAL DATA
(dollars in millions, except per-share amounts and ingot prices)



                                                1999              1998              1997              1996              1995
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                       $ 16,323          $ 15,340          $ 13,319          $ 13,061          $ 12,500
Net income*                                    1,054               853               805               515               791
  Earnings per common share
    Basic                                       2.87              2.44              2.33              1.47              2.22
    Diluted                                     2.82              2.42              2.31              1.46              2.20
-----------------------------------------------------------------------------------------------------------------------------------
Alcoa's average realized price per
  pound for aluminum ingot                       .67               .67               .75               .73               .81
Average U.S. market price per pound
  for aluminum ingot (Metals Week)               .66               .66               .77               .71               .86
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per common share            .805               .75              .488              .665               .45
Total assets                                  17,066            17,463            13,071            13,450            13,643
Long-term debt (noncurrent)                    2,657             2,877             1,457             1,690             1,216
-----------------------------------------------------------------------------------------------------------------------------------

*Includes net after-tax gains of $44 in 1997, and net after-tax charges of $122 in 1996 and $10 in 1995


RESULTS OF OPERATIONS
(dollars in millions, except share amounts and ingot prices;
shipments in thousands of metric tons [mt])

EARNINGS SUMMARY
1999 was a milestone year for Alcoa, as net income exceeded $1 billion for the first time in the company's 111-year history. Highlights from the year include:
>    Net income of $1,054, a 24% increase from 1998;
>    Aluminum shipments of 4,478 mt, up 13% from 1998;
>    Revenues of $16,323, driven by higher volumes; and
>    Return on average shareholders' equity of 17.2%.
     The  improvement  in  Alcoa's  1999 net  income  was the  result  of higher aluminum revenues, operating improvements and a lower effective tax rate. Revenues increased as a result of higher volumes, partly offset by lower overall aluminum prices.
     Alcoa's financial results for 1998 also were strong, as summarized below:
>    Net income of $853, 6% above 1997;
>    Aluminum shipments of 3,951 mt, up 34% from 1997;
>    Revenues of $15,340, resulting from higher volumes; and
>    Return on average shareholders' equity of 16.3%.
     Improved financial results for 1998 relative to 1997 were the result of higher volumes, aided in part by the Alumax and Inespal acquisitions, and good cost performance. Partially offsetting these positive factors were lower overall aluminum and alumina prices and the impact of higher debt levels.

SEGMENT INFORMATION
Alcoa's operations consist of four worldwide segments: Alumina and Chemicals, Primary Metals, Flat-Rolled Products, and Engineered Products. Alcoa businesses that are not reported to management as part of one of these four segments are aggregated and reported as "Other." Alcoa's management reporting system measures the after-tax operating income (ATOI) of each segment. Nonoperating items, such as interest income, interest expense, foreign exchange gains/losses, the effects of LIFO accounting and minority interest, are excluded from segment profit. In addition, certain expenses, such as corporate general administrative expenses, depreciation and amortization on corporate assets, and certain special items, are not included in segment results. Segment assets exclude cash, cash equivalents, short-term investments and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserve, goodwill allocated to corporate and other amounts. In 1999, Alcoa changed its internal reporting system to include the results of aluminum hedging in the Primary Metals segment. Previously, these results were included as reconciling items between segment ATOI and net income. Segment results for 1998 and 1997 have been restated to reflect this change.
     ATOI for all segments totaled $1,489 in 1999, compared with $1,344 in 1998 and $1,247 in 1997. See Note O to the financial statements for additional information. The following discussion provides shipment, revenue and ATOI data for each segment for the years 1997 through 1999.

I. ALUMINA AND CHEMICALS


                                   1999              1998            1997
------------------------------------------------------------------------------
Third-party alumina
 shipments (mt)                   7,054             7,130           7,223
Third-party sales                $1,842            $1,847          $1,978
Intersegment sales                  925               832             634
------------------------------------------------------------------------------
Total sales                     $ 2,767           $ 2,679         $ 2,612
------------------------------------------------------------------------------
After-tax operating income        $ 307             $ 318           $ 302
------------------------------------------------------------------------------


This segment's activities include the mining of bauxite, which is then refined into alumina. Alumina is sold to internal and external customers worldwide or is processed into industrial chemical products. Approximately two-thirds of the third-party sales from this segment are from alumina.
     In 1999, third-party sales of alumina were up 5% compared with 1998. Shipments fell 1% while realized prices rose 6%. For 1998, third-party sales of alumina fell 14% from 1997, as realized prices fell 13% and shipments fell 1%. Lower third-party shipments, as a consequence of higher intersegment sales in 1999 and 1998, were a direct result of the Alumax acquisition. Previously, sales of alumina to Alumax were classified as third-party revenues; these sales are now recorded as intersegment. Including intersegment sales, shipments were down slightly in 1999 and up in 1998.
     Third-party sales of alumina-based chemical products were down 3% in 1999, as the divestiture of Alcoa Specialty Chemicals in 1998, lower prices and a lower value-added mix more than offset higher shipments. In 1998, sales were unchanged compared with 1997, as higher shipments, aided by acquisitions, were offset by lower prices.
     Segment ATOI for 1999 fell 3% from 1998 to $307. Alumina ATOI fell 4%, as intersegment sales comprised a higher percentage of total sales. Offsetting a portion of this decline was improved cost performance in Brazil, along with lower energy and raw material costs at operations in Australia and the U.S., respectively. Chemicals ATOI for 1999 rose 13%, as the impact of lower third-party sales was more than offset by cost improvements relating to productivity enhancements at North American operations and lower production costs. Segment ATOI in 1998 rose 5% over 1997, as lower operating costs and the impact of the Inespal acquisition were partly offset by lower realized prices.
     In 1999, Alcoa completed the expansion of its Wagerup alumina refinery in Australia. This expansion, which increases Wagerup's capacity by 440,000 mt to a total plant capacity of 2.2 million mt per year, was completed on time and on budget.

II. PRIMARY METALS


                                   1999              1998            1997
------------------------------------------------------------------------------
Third-party aluminum
 shipments (mt)                   1,442             1,392             940
Third-party sales                $2,241            $2,105          $1,600
Intersegment sales                2,793             2,509           1,883
------------------------------------------------------------------------------
Total sales                      $5,034            $4,614          $3,483
------------------------------------------------------------------------------
After-tax operating income       $  535            $  372          $  399
------------------------------------------------------------------------------


The focus of this segment is Alcoa's worldwide smelter system. Primary Metals receives alumina from the Alumina and Chemicals segment and produces aluminum ingot to be used by Alcoa's fabricating businesses, as well as sold to outside customers. Other products produced and sold by this segment include powder and scrap.

Alcoa's aluminum hedging activities also are included in this segment. Aluminum ingot produced by Alcoa and used internally is transferred to other segments at prevailing market prices. Third-party sales of ingot, which make up the majority of this segment's third-party revenues, rose 4% from 1998. The increase was due to higher shipments, which also rose 4%. On average, prices in 1999 compared with 1998 were unchanged. In 1998, third-party sales of ingot rose 32% from 1997. The increase was the result of additional shipments from the smelting operations of acquired companies, which were partially offset by an 11% decline in realized prices.
     Intersegment sales increased in 1999 relative to 1998, and in 1998 relative to 1997, as Alumax and Inespal sourced the majority of their metal needs internally.
     Alcoa's average realized price for ingot in 1999 was 67 cents per pound, unchanged from 1998. In 1997, the average realized price was 75 cents. This compares with average prices on the London Metal Exchange (LME) of 63 cents per pound in 1999 and 1998, and 74 cents in 1997.
     Alcoa operated its worldwide smelting system at 90% of rated capacity in 1999. In January 2000, Alcoa announced that it will restart approximately 200,000 mt of idle smelting capacity by the end of the current year. Alcoa continues to have 250,000 mt of smelting capacity idle.
     Primary Metals ATOI rose 44% in 1999 from 1998. Driving the improvement was a 7% increase in shipments due to including a full year's results from the 1998 July purchase of Alumax. Lower raw material prices, $45 of productivity improvements at U.S. operations and cost efficiencies in Brazil also had a positive impact on segment ATOI. Mark-to-market gains in 1999 versus losses in 1998 added $57 to ATOI in 1999. Primary metals ATOI fell 7% in 1998 from 1997, as lower metal prices and higher mark-to-market losses more than offset the impact of acquired companies and the results of internal hedging. Lower operating costs in 1998 helped ease the decline, muting the impact of lower prices.

III. FLAT-ROLLED PRODUCTS


                                   1999              1998            1997
------------------------------------------------------------------------------
Third-party aluminum
 shipments (mt)                   1,982             1,764           1,469
Third-party sales                $5,113            $4,900          $4,188
Intersegment sales                   51                59              53
------------------------------------------------------------------------------
Total sales                      $5,164            $4,959          $4,241
------------------------------------------------------------------------------
After-tax operating income       $  281            $  306          $  269
------------------------------------------------------------------------------


This segment's principal business is the production and sale of aluminum plate, sheet and foil. This segment includes rigid container sheet (RCS), which is used to produce aluminum beverage cans, and mill products used in the transportation and distributor markets. Approximately 45% of the third-party shipments and sales in this segment are derived from the sale of RCS, while a similar amount is obtained from mill products. Other flat-rolled products, such as foil, comprise the remainder of this segment. Third-party sales from this segment in 1999 increased 4% from 1998, as shipments, aided by a full year's results from the former Alumax locations, rose 12%. Third-party sales in 1998 increased 17% over 1997, as the impact from acquisitions was partially offset by a 2% decline in prices.
     Third-party sales from RCS were down 5% in 1999 primarily as a result of lower prices. RCS pricing tends to lag movements in the

LME by three to six months, resulting in RCS prices falling year over year. For the industry as a whole, 1999 shipments of beverage cans by U.S. can manufacturers fell .7% from 1998. In 1998, these shipments rose 2.2%. Third-party sales were essentially unchanged in 1998 from 1997, as were shipments and prices.
     Mill products third-party sales were up 14% from 1998, as shipments rose 32% and average prices fell 14%. Higher shipments in the U.S. and the impact of acquisitions were partly offset by lower shipments in Latin America. Average realized prices fell in part due to acquisitions, as post- Alumax, lower value-added products made up a higher percentage of total shipments. Third-party sales from mill products in 1998 were up 21% over 1997. Shipments, aided by acquisitions, increased 23%, while prices fell 2%.
     ATOI for Flat-Rolled Products fell 8% in 1999, as higher revenues and cost reductions were overshadowed by lower prices and lower equity earnings. RCS ATOI fell 14%, as a $16 decline in equity earnings from Kaal, a 50%-owned joint venture that operates RCS facilities in Australia and Japan, had a negative impact on financial performance. The decline in Kaal's earnings was primarily the result of lower revenues from Japan. Lower prices, $3 of higher advertising costs and a less profitable mix, partially offset by $7 of cost improvements related to purchased materials, also had a negative impact on RCS ATOI. Mill products ATOI fell 9%, as improved results for U.S. operations were more than offset by weaker performance in Latin America and Europe. U.S. mill products results were aided by acquisitions, which increased volumes, along with $11 of improved productivity and cost performance. A shift in mix towards lower value-added products offset a portion of these gains. In Europe and Latin America, lower prices were partly offset by productivity and cost improvements. Partly offsetting the decline in RCS and mill products ATOI were improved results from foil operations and the shutdown of Alcoa Memory Products in 1999.
     In 1998, ATOI for Flat-Rolled Products rose 14%, as increases from mill products and foil were partially offset by declines in RCS. RCS ATOI was down, as higher costs for labor and services reduced margins. Mill products ATOI rose, as acquisitions and higher prices for products used in the transportation market offset losses related to the production and sale of computer memory disks.

IV. ENGINEERED PRODUCTS


                                   1999              1998            1997
------------------------------------------------------------------------------
Third-party aluminum
 shipments (mt)                     989               729             441
Third-party sales                $3,728            $3,110          $2,077
Intersegment sales                   26                11               9
------------------------------------------------------------------------------
Total sales                      $3,754            $3,121          $2,086
------------------------------------------------------------------------------
After-tax operating income       $  180            $  183          $  100
------------------------------------------------------------------------------


This segment includes hard and soft alloy extrusions, aluminum forgings, rod and bar. These products serve the transportation, construction and distributor markets. Third-party shipments for this segment were up 36% in 1999, generating a 20% increase in revenues. In 1998, third-party shipments rose 65% over 1997, resulting in a 50% increase in revenues. Acquisitions and higher shipments of forged wheels, partly offset by the 1998 sale of Alcotec, a wire fabricator, were responsible for the increase in shipments. Average realized prices for Engineered Products for the 1999 period fell 12%, to $1.71 per pound, primarily due to the addition of the Alumax extrusion businesses in the 1998 third quarter. These businesses produce primarily soft alloy extrusions, which have a lower value-added, resulting in a reduction in average realized prices.
     Extruded product sales were up 26% from 1998 as shipments rose 43%. In 1998, sales rose 65% on a 91% increase in shipments. The Alumax acquisition was a significant factor in the increase in shipments. Partially offsetting higher shipments were lower soft alloy prices and a 23% drop in shipments of hard alloy products. Forged wheel sales increased 33% and 32% in 1999 and 1998, respectively, from the prior year. Continued strong demand for forged wheels used in sport utility vehicles and light trucks was a major factor in the higher shipment levels.
     Engineered Products 1999 ATOI fell 2% from 1998 to $180. The 1998 sale of Alcotec resulted in an $18 decrease in 1999 segment ATOI relative to 1998. Additionally, declines in the extrusion business in Latin America and in the architectural extrusion business in the U.S. were nearly offset by improved results in Europe and from forged products. The decline in Latin America was due to lower volumes and prices, while the drop in returns from the architectural extrusion business was due to lower volumes and higher production costs. Europe benefited from acquisitions, increased market share and productivity improvements. Forged products ATOI rose 39%, as higher prices and continued growth in the wheel market offset a shift to a lower value- added mix.
     ATOI in 1998 for this segment rose 84% over the comparable 1997 period. The increase was due to acquired companies, the above-mentioned gain on the sale of Alcoa's interest in Alcotec and improved operating results from European extrusion facilities. Also contributing to the increase were higher shipments of forged wheels.

V. OTHER


                                   1999              1998            1997
------------------------------------------------------------------------------
Third-party aluminum
 shipments (mt)                      65                66             106
Third-party sales                $3,393            $3,362          $3,457
------------------------------------------------------------------------------
After-tax operating income       $  186            $  165          $  177
------------------------------------------------------------------------------


This category includes Alcoa Fujikura Ltd. (AFL), which produces electrical components for the automotive industry along with telecommunications products. In addition, Alcoa's aluminum and plastic closures operations, residential building products operations and aluminum automotive engineering and parts businesses are included in this group. Third- party sales from this group were up 1% from 1998, as higher sales of automotive electrical components, the acquisition of the remaining 50% of A-CMI in the 1999 third quarter and increased sales from closures were nearly offset by declines from packaging operations in Brazil. This segment's third-party sales in 1998 were down 3% from 1997, as higher sales of automotive electrical components were more than offset by the loss of revenues from the sale of Alcoa Aluminio's cable business in late 1997.
     Third-party sales at AFL increased 5% in 1999 and 7% in 1998, relative to the prior year, as higher volumes were partly offset by declining prices. Closures revenue for 1999 rose 7% from 1998, as higher volumes were somewhat offset by lower prices. In 1998, closures revenues fell 1% compared with 1997.
     This group incurred a special item gain of $71 in 1997. The gain was the result of the sale of various businesses, a majority interest in Alcoa's Brazilian cable business and land in Japan.
     ATOI for this group rose 13% from 1998, as improvements in closures and aluminum automotive parts were partly offset by a decline from packaging operations in Brazil. The improvement in closures ATOI was a result of higher volumes and $6 of cost improvements, offset in part by lower prices. Aluminum automotive parts benefited from higher volumes and selling prices, lower administrative costs and $12 of improved productivity. Cost improvements of $22 somewhat offset the impact of a 23% decline in revenues from packaging operations in Brazil. In 1998, ATOI fell 7% from 1997, as improved results at AFL, along with a gain from the sale of Alcoa's Australian gold operations, were more than offset by special item gains in 1997 versus no special items in 1998.

RECONCILIATION OF ATOI TO CONSOLIDATED NET INCOME
The following reconciles segment ATOI to Alcoa's consolidated net income and explains each line item in the reconciliation:


                                   1999              1998            1997
------------------------------------------------------------------------------
Total after-tax operating
 income                         $ 1,489           $ 1,344         $ 1,247
Elimination of
 intersegment (profit)
 loss                               (24)              (16)             12
Unallocated amounts (net
 of tax):
  Interest income                    26                64              67
  Interest expense                 (126)             (129)            (92)
  Minority interest                (242)             (238)           (268)
  Corporate expense                (171)             (197)           (172)
  Other                             102                25              11
------------------------------------------------------------------------------
Consolidated net income         $ 1,054           $   853         $   805
------------------------------------------------------------------------------


     Items required to reconcile ATOI to consolidated net income include:
> Corporate adjustments to eliminate any remaining profit or loss between segments;
>    The after-tax impact of interest income and expense at the statutory rate;
>    Minority interest;
> Corporate expense, comprised of general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities along with depreciation on corporate owned assets; and
> Other, which includes the impact of LIFO, differences between estimated tax rates used in each segment and the corporate effective tax rate and other nonoperating items such as foreign exchange.
     The variance in Other from 1999 to 1998 was due to LIFO adjustments that occurred in 1999 and adjustments to deferred taxes that resulted from a change in the Australian corporate income tax rate.

SPECIAL ITEMS
There were no special items recorded in 1999 or 1998. Special items in 1997 resulted in a net gain of $96 ($44 after tax and minority interests, or 13 cents per basic share). The fourth quarter sale of a majority interest in Alcoa's Brazilian cable business and land in Japan generated gains of $86. In addition, the sale of equity securities resulted in a gain of $38, while the divestiture of noncore businesses provided $25. These gains were partially offset by charges of $53, related to environmental and impairment matters.

COSTS AND OTHER
COSTS OF GOODS SOLD -- Cost of goods sold (COGS) totaled $12,536 for 1999, up 5% from 1998. The increase was due to higher volumes that generated additional costs of $1,100. The higher volumes relate primarily to acquired companies. Offsetting a portion of the acquisition- driven increases were cost and operating improvements of approximately $500. The $1,658 increase in 1998 relative to 1997 was due to higher volumes of $1,800, which also were related primarily to acquisitions, partly offset by cost improvements of $200. COGS as a percentage of sales fell 1% to 76.8% in 1999, as higher shipments, good cost control and a LIFO liquidation more than offset the negative impact of lower overall aluminum prices on revenues. In 1998, COGS as a percentage of sales was
 .7 percentage points higher than the 77.1% recorded in 1997, as higher shipments and a higher value-added product mix more than offset the impact of cost improvements.

SELLING AND GENERAL ADMINISTRATIVE EXPENSES -- S&GA expenses increased 9%, or $68, to $851 in 1999. The higher level of these costs in 1999 was due to acquisitions; Alcoa owned Alumax for 12 months in 1999 versus six months in 1998. In addition, higher personnel costs related to pay for performance had a negative impact on S&GA in 1999. As a percentage of sales revenue, S&GA was 5.2% in 1999. S&GA for 1998 rose $101 from 1997 to $783, or 5.1% of sales revenues. The higher 1998 S&GA total results from acquisitions, partially offset by cost reductions.

RESEARCH AND DEVELOPMENT EXPENSES -- R&D expenses of $128 in 1999 were essentially unchanged from 1998, as a reduction in corporate spending was offset by increases in the primary metals and flat-rolled products areas. R&D costs for 1998 were down 10% from 1997. A reduction in R&D personnel was primarily responsible for lower spending on research in the metals, castings, closures and alumina businesses.

INTEREST EXPENSE -- Interest expense of $195 in 1999 was down $3 from 1998. Total interest costs, including capitalized interest, were up 2% to $216 in 1999. The increase in total interest costs was due to a higher level of capitalized interest along with higher interest rates partly offset by lower debt levels and the repayment of some higher cost debt. The increase in capitalized interest relates to the expansion of the Wagerup alumina refinery in Australia. Interest expense in 1998 totaled $198, up $57 from 1997. The increase was the result of 1998 borrowings of over $1,850, the proceeds of which were used primarily to fund acquisitions.

INCOME TAXES -- Alcoa's effective tax rate in 1999 was 29.9%, 5.1 percentage points below the statutory rate of 35%. The lower rate is primarily due to lower taxes on foreign income and a reduction in the Australian corporate income tax rate. In the 1999 fourth quarter, Australia reduced its corporate income tax rate from 36% to 34% for 2000 and to 30% for 2001.
     Alcoa's effective tax rate in 1998 was 32%, three percentage points below the statutory rate of 35%. The lower rate is primarily due to lower taxes on foreign income.
     The 1997 effective tax rate was 33%, two percentage points below the statutory rate of 35%. The lower rate is primarily due to the favorable tax effect of certain special items.

OTHER INCOME/FOREIGN CURRENCY -- Other income totaled $124 in 1999, down $25 from 1998. The decline was due to a $57 decline in interest income, a negative swing in foreign exchange and lower gains from asset sales. Offsetting a portion of these negative factors were gains from marking to market certain aluminum commodity contracts versus losses in 1998. In 1998 from 1997, other income fell 9% to $149. The majority of the change was due to increased losses from marking to market aluminum commodity contracts and lower interest income. Offsetting a portion of these negative factors were increased gains related to asset sales, higher equity income and a positive swing in foreign exchange.
     Exchange gains (losses) included in other income were $(18.7) in 1999, $ (3.7) in 1998 and $(9.8) in 1997. The total impact on net income, after taxes and minority interests, was $(8.3) in 1999, $(8.0) in 1998 and $6.9 in 1997.
     In July 1999, the Brazilian real became the functional currency for translating the financial statements of Alcoa's 59%-owned Brazilian subsidiary, Alcoa Aluminio (Aluminio). Economic factors and circumstances related to Aluminio's operations had changed significantly since the devaluation of the real in the 1999 first quarter. Under SFAS 52, "Foreign Currency Translation," the change in these facts and circumstances required a change to Aluminio's functional currency. As a result, at July 1, 1999, Alcoa's shareholders' equity (cumulative translation adjustment) and minority interests were reduced by $156 and $108, respectively. These amounts were driven principally by a reduction in fixed assets. This reduction resulted in a $15 decrease in Aluminio's depreciation expense for 1999.

MINORITY INTERESTS -- Minority interests' share of income from operations rose 2% from 1998 to $242. The increase was due to higher earnings at Alcoa of Australia (AofA) and AFL, partly offset by lower earnings from Alcoa World Alumina L.L.C. For 1998, minority interest fell 11% to $238, as lower earnings at Aluminio and AofA were partly offset by improvements at AFL.

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

COMMODITY PRICE RISKS -- Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. As a condition of sale, customers often require Alcoa to commit to fixed-price contracts that sometimes extend a number of years into the future. Customers will likely require Alcoa to enter into similar arrangements in the future. These contracts expose Alcoa to the risk of fluctuating aluminum prices between the time the order is accepted and the time that the order ships.
     In the U.S., Alcoa is net metal short and is subject to the risk of higher aluminum prices for the anticipated metal purchases required to fulfill the long-term customer contracts noted above. To hedge this risk, Alcoa enters into long positions, principally using futures and options. Alcoa follows a stable pattern of purchasing metal; therefore, it is highly likely that anticipated metal requirements will be met. At December 31, 1999 and 1998, these contracts totaled approximately 465,000 mt and 933,000 mt, respectively. These contracts act to fix the purchase price for these metal purchase requirements, thereby reducing Alcoa's risk to rising metal prices.
     A hypothetical 10% change from the 1999 year-end, three-month LME aluminum ingot price of $1,650 per mt would result in a pretax gain or loss to future earnings of $77 related to all of the futures and options contracts noted above. However, it should be noted that any change in the value of these contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying metal purchase transactions.
     Earnings were selected as the measure of sensitivity due to the historical relationship between aluminum ingot prices and Alcoa's earnings. The hypothetical change of 10% was calculated using a parallel shift in the existing December 31, 1999 forward price curve for aluminum ingot. The price curve takes into account the time value of money, as well as future expectations regarding the price of aluminum ingot.
     The futures and options contracts noted above are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks.
     The expiration dates of the options and the delivery dates of the futures contracts noted above do not always coincide exactly with the dates on which Alcoa is required to purchase metal to meet its contractual commitments with customers. Accordingly, some of the futures and options positions will be rolled forward. This may result in significant cash inflows if the hedging contracts are "in-the-money" at the time they are rolled forward. Conversely, there could be significant cash outflows if metal prices fall below the price of contracts being rolled forward.
     Alcoa also had 21,000 mt and 29,000 mt of futures and options contracts outstanding at year-end 1999 and 1998, respectively, that cover long-term, fixed-price commitments to supply customers with metal from internal sources. Accounting convention requires that these contracts be marked to market, which resulted in after-tax gains of $12 in 1999 and charges of $45 in 1998 and $13 in 1997. A hypothetical 10% change in aluminum ingot prices from the year-end 1999 level of $1,650 per mt would result in a pretax gain or loss of $3 related to these positions. The hypothetical gain or loss was calculated using the same model and assumptions noted earlier.
     Alcoa sells products to various third parties at prices that are influenced by changes in LME aluminum prices. From time to time, the company may elect to hedge a portion of these exposures to reduce the risk of fluctuating market prices on these sales. Towards this end, Alcoa may enter into short positions using futures and options contracts. At December 31, 1999, these contracts totaled 244,000 mt. These contracts act to fix a portion of the sales price related to these sales contracts. A hypothetical 10% change in aluminum ingot prices from the year-end 1999 level of $1,650 per mt would result in a pretax gain or loss of $29 related to these positions. The hypothetical gain or loss was calculated using the same model and assumptions noted earlier.
     Alcoa also purchases certain other commodities, such as fuel oil, natural gas and copper, for its operations and enters into futures and options contracts to eliminate volatility in the prices of such products.

None of these contracts are material. For additional information on financial instruments, see Notes A and T to the financial statements.

FOREIGN EXCHANGE RISKS -- Alcoa is subject to significant exposure from fluctuations in foreign currencies. As a matter of company policy, foreign currency exchange contracts, including forwards and options, are sometimes used to limit the risk of fluctuating exchange rates. A hypothetical 10% change in applicable 1999 year-end forward rates would result in a pretax gain or loss of approximately $169 related to these positions. However, it should be noted that any change in the value of these contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged item. The model assumes a parallel shift in the forward curve for the applicable currencies and includes the foreign currency impacts of Alcoa's cross-currency interest rate swaps. See Notes A and T for information related to the accounting policies and fair market values of Alcoa's foreign exchange contracts at December 31, 1999 and 1998.

INTEREST RATE RISKS -- Alcoa attempts to maintain a reasonable balance between fixed- and floating-rate debt and uses interest rate swaps and caps to keep financing costs as low as possible. At December 31, 1999 and 1998, Alcoa had $3,067 and $3,489 of debt outstanding at effective interest rates of 5.8% and 6.1%, respectively, after the impact of interest rate swaps and caps is taken into account. A hypothetical change of 10% in Alcoa's effective interest rate from year-end 1999 levels would increase or decrease interest expense by $20. The interest rate effect of Alcoa's cross-currency interest rate swaps has been included in this analysis. For more information related to Alcoa's use of interest rate instruments, see Notes A and T.

RISK MANAGEMENT -- All of the aluminum and other commodity contracts, as well as the various types of financial instruments, are straightforward and are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and principally cover underlying exposures.
     Alcoa's commodity and derivative activities are subject to the management, direction and control of the Strategic Risk Management Committee (SRMC). SRMC is composed of the chief executive officer, the chief financial officer and other officers and employees that the chief executive officer may select from time to time. SRMC reports to the board of directors at each of its scheduled meetings on the scope of its derivative activities.

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

ENVIRONMENTAL MATTERS
Alcoa  continues to participate in  environmental  assessments and cleanups at a
number  of  locations.   These  include  approximately  10  owned  or  operating
facilities and adjoining

properties, approximately 10 previously owned or operated facilities and adjoining properties and approximately 65 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. For additional information, see Notes A and U to the financial statements.
     As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the potential costs for certain of these matters. For example, there are issues related to Alcoa's Massena, New York, and Pt. Comfort, Texas plant sites that allege natural resource damage or off-site contaminated sediments, where investigations are ongoing. Based on these facts, it is possible that Alcoa's results of operations, in a particular period, could be materially affected by matters relating to these two sites. However, based on facts currently available, management believes that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.
     Alcoa's remediation reserve balance at the end of 1999 was $174, of which $63 was classified as a current liability, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. About 22% of this balance relates to Alcoa's Massena, New York plant site and 11% relates to Alcoa's Pt. Comfort, Texas plant site. Remediation expenses charged to the reserve were $47 in 1999, $63 in 1998 and $64 in 1997. These include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 1999, the reserve balance was increased by $4 to cover anticipated future environmental expenditures.
     Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

LIQUIDITY AND CAPITAL RESOURCES
(dollars in millions, except share amounts)

CASH FROM OPERATIONS
Cash from operations increased 2% to $2,236 in 1999, after rising 16% in 1998 to $2,197, versus $1,888 in 1997. The 1999 increase was primarily the result of higher earnings, partly offset by higher working capital requirements. The increase in cash from operations in 1998 relative to 1997 was due to higher earnings, a reduction in deferred hedging gains and lower working capital requirements.
     Higher working capital requirements for 1999 were a result of higher receivables, a reduction in taxes and payables, partly offset by lower inventories. In 1998, lower working capital requirements were essentially due to lower levels of receivables and inventories, partially offset by a decrease in accounts payable and accrued expenses.

FINANCING ACTIVITIES
Financing activities used $1,166 of cash in 1999, versus $280 in the 1998 period. The primary reason for the increase in 1999 was a decrease in borrowings. This decrease was partly offset by an increase in common stock issued in connection with employee stock option plans. Specifically, in 1999 Alcoa used $838 of cash to repurchase 15,605,522 shares of the company's common stock at an average price of $53.70 per share. In 1998, Alcoa used $365 to repurchase 9,774,600 shares of common stock. Stock purchases in 1999 and 1998 were partially offset by $609 and $87, respectively, of stock issued for employee stock option plans.
     Net payments on long-term debt in 1999 totaled $428, versus $561 of net additions in 1998. In 1998, Alcoa issued $1,100 of commercial paper, $250 of term debt due in 2018, $200 of term debt due in 2005 and $300 of thirty-year bonds due in 2028. Partially offsetting these borrowings were net payments of $350 on commercial paper and the repayment of $950 of Alumax debt. In the 1998 third quarter, Alcoa entered into a new $2,000 revolving-credit facility. The facility is comprised of a 364-day $1,000 facility and a five-year $1,000 facility. The revolving-credit facilities are used to support the Alcoa and AofA commercial paper programs.
     Dividends paid to shareholders were $298 in 1999, an increase of $33 from 1998. The difference was due to a higher total dividend in 1999, with a total payout of 80.5 cents per share versus 75 cents per share in 1998. In 1998, dividends to shareholders rose $94 from 1997 to $265, as the total payout of 75 cents per share was significantly above the 1997 payout of 48.8 cents per share. In early January 2000, Alcoa's board of directors increased the base dividend by 33%, to $1.00 per share, and increased the threshold for payment of the variable dividend to $3.00 per share. This will result in a quarterly dividend of 25 cents per share for 2000, a 24% increase from the 1999 quarterly dividend of
20.125 cents per share. Alcoa's variable dividend program provides for the distribution, in the following year, of 30% of Alcoa's annual earnings in excess of $3.00 per basic share.
     Dividends paid and return of capital to minority interests totaled $122 in 1999, a decline of $100 from the prior year. The decline was due to a lack of dividends paid at Aluminio and at entities comprising Alcoa World Alumina and Chemicals (AWAC). In 1998, dividends paid and return of capital to minority interests fell $120 from 1997 to $222. The decrease is a result of AWAC and AofA returning funds to their investors in 1997. Of the $342 cash outflow in 1997, $206 relates to payments made by AofA, while a payment of $96 was made by AWAC.
     Debt as a percentage of invested capital was 28.3% at the end of 1999, compared with 31.7% for 1998 and 25.0% for 1997.

INVESTING ACTIVITIES
Cash used for investing activities in 1999 totaled $1,167, down $1,210 from 1998. Capital expenditures totaled $920, compared with $932 in 1998 and $913 in 1997. Of the total expenditures in 1999, 27% related to capacity expansion, including alumina production in Australia and automotive sheet production in the U.S. Also included are costs of new and expanded facilities for environmental control in ongoing operations totaling $91 in 1999, $105 in 1998 and $94 in 1997.
     Alcoa used $1,463 in 1998 for acquisitions, notably the Alumax and Inespal transactions. During the 1999 period, Alcoa spent $122 to acquire a number of businesses, including the bright products business of Pechiney's Rhenalu rolling plant located near Toulouse, France and Reynolds' aluminum extrusion plant in Irurzun, Spain. In 1999, Alcoa also acquired the remaining 50% interest in its A-CMI partnership from Hayes Lemmerz. A-CMI was a joint venture between Alcoa and CMI International formed to produce cast aluminum products for the automotive industry. In the 1999 fourth quarter, Alcoa acquired Golden Aluminum's closed rolling facility in San Antonio, Texas.
     Alcoa added $96 and $126 to its investments in 1999 and 1998, respectively, primarily to acquire a stake in the Norwegian metals producer, Elkem. In 1998, Alcoa received $55 from the sale of its specialty chemical, Alcotec wire, Vernon cast plate and Australian gold operations. Asset sales in 1997 generated $265 and included the Caradco, Arctek, Alcoa Composites, Norcold, Dayton Technologies and Richmond, Indiana facilities. Also included was the sale of a majority interest in Alcoa's Brazilian cable business.

YEAR 2000 ISSUE
Alcoa, like other businesses, made substantial preparations for the Year 2000 issue. The Year 2000 issue arose from the past practice of using two digits (as opposed to four) to represent the year in some computer programs and software. If uncorrected, this could have resulted in computational errors as dates are compared across the century boundary. The vast majority of the products produced and sold by Alcoa are unaffected by Year 2000 issues in use or operation since they contain no microprocessors.
     Based on information available to date, Alcoa has not experienced any significant events attributable to Year 2000 issues. The company will continue to monitor for potential issues at Alcoa, its customers and suppliers, in order to permit a rapid response should any issues arise. Alcoa believes that if any Year 2000 issues were to arise, they would not have a significant impact on its operations and would most likely be isolated, short- term events.
     Alcoa's Year 2000 program provided a focused effort across all of the company's locations that:
>    identified,  assessed,  remediated  and tested  26,232  Alcoa  systems  and components;
>    formally assessed 3,399 critical and important suppliers;
>    conducted 202 formal on-site program verification reviews;
>    provided Year 2000 readiness information to 2,802 separate customers; and
>    updated and completed 1,890 contingency plans.
     In 1999 and 1998, Alcoa incurred $38 each year of direct costs in connection with its Year 2000 program. These costs include external consulting costs and the cost of hardware and software replaced as a result of Year 2000 issues. Alcoa does not expect to incur significant direct costs related to the Year 2000 issue during the current year.

SUBSEQUENT EVENT
On February 11, 2000, the shareholders of Reynolds Metals Company, by majority vote, approved the proposed merger transaction between Alcoa and Reynolds. The merger transaction remains subject to the approval of various governmental authorities.

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

/s/ A. Belda

Alain J.P. Belda President and Chief Executive Officer

/s/ Richard B. Kelson

Richard B. Kelson Executive Vice President and Chief Financial Officer

AUDIT COMMITTEE REPORT
The Audit Committee of the Board of Directors, which is composed of five independent directors, met four times in 1999. In addition, the chairman of this committee met with management and the independent accountants prior to the announcement of quarterly earnings in April, July and October.
     The Audit Committee oversees Alcoa's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibility, the committee recommended to the Board the reappointment of PricewaterhouseCoopers LLP as the company's independent public accountants. The Audit Committee reviewed with the Vice President-Environment, Health and Safety, Audit and Compliance and the independent accountants the overall scope and specific plans for their respective audits. The committee reviewed with management Alcoa's annual and quarterly reporting process, and the adequacy of the company's internal controls. Without management present, the committee met separately with the Vice President- Environment, Health and Safety, Audit and Compliance and the independent accountants to review the results of their examinations, their evaluations of the company's internal controls, and the overall quality of Alcoa's financial reporting.

/s/ Henry Schacht

Henry B. Schacht Chairman, Audit Committee

INDEPENDENT ACCOUNTANT'S REPORT

To the Shareholders and Board of Directors
Alcoa Inc. (Alcoa)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Alcoa at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Alcoa's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

600 Grant St., Pittsburgh, Pa. January 10, 2000, except for Note V, for which the date is February 11, 2000.


STATEMENT OF CONSOLIDATED INCOME   Alcoa and subsidiaries
(in millions, except per-share amounts)


For the year ended December 31       1999            1998            1997
------------------------------------------------------------------------------
Revenues
Sales (O)                         $16,323         $15,340         $13,319
Other income                          124             149             163
------------------------------------------------------------------------------
                                   16,447          15,489          13,482
------------------------------------------------------------------------------
Costs and Expenses
Cost of goods sold                 12,536          11,933          10,275
Selling, general
  administrative and other
  expenses                            851             783             682
Research and development
  expenses                            128             128             143
Provision for depreciation,
  depletion and amortization          888             842             735
Special items (D)                      --              --             (96)
Interest expense (S)                  195             198             141
------------------------------------------------------------------------------
                                   14,598          13,884          11,880
------------------------------------------------------------------------------
Earnings
  Income before taxes on
    income                          1,849           1,605           1,602
Provision for taxes on income
  (P)                                 553             514             529
------------------------------------------------------------------------------
  Income from operations            1,296           1,091           1,073
Minority interests                   (242)           (238)           (268)
------------------------------------------------------------------------------
Net Income                        $ 1,054         $   853         $   805
------------------------------------------------------------------------------
Earnings per Share (B and M)
  Basic                           $  2.87         $  2.44         $  2.33
  Diluted                         $  2.82         $  2.42         $  2.31
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


CONSOLIDATED BALANCE SHEET   Alcoa and subsidiaries
(in millions)


December 31                                       1999              1998
---------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents (T)                $   237           $   342
  Short-term investments (T)                        77                39
  Receivables from customers, less
    allowances: 1999-$58; 1998-$61               2,199             2,163
  Other receivables                                165               171
  Inventories (E)                                1,618             1,881
  Deferred income taxes (P)                        233               198
  Prepaid expenses and other current
    assets                                         271               231
------------------------------------------------------------------------------
    Total current assets                         4,800             5,025
Properties, plants and equipment (F)             9,133             9,134
Goodwill, net of accumulated amortization
  of $221 in 1999 and $179 in 1998 (C)           1,328             1,414
Other assets (H and T)                           1,805             1,890
------------------------------------------------------------------------------
      Total Assets                             $17,066           $17,463
------------------------------------------------------------------------------

Liabilities
Current liabilities:
  Short-term borrowings (weighted average
    rate of 5.1% in 1999 and 4.8% in
    1998) (T)                                    $ 343             $ 431
  Accounts payable, trade                        1,219             1,044
  Accrued compensation and retirement
    costs                                          582               553
  Taxes, including taxes on income                 368               431
  Other current liabilities                        424               628
  Long-term debt due within one year (G
    and T)                                          67               181
------------------------------------------------------------------------------
    Total current liabilities                    3,003             3,268
Long-term debt, less amount due within
  one year (G and T)                             2,657             2,877
Accrued postretirement benefits (Q)              1,720             1,840
Other noncurrent liabilities and deferred
  credits (I)                                    1,473             1,588
Deferred income taxes (P)                          437               358
------------------------------------------------------------------------------
      Total liabilities                          9,290             9,931
------------------------------------------------------------------------------
      Minority Interests (A and J)               1,458             1,476
------------------------------------------------------------------------------
Contingent liabilities (L)                          --                --

Shareholders' Equity
Preferred stock (N)                                 56                56
Common stock (N)                                   395               395
Additional capital                               1,704             1,676
Retained earnings                                6,061             5,305
Treasury stock, at cost                         (1,260)           (1,029)
Accumulated other comprehensive loss              (638)             (347)
------------------------------------------------------------------------------
      Total shareholders' equity                 6,318             6,056
------------------------------------------------------------------------------
      Total Liabilities and Equity             $17,066           $17,463
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


STATEMENT OF CONSOLIDATED CASH FLOWS     Alcoa and subsidiaries
(in millions)


For the year ended December 31              1999         1998         1997
------------------------------------------------------------------------------
Cash from Operations
Net income                               $ 1,054      $   853      $   805
Adjustments to reconcile net income to
  cash from operations:
  Depreciation, depletion and
    amortization                             901          856          754
  Change in deferred income taxes             54          110           83
  Equity earnings before additional
    taxes, net of dividends                  (10)          (3)         (31)
  Noncash special items                       --           --          (96)
  Gains from investing activities--
    sale of assets                           (12)         (32)          --
  Minority interests                         242          238          268
  Other                                       31          (23)          (5)
  Changes in assets and liabilities,
    excluding effects of acquisitions
    and divestitures:
    (Increase) reduction in
      receivables                            (56)         145           12
    Reduction in inventories                 253          100           53
    (Increase) reduction in prepaid
      expenses and other current
      assets                                 (36)          23          (26)
    Increase (reduction) in accounts
      payable and accrued expenses           (79)         (68)          82
    Increase (reduction) in taxes,
      including taxes on income               26           69          (27)
    Cash received on long-term alumina
      supply contract                         --           --          240
    Change in deferred hedging gains/
      losses                                 (63)         (51)        (113)
    Net change in noncurrent assets
      and liabilities                        (69)         (20)        (111)
------------------------------------------------------------------------------
      Cash from operations                 2,236        2,197        1,888
------------------------------------------------------------------------------
Financing Activities
Net additions (reduction) to short-
  term borrowings                            (89)         (76)         143
Common stock issued and treasury stock
  sold                                       609           87          203
Repurchase of common stock                  (838)        (365)        (604)
Dividends paid to shareholders              (298)        (265)        (171)
Dividends paid and return of capital
  to minority interests                     (122)        (222)        (342)
Net change in commercial paper                --          776          (79)
Additions to long-term debt                  572          881          188
Payments on long-term debt                (1,000)      (1,096)        (327)
------------------------------------------------------------------------------
      Cash used for financing
        activities                        (1,166)        (280)        (989)
------------------------------------------------------------------------------
Investing Activities
Capital expenditures                        (920)        (932)        (913)
Acquisitions, net of cash acquired (K)      (122)      (1,463)          --
Proceeds from the sale of assets              45           55          265
Sale of (additions to) investments           (96)        (126)          52
Changes in minority interests                 --           33           14
Changes in short-term investments            (37)          66          (87)
Other                                        (37)         (10)         (10)
------------------------------------------------------------------------------
      Cash used for investing
        activities                        (1,167)      (2,377)        (679)
------------------------------------------------------------------------------
      Effect of exchange rate changes
        on cash                               (8)           1          (17)
------------------------------------------------------------------------------
Net change in cash and cash
  equivalents                               (105)        (459)         203
Cash and cash equivalents at beginning
  of year                                    342          801          598
------------------------------------------------------------------------------
      Cash and cash equivalents at end
        of year                          $   237      $   342      $   801
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


STATEMENT OF SHAREHOLDERS' EQUITY   Alcoa and subsidiaries
(in millions, except share amounts)



                                                                                                     Accumulated
                                                                                                            other         Total
                        Comprehensive     Preferred      Common    Additional  Retained    Treasury   comprehensive shareholders'
December 31                    income         stock       stock       capital  earnings       stock   income (loss)        equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1996                         $ 56       $ 179       $   592   $ 4,083    $   (371)         $  (76)      $ 4,463
Comprehensive income--
  1997:
  Net income--1997              $ 805                                               805                                       805
  Other comprehensive
    income (loss):
    Minimum pension
      liability, net of
      $2 tax benefit               (4)
    Unrealized
      translation
      adjustments                (250)
    Unrealized gains on
      securities, net of
      $1 tax expense                1
    Gains on securities
      included in net
      income, net of $13
      tax benefit                 (24)                                                                         (277)         (277)
                          -----------
Comprehensive income            $ 528
                          -----------
Cash dividends:
Preferred @ $3.75 per
  share                                                                              (2)                                       (2)
Common @ $.488 per share                                                           (169)                                     (169)
Treasury shares
  purchased                                                                                    (604)                         (604)
Stock issued:
  compensation plans                                                      (14)                  217                           203
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1997                           56         179           578     4,717        (758)           (353)        4,419
Comprehensive income--
  1998:
  Net income--1998              $ 853                                               853                                       853
  Other comprehensive
    income (loss):
    Minimum pension
      liability, net of
      $3 tax benefit               (5)
    Unrealized
      translation
      adjustments                  11                                                                             6             6
                          -----------
Comprehensive income            $ 859
                          -----------
Cash dividends:
Preferred @ $3.75 per
  share                                                                              (2)                                       (2)
Common @ $.75 per share                                                            (263)                                     (263)
Treasury shares
  purchased                                                                                    (365)                         (365)
Stock issued: Alumax
  acquisition                                                19         1,302                                               1,321
Stock issued:
  compensation plans                                                       (7)                   94                            87
Stock issued: two-for-
  one split                                                 197          (197)                                                 --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1998                           56         395         1,676     5,305      (1,029)           (347)        6,056
Comprehensive income--
  1999:
  Net income--1999            $ 1,054                                             1,054                                     1,054
  Other comprehensive
    loss:
    Unrealized
      translation
      adjustments (A)            (291)                                                                         (291)         (291)
                          -----------
Comprehensive income            $ 763
                          -----------
Cash dividends:
Preferred @ $3.75 per
  share                                                                              (2)                                       (2)
Common @ $.805 per share                                                           (296)                                     (296)
Treasury shares
  purchased                                                                                    (838)                         (838)
Stock issued:
  compensation plans                                                       28                   607                           635
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1999                         $ 56       $ 395       $ 1,704   $ 6,061    $ (1,260)         $ (638)*     $ 6,318
-----------------------------------------------------------------------------------------------------------------------------------

*Comprised of unrealized translation adjustments of $(623) and minimum pension liability of $(15)


SHARE ACTIVITY
(number of shares)


                                                                               Common stock
                                                 -----------------------------------------------------------------------
                                Preferred stock                Issued              Treasury       Net outstanding
------------------------------------------------------------------------------------------------------------------------
Balance at end of 1996                  557,649           357,845,166           (12,825,888)          345,019,278
Treasury shares purchased                                                       (16,154,534)          (16,154,534)
Stock issued: compensation plans                                                  7,686,508             7,686,508
------------------------------------------------------------------------------------------------------------------------
Balance at end of 1997                  557,649           357,845,166           (21,293,914)          336,551,252
Treasury shares purchased                                                        (9,774,600)           (9,774,600)
Stock issued: Alumax acquisition                           36,850,760                                  36,850,760
Stock issued: compensation plans                                                  3,181,666             3,181,666
------------------------------------------------------------------------------------------------------------------------
Balance at end of 1998                  557,649           394,695,926           (27,886,848)          366,809,078
Treasury shares purchased                                                       (15,605,522)          (15,605,522)
Stock issued: compensation plans                                                 16,545,442            16,545,442
------------------------------------------------------------------------------------------------------------------------
Balance at end of 1999                  557,649           394,695,926           (26,946,928)          367,748,998
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars and shares in millions, except per-share amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Alcoa and companies more than 50% owned. Investments in other entities are accounted for principally on an equity basis.
     The consolidated financial statements are prepared in conformity with generally accepted accounting principles and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.
     INVENTORY VALUATION. Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. and Canadian inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average-cost method. See Note E for additional detail.
     PROPERTIES, PLANTS AND EQUIPMENT. Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures and between five and 25 years for machinery and equipment. Profits or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to the construction of qualifying assets is capitalized as part of the construction costs.
     Depletion is taken over the periods during which the estimated mineral reserves are extracted. See Notes F and S for additional detail.
     AMORTIZATION OF INTANGIBLES. The excess purchase price over the net tangible assets of businesses acquired is reported as goodwill in the consolidated balance sheet. Goodwill and other intangibles are amortized on a straight- line basis over not more than 40 years. The carrying value of goodwill and other intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value. See Note H for additional information.
     REVENUE RECOGNITION. Alcoa recognizes revenue when title passes to the customer.
     ENVIRONMENTAL EXPENDITURES. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractor and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized when received. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other factors that may be relevant, including changes in technology or regulations. See Note U for additional information.
     STOCK-BASED COMPENSATION. Alcoa accounts for stock-based compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost is not required to be recognized on options granted. Disclosures required with respect to alternative fair value measurement and recognition methods prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," are presented in Note N.
     FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS. Alcoa enters into long-term contracts to supply fabricated products to a number of its customers. To hedge the market risk of changing prices for purchases or sales of metal, Alcoa uses commodity futures and options contracts.
     Gains and losses related to transactions that qualify for hedge accounting, including closed futures contracts, are deferred and reflected in cost of goods sold when the underlying physical transaction takes place. The deferred gains or losses are reflected on the balance sheet in other current and noncurrent liabilities or assets. If future purchased metal needs are revised lower than initially anticipated, the futures contracts associated with the reduction no longer qualify for deferral and are marked to market. Mark-to-market gains and losses are recorded in other income in the current period.
     The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income. To date, high correlation has always been achieved.
     Alcoa also enters into futures and options contracts that cover long-term, fixed-price commitments to supply customers with metal from internal sources. These contracts are marked to market, and the gains and losses from changes in market value of the contracts are recorded in other income in the current period. This resulted in after-tax gains of $12 in 1999 and losses of $45 in 1998 and $13 in 1997.

     From time to time, Alcoa may elect to sell forward a portion of its production. Gains and losses related to transactions that qualify for hedge accounting are deferred and reflected in revenues when the underlying physical transaction takes place. The deferred gains or losses are reflected on the balance sheet in other current and noncurrent liabilities or assets. If the above contracts no longer qualify for deferral, the contracts are marked to market to other income in the current period.
     Alcoa also purchases certain other commodities such as fuel oil, gas and copper for its operations and enters into futures contracts to eliminate volatility in the prices of such products. None of these contracts are material.
     Alcoa attempts to maintain a reasonable balance between fixed- and floating-rate debt, using interest rate swaps and caps, to keep financing costs as low as possible. If the requirements for hedge accounting are met, amounts paid or received under these agreements are recognized over the life of the agreements as adjustments to interest expense. Otherwise, the instruments are marked to market, and the gains and losses from changes in the market value of the contracts are recorded in other income in the current period.
     Upon early termination of an interest rate swap or cap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap or cap.
     Alcoa is subject to exposure from fluctuations in foreign currencies. To manage this exposure, Alcoa uses foreign exchange forward and option contracts. Gains and losses on contracts that meet the requirements for hedge accounting are deferred and included in the basis of the underlying transactions. Contracts that do not meet these requirements are marked to market in other income each period.
     Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions. See Note T for additional detail.
     FOREIGN CURRENCY. The local currency is the functional currency for Alcoa's significant operations outside the U.S., except in Canada, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa's Canadian operations is made based on the appropriate economic and management indicators.
     Effective July 1, 1999, the Brazilian real became the functional currency for translating the financial statements of Alcoa's 59%-owned Brazilian subsidiary, Alcoa Aluminio S.A. (Aluminio). Economic factors and circumstances related to Aluminio's operations have changed significantly since the devaluation of the real in the 1999 first quarter. Under SFAS No. 52, "Foreign Currency Translation," the change in these facts and circumstances required a change to Aluminio's functional currency.
     As a result of the change, at July 1, 1999, Alcoa's shareholders' equity (Cumulative Translation Adjustment) and minority interests accounts were reduced by $156 and $108, respectively. These amounts were driven principally by a reduction in fixed assets. This reduction resulted in a $15 decrease in Aluminio's depreciation expense for 1999.
     One of the factors affecting the change in Aluminio's functional currency was Alcoa's purchase of approximately $185 of Aluminio's 7.5% secured export notes. The repurchase of these notes is consistent with Alcoa's recent policy change regarding the manner in which large subsidiaries are capitalized and will result in lower overall financing costs to the company.
     RECENTLY ADOPTED ACCOUNTING STANDARDS. A Statement of Position (SOP) was issued by the American Institute of CPAs in April 1998. The SOP, "Reporting on the Costs of Start-up Activities," requires that costs incurred to open a new facility, introduce a new product, commence a new operation or other similar activities be expensed as incurred. This SOP, which was adopted in 1999, did not have a material impact on Alcoa's financial statements.
     RECENTLY ISSUED ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The standard requires that entities value all derivative instruments at fair value and record the instruments on the balance sheet. The standard also significantly changes the requirements for hedge accounting. In June 1999, the FASB approved a delay in the effective date of this standard until January 2001. The company believes that the adoption of the standard will have a material impact on its balance sheet. Upon adoption, Alcoa's commodity, foreign exchange and interest rate derivative contracts as well as certain underlying exposures will be recorded on the balance sheet at fair value. Management is currently assessing the details of the standard and is preparing a plan of implementation.
     RECLASSIFICATION. Certain amounts in previously issued financial statements were reclassified to conform to 1999 presentations.

B. COMMON STOCK SPLIT
On January 10, 2000, the board of directors declared a two-for-one common stock split. The stock split is subject to the approval of Alcoa shareholders, who must approve an amendment to Alcoa's Articles of Incorporation to increase the authorized shares of Alcoa common stock at the company's annual meeting on May 12, 2000. If approved, shareholders of record on May 26, 2000, will receive an additional common share for each share held. The additional shares will be distributed on June 9, 2000. Per-share amounts and number of shares outstanding in this report have not been adjusted for the stock split since it is subject to shareholder approval. If the stock split is approved by shareholders, earnings per share will be restated to the following:


(Unaudited)                           1999            1998           1997
------------------------------------------------------------------------------
Basic EPS                           $ 1.43          $ 1.22         $ 1.17
Diluted EPS                           1.41            1.21           1.15
------------------------------------------------------------------------------


C. ACQUISITIONS

In August 1999, Alcoa and Reynolds Metals Company (Reynolds) announced they had reached a definitive agreement to merge. Under the agreement, Alcoa will acquire all of the outstanding shares of Reynolds at an exchange rate of 1.06 shares of Alcoa common stock for each share of Reynolds. The value of the transaction is approximately $4,800. The combined company will have annual revenues of $21,000, approximately 127,000 employees and will operate over 300 locations in 37 countries around the world. The acquisition is subject to the expiration of antitrust waiting periods and other customary conditions. The acquisition of Reynolds will be accounted for using the purchase method.
     In July 1998, Alcoa acquired Alumax Inc. (Alumax) for approximately $3,800, consisting of cash of approximately $1,500, stock of approximately $1,300 and assumed debt of approximately $1,000. Alumax operated over 70 plants and other manufacturing facilities in 22 states, Canada, Western Europe and Mexico.
     The following unaudited pro forma information for the years ended December 31, 1998 and 1997 assumes that the acquisition of Alumax had occurred at the beginning of each respective year. Adjustments that have been made to arrive at the pro forma totals include those related to acquisition financing, the amortization of goodwill, the elimination of transactions between Alcoa and Alumax and additional depreciation related to the increase in basis that resulted from the transaction. Tax effects from the pro forma adjustments noted above have been included at the 35% U.S. statutory rate.


(Unaudited)                                1998                1997
------------------------------------------------------------------------
Net sales                              $ 16,766            $ 16,160
Net income                                  876                 770
--------------------------------------------------------------------------
Earnings per share:
 Basic                                     2.36                2.02
 Diluted                                   2.35                2.00
--------------------------------------------------------------------------


The pro forma results are not necessarily indicative of what actually would have occurred if the transaction had been in effect for the periods presented, are not intended to be a projection of future results and do not reflect any cost savings that might be achieved from the combined operations.
     In February 1998, Alcoa completed its acquisition of Inespal, S.A. of Madrid, Spain. Alcoa paid approximately $150 in cash and assumed $260 of debt and liabilities in exchange for substantially all of Inespal's businesses. The acquisition included an alumina refinery, three aluminum smelters, three aluminum rolling facilities, two extrusion plants and an administrative center.
     Alcoa completed a number of other acquisitions in 1999, 1998 and 1997. None of these transactions had a material impact on Alcoa's financial statements.
     Alcoa's acquisitions have been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair market values. Any excess purchase price over the fair market value of the net assets acquired has been recorded as goodwill. In the case of the Alumax acquisition, the allocation of the purchase price resulted in goodwill of approximately $910, which is being amortized over a forty-year period. Operating results have been included in the statement of consolidated income since the dates of the acquisitions. Had the Inespal acquisition occurred at the beginning of 1998, net income for that year would not have been materially different.

D. SPECIAL ITEMS
Special items in 1997 resulted in a gain of $96 ($44, or 13 cents per basic share, after tax and minority interests). The fourth quarter sales of a majority interest in Alcoa's Brazilian cable business and land in Japan generated gains of $86. In addition, the sale of equity securities resulted in a gain of $38, while the divestiture of noncore businesses provided $25. These gains were partially offset by charges of $53, related primarily to environmental and impairment matters. As of the end of 1998, the impairment liability had been substantially extinguished. The actual costs incurred related to the impairments were not significantly different than the original estimates.

E. INVENTORIES


December 31                                1999                1998
------------------------------------------------------------------------
Finished goods                          $   363             $   418
Work in process                             550                 592
Bauxite and alumina                         286                 347
Purchased raw materials                     267                 361
Operating supplies                          152                 163
--------------------------------------------------------------------------
                                        $ 1,618             $ 1,881
--------------------------------------------------------------------------


Approximately 57% of total inventories at December 31, 1999 were valued on a LIFO basis. If valued on an average- cost basis, total inventories would have been $645 and $703 higher at the end of 1999 and 1998, respectively. During
1999, LIFO inventory quantities were reduced, which resulted in a partial liquidation of the LIFO bases. The impact of this liquidation increased net income by $31 or eight cents per share.

F. PROPERTIES, PLANTS AND EQUIPMENT, AT COST


December 31                                1999                1998
------------------------------------------------------------------------
Land and land rights, including
 mines                                  $   270             $   284
Structures                                4,491               4,561
Machinery and equipment                  13,090              12,649
--------------------------------------------------------------------------
                                         17,851              17,494
Less: accumulated depreciation
 and depletion                            9,303               9,091
--------------------------------------------------------------------------
                                          8,548               8,403
Construction work in progress               585                 731
--------------------------------------------------------------------------
                                        $ 9,133             $ 9,134
--------------------------------------------------------------------------


G. LONG-TERM DEBT


December 31                                1999                1998
------------------------------------------------------------------------
Commercial paper, variable rate,
 (5.8% and 5.4% average rates)          $   980             $   745
5.75% Notes payable, due 2001               250                 250
6.125% Bonds, due 2005                      200                 200
6.50% Bonds, due 2018                       250                 250
6.75% Bonds, due 2028                       300                 300
Bank loans, 7.5 billion yen, due
 1999, (4.4% fixed rate)                     --                  78
Tax-exempt revenue bonds ranging
 from 3.3% to 5.9%, due 2000-2033           166                 153
Alcoa Fujikura Ltd.
 Variable-rate term loan, due
  1999-2002 (5.5% average rate)             210                 230
Alcoa Aluminio 7.5% Notes, due
 2008                                       194                 388
 Variable-rate notes, due 1999-
  2001 (7.6% and 6.6% average
  rates)                                      8                  40
Alcoa of Australia
 Euro-commercial paper, variable
  rate, (5.4% average rate)                  20                 250
Other                                       146                 174
--------------------------------------------------------------------------
                                          2,724               3,058
Less: amount due within one year             67                 181
--------------------------------------------------------------------------
                                        $ 2,657             $ 2,877
--------------------------------------------------------------------------


The amount of long-term debt maturing in each of the next five years is $67 in 2000, $366 in 2001, $209 in 2002, $1,010 in 2003 and $27 in 2004.
     In 1998, Alcoa issued $300 of thirty-year bonds due in 2028, $250 of term debt due in 2018, $200 of term debt due in 2005 and $1,100 of commercial paper. The proceeds from these borrowings were used to fund acquisitions and for general corporate purposes.
     In 1998, Alcoa entered into a new $2 billion revolving- credit facility, which expires in equal amounts in August 2000 and August 2003. Under this agreement, certain levels of consolidated net worth must be maintained while commercial paper balances are outstanding.
     In 1997, Alcoa Fujikura issued a $250 term loan and entered into a five-year, $250 revolving-credit agreement. The proceeds of the term loan were used to repay existing debt. These agreements require Alcoa Fujikura to maintain certain financial ratios.
     In 1996, Alcoa Aluminio issued $400 of export notes, of which $185 were repurchased by Alcoa in 1999. The export note agreement requires Aluminio to maintain certain financial ratios.
     A portion of the commercial paper issued by Alcoa and all of the Euro-commercial paper issued by Alcoa of Australia (AofA) are classified as long-term debt because they are backed by the revolving-credit facility noted above.

H. OTHER ASSETS


December 31                                1999                1998
------------------------------------------------------------------------
Investments, principally equity
 investments                            $   630              $  586
Intangibles, net of accumulated
 amortization of $177 in 1999 and
 $139 in 1998                               117                 127
Noncurrent receivables                       43                  67
Deferred income taxes                       424                 505
Deferred charges and other                  591                 605
--------------------------------------------------------------------------
                                        $1,805               $1,890
--------------------------------------------------------------------------


I. OTHER NONCURRENT LIABILITIES AND DEFERRED CREDITS


December 31                                1999                1998
------------------------------------------------------------------------
Deferred hedging gains                       --             $    55
Deferred alumina sales revenue          $   220                 228
Environmental remediation                   111                 124
Deferred credits                            283                 336
Other noncurrent liabilities                859                 845
--------------------------------------------------------------------------
                                        $ 1,473             $ 1,588
--------------------------------------------------------------------------


The deferred hedging gains are associated with metal contracts and will be reflected in future earnings concurrent with the hedged revenues or costs.

J. MINORITY INTERESTS
The following table summarizes the minority shareholders' interests in the equity of consolidated subsidiaries.


December 31                                1999                1998
------------------------------------------------------------------------
Alcoa of Australia                      $   439             $   376
Alcoa Aluminio                              253                 366
Alcoa World Alumina                         290                 290
Alcoa Fujikura                              260                 233
Other majority-owned companies              216                 211
--------------------------------------------------------------------------
                                        $ 1,458             $ 1,476
--------------------------------------------------------------------------


K. CASH FLOW INFORMATION
Cash payments for interest and income taxes follow.


                                     1999            1998            1997
------------------------------------------------------------------------------
Interest                            $ 225           $ 199           $ 146
Income taxes                          394             371             343
------------------------------------------------------------------------------


The details of cash payments related to acquisitions follow.


                                      1999            1998           1997
------------------------------------------------------------------------------
Fair value of assets                 $ 282         $ 5,511             --
Liabilities                           (159)         (2,554)            --
Stock issued                            --          (1,321)            --
------------------------------------------------------------------------------
Cash paid                              123           1,636             --
Less: cash acquired                      1             173             --
------------------------------------------------------------------------------
Net cash paid for acquisitions       $ 122         $ 1,463             --
------------------------------------------------------------------------------


L. CONTINGENT LIABILITIES
Various lawsuits, claims and proceedings have been or may be instituted or asserted against Alcoa, including those pertaining to environmental, product liability and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the company.
     Aluminio is currently party to a hydroelectric construction project in Brazil. Total estimated construction costs are $500, of which the company's share is 24%. In the event that other participants in this project fail to fufill their financial responsibilities, Aluminio may be liable for its pro rata share of the deficiency.
     AofA is party to a number of natural gas and electricity contracts that expire between 2001 and 2022. Under these take-or-pay contracts, AofA is obligated to pay for a minimum amount of natural gas or electricity even if these commodities are not required for operations. Commitments related to these contracts total $190 in 2000, $182 in 2001, $179 in 2002, $176 in 2003, $176 in
2004 and $2,222 thereafter. Expenditures under these contracts totaled $179 in 1999, $171 in 1998 and $219 in 1997.

M. EARNINGS PER SHARE
Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive securities outstanding. See Note N for additional information.
     The details of basic and diluted earnings per common share follow.


                                      1999            1998           1997
------------------------------------------------------------------------------
Net income                         $ 1,054           $ 853          $ 805
Less: preferred stock dividends          2               2              2
------------------------------------------------------------------------------
Income available to common
 stockholders                      $ 1,052           $ 851          $ 803
Average shares outstanding--
 basic                               366.9           349.1          344.5
Effect of dilutive securities:
 Shares issuable upon exercise
  of dilutive outstanding stock
  options                              6.7             2.5            3.3
------------------------------------------------------------------------------
 Average shares outstanding--
  diluted                            373.6           351.6          347.8
Basic EPS                          $  2.87          $ 2.44         $ 2.33
Diluted EPS                           2.82            2.42           2.31
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

COMMON STOCK. There are 600 million shares authorized at a par value of $1 per share. As of December 31, 1999, 40,833,662 shares of common stock were reserved for issuance under the long-term stock incentive plan.

Stock options under the company's stock incentive plan have been and may be granted, generally at not less than market prices on the dates of grant, except for the 25 cents per-share options issued as a payout of earned performance share awards. The stock option program includes a reload or stock continuation ownership feature. Stock options granted have a maximum term of 10 years. Vesting periods are one year from the date of grant and six months for options granted under the reload feature.
     Alcoa's net income and earnings per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates.


                                      1999            1998           1997
------------------------------------------------------------------------------
Net income:
 As reported                       $ 1,054           $ 853          $ 805
 Pro forma                             912             815            756
------------------------------------------------------------------------------
Basic earnings per share:
 As reported                          2.87            2.44           2.33
 Pro forma                            2.48            2.33           2.19
------------------------------------------------------------------------------
Diluted earnings per share:
 As reported                          2.82            2.42           2.31
 Pro forma                            2.44            2.31           2.17
------------------------------------------------------------------------------


The weighted average fair value of options granted was $10.69 per share in 1999, $5.73 per share in 1998 and $5.90 per share in 1997.
     The fair value of each option is estimated on the date of grant or subsequent reload using the Black-Scholes pricing model with the following assumptions:


                                            1999         1998         1997
------------------------------------------------------------------------------
Average risk-free interest rate             5.0%          5.2%        6.1%
Expected dividend yield                     1.4           2.1         1.3
Expected volatility                        37.0          25.0        25.0
Expected life (years):
 New option grants                          2.5           2.5         2.5
 Reload option grants                       1.5           1.5         1.0
------------------------------------------------------------------------------


The transactions for shares under options were:


                                     1999            1998            1997
------------------------------------------------------------------------------
Outstanding, beginning of
 year:
 Number of options                   26.6            21.1            20.1
 Weighted average exercise
  price                            $33.00          $31.67          $25.87
Granted:
 Number of options                   21.8            11.8            12.8
 Weighted average exercise
  price                            $48.93          $34.37          $36.07
Exercised:
 Number of options                  (21.6)           (6.0)          (11.5)
 Weighted average exercise
  price                            $34.44          $30.13          $26.40
Expired or forfeited:
 Number of options                    (.3)            (.3)            (.3)
 Weighted average exercise
  price                            $37.17          $36.49          $31.70
------------------------------------------------------------------------------
Outstanding, end of year:
 Number of options                   26.5            26.6            21.1
 Weighted average exercise
  price                            $44.29          $33.00          $31.67
------------------------------------------------------------------------------
Exercisable, end of year:
 Number of options                   13.2            13.8            10.4
 Weighted average exercise
  price                            $38.41          $30.47          $26.73
------------------------------------------------------------------------------
Shares reserved for future
 options                             14.3            11.4            17.8
------------------------------------------------------------------------------


The following tables summarize certain stock option information at December 31, 1999:

Options Outstanding


Range of                              Weighted average   Weighted average
exercise price           Number         remaining life     exercise price
------------------------------------------------------------------------------
$ 0.25                       .3      employment career             $ 0.25
$13.93-$27.57               1.9                   4.20              22.13
$27.58-$41.21               5.6                   5.60              35.12
$41.22-$54.85              12.3                   8.21              43.00
$54.86-$68.49               5.9                   6.04              62.24
$68.50-$82.13                .5                   6.05              73.07
------------------------------------------------------------------------------
 Total                     26.5                   6.74              44.29
------------------------------------------------------------------------------



Options Exercisable

Range of                                        Weighted average
exercise price                    Number       exercisable price
-----------------------------------------------------------------------
$ 0.25                                .3                  $ 0.25
$13.93-$27.57                        1.9                   22.13
$27.58-$41.21                        5.6                   35.12
$41.22-$54.85                        3.9                   44.91
$54.86-$68.49                        1.5                   62.35
$68.50-$82.13                         --                      --
-----------------------------------------------------------------------
 Total                              13.2                  $38.41
-----------------------------------------------------------------------


O. SEGMENT AND GEOGRAPHIC AREA INFORMATION
Alcoa is primarily a producer of aluminum products. Its segments are organized by product on a worldwide basis. Alcoa's management reporting system evaluates performance based on a number of factors; however, the primary measure of performance is the after-tax operating profit of each segment. Nonoperating items such as interest income, interest expense, foreign exchange gains/losses, the effects of LIFO accounting and minority interest are excluded from segment profit. In addition, certain expenses such as corporate general administrative expenses, depreciation and amortization on corporate assets and certain special items are not included in segment results. Segment assets exclude cash, cash equivalents, short-term investments and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate and other amounts. In 1999, Alcoa changed its internal reporting system to include the results of aluminum hedging in the Primary Metals segment. Previously, these results were reported as reconciling items between segment ATOI and net income. Segment results for 1998 and 1997 have been restated to reflect this change.
     The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note A). Transactions between segments are established based on negotiation between the parties. Differences between segment totals and Alcoa's consolidated totals for line items not reconciled are primarily due to corporate allocations.
     Alcoa's products are used primarily by packaging, transportation (including aerospace, automotive, rail and shipping), building and construction, and industrial customers worldwide. Total exports from the U.S. were $1,309 in 1999, compared with $1,283 in 1998 and $1,207 in 1997. Alcoa's reportable segments follow.

ALUMINA AND CHEMICALS. This segment's activities include the mining of bauxite, which is then refined into alumina. The alumina is then sold to internal and external customers worldwide, or processed into industrial chemical products. The alumina operations of Alcoa World Alumina and Chemicals (AWAC) comprise the majority of this segment.

PRIMARY METALS. This group's focus is Alcoa's worldwide smelter system. Primary Metals receives alumina from the Alumina and Chemicals segment and produces aluminum ingot to be used by other Alcoa segments, as well as sold to outside customers. Results from internal hedging contracts and from marking to market certain aluminum commodity contracts are also included in this segment.

FLAT-ROLLED PRODUCTS. This segment's primary business is the production and sale of aluminum plate, sheet and foil. This segment includes the aggregation of rigid container sheet (RCS), which is used to produce aluminum beverage cans, and mill products used in the transportation and distributor markets.

ENGINEERED PRODUCTS. This segment includes the aggregation of hard and soft alloy extrusions, aluminum forgings, rod and bar. These products serve primarily the transportation, construction and distributor markets.

OTHER. This category includes Alcoa Fujikura Ltd., which produces electrical components for the automotive industry along with telecommunication products. In addition, Alcoa's aluminum and plastic closure operations and Alcoa's residential building products operations are included in this group.


                                 Alumina and         Primary      Flat-rolled       Engineered
Segment information                chemicals          metals         products         products            Other          Total
----------------------------------------------------------------------------------------------------------------------------------
1999
Sales:
 Third-party sales                  $ 1,842          $ 2,241          $ 5,113          $ 3,728          $ 3,393       $ 16,317
 Intersegment sales                     925            2,793               51               26               --          3,795
-----------------------------------------------------------------------------------------------------------------------------------
 Total sales                        $ 2,767          $ 5,034          $ 5,164          $ 3,754          $ 3,393       $ 20,112
-----------------------------------------------------------------------------------------------------------------------------------
Profit and loss:
 Equity income (loss)                    --          $    42          $    (9)              --          $    10       $     43
 Depreciation, depletion and
  amortization                      $   161              216              184          $   116              149            826
 Special items                           --               --               --               --               --             --
 Income tax                             159              214              131               88              103            695
 After-tax operating income             307              535              281              180              186          1,489
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Capital expenditures               $   183          $   207          $   166          $   144          $   158       $    858
 Equity investment                       54              153               66               --              287            560
 Total assets                         3,250            5,098            3,395            2,387            2,409         16,539
-----------------------------------------------------------------------------------------------------------------------------------

1998
Sales:
 Third-party sales                  $ 1,847          $ 2,105          $ 4,900          $ 3,110          $ 3,362       $ 15,324
 Intersegment sales                     832            2,509               59               11               --          3,411
-----------------------------------------------------------------------------------------------------------------------------------
 Total sales                        $ 2,679          $ 4,614          $ 4,959          $ 3,121          $ 3,362       $ 18,735
-----------------------------------------------------------------------------------------------------------------------------------
Profit and loss:
 Equity income (loss)               $     1          $    27          $     8          $    (1)         $    10       $     45
 Depreciation, depletion and
  amortization                          159              176              190               88              155            768
 Special items                           --               --               --               --               --             --
 Income tax                             174              196              126               85              107            688
 After-tax operating income             318              372              306              183              165          1,344
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Capital expenditures               $   275          $   164          $   152          $   105          $   143       $    839
 Equity investment                       50              150               69               --              146            415
 Total assets                         3,082            5,341            3,513            2,427            2,246         16,609
-----------------------------------------------------------------------------------------------------------------------------------

1997
Sales:
 Third-party sales                  $ 1,978          $ 1,600          $ 4,188          $ 2,077          $ 3,457       $ 13,300
 Intersegment sales                     634            1,883               53                9               --          2,579
-----------------------------------------------------------------------------------------------------------------------------------
 Total sales                        $ 2,612          $ 3,483          $ 4,241          $ 2,086          $ 3,457       $ 15,879
-----------------------------------------------------------------------------------------------------------------------------------
Profit and loss:
 Equity income                           --             $ 23              $ 7               --             $ 12           $ 42
 Depreciation, depletion and
  amortization                      $   175              129              173          $    66              156            699
 Special items loss (gain)                4               (3)              (1)              (2)             (71)           (73)
 Income tax                             168              214              123               48              104            657
 After-tax operating income             302              399              269              100              177          1,247
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Capital expenditures               $   201          $   137          $   159          $   149          $   128       $    774
 Equity investment                       51              140               61                1              124            377
 Total assets                         3,027            2,334            2,786            1,469            2,284         11,900
-----------------------------------------------------------------------------------------------------------------------------------


The following reconciles segment information to consolidated totals.


                                       1999           1998           1997
------------------------------------------------------------------------------
Sales:
 Total sales                       $ 20,112       $ 18,735       $ 15,879
 Elimination of intersegment
  sales                              (3,795)        (3,411)        (2,579)
 Other revenues                           6             16             19
------------------------------------------------------------------------------
    Consolidated sales             $ 16,323       $ 15,340       $ 13,319
------------------------------------------------------------------------------
Net income:
 Total after-tax operating
  income                           $  1,489       $  1,344       $  1,247
 Elimination of intersegment
  (profit) loss                         (24)           (16)            12
 Unallocated amounts (net of
  tax):
   Interest income                       26             64             67
   Interest expense                    (126)          (129)           (92)
   Minority interest                   (242)          (238)          (268)
   Corporate expense                   (171)          (197)          (172)
   Other                                102             25             11
------------------------------------------------------------------------------
    Consolidated net income        $  1,054       $    853       $    805
------------------------------------------------------------------------------
Assets:
 Total assets                      $ 16,539       $ 16,609       $ 11,900
 Elimination of intersegment
  receivables                          (362)          (378)          (286)
Unallocated amounts:
 Cash, cash equivalents and
  short-term investments                314            381            906
 Deferred tax assets                    657            703            560
 Corporate goodwill                     422            480             --
 Corporate fixed assets                 317            315            326
 LIFO reserve                          (645)          (703)          (770)
 Other                                 (176)            56            435
------------------------------------------------------------------------------
    Consolidated assets            $ 17,066       $ 17,463       $ 13,071
------------------------------------------------------------------------------


Geographic information for revenues, based on country of origin, and long-lived assets follows:


                                       1999           1998           1997
------------------------------------------------------------------------------
Revenues:
 U.S.                              $ 10,392        $ 9,212        $ 7,593
 Australia                            1,398          1,470          1,875
 Spain                                1,059            965             44
 Brazil                                 730            934          1,161
 Germany                                521            554            580
 Other                                2,223          2,205          2,066
------------------------------------------------------------------------------
                                   $ 16,323       $ 15,340       $ 13,319
------------------------------------------------------------------------------
Long-lived assets:
 U.S.                               $ 6,650        $ 6,726        $ 4,133
 Australia                            1,585          1,441          1,453
 Brazil                                 712            967          1,047
 Canada                                 948            890              2
 Germany                                165            213            201
 Other                                1,122          1,023            853
------------------------------------------------------------------------------
                                   $ 11,182       $ 11,260        $ 7,689
------------------------------------------------------------------------------


P. INCOME TAXES

The components of income before taxes on income were:


                                       1999           1998           1997
------------------------------------------------------------------------------
U.S.                                $   631        $   595        $   708
Foreign                               1,218          1,010            894
------------------------------------------------------------------------------
                                    $ 1,849        $ 1,605        $ 1,602
------------------------------------------------------------------------------


The provision for taxes on income consisted of:


                                       1999           1998           1997
------------------------------------------------------------------------------
Current:
 U.S. federal*                        $ 175          $ 159          $ 172
 Foreign                                306            219            274
 State and local                         18             26             --
------------------------------------------------------------------------------
                                        499            404            446
------------------------------------------------------------------------------
Deferred:
 U.S. federal*                           74             81             82
 Foreign                                (25)            25             (4)
 State and local                          5              4              5
------------------------------------------------------------------------------
                                         54            110             83
------------------------------------------------------------------------------
Total                                 $ 553          $ 514          $ 529
------------------------------------------------------------------------------

*Includes U.S. taxes related to foreign income


In the 1999 fourth quarter, Australia reduced its corporate income tax rate from 36% to 34% for 2000 and 30% for 2001.
     In 1999, the exercise of employee stock options generated a tax benefit of $145. This amount was credited to additional capital and reduced current taxes payable.
     Reconciliation of the U.S. federal statutory rate to Alcoa's effective tax rate follows.


                                       1999           1998           1997
------------------------------------------------------------------------------
U.S. federal statutory rate           35.0%          35.0%          35.0%
Taxes on foreign income               (2.4)          (4.1)           (.2)
State taxes net of federal
 benefit                                .5             .7            (.2)
Tax rate changes                      (2.4)            --             --
Other                                  (.8)            .4           (1.6)
------------------------------------------------------------------------------
Effective tax rate                    29.9%          32.0%          33.0%
------------------------------------------------------------------------------


The components of net deferred tax assets and liabilities follow.


                               1999                      1998
                     -------------------------------------------------
                       Deferred     Deferred    Deferred     Deferred
                            tax          tax         tax          tax
December 31              assets  liabilities      assets  liabilities
-----------------------------------------------------------------------
Depreciation                 --      $   951          --      $   881
Employee benefits       $   872           --     $   869           --
Loss provisions             214           --         208           --
Deferred income/expense      91          138         124          103
Tax loss carryforwards      185           --         192           --
Tax credit carryforwards      2           --           5           --
Other                       111           64          68           46
------------------------------------------------------------------------------
                          1,475        1,153       1,466        1,030
Valuation allowance        (134)          --        (135)          --
------------------------------------------------------------------------------
                        $ 1,341      $ 1,153     $ 1,331      $ 1,030
------------------------------------------------------------------------------


Of the total deferred tax assets associated with the tax loss carryforwards, $31 expires over the next 10 years, $10 over the next 20 years and $144 is unlimited. A substantial portion of the valuation allowance relates to these carryforwards because the ability to generate sufficient foreign taxable income in future years is uncertain.
     The cumulative amount of Alcoa's share of undistributed earnings for which no deferred taxes have been provided was $1,838 at December 31, 1999. Management has no plans to distribute such earnings in the foreseeable future. It is not practical to determine the deferred tax liability on these earnings.

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


                                Pension benefits      Postretirement benefits
                             ----------------------  -------------------------
December 31                      1999         1998         1999        1998
------------------------------------------------------------------------------
Change in benefit
 obligation
  Benefit obligation at
   beginning of year          $ 5,394      $ 4,700     $  1,862     $ 1,675
  Service cost                    141          119           19          18
  Interest cost                   342          318          109         112
  Amendments                        5            8            1           1
  Actuarial (gains) losses       (143)         165         (173)         31
  Alumax acquisition               --          473           --         148
  Divestitures                     --          (46)          --          (5)
  Benefits paid                  (387)        (333)        (130)       (117)
  Exchange rate                    14          (10)          (1)         (1)
------------------------------------------------------------------------------
  Benefit obligation at end
   of year                    $ 5,366      $ 5,394     $  1,687     $ 1,862
------------------------------------------------------------------------------

Change in plan assets
  Fair value of plan assets
   at beginning of year       $ 5,758      $ 5,101     $    100     $    88
  Actual return on plan
   assets                         666          601           12          12
  Alumax acquisition               --          429           --          --
  Divestiture                      --          (50)          --          --
  Employer contributions           16           47           --          --
  Participants
   contributions                   22           11           --          --
  Benefits paid                  (362)        (351)          --          --
  Administrative expenses         (15)         (17)          --          --
  Exchange rate                    18          (13)          --          --
------------------------------------------------------------------------------
  Fair value of plan assets
   at end of year             $ 6,103      $ 5,758     $    112    $    100
------------------------------------------------------------------------------

Funded status                 $   737      $   364     $ (1,575)   $ (1,762)
  Unrecognized net
   actuarial gain              (1,189)        (789)        (221)        (48)
  Unrecognized net prior
   service cost (credit)           69           90         (116)       (151)
  Unrecognized transition
   obligation                       1            2           --          --
------------------------------------------------------------------------------
  Net amount recognized       $  (382)     $  (333)    $ (1,912)   $ (1,961)
------------------------------------------------------------------------------

Amount recognized in the
 balance sheet consists of:
  Prepaid benefit             $    61      $    59           --          --
  Accrued benefit liability      (471)        (425)    $ (1,912)   $ (1,961)
  Intangible asset                  4            9           --          --
  Accumulated other
   comprehensive income            24           24           --          --
------------------------------------------------------------------------------
  Net amount recognized       $  (382)     $  (333)    $ (1,912)   $ (1,961)
------------------------------------------------------------------------------


The components of net periodic benefit costs are reflected below.


                                                  Pension benefits                                 Postretirement benefits
                                 -----------------------------------------------    -----------------------------------------------
December 31                            1999             1998             1997             1999             1998           1997
-----------------------------------------------------------------------------------------------------------------------------------
Components of net periodic
 benefit costs
  Service cost                        $ 141            $ 119             $ 95             $ 19             $ 18           $ 18
  Interest cost                         341              318              305              109              112            105
  Expected return on plan
   assets                              (427)            (391)            (346)              (9)              (8)            (7)
  Amortization of prior service
   cost (benefit)                        40               48               37              (34)             (34)           (34)
  Recognized actuarial (gain)
   loss                                  (4)              (7)               1               (4)              (5)            (4)
  Amortization of transition
   obligation                             2                2                1               --               --             --
-----------------------------------------------------------------------------------------------------------------------------------
  Net periodic benefit costs           $ 93             $ 89             $ 93             $ 81             $ 83           $ 78
-----------------------------------------------------------------------------------------------------------------------------------


The aggregate benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $1,022 and $696, respectively, as of December 31, 1999, and $754 and $445, respectively, as of December 31, 1998. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $337 and $119, respectively, as of December 31, 1999, and $501 and $287, respectively, at December 31, 1998.
     Weighted average assumptions used to determine plan liabilities and expense follow.


December 31                               1999           1998          1997
------------------------------------------------------------------------------
Discount rate                            7.00%          6.50%         6.75%
Expected long-term return on
 plan assets                             9.00           9.00          9.00
Rate of compensation increase            5.00           5.00          5.00
------------------------------------------------------------------------------


For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.25% in 2004 and remain at that level thereafter.
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in these assumed rates would have the following effects:


                                            1%                 1%
                                      increase           decrease
----------------------------------------------------------------------
Effect on total of service and
 interest cost components                 $ 11               $ (8)
Effect on postretirement benefit
 obligations                               120               (102)
------------------------------------------------------------------------


Alcoa also sponsors a number of defined contribution pension plans. Expenses were $64 in 1999, $57 in 1998 and $47 in 1997.

R. LEASE EXPENSE
Certain equipment, warehousing and office space and oceangoing vessels are under operating lease agreements. Total expense for all leases was $145 in 1999, $130 in 1998 and $111 in 1997. Under long-term operating leases, minimum annual rentals are $78 in 2000, $56 in 2001, $40 in 2002, $21 in 2003, $12 in 2004 and
a total of $33 for 2005 and thereafter.

S. INTEREST COST COMPONENTS


                                       1999           1998           1997
------------------------------------------------------------------------------
Amount charged to expense             $ 195          $ 198          $ 141
Amount capitalized                       21             13              9
------------------------------------------------------------------------------
                                      $ 216          $ 211          $ 150
------------------------------------------------------------------------------


T. FINANCIAL INSTRUMENTS
The carrying values and fair values of Alcoa's financial instruments at December 31 follow.


                                       1999                     1998
                             ----------------------   ------------------------
                             Carrying         Fair     Carrying        Fair
                                value        value        value       value
------------------------------------------------------------------------------
Cash and cash equivalents       $ 237        $ 237        $ 342       $ 342
Short-term investments             77           77           39          39
Noncurrent receivables             43           43           67          67
Short-term debt                   410          410          612         612
Long-term debt                  2,657        2,526        2,877       2,902
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

FOREIGN EXCHANGE CONTRACTS. The company enters into foreign exchange contracts to hedge its significant firm and anticipated purchase and sale commitments denominated in foreign currencies. These contracts cover periods commensurate with known or expected exposures, generally within 36 months, and are principally unsecured foreign exchange contracts with carefully selected banks. The market risk exposure is essentially limited to risk related to currency rate movements. Unrealized gains (losses) on these contracts at December 31, 1999 and 1998 were $57 and $(36), respectively.
     The table below reflects the various types of foreign exchange contracts Alcoa uses to manage its foreign exchange risk.


                                      1999                     1998
                             ----------------------  -------------------------
                             Notional       Market     Notional      Market
                               amount        value       amount       value
------------------------------------------------------------------------------
Forwards                      $ 1,499         $ 60      $ 2,845       $ (58)
Purchased options                  28            3           52           1
Written options                    --           --           27          --
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


                                       1999                     1998
                             ------------------------  -----------------------
                                  Buy         Sell          Buy        Sell
------------------------------------------------------------------------------
Australian dollar             $ 1,447          $ 4      $ 1,751       $ 211
Canadian dollar                    98            8          230         129
Dutch guilder                      --           --          135          22
Japanese yen                        6           --          109          14
Deutsche mark                       2           21           22          69
Pound sterling                     --           --           30          70
Other                              --           --           35          36
------------------------------------------------------------------------------
                              $ 1,553         $ 33      $ 2,312       $ 551
------------------------------------------------------------------------------


INTEREST RATE SWAPS. Alcoa manages its debt portfolio by using interest rate swaps and options to achieve an overall desired position of fixed and floating rates. As of December 31, 1999, the company had the following interest rate swap contracts outstanding:
> Four interest rate swap contracts relating to Alcoa's 5.75% notes that mature in 2001. The swaps convert $175 notional amount from fixed rates to floating rates and mature in 2001.
> Five interest rate swap contracts relating to Alcoa Fujikura's variable rate loan. These agreements convert the variable rate to a fixed rate on a notional amount of $198 and mature in 2002.
     In addition to the above, Aluminio has a number of cross- currency interest rate swap contracts, relating to deposit accounts, that primarily convert local currency floating rates to dollar fixed rates, on a notional amount of $257.
     Alcoa utilizes cross-currency rate swaps to take advantage of international debt markets. At year-end 1999, Alcoa had in place $60 of cross-currency interest rate swaps that effectively convert U.S. dollar-denominated debt into liabilities in yen based on Japanese interest rates.
     Based on current interest rates for similar transactions, the fair value of all interest rate swap agreements is not material.
     Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material. The effect of interest rate swaps on Alcoa's composite interest rate on long-term debt was not material at the end of 1999 or 1998.
     Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, but does not anticipate nonperformance by any of the counterparties.
     For further information on Alcoa's hedging and derivatives activities, see Note A.

U. ENVIRONMENTAL MATTERS
Alcoa continues to participate in environmental assessments and cleanups at a number of locations. These include approximately 10 owned or operating facilities and adjoining properties, approximately 10 previously owned or operated facilities and adjoining properties and approximately 65 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information.
     As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the potential costs for certain of these matters. For example, there are issues related to the Massena, New York, and Pt. Comfort, Texas sites that allege natural resource damage or off-site contaminated sediments, where investigations are ongoing. The following discussion provides additional details regarding the current status of these two sites.
     MASSENA/GRASSE RIVER. Sediments and fish in the Grasse River adjacent to Alcoa's Massena, New York plant site contain varying levels of polychlorinated biphenyl (PCB). Alcoa has been identified by the U.S. Environmental Protection Agency (EPA) as potentially responsible for this contamination and, since 1989, has been conducting investigations and studies of the river under order from the EPA issued under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund.
     During 1999, Alcoa continued to perform studies and investigations on the Grasse River. A planned pilot test of certain sediment capping techniques, intended for 1999, could not be completed because a final scope of work could not be developed with EPA in time to complete the project before the construction season concluded. In addition, in the 1999 fourth quarter, Alcoa submitted an Analysis of Alternatives to EPA. This report identified potential courses of remedial action related to the PCB contamination of the river. Alcoa has proposed to EPA that the planned pilot scale tests be conducted to assess the feasibility of performing certain sediment-covering techniques before selection and approval of a remedial alternative by EPA. The costs of these pilot scale tests have been fully reserved. The results of these tests and discussions with EPA regarding all of the alternatives identified should provide additional information for the selection and approval of the appropriate remedial alternative. Alcoa intends to seek EPA approval for the pilot tests in the first half of 2000.
     The Analysis of Alternatives report and the results of the pilot tests must be reviewed and approved by EPA. Currently, no one of the alternatives is more likely to be selected than any other. The range of additional costs associated with the potential courses of remedial action is between zero and $53. Alcoa is also aware of a natural resource damage claim that may be asserted by certain federal, state and tribal natural resource trustees at this location.

     PT. COMFORT/LAVACA BAY. In 1990, Alcoa began discussions with certain state and federal natural resource trustees concerning alleged releases of mercury from its Pt. Comfort, Texas facility into the adjacent Lavaca Bay. In March 1994, EPA listed the "Alcoa (Point Comfort)/Lavaca Bay Site" on the National Priorities List and, shortly thereafter, Alcoa and EPA entered into an administrative order on consent under which Alcoa is obligated to conduct certain remedial investigations and feasibility studies. In accordance with this order, Alcoa recently submitted a draft remedial investigation, a draft feasibility study and a draft baseline risk assessment to EPA. In addition, Alcoa recently commenced construction of the EPA-approved project to fortify an offshore dredge disposal island. The probable and estimable costs of these actions are fully reserved. Additional costs to complete a remedy currently cannot be estimated since they will depend on the extent of remediation required, if any, the remedial method chosen and the time frame to complete any remediation activity. Since the order with EPA, Alcoa and the natural resource trustees have continued efforts to understand natural resource injury and ascertain appropriate restoration alternatives. That process is currently expected to be complete by late 2000 or early 2001.
     Based on the above, it is possible that Alcoa's results of operations, in a particular period, could be materially affected by matters relating to these two sites. However, based on facts currently available, management believes that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.
     Alcoa's remediation reserve balance at the end of 1999 and 1998 was $174 and $217 (of which $63 and $85 were classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. About 22% of the 1999 balance relates to the Massena plant site, and 11% of the 1999 balance relates to the Pt. Comfort plant site. Remediation expenses charged to the reserve were $47 in 1999, $63 in 1998 and $64 in 1997. They include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 1999, the reserve balance was increased by $4 million to cover anticipated future environmental expenditures. In 1998, the reserve balance was increased as a result of adding the Alumax environmental reserve to Alcoa's existing reserve balance. Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

V. SUBSEQUENT EVENT

On February 11, 2000, the shareholders of Reynolds Metals Company, by majority vote, approved the proposed merger transaction between Alcoa and Reynolds. The merger transaction remains subject to the approval of various governmental authorities.

SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY DATA (UNAUDITED)
(dollars in millions, except per-share amounts)


1999                                     First             Second              Third             Fourth               Year
---------------------------------------------------------------------------------------------------------------------------------
Sales                                  $ 3,985            $ 4,033            $ 4,052            $ 4,253           $ 16,323
Income from operations                     247                294                313                442              1,296
Net income                                 221                240                259                334*             1,054
Earnings per share:
 Basic                                     .60                .65                .71                .91               2.87
 Diluted                                   .60                .64                .69                .89               2.82
---------------------------------------------------------------------------------------------------------------------------------


*The 1999 fourth quarter included an after-tax credit of $49 related to changes in the LIFO index and LIFO liquidations.



1999                                     First             Second              Third             Fourth               Year
---------------------------------------------------------------------------------------------------------------------------------
Sales                                  $ 3,445            $ 3,587            $ 4,109            $ 4,199           $ 15,340
Income from operations                     280                269                266                276              1,091
Net income                                 210                207                218                218*               853
Earnings per share:
 Basic                                     .63                .62                .61                .59               2.44
 Diluted                                   .62                .62                .61                .59               2.42
---------------------------------------------------------------------------------------------------------------------------------

*The 1998 fourth quarter included an after-tax credit of $32 related to changes in the LIFO index.


NUMBER OF EMPLOYEES (UNAUDITED)


                                       1999           1998           1997
------------------------------------------------------------------------------
Other Americas                       45,100         40,900         36,200
U.S.                                 38,400         38,900         27,200
Europe                               18,800         18,200         11,900
Pacific                               5,400          5,500          6,300
------------------------------------------------------------------------------
                                    107,700        103,500         81,600
------------------------------------------------------------------------------



                             GRAPHICS APPENDIX LIST

REVENUES BY MARKET - page 28
billions of dollars


                                1995    1996    1997    1998    1999
                                ----    ----    ----    ----    ----

Alumina and Chemicals            1.7     1.9     2.0     1.8     1.8
Building and Construction        1.5     1.5     1.4     1.7     2.2
Aluminum Ingot                   1.3     1.5     1.5     2.0     2.2
Distribution                     2.0     2.2     2.1     2.8     2.9
Packaging                        3.8     3.3     3.2     3.3     3.2
Transportation                   2.2     2.7     3.1     3.7     4.0
                                ----    ----    ----    ----    ----

Total                           12.5    13.1    13.3    15.3    16.3
                                ====    ====    ====    ====    ====


Revenues by Geographic Area - page 28
billions of dollars


                          1995    1996    1997    1998    1999
                          ----    ----    ----    ----    ----

Other Americas            1.2     1.3     1.4     1.2     1.0
Pacific                   2.0     2.3     2.2     1.8     1.7
Europe                    1.7     1.8     2.1     3.1     3.2
US                        7.6     7.7     7.6     9.2    10.4
                         ----    ----    ----    ----    ----

Total                    12.5    13.1    13.3    15.3    16.3
                         ====    ====    ====    ====    ====



Net Income - page 29
millions of dollars

        1995    1996    1997    1998     1999
        ----    ----    ----    ----     ----

         791     515     805     853    1,054


Percent Return on Shareholders' Equity - page 29

        1995    1996    1997    1998    1999
        ----    ----    ----    ----    ----

        18.5    11.6    18.1    16.3    17.2



Revenues by Segment - page 30
billions of dollars

                          1996    1997    1998    1999
                          ----    ----    ----    ----

Alumina and Chemicals      2.0     2.0     1.8     1.9
Primary Metals             1.6     1.6     2.1     2.2
Engineered Products        1.9     2.1     3.1     3.7
Flat-rolled Products       4.1     4.2     4.9     5.1
Other                      3.5     3.4     3.4     3.4
                          ----    ----    ----    ----

Total                     13.1    13.3    15.3    16.3
                          ====    ====    ====    ====


Alumina Production - page 30
thousands of metric tons

        1995      1996      1997      1998      1999
        ----      ----      ----      ----      ----

        10,578    10,644    11,048    12,938    13,273


Aluminum Production - page 31
thousands of metric tons

        1995      1996      1997      1998      1999
        ----      ----      ----      ----      ----

        1,056     1,708     1,725     2,471     2,851



Aluminum Product Shipments - page 32
thousands of metric tons

                        1995      1996     1997      1998       1999
                        ----      ----     ----      ----       ----

Third-Party Ingot         673       901      920     1,367      1,411
Fabicated Products      1,909     1,940    2,036     2,584      3,067
                        -----     -----    -----     -----      -----

Total                   2,582     2,841    2,956     3,951      4,478
                        =====     =====    =====     =====      =====



Cost of Goods Sold - page 34
as a percent of sales

                        1995    1996    1997    1998    1999
                        ----    ----    ----    ----    ----

Revenue -               12.5    13.1    13.3    15.3    16.3
billions of dollars

Cost of goods sold      75.8    77.2    77.1    77.8    76.8
as a percent of sales



Selling and General Administrative Expenses - page 34 as a percent of sales

                          1995    1996    1997    1998    1999
                          ----    ----    ----    ----    ----

Revenue -                 12.5    13.1    13.3    15.3    16.3
billions of dollars

Selling and general        5.7     5.5     5.1     5.1     5.2
administrative expenses
as a percent of sales


Cash From Operations - page 36
millions of dollars

                1995      1996      1997      1998      1999
                ----      ----      ----      ----      ----

               1,713     1,279     1,888     2,197     2,236


Debt as a Percent of Invested Capital - page 36

                1995      1996      1997      1998      1999
                ----      ----      ----      ----      ----

                24.0      25.5      25.0      31.7      28.3

Free Cash Flow to Debt Coverage - page 37

                1995      1996      1997      1998      1999
                ----      ----      ----      ----      ----

                1.12      0.79      1.13      0.63      0.80


Capital Expenditures and Depreciation - page 37 millions of dollars

                        1995    1996    1997    1998    1999
                        ----    ----    ----    ----    ----

Capital Expenditures     887     996     913     932     920

Depreciation             713     747     735     842     888


Stock Listing - page 65

Common: New York Stock Exchange, The Electronical Stock Exchange in Switzerland and exchanges in Brussels, Frankfurt and London.

Preferred:  American Stock Exchange

Ticker Symbol:  AA


Quarterly Common Stock Information - page 65

                                1999                                        1998
                ------------------------------------      ----------------------------------

Quarter         High          Low           Dividend      High          Low         Dividend
                ----          ---           --------      ----          ---         --------

First           $45-3/32      $35-15/16     $.20125       $39-1/16      $32-9/16    $.1875
Second           67-15/16      40-1/4        .20125        39-11/16      31-3/8      .1875
Third            70-7/8        58-1/2        .20125        37            29          .1875
Fourth           83-3/8        57-1/4        .20125        40-5/8        33-5/8      .1875
--------------------------------------------------------------------------------------------
Year            $83-3/8       $35-15/16     $.805         $40-5/8       $29         $.75
============================================================================================



Common Share Data - page 65

                Estimated number        Average shares
                of shareholders*        outstanding (000)
                ----------------        -----------------

1999            185,000                 366,944
1998            119,000                 349,114
1997             95,800                 344,452
1996             88,300                 348,667
1995             83,600                 356,036

*These estimates include shareholders who own stock registered in their own names and those who own stock through banks and brokers.
