Form 10-K405, Exhibit 13
period 2000-12-31
ALCOA INC
filed 2001-03-02
CIK 4281

                                                                      Exhibit 13


SELECTED FINANCIAL DATA
(dollars in millions, except per-share amounts and ingot prices)

                           2000        1999        1998      1997      1996
------------------------------------------------------------------------------
Sales                  $ 22,936    $ 16,323    $ 15,340  $ 13,319  $ 13,061
Net income*               1,484       1,054         853       805       515
  Earnings per common
    share
    Basic (before
      cumulative
      effect)              1.83        1.43        1.22      1.17      0.74
    Basic (after
      cumulative
      effect)              1.82        1.43        1.22      1.17      0.74
    Diluted (before
      cumulative
      effect)              1.81        1.41        1.21      1.15      0.73
    Diluted (after
      cumulative
      effect)              1.80        1.41        1.21      1.15      0.73
------------------------------------------------------------------------------
Alcoa's average
  realized price per
  pound for aluminum
  ingot                     .77         .67         .67       .75       .73
Average U.S. market
  price per pound for
  aluminum ingot
  (Metals Week)             .75         .66         .66       .77       .71
------------------------------------------------------------------------------
Cash dividends paid
  per common share         .500        .403        .375      .244      .333
Total assets             31,691      17,066      17,463    13,071    13,450
Long-term debt
  (noncurrent)            4,987       2,657       2,877     1,457     1,690
------------------------------------------------------------------------------

*2000 includes cumulative effect of accounting change for revenue recognition of $(5); 1997 and 1996 include net after-tax gains of $44 and net after-tax charges of $122, respectively.

RESULTS OF OPERATIONS
(dollars in millions, except share amounts and ingot prices;
shipments in  thousands of metric tons [mt])

EARNINGS SUMMARY
2000 was another record year for Alcoa, with net income the highest in the company's 112-year history, marking the fourth consecutive year for increases in both earnings and earnings per share. The acquisitions of Reynolds Metals Company (Reynolds) and Cordant Technologies Inc. (Cordant) were completed in 2000 and were accretive to earnings in the fourth quarter. Highlights from the year include:
> Net income of $1,484, a 41% increase from 1999;
> Revenues of $22,936, a 41% increase from 1999;
> Return on average shareholders' equity of 16.8%;
> Achievement of the $1.1 billion cost reduction target; and > Aluminum shipments of 5,398 mt, up 21% from 1999.
  Improved financial results for 2000 relative to 1999 were the result of higher volumes, aided by the Reynolds and Cordant acquisitions, an increase in aluminum prices and continued operating improvements. Partially offsetting these positive factors were higher energy costs, a higher effective tax rate and softening in the transportation, building, construction and distribution markets.
  1999 was a milestone year for Alcoa, as net income exceeded $1 billion for the first time in the company's history. Highlights from 1999 include:
> Net income of $1,054, a 24% increase from 1998;
> Revenues of $16,323, driven by higher volumes;
> Return on average shareholders' equity of 17.2%; and > Aluminum shipments of 4,478 mt, up 13% from 1998.
  The improvement in Alcoa's 1999 net income was the result of higher aluminum revenues, operating improvements and a lower effective tax rate. Revenues in 1999 increased from 1998 as a result of higher volumes and a full year's results from the Alumax, Inc. (Alumax) acquisition which occurred in July 1998, partly offset by lower overall aluminum prices.

SEGMENT INFORMATION Alcoa's operations consist of five worldwide segments: Alumina and Chemicals, Primary Metals, Flat-Rolled Products, Engineered Products and Packaging and Consumer. Alcoa businesses that are not reported to management as part of one of these five segments are aggregated and reported as "Other." Alcoa's management reporting system measures the after-tax operating income (ATOI) of each segment. Nonoperating items, such as interest income, interest expense, foreign exchange gains/losses, the effects of last-in, first-out (LIFO) inventory accounting and minority interests are excluded from segment ATOI.
In addition, certain expenses, such as corporate general administrative expenses and depreciation and amortization on corporate assets, are not included in segment ATOI.
Segment assets exclude cash, cash equivalents, short-term investments and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserve, goodwill allocated to corporate and other amounts.
  In 2000, as a result of acquisitions, Alcoa changed its internal management reporting structure to add the Packaging and Consumer segment. This segment includes the Reynolds packaging and consumer businesses acquired in 2000, Alcoa's closures, packaging, PET (polyethylene terephthalate) bottles and packaging machinery businesses. Previously, the closures, packaging, PET bottles and packaging machinery businesses were reported in the Other group. Segment data from 1999 and 1998 has been restated to reflect this change. Other Reynolds and Cordant businesses were added to the appropriate existing segments.
  ATOI for all segments totaled $2,389 in 2000, compared with $1,489 in 1999 and $1,344 in 1998. See Note N to the financial statements for additional information. The following discussion provides shipment, revenue and ATOI data for each segment for the years 1998 through 2000.

I. ALUMINA AND CHEMICALS

                                         2000           1999          1998
------------------------------------------------------------------------------
Alumina production (mt)                13,968         13,273        12,938
Third-party alumina shipments (mt)      7,472          7,054         7,130
Third-party sales                     $ 2,108        $ 1,842       $ 1,847
Intersegment sales                      1,104            925           832
------------------------------------------------------------------------------
Total sales                           $ 3,212        $ 2,767       $ 2,679
------------------------------------------------------------------------------
After-tax operating income              $ 585          $ 307         $ 318
------------------------------------------------------------------------------

This segment's activities include the mining of bauxite, which is then refined into alumina. Alumina is sold to internal and external customers worldwide or is processed into industrial chemical products. The industrial chemical products are sold to a broad spectrum of markets including refractories, ceramics, abrasives, chemicals processing and other specialty applications. This segment does not include the Reynolds alumina assets that were required to be divested.
  Alumina comprises approximately two-thirds of the total third-party sales. In late 1999, Alcoa completed the expansion of its Wagerup alumina refinery in Australia. This expansion, which increased Wagerup's capacity by 440,000 mt to a total plant capacity of 2.2 million mt per year, was completed on time and on budget. With the completion of this expansion and the increased production levels at Kwinana, Pinjarra and San Ciprian, alumina shipments increased 6% from 1999.
The increase in production, along with a 13% increase in prices, led to a 19% increase in third-party sales of alumina in 2000 compared with 1999. In 1999, third-party sales of alumina were up 5% compared with 1998. Shipments fell 1% while realized prices rose 6%. Third-party sales of alumina-based chemical products were up
2% in 2000 compared with 1999. The increase was mainly attributable to increased volume in Alcoa's Latin America chemical operations. Third-party sales of alumina-based chemical products were down 3% in 1999 from 1998, as the divestiture of Alcoa Specialty Chemicals in 1998, lower prices and a lower value-added mix more than offset higher shipments.
  Segment ATOI in 2000 rose 91% over 1999 due to higher alumina prices, higher shipment volumes and continued cost reductions, partially offset by higher energy costs. There was an increase in both alumina and chemicals ATOI of 95% and 23%, respectively, from 1999 to 2000. Segment
ATOI for 1999 fell 3% from 1998 to $307 as a result of lower operating income recognized on intersegment sales, somewhat offset by cost reductions. Alumina ATOI fell
4%, while chemicals ATOI rose 13% from 1998 to 1999.
  As announced in 2000, operations at the alumina refinery located in St. Croix, U.S. Virgin Islands, were suspended on January 31, 2001. Additionally, in February 2001, Alcoa announced reduced operating rates at its Pt. Comfort, Texas refinery and a complete curtailment at its aluminum fluoride facility in Fort Meade, Florida. Future production at St. Croix, Pt. Comfort and Ft. Meade will be evaluated in light of internal and external supply commitments or market conditions.

II. PRIMARY METALS

                                         2000           1999          1998
------------------------------------------------------------------------------
Aluminum production (mt)                3,539          2,851         2,471
Third-party aluminum shipments
 (mt)                                   2,071          1,442         1,392
Third-party sales                     $ 3,756        $ 2,241       $ 2,105
Intersegment sales                      3,504          2,793         2,509
------------------------------------------------------------------------------
Total sales                           $ 7,260        $ 5,034       $ 4,614
------------------------------------------------------------------------------
After-tax operating income            $ 1,000          $ 535         $ 372
------------------------------------------------------------------------------

This segment consists of Alcoa's worldwide smelter system.
The smelting operations of Reynolds have been added to this segment. Primary Metals receives alumina from the Alumina and Chemicals segment and produces aluminum ingot to be used by Alcoa's fabricating businesses, as well as sold to outside customers. Revenues from the sale of powder, scrap and excess power are also included in this segment. Results from internal hedging contracts and from marking to market certain aluminum commodity contracts are also included in this segment. Aluminum ingot produced by Alcoa and used internally is transferred to other segments at prevailing market prices.
  In 2000, third-party sales rose $1,515 or 68%. Approximately two-thirds of this increase was a result of the Reynolds acquisition. The remaining increase was due to a 7% increase in shipments and higher realized prices for ingot in 2000. Alcoa's average realized price for ingot in 2000 was 77 cents per pound, an increase of 15% over the average realized price of 67 cents per pound in both 1999 and 1998. This compares with average prices on the London Metal Exchange
(LME) of 75 cents per pound in 2000 and 66 cents per pound in 1999 and 1998.
  In 1999, third-party sales rose 6% from 1998. The increase was due primarily to higher shipments of 4%.
  Intersegment sales continued to increase in 2000 and in 1999 as the former Reynolds, Alumax and Inespal locations sourced the majority of their metal needs internally.
  Including the Reynolds acquisition, Primary Metals ATOI increased by $465 in 2000, up 87% from 1999. Higher metal prices in 2000 were responsible for approximately two-thirds of the increase, while the Reynolds acquisition accounted for approximately one-fourth of the increase.
The remainder of the increase was due to increased volumes and cost reductions, offset somewhat by higher energy prices. Mark-to-market gains in 2000 and 1999 were not material.
  Primary Metals ATOI rose 44% in 1999 from 1998. Driving the improvement was a 7% increase in shipments due to including a full year's results from the July 1998 purchase of Alumax, lower raw material prices, production improvements and cost reductions. Mark-to-market gains in 1999 versus losses in 1998 added $57 to ATOI in 1999.
  Alcoa announced various capacity restarts and curtailments. After the curtailments and restart of capacity, Alcoa will have approximately 500,000 mt per year of idle capacity.

III. FLAT-ROLLED PRODUCTS

                                         2000           1999          1998
------------------------------------------------------------------------------
Third-party aluminum shipments
 (mt)                                   1,960          1,982         1,764
Third-party sales                     $ 5,446        $ 5,113       $ 4,900
Intersegment sales                         97             51            59
------------------------------------------------------------------------------
Total sales                           $ 5,543        $ 5,164       $ 4,959
------------------------------------------------------------------------------
After-tax operating income              $ 299          $ 281         $ 306
------------------------------------------------------------------------------

This segment's principal business is the production and sale of aluminum plate, sheet and foil. This segment includes rigid container sheet (RCS), which is used to produce aluminum beverage cans, and sheet and plate used in the transportation and distributor markets. Approximately
45% of the third-party shipments in this segment are derived from the sale of RCS and approximately 48% is obtained from sheet and plate. Other flat-rolled products, such as foil, comprise the remainder of this segment.
  In 2000, third-party sales from this segment increased
$333 from 1999 with rising prices offsetting a slight decrease in shipments. The net decrease in shipments is comprised of a decrease of 24 mt in sheet and plate, offset by a 12 mt increase in RCS. Third-party sales from RCS in 2000 were up 8% from 1999, primarily due to a rise in average prices of 7%. Third-party sales for sheet and plate rose 6% from 1999, as average prices increased by 9%, offset by a decrease in shipments of 2%. Lower shipments in the U.S. more than offset increases in Europe and Latin America. Higher prices in all regions also contributed to the increase in sales.
  Third-party sales from this segment in 1999 increased
4% from 1998, as shipments rose 12%, aided by a full year's results from the Alumax locations. In 1999, third-party sales from RCS were down 5% compared with 1998 primarily as a result of lower prices. In 1999, sheet and plate third-party sales were up 14% from 1998, as shipments rose 32% and average prices fell 14%. Higher shipments in the U.S. and the impact of acquisitions were partly offset by lower shipments in Latin America. Average realized prices fell in 1999 in part due to a change in product mix resulting from the full-year impact of the Alumax acquisition.
  ATOI for Flat-Rolled Products increased in 2000 by 6% as higher prices offset lower shipments and higher energy costs. RCS ATOI dropped 7% from 1999 as stronger revenues and a $14 increase in equity earnings were more than offset by higher energy and scrap costs. Sheet and plate ATOI increased by 7% from 1999 due to increased volumes in Latin America and Europe, while the U.S. remained constant.
ATOI for foil operations was down due to lower volumes and increased natural gas prices.
  In 1999, ATOI for Flat-Rolled Products fell 8%, as higher revenues and cost reductions were overshadowed by lower prices and lower equity earnings. RCS ATOI fell 14% due to a decline of $16 in equity earnings, lower prices and less favorable product mix, partially offset by cost improvements. Sheet and Plate ATOI fell 9% as improved results for U.S. operations, aided by acquisitions, were more than offset by weaker performance in Latin America and Europe. Partially offsetting the decline in RCS and sheet and plate ATOI were improved results from foil operations and the shutdown of Alcoa Memory Products in 1999.

IV. ENGINEERED PRODUCTS

                                         2000           1999          1998
------------------------------------------------------------------------------
Third-party aluminum shipments
 (mt)                                   1,061            989           729
Third-party sales                     $ 5,471        $ 3,728       $ 3,110
Intersegment sales                         62             26            11
------------------------------------------------------------------------------
Total sales                           $ 5,533        $ 3,754       $ 3,121
------------------------------------------------------------------------------
After-tax operating income              $ 210          $ 180         $ 183
------------------------------------------------------------------------------

This segment consists of hard- and soft-alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings and wheels. These products serve the transportation, construction and distributor markets. This segment includes the Reynolds wheel business, as well as the Huck fasteners and Howmet super-alloy castings businesses acquired as part of the Cordant acquisition.
  In 2000, third-party sales increased 47% primarily due to the acquisitions of Reynolds and Cordant. The shipment data and average realized prices per pound of aluminum for this segment were significantly impacted in 2000 by the additions of Huck and Howmet, which produce revenue but have little aluminum components. Extruded products third-party sales were up 17%, 7% from price increases in existing businesses and 10% from the recent acquisitions. Shipment volumes for the existing businesses were down
1%, offset by an increase in prices. Forged wheel sales increased 34% in 2000 mainly due to the Reynolds acquisition.
  In 1999, third-party shipments for this segment were up 36%, generating a 20% increase in revenues. Extruded product sales were up 26% in 1999 from 1998 as shipments rose
43%, offset by a decrease in average realized price of 12%, primarily due to a change in product mix as a result of the Alumax acquisition. The continued strong demand for forged wheels used in sport utility vehicles and light trucks was a major factor in the higher shipment levels in 1999 compared with 1998.
  ATOI for Engineered Products in 2000 increased by 17% to $210. The impact of acquisitions, primarily Huck and Howmet, increased ATOI by 23%, offset by a decline in existing businesses. The U.S. and European engineered and extruded products ATOI fell 37% and 61% in 2000 and 1999, respectively, as a result of the overall decline in the transportation market. This was somewhat offset by an increase of 125% for Latin America due to improvements in market share.
  In 1999, ATOI for Engineered Products fell 2% from 1998 to $180. The decrease was due to the sale of Alcotec in 1998, as well as declines in volumes in the extrusion business. These factors were slightly offset by improved results in Europe due to acquisitions and in forged products as a result of higher prices and continued growth in the wheel market.

V. PACKAGING AND CONSUMER

                                         2000           1999          1998
------------------------------------------------------------------------------
Third-party aluminum shipments
 (mt)                                     119              9            10
Third-party sales                     $ 2,084          $ 801         $ 856
------------------------------------------------------------------------------
After-tax operating income              $ 131           $ 68          $ 61
------------------------------------------------------------------------------

This segment includes the packaging and consumer businesses of Reynolds acquired in 2000, as well as Alcoa's closures, packaging, PET bottles and packaging machinery businesses. Alcoa's closures, packaging, PET bottles and packaging machinery businesses were previously included in the Other group. Data from 1999 and 1998 has been restated to reflect this change.
  Third-party sales were $2,084 in 2000, up $1,283 from 1999. The Reynolds packaging and consumer businesses accounted for 92% of the increase. Third-party sales from existing businesses improved 12% over 1999. Closures increased third-party sales 16% year over year, driven by acquisitions in 2000.
  Third-party sales in 1999 decreased by $55 or 6% from 1998, as the decline in packaging operations in Brazil more than offset the increased sales from closures.
  ATOI increased by 93% in 2000 due to the acquisition of the Reynolds packaging and consumer businesses. Excluding the impact of Reynolds, ATOI fell 13% from 1999 primarily due to the impact of higher resin prices in closures.
  ATOI for this segment rose 12% from 1998 to 1999, as improvements in closures were partially offset by a decline from packaging operations in Brazil. The improvement in closures ATOI in 1999 was a result of higher volumes and cost improvements, offset in part by lower prices. Cost improvements somewhat offset the impact of a 23% decline in revenues from packaging operations in Brazil.

VI. OTHER

                                         2000           1999          1998
------------------------------------------------------------------------------
Third-party aluminum shipments
 (mt)                                     187             56            56
Third-party sales                     $ 4,071        $ 2,592       $ 2,506
------------------------------------------------------------------------------
After-tax operating income              $ 164          $ 118         $ 104
------------------------------------------------------------------------------

This group includes Alcoa's businesses that do not fit into the segments previously mentioned. This group includes
Alcoa Fujikura Ltd. (AFL), which produces fiber-optic cable and provides services for the telecommunications industry and produces electrical components for the automotive industry; Thiokol Propulsion (Thiokol), a producer of solid rocket propulsion systems; Reynolds' metal distribution business (RASCO); the residential building products operations, Alcoa Building Products (ABP) and aluminum automotive engineering and parts businesses. Thiokol and RASCO were added in 2000 as part of the Cordant and Reynolds acquisitions, respectively. Alcoa's closures, packaging, PET bottles and packaging machinery businesses that were previously reported in this group are now included in the Packaging and Consumer segment.
  In 2000, third-party sales were up 57% due primarily to the RASCO and Thiokol acquisitions. Excluding these acquisitions, third-party revenue increased by 14%, driven by an increase of 16% in the AFL telecommunications business that was partially offset by a 7% decrease at ABP. The increase in the AFL telecommunications business is largely due to acquisitions in 2000. The decline in ABP sales is due to softness in the overall housing and construction market.
  Third-party sales from this group in 1999 were up $86 or 3% from 1998. Higher sales of automotive electrical components and a 5% increase in third-party sales at AFL were somewhat offset by declines from the castings and cable businesses in Brazil.
  In 2000, ATOI for this group increased by 39% including the acquisitions of RASCO and Thiokol. Excluding these acquisitions, ATOI rose by 14%, driven by a 20% increase at AFL, mainly due to acquisitions, offset by a decrease at ABP, due to lower volumes and higher resin costs.
  In 1999, ATOI for this group rose 13% from 1998 as aluminum automotive parts benefited from higher volumes and selling prices, lower administrative costs and improved productivity.

RECONCILIATION OF ATOI TO CONSOLIDATED NET INCOME
The following reconciles segment ATOI to Alcoa's consolidated net income and explains each line item in the reconciliation:

                                         2000           1999          1998
------------------------------------------------------------------------------
Total after-tax operating income      $ 2,389        $ 1,489       $ 1,344
Elimination of intersegment profit        (20)           (24)          (16)
Unallocated amounts (net of tax):
  Interest income                          40             26            64
  Interest expense                       (278)          (126)         (129)
  Minority interests                     (381)          (242)         (238)
  Corporate expense                      (227)          (171)         (197)
  Other                                   (39)           102            25
------------------------------------------------------------------------------
Consolidated net income               $ 1,484        $ 1,054         $ 853
------------------------------------------------------------------------------

  Items required to reconcile ATOI to consolidated net income include:
> Corporate adjustments to eliminate any remaining profit
  or loss among segments;
> The after-tax impact of interest income and expense
  at the statutory rate;
> Minority interests;
> Corporate expense, comprised of general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities along with depreciation on corporate owned assets; and
> Other, which includes the impact of LIFO, differences between estimated tax rates used in each segment and the corporate effective tax rate and other nonoperating items such as foreign exchange.
  The variance in Other was due to LIFO adjustments in 1999 and the adjustments to deferred taxes in 1999 that resulted from a change in the Australian corporate income tax rate.

COSTS AND OTHER
COSTS OF GOODS SOLD (COGS) -- COGS rose $4,806 or 38% to $17,342 in 2000. The increase was primarily due to higher sales volumes in 2000. COGS as a percentage of sales was 75.6%, down 1.2% from 1999. The decrease is due primarily to higher sales prices resulting from a stronger LME and cost-cutting efforts, somewhat offset by higher cost of sales at acquired entities and higher energy costs. COGS totaled $12,536 for 1999, up 5% from 1998. The increase was due to higher volumes that generated additional costs of $1,100. The higher volumes related primarily to acquired companies. Offsetting a portion of the increases were cost and operating improvements of approximately $500. In 1999, COGS as a percentage of sales also fell 1.0% to 76.8% as cost reductions and a LIFO liquidation more than offset the negative impact of lower overall aluminum prices on revenues.

SELLING AND GENERAL ADMINISTRATIVE EXPENSES (S&GA) --
S&GA expenses increased 30% to $1,108 in 2000. The increase was primarily due to acquisitions and higher personnel costs related to pay for performance, partially offset by cost-cutting improvements. However, as a percentage of revenue, S&GA was down by 0.4% to 4.8% in 2000.
  S&GA expenses in 1999 were $851, an increase of 9% or $68 from 1998. The higher level of S&GA in 1999 was also due to acquisitions; Alcoa owned Alumax for 12 months in 1999 versus six months in 1998. S&GA expenses were also impacted by higher personnel costs related to pay for performance in 1999. As a percentage of sales revenue, S&GA was 5.2% in 1999.

RESEARCH AND DEVELOPMENT EXPENSES (R&D) -- In 2000, R&D expenses increased $66 or 52% with acquisitions accounting for $33 or 26%. The remaining increases were due to corporate spending and increases in Primary Metals, Flat-Rolled Products and AFL.
  R&D expenses of $128 in 1999 were essentially unchanged from 1998, as a reduction in corporate spending was offset by increases in the Primary Metals and Flat-Rolled Products segments.

INTEREST EXPENSE -- Interest expense rose $232 to $427 in 2000 primarily as a result of the Reynolds and Cordant acquisitions. Debt of $1,297 was assumed in the acquisition of Reynolds while $826 of debt was assumed in the Cordant acquisition. Alcoa issued $1,500 of notes. Alcoa also issued $3,711 of commercial paper. Additionally, the company entered into a new $2,490 revolving-credit facility that expires in April 2001 and a $510 revolving-credit facility that expires in August 2005. Total interest costs, including interest capitalized, was $447, with the capitalized interest cost remaining relatively constant from 1999. Interest expense of $195 in 1999 was down $3 from 1998. Total interest costs, including capitalized interest, were up 2% to $216 in 1999 due to a higher level of capitalized interest and higher interest rates, partly offset by lower debt levels and the repayment of some higher cost debt. The increase in capitalized interest relates to the expansion of the Wagerup alumina refinery in Australia.

INCOME TAXES -- In 2000, Alcoa's effective tax rate was
33.5%, one and a half percentage points below the statutory rate of 35%. This lower rate is primarily driven by lower taxes on foreign income. Alcoa's effective tax rate in 1999 was 29.9%. The lower rate was primarily due to lower taxes on foreign income and a reduction in the Australian corporate income tax rate. In the 1999 fourth quarter, Australia reduced its corporate income tax rate from 36% to 34% for 2000 and to 30% for 2001. Alcoa's effective tax rate in 1998 was 32%. The lower rate was primarily due to lower taxes on foreign income.

OTHER INCOME/FOREIGN CURRENCY -- In 2000, other income increased 24% or $30 from 1999. The increase was due to a $59 increase in equity income and higher interest and dividend income, offset by foreign exchange losses. Other income totaled $124 in 1999, down $25 from 1998. The decline was due to a $57 decline in interest income, a negative swing in foreign exchange and lower gains from asset sales. Offsetting a portion of these negative factors in 1999 were gains from marking to market certain aluminum commodity contracts versus losses in 1998.
  Foreign exchange losses included in other income were $82 in 2000, $19 in 1999, and $4 in 1998.
  In July 1999, the Brazilian real became the functional currency for translating the financial statements of Alcoa's
59%-owned Brazilian subsidiary, Alcoa Aluminio (Aluminio).
Economic factors and circumstances related to Aluminio's operations had changed significantly since the devaluation of the real in the 1999 first quarter. Under Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign
Currency Translation," the change in those facts and circumstances required a change in Aluminio's functional currency. As a result, at July 1, 1999, Alcoa's shareholders' equity
(cumulative translation adjustment) and minority interests were reduced by $156 and $108, respectively. These amounts were driven principally by a reduction in fixed assets.
This reduction resulted in a $15 decrease in Aluminio's depreciation expense for 1999 and $30 in 2000.
  The total impact of translation and exchange included in net income, after taxes and minority interests, was an $8 loss in each year.

MINORITY INTERESTS -- In 2000, minority interests increased by $139 to $381. The increase was due to higher earnings at Alcoa of Australia (AofA), AFL, and Aluminio. Minority interests' share of income from operations rose 2% in 1999 from 1998 to $242. The increase was due to higher earnings at AofA and AFL, partially offset by lower earnings from other Alcoa World Alumina and Chemicals (AWAC) locations.

MARKET RISKS
In addition to the risks inherent in its operations, Alcoa is exposed to financial, market, political and economic risks. The following discussion, which provides additional detail regarding Alcoa's exposure to the risks of changing commodity prices, foreign exchange rates and interest rates, includes forward-looking statements that involve risk and uncertainties. Forward-looking statements also include those containing such words as "anticipates, believes, estimates, expects, hopes, targets, should, will, will likely result, forecast, outlook, projects" or similar expressions. Actual results could differ materially from those projected in these forward-looking statements.

COMMODITY PRICE RISKS -- Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. As a condition of sale, customers often require Alcoa to commit to fixed-price contracts that sometimes extend a number of years into the future. Customers will likely require Alcoa to enter into similar arrangements in the future. These contracts expose Alcoa to the risk of fluctuating aluminum prices between the time the order is accepted and the time that the order ships.
  In order to fulfill some of the orders noted above, Alcoa might be required to purchase aluminum to supplement its internal production. These purchases expose the company to the risk of higher aluminum prices. To hedge this risk, Alcoa enters into long positions, principally using futures and options. Alcoa follows a stable pattern of purchasing metal; therefore, it is highly likely that anticipated metal purchase requirements will be met. At December 31, 2000 and 1999, these contracts totaled approximately 522,000 mt and 465,000 mt, respectively. These contracts act to fix the purchase price for these metal purchase requirements, thereby reducing Alcoa's risk to rising metal prices.
  A hypothetical 10% change from the 2000 year-end, three-month LME aluminum ingot price of $1,565 per mt would result in a pretax gain or loss to future earnings of $81 related to all of the futures and options contracts noted above. However, it should be noted that any change in the value of these contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying metal purchase transactions.
  Earnings were selected as the measure of sensitivity due to the historical relationship between aluminum ingot prices and Alcoa's earnings. The hypothetical change of 10% was calculated using a parallel shift in the existing December 31, 2000 forward price curve for aluminum ingot.
The price curve takes into account the time value of money, as well as future expectations regarding the price of aluminum ingot.
  The futures and options contracts noted above are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks.
  Alcoa also had 51,000 mt and 21,000 mt of futures and options contracts outstanding at year-end 2000 and 1999, respectively, that cover long-term, fixed-price commitments to supply customers with metal from internal sources. Accounting convention requires that these contracts be marked to market, which resulted in after-tax gains of $6 in 2000 and $12 in 1999 and charges of $45 in 1998.
A hypothetical 10% change in aluminum ingot prices from the year-end 2000 level of $1,565 per mt would result in a pretax gain or loss of $7 related to these positions.
The hypothetical gain or loss was calculated using the same model and assumptions noted earlier.
  Alcoa sells products to various third parties at prices that are influenced by changes in LME aluminum prices.
From time to time, the company may elect to hedge a portion of these exposures to reduce the risk of fluctuating market prices on these sales. Toward this end, Alcoa may enter into short positions using futures and options contracts.
At December 31, 2000 and 1999, these contracts totaled
112,000 mt and 244,000 mt, respectively. These contracts act to fix a portion of the sales price related to these sales contracts. A hypothetical 10% change in aluminum ingot prices from the year-end 2000 level of $1,565 per mt would result in a pretax gain or loss of $15 related to these positions. The hypothetical gain or loss was calculated using the same model and assumptions noted earlier.
  Alcoa is required to purchase natural gas to meet its production requirements. These purchases expose the company to the risk of higher natural gas prices. To hedge this risk, Alcoa enters into long positions, principally using futures and options. Alcoa follows a stable pattern of purchasing natural gas; therefore, it is highly likely that anticipated natural gas purchases will occur. At December 31, 2000, the fair value of the contracts for natural gas totaled approximately $69. A hypothetical 50% change in the market price of natural gas from year-end 2000 levels would increase or decrease future earnings by $81.
  Alcoa also purchases certain other commodities, such as fuel oil, electricity and copper, for its operations and enters into futures and options contracts to eliminate volatility in the prices of such products. None of these contracts are material. For additional information on financial instruments, see Notes A and S to the financial statements.

FOREIGN EXCHANGE RISKS -- Alcoa is subject to significant exposure from fluctuations in foreign currencies. As a matter of company policy, foreign currency exchange contracts, including forwards and options, are sometimes used to limit the risk of fluctuating exchange rates.
A hypothetical 10% change in applicable 2000 year-end forward rates would result in a pretax gain or loss of approximately $210 related to these positions. However, it should be noted that any change in the value of these contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged item. The model assumes a parallel shift in the forward curve for the applicable currencies and includes the foreign currency impacts of Alcoa's cross-currency interest rate swaps. See Notes A and S for information related to the accounting policies and fair market values of Alcoa's foreign exchange contracts at December 31, 2000 and 1999.

INTEREST RATE RISKS -- Alcoa attempts to maintain a reasonable balance between fixed- and floating-rate debt and uses interest rate swaps and caps to keep financing costs as low as possible. At December 31, 2000 and 1999, Alcoa had $8,133 and $3,067 of debt outstanding at effective interest rates of 7.6% for 2000 and 5.8% for 1999, after the impact of interest rate swaps and caps is taken into account. A hypothetical change of 10% in Alcoa's effective interest rate from year-end 2000 levels would increase or decrease interest expense by $62. The interest rate effect of Alcoa's cross-currency interest rate swaps has been included in this analysis. For more information related to Alcoa's use of interest rate instruments, see
Notes A and S to the financial statements.

RISK MANAGEMENT -- All of the aluminum and other commodity contracts, as well as the various types of financial instruments, are straightforward and are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility and cover underlying exposures.
  Alcoa's commodity and derivative activities are subject to the management direction and control of the Strategic
Risk Management Committee (SRMC). SRMC is composed of the chief executive officer, the chief financial officer and other officers and employees that the chief executive officer may select from time to time. SRMC reports to the board of directors on the scope of its derivative activities.

MATERIAL LIMITATIONS -- The disclosures with respect to commodity prices and foreign exchange risk do not take into account the underlying anticipated purchase obligations and the underlying transactional foreign exchange exposures. If the underlying items were included in the analysis, the gains or losses on the futures and options contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa's control and could vary significantly from those factors disclosed.

ENVIRONMENTAL MATTERS
Alcoa participates in environmental assessments and cleanups at a number of locations. These include approximately
24 owned or operating facilities and adjoining properties, approximately 28 previously owned or operated facilities and adjoining properties and approximately 87 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. For additional information, see Notes A and T to the financial statements.
  As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the potential costs for certain of these matters. For example, there are issues related to Massena, New
York; Pt. Comfort, Texas; and Troutdale, Oregon sites where investigations are ongoing and where natural resource damage or off-site contaminated sediments have been alleged. Based on these facts, it is possible that Alcoa's results of operations, in a particular period, could be materially affected by matters relating to these sites. However, based on facts currently available, management believes that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.
  Alcoa's remediation reserve balance at the end of 2000 was $447, of which $78 was classified as a current liability, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Approximately 17% of this balance relates to the Massena, New York plant sites, 22% relates to the Sherwin, Texas plant site and 11% relates to the Troutdale, Oregon plant site. Remediation expenses charged to the reserve were $77 in 2000, $47 in 1999 and $63 in 1998.
These include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2000, the reserve balance was increased by $350 as a result of acquisitions.
  Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 3% of cost of goods sold.

LIQUIDITY AND CAPITAL RESOURCES
(dollars in millions, except share amounts)

CASH FROM OPERATIONS
Cash from operations increased 20% to $2,851 in 2000, after rising 8% in 1999 to $2,381, versus $2,197 in 1998.
The 2000 increase was primarily due to increases in net income, depreciation and amortization, partially offset by changes in noncurrent assets and liabilities. The increase in cash from operations in 1999 relative to 1998 was primarily the result of higher earnings and lower working capital.
In 1999, the lower working capital was a result of lower inventories and higher taxes, partly offset by higher receivables.

FINANCING ACTIVITIES
Cash provided from financing activities was $1,552 in 2000 compared with cash used in financing activities of $1,311 in 1999. The primary reason for the shift in 2000 was the increase in short-term borrowings, commercial paper and long-term debt. This was partially offset by a decrease in common stock issued for stock compensation plans. In 1999, financing activities used $1,311 of cash versus $280 in the 1998 period. The primary reason for the increase in 1999 was a decrease in borrowings. This decrease was partly offset by an increase in common stock issued in connection with stock compensation plans.
  In 2000, the additions to long-term debt exceeded the payments by $571. In 2000, Alcoa issued $1,500 of notes.
Of these notes, $1,000 mature in 2010 and carry a coupon rate of 7.375%, and $500 mature in 2005 and carry a coupon rate of 7.25%. Additionally, Alcoa issued $3,711 of commercial paper. Net payments on long-term debt in 1999 totaled
 $428, versus $561 of net additions in 1998. In 1998, Alcoa issued $1,100 of commercial paper, $200 of term debt due in 2005, $250 of term debt due in 2018, and $300 of thirty-year bonds due in 2028. Partially offsetting these borrowings were net payments of $350 on commercial paper and the repayment of $950 of Alumax debt. In 2000, Alcoa entered into a new $2,490 revolving-credit facility that expires in April 2001 and a $510 revolving-credit facility that expires in August 2005. The revolving-credit facilities are used to support Alcoa's commercial paper program.
  In 2000, Alcoa used $763 to repurchase 21,742,600 shares of the company's common stock at an average price of $35.08 per share. In 1999, Alcoa used $838 to repurchase 31,211,044 shares of the company's common stock at an average price of $26.85 per share. Stock purchases in 2000 and 1999 were partially offset by $251 and $464, respectively, of stock issued for stock compensation plans.
  Debt as a percentage of invested capital was 38.6% at the end of 2000, compared with 28.3% for 1999 and 31.7% for 1998.

  In 2000, dividends paid to shareholders increased by $120 to $418. The increase was due to a higher number of shares outstanding as well as an increase in the dividend per share in 2000, with a total payout of 50 cents per share versus 40.3 cents per share in 1999. Alcoa has a variable dividend program that provides for the distribution, in the following year, of 30% of Alcoa's annual earnings in excess of $1.50 per basic share. The dividends paid to shareholders in 1999 were $298, an increase of $33 from 1998 when dividends paid were 37.5 cents per share.
  The dividends paid to minority interests in 2000 were $212, an increase of $90 from 1999. The increase was due to an increase in dividends paid to Aluminio and AWAC.
For 1999, the dividends paid and return of capital to minority interests totaled $122, a decline of $100 from 1998. The decline was due to a lack of dividends paid at Aluminio and at entities comprising AWAC.

INVESTING ACTIVITIES
Cash used for investing activities in 2000 totaled $4,309, up $3,142 from 1999. In 2000, cash used in investing activities included $3,121 for a number of acquisitions, consisting mainly of Reynolds, Cordant and British Aluminium Limited.
In 1999, Alcoa spent $122 to acquire a number of businesses, none of which were individually significant.
  Capital expenditures totaled $1,121 in 2000, compared with $920 and $932 in 1999 and 1998, respectively. Of the total capital expenditures in 2000, 32% related to capacity expansion, including alumina production in Australia and automotive sheet production in the U.S. Also included are costs of new and expanded facilities for environmental control in ongoing operations totaling $96 in 2000, $91 in 1999, and $105 in 1998. Alcoa added $94, $96 and $126
to its investments in 2000, 1999 and 1998, respectively, primarily to acquire a stake in the Norwegian metals producer, Elkem.

SUBSEQUENT EVENT
On January 31, 2001, Alcoa and Alliant Techsystems Inc.
(ATK) announced that they had reached a definitive agreement under which ATK will acquire Thiokol for $685 cash. The transaction, which has received all necessary corporate approvals of both companies, is subject to customary regulatory approvals. It is expected to close by the end of the second quarter of 2001.

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





Alain J.P. Belda
Chairman and
Chief Executive Officer





Richard B. Kelson
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors Alcoa Inc.
(Alcoa)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Alcoa at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United
States of America. These financial statements are the responsibility of Alcoa's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.




600 Grant St., Pittsburgh, Pa.
January 8, 2001, except for Note U,
for which the date is January 31, 2001

STATEMENT OF CONSOLIDATED INCOME          Alcoa and subsidiaries
(in millions, except per-share amounts)

For the year ended December 31           2000           1999          1998
------------------------------------------------------------------------------
REVENUES
Sales (A and N)                      $ 22,936       $ 16,323      $ 15,340
Other income                              154            124           149
------------------------------------------------------------------------------
                                       23,090         16,447        15,489
------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of goods sold                     17,342         12,536        11,933
Selling, general administrative
  and other expenses                    1,108            851           783
Research and development expenses         194            128           128
Provision for depreciation,
  depletion and amortization            1,207            888           842
Interest expense (R)                      427            195           198
------------------------------------------------------------------------------
                                       20,278         14,598        13,884
------------------------------------------------------------------------------
EARNINGS
  Income before taxes on income         2,812          1,849         1,605
Provision for taxes on income (O)         942            553           514
------------------------------------------------------------------------------
  Income from operations                1,870          1,296         1,091
Less: Minority interests' share           381            242           238
  Income before accounting change       1,489          1,054           853
Cumulative effect of accounting
  change (A)                               (5)            --            --
------------------------------------------------------------------------------
NET INCOME                            $ 1,484        $ 1,054         $ 853
------------------------------------------------------------------------------
EARNINGS PER SHARE (B and L)
  Basic (before cumulative effect)     $ 1.83         $ 1.43        $ 1.22
  Basic (after cumulative effect)      $ 1.82         $ 1.43        $ 1.22
  Diluted (before cumulative
    effect)                            $ 1.81         $ 1.41        $ 1.21
  Diluted (after cumulative
    effect)                            $ 1.80         $ 1.41        $ 1.21
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET                Alcoa and subsidiaries
(in millions)

December 31                                        2000             1999
-------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents (S)                   $ 315            $ 237
  Short-term investments (S)                         56               77
  Receivables from customers, less
    allowances: 2000-$69; 1999-$58                3,461            2,199
  Other receivables                                 354              165
  Inventories (D)                                 2,703            1,618
  Deferred income taxes (O)                         385              233
  Prepaid expenses and other current assets         304              271
------------------------------------------------------------------------------
    Total current assets                          7,578            4,800
Properties, plants and equipment (E)             12,850            9,133
Goodwill, net of accumulated amortization
  of $344 in 2000 and $221 in 1999 (C)            6,003            1,328
Other assets (G and S)                            5,260            1,805
------------------------------------------------------------------------------
      TOTAL ASSETS                             $ 31,691         $ 17,066
------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
  Short-term borrowings (F and S)               $ 2,719            $ 343
  Accounts payable, trade                         1,876            1,219
  Accrued compensation and retirement costs         928              582
  Taxes, including taxes on income                  702              368
  Other current liabilities                       1,302              424
  Long-term debt due within one year
    (F and S)                                       427               67
------------------------------------------------------------------------------
    Total current liabilities                     7,954            3,003
Long-term debt, less amount due within one
  year (F and S)                                  4,987            2,657
Accrued postretirement benefits (P)               2,719            1,720
Other noncurrent liabilities and deferred
  credits (H)                                     2,126            1,473
Deferred income taxes (O)                           969              437
------------------------------------------------------------------------------
      Total liabilities                          18,755            9,290
------------------------------------------------------------------------------
      MINORITY INTERESTS (I)                      1,514            1,458
------------------------------------------------------------------------------
Contingent liabilities (K)                           --               --

SHAREHOLDERS' EQUITY
Preferred stock (M)                                  56               56
Common stock (M)                                    925              395
Additional capital                                5,927            1,704
Retained earnings                                 7,127            6,061
Treasury stock, at cost                          (1,717)          (1,260)
Accumulated other comprehensive loss               (896)            (638)
------------------------------------------------------------------------------
      Total shareholders' equity                 11,422            6,318
------------------------------------------------------------------------------
      TOTAL LIABILITIES AND EQUITY             $ 31,691         $ 17,066
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS       Alcoa and subsidiaries
(in millions)

For the year ended December 31           2000           1999          1998
------------------------------------------------------------------------------
CASH FROM OPERATIONS
Net income                            $ 1,484        $ 1,054         $ 853
Adjustments to reconcile net
  income to cash from operations:
  Depreciation, depletion and
    amortization                        1,219            901           856
  Change in deferred income taxes         135             54           110
  Equity earnings before
    additional taxes, net of
    dividends                             (66)           (10)           (3)
  Gains from investing activities
    --sale of assets                       (7)           (12)          (32)
  Accounting change                         5             --            --
  Minority interests                      381            242           238
  Other                                    32             31           (23)
  Changes in assets and
    liabilities, excluding effects
    of acquisitions and
    divestitures:
    (Increase) reduction in
      receivables                        (446)           (56)          145
    Reduction in inventories              117            253           100
    Reduction (increase) in
      prepaid expenses and other
      current assets                        6            (36)           23
    Reduction in accounts payable
      and accrued expenses                (88)           (79)          (68)
    Increase in taxes, including
      taxes on income                     407            171            69
    Change in deferred hedging
      gains/losses                          7            (63)          (51)
    Net change in noncurrent
      assets and liabilities             (335)           (69)          (20)
------------------------------------------------------------------------------
      CASH PROVIDED FROM
        OPERATIONS                      2,851          2,381         2,197
------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net changes to short-term
  borrowings                            2,123            (89)          (76)
Common stock issued for stock
  compensation plans                      251            464            87
Repurchase of common stock               (763)          (838)         (365)
Dividends paid to shareholders           (418)          (298)         (265)
Dividends paid and return of
  capital to minority interests          (212)          (122)         (222)
Net change in commercial paper            530             --           776
Additions to long-term debt             1,918            572           881
Payments on long-term debt             (1,877)        (1,000)       (1,096)
------------------------------------------------------------------------------
      CASH PROVIDED FROM (USED
        FOR) FINANCING ACTIVITIES       1,552         (1,311)         (280)
------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                   (1,121)          (920)         (932)
Acquisitions, net of cash acquired
  (J)                                  (3,121)          (122)       (1,463)
Proceeds from the sale of assets            4             45            55
Additions to investments                  (94)           (96)         (126)
Sale of investments                        18             --            --
Changes in minority interests              --             --            33
Changes in short-term investments          21            (37)           66
Other                                     (16)           (37)          (10)
------------------------------------------------------------------------------
      CASH USED FOR INVESTING
        ACTIVITIES                     (4,309)        (1,167)       (2,377)
------------------------------------------------------------------------------
      EFFECT OF EXCHANGE RATE
        CHANGES ON CASH                   (16)            (8)            1
------------------------------------------------------------------------------
Net change in cash and cash
  equivalents                              78           (105)         (459)
Cash and cash equivalents at
  beginning of year                       237            342           801
------------------------------------------------------------------------------
      CASH AND CASH EQUIVALENTS AT
        END OF YEAR                     $ 315          $ 237         $ 342
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY         Alcoa and subsidiaries
(in millions, except per-share amounts)


                                                                                                        Accumulated     Total
                                                                                                              other    share-
                            Comprehensive     Preferred      Common  Additional    Retained    Treasury  comprehen-  holders'
December 31                      income           stock       stock     capital    earnings       stock   sive loss    equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1997                             $ 56       $ 179       $ 578     $ 4,717      $ (758)     $ (353)  $ 4,419
Comprehensive income--1998:
  Net income--1998                $ 853                                                 853                               853
  Other comprehensive
    income (loss):
    Change in minimum
      pension liability,
      net of $3 tax benefit          (5)
    Unrealized translation
      adjustments                    11                                                                           6         6
                              ---------
Comprehensive income              $ 859
                              ---------
Cash dividends:
Preferred @ $3.75 per share                                                              (2)                               (2)
Common @ $.375 per share                                                               (263)                             (263)
Treasury shares purchased                                                                          (365)                 (365)
Stock issued: Alumax
  acquisition                                                    19       1,302                                         1,321
Stock issued: compensation
  plans                                                                      (7)                     94                    87
Stock issued: two-for-one
  split                                                         197        (197)                                           --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1998                               56         395       1,676       5,305      (1,029)       (347)    6,056
Comprehensive income--1999:
  Net income--1999              $ 1,054                                               1,054                             1,054
  Other comprehensive loss:
    Unrealized translation
      adjustments (A)              (291)                                                                       (291)     (291)
                              ---------
Comprehensive income              $ 763
                              ---------
Cash dividends:
Preferred @ $3.75 per share                                                              (2)                               (2)
Common @ $.403 per share                                                               (296)                             (296)
Treasury shares purchased                                                                          (838)                 (838)
Stock issued: compensation
  plans                                                                      28                     607                   635
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1999                               56         395       1,704       6,061      (1,260)       (638)    6,318
Comprehensive income--2000:
  Net income--2000              $ 1,484                                               1,484                             1,484
  Other comprehensive
    income (loss):
    Change in minimum
      pension liability,
      net of $(3) tax
      expense                         5
    Unrealized translation
      adjustments                  (263)                                                                       (258)     (258)
                              ---------
Comprehensive income            $ 1,226
                              ---------
Cash dividends:
Preferred @ $3.75 per share                                                              (2)                               (2)
Common @ $.500 per share                                                               (416)                             (416)
Treasury shares purchased                                                                          (763)                 (763)
Stock issued: Reynolds
  acquisition                                                   135       4,367                                         4,502
Stock issued: compensation
  plans**                                                                   251                     306                   557
Stock issued: two-for-one
  split                                                         395        (395)                                           --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 2000                      $        56       $ 925     $ 5,927     $ 7,127    $ (1,717)     $ (896)*$ 11,422
-----------------------------------------------------------------------------------------------------------------------------------

 * Comprised of unrealized translation adjustments of $(886) and minimum pension liability of $(10)
** Includes stock to be issued under options of $182


SHARE ACTIVITY  (B)
(number of shares)

                                                                              Common stock
                                                      -----------------------------------------------------------------------------

                                     Preferred stock                  Issued                Treasury         Net outstanding
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1997                       557,649             715,690,332             (42,587,828)            673,102,504
Treasury shares purchased                                                                (19,549,200)            (19,549,200)
Stock issued: Alumax acquisition                                  73,701,520                                      73,701,520
Stock issued: compensation plans                                                           6,363,332               6,363,332
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1998                       557,649             789,391,852             (55,773,696)            733,618,156
Treasury shares purchased                                                                (31,211,044)            (31,211,044)
Stock issued: compensation plans                                                          33,090,884              33,090,884
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 1999                       557,649             789,391,852             (53,893,856)            735,497,996
Treasury shares purchased                                                                (21,742,600)            (21,742,600)
Stock issued: Reynolds acquisition                               135,182,686                                     135,182,686
Stock issued: compensation plans                                                          16,579,158              16,579,158
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF 2000                       557,649             924,574,538             (59,057,298)            865,517,240
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars and shares in millions, except per-share amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Alcoa and companies more than 50% owned. Investments in other entities are accounted for principally on an equity basis.
  The consolidated financial statements are prepared in conformity with generally accepted accounting principles and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.
  INVENTORY VALUATION. Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. and Canadian inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average-cost method.
See Note D for additional detail.
  PROPERTIES, PLANTS AND EQUIPMENT. Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging
33 years for structures and between 5 and 25 years for machinery and equipment. Profits or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to the construction of qualifying assets is capitalized as part of the construction costs.
  Depletion is taken over the periods during which the estimated mineral reserves are extracted. See Notes E and R for additional detail.
  AMORTIZATION OF INTANGIBLES. The excess purchase price over the net tangible assets of businesses acquired is reported as goodwill in the Consolidated Balance Sheet.
Goodwill and other intangibles are amortized on a straight-line basis over not more than 40 years. The carrying value of goodwill and other intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value. See Note G for additional information.
  REVENUE RECOGNITION. Alcoa recognizes revenue when title, ownership and risk of loss pass to the customer. See Recently Adopted Accounting Standards for additional information.
  Thiokol Propulsion's (Thiokol) sales encompass products and services performed principally under contracts and subcontracts with various United States government (government) agencies and aerospace prime contractors. Sales under cost-type contracts are recognized as costs are incurred and include a portion of total estimated earnings to be realized in the ratio that costs incurred relate to estimated total costs. Sales under fixed-price-type contracts are recognized when deliveries are made or upon completion of specified tasks. Cost or performance incentives are incorporated into certain contracts and are recognized when awards are earned or when realization is reasonably assured and amounts can be estimated. Alcoa participates in teaming arrangements and records its share of sales and profits related to such ventures on the percentage-of-completion method. Adjustments in estimates, which can affect both revenues and earnings, are made in the period in which the information necessary to make the adjustment becomes available. Provisions for estimated losses on contracts are recorded when identified.
  ENVIRONMENTAL EXPENDITURES. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractor and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized when received. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other factors that may be relevant, including changes in technology or regulations. See Note T for additional information.
  STOCK-BASED COMPENSATION. Alcoa accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for
Stock Issued to Employees," and related interpretations. Accordingly, compensation cost is not required to be recognized on options granted. Disclosures required with respect to alternative fair value measurement and recognition methods prescribed by Statement of Financial Accounting
Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," are presented in Note M.
  FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS. Alcoa enters into long-term contracts to supply fabricated aluminum products to a number of its customers. To hedge the market risk of changing prices for purchases or sales of metal, Alcoa uses aluminum commodity futures and options contracts. Alcoa also purchases certain other commodities such as fuel oil, natural gas, electricity and copper for its operations and enters into futures and options contracts to eliminate volatility in the prices of such products.
  Gains and losses related to transactions that qualify for hedge accounting, including closed futures contracts, are deferred and reflected in cost of goods sold when the underlying physical transaction takes place. The deferred gains or losses are reflected on the balance sheet in other current and noncurrent liabilities or assets. If future purchases are revised lower than initially anticipated, the futures contracts associated with the reduction no longer qualify for deferral and are marked to market. Mark-to-market gains and losses are recorded in other income in the current period.
  The effectiveness of the hedge is measured by an historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income. To date, high correlation has always been achieved.

  Alcoa also enters into futures and options contracts that cover long-term, fixed-price commitments to supply customers with metal from internal sources. These contracts are marked to market, and the gains and losses from changes in market value of the contracts are recorded in other income in the current period. This resulted in after-tax gains of $6 in 2000 and $12 in 1999 and losses of $45 in 1998.
  From time to time, Alcoa may elect to sell forward a portion of its production. Gains and losses related to transactions that qualify for hedge accounting are deferred and reflected in revenues when the underlying physical transaction takes place. The deferred gains or losses are reflected on the balance sheet in other current and noncurrent liabilities or assets. If the above contracts no longer qualify for deferral, the contracts are marked to market to other income in the current period.
  Alcoa attempts to maintain a reasonable balance between fixed- and floating-rate debt, using interest rate swaps and caps, to keep financing costs as low as possible.
If the requirements for hedge accounting are met, amounts paid or received under these agreements are recognized over the life of the agreements as adjustments to interest expense. Otherwise, the instruments are marked to market, and the gains and losses from changes in the market value of the contracts are recorded in other income in the current period.
  Upon early termination of an interest rate swap or cap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap or cap.
  Alcoa is subject to exposure from fluctuations in foreign currencies. To manage this exposure, Alcoa uses foreign exchange forward and option contracts. Gains and losses on contracts that meet the requirements for hedge accounting are deferred and included in the basis of the underlying transactions. Contracts that do not meet these requirements are marked to market in other income each period.
  Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions. See Note S for additional detail.
  FOREIGN CURRENCY. The local currency is the functional currency for Alcoa's significant operations outside the U.S., except in Canada, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa's Canadian operations is made based on the appropriate economic and management indicators.
  Effective July 1, 1999, the Brazilian real became the functional currency for translating the financial statements of Alcoa's 59%-owned Brazilian subsidiary, Alcoa Aluminio
S.A. (Aluminio). Economic factors and circumstances related to Aluminio's operations had changed significantly due to the devaluation of the real in the 1999 first quarter.
Under SFAS No. 52, "Foreign Currency Translation," the change in these facts and circumstances required a change in Aluminio's functional currency.
  As a result of the change, at July 1, 1999, Alcoa's shareholders' equity (cumulative translation adjustment) and minority interests' accounts were reduced by $156 and $108, respectively. These amounts were driven principally by a reduction in fixed assets. This reduction resulted in a $15 decrease in Aluminio's depreciation expense for 1999 and $30 in 2000.
  One of the factors affecting the change in Aluminio's functional currency was Alcoa's purchase of approximately
$185 of Aluminio's 7.5% secured export notes. The repurchase of these notes was consistent with Alcoa's policy change regarding the manner in which large subsidiaries are capitalized and resulted in lower overall financing costs to the company.
  RECENTLY ADOPTED ACCOUNTING STANDARDS. In 2000, Alcoa changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) 101,
"Revenue Recognition in Financial Statements." Under the new accounting method, adopted retroactive to January
1, 2000, Alcoa recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect of the change on prior years resulted in a charge to income of $5 (net of income taxes and minority interests of $3), which has been included in net income for the year ended December 31, 2000. The change did not have a significant effect on revenues or results of operations for the year ended December 31, 2000. The pro forma amounts, assuming that the new revenue recognition method were applied retroactively to prior periods, were not materially different from the amounts shown in the Statement of Consolidated Income for the years ended December 31, 1999 and 1998.
Therefore, these amounts have not been presented.
  For the three months ended March 31, 2000, Alcoa recognized
$43 in revenue that resulted from the cumulative effect adjustment as of January 1, 2000. The effect of the revenue in the first quarter was to increase income by $5 (net of income taxes and minority interests of $3) during that period.
  Effective January 1, 2001, Alcoa adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. The new accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as a fair value or cash flow hedge. The ineffective portion of all hedges is recognized in current-period earnings.
  For transactions that are designated as fair value hedges, changes in the fair value of the hedged asset, liability or firm commitment are also recorded on the balance sheet.
Thus, changes in the fair value of the derivative instrument are generally offset in the income statement by changes in the fair value of the hedged item.
  For transactions that are designated as cash flow hedges related to a variable-rate liability or a forecasted transaction, the offsetting effects of changes in the fair value of the derivative instrument are reported in other comprehensive income. These gains and losses will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item.
  On January 1, 2001, Alcoa recorded the fair value of all outstanding derivative instruments as assets or liabilities on the balance sheet. The transition adjustment was not material to earnings or accumulated other comprehensive income.

  In September 2000, the Financial Accounting Standards
Board (FASB) issued SFAS No. 140, an amendment to SFAS
No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 140 is effective for transfers after March 31, 2001, and is effective for disclosures about securitizations and collateral and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. This
SFAS, which was adopted in 2000, did not have a material impact on Alcoa's financial statements.
  RECLASSIFICATION. Certain amounts in previously issued financial statements were reclassified to conform to 2000 presentations.

B. COMMON STOCK SPLIT
On January 10, 2000, the board of directors declared a two-for-one common stock split, subject to shareholder approval to increase the number of authorized shares.
At the company's annual meeting on May 12, 2000, Alcoa shareholders approved an amendment to increase the authorized shares of Alcoa common stock from 600 million to 1.8 billion. As a result of the stock split, shareholders of record on May 26, 2000, received an additional common share for each share held. The additional shares were distributed on June 9, 2000. All per-share amounts and number of shares outstanding in this report have been restated for the stock split.

C. ACQUISITIONS
In August 1999, Alcoa and Reynolds Metals Company (Reynolds) announced they had reached a definitive agreement to merge.
On May 3, 2000, after approval by the U.S. Department of Justice (DOJ) and other regulatory agencies, Alcoa and Reynolds completed their merger. Under the agreement, Alcoa issued 2.12 shares of Alcoa common stock for each share of Reynolds. The exchange resulted in Alcoa issuing approximately 135 million shares at a value of $33.30 per share to Reynolds stockholders. The transaction was valued at approximately $5,900, including debt assumed of $1,297. The purchase price includes the conversion of outstanding Reynolds options to Alcoa options as well as other direct costs of the acquisition. The purchase price allocation is preliminary; the final allocation of the purchase price will be based upon valuation and other studies, including environmental and other contingent liabilities, that have not been completed. However, Alcoa does not believe that the completion of these studies will have a material impact on the purchase price allocation. The preliminary allocation resulted in total goodwill of approximately $2,000, which will be amortized over a 40-year period.
  As part of the merger agreement, Alcoa agreed to divest the following Reynolds operations:
> a 56% stake in its alumina refinery at Worsley, Australia;
> a 50% stake in its alumina refinery at Stade, Germany;
> 100% of an alumina refinery at Sherwin, Texas; and > 25% of an interest in its aluminum smelter at Longview,
  Washington.
  The consolidated financial statements have been prepared in accordance with Emerging Issues Task Force (EITF) 87-
11, "Allocation of Purchase Price to Assets to be Sold."
Under EITF 87-11, the fair value of net assets to be divested have been reported as assets held for sale in the balance sheet, and the results of operations from these assets of $19 (after tax) have not been included in the Statement of Consolidated Income.
  On January 25, 2001, Alcoa completed the sale of Reynolds Australia Alumina, Ltd. LLC, which held the 56% interest in the Worsley alumina refinery in Western Australia, for $1,490. The purchaser is an affiliate of Billiton plc.
  On December 31, 2000, Alcoa sold the Reynolds Sherwin,
Texas alumina refinery to BPU Reynolds, Inc.
  On December 27, 2000, Alcoa and Michigan Avenue Partners
(MAP) announced that they had reached an agreement under which MAP will acquire 100% of the Reynolds aluminum smelter located in Longview, Washington. The agreement, which is contingent on financing, is subject to regulatory approvals and is expected to close by the end of the first quarter of 2001.
  Negotiations to divest Reynolds' interest in an alumina refinery in Stade, Germany are ongoing and are expected to be concluded in the first quarter of 2001.
  On March 14, 2000, Alcoa and Cordant Technologies Inc. (Cordant) announced a definitive agreement under which Alcoa would acquire all outstanding shares of Cordant, a company serving global aerospace and industrial markets.
In addition, on April 13, 2000, Alcoa announced plans to commence a cash tender offer for all outstanding shares of Howmet International Inc. (Howmet). The offer for Howmet shares was part of Alcoa's acquisition of Cordant, which owned approximately 85% of Howmet.
  On May 25, 2000 and June 20, 2000, after approval by the
DOJ and other regulatory agencies, Alcoa completed the acquisitions of Cordant and Howmet, respectively. Under the agreement and tender offer, Alcoa paid $57 for each outstanding share of Cordant common stock and $21 for each outstanding share of Howmet common stock. The total value of the transaction was approximately $3,300, including the assumption of debt of $826. The purchase price includes the conversion of outstanding Cordant and Howmet options to Alcoa options as well as other direct costs of the acquisition. The purchase price allocation is preliminary;
the final allocation is subject to valuation and other studies, including environmental and other contingent liabilities, that have not been completed. However, Alcoa does not believe that the completion of these studies will have a material impact on the purchase price allocation. The preliminary allocation resulted in total goodwill of approximately $2,400, which will be amortized over a 40-year period.
  In July 1998, Alcoa acquired Alumax Inc. (Alumax) for approximately $3,800, consisting of cash of approximately $1,500, stock of approximately $1,300 and assumed debt of approximately $1,000. The allocation of the purchase price resulted in goodwill of approximately $910, which is being amortized over a 40-year period.
  The following unaudited pro forma information for the years ended December 31, 2000, 1999 and 1998 assumes that the acquisitions of Reynolds and Cordant had occurred at the beginning of 2000 and 1999, and the acquisition of Alumax had occurred at the beginning of 1998. Adjustments that have been made to arrive at the pro forma totals include those related to acquisition financing; the amortization of goodwill; the elimination of transactions between Alcoa, Reynolds, Cordant and Alumax; and additional depreciation related to the increase in basis that resulted from the transaction. Tax effects from the pro forma adjustments previously noted have been included at the 35% U.S. statutory rate.

(Unaudited)                              2000           1999          1998
------------------------------------------------------------------------------
Sales                                $ 25,636       $ 23,369       $16,766
Net income                              1,514          1,148           876
------------------------------------------------------------------------------
Earnings per share:
 Basic                                 $ 1.86*        $ 1.32        $ 1.18
 Diluted                                 1.84*          1.30          1.18
------------------------------------------------------------------------------

* Includes the cumulative effect adjustment of the accounting change for revenue recognition

The pro forma results are not necessarily indicative of what actually would have occurred if the transaction had been in effect for the periods presented, are not intended to be a projection of future results and do not reflect any cost savings that might be achieved from the combined operations.
  On October 31, 2000, after approval by the European Union
(EU), Alcoa completed the acquisition of Luxfer Holdings plc's aluminum plate, sheet and soft-alloy extrusion manufacturing operations and distribution businesses of British Aluminium Limited, a wholly owned subsidiary of Luxfer. These businesses generated approximately $360 in revenues in 1999 and have about 1,550 employees. Had the British Aluminium acquisition occurred at the beginning of 2000, net income for the year would not have been materially different.
  In February 1998, Alcoa completed its acquisition of Inespal, S.A. (Inespal), of Madrid, Spain. Alcoa paid approximately
$150 in cash and assumed $260 of debt and liabilities in exchange for substantially all of Inespal's businesses.
The acquisition included an alumina refinery, three aluminum smelters, three aluminum rolling facilities, two extrusion plants and an administrative center. Had the Inespal acquisition occurred at the beginning of 1998, net income for the year would not have been materially different.
  Alcoa completed a number of other acquisitions in 2000, 1999 and 1998. Net cash paid for other acquisitions in 2000 was $488. None of these transactions had a material impact on Alcoa's financial statements.
  Alcoa's acquisitions have been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair market values. Any excess purchase price over the fair market value of the net assets acquired has been recorded as goodwill. For all of Alcoa's acquisitions, operating results have been included in the Statement of Consolidated Income since the dates of the acquisitions.

D. INVENTORIES

December 31                                    2000               1999
---------------------------------------------------------------------------
Finished goods                                $ 814              $ 363
Work in process                                 806                550
Bauxite and alumina                             311                286
Purchased raw materials                         562                267
Operating supplies                              210                152
-----------------------------------------------------------------------------
                                            $ 2,703            $ 1,618
-----------------------------------------------------------------------------

Approximately 51% of total inventories at December 31, 2000 were valued on a LIFO basis. If valued on an average-cost basis, total inventories would have been $658 and $645 higher at the end of 2000 and 1999, respectively.
During 2000 and 1999, LIFO inventory quantities were reduced, which resulted in partial liquidations of the LIFO bases.
The impact of these liquidations increased net income by $31 or four cents per share in 2000 and 1999.

E. PROPERTIES, PLANTS AND EQUIPMENT, AT COST

December 31                                    2000               1999
---------------------------------------------------------------------------
Land and land rights, including mines         $ 384              $ 270
Structures                                    5,329              4,491
Machinery and equipment                      16,063             13,090
-----------------------------------------------------------------------------
                                             21,776             17,851
Less: accumulated depreciation and
 depletion                                    9,750              9,303
-----------------------------------------------------------------------------
                                             12,026              8,548
Construction work in progress                   824                585
-----------------------------------------------------------------------------
                                           $ 12,850            $ 9,133
-----------------------------------------------------------------------------

F. DEBT

December 31                                    2000               1999
---------------------------------------------------------------------------
Commercial paper, variable rate, (6.6%
 and 5.8% average rates)                    $ 1,510              $ 980
5.75% Notes payable, due 2001                   250                250
6.125% Bonds, due 2005                          200                200
7.25% Notes, due 2005                           500                 --
7.375% Notes, due 2010                        1,000                 --
6.50% Bonds, due 2018                           250                250
6.75% Bonds, due 2028                           300                300
Tax-exempt revenue bonds ranging from
 3.7% to 7.2%, due 2001-2033                    347                166
Alcoa Fujikura Ltd.
 Variable-rate term loan, due 2001-
  2002 (6.3% average rate)                      190                210
Alcoa Aluminio
 7.5% Export notes, due 2008                    184                194
 Variable-rate notes, due 2001 (8.2%
  and 7.6% average rates)                         3                  8
Alcoa of Australia
 Euro-commercial paper, variable rate,
  (5.4% average rate)                            --                 20
Reynolds
  9% Bonds, due 2003                             21                 --
  Medium-term notes, due 2001-2013
   (8.3% average rate)                          334                 --
  6.625% Notes payable, due 2001-2002           114                 --
Cordant
  6.625% Notes payable, due 2008                150                 --
Other                                            61                146
-----------------------------------------------------------------------------
                                              5,414              2,724
Less: amount due within one year                427                 67
-----------------------------------------------------------------------------
                                            $ 4,987            $ 2,657
-----------------------------------------------------------------------------

The amount of long-term debt maturing in each of the next five years is $427 in 2001, $294 in 2002, $1,089 in 2003,
$59 in 2004 and $1,269 in 2005.
  Debt increased primarily as a result of the Reynolds and Cordant acquisitions. Debt of $1,297 was assumed in the acquisition of Reynolds, while $826 of debt was assumed in the acquisition of Cordant. The Cordant acquisition, including the acquisition of the remaining shares of Howmet, was financed with debt.

  In 2000, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2010 and carry a coupon rate of 7.375%, and $500 mature in 2005 and carry a coupon rate of 7.25%.
In addition, Alcoa issued $3,711 of commercial paper.
The proceeds from these borrowings were used to fund acquisitions, refinance debt and for general corporate purposes.
  In 2000, Alcoa entered into a new $2,490 revolving-credit facility that expires in April 2001 and a $510 revolving-credit facility that expires in August 2005. In 1998, Alcoa entered into a $2,000 revolving-credit facility, half of which expired in August 2000, while the other half expires in August 2003. Under these agreements, certain levels of consolidated net worth must be maintained while commercial paper balances are outstanding. A portion of the commercial paper issued by Alcoa is classified as long-term debt because it is backed by the revolving-credit facilities.
  Alcoa Fujikura Ltd. (AFL) and Aluminio are required to maintain certain financial ratios under the terms of the term loan and export note agreements, respectively.
  Short-term borrowings of $2,719 consisted of commercial paper of $2,201, extendible commercial notes of $280 and bank and other borrowings of $238 at December 31, 2000.
Short-term borrowings of $343 at December 31, 1999 consisted of commercial paper of $108 and bank and other borrowings of $235. The weighted average interest rate on short-term borrowings was 6.6% in 2000 and 5.1% in 1999.

G. OTHER ASSETS

December 31                                    2000               1999
---------------------------------------------------------------------------
Investments, principally equity
 investments                                  $ 954              $ 630
Assets held for sale                          1,473                 --
Intangibles, net of accumulated
 amortization of $238 in 2000 and $177
 in 1999                                        821                117
Noncurrent receivables                          118                 43
Deferred income taxes                           360                424
Deferred charges and other                    1,534                591
-----------------------------------------------------------------------------
                                            $ 5,260            $ 1,805
-----------------------------------------------------------------------------

H. OTHER NONCURRENT LIABILITIES AND DEFERRED CREDITS

December 31                                    2000               1999
---------------------------------------------------------------------------
Deferred alumina sales revenue                $ 212              $ 220
Environmental remediation                       369                111
Deferred credits                                317                283
Other noncurrent liabilities                  1,228                859
-----------------------------------------------------------------------------
                                            $ 2,126            $ 1,473
-----------------------------------------------------------------------------

I. MINORITY INTERESTS
The following table summarizes the minority shareholders' interests in the equity of consolidated subsidiaries.

December 31                                    2000               1999
---------------------------------------------------------------------------
Alcoa of Australia                            $ 462              $ 439
Alcoa Aluminio                                  256                253
Alcoa World Alumina and Chemicals               260                290
Alcoa Fujikura Ltd.                             309                260
Other majority-owned companies                  227                216
-----------------------------------------------------------------------------
                                            $ 1,514            $ 1,458
-----------------------------------------------------------------------------

J. CASH FLOW INFORMATION
Cash payments for interest and income taxes follow.

                                         2000           1999          1998
------------------------------------------------------------------------------
Interest                                $ 388          $ 225         $ 199
Income taxes                              419            394           371
------------------------------------------------------------------------------

The details of cash payments related to acquisitions follow.

                                         2000           1999          1998
------------------------------------------------------------------------------
Fair value of assets acquired        $ 14,991          $ 282       $ 5,511
Liabilities assumed                    (7,075)          (159)       (2,554)
Stock options issued                     (182)            --            --
Stock issued                           (4,502)            --        (1,321)
------------------------------------------------------------------------------
Cash paid                               3,232            123         1,636
Less: cash acquired                       111              1           173
------------------------------------------------------------------------------
Net cash paid for acquisitions        $ 3,121          $ 122       $ 1,463
------------------------------------------------------------------------------

K. COMMITMENTS AND CONTINGENCIES
Various lawsuits, claims and proceedings have been or may be instituted or asserted against Alcoa, including those pertaining to environmental, product liability and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist.
Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the company.
  Aluminio is a 23.75% participant in a hydroelectric construction project in Brazil. The total estimated costs of the project are $532, of which $422 has been expended to date. Aluminio has contributed $41 to the project in the form of equity and $31 in the form of short-term financing. Aluminio has also guaranteed $42 of a bridge loan to the project as of December 31, 2000. Long-term financing in the amount of $342 is currently being negotiated for the project.
Upon completion of this long-term financing in 2001, Aluminio will receive repayment of its short-term loan and will provide a guarantee equal to 34% of the project's total outstanding indebtedness, estimated at $342. As a result of this participation, Aluminio will receive a share of the output upon completion of the project. In the event that other participants in this project fail to fulfill their financial responsibilities, Aluminio may be liable for a portion of the deficiency. In accordance with the agreement, if Aluminio funds any such deficiency, its participation and share of the output from the project will increase proportionately.
  Alcoa of Australia (AofA) is party to a number of natural gas and electricity contracts that expire between 2001 and 2022. Under these take-or-pay contracts, AofA is obligated to pay for a minimum amount of natural gas or electricity even if these commodities are not required for operations. Commitments related to these contracts total $184 in 2001, $177 in 2002, $173 in 2003, $174 in 2004, $154 in 2005
and $2,120 thereafter. Expenditures under these contracts totaled $188 in 2000, $179 in 1999 and $171 in 1998.

L. EARNINGS PER SHARE
Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding. Antidilutive outstanding stock options have been excluded from the diluted EPS calculation. See
Note M for additional information.
  The details of basic and diluted EPS follow:

                                         2000           1999          1998
------------------------------------------------------------------------------
Income before cumulative effect       $ 1,489        $ 1,054         $ 853
Less: preferred stock dividends             2              2             2
------------------------------------------------------------------------------
Income available to common
 stockholders before cumulative
 effect                               $ 1,487        $ 1,052         $ 851
Cumulative effect of accounting
 change                                    (5)            --            --
------------------------------------------------------------------------------
Income available to common
 stockholders after cumulative
 effect                               $ 1,482        $ 1,052         $ 851
------------------------------------------------------------------------------
Average shares outstanding--basic       814.2          733.8         698.2
Effect of dilutive securities:
 Shares issuable upon exercise of
  dilutive stock options                  9.0           13.4           5.0
------------------------------------------------------------------------------
 Average shares outstanding--
  diluted                               823.2          747.2         703.2
Basic EPS (before cumulative
 effect)                               $ 1.83         $ 1.43        $ 1.22
Basic EPS (after cumulative
 effect)                                 1.82           1.43          1.22
Diluted EPS (before cumulative
 effect)                                 1.81           1.41          1.21
Diluted EPS (after cumulative
 effect)                                 1.80           1.41          1.21
------------------------------------------------------------------------------

Options to purchase 44 million shares of common stock at an average exercise price of $36.00 were outstanding as of December 31, 2000 but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares.
  In April 2000, Alcoa entered into a forward share repurchase agreement to partially hedge the equity exposure related to its stock option program. The contract, which matures in 2002, allows the company to repurchase up to 10 million shares from a financial institution. The company may elect to settle the contract on a net share basis in lieu of physical settlement. The contract permits early settlement.
As of December 31, 2000, 10 million shares had been committed at an average price of $31.90 per share. The effect of this repurchase agreement has been considered in determining diluted EPS.

M. PREFERRED AND COMMON STOCK
PREFERRED STOCK. Alcoa has two classes of preferred stock.
Serial preferred stock has 557,740 shares authorized, with a par value of $100 per share and an annual $3.75 cumulative dividend preference per share. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

COMMON STOCK. There are 1.8 billion shares authorized at a par value of $1 per share. As of December 31, 2000, 90,620,594 shares of common stock were reserved for issuance under the long-term stock incentive plan.
  Stock options under the company's stock incentive plan have been and may be granted, generally at not less than market prices on the dates of grant, except for the 12.5 cents per-share options issued as a payout of earned performance share awards. The stock option program includes a reload or stock continuation ownership feature. Stock options granted have a maximum term of 10 years. Vesting periods are one year from the date of grant and six months for options granted under the reload feature.
  Alcoa's net income and earnings per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates.

                                         2000           1999          1998
------------------------------------------------------------------------------
Net income:
 As reported                          $ 1,484        $ 1,054         $ 853
 Pro forma                              1,277            912           815
------------------------------------------------------------------------------
Basic earnings per share:
 As reported                             1.82           1.43          1.22
 Pro forma                               1.57           1.24          1.16
------------------------------------------------------------------------------
Diluted earnings per share:
 As reported                             1.80           1.41          1.21
 Pro forma                               1.55           1.22          1.16
------------------------------------------------------------------------------

The weighted average fair value per option granted was $10.13 in 2000, $5.35 in 1999 and $2.87 in 1998.
  The fair value of each option is estimated on the date of grant or subsequent reload using the Black-Scholes pricing model with the following assumptions:

                                    2000            1999            1998
-----------------------------------------------------------------------------
Average risk-free interest
 rate                                6.1%            5.0%            5.2%
Expected dividend yield              1.6             1.4             2.1
Expected volatility                 40.0            37.0            25.0
Expected life (years):
 New option grants                   2.5             2.5             2.5
 Reload option grants                2.0             1.5             1.5
-----------------------------------------------------------------------------

The transactions for shares under options were:

                                    2000            1999            1998
-----------------------------------------------------------------------------
Outstanding, beginning of
 year:
 Number of options                  53.0            53.2            42.2
 Weighted average exercise
  price                          $ 22.15         $ 16.50         $ 15.84
Options assumed from
 acquisitions:
  Number of options                 15.2              --              --
  Weighted average exercise
   price                         $ 25.09              --              --
Granted:
 Number of options                  31.3            43.6            23.6
 Weighted average exercise
  price                          $ 37.87         $ 24.47         $ 17.19
Exercised:
 Number of options                 (24.3)          (43.2)          (12.0)
 Weighted average exercise
  price                          $ 22.03         $ 17.22         $ 15.07
Expired or forfeited:
 Number of options                   (.4)            (.6)            (.6)
 Weighted average exercise
  price                          $ 34.90         $ 18.59         $ 18.25
------------------------------------------------------------------------------
Outstanding, end of year:
 Number of options                  74.8            53.0            53.2
 Weighted average exercise
  price                          $ 29.29         $ 22.15         $ 16.50
------------------------------------------------------------------------------
Exercisable, end of year:
 Number of options                  44.6            26.4            27.6
 Weighted average exercise
  price                          $ 23.42         $ 19.21         $ 15.24
------------------------------------------------------------------------------
Shares reserved for future
 options                            15.8            28.6            22.8
------------------------------------------------------------------------------

The following tables summarize certain stock option information at December 31, 2000:

Options Outstanding

                                                Weighted        Weighted
                                                 average         average
Range of                                       remaining        exercise
exercise price                    Number            life           price
-----------------------------------------------------------------------------
$ 0.125                              0.6      employment          $0.125
                                                  career
$ 4.38-$12.15                        3.0            3.86           10.04
$12.16-$19.93                        8.6            4.41           16.70
$19.94-$27.71                       17.0            5.84           22.58
$27.72-$35.49                       21.7            6.18           31.75
$35.50-$43.25                       23.9            8.07           39.48
------------------------------------------------------------------------------
 Total                              74.8            6.36          $29.29
------------------------------------------------------------------------------

Options Exercisable

                                                  Weighted
                                                   average
Range of                                      exerciseable
exercise price                    Number             price
-----------------------------------------------------------------
$ 0.125                              0.6            $0.125
$ 4.38-$12.15                        3.0             10.04
$12.16-$19.93                        8.6             16.70
$19.94-$27.71                       17.0             22.57
$27.72-$35.49                       14.6             31.04
$35.50-$43.25                        0.8             40.22
-----------------------------------------------------------------
 Total                              44.6            $23.42
-----------------------------------------------------------------

N. SEGMENT AND GEOGRAPHIC AREA INFORMATION
Alcoa is primarily a producer of aluminum products. Its segments are organized by product on a worldwide basis.
Alcoa's management reporting system evaluates performance based on a number of factors; however, the primary measure of performance is the after-tax operating income (ATOI) of each segment. Nonoperating items such as interest income, interest expense, foreign exchange gains/losses, the effects of LIFO inventory accounting and minority interests are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative expenses and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserve, goodwill allocated to corporate and other amounts.
  In 2000, as a result of acquisitions, Alcoa changed its internal management reporting structure to add the Packaging and Consumer segment. Alcoa's closures, packaging, PET bottles and packaging machinery businesses were moved from the Other group to this segment. Previously reported data from 1999 and 1998 has been restated to reflect this change. Reynolds' packaging and consumer businesses were also added to the new Packaging and Consumer segment.
Other Reynolds and Cordant businesses were added to the appropriate existing segments.
  The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note A). Transactions among segments are established based on negotiation among the parties. Differences between segment totals and Alcoa's consolidated totals for line items not reconciled are primarily due to corporate allocations.
  Alcoa's products are used primarily by packaging, consumer products, transportation (including aerospace, automotive, rail and shipping), building and construction and industrial customers worldwide. Total exports from the U.S. were $1,687 in 2000, compared with $1,309 in 1999 and $1,283 in 1998. Total government contract revenue at Thiokol was $372 in 2000. Alcoa's reportable segments follow.

ALUMINA AND CHEMICALS. This segment's activities include the mining of bauxite, which is then refined into alumina. Alumina is sold to internal and external customers worldwide or is processed into industrial chemical products. Alcoa's Australian alumina operations are a significant component of this segment. This segment does not include the Reynolds alumina assets that were required to be divested. The majority of the third-party sales from this segment are derived from alumina.

PRIMARY METALS. This segment consists of Alcoa's worldwide smelter system. Primary Metals receives alumina from the Alumina and Chemicals segment and produces aluminum ingot to be used by Alcoa's fabricating business, as well as sold to outside customers. Results from internal hedging contracts and from marking to market certain aluminum commodity contracts are also included in this segment.
Revenues from the sale of powder, scrap and excess power are also included. The sale of ingot represents over 90% of this segment's third-party sales.

FLAT-ROLLED PRODUCTS. This segment's principal business is the production and sale of aluminum plate, sheet and foil. This segment includes rigid container sheet (RCS), which is used to produce aluminum beverage cans, and sheet and plate used in the transportation and distributor markets.

ENGINEERED PRODUCTS. This segment consists of hard- and soft-alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings and wheels. This segment includes the Reynolds wheel business, as well as the Huck fasteners and Howmet super-alloy castings businesses. These products serve primarily the transportation, construction and distributor markets.

PACKAGING AND CONSUMER. This segment includes Alcoa's closures, packaging, PET bottles and packaging machinery businesses, as well as the packaging and consumer businesses of Reynolds acquired in 2000.

OTHER. This group includes Alcoa businesses that do not fit into the segments previously mentioned. This group includes AFL, which produces electrical components for the automotive industry along with fiber-optic cable and services for the telecommunications industry; Thiokol, a producer of solid rocket propulsion systems; Reynolds' metal distribution business (RASCO); the residential building products operations, Alcoa Building Products (ABP); and aluminum automotive engineering and parts businesses.
Thiokol and RASCO were added in 2000 as part of the Cordant and Reynolds acquisitions, respectively.

                                                                                         Packaging
                           Alumina and        Primary     Flat-Rolled     Engineered           and
Segment information          Chemicals         Metals        Products       Products      Consumer         Other         Total
-----------------------------------------------------------------------------------------------------------------------------------
2000
Sales:
 Third-party sales            $ 2,108         $ 3,756         $ 5,446        $ 5,471       $ 2,084       $ 4,071      $ 22,936
 Intersegment sales             1,104           3,504              97             62            --            --         4,767
-----------------------------------------------------------------------------------------------------------------------------------
 Total sales                  $ 3,212         $ 7,260         $ 5,543        $ 5,533       $ 2,084       $ 4,071      $ 27,703
-----------------------------------------------------------------------------------------------------------------------------------
Profit and loss:
 Equity income                    $ 3            $ 50             $ 6            $ 1          $ --          $ 32          $ 92
 Depreciation, depletion
  and amortization                163             311             188            221           105           127         1,115
 Income tax                       279             505             126            124            70            93         1,197
 After-tax operating
  income                          585           1,000             299            210           131           164         2,389
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Capital expenditures           $ 154           $ 232           $ 185          $ 234         $ 112         $ 100       $ 1,017
 Equity investment                176             274              90              6             1           139           686
 Total assets                   2,924           7,700           3,657          6,455         2,457         3,376        26,569
-----------------------------------------------------------------------------------------------------------------------------------

1999
Sales:
 Third-party sales            $ 1,842         $ 2,241         $ 5,113        $ 3,728         $ 801       $ 2,592      $ 16,317
 Intersegment sales               925           2,793              51             26            --            --         3,795
-----------------------------------------------------------------------------------------------------------------------------------
 Total sales                  $ 2,767         $ 5,034         $ 5,164        $ 3,754         $ 801       $ 2,592      $ 20,112
-----------------------------------------------------------------------------------------------------------------------------------
Profit and loss:
 Equity income (loss)            $ --            $ 42            $ (9)          $ --          $ --          $ 10          $ 43
 Depreciation, depletion
  and amortization                161             216             184            116            60            89           826
 Income tax                       159             214             131             88            32            71           695
 After-tax operating
  income                          307             535             281            180            68           118         1,489
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Capital expenditures           $ 183           $ 207           $ 166          $ 144          $ 96          $ 62         $ 858
 Equity investment                 54             153              66             --             1           138           412
 Total assets                   3,046           4,532           3,385          2,320           646         1,647        15,576
-----------------------------------------------------------------------------------------------------------------------------------

1998
Sales:
 Third-party sales            $ 1,847         $ 2,105         $ 4,900        $ 3,110         $ 856       $ 2,506      $ 15,324
 Intersegment sales               832           2,509              59             11            --            --         3,411
-----------------------------------------------------------------------------------------------------------------------------------
 Total sales                  $ 2,679         $ 4,614         $ 4,959        $ 3,121         $ 856       $ 2,506      $ 18,735
-----------------------------------------------------------------------------------------------------------------------------------
Profit and loss:
 Equity income (loss)             $ 1            $ 27             $ 8           $ (1)         $ --          $ 10          $ 45
 Depreciation, depletion
  and amortization                159             176             190             88            63            92           768
 Income tax                       174             196             126             85            28            79           688
 After-tax operating
  income                          318             372             306            183            61           104         1,344
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
 Capital expenditures           $ 275           $ 164           $ 152          $ 105          $ 96          $ 47         $ 839
 Equity investment                 50             150              69             --             1           112           382
 Total assets                   3,082           5,341           3,513          2,427           678         1,568        16,609
-----------------------------------------------------------------------------------------------------------------------------------

The following reconciles segment information to consolidated totals.

                                         2000           1999          1998
------------------------------------------------------------------------------
Sales:
 Total sales                         $ 27,703       $ 20,112      $ 18,735
 Elimination of intersegment sales     (4,767)        (3,795)       (3,411)
 Other revenues                            --              6            16
------------------------------------------------------------------------------
    Consolidated sales               $ 22,936       $ 16,323      $ 15,340
------------------------------------------------------------------------------
Net income:
 Total after-tax operating income     $ 2,389        $ 1,489       $ 1,344
 Elimination of intersegment
  profit                                  (20)           (24)          (16)
 Unallocated amounts (net of tax):
   Interest income                         40             26            64
   Interest expense                      (278)          (126)         (129)
   Minority interests                    (381)          (242)         (238)
   Corporate expense                     (227)          (171)         (197)
   Other                                  (39)           102            25
------------------------------------------------------------------------------
    Consolidated net income           $ 1,484        $ 1,054         $ 853
------------------------------------------------------------------------------
Assets:
 Total assets                        $ 26,569       $ 15,576      $ 16,609
 Elimination of intersegment
  receivables                            (530)          (362)         (378)
Unallocated amounts:
 Cash, cash equivalents and short-
  term investments                        371            314           381
 Deferred tax assets                      745            657           703
 Corporate goodwill                     1,570            558           480
 Corporate fixed assets                   414            278           315
 LIFO reserve                            (658)          (645)         (703)
 Operations to be divested              1,473             --            --
 Other                                  1,737            690            56
------------------------------------------------------------------------------
    Consolidated assets              $ 31,691       $ 17,066      $ 17,463
------------------------------------------------------------------------------

Geographic information for revenues, based on country of origin, and long-lived assets follows:

                                         2000           1999          1998
------------------------------------------------------------------------------
Revenues:
 U.S.                                $ 15,487       $ 10,392       $ 9,212
 Australia                              1,690          1,398         1,470
 Spain                                  1,146          1,059           965
 Brazil                                   885            730           934
 Germany                                  713            521           554
 Other                                  3,015          2,223         2,205
------------------------------------------------------------------------------
                                     $ 22,936       $ 16,323      $ 15,340
------------------------------------------------------------------------------
Long-lived assets:
 U.S.                                $ 14,276        $ 6,650       $ 6,726
 Australia                              1,458          1,585         1,441
 Brazil                                   698            712           967
 Canada                                 2,844            948           890
 Germany                                  213            165           213
 Other                                  1,700          1,122         1,023
------------------------------------------------------------------------------
                                     $ 21,189       $ 11,182      $ 11,260
------------------------------------------------------------------------------

O. INCOME TAXES
The components of income before taxes on income were:

                                         2000           1999          1998
------------------------------------------------------------------------------
U.S.                                    $ 756          $ 631         $ 595
Foreign                                 2,056          1,218         1,010
------------------------------------------------------------------------------
                                      $ 2,812        $ 1,849       $ 1,605
------------------------------------------------------------------------------

The provision for taxes on income consisted of:

                                         2000           1999          1998
------------------------------------------------------------------------------
Current:
 U.S. federal*                          $ 217          $ 175         $ 159
 Foreign                                  568            306           219
 State and local                           22             18            26
------------------------------------------------------------------------------
                                          807            499           404
------------------------------------------------------------------------------
Deferred:
 U.S. federal*                             90             74            81
 Foreign                                   42            (25)           25
 State and local                            3              5             4
------------------------------------------------------------------------------
                                          135             54           110
------------------------------------------------------------------------------
Total                                   $ 942          $ 553         $ 514
------------------------------------------------------------------------------

*Includes U.S. taxes related to foreign income

In the 1999 fourth quarter, Australia reduced its corporate income tax rate from 36% to 34% for 2000 and 30% for 2001.
  The exercise of employee stock options generated a tax benefit of $108 in 2000 and $145 in 1999. This amount was credited to additional capital and reduced current taxes payable.
  Reconciliation of the U.S. federal statutory rate to Alcoa's effective tax rate follows.

                                         2000           1999          1998
------------------------------------------------------------------------------
U.S. federal statutory rate              35.0%          35.0%         35.0%
Taxes on foreign income                  (3.5)          (2.4)         (4.1)
State taxes net of federal benefit         .5             .5            .7
Tax rate changes                           --           (2.4)           --
Other                                     1.5            (.8)           .4
------------------------------------------------------------------------------
Effective tax rate                       33.5%          29.9%         32.0%
------------------------------------------------------------------------------

The components of net deferred tax assets and liabilities follow.

                                          2000                   1999
                                ----------------------------------------------
                                  Deferred   Deferred   Deferred   Deferred
                                       tax   tax lia-        tax   tax lia-
December 31                         assets   bilities     assets   bilities
------------------------------------------------------------------------------
Depreciation                          $ --    $ 2,263         --      $ 951
Employee benefits                    1,127         --      $ 872         --
Loss provisions                        588         --        214         --
Deferred income/expense                237        166         91        138
Tax loss carryforwards                 272         --        185         --
Tax credit carryforwards               144         --          2         --
Other                                  262        304        111         64
------------------------------------------------------------------------------
                                     2,630      2,733      1,475      1,153
Valuation allowance                   (165)        --       (134)        --
------------------------------------------------------------------------------
                                   $ 2,465    $ 2,733    $ 1,341    $ 1,153
------------------------------------------------------------------------------

Of the total deferred tax assets associated with the tax loss carryforwards, $57 expires over the next 10 years, $99 over the next 20 years and $116 is unlimited. Of the tax credit carryforwards, $107 is unlimited with the balance expiring over the next 10 years. A substantial portion of the valuation allowance relates to the loss carryforwards because the ability to generate sufficient foreign taxable income in future years is uncertain. Approximately $60 of the valuation allowance relates to acquired companies for which subsequently recognized benefits will reduce goodwill.
  The cumulative amount of Alcoa's share of undistributed earnings for which no deferred taxes have been provided was $3,861 at December 31, 2000. Management has no plans to distribute such earnings in the foreseeable future.
It is not practical to determine the deferred tax liability on these earnings.

P. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS
Alcoa maintains pension plans covering most U.S. employees and certain other employees. Pension benefits generally depend on length of service, job grade and remuneration.
Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due.
  Alcoa maintains health care and life insurance benefit plans covering most eligible U.S. retired employees and certain other retirees. Generally, the medical plans pay a stated percentage of medical expenses, reduced by deductibles and other coverages. These plans are generally unfunded, except for certain benefits funded through a trust. Life benefits are generally provided by insurance contracts.
Alcoa retains the right, subject to existing agreements, to change or eliminate these benefits.
  The table below reflects the status of Alcoa's pension and postretirement benefit plans.

                                                            Postretirement
                                    Pension benefits           benefits
                                ----------------------------------------------
December 31                           2000       1999       2000       1999
------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at
 beginning of year                 $ 5,366    $ 5,394    $ 1,687    $ 1,862
  Service cost                         162        141         25         19
  Interest cost                        502        342        177        109
  Amendments                             9          5        (17)         1
  Actuarial (gains) losses            (309)      (143)        85       (173)
  Acquisitions (principally
 Reynolds and Cordant)               3,124         --      1,182         --
  Benefits paid                       (514)      (387)      (215)      (130)
  Exchange rate                        (70)        14         --         (1)
------------------------------------------------------------------------------
  Benefit obligation at end of
 year                              $ 8,270    $ 5,366    $ 2,924    $ 1,687
------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
  Fair value of plan assets at
 beginning of year                 $ 6,103    $ 5,758      $ 112      $ 100
  Actual return on plan assets         586        666         12         12
  Acquisitions (principally
 Reynolds and Cordant)               3,597         --         31         --
  Employer contributions                61         16          5         --
  Participants' contributions           13         22         --         --
  Benefits paid                       (487)      (362)        (5)        --
  Administrative expenses              (12)       (15)        --         --
  Exchange rate                        (71)        18         --         --
------------------------------------------------------------------------------
  Fair value of plan assets at
 end of year                       $ 9,790    $ 6,103      $ 155      $ 112
------------------------------------------------------------------------------

FUNDED STATUS                      $ 1,520      $ 737   $ (2,769)  $ (1,575)
  Unrecognized net actuarial
 gain                               (1,385)    (1,189)      (137)      (221)
  Unrecognized net prior service
 cost (credit)                          40         69        (97)      (116)
  Unrecognized transition
 obligation                             --          1         --         --
------------------------------------------------------------------------------
  Net amount recognized              $ 175     $ (382)  $ (3,003)  $ (1,912)
------------------------------------------------------------------------------

AMOUNT RECOGNIZED IN THE BALANCE
 SHEET CONSISTS OF:
  Prepaid benefit                    $ 661       $ 61         --         --
  Accrued benefit liability           (509)      (471)  $ (3,003)  $ (1,912)
  Intangible asset                       9          4         --         --
  Accumulated other
 comprehensive income                   14         24         --         --
------------------------------------------------------------------------------
  Net amount recognized              $ 175     $ (382)  $ (3,003)  $ (1,912)
------------------------------------------------------------------------------

The components of net periodic benefit costs are reflected below.

                                                 Pension benefits                    Postretirement benefits
                                      ---------------------------------------------------------------------------------------------
December 31                                  2000            1999           1998           2000           1999           1998
-----------------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT
 COSTS
  Service cost                              $ 162           $ 141          $ 119           $ 25           $ 19           $ 18
  Interest cost                               502             342            318            177            109            112
  Expected return on plan assets             (666)           (427)          (391)           (11)            (9)            (8)
  Amortization of prior service cost
   (benefit)                                   35              39             48            (34)           (34)           (34)
  Recognized actuarial gain                   (18)             (4)            (7)            (2)            (4)            (5)
  Amortization of transition
   obligation                                   2               2              2             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
  Net periodic benefit costs                 $ 17            $ 93           $ 89          $ 155           $ 81           $ 83
-----------------------------------------------------------------------------------------------------------------------------------

The aggregate benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $804 and $508, respectively, as of December 31, 2000, and $1,022 and $696, respectively, as of December 31, 1999. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $594 and $338, respectively, as of December 31, 2000, and $337 and $119, respectively, at December 31, 1999.
  Weighted average assumptions used to determine plan liabilities and expense follow.

December 31                              2000           1999          1998
------------------------------------------------------------------------------
Discount rate                            7.75%          7.00%         6.50%
Expected long-term return on plan
 assets                                  9.00           9.00          9.00
Rate of compensation increase            5.00           5.00          5.00
------------------------------------------------------------------------------

For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.5% in 2005 and remain at that level thereafter.
  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan.
A one-percentage-point change in these assumed rates would have the following effects:

                                                  1%                1%
                                            increase          decrease
---------------------------------------------------------------------------
Effect on total of service and
 interest cost components                      $ 13              $ (13)
Effect on postretirement benefit
 obligations                                    165               (144)
-----------------------------------------------------------------------------

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $80 in 2000, $64 in 1999 and $57 in 1998.

Q. LEASE EXPENSE
Certain equipment, warehousing and office space and oceangoing vessels are under operating lease agreements. Total expense for all leases was $152 in 2000, $145 in 1999 and $130 in 1998. Under long-term operating leases, minimum annual rentals are $125 in 2001, $100 in 2002, $63 in 2003, $38 in 2004, $27 in 2005 and a total of $123 for 2006 and thereafter.

R. INTEREST COST COMPONENTS

                                         2000           1999          1998
------------------------------------------------------------------------------
Amount charged to expense               $ 427          $ 195         $ 198
Amount capitalized                         20             21            13
------------------------------------------------------------------------------
                                        $ 447          $ 216         $ 211
------------------------------------------------------------------------------

S. FINANCIAL INSTRUMENTS
The carrying values and fair values of Alcoa's financial instruments at December 31 follow.

                                          2000                   1999
                                ----------------------------------------------
                                  Carrying       Fair   Carrying       Fair
                                     value      value      value      value
------------------------------------------------------------------------------
Cash and cash equivalents            $ 315      $ 315      $ 237      $ 237
Short-term investments                  56         56         77         77
Noncurrent receivables                 118        118         43         43
Short-term debt                      3,146      3,146        410        410
Long-term debt                       4,987      5,053      2,657      2,526
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

FOREIGN EXCHANGE CONTRACTS. The company enters into foreign exchange contracts to hedge its significant firm and anticipated purchase and sale commitments denominated in foreign currencies. These contracts cover periods commensurate with known or expected exposures, generally within 36 months, and are principally unsecured foreign exchange contracts with carefully selected banks. The market risk exposure is essentially limited to risk related to currency rate movements. Unrecognized gains (losses) on these contracts at December
31, 2000 and 1999 were $(139) and $57, respectively.
  The table below reflects the various types of foreign exchange contracts Alcoa uses to manage its foreign exchange risk.

                                          2000                   1999
                                ----------------------------------------------
                                  Notional     Market   Notional     Market
                                    amount      value     amount      value
------------------------------------------------------------------------------
Forwards                           $ 2,342     $ (166)   $ 1,499       $ 60
Purchased options                       --         --         28          3
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

                                          2000                   1999
                                ----------------------------------------------
                                       Buy       Sell        Buy       Sell
------------------------------------------------------------------------------
Australian dollar                  $ 1,940        $ 1    $ 1,447        $ 4
Canadian dollar                        197                    98          8
Japanese yen                            --         --          6         --
Deutsche mark                           --         --          2         21
Pound sterling                          --          6         --         --
Euro                                    --         29         --         --
------------------------------------------------------------------------------
                                   $ 2,137       $ 36    $ 1,553       $ 33
------------------------------------------------------------------------------

INTEREST RATE SWAPS. Alcoa manages its debt portfolio by using interest rate swaps and options to achieve an overall desired position of fixed and floating rates.
As of December 31, 2000, Alcoa had the following interest rate swap contracts outstanding: > Interest rate swap contracts relating to Alcoa's 5.75% notes that mature in 2001. The swaps convert $175 notional amount from fixed rates to floating rates and mature in 2001. > Interest rate swap contracts relating to AFL's variable-rate loan.
These agreements convert the variable rate to a fixed rate on a notional amount of $178 and mature in 2002.
  In addition to the above, Aluminio has cross-currency interest rate swap contracts, relating to deposit accounts, that primarily convert local currency floating rates to dollar fixed rates on a notional amount of $81.
  Alcoa utilizes cross-currency interest rate swaps to take advantage of international debt markets. At year-end 2000, Alcoa had in place $60 of cross-currency interest rate swaps that effectively convert U.S. dollar-denominated debt into liabilities in yen based on Japanese interest rates.
  Based on current interest rates for similar transactions, the fair value of all interest rate swap agreements is not material.
  Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material. The effect of interest rate swaps on Alcoa's composite interest rate on long-term debt was not material at the end of 2000 and 1999.
  Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, but does not anticipate nonperformance by any of the counterparties.
  For further information on Alcoa's hedging and derivatives activities, see Note A.

T. ENVIRONMENTAL MATTERS
Alcoa participates in environmental assessments and cleanups at a number of locations. These include approximately
24 owned or operating facilities and adjoining properties, approximately 28 previously owned or operated facilities and adjoining properties and approximately 87 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated.
See Note A for additional information.
  As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the potential costs for certain of these matters.
For example, there are issues related to the Massena, New York; Pt. Comfort, Texas; and Troutdale, Oregon sites where investigations are ongoing and where natural resource damage or off-site contaminated sediments have been alleged.
The following discussion provides additional details regarding the current status of these sites.
  MASSENA. Sediments and fish in the Grasse River adjacent to Alcoa's Massena, New York plant site contain varying levels of polychlorinated biphenyl (PCB). Alcoa has been identified by the U.S. Environmental Protection Agency
(EPA) as potentially responsible for this contamination and, since 1989, has been conduct ing investigations and studies of the river under order from the EPA issued under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund.
  Alcoa continues to perform studies and investigations on the Grasse River. A planned pilot test of certain sediment capping techniques, intended for 1999, could not be completed because a final scope of work could not be developed with the EPA in time to complete the project before the construction season concluded. In addition, in the 1999 fourth quarter, Alcoa submitted an Analysis of Alternatives report to the EPA. This report identified potential courses of remedial action related to the PCB contamination of the river.
Alcoa has proposed to the EPA that the planned pilot scale tests be conducted to assess the feasibility of performing certain sediment-covering techniques before selection and approval of a remedial alternative by the EPA. The costs of these pilot scale tests have been fully reserved.
The results of these tests and discussions with the EPA regarding all of the alternatives identified should provide additional information for the selection and approval of the appropriate remedial alternative.
  The Analysis of Alternatives report and the results of the pilot tests must be reviewed and approved by the EPA. Currently, no one of the alternatives is more likely to be selected than any other. The range of additional costs associated with the potential courses of remedial action is between zero and $53. During meetings through December
2000, the EPA had indicated to Alcoa that it believes additional remedial alternatives need to be included in the Analysis of Alternatives report. Such additional remedies involve removal of more sediment from the river than was included in the alternatives provided in the recent Analysis of Alternatives report. The cost of such potential additional remedial alternatives cannot be estimated at this time.
Alcoa expects to submit a revised Analysis of Alternatives report during 2001.
  In 1988, Reynolds discovered that soils in the area of the heat transfer medium system at its primary aluminum production plant in Massena, New York were contaminated with PCB and other contaminants. Remediation of the contaminated soils and other contaminated areas of the plant were substantially completed in 1998. Portions of the St. Lawrence River system adjacent to the plant are also contaminated with PCB. Since 1989, Reynolds has been conducting investigations and studies of the river system under order from the EPA issued under Superfund. Alcoa is working with the EPA to better define the scope of the dredging program, which is planned for 2001 and has been included in the reserve.
  Alcoa is aware of natural resource damage claims that may be asserted by certain federal, state and tribal natural resource trustees at these locations.
  PT. COMFORT/LAVACA BAY. In 1990, Alcoa began discussions with certain state and federal natural resource trustees concerning alleged releases of mercury from its Pt. Comfort, Texas facility into the adjacent Lavaca Bay. In March
1994, the EPA listed the "Alcoa (Point Comfort)/Lavaca
Bay Site" on the National Priorities List and, shortly thereafter, Alcoa and the EPA entered into an administrative order on consent under which Alcoa is obligated to conduct certain remedial investigations and feasibility studies.
In accordance with this order, Alcoa recently submitted a remedial investigation report, a draft feasibility study and a baseline risk assessment to the EPA. In addition, Alcoa has nearly completed construction of the EPA-approved project to fortify an offshore dredge disposal island.
The probable and estimable costs of these actions are fully reserved. Since the order from the EPA, Alcoa and the natural resource trustees have continued efforts to understand natural resource injury and ascertain appropriate restoration alternatives. That process is currently expected to be complete by early 2001.
  TROUTDALE, OREGON. In 1994, the EPA added the Reynolds Troutdale, Oregon primary aluminum production plant to the National Priorities List of Superfund sites. Alcoa is cooperating with the EPA and, under a September 1995 consent order, is working with the EPA in investigating potential environmental contamination at the Troutdale site and promoting more efficient cleanup at the site.
The current estimate of costs has been accrued; however, the shutdown of operations at Troutdale, announced June
28, 2000, could affect the cleanup alternative selected for the site.
  SHERWIN, TEXAS. In connection with the sale of the Sherwin alumina refinery, which was required to be divested as part of the Reynolds merger (see Note C), Alcoa has agreed to retain responsibility for the remediation of certain properties, including former waste disposal areas, and a share of the ultimate closure costs of other active waste disposal areas. The cost of such remediation has been evaluated and is fully reserved.
  Based on the above, it is possible that Alcoa's results of operations, in a particular period, could be materially affected by matters relating to these sites. However, based on facts currently available, management believes that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.
  Alcoa's remediation reserve balance at the end of 2000 and 1999 was $447 and $174 (of which $78 and $63 were classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Approximately 17% of the 2000 balance relates to the Massena plant sites, 22% of the 2000 balance relates to the Sherwin plant site and 11% of the 2000 balance relates to the Troutdale plant site. Remediation costs charged to the reserve were $77 in 2000, $47 in 1999 and $63 in 1998. They include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2000, the reserve balance was increased by $350 as a result of acquisitions. In 1999, the reserve balance was increased by $4 to cover anticipated future environmental expenditures.

U. SUBSEQUENT EVENT On January 31, 2001, Alcoa and Alliant
Techsystems Inc. (ATK) announced that they had reached a definitive agreement under which ATK will acquire Thiokol for $685 in cash. The transaction, which has received all necessary corporate approvals of both companies, is subject to customary regulatory approvals. It is expected to close by the end of the second quarter of 2001.

SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY DATA (UNAUDITED)
(dollars in millions, except per-share amounts)

2000                      First*     Second       Third    Fourth      Year
------------------------------------------------------------------------------
Sales                   $ 4,509     $ 5,569     $ 6,298   $ 6,560  $ 22,936
Income from operations      457         462         459       492     1,870
Net income                  347         377         368       392**   1,484
Earnings per share:
 Basic                      .47         .47         .42       .45      1.82
 Diluted                    .47         .47         .42       .45      1.80
------------------------------------------------------------------------------

* The first quarter amounts have been restated for the effect of the change in accounting for revenue recognition (see Note A). Amounts originally reported were as follows: Sales, $4,531; Income from operations, $460; Net income, $355; Earnings per share, basic and diluted, $.48. The amounts for the quarters ended June 30 and September 30, 2000 were not materially different from those originally reported; therefore, these amounts have not been restated.
** The 2000 fourth quarter includes an after-tax credit of $18, or two cents per share, related to changes in the LIFO index and LIFO liquidations.

1999                      First      Second       Third    Fourth      Year
------------------------------------------------------------------------------
Sales                   $ 3,985     $ 4,033     $ 4,052   $ 4,253  $ 16,323
Income from operations      247         294         313       442     1,296
Net income                  221         240         259       334*    1,054
Earnings per share:
 Basic                      .30         .33         .35       .46      1.43
 Diluted                    .30         .32         .35       .44      1.41
------------------------------------------------------------------------------

* The 1999 fourth quarter included an after-tax credit of $49, or seven cents per share, related to changes in the LIFO index and LIFO liquidations.

NUMBER OF EMPLOYEES (UNAUDITED)

                                   2000              1999            1998
------------------------------------------------------------------------------
Other Americas                   46,500            45,100          40,900
U.S.                             61,600            38,400          38,900
Europe                           27,400            18,800          18,200
Pacific                           6,500             5,400           5,500
------------------------------------------------------------------------------
                                142,000           107,700         103,500
------------------------------------------------------------------------------

SHAREHOLDER INFORMATION

ANNUAL MEETING
The annual meeting of shareholders will be at 9:30 a.m.
Friday, April 20, 2001 at the Westin Convention Center
Pittsburgh.

COMPANY NEWS
Visit our Web site at www.alcoa.com for current stock quotes, Securities and Exchange Commission (SEC) filings, quarterly earnings reports and other company news announcements.
This information is also available toll-free 24 hours a day by calling 1 800 522 6757 (in the U.S. and Canada) or 1 402 572 4993 (all other calls). Reports may be requested by voice, fax or mail.
  Copies of the annual report, Alcoa Update, and Forms
10-K and 10-Q may be requested through the Internet or by calling the toll-free numbers.

INVESTOR INFORMATION
Security analysts and investors may write to Director
- Investor Relations, at charles.mclane@alcoa.com or call
1 212 836 2674.

OTHER PUBLICATIONS
For a report of contributions and programs supported by Alcoa Foundation, write Alcoa Foundation at the corporate center address or call 1 412 553 2348.
  For a report on Alcoa's environmental, health and safety performance, write Alcoa EHS Department at the corporate center address.

DIVIDENDS
Alcoa's objective is to pay common stock dividends at rates competitive with other investments of equal risk and consistent with the need to reinvest earnings for long-term growth. To support this objective, Alcoa pays a base quarterly dividend of 12.5 cents per common share.
Alcoa also pays a variable dividend that is linked directly to financial performance. The variable dividend is 30% of Alcoa's annual earnings over $1.50 per basic share.
This is calculated annually and paid quarterly, together with the base dividend, to shareholders of record at each quarterly distribution date.

DIVIDEND REINVESTMENT
The company offers a Dividend Reinvestment and Stock Purchase Plan for shareholders of Alcoa common and preferred stock. The plan allows shareholders to reinvest all or part of their quarterly dividends in shares of Alcoa common stock. Shareholders also may purchase additional shares under the plan with cash contributions. The company pays brokerage commissions and fees on these stock purchases.

DIRECT DEPOSIT OF DIVIDENDS
Shareholders may have their quarterly dividends deposited directly to their checking, savings or money market accounts at any financial institution that participates in the Automated Clearing House (ACH) system.

SHAREHOLDER SERVICES
Shareholders with questions on account balances, dividend checks, reinvestment or direct deposit, address changes, lost or misplaced stock certificates, or other shareholder account matters may contact Alcoa's stock transfer agent, registrar and dividend disbursing agent:

First Chicago Trust Company,            Telephone Response Center:
a Division of EquiServe                 1 800 317 4445
Shareholder Services Group              Outside U.S. and Canada:
P.O. Box 2500                           1 201 324 0313
Jersey City, NJ 07303-2500

Internet address: www.equiserve.com
Telecommunications Device for the Deaf (TDD): 1 201 222
4955

For shareholder questions on other matters related to Alcoa, write to Donna Dabney, Corporate Secretary, Alcoa,
6603 West Broad Street, Richmond, Va. 23230 or call
1 412 553 4707.

STOCK LISTING
Common: New York Stock Exchange, The Electronical Stock
Exchange in Switzerland, the Australian Stock Exchange and exchanges in Brussels, Frankfurt and London
Preferred: American Stock Exchange
Ticker symbol: AA

QUARTERLY COMMON STOCK INFORMATION

                         2000                               1999*
          ---------------------------------------------------------------------

Quarter        High           Low  Dividend        High          Low  Dividend
-------------------------------------------------------------------------------
First*      $43 5/8     $30 13/32     $.125    $22 9/16    $17 31/32     $.101
Second       37 1/16     27 7/8        .125     33 31/32    20 1/8        .100
Third        34 15/16    23 1/4        .125     35 7/16     29 1/4        .101
Fourth       35          23 1/8        .125     41 11/16    28 5/8        .101
-------------------------------------------------------------------------------
Year       $ 43 5/8    $ 23 1/8       $.500    $41 11/16  $ 17 31/32     $.403
-------------------------------------------------------------------------------

* Adjusted to reflect two-for-one stock split

COMMON SHARE DATA

                           Estimated number            Average shares
                           of shareholders*        outstanding (000)*
----------------------------------------------------------------------------
2000                                265,300                   814,229
1999                                185,000                   733,888
1998                                119,000                   698,228
1997                                 95,800                   688,904
1996                                 88,300                   697,334
----------------------------------------------------------------------------

 * These estimates include shareholders who own stock registered in their own names and those who own stock through banks and brokers.
** Adjusted to reflect two-for-one stock split

CORPORATE CENTER

Alcoa                                         Alcoa Inc. is incorporated
201 Isabella St. at 7th St. Bridge            in the Commonwealth of
Pittsburgh, PA 15212-5858                     Pennsylvania.
Telephone: 1 412 553 4545
Fax: 1 412 553 4498
Internet: www.alcoa.com

                               66