Form 10-K, Exhibit 13
period 2001-12-31
ALCOA INC
filed 2002-03-05
CIK 4281

                                                                      EXHIBIT 13

To Alcoa Shareholders

Despite an extremely challenging business environment, 2001 proved to be the second best year in the company's history in terms of earnings before special charges, and the fourth best year after such charges. As compared with the Dow Jones 30 Industrials, which had a total shareholder return of minus 5.4%, Alcoa's total shareholder return was 7.8%.

Net income for the year was $908 million, or $1.05 per share, including special after-tax charges of $355 million, or 41 cents per share, compared with $1.484 billion, or $1.80 per share, in 2000. Excluding the special charges, earnings for 2001 were $1.263 billion, or $1.46 per share. This was a drop of 42% on a post-special items basis and 19% on a pre-special items basis. We operated in a deteriorating environment. Demand in our markets weakened as a consequence of the U.S. recession, the European slowdown, and the continued recession in Japan. London Metal Exchange prices for aluminum decreased by 13%, from a closing price of $1,550 a metric ton (mt) on January 2, 2001, to $1,355/mt at closing on December 28, 2001. The price decrease occurred despite a 4% reduction in global output, as reported by the International Aluminium Institute, between December 2000 and December 2001. Power shortages in the U.S. and Brazil reduced Alcoa's own output by 316,000 mtpy, or 7.6% of our total consolidated annual capacity. All of Alcoa's major markets were affected by the economy - aerospace, automotive, housing and construction, packaging, and industrial.

We did what you have to do in circumstances like these. We contained capital expenditures, paid down debt, controlled expenses, and closed high cost facilities. Several of these actions were started in the second half of year 2000. As a consequence, we will have reduced our workforce by some 10,000, or 8%; permanently closed 18 locations, mostly in Europe and the U.S.; and reduced our costs by $348 million. Our actions blunted the impact of greatly reduced market activity but could not eliminate it.

In addition to our ongoing cost controls, in 2001 we completed strategic reviews of our global market positions in primary and fabricated aluminum and addressed the results. Though our restructuring activities had a negative impact on earnings in the second and fourth quarters, they now are contributing to cost savings.

We believe Alcoa is better positioned to do business in the currently depressed economy and to benefit when it rebounds.

Meanwhile, we continued to work for long-term shareholder value by investing in research and development, pursuing appropriate energy self-sufficiency, evaluating and making acquisitions, and strengthening our balance sheet. We continued to safeguard our people and to invest in our communities and protection of the environment.

The Growth Challenge

Striving to grow - top line and bottom line - is a requirement and an ingrained attitude at Alcoa, challenging everyone to do more, better and faster. In a business environment where change is the only certainty, we are guided by proven strategies and competencies to nurture organic growth, preserve shareholder value in difficult times, and grow value when the times are right. In 2001, we walked away from several opportunities because they did not, after analysis, meet our criteria for profitable growth. We have consistently demonstrated the ability to choose strategic partners and buy wisely, and to integrate acquisitions to the mutual benefit of Alcoa and the businesses we acquire. We will continue to do so.

In addition to a number of relatively small alliances, acquisitions, and divestitures reported in the News section of this report, Alcoa undertook a major growth initiative in 2001. We began a long-term strategic relationship with Chalco (Aluminum Corporation of China) that establishes us strongly in the fastest-growing aluminum market in the world. Our future participation as a 50% partner in Chalco's Pingguo primary aluminum and alumina facility will support our plans for further growth in fabricated products in China. We anticipate future mutually beneficial joint ventures with Chalco.

Customers First

Recognizing that our customers' world is changing as much as Alcoa's, as many consolidate and some become global enterprises, we have begun to implement a major shift in the way we manage our relationships with our customers and among our business units. This customer-focused change grows from the Alcoa Business System (ABS) and our recently developed Market Sector Lead Teams (MSLTs). Connecting with our customers through ABS is enabling us to selectively deliver to them just in time and better manage the supply chain. MSLTs provide a simplified, powerful means to coordinate the sale and delivery of various products and services from our geographically and market-diverse businesses to the same customer, anywhere that customer does business, bringing to bear the full advantage of our global capabilities.

Maintaining Our Strengths

The events of 2001, whether tragic, uplifting, or simply part of everyday business, brought me increased appreciation of Alcoa's strength and flexibility as an organization, and of its people in responding to whatever an occasion demands of them. In 2001, the company adopted a new Vision - "Alcoa aspires to be the best company in the world." We reaffirmed our commitment to our Values that have guided the company for many years, revising them only to place appropriate emphasis on what we owe to our customers and people.

The safety of our people and communities always is our highest priority. Excluding recent acquisitions, Alcoa locations achieved a 2001 Lost Workday
(LWD) rate of 0.16, which translates to only one Lost Workday injury per 1.25 million work hours. We are proud of our record of continuous improvement, but our goal is to become completely accident-free. In 2001, we intensified our efforts to raise safety performance at locations acquired in 2000 to the levels expected at other Alcoa operations, and undertook a company-wide effort to eliminate workplace fatalities.

Wherever we operate, Alcoa will strive to reward its shareholders by remaining true to its stated goals - profitability, integrity in how we operate, leadership in technology and manufacturing practices, and respect and honesty in all of our relationships.

Looking Ahead

Are we satisfied with our performance for you? No. While our 2001 financial results were better than those of most of our competitors in our diverse markets, they did not advance in closing the gap between our performance and our stated objective: standing among the industrial companies in the first quintile of return on capital among Standard and Poor's Industrials in 2003. We still intend to meet that objective.

Overall, the near-term business climate will be difficult. Nevertheless, we believe that Alcoans have the will, the resources, and the competencies to control our destiny and meet the key financial goals we have set. In this regard, I invite your attention to the special section in this report entitled Alcoa's Way: Five Defining Strategies.

Recently, the Board welcomed three new directors whose outstanding qualifications and experience strengthen Alcoa now, and will contribute greatly in the future. Kathryn S. Fuller, president of the World Wildlife Fund, brings extensive knowledge and international experience in conservation and environmental law to support Alcoa's commitment to sustainable development. Dr. Ernesto Zedillo, former president of Mexico and an expert on international trade and economics, will help us to move confidently in setting our agenda for global growth. Carlos Ghosn, president and CEO of Nissan Motor Co., Ltd. and former head of Michelin North America, brings to our Board a keen understanding of the automotive market and an impressive track record in cost-cutting and restructuring to improve corporate performance.

On behalf of Alcoa and the Board of Directors, thank you for the confidence you demonstrate with your continued trust and investment.

/s/ Alain J. P. Belda

Alain J. P. Belda
Chairman and Chief Executive Officer

February 15, 2002

Alliances
A Big Step in China

In 2001, Alcoa completed agreements for a strategic alliance with Aluminum Corporation of China Ltd. (Chalco), marking the beginning of a long-term strategic partnership. The companies are forming a 50/50 joint venture at Chalco's facility at Pingguo, one of the most efficient alumina and aluminum plants in China. Alcoa will gain a strong position in China's aluminum market, the fastest growing in the world, while Chalco will benefit from Alcoa's management skills, operational and technical expertise, and best practices. Alcoa's participation in the primary sector will also support Alcoa's further growth in fabricated products in China.

     Venture plans include a significant increase in refining and smelting capacities at Pingguo, doubling the 450,000-mtpy alumina refining capacity by 2003 and expanding the 135,000-mtpy smelter to 355,000 mtpy by 2006. Alcoa is the strategic investor in Chalco's global offering and listing on the New York Stock Exchange and The Stock Exchange of Hong Kong. The alliance is expected to lead to additional joint ventures in China.

New Business for Howmet

Alcoa's Howmet Castings business strengthened its ties with two major customers. In 2001, Howmet and Siemens AG began a multiyear, several hundred million dollar agreement for the supply of Howmet turbine airfoil castings. In January 2002, Boeing awarded Howmet Castings $8 million in new contracts for its F-22 aircraft.

Hydropower in Brazil

Alcoa Aluminio is engaged in several hydropower projects with other Brazilian companies that will increase its energy self-sufficiency and cost-stability while also meeting Alcoa and Brazilian standards for socially and environmentally sound development.

.. In 2002, Aluminio began receiving its own energy from the Machadinho plant, in which Aluminio has a 27.23% stake. The plant has a total installed capacity of 1,140 megawatts (MW) and is expected to supply 55% of the energy requirements of Aluminio's Pocos de Caldas smelter.

.. A consortium including Aluminio won an auction for construction of the Santa Isabel plant. The facility will have a total installed capacity of 1,087 MW, and will supply 30% of the Alumar smelter's needs. Aluminio owns a 20% share, corresponding to 106.5 MW of firm power. Start-up is expected in 2008.

     Aluminio also participates in the Barra Grande and Serra do Facao hydropower projects.

.. Barra Grande construction has begun and is expected to be completed in 2005, with total installed capacity of 690 MW. The facility will provide 45% of the energy for Pocos de Caldas and a smaller percentage of Alumar's needs. Aluminio has a 35.30% stake.

.. Construction of the Serra do Facao facility, in which Aluminio has a 39.46% stake, will begin in 2002 and is scheduled for completion by 2005. It will have total installed capacity of 210 MW, and supply 26% of Alumar's needs.

Closures for India and Nepal

Alcoa Closure Systems International (CSI) and Nilkamal Plastics Group of Mumbai, India, the leading supplier of plastic beverage crates to bottlers in Asia, formed a joint venture to produce plastic closures for beverage markets in India and Nepal. The venture was granted foreign investment approval from the Nepal government to build a plant in Hetauda, a border town between Nepal and India.

New Metals Distributor

Alcoa and BHP Billiton formed a North American metals-distribution joint venture, with each of the partners owning 50%. Named Integris Metals, it is a Minneapolis-based, independently managed company with projected annual revenues of more than $2 billion. The venture combines Reynolds Aluminum Supply Co. with BHP Billiton's Vincent

Metal Goods in the U.S. and Atlas Ideal Metals in Canada.

Bigger Stake in Korea

Korea Packaging System was renamed Alcoa CSI Korea, reflecting Alcoa's purchase of an additional 26% interest in the company from Maro Corp. Alcoa now holds 51% of this leading producer of plastic beverage closures.

Acquisitions

.. Alcoa increased its equity in Elkem ASA to more than 40% and made a cash tender offer for the remaining shares, as required by Norwegian securities law. Elkem, through its partnership with Alcoa, is Norway's second largest aluminum producer and the world's largest supplier of silicon metal.

.. Alcoa and Dooray Air Metal Co. signed a definitive agreement for Alcoa to acquire Dooray's aluminum extrusion assets in Changwon, marking Alcoa's entrance into the aluminum market in Korea.

.. AFL acquired four wire harness plants from Siemens VDO Automotive AG of Germany. The facilities, located in Europe and Mexico, have helped AFL expand its customer base and made it a significant supplier to Volkswagen AG.

.. Alcoa Wheel Products purchased the remaining 25% ownership of Reynolds-Lemmerz Industries, a producer of cast aluminum wheels.

.. AFL Telecommunications acquired Laser Armor Tech Corp. and ISAC, enhancing AFL's position in optical ground wire and extending its family of engineer, furnish and install companies. AFL also acquired majority ownership in Pacific 17, which designs and operates wireless communications sites.

.. Alcoa Engineered Products acquired REDD Team Mfg., Inc., a privately held maker of extruded aluminum products.

.. Alcoa Packaging Machinery, Inc. (APMI) acquired some assets of Didde Web Press Corp., a producer of narrow web offset printing presses, and the assets of Preferred Machinery Corp., a manufacturer of food and beverage handling equipment.

Divestitures

.. Alcoa sold its Thiokol Propulsion business to Alliant Techsystems Inc. (ATK).

.. Alcoa Aluminio sold its 40% share of Alcoa Fios e Cabos Eletricos S.A. to the co-owner, Phelps Dodge.

.. Alcoa sold the assets of Hanover Manufacturing Corp. to Rea Magnet Wire Co.

.. Alcoa's Malakoff Industries, Inc. was sold to Baikowski International Corp.

.. Alcoa divested its 50% stake in Aroaima Bauxite Co. to the Guyanan government.

Selected Financial Data
(dollars in millions, except per-share amounts and ingot prices)

                                                        2001        2000        1999        1998        1997
------------------------------------------------------------------------------------------------------------
  Sales                                            $  22,859   $  22,936   $  16,323   $  15,340   $  13,319
  Net income                                             908       1,484       1,054         853         805
    Earnings per common share
      Basic (before cumulative effect)                  1.06        1.83        1.43        1.22        1.17
      Basic (after cumulative effect)                   1.06        1.82        1.43        1.22        1.17
      Diluted (before cumulative effect)                1.05        1.81        1.41        1.21        1.15
      Diluted (after cumulative effect)                 1.05        1.80        1.41        1.21        1.15
------------------------------------------------------------------------------------------------------------
  Alcoa's average realized price per pound for
    aluminum ingot                                       .72         .77         .67         .67         .75
  LME average 3-month price per pound for
    aluminum ingot                                       .66         .71         .63         .63         .73
------------------------------------------------------------------------------------------------------------
  Cash dividends paid per common share                  .600        .500        .403        .375        .244
  Total assets                                        28,355      31,691      17,066      17,463      13,071
  Short-term borrowings                                  142       2,719         343         431         348
  Long-term debt                                       6,491       5,414       2,724       3,058       1,604
------------------------------------------------------------------------------------------------------------

See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of special items, gains on asset sales and various charges to cost of goods sold and selling and general administrative expenses that impacted net income in 2001. In 2000, net income included the cumulative effect of accounting change for revenue recognition of $(5).

Net Income                                      Dividends Paid per
million of dollars                              Common share
                                                dollars

[GRAPH APPEARS HERE]                            [GRAPH APPEARS HERE]

Management's Discussion and Analysis of Financial Condition and Results of Operations
(dollars in millions, except per-share amounts and ingot prices; shipments in thousands of metric tons [mt])

Certain statements in this report under this caption and elsewhere relate to future events and expectations and, as such, constitute forward-looking statements. Forward- looking statements also include those containing such words as "anticipates," "believes," "estimates," "expects," "hopes," "targets," "should," "will," "will likely result," "forecast," "outlook," "projects" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Alcoa to be different from those expressed or implied in the forward- looking statements. For discussion of some of the specific factors that may cause such a difference, see Notes J and T to the financial statements and the disclosures included below under Segment Information and Market Risks.

     Alcoa is the world's leading producer of primary aluminum, fabricated aluminum and alumina, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating and recycling. Aluminum is a commodity that is traded on the London Metal Exchange (LME) and priced daily based on market supply and demand. Aluminum and alumina represent approximately two-thirds of Alcoa's revenues, and the price of aluminum influences the operating results of Alcoa. Nonaluminum products include precision castings, industrial fasteners, vinyl siding, food service and flexible packaging products, plastic bottles and closures, fiber-optic cables, electrical distribution systems for cars and trucks, and packaging machinery.

     Alcoa is a global company operating in 38 countries. North America, including Canada and the United States, is the largest market with 68% of Alcoa's revenues. Europe is also a significant market with 20% of the company's revenues. Alcoa also has investments and activities in Asia and Latin America that present opportunities for substantial growth, including Brazil, China, India, Korea and Mexico. Governmental policies and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these emerging markets.

Earnings Summary
----------------

     Alcoa's net income for 2001 was $908, or $1.05 per diluted share, compared with $1,484, or $1.80 per share, in 2000. Net income in 2001 included special after-tax charges of $355 related to the strategic restructuring of Alcoa's primary and fabricating businesses to optimize assets and lower costs. Excluding these special after-tax charges, net income was $1,263, or $1.46 per share, a decrease of 15% from 2000 results. Revenues in 2001 of $22,859 were essentially flat compared with revenues of $22,936 in 2000. Overall, 2001 results were negatively affected by lower realized prices and lower volumes due to weak market conditions in the transportation, building and construction and distribution markets. Also impacting earnings in 2001 were costs incurred for contract losses, customer claims and bad debts. These negative factors were partially offset by cost savings and gains on the sales of businesses. In 2001, Alcoa announced a goal to reduce costs by $1,000 by December 2003.

     Alcoa had a record year in 2000, with net income the highest in the company's 112-year history. The acquisitions of Reynolds and Cordant were completed in 2000. Net income of $1,484, or $1.80 per share, in 2000 was up 41% compared with 1999 net income of $1,054, or $1.41 per share. Revenues of $22,936 in 2000 also increased 41% from 1999 revenues of $16,323. Improved financial results for 2000 relative to 1999 were the result of higher volumes, aided by the Reynolds and Cordant acquisitions, an increase in aluminum prices and continued operating improvements. Additionally, in 2000, Alcoa achieved the cost reduction target initiated in 1998 to eliminate $1,100 in costs through the continued implementation of the Alcoa Business System. Partially offsetting these positive factors in 2000 were higher energy costs, a higher effective tax rate and softening in the transportation, building and construction and distribution markets.

     Return on average shareholders' equity for 2001 was 8.3% (11.4% excluding special items) compared with 16.8% in 2000 and 17.2% in 1999. The decrease in 2001 was due to the earnings decline mentioned above, special items recorded in 2001 and a larger average number of shares outstanding during the period primarily resulting from the Reynolds acquisition.

Percent Return on Average
Shareholders' Equity

[GRAPH APPEARS HERE]

COST OF GOODS SOLD--COGS as a percentage of sales was 78.1% in 2001, an increase of 2.5 percentage points from 2000. The increase was primarily due to lower realized prices, lower volumes and a full year's impact of the higher cost of sales ratios of the acquired Reynolds and Cordant businesses. Additionally, COGS was impacted by a pretax charge of $56 for contract losses, customer claims and the power failure at the company's Warrick (Ind.) smelter. Partially offsetting these negative factors were cost savings and operating improvements.

Cost of Goods Sold
as a percent of sales

[GRAPH APPEARS HERE]

     COGS as a percentage of sales was 75.6% in 2000, down 1.2 percentage points from 1999, due primarily to higher sales prices resulting from a stronger LME and cost-cutting efforts, somewhat offset by higher cost of sales at acquired entities and higher energy costs.

Selling And General Administrative Expenses--S&GA expenses were $1,276, or 5.6% of sales, in 2001 compared with S&GA expenses of $1,108, or 4.8% of sales, in 2000. The increase in 2001 was primarily due to customer bad debt write-offs of $78 and the full-year impact of the acquisitions of Reynolds and Cordant, as well as lower sales volumes in 2001.

     S&GA expenses increased from $851 in 1999 to $1,108 in 2000. The increase in 2000 was due primarily to acquisitions and higher personnel costs related to pay for performance, partially offset by cost-cutting improvements. S&GA as a percentage of sales decreased from 5.2% in 1999 to 4.8% in 2000, primarily due to higher sales prices.

Research And Development Expenses--in 2001, R&D expenses increased $9 to $203 from 2000 primarily due to the full- year impact of acquisitions made in 2000 and an increase in spending in the Primary Metals segment related to inert anode technology.

     In 2000, R&D expenses increased $66 to $194 from 1999 with acquisitions accounting for half of the increase. The remaining increase was due to corporate spending and increases in the Primary Metals and Flat-Rolled Products segments as well as at Alcoa Fujikura Ltd. (AFL).

Special Items--During 2001, Alcoa recorded charges of $566 ($355 after tax and minority interests) as a result of a restructuring plan. The company completed a strategic review of its primary products and fabricating businesses aimed at optimizing and aligning its manufacturing systems with customer needs, while positioning the company for stronger profitability. The charge of $566 consisted of a charge of $212 ($114 after tax and minority interests) in the second quarter of 2001 and a charge of $354 ($241 after tax and minority interests) in the fourth quarter of 2001. These charges consisted of asset write-downs ($372 pretax), employee termination and severance costs ($178 pretax) related to workforce reductions of approximately 10,400 employees, and exit costs ($16 pretax). The second quarter charge was primarily due to actions taken in Alcoa's primary products businesses because of economic and competitive conditions. These actions included the shutdown of three facilities in the U.S. Alcoa expects to complete these actions by mid-2002. The fourth quarter charge was primarily due to actions taken in Alcoa's fabricating businesses. These actions included the shutdown of 15 facilities in the U.S. and Europe. Alcoa expects to complete these actions by the end of 2002. These charges were not recorded in the segment results. The impact to the segments would have been a pretax charge of $94 in Alumina and Chemicals, $157 in Primary Metals, $105 in Flat-Rolled Products, $126 in Engineered Products and $63 in the Other group. Additional unaccruable employee termination costs of approximately $30 related to the restructuring plan are expected to be recognized in 2002. As a result of the restructuring, management anticipates stronger profitability through lower depreciation, employee and other costs.

Interest Expense--Interest expense decreased $56 from 2000 to $371 in 2001, due to lower interest rates as well as the pay down of debt, primarily short-term borrowings.

     Interest expense rose $232 from 1999 to $427 in 2000, primarily as a result of the Reynolds and Cordant acquisitions.

Other Income/Foreign Currency--Other income increased $154 to $308 in 2001. The increase was primarily due to $114 ($93 after tax) of gains on asset sales related primarily to the sales of Thiokol Propulsion (Thiokol), Alcoa Proppants, Inc. and Alcoa's interest in a Latin American cable business, as well as the impact of foreign currency exchange adjustments.

     In 2000, other income increased $30 to $154. The increase was due to a $59 increase in equity income and higher interest and dividend income, offset by the negative impact of foreign currency exchange adjustments.

Selling and General
Administrative Expenses
as a pecent of sales

[GRAPH APPEARS HERE]

     Foreign exchange losses included in other income were $11 in 2001, $82 in 2000 and $19 in 1999.

     Effective July 1, 1999, the Brazilian real became the functional currency for translating the financial statements of Alcoa's 59%-owned Brazilian subsidiary, Alcoa Aluminio S.A. (Aluminio). As a result of the change, Alcoa's accumulated other comprehensive loss (unrealized translation adjustments) and minority interests accounts were reduced by $156 and $108, respectively. These amounts were driven principally by a reduction in fixed assets and resulted in decreases in Aluminio's depreciation expense of $30 in 2001 and 2000 and $15 in 1999.

Income Taxes--Alcoa's effective tax rate was 32% in 2001 and 33.5% in 2000, which differed from the statutory rate of 35%, primarily due to lower taxes on foreign income. Alcoa's effective tax rate in 1999 was 29.9%, primarily driven by lower taxes on foreign income including a reduction in the Australian corporate income tax rate. In the 1999 fourth quarter, Australia reduced its corporate income tax rate from 36% to 34% for 2000 and to 30% for 2001.

Minority Interests--Minority interests' share of income from operations decreased $173 to $208 in 2001. The decrease was primarily due to lower earnings at AFL, Alcoa World Alumina and Chemicals (AWAC) and Aluminio, as well as the impact of special charges of $42. In 2000, minority interests' share of income from operations increased $139 from 1999 to $381. The increase was due to higher earnings at Alcoa of Australia, AFL and Aluminio.

Segment Information
-------------------

Alcoa's operations consist of five worldwide segments: Alumina and Chemicals, Primary Metals, Flat-Rolled Products, Engineered Products and Packaging and Consumer. Alcoa businesses that are not reported to management as part of one of these five segments are aggregated and reported as "Other." Alcoa's management reporting system measures the after-tax operating income (ATOI) of each segment. Nonoperating items, such as interest income, interest expense, foreign exchange gains/losses, the effects of last-in, first-out (LIFO) inventory accounting, minority interests and special items are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative expenses, and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate and other amounts.

     ATOI for all segments totaled $2,043 in 2001, compared with $2,389 in 2000 and $1,489 in 1999. See Note L to the financial statements for additional information. The following discussion provides shipment, revenue and ATOI data for each segment for the years 1999 through 2001.

Alumina Production
thousands of metric tons

[GRAPH APPEARS HERE]

Alumina and Chemicals

                                          2001      2000      1999
------------------------------------------------------------------
  Alumina production (mt)               12,527    13,968    13,273
  Third-party alumina shipments (mt)     7,217     7,472     7,054
  Third-party sales                    $ 1,908   $ 2,108   $ 1,842
  Intersegment sales                     1,021     1,104       925
------------------------------------------------------------------
  Total sales                          $ 2,929   $ 3,212   $ 2,767
------------------------------------------------------------------
  After-tax operating income           $   471   $   585   $   307
------------------------------------------------------------------

This segment consists of Alcoa's worldwide alumina and chemicals system, that includes the mining of bauxite, which is then refined into alumina. Alumina is sold directly to internal and external smelter customers worldwide or is processed into industrial chemical products. The industrial chemical products are sold to a broad spectrum of markets including refractories, ceramics, abrasives, chemicals processing and other specialty applications. Slightly more than half of Alcoa's alumina production is sold under supply contracts to third parties worldwide, while the remainder is used internally. Alumina comprises approximately two-thirds of total third-party sales.

     In 2001, third-party sales of alumina decreased 13% compared with 2000, primarily due to a decrease in shipments of 3% and a decrease in realized prices of 10%. In 2000, third-party sales of alumina increased 19% compared with 1999 as a result of a 6% increase in shipments along with a 13% increase in prices. The increased shipments were driven by increased production with the completion of the 440,000-mt expansion of Alcoa's Wagerup, Australia alumina refinery as well as increased production levels at Kwinana and Pinjarra, also in Australia, and San Ciprian, Spain.

     Third-party sales of alumina-based chemical products were down 31% in 2001 compared with 2000, primarily due to lower volumes. In 2000, third-party sales of alumina-based chemical products were up 2% compared with 1999, primarily attributable to increased volume in Alcoa's Latin American chemical operations.

     Segment ATOI in 2001 fell 20% from 2000 to $471 due to lower volumes, resulting from production curtailments at Point Comfort

(Tex.) and Brazil and the shutdown of the alumina refinery in St. Croix, as well as lower prices. Segment ATOI in 2000 rose 91% over 1999 due to higher alumina prices, higher shipment volumes and continued cost reductions, partially offset by higher energy costs.

Primary Metals

                                                   2001     2000     1999
-------------------------------------------------------------------------
Aluminum production (mt)                          3,488    3,539    2,851
Third-party aluminum shipments (mt)               1,873    2,071    1,442

Third-party sales                                $3,432   $3,756   $2,241
Intersegment sales                                3,300    3,504    2,793
-------------------------------------------------------------------------
Total sales                                      $6,732   $7,260   $5,034
-------------------------------------------------------------------------
After-tax operating income                       $  905   $1,000   $  535
-------------------------------------------------------------------------

This segment consists of Alcoa's worldwide smelter system. Primary Metals receives alumina primarily from the Alumina and Chemicals segment and produces aluminum ingot to be used by Alcoa's fabricating businesses, as well as sold to external customers, aluminum traders and commodity markets. Results from the sale of aluminum powder, scrap and excess power are also included in this segment, as well as the results of aluminum derivative contracts. Aluminum ingot produced by Alcoa and used internally is transferred to other segments at prevailing market prices. The sale of ingot represents approximately 80% of this segment's third-party sales.

     Third-party sales in 2001 decreased $324, or 9%, from 2000. The decrease was primarily due to a 10% decrease in shipments and lower realized prices, partially offset by power sales and the full-year results of the Reynolds acquisition. In 2000, third-party sales rose $1,515, or 68%. Approximately two-thirds of this increase was the result of the Reynolds acquisition. The remaining increase was due to a 7% increase in shipments and higher realized prices for ingot in 2000. Alcoa's average third-party realized price for ingot in 2001 was 72 cents per pound, a decrease of 7% from the average realized price of 77 cents per pound in 2000. In 1999, the average realized price

Aluminum Production
thousands of metric tons

[GRAPH APPEARS HERE]


was 67 cents. This compares with average 3-month prices on the LME of 66 cents per pound in 2001, 71 cents per pound in 2000 and 63 cents per pound in 1999.

     Primary Metals ATOI decreased by $95, or 10%, in 2001 from 2000. The decrease is primarily attributed to lower volumes and lower prices, partially offset by power sales. The year-over-year impact of power sales, net of volume-related decreases, was approximately $50. ATOI increased by $465, or 87%, in 2000 from 1999. Higher metal prices in 2000 were responsible for approximately two-thirds of the increase, while the Reynolds acquisition accounted for approximately one-fourth of the increase. The remainder of the increase was due to increased volumes and cost reductions, offset somewhat by higher energy prices.

     Alcoa announced various capacity curtailments and restarts. After the curtailment and restart of capacity, Alcoa will have approximately 635,000 mt per year of idle capacity. Additionally, in December 2001, approximately two-thirds of the capacity at the company's Warrick (Ind.) smelter was impacted by power failures. The total financial impact of approximately $45 (pretax) associated with the power failures and related restart of capacity at Warrick is expected to be incurred primarily in the first quarter of 2002.

Flat-Rolled Products

                                        2001     2000     1999
--------------------------------------------------------------
Third-party aluminum shipments (mt)    1,818    1,960    1,982

Third-party sales                     $4,999   $5,446   $5,113
Intersegment sales                        64       97       51
--------------------------------------------------------------
Total sales                           $5,063   $5,543   $5,164
--------------------------------------------------------------
After-tax operating income            $  262   $  299   $  281
--------------------------------------------------------------

This segment's principal business is the production and sale of aluminum plate, sheet and foil. This segment includes rigid container sheet (RCS), which is sold directly to customers in the packaging and consumer market and is used to produce aluminum beverage cans. Seasonal increases in RCS sales are generally experienced in the second and third quarters of the year. This segment also includes sheet and plate used in transportation and distributor markets, of which approximately two-thirds is sold directly to customers while the remainder is sold through distributors. Approximately 60% of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining 40% of third-party sales consists of RCS. Sales of RCS, sheet and plate are dependent on a relatively small number of customers.

     In 2001, third-party sales from this segment decreased by $447, or 8%, from 2000. This decrease was driven primarily by 7% lower shipments due to weakness in the transportation and distribution markets in North America and Europe, partially offset by sales increases resulting from the acquisition of British Aluminium and improved mix on sheet and plate sales. In 2000, third-party sales from this segment increased $333 from 1999, with rising prices offsetting a slight decrease in shipments.

     ATOI for Flat-Rolled Products decreased in 2001 by 12% due to lower volumes in North America and Europe, which were partly offset by a more profitable product mix for sheet and plate in the U.S. ATOI increased in 2000 by 6% from 1999 as higher prices and equity earnings offset lower shipments and higher energy costs.

Engineered Products

                                        2001     2000     1999
--------------------------------------------------------------
Third-party aluminum shipments (mt)      932    1,061      989

Third-party sales                     $6,098   $5,471   $3,728
Intersegment sales                        35       62       26
--------------------------------------------------------------
Total sales                           $6,133   $5,533   $3,754
--------------------------------------------------------------
After-tax operating income            $  173   $  210   $  180
--------------------------------------------------------------

This segment includes hard- and soft-alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings and wheels. These products serve the transportation, building and construction and distributor markets and are sold directly to customers and through distributors.

     In 2001, third-party sales increased 11% primarily due to a full-year's results of the 2000 acquisitions of Reynolds, Cordant and British Aluminium, partially offset by a decrease in volume, mainly in North America, due to weakness in the transportation and distributor markets. In 2000, third- party sales increased 47% primarily due to the acquisitions of Reynolds and Cordant, as well as price increases in other businesses. The aluminum shipment data for this segment was not impacted in 2001 and 2000 by the additions of Huck and Howmet, which produce revenues but do not have third-party aluminum shipments.

     ATOI for Engineered Products decreased 18% from 2000 to $173 in 2001. This decrease is primarily due to decreased volumes as a result of weak market conditions and the impact of exchange rate fluctuations in Brazil, partially offset by the positive impact of acquisitions and cost- reduction efforts. ATOI in 2000 increased by 17% from 1999 to $210 due to the impact of acquisitions, primarily Huck and Howmet, offset by a decline in other U.S. and European businesses as a result of the overall decline in the transportation market.

Revenues by Segment
billion of dollars

[GRAPH APPEARS HERE]

Packaging and Consumer

                                          2001     2000     1999
  --------------------------------------------------------------
  Third-party aluminum shipments (mt)      143      119        9

  Third-party sales                     $2,720   $2,084   $  801
  --------------------------------------------------------------
  After-tax operating income            $  185   $  131   $   68
  --------------------------------------------------------------

This segment includes foodservice, flexible packaging, consumer products and packaging graphics design, as well as closures, PET (polyethylene terephthalate) bottles and packaging machinery. The principal products in this segment include aluminum foil; plastic wraps and bags; metal and plastic beverage and food closures; pre-press services; and plastic shrink film and wraps. Consumer products are marketed under brands including Reynolds Wrap, Diamond(R), Baco and Cut-Rite(R) wax paper. Products are sold directly to customers, consisting of various retail chains and commercial foodservice distributors. Sales in this segment are dependent on a relatively small number of customers.

     Third-party sales were $2,720 in 2001, an increase of $636 over 2000. The increase is primarily due to the full- year results of the Reynolds acquisition, as well as several smaller acquisitions in 2000. Third-party sales were $2,084 in 2000, up $1,283 from 1999 due to the acquisition of Reynolds packaging and consumer businesses in 2000.

     ATOI increased 41% in 2001 from 2000 due primarily to acquisitions as well as improved volumes in closures sales. ATOI increased by 93% in 2000 from 1999 due to the acquisition of the Reynolds packaging and consumer businesses.

     Seasonal increases generally occur in the third and fourth quarters of the year for such products as consumer foil and plastic wraps and bags, while seasonal slowdowns for closures generally occur in the fourth quarter of the year.

Other

                                        2001     2000     1999
--------------------------------------------------------------
Third-party aluminum shipments (mt)      228      187       56

Third-party sales                     $3,702   $4,071   $2,592
--------------------------------------------------------------
After-tax operating income            $   47   $  164   $  118
--------------------------------------------------------------

This group includes other Alcoa businesses that are not included in the segments previously mentioned. This group includes AFL, which produces fiber-optic cable and provides services to the telecommunications industry and produces electrical components for the automotive industry; residential building products operations, Alcoa Building Products (ABP); automotive parts businesses; Thiokol, a producer of solid rocket propulsion systems (Thiokol was sold in April 2001); and Reynolds' metal distribution business, RASCO (in November 2001, the net assets of RASCO were contributed to a joint venture, Integris Metals, Inc., in which Alcoa retains a 50% equity interest). Products in this segment are generally sold directly to customers or through distributors. AFL sales are dependent on a relatively small number of customers. Seasonal increases in the building products business generally occur in the second and third quarters of the year.

     In 2001, third-party sales were down 9% due primarily to the sale of Thiokol in 2001, as well as lower volumes and prices in the AFL automotive and telecommunications businesses. These decreases were somewhat offset by improved demand for residential building products. In 2000, third-party sales were up 57% due primarily to the RASCO, Thiokol and AFL telecommunications acquisitions, partially offset by a sales decrease at ABP. The decline in ABP sales in 2000 was due to softness in the overall housing and construction market.

     In 2001, ATOI for this group decreased $117 primarily as a result of volume and price declines at AFL, partially offset by improved sales of building products and gains totaling $87 from the sales of Thiokol, Alcoa Proppants, Inc. and Alcoa's interest in a Latin American cable business. In 2000, ATOI for this group increased by 39% from 1999 primarily due to the RASCO, Thiokol and AFL telecommunications acquisitions, offset by a decrease at ABP, due to lower volumes and higher resin costs.

Reconciliation of ATOI to Consolidated Net Income
-------------------------------------------------

The following reconciles segment ATOI to Alcoa's consolidated net income and explains each line item in the reconciliation:

                                                2001       2000       1999
--------------------------------------------------------------------------
Total after-tax operating income             $ 2,043    $ 2,389    $ 1,489
Impact of intersegment profit eliminations       (20)        24        (24)
Unallocated amounts (net of tax):
    Interest income                               40         40         26
    Interest expense                            (242)      (278)      (126)
    Minority interests                          (208)      (381)      (242)
    Special items                               (397)        --         --
    Corporate expense                           (261)      (227)      (171)
    Other                                        (47)       (83)       102
--------------------------------------------------------------------------
Consolidated net income                      $   908    $ 1,484    $ 1,054
--------------------------------------------------------------------------


Items required to reconcile ATOI to consolidated net income include:

> Corporate adjustments to eliminate any remaining profit or loss between segments;

> The after-tax impact of interest income and expense at the statutory rate;

> Minority interests;

> Special items (excluding minority interests) related to the strategic restructuring in 2001;

Revenues by
Geographic Area
billion of dollars

[GRAPH APPEARS HERE]


> Corporate expense, comprised of general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities along with depreciation on corporate owned assets; and

> Other, which includes the impact of LIFO, differences between estimated tax rates used in the segments and the corporate effective tax rate and other nonoperating items such as foreign exchange.

     The variance in Other between 1999 and 2000 was due to LIFO adjustments in 1999 and adjustments to deferred taxes in 1999 that resulted from a change in the Australian corporate income tax rate.

Market Risks
------------

In addition to the risks inherent in its operations, Alcoa is exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding Alcoa's exposure to the risks of changing commodity prices, foreign exchange rates and interest rates.

Derivatives

Alcoa's commodity and derivative activities are subject to the management, direction and control of the Strategic Risk Management Committee (SRMC). SRMC is composed of the chief executive officer, the chief financial officer and other officers and employees that the chief executive officer selects. SRMC reports to the Board of Directors on the scope of its derivative activities.

     All of the aluminum and other commodity contracts, as well as various types of derivatives, are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and cover underlying exposures. The company is not involved in energy-trading activities or weather derivatives or to any material extent in other nonexchange commodity trading activities.

     The following discussion includes sensitivity analyses for hypothetical changes in the commodity price, exchange rate or interest rate contained in the various derivatives used for hedging certain exposures. In all cases, the hypothetical change was calculated based on a parallel shift in the forward price curve existing at December 31, 2001. The forward curve takes into account the time value of money and the future expectations regarding the value of the underlying commodity, currency and interest rate.

Commodity Price Risks--Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. As a condition of sale, customers often require Alcoa to enter into long-term fixed-price commitments. These commitments expose Alcoa to the risk of fluctuating aluminum prices between the time the order is committed and the time that the order is shipped.

     Alcoa's aluminum commodity risk management policy is to manage, through the use of futures and options contracts, the aluminum price risk associated with a portion of its fixed price firm commitments. At December 31, 2001, these contracts totaled approximately 802,000 mt with a fair value loss of approximately $65 ($42 after tax). A hypothetical 10% increase (or decrease) in aluminum ingot prices from the year-end 2001 level of $1,355 per mt would result in a pretax gain (or loss) of $108 related to these positions.

     Past accounting convention required that certain long positions be marked to market. As a result of the change in accounting under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," these contracts were re-designated and qualified as hedges on January 1, 2001.

     Alcoa sells products to various third parties at prices that are influenced by changes in LME aluminum prices. From time to time, the company may elect to sell forward a portion of its anticipated primary aluminum and alumina production to reduce the risk of fluctuating market prices on these sales. Toward this end, Alcoa may enter into short positions using futures and options contracts. At December 31, 2001, these contracts totaled 28,000 mt. The fair value of these contracts at December 31, 2001 was not material. These contracts act to fix a portion of the sales price related to these sales contracts. A hypothetical 10% increase (or decrease) in aluminum ingot prices from the year-end 2001 level of $1,355 per mt would result in a pretax loss (or gain) of $4 related to these positions.

     Alcoa is required to purchase natural gas to meet its production requirements. These purchases expose the company to the risk of higher natural gas prices. To hedge this risk, Alcoa enters into long positions, principally using futures and options. Alcoa follows a stable pattern of purchasing natural gas; therefore, it is highly likely that anticipated natural gas purchases will occur. The fair value of the contracts for natural gas was a loss of approximately $30 ($18 after tax and minority interests) at December 31, 2001. A hypothetical 50% increase (or decrease) in the market price of natural gas from the year-end 2001 level would result in a pretax gain (or loss) to future earnings of $26.

     Alcoa also purchases certain other commodities, such as fuel oil and electricity, for its operations and may enter into futures and options contracts to eliminate volatility in the prices of such products. None of these contracts were material.

Financial Risk

Currencies--alcoa is subject to significant exposure from fluctuations in foreign currencies. Foreign currency exchange contracts are used to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts cover periods commensurate with known or expected exposures, generally within three years. The fair value of these contracts was a loss of approximately $132 ($51 after tax and minority interests) at December 31, 2001.

     A hypothetical 10% strengthening (or weakening) of the U.S. dollar at December 31, 2001, would result in a pretax loss (or gain) of approximately $114 related to these positions.

Interest Rates--alcoa uses interest rate swaps to help maintain a reasonable balance between fixed- and floating- rate debt and to keep financing costs as low as possible. The company has entered into pay floating, receive fixed interest rate swaps to change the interest rate risk exposure of its outstanding debt. The fair value of these swaps was a gain of $34 ($23 after tax) at December 31, 2001.

     At December 31, 2001 and 2000, Alcoa had $6,633 and $8,133 of debt outstanding at effective interest rates of 5.0% for 2001 and 7.6% for 2000, after the impact of interest rate swaps is taken into account. A hypothetical change of 10% in Alcoa's effective interest rate from year-end 2001 levels would increase or decrease interest expense by $33.

Material Limitations--The disclosures with respect to commodity prices and foreign exchange risk do not take into account the underlying anticipated purchase obligations and the underlying transactional foreign exchange exposures. If the underlying items were included in the analysis, the gains or losses on the futures and options contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa's control and could vary significantly from those factors disclosed.

     Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers' commitments. Although nonperformance is possible, Alcoa does not anticipate nonperformance by any of these parties. Futures and options contracts are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

     For additional information on derivative instruments, see Notes A and S to the financial statements.

Environmental Matters
---------------------

Alcoa continues to participate in environmental assessments and cleanups at a number of locations. These include approximately 31 owned or operating facilities and adjoining properties, approximately 28 previously owned or operated facilities and adjoining properties, and approximately 91 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. For additional information, see Notes A and T to the financial statements.

     As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the potential costs for certain of these matters. For example, there are issues related to Alcoa's Massena, New York and Point Comfort, Texas sites where investigations have been ongoing and where natural resource damage or off-site contaminated sediments have been alleged. In the case of Massena, the company submitted a revised draft Analysis of Alternatives Report to the EPA in February 2002 which included remedial alternatives required by the EPA related to PCB contamination of the Grasse River, adjacent to Alcoa's Massena, New York plant site. The range of costs associated with the remedial alternatives evaluated in the 2002 report is between $2 and $525. Alcoa believes that several of those alternatives, involving the largest amounts of sediment removal, should not be selected for the Grasse River remedy. Alcoa believes the alternatives that should be selected are those ranging from monitored natural recovery ($2) to a combination of moderate dredging and capping

($90). A reserve of $2 has been recorded for any probable losses, as no one of the alternatives is more likely to be selected than any other.

     Based on these facts, it is possible that Alcoa's results of operations, in a particular period, could be materially affected by matters relating to these sites. However, based on facts currently available, management believes that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.

     Alcoa's remediation reserve balance at the end of 2001 was $431, of which $74 was classified as a current liability, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the 2001 reserve balance, approximately 8% relates to the Massena, New York plant sites, 6% relates to the Troutdale, Oregon plant site, and 23% relates to the Sherwin, Texas site. Remediation expenses charged to the reserve were $72 in 2001, $77 in 2000, and $47 in 1999. These include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2001, the reserve balance was increased by $56, primarily as a result of acquisitions and the shutdown of the company's magnesium plant in Addy, Washington.

     Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

Liquidity and Capital Resources

Cash from Operations
--------------------

Cash from operations decreased 15% to $2,411, following an increase of 20% to $2,851 in 2000 from $2,381 in 1999. The decrease in 2001 is primarily the result of lower earnings. The increase in cash from operations in 2000 relative to 1999 was primarily due to the impact of acquisitions, higher aluminum prices resulting in increased earnings, and an increase in depreciation and amortization, partially offset by changes in noncurrent assets and liabilities.

Cash from Operations
millions of dollars

[GRAPH APPEARS HERE]

Financing Activities
--------------------

Cash used for financing activities was $3,127 in 2001 compared with cash provided from financing activities of $1,552 in 2000. The increase in cash used was primarily due to debt repayments that were funded by the proceeds from the sales of operations required to be divested from the Reynolds merger, the sale of Thiokol and issuing additional debt. In 2000, cash provided from financing activities was $1,552, versus cash used for financing activities of $1,311 in 1999. The increase in cash in 2000 was due to increases in short-term borrowings, commercial paper and long-term debt. This was partially offset by a decrease in common stock issued for employee stock compensation plans.

     In 2001 and 2000, additions to long-term debt exceeded payments on long-term debt by $1,112 and $571, respectively. In May 2001, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2011 and carry a coupon rate of 6.50%, and $500 mature in 2006 and carry a coupon rate of 5.875%. In December 2001, Alcoa issued an additional $1,500 of notes. This issue consisted of $1,000 of notes that mature in 2012 and carry a coupon rate of 6% and $500 of floating-rate notes that mature in 2004. In 2000, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2010 and carry a coupon rate of 7.375%, and $500 mature in 2005 and carry a coupon rate of 7.25%.

Free Cash Flow to Debt Coverage
times covered

[GRAPH APPEARS HERE]

     In April 2001, Alcoa refinanced the $2,490 revolving-credit facility that was to expire in April 2001 and the $510 revolving-credit facility that expires in April 2005. These facilities were refinanced into a $2,000 revolving- credit agreement that expires in April 2002 and a $1,000 revolving-credit agreement that expires in April 2005. The revolving-credit facilities are used to support Alcoa's commercial paper program.

     The increase in cash used for financing activities in 2001 was also attributed to the repurchase of 39,348,136 shares of the company's common stock for $1,452 at an average price of $36.87 per share.

In 2000, Alcoa used $763 to repurchase 21,742,600 shares of the company's common stock at an average price of $35.08 per share. Stock repurchases in 2001 and 2000 were partially offset by stock issued for employee stock compensation plans of 21,412,772 shares for $552 in 2001 and 16,579,158 shares for $251 in 2000.

     Debt as a percentage of invested capital was 35.7% at the end of 2001, compared with 38.6% for 2000 and 28.3% for 1999.

     In 2001, dividends paid to shareholders increased by $100 to $518. The increase was primarily due to an increase in the total common stock dividend paid from 50 cents per share in 2000 to 60 cents per share in 2001, due to the payout of a variable dividend in addition to Alcoa's base dividend in 2001. Alcoa had a variable dividend program that provided for the distribution, in the following year, of 30% of Alcoa's annual earnings in excess of $1.50 per basic share. In January 2002, the Board of Directors approved eliminating the variable dividend and declared a quarterly dividend of 15 cents per common share, which represents a 20% increase in the quarterly dividend from the prior 12.5 cents per common share. In 2000, dividends paid to shareholders increased by $120 to $418. The increase was due to a higher number of shares outstanding as well as an increase in the dividend per share in 2000, with a total payout of 50 cents per share versus 40.3 cents per share in 1999.

Debt as a Percent of Invested Capital

[GRAPH APPEARS HERE]


Investing Activities
--------------------

Cash provided from investing activities in 2001 totaled $939, compared with cash used for investing activities of $4,309 in 2000. The increase of $5,248 was partly due to $2,507 of proceeds from asset sales in 2001 due to dispositions of assets required to be divested from the Reynolds merger, as well as proceeds from the sale of Thiokol. Additionally, cash paid for acquisitions in 2001 was $159, while in 2000, cash paid for acquisitions was $3,121, primarily attributable to the acquisition of Cordant.

Capital Expenditures and Depreciation
millions of dollars

[GRAPH APPEARS HERE]

     Capital expenditures totaled $1,177 in 2001, compared with $1,121 and $920 in 2000 and 1999, respectively. Of the total capital expenditures in 2001, 37% related to capacity expansion, primarily in the Engineered Products segment. Also included are costs of new and expanded facilities for environmental control in ongoing operations totaling $80 in 2001, $96 in 2000, and $91 in 1999. Capital expenditures related to environmental control are anticipated to be approximately $123 in 2002.

     Alcoa added $270, $94 and $96 to its investments in 2001, 2000 and 1999, respectively. The increase of $176 in 2001 was primarily due to Alcoa's purchase of an 8% interest in Aluminum Corporation of China (Chalco) for approximately $150, as part of a strategic alliance to form a 50/50 joint venture at Chalco's facility in Pingguo, China. The increase in investments is also due to Alcoa's increased investment in the Norwegian metals producer, Elkem ASA. On January 9, 2002, Alcoa raised its equity stake in Elkem above 40% which, under Norwegian law, required Alcoa to initiate an unconditional cash tender offer for the remaining outstanding shares of Elkem. Under the tender offer, which will expire on February 22, 2002, Alcoa will pay approximately $17.40 for each outstanding share of Elkem. Alcoa's potential cash commitment if all outstanding shares are tendered is approximately $515. Additions to investments in 2000 and 1999 were primarily related to Elkem.

Contractual Obligations and Commercial Commitments
--------------------------------------------------

The company is obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations and has certain contingent commitments such as debt guarantees. The following tables represent the significant contractual cash obligations and other commercial commitments of Alcoa as of December 31, 2001.

Contractual Cash Obligations            Total    Due in 2002   Due in 2003   Due in 2004   Due in 2005   Due in 2006  Thereafter
--------------------------------------------------------------------------------------------------------------------------------
Long-term debt (including $44
  of capital lease obligations)         $ 6,491      $   103      $    91      $   563      $   979      $   586      $ 4,169
Operating leases                            650          128           98           77           64           60          223
Unconditional purchase obligations        3,116          176          180          185          178          154        2,243
--------------------------------------------------------------------------------------------------------------------------------
Total contractual cash obligations      $10,257      $   407      $   369      $   825      $ 1,221      $   800      $ 6,635
================================================================================================================================

See Notes H, J, and Q to the Consolidated Financial Statements for additional information regarding these obligations.

                                                                          Amount of commitment expiration per period
                                             Total Amounts   -------------------------------------------------------------------
Other Commercial Commitments                     Committed     Less than 1 year      1-3 years      4-5 years     Over 5 years
--------------------------------------------------------------------------------------------------------------------------------
Standby letters of credit                            $181                  $181           $ --           $ --             $ --
Guarantees                                            136                   --              --             --              136
--------------------------------------------------------------------------------------------------------------------------------
Total commercial commitments                         $317                  $181           $ --           $ --             $136
================================================================================================================================

The standby letters of credit are related to environmental, insurance and other activities. See Note J to the Consolidated Financial Statements for additional information regarding guarantees.

Critical Accounting Policies
----------------------------

Alcoa's significant accounting policies are described in Note A to the Consolidated Financial Statements. The application of these policies may require management to make judgments and estimates about the amounts reflected in the financial statements. Management uses historical experience and all available information to make these estimates and judgments, and different amounts could be reported using different assumptions and estimates. In addition to the information described in Note A to the Consolidated Financial Statements, a discussion of the judgments and uncertainties associated with accounting for derivatives and environmental matters can be found in the Market Risks and Environmental Matters sections.

Related Party Transactions
--------------------------

Alcoa buys products from and sells products to various related companies, consisting of entities in which Alcoa retains a 50% or less equity interest, at negotiated prices between the two parties. These transactions were not material to the financial position or results of operations of Alcoa at December 31, 2001.

Recently Adopted and Recently Issued Accounting Standards
---------------------------------------------------------

The Financial Accounting Standards Board has recently issued various new accounting standards, including SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See Note A to the Consolidated Financial Statements for additional information on these standards, including a description of the new standards and the timing of adoption.

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

/s/ Alain J. P. Belda
    Alain J. P. Belda
    Chairman and Chief Executive Officer

/s/ Richard B. Kelson
    Richard B. Kelson
    Executive Vice President and
    Chief Financial Officer/
    Chief Compliance Officer

Report of Independent Accountants

To the Shareholders and Board of Directors Alcoa Inc. (Alcoa)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Alcoa at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Alcoa's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Notes A and S to the consolidated financial statements, Alcoa changed its method of accounting for derivatives in 2001.

/s/ PricewaterhouseCoopers LLP

    600 Grant St., Pittsburgh, Pa.
    January 9, 2002

Statement Of Consolidated Income                          Alcoa and subsidiaries
(in millions, except per-share amounts)

For the year ended December 31                                                 2001        2000        1999
-----------------------------------------------------------------------------------------------------------
Sales (A and L)                                                            $ 22,859    $ 22,936    $ 16,323
-----------------------------------------------------------------------------------------------------------
Cost of goods sold                                                           17,857      17,342      12,536
Selling, general administrative and other expenses                            1,276       1,108         851
Research and development expenses                                               203         194         128
Provision for depreciation, depletion and amortization                        1,253       1,207         888
Special items (B)                                                               566          --          --
Interest expense (R)                                                            371         427         195
Other income, net                                                              (308)       (154)       (124)
-----------------------------------------------------------------------------------------------------------
                                                                             21,218      20,124      14,474
-----------------------------------------------------------------------------------------------------------
Income before taxes on income                                                 1,641       2,812       1,849
Provision for taxes on income (O)                                               525         942         553
-----------------------------------------------------------------------------------------------------------
    Income from operations                                                    1,116       1,870       1,296
Less: Minority interests' share                                                 208         381         242
    Income before accounting change                                             908       1,489       1,054
Cumulative effect of accounting change (A)                                       --          (5)         --
-----------------------------------------------------------------------------------------------------------
Net Income                                                                 $    908    $  1,484    $  1,054
-----------------------------------------------------------------------------------------------------------
Earnings Per Share (N)
    Basic (before cumulative effect)                                       $   1.06    $   1.83    $   1.43
    Basic (after cumulative effect)                                            1.06        1.82        1.43
    Diluted (before cumulative effect)                                         1.05        1.81        1.41
    Diluted (after cumulative effect)                                          1.05        1.80        1.41
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements

Consolidated Balance Sheet                                Alcoa and subsidiaries
(in millions)

December 31                                                                          2001        2000
-----------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents (S)                                                  $    512    $    315
  Short-term investments (S)                                                           15          56
  Receivables from customers, less allowances: 2001- $129; 2000-$69                 2,577       3,461
  Other receivables                                                                   288         354
  Inventories (D)                                                                   2,531       2,703
  Deferred income taxes (O)                                                           410         385
  Prepaid expenses and other current assets                                           459         304
-----------------------------------------------------------------------------------------------------
    Total current assets                                                            6,792       7,578
Properties, plants and equipment (E)                                               11,982      12,850
Goodwill, net of accumulated amortization of $524 in 2001 and $344 in 2000 (C)      5,733       6,003
Other assets (F)                                                                    3,848       5,260
-----------------------------------------------------------------------------------------------------
    Total Assets                                                                 $ 28,355    $ 31,691
-----------------------------------------------------------------------------------------------------

Liabilities
Current liabilities:
  Short-term borrowings (H and S)                                                $    142    $  2,719
  Accounts payable, trade                                                           1,630       1,876
  Accrued compensation and retirement costs                                           889         928
  Taxes, including taxes on income                                                    903         702
  Other current liabilities                                                         1,336       1,302
  Long-term debt due within one year (H and S)                                        103         427
-----------------------------------------------------------------------------------------------------
    Total current liabilities                                                       5,003       7,954
Long-term debt, less amount due within one year (H and S)                           6,388       4,987
Accrued postretirement benefits (P)                                                 2,513       2,719
Other noncurrent liabilities and deferred credits (G)                               1,968       2,126
Deferred income taxes (O)                                                             556         969
-----------------------------------------------------------------------------------------------------
    Total liabilities                                                              16,428      18,755
-----------------------------------------------------------------------------------------------------
    Minority Interests (I)                                                          1,313       1,514
-----------------------------------------------------------------------------------------------------
Commitments and Contingencies (J)

Shareholders' Equity
Preferred stock (M)                                                                    56          56
Common stock (M)                                                                      925         925
Additional capital                                                                  6,114       5,927
Retained earnings                                                                   7,517       7,127
Treasury stock, at cost                                                            (2,706)     (1,717)
Accumulated other comprehensive loss                                               (1,292)       (896)
-----------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                     10,614      11,422
-----------------------------------------------------------------------------------------------------
    Total Liabilities And Equity                                                 $ 28,355    $ 31,691
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Statement of Consolidated Cash Flows                      Alcoa and subsidiaries
(in millions)

For the year ended December 31                                                                2001       2000       1999
------------------------------------------------------------------------------------------------------------------------
Cash from Operations
Net income                                                                                 $   908    $ 1,484    $ 1,054
Adjustments to reconcile net income to cash from operations:
  Depreciation, depletion and amortization                                                   1,265      1,219        901
  Change in deferred income taxes                                                              (24)       135         54
  Equity income, net of dividends                                                              (56)       (66)       (10)
  Noncash special items (B)                                                                    526         --         --
  Gains from investing activities--sale of assets                                             (114)        (7)       (12)
  Provision for doubtful accounts                                                               78         10         11
  Accounting change                                                                             --          5         --
  Minority interests                                                                           208        381        242
  Other                                                                                          9         32         31
  Changes in assets and liabilities, excluding effects of acquisitions and divestitures:
    Reduction (increase) in receivables                                                        605       (456)       (67)
    (Increase) reduction in inventories                                                        (13)       117        253
    (Increase) reduction in prepaid expenses and other current assets                          (69)         6        (36)
    Reduction in accounts payable and accrued expenses                                        (419)       (88)       (79)
    (Reduction) increase in taxes, including taxes on income                                   (60)       407        171
    Change in deferred hedging gains/losses                                                     --          7        (63)
    Net change in noncurrent assets and liabilities                                           (433)      (335)       (69)
------------------------------------------------------------------------------------------------------------------------
        Cash provided from operations                                                        2,411      2,851      2,381
------------------------------------------------------------------------------------------------------------------------
Financing Activities
Net changes to short-term borrowings                                                        (2,570)     2,123        (89)
Common stock issued for stock compensation plans                                               552        251        464
Repurchase of common stock                                                                  (1,452)      (763)      (838)
Dividends paid to shareholders                                                                (518)      (418)      (298)
Dividends paid to minority interests                                                          (251)      (212)      (122)
Net change in commercial paper                                                              (1,290)       530         --
Additions to long-term debt                                                                  3,343      1,918        572
Payments on long-term debt                                                                    (941)    (1,877)    (1,000)
------------------------------------------------------------------------------------------------------------------------
        Cash (used for) provided from financing activities                                  (3,127)     1,552     (1,311)
------------------------------------------------------------------------------------------------------------------------
Investing Activities
Capital expenditures                                                                        (1,177)    (1,121)      (920)
Acquisitions, net of cash acquired (K)                                                        (159)    (3,121)      (122)
Proceeds from the sale of assets                                                             2,507         22         45
Additions to investments                                                                      (270)       (94)       (96)
Changes in short-term investments                                                               41         21        (37)
Other                                                                                           (3)       (16)       (37)
------------------------------------------------------------------------------------------------------------------------
        Cash provided from (used for) investing activities                                     939     (4,309)    (1,167)
------------------------------------------------------------------------------------------------------------------------
        Effect of exchange rate changes on cash                                                (26)       (16)        (8)
------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                        197         78       (105)
Cash and cash equivalents at beginning of year                                                 315        237        342
------------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents at end of year                                           $   512    $   315    $   237
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

 Statement of Shareholders' Equity                        Alcoa and subsidiaries
(in millions, except per-share amounts)

                                                                                                          Accumulated
                                                                                                                other          Total
                                    Comprehensive  Preferred  Common  Additional   Retained  Treasury   comprehensive  shareholders'
December 31                                income      stock   stock     capital   earnings     stock            loss         equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1998                                  $ 56   $ 395     $ 1,676    $ 5,305  $ (1,029)      $   (347)      $  6,056
Comprehensive income--1999:
   Net income--1999                          $1,054                                   1,054                                   1,054
   Other comprehensive loss:
     Unrealized translation
     adjustments (A)                           (291)                                                            (291)          (291)
                                             ------
Comprehensive income                         $  763
                                             ------
Cash dividends: Preferred @ $3.75 per share                                              (2)                                     (2)
                Common @ $.403 per share                                               (296)                                   (296)
Treasury shares purchased                                                                        (838)                         (838)
Stock issued: compensation plans                                              28                  607                           635
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of 1999                                    56     395       1,704      6,061    (1,260)          (638)         6,318
Comprehensive income--2000:
   Net income--2000                          $1,484                                   1,484                                   1,484
   Other comprehensive income (loss):
     Change in minimum pension liability,
          net of $(3) tax expense                 5
     Unrealized translation adjustments        (263)                                                            (258)          (258)
                                             ------
Comprehensive income                         $1,226
                                             ------
Cash dividends: Preferred @ $3.75 per share                                              (2)                                     (2)
                Common @ $.500 per share                                               (416)                                   (416)
Treasury shares purchased                                                                        (763)                         (763)
Stock issued: Reynolds acquisition                               135       4,367                                              4,502
Stock issued: compensation plans                                             251                  306                           557
Stock issued: two-for-one split                                  395        (395)                                                --
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of 2000                                    56     925       5,927+     7,127    (1,717)          (896)        11,422
Comprehensive income--2001:
   Net income--2001                          $  908                                     908                                     908
   Other comprehensive income (loss):
     Change in minimum pension liability,
          net of $27 tax benefit                (51)
     Unrealized translation adjustments        (241)
     Unrecognized gains/(losses) on
     derivatives, net of tax and minority
     interests of $124 (S):
        Cumulative effect of accounting
        change                                   (4)
        Net change from periodic
        revaluations                           (175)
        Net amount reclassified to income        75
     Total unrecognized gains/(losses)
                                             ------
     on derivatives                            (104)                                                            (396)          (396)
                                             ------
Comprehensive income                         $  512
                                             ------
Cash dividends: Preferred @ $3.75 per share                                              (2)                                     (2)
                Common @ $.600 per share                                               (516)                                   (516)
Treasury shares purchased                                                                      (1,452)                       (1,452)
Stock issued: compensation plans                                             187                  463                           650
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of 2001                                  $ 56   $ 925     $ 6,114+   $ 7,517  $ (2,706)      $ (1,292)  *   $ 10,614
------------------------------------------------------------------------------------------------------------------------------------

*Comprised of unrealized translation adjustments of $(1,127), minimum pension liability of $(61) and unrecognized gains/(losses) on derivatives of $(104) +Includes stock to be issued under options of $138 and $182 in 2001 and 2000, respectively

Share Activity
(number of shares)                                                                Common stock
                                                            ---------------------------------------------------------------
                                    Preferred stock               Issued              Treasury              Net outstanding
---------------------------------------------------------------------------------------------------------------------------
Balance at end of 1998                      557,649          789,391,852           (55,773,696)                 733,618,156
Treasury shares purchased                                                          (31,211,044)                 (31,211,044)
Stock issued: compensation plans                                                    33,090,884                   33,090,884
---------------------------------------------------------------------------------------------------------------------------
Balance at end of 1999                      557,649          789,391,852           (53,893,856)                 735,497,996
Treasury shares purchased                                                          (21,742,600)                 (21,742,600)
Stock issued: Reynolds acquisition                           135,182,686                                        135,182,686
Stock issued: compensation plans                                                    16,579,158                   16,579,158
---------------------------------------------------------------------------------------------------------------------------
Balance at end of 2000                      557,649          924,574,538           (59,057,298)                 865,517,240
Treasury shares purchased                                                          (39,348,136)                 (39,348,136)
Stock issued: compensation plans                                                    21,412,772                   21,412,772
---------------------------------------------------------------------------------------------------------------------------
Balance at end of 2001                      557,649          924,574,538           (76,992,662)                 847,581,876
---------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

Notes To Consolidated Financial Statements
(dollars in millions, except per-share amounts)

A. Summary Of Significant Accounting Policies
---------------------------------------------

Principles Of Consolidation. The consolidated financial statements include the accounts of Alcoa and companies more than 50% owned. Investments in other entities are accounted for principally on the equity basis.

     The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.

     Cash Equivalents. Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

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

     Amortization Of Intangibles. The excess purchase price over the net tangible assets of businesses acquired is reported as goodwill in the Consolidated Balance Sheet. Goodwill and other intangibles have been amortized on a straight-line basis over not more than 40 years. The carrying value of goodwill and other intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value. See Note F for additional information. See Recently Adopted Accounting Standards regarding the accounting for goodwill and intangibles amortization effective January 1, 2002.

     Revenue Recognition. Alcoa recognizes revenue when title, ownership and risk of loss pass to the customer. In 2000, Alcoa changed its method of accounting for revenue recognition in accordance with the provisions of Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." The application of this method of accounting for revenue recognition resulted in a cumulative effect charge to income of $5 (net of taxes and minority interests of $3) in 2000. The change did not have a significant effect on revenues or results of operations for the year ended December 31, 2000. The pro forma amounts, assuming that the new revenue recognition method was applied retroactively to prior periods, were not materially different from the amounts shown in the Statement of Consolidated Income for the year ended December 31, 1999.

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

     Stock-based Compensation. Alcoa accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost is not recognized on options granted. Disclosures required with respect to alternative fair value measurement and recognition methods prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," are presented in Note M.

     Derivatives And Hedging. Effective January 1, 2001, Alcoa adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. The fair values of all outstanding derivative instruments are recorded on the balance sheet in other current and noncurrent assets and liabilities at December 31, 2001. The transition adjustment on January 1, 2001 resulted in a net charge of $4 (after tax and minority interests), which was recorded in other comprehensive income.

     Derivatives are held as part of a formally documented risk management (hedging) program. Alcoa's hedging activities are subject to the management, direction and control of the Strategic Risk Management Committee (SRMC). SRMC is composed of the chief executive officer, the chief financial officer and other officers and employees that the chief executive officer may select from time to time. SRMC reports to the Board of Directors on the scope of its derivative activities. All derivatives are straightforward and are held for purposes other than trading. Alcoa measures hedge effectiveness by formally assessing, at least quarterly, the historical and probable future high correlation of changes in the fair value or expected future cash flows of the hedged item. The ineffective portions are recorded in other income or expense in the current period. To the extent that Alcoa uses options contracts as hedging instruments, effectiveness is assessed based on changes in the intrinsic value of the option. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains or losses on the derivative are recorded in other income or expense.

     Changes in the fair value of derivatives are recorded in current earnings along with the change in the fair value of the underlying hedged item if the derivative is designated as a fair value hedge or in other comprehensive income if the derivative is designated as a cash flow hedge. If no hedging relationship is designated, the derivative is marked to market through earnings.

     Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

     Prior to the adoption of SFAS No. 133, gains and losses related to transactions that qualified for hedge accounting, including closed futures contracts, were deferred and reflected in earnings when the underlying physical transactions took place. The deferred gains or losses were reflected on the balance sheet in other current and noncurrent assets and liabilities.

     Past accounting convention also required that certain positions be marked to market. Mark-to-market gains and losses were recorded in other income. As a result of the change in accounting under SFAS No. 133, these contracts were re-designated and qualified as hedges on January 1, 2001. See Note S for additional information.

     Foreign Currency. The local currency is the functional currency for Alcoa's significant operations outside the U.S., except in Canada, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa's operations is made based on the appropriate economic and management indicators.

     Effective July 1, 1999, the Brazilian real became the functional currency for translating the financial statements of Alcoa's 59%-owned Brazilian subsidiary, Alcoa Aluminio S.A. (Aluminio). Economic factors and circumstances related to Aluminio's operations had changed significantly due to the devaluation of the real in the 1999 first quarter. Under SFAS No. 52, "Foreign Currency Translation," the change in these facts and circumstances required a change in Aluminio's functional currency. As a result of the change, Alcoa's accumulated other comprehensive loss (unrealized translation adjustments) and minority interests accounts were reduced by $156 and $108, respectively. These amounts were driven principally by a reduction in fixed assets and resulted in decreases in Aluminio's depreciation expense of $30 in 2001 and 2000 and $15 in 1999.

     Recently Adopted Accounting Standards. Alcoa adopted SFAS No. 141, "Business Combinations" for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no material business combinations.

     Effective January 1, 2002, Alcoa will adopt SFAS No. 142, "Goodwill and Other Intangible Assets" for existing goodwill and other intangible assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purposes of goodwill impairment testing. Under the provisions of this standard, any impairment of goodwill as well as the unamortized balance of negative goodwill will be written off and recognized as a cumulative effect of a change in accounting principle effective January 1, 2002. Alcoa had unamortized goodwill of $5,733 at December 31, 2001, and had recorded net goodwill amortization expense of $170, $122 and $39 for the years ended December 31, 2001, 2000 and 1999, respectively. The company is currently evaluating the cumulative effect and ongoing impact of the application of SFAS No. 142 on the consolidated financial statements.

     Effective January 1, 2002, Alcoa will adopt SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes or amends existing accounting literature related to the impairment and disposal of long-lived assets. Management is currently developing a plan to apply the provisions of this standard to its operations on an ongoing basis.

     Recently Issued Accounting Standards. In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. The standard is required to be adopted by Alcoa beginning on January 1, 2003. Management is currently assessing the details of the standard and is preparing a plan of implementation.

     Reclassification. Certain amounts in previously issued financial statements were reclassified to conform to 2001 presentations.

B. Special Items
----------------

During 2001, Alcoa recorded charges of $566 ($355 after tax and minority interests) as a result of a restructuring plan. The company completed a strategic review of its primary products and fabricating businesses aimed at optimizing and aligning its manufacturing systems with customer needs, while positioning the company for stronger profitability. The total charge of $566 consisted of a charge of $212 ($114 after tax and minority interests) in the second quarter of 2001 and a charge of $354 ($241 after tax and minority interests) in the fourth quarter of 2001. These charges consisted of asset write-downs ($372 pretax), employee termination and severance costs ($178 pretax) related to workforce reductions of approximately 10,400 employees, and exit costs ($16 pretax). The second quarter charge was primarily due to actions taken in Alcoa's primary products businesses because of economic and competitive conditions. These actions included the shutdown of three facilities in the U.S. Alcoa expects to complete these actions by mid-2002. The fourth quarter charge was primarily due to actions taken in Alcoa's fabricating businesses. These actions included the shutdown of 15 facilities in the U.S. and Europe. Alcoa expects to complete these actions by the end of 2002.

Pretax restructuring charges consisted of:

                                           Employee
                                            Termina-
                                 Asset     tion and
                                 Write-   Severance
                                 Downs        Costs      Other        Total
---------------------------------------------------------------------------
2001:
Total restructuring charges   $    372   $     178   $     16     $     566
Cash payments                       (3)        (32)        (5)          (40)
Noncash charges                   (314)         --         --          (314)
---------------------------------------------------------------------------
Reserve balance at
   December 31, 2001          $     55   $     146   $     11     $     212
---------------------------------------------------------------------------

Asset write-downs of $372 were primarily recorded as a direct result of the company's decision to close certain facilities. The asset write-downs consisted primarily of structures and machinery and equipment, as well as related selling or disposal costs, and were comprised of $145 related to assets that will be phased out and $227 of assets that could be disposed of immediately. Assets to be phased out consisted of $46 of assets in the Flat-Rolled Products segment, $78 of assets in the Engineered Products segment and $21 at corporate. Assets to be disposed of consisted of $110 of assets in the Alumina and Chemicals segment, $84 of assets in the Primary Metals segment, $23 of assets in the Engineered Products segment, $4 in the Other group and $6 at corporate.

     Assets to be phased out will be removed from service by mid-2002. Fair values of assets were determined based on expected future cash flows or appraised values. Expected operating cash flows during the phaseout period were not significant and did not have a material impact on the determination of the amount of the write-down.

     Assets that could be disposed of immediately will be sold or vacated by the end of 2002. The remaining carrying amount of these assets was approximately $80 at December 31, 2001. The results of operations related to these assets were not material.

     Employee termination and severance costs of $178 were recorded as management implemented workforce reductions of 10,400 hourly and salaried employees at various manufacturing facilities--primarily located outside of the U.S.-due to weak market conditions and the shutdowns of several manufacturing facilities. These workforce reductions primarily consisted of a combination of early retirement incentives and involuntary severance programs. As of December 31, 2001, approximately 4,000 employees had been terminated.

     The $16 of exit costs were recorded for activities associated with the shutdowns above, which will be substantially complete by the end of 2002.

C. Acquisitions And Divestitures
--------------------------------

In May of 2000, Alcoa completed a merger with Reynolds Metals Company (Reynolds) by issuing approximately 135 million shares of Alcoa common stock at a value of $33.30 per share to Reynolds stockholders. The transaction was valued at approximately $5,900, including debt assumed of $1,297. The purchase price included the conversion of outstanding Reynolds options to Alcoa options as well as other direct costs of the acquisition. The goodwill of approximately $2,100 resulting from the purchase price allocation was being amortized over a 40-year period.

     As part of the merger with Reynolds, Alcoa agreed to divest Reynolds' interests in the alumina refineries in Worsley, Australia; Stade, Germany; and Sherwin, Texas as well as 25% of Reynolds' interest in the aluminum smelter located in Longview, Washington.

     The consolidated financial statements have been prepared in accordance with Emerging Issues Task Force (EITF) 87- 11, "Allocation of Purchase Price to Assets to be Sold." Under EITF 87-11, at December 31, 2000, the fair value of net assets to be divested were reported as assets held for sale in the balance sheet, and the results of operations from these assets of $19 (after tax) were not included in the Statement of Consolidated Income. In 2001, the results of operations from these assets were not material, and there were no significant adjustments to the purchase price allocation as a result of these divestitures.

     The sale of Sherwin was completed in December 2000; the sales of Worsley and 100% of Longview were completed in the first quarter of 2001; and the sale of Stade was completed in the second quarter of 2001. There were no gains or losses on the sales of these assets.

     In November of 2001, Alcoa contributed net assets of approximately $200 of Reynolds Aluminum Supply Company (RASCO), the metals distribution business acquired in the Reynolds acquisition, to a joint venture in which Alcoa retains a 50% equity interest.

     In May and June of 2000, Alcoa completed the acquisitions of Cordant Technologies Inc. (Cordant) and Howmet International Inc. (Howmet), a majority-owned company of Cordant. Under the agreement and tender offer, Alcoa paid $57 for each outstanding share of Cordant common stock and $21 for each outstanding share of Howmet common stock. The total value of the transactions was approximately $3,300, including the assumption of debt of $826. The purchase price includes the conversion of outstanding Cordant and Howmet options to Alcoa options as well as other direct costs of the acquisition. In April of 2001, Alcoa completed the sale of Thiokol, a business acquired in the Cordant transaction, to Alliant Techsystems Inc. for net proceeds of $698 in cash, which included a working capital adjustment, and recognized a $55 pretax gain that is included in other income. The goodwill of approximately $2,200 resulting from the purchase price allocation, after considering the impact of the Thiokol sale, was being amortized over a 40-year period.

     The following unaudited pro forma information for the years ended December 31, 2000 and 1999 assumes that the acquisitions of Reynolds and Cordant had occurred at the beginning of 2000 and 1999. Adjustments that have been made to arrive at the pro forma totals include those related to acquisition financing; the amortization of goodwill; the elimination of transactions among Alcoa, Reynolds and Cordant; and additional depreciation related to the increase in basis that resulted from the transactions. Tax effects from the pro forma adjustments previously noted have been included at the 35% U.S. statutory rate.

(Unaudited)                                2000        1999
-----------------------------------------------------------
Sales                                  $ 25,636    $ 23,369
Net income                                1,514       1,148
-----------------------------------------------------------
Earnings per share:
   Basic                               $   1.86*   $   1.32
   Diluted                                 1.84*       1.30
-----------------------------------------------------------

*Includes the cumulative effect adjustment of the accounting change for revenue recognition

The pro forma results are not necessarily indicative of what actually would have occurred if the transactions had been in effect for the periods presented, are not intended to be a projection of future results and do not reflect any cost savings that might be achieved from the combined operations.

     In October of 2000, Alcoa completed the acquisition of Luxfer Holdings plc's aluminum plate, sheet and soft-alloy extrusion manufacturing operations and distribution businesses of British Aluminium

Limited, a wholly owned subsidiary of Luxfer. Alcoa paid approximately $271 in cash. The allocation of the purchase price resulted in goodwill of approximately $121, which was being amortized over a 40-year period. Had the British Aluminium acquisition occurred at the beginning of 2000 or 1999, net income for those years would not have been materially different.

     Alcoa completed a number of other acquisitions in 2001, 2000 and 1999. Net cash paid for other acquisitions was $159, $488 and $122 in 2001, 2000 and 1999, respectively. None of these transactions had a material impact on Alcoa's financial statements.

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

D. Inventories
--------------

December 31                                        2001     2000
----------------------------------------------------------------
Finished goods                                $     691 $    814
Work in process                                     734      806
Bauxite and alumina                                 410      311
Purchased raw materials                             531      562
Operating supplies                                  165      210
----------------------------------------------------------------
                                              $   2,531 $  2,703
----------------------------------------------------------------

 Approximately 47% of total inventories at December 31, 2001 were valued on a LIFO basis. If valued on an average-cost basis, total inventories would have been $605 and $658 higher at the end of 2001 and 2000, respectively. During 2000, LIFO inventory quantities were reduced, which resulted in a partial liquidation of the LIFO bases. The impact of this liquidation increased net income by $31, or four cents per share, in 2000.

E. Properties, Plants and Equipment, at Cost
--------------------------------------------

December 31                                          2001       2000
--------------------------------------------------------------------
Land and land rights, including mines            $    390   $    384
Structures                                          5,318      5,329
Machinery and equipment                            15,779     16,063
--------------------------------------------------------------------
                                                   21,487     21,776
Less: accumulated depreciation and depletion       10,554      9,750
--------------------------------------------------------------------
                                                   10,933     12,026
Construction work in progress                       1,049        824
--------------------------------------------------------------------
                                                 $ 11,982   $ 12,850
--------------------------------------------------------------------

F. Other Assets
---------------

December 31                                       2001       2000
-----------------------------------------------------------------
Investments, principally equity               $  1,384   $    954
investments
Assets held for sale                                --      1,473
Intangibles, net of accumulated amortization
   of $323 in 2001 and $238 in 2000                674        821
Noncurrent receivables                              44        118
Deferred income taxes                              445        360
Deferred charges and other                       1,301      1,534
-----------------------------------------------------------------
                                              $  3,848   $  5,260
-----------------------------------------------------------------

G. Other Noncurrent Liabilities and Deferred Credits
----------------------------------------------------

December 31                            2001        2000
-------------------------------------------------------
Deferred alumina sales revenue     $    204    $    212
Environmental remediation               357         369
Deferred credits                        278         317
Other noncurrent liabilities          1,129       1,228
-------------------------------------------------------
                                   $  1,968    $  2,126
-------------------------------------------------------

H. Debt
-------

December 31                                          2001       2000
--------------------------------------------------------------------
Commercial paper, variable rate,
   (1.9% and 6.6% average rates)                  $   220   $  1,510
5.75% Notes                                            --        250
6.625% Notes, due 2002                                 57        114
9% Bonds, due 2003                                     21         21
Floating-rate notes, due 2004
   (2.2% average rate)                                500         --
6.125% Bonds, due 2005                                200        200
7.25% Notes, due 2005                                 500        500
5.875% Notes, due 2006                                500         --
6.625% Notes, due 2008                                150        150
7.375% Notes, due 2010                              1,000      1,000
6.50% Notes, due 2011                               1,000         --
6% Notes, due 2012                                  1,000         --
6.50% Bonds, due 2018                                 250        250
6.75% Bonds, due 2028                                 300        300
Tax-exempt revenue bonds ranging from
   1.6% to 7.3%, due 2002-2033                        341        347
Medium-term notes, due 2002-2013
   (8.0% and 8.3% average rates)                      224        334
Alcoa Fujikura Ltd.
   Variable-rate term loan (6.3% average rate)         --        190
Alcoa Aluminio
   7.5% Export notes, due 2008                        165        184
   Variable-rate notes (8.2% average rate)             --          3
Other                                                  63         61
--------------------------------------------------------------------
                                                    6,491      5,414
  Less: amount due within one year                    103        427
--------------------------------------------------------------------
                                                  $ 6,388   $  4,987
--------------------------------------------------------------------

The amount of long-term debt maturing in each of the next five years is $103 in 2002, $91 in 2003, $563 in 2004, $979 in 2005 and $586 in 2006.

     In May 2001, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2011 and carry a coupon rate of 6.50%, and $500 mature in 2006 and carry a coupon rate of 5.875%. In December 2001, Alcoa issued $1,500 of notes. This issue consisted of $1,000 of notes that mature in 2012 and carry a coupon rate of 6%, and $500 of floating-rate notes that mature in 2004. The proceeds from these borrowings were used to refinance debt, primarily commercial paper, and for general corporate purposes.

     In 2000, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2010 and carry a coupon rate of 7.375%, and $500 mature in 2005 and carry a coupon rate of 7.25%.

     In April 2001, Alcoa refinanced the $2,490 revolving-credit facility that was to expire in April 2001 and the $510 revolving-credit facility that expires in April 2005. These facilities were refinanced into a $2,000 revolving-credit agreement that expires in April 2002 and a $1,000 revolving-credit agreement that expires in April 2005. Alcoa also has a $1,000 revolving-credit facility that expires in August 2003. Under these agreements, a certain ratio of indebtedness to consolidated net worth must be maintained. Commercial paper of $220 and $1,510 at December 31, 2001 and 2000, respectively, was classified as long-term debt because it is backed by the revolving-credit facilities. There were no amounts outstanding under these facilities at December 31, 2001. The interest rate on these facilities, if drawn upon, is Libor plus 19 basis points, which is subject to adjustment if Alcoa's credit rating changes, to a maximum interest rate of Libor plus 40 basis points.

     Aluminio's export notes are collateralized by receivables due under an export contract. Certain financial ratios must be maintained, including the maintenance of a minimum debt service ratio as well as a certain level of tangible net worth of Aluminio and its subsidiaries.

     Short-term borrowings of $142 at December 31, 2001 consisted of bank and other borrowings. Short-term borrowings of $2,719 at December 31, 2000 consisted of commercial paper of $2,201, extendible commercial notes of $280 and bank and other borrowings of $238. The weighted average interest rate on short-term borrowings was 2.5% in 2001 and 6.6% in 2000.

I. Minority Interests
---------------------

The following table summarizes the minority shareholders' interests in the equity of consolidated subsidiaries.

December 31                                              2001          2000
---------------------------------------------------------------------------
Alcoa of Australia                                   $    431      $    462
Alcoa Aluminio                                            222           256
Alcoa World Alumina and Chemicals                         175           260
Alcoa Fujikura Ltd.                                       277           309
Other majority-owned companies                            208           227
---------------------------------------------------------------------------
                                                     $  1,313      $  1,514
---------------------------------------------------------------------------

J. Commitments and Contingencies
--------------------------------

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

     Aluminio is a 27.23% participant in Machadinho, a hydroelectric construction project in Brazil. Aluminio has guaranteed up to 39% of the project's total debt of approximately $315. Beginning in February 2002, Aluminio is committed to taking a share of the output of the completed project for 30 years at cost, including cost of financing the project. In the event that other participants in this project fail to fulfill their financial responsibilities, Aluminio may be required to fund a portion of the deficiency. In accordance with the agreement, if Aluminio funds any such deficiency, its participation and share of the output from the project will increase proportionately.

     Aluminio also entered into agreements to participate in four additional hydroelectric construction projects in Brazil that are scheduled to be completed at various dates ranging from 2005 to 2008. Aluminio's share of the output from the hydroelectric facilities, when completed, ranges from 20% to 39.5%. Total costs for all four projects are estimated at $1,400, with Aluminio's share of total project costs totaling approximately 30%. The plans for financing these projects have not yet been finalized. Aluminio may be required to provide guarantees of project financing or commit to additional investments as these projects progress. At December 31, 2001, Aluminio had provided $13 of guarantees on two of the hydroelectric construction projects in the form of performance bonds.

     Aluminio accounts for its investments in these hydroelectric projects on the equity method. Aluminio's investment in these projects was $108 and $48 at December 31, 2001 and 2000, respectively.

     Alcoa of Australia (AofA) is party to a number of natural gas and electricity contracts that expire between 2002 and 2020. Under these take-or-pay contracts, AofA is obligated to pay for a minimum amount of natural gas or electricity even if these commodities are not required for operations. Commitments related to these contracts total $176 in 2002, $180 in 2003, $185 in 2004, $178 in 2005, $154 in 2006 and $2,243 thereafter. Expenditures under these contracts totaled $179 in 2001, $188 in 2000 and $179 in 1999.

     On January 9, 2002, Alcoa raised its equity stake in Elkem ASA, a Norwegian metals producer, above 40% which, under Norwegian law, required Alcoa to initiate an unconditional cash tender offer for the remaining outstanding shares of Elkem. Under the tender offer, which expires on February 22, 2002, Alcoa will pay approximately $17.40 for each outstanding share of Elkem. Alcoa's potential cash commitment if all outstanding shares are tendered is approximately $515.

     Alcoa has standby letters of credit related to environmental, insurance and other activities. The total amount committed under these letters of credit, which expire at various dates in 2002, was $181 at December 31, 2001.

K. Cash Flow Information
------------------------

Cash payments for interest and income taxes follow.

                                              2001        2000         1999
---------------------------------------------------------------------------
Interest                                   $   418   $     388     $    225
Income taxes                                   548         419          394
---------------------------------------------------------------------------

The details of cash payments related to acquisitions follow.

                                              2001        2000         1999
---------------------------------------------------------------------------
Fair value of assets acquired              $   184   $  14,991     $    282
Liabilities assumed                            (24)     (7,075)        (159)
Stock options issued                            --        (182)          --
Stock issued                                    --      (4,502)          --
---------------------------------------------------------------------------
Cash paid                                      160       3,232          123
Less: cash acquired                              1         111            1
---------------------------------------------------------------------------
Net cash paid for acquisitions             $   159   $   3,121     $    122
---------------------------------------------------------------------------

L. Segment and Geographic Area Information
------------------------------------------
Alcoa is primarily a producer of aluminum products. Its segments are organized by product on a worldwide basis. Alcoa's management reporting system evaluates performance based on a number of factors; however, the primary measure of performance is the after-tax operating income (ATOI) of each segment. Nonoperating items such as interest income, interest expense, foreign exchange gains/losses, the effects of LIFO inventory accounting, minority interests and special items are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative expenses, and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate and other amounts.

     The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note A). Transactions among segments are established based on negotiation among the parties. Differences between segment totals and Alcoa's consolidated totals for line items not reconciled are primarily due to corporate allocations.

     Alcoa's products are used primarily by packaging, consumer products, transportation (including aerospace, automotive, truck trailer, rail and shipping), building and construction and industrial customers worldwide. Total exports from the U.S. were $2,066 in 2001, compared with $1,687 in 2000 and $1,309 in 1999. Alcoa's reportable segments follow.

                                                                                          Packaging
                                    Alumina and     Primary   Flat-Rolled   Engineered          and
Segment information                   Chemicals      Metals      Products     Products     Consumer       Other        Total
----------------------------------------------------------------------------------------------------------------------------
2001
Sales:
   Third-party sales                   $  1,908    $  3,432      $  4,999     $  6,098     $  2,720    $  3,702    $  22,859
   Intersegment sales                     1,021       3,300            64           35           --          --        4,420
----------------------------------------------------------------------------------------------------------------------------
   Total sales                         $  2,929    $  6,732      $  5,063     $  6,133     $  2,720    $  3,702    $  27,279
----------------------------------------------------------------------------------------------------------------------------
Profit and loss:
   Equity income (loss)                $      1    $     52      $     (2)    $     --     $     28    $     16    $      95
   Depreciation, depletion and
    amortization                            144         327           191          268          137         113        1,180
   Income taxes                             184         434            94          111           79          --          902
   After-tax operating income               471         905           262          173          185          47        2,043
----------------------------------------------------------------------------------------------------------------------------
Assets:
   Capital expenditures                $    129    $    209      $    221     $    259     $     94    $     84    $     996
   Equity investments                       170         319            47           --          128         317          981
   Total assets                           2,797       7,122         3,453        6,231        2,498       1,883       23,984
----------------------------------------------------------------------------------------------------------------------------

2000
Sales:
   Third-party sales                   $  2,108    $  3,756      $  5,446     $  5,471     $  2,084    $  4,071    $  22,936
   Intersegment sales                     1,104       3,504            97           62           --          --        4,767
----------------------------------------------------------------------------------------------------------------------------
   Total sales                         $  3,212    $  7,260      $  5,543     $  5,533     $  2,084    $  4,071    $  27,703
----------------------------------------------------------------------------------------------------------------------------
Profit and loss:
   Equity income                       $      3    $     50      $      6     $      1     $     --    $     32    $      92
   Depreciation, depletion and
    amortization                            163         311           188          221          105         127        1,115
   Income taxes                             279         505           126          124           70          93        1,197
   After-tax operating income               585       1,000           299          210          131         164        2,389
----------------------------------------------------------------------------------------------------------------------------
Assets:
   Capital expenditures                $    154    $    232      $    185     $    234     $    112    $    100    $   1,017
   Equity investments                       176         274            90            6            1         139          686
   Total assets                           2,924       7,700         3,657        6,455        2,457       3,376       26,569
----------------------------------------------------------------------------------------------------------------------------

1999
Sales:
   Third-party sales                   $  1,842    $  2,241      $  5,113     $  3,728     $    801    $  2,592    $  16,317
   Intersegment sales                       925       2,793            51           26           --          --        3,795
----------------------------------------------------------------------------------------------------------------------------
   Total sales                         $  2,767    $  5,034      $  5,164     $  3,754     $    801    $  2,592    $  20,112
----------------------------------------------------------------------------------------------------------------------------
Profit and loss:
   Equity income (loss)                $     --    $     42      $     (9)    $     --     $     --    $     10    $      43
   Depreciation, depletion and
    amortization                            161         216           184          116           60          89          826
   Income taxes                             159         214           131           88           32          71          695
   After-tax operating income               307         535           281          180           68         118        1,489
----------------------------------------------------------------------------------------------------------------------------
Assets:
   Capital expenditures                $    183    $    207      $    166     $    144     $     96    $     62    $     858
   Equity investments                        54         153            66           --            1         138          412
   Total assets                           3,046       4,532         3,385        2,320          646       1,647       15,576
----------------------------------------------------------------------------------------------------------------------------

Alumina And Chemicals. This segment consists of Alcoa's worldwide alumina and chemicals system, that includes the mining of bauxite, which is then refined into alumina. Alumina is sold directly to internal and external smelter customers worldwide or is processed into industrial chemical products. Alcoa's alumina operations in Australia are a significant component of this segment. Approximately two-thirds of the third-party sales from this segment are derived from alumina.

Primary Metals. This segment consists of Alcoa's worldwide smelter system. Primary Metals receives alumina primarily from the Alumina and Chemicals segment and produces aluminum ingot to be used by Alcoa's fabricating businesses, as well as sold to external customers, aluminum traders and commodity markets. Results from the sale of aluminum powder, scrap and excess power are also included in this segment, as well as the results from aluminum derivative contracts. The sale of ingot represents approximately 80% of this segment's third-party sales.

Flat-Rolled Products. This segment's principal business is the production and sale of aluminum plate, sheet and foil. This segment includes rigid container sheet (RCS), which is used to produce aluminum beverage cans, and sheet and plate used in the transportation and distributor markets. Approximately 60% of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining 40% of third-party sales consists of RCS.

Engineered Products. This segment includes hard- and soft- alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings and wheels. These products serve the transportation, building and construction and distributor markets.

Packaging and Consumer. This segment includes foodservice, flexible packaging, consumer products and packaging graphics design, as well as closures, PET bottles and packaging machinery. The principal products in this segment include aluminum foil; plastic wraps and bags; metal and plastic beverage and food closures; pre-press services and plastic shrink film and wraps. Consumer products are marketed under brands including Reynolds Wrap, Diamond, Baco and Cut-Rite wax paper.

Other. This group includes other Alcoa businesses that are not included in the segments previously mentioned. This group includes Alcoa Fujikura Ltd., which produces electrical components for the automotive industry along with fiber-optic cable and provides services to the telecommunications industry; residential building products operations, Alcoa Building Products (ABP); automotive parts businesses; Thiokol, a producer of solid rocket propulsion systems (Thiokol was sold in April 2001); and Reynolds' metal distribution business, RASCO (in November 2001, the net assets of RASCO were contributed to a joint venture, in which Alcoa retains a 50% equity interest).

The following reconciles segment information to consolidated totals.

                                              2001       2000         1999
-------------------------------------------------------------------------------
Sales:
   Total sales                         $    27,279 $   27,703 $     20,112
   Elimination of intersegment sales        (4,420)    (4,767)      (3,795)
   Other revenues                               --         --            6
-------------------------------------------------------------------------------
        Consolidated sales             $    22,859 $   22,936 $     16,323
-------------------------------------------------------------------------------
Net income:
   Total after-tax operating income    $     2,043 $    2,389 $      1,489
   Impact of intersegment profit
     eliminations                              (20)        24          (24)
   Unallocated amounts (net of tax):
     Interest income                            40         40           26
     Interest expense                         (242)      (278)        (126)
     Minority interests                       (208)      (381)        (242)
     Special items                            (397)        --           --
     Corporate expense                        (261)      (227)        (171)
     Other                                     (47)       (83)         102
-------------------------------------------------------------------------------
        Consolidated net income        $       908 $    1,484 $      1,054
-------------------------------------------------------------------------------
Assets:
   Total assets                        $    23,984 $   26,569 $     15,576
   Elimination of intersegment
     receivables                              (309)      (530)        (362)
Unallocated amounts:
   Cash, cash equivalents and
     short-term investments                    527        371          314
   Deferred tax assets                         855        745          657
   Corporate goodwill                        1,710      1,570          558
   Corporate fixed assets                      513        414          278
   LIFO reserve                               (605)      (658)        (645)
   Operations to be divested                    --      1,473           --
   Other                                     1,680      1,737          690
-------------------------------------------------------------------------------
        Consolidated assets            $    28,355 $   31,691 $     17,066
-------------------------------------------------------------------------------

Geographic information for revenues, based on country of origin, and long-lived assets follows.
                                              2001       2000         1999
-------------------------------------------------------------------------------
Revenues:
   U.S.                                $    15,000   $ 15,487   $   10,392
   Australia                                 1,350      1,690        1,398
   Spain                                     1,011      1,146        1,059
   United Kingdom                              899        379          253
   Brazil                                      736        885          730
   Germany                                     720        713          521
   Other                                     3,143      2,636        1,970
-------------------------------------------------------------------------------
                                       $    22,859   $ 22,936   $   16,323
-------------------------------------------------------------------------------
Long-lived assets:
   U.S.                                $    12,495   $ 14,276   $    6,650
   Canada                                    2,787      2,844          948
   Australia                                 1,345      1,458        1,585
   United Kingdom                              682        378           72
   Brazil                                      600        698          712
   Germany                                     194        213          165
   Other                                     1,164      1,322        1,050
-------------------------------------------------------------------------------
                                       $    19,267   $ 21,189   $   11,182
-------------------------------------------------------------------------------

M. Preferred And Common Stock
-----------------------------

Preferred Stock. Alcoa has two classes of preferred stock. Serial preferred stock has 557,740 shares authorized and outstanding, with a par value of $100 per share and an annual $3.75 cumulative dividend preference per share. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

Common Stock. There are 1.8 billion shares authorized at a par value of $1 per share. As of December 31, 2001, 94.5 million shares of common stock were reserved for issuance under the long-term stock incentive plans.

     In July 2001, the Alcoa Board of Directors authorized the repurchase of 50 million shares of Alcoa common stock. As of December 31, 2001, there were 37.5 million shares remaining on the stock repurchase authorization.

Stock options under the company's stock incentive plans have been and may be granted, generally at not less than market prices on the dates of grant. The stock option program includes a reload or stock continuation ownership feature. Stock options granted have a maximum term of 10 years. Vesting periods are one year from the date of grant and six months for options granted under the reload feature.

     Alcoa's net income and earnings per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates.

                               2001       2000       1999
-------------------------------------------------------------------------------
Net income:
   As reported               $  908   $  1,484   $  1,054
   Pro forma                    730      1,277        912
-------------------------------------------------------------------------------
Basic earnings per share:
   As reported                 1.06       1.82       1.43
   Pro forma                   0.85       1.57       1.24
-------------------------------------------------------------------------------
Diluted earnings per share:
   As reported                 1.05       1.80       1.41
   Pro forma                   0.84       1.55       1.22
-------------------------------------------------------------------------------

The weighted average granted was $9.54 fair value per option in 2001, $10.13 in 2000 and $5.35 in 1999.

     The fair each value of option is estimated on the date of grant or subsequent reload Black-Scholes using the pricing model with the following assumptions:

                                         2001        2000       1999
-------------------------------------------------------------------------------
Average risk-free interest rate          3.8%        6.1%       5.0%
Expected dividend yield                  1.6         1.6        1.4
Expected volatility                     43.0        40.0       37.0
Expected life (years):
   New option grants                     2.5         2.5        2.5
   Reload option grants                  2.0         2.0        1.5
-------------------------------------------------------------------------------

The transactions for shares under options were: (shares in millions)

                                            2001        2000        1999
------------------------------------------------------------------------------
Outstanding, beginning of year:
   Number of options                        74.8        53.0        53.2
   Weighted average exercise price      $  29.29    $  22.15    $  16.50
Options assumed from acquisitions:
   Number of options                          --        15.2          --
   Weighted average exercise price            --    $  25.09          --
Granted:
   Number of options                        28.9        31.3        43.6
   Weighted average exercise price      $  36.19    $  37.87    $  24.47
Exercised:
   Number of options                       (29.0)      (24.3)      (43.2)
   Weighted average exercise price      $  29.03    $  22.03    $  17.22
Expired or forfeited:
   Number of options                        (1.2)        (.4)        (.6)
   Weighted average exercise price      $  32.50    $  34.90    $  18.59
-------------------------------------------------------------------------------
Outstanding, end of year:
   Number of options                        73.5        74.8        53.0
   Weighted average exercise price      $  32.02    $  29.29    $  22.15
-------------------------------------------------------------------------------
Exercisable, end of year:
   Number of options                        58.6        44.6        26.4
   Weighted average exercise price      $  31.88    $  23.42    $  19.21
-------------------------------------------------------------------------------
Shares reserved for future options          21.0        15.8        28.6
-------------------------------------------------------------------------------

         The following tables summarize certain stock option information at December 31, 2001: (shares in millions)

Options Outstanding

Range of                      Weighted average      Weighted average
exercise price    Number        remaining life        exercise price
-------------------------------------------------------------------------------
$ 0.125              0.2     employment career              $  0.125
$ 4.38-$12.15        2.0                  3.24                 10.11
$12.16-$19.93        5.8                  3.85                 17.08
$19.94-$27.71       12.0                  5.39                 23.16
$27.72-$35.49       27.0                  7.14                 32.56
$35.50-$43.25       26.5                  6.67                 40.63
-------------------------------------------------------------------------------
      Total         73.5                  6.31              $  32.02
-------------------------------------------------------------------------------

Options Exercisable

Range of                                       Weighted average
exercise price            Number              exercisable price
-------------------------------------------------------------------------------
$ 0.125                      0.2                    $     0.125
$ 4.38-$12.15                2.0                          10.11
$12.16-$19.93                5.8                          17.08
$19.94-$27.71               12.1                          23.16
$27.72-$35.49               14.0                          33.52
$35.50-$43.25               24.5                          40.74
-------------------------------------------------------------------------------
      Total                 58.6                    $     31.88
-------------------------------------------------------------------------------

N. Earnings Per Share
---------------------
Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding.

The details of basic and diluted EPS follow. (shares in millions)

                                           2001        2000        1999
-----------------------------------------------------------------------
Income before cumulative effect         $   908    $  1,489    $  1,054
Less: preferred stock dividends               2           2           2
-----------------------------------------------------------------------
Income available to common stock-
   holders before cumulative effect $ 906 $ 1,487 $ 1,052 Cumulative effect of accounting
   change                                    --          (5)         --
-----------------------------------------------------------------------
Income available to common stock-
   holders after cumulative effect      $   906    $  1,482    $  1,052
-----------------------------------------------------------------------
Average shares outstanding--basic         858.0       814.2       733.8
Effect of dilutive securities:
   Shares issuable upon exercise
     of dilutive stock options              8.6         9.0        13.4
-----------------------------------------------------------------------
   Average shares outstanding--diluted    866.6       823.2       747.2

Basic EPS (before cumulative effect)    $  1.06    $   1.83    $   1.43
Basic EPS (after cumulative effect)        1.06        1.82        1.43
Diluted EPS (before cumulative effect)     1.05        1.81        1.41
Diluted EPS (after cumulative effect)      1.05        1.80        1.41
-----------------------------------------------------------------------

Options to purchase 32 million shares of common stock at an average exercise price of $40 per share were outstanding as of December 31, 2001 but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares.

     In April 2000, Alcoa entered into a forward share repurchase agreement to partially hedge the equity exposure related to its stock option program. As of June 30, 2001, Alcoa had repurchased all 10 million shares under the agreement.

O. Income Taxes
---------------

The components of income before taxes on income were:

                                           2001        2000        1999
-----------------------------------------------------------------------
U.S.                                    $   (84)   $    756    $    631
Foreign                                   1,725       2,056       1,218
-----------------------------------------------------------------------
                                        $ 1,641    $  2,812    $  1,849
-----------------------------------------------------------------------

The provision for taxes on income consisted of:

                                           2001        2000        1999
-----------------------------------------------------------------------
Current:
   U.S. federal*                        $   (17)   $    217    $    175
   Foreign                                  521         568         306
   State and local                           45          22          18
-----------------------------------------------------------------------
                                            549         807         499
-----------------------------------------------------------------------
Deferred:
   U.S. federal*                            (32)         90          74
   Foreign                                    3          42         (25)
   State and local                            5           3           5
-----------------------------------------------------------------------
                                            (24)        135          54
-----------------------------------------------------------------------
Total                                   $   525    $    942    $    553
-----------------------------------------------------------------------

*Includes U.S. taxes related to foreign income

In the 1999 fourth quarter, Australia reduced its corporate income tax rate from 36% to 34% for 2000 and 30% for 2001.

     The exercise of employee stock options generated a tax benefit of $90 in 2001, $108 in 2000 and $145 in 1999. This amount was credited to additional capital and reduced current taxes payable.

Reconciliation of the U.S. federal statutory rate to Alcoa's effective tax rate follows.

                                           2001        2000        1999
-----------------------------------------------------------------------
U.S. federal statutory rate               35.0%       35.0%       35.0%
Taxes on foreign income                   (8.4)       (3.5)       (2.4)
State taxes net of federal benefit         1.1          .5          .5
Tax rate changes                            --          --        (2.4)
Minority interests                         1.8          .1          .3
Permanent differences on sold and
   disposed assets                        (1.4)         --          --
Goodwill amortization                      2.4         1.2         0.5
Other                                      1.5          .2        (1.6)
-----------------------------------------------------------------------
Effective tax rate                        32.0%       33.5%       29.9%
-----------------------------------------------------------------------

The components of net deferred tax assets and liabilities follow.

                                     2001                      2000
                            ----------------------    ----------------------
                            Deferred      Deferred    Deferred      Deferred
                                 tax           tax         tax           tax
December 31                    asset   liabilities      assets   liabilities
----------------------------------------------------------------------------
Depreciation                 $    --     $   1,744    $     --      $  2,263
Employee benefits              1,071            --       1,127            --
Loss provisions                  406            --         588            --
Deferred income/expense          279           132         237           166
Tax loss carryforwards           329            --         272            --
Tax credit carryforwards         219            --         144            --
Other                            293           252         262           304
----------------------------------------------------------------------------
                               2,597         2,128       2,630         2,733
Valuation allowance             (201)           --        (165)           --
----------------------------------------------------------------------------
                             $ 2,396     $   2,128    $  2,465      $  2,733
----------------------------------------------------------------------------

Of the total deferred tax assets associated with the tax loss carryforwards, $65 expires over the next 10 years, $104 over the next 20 years and $160 is unlimited. Of the tax credit carryforwards, $142 is unlimited with the balance expiring over the next 10 years. A substantial portion of the valuation allowance relates to the loss carryforwards because the ability to generate sufficient foreign taxable income in future years is uncertain. Approximately $52 of the valuation allowance relates to acquired companies for which subsequently recognized benefits will reduce goodwill.

     The cumulative amount of Alcoa's share of undistributed earnings for which no deferred taxes have been provided was $4,399 at December 31, 2001. Management has no plans to distribute such earnings in the foreseeable future. It is not practical to determine the deferred tax liability on these earnings.

P. Pension Plans and Other Postretirement Benefits
--------------------------------------------------

Alcoa maintains pension plans covering most U.S. employees and certain other employees. Pension benefits generally depend on length of service, job grade and remuneration. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due.

     Alcoa maintains health care and life insurance benefit plans covering most eligible U.S. retired employees and certain other retirees. Generally, the medical plans pay a stated percentage of medical expenses, reduced by deductibles and other coverages. These plans are generally unfunded, except for certain benefits funded through a trust. Life benefits are generally provided by insurance contracts. Alcoa retains the right, subject to existing agreements, to change or eliminate these benefits. All U.S. salaried and certain hourly employees hired after January 1, 2002 will not have postretirement health care benefits.

The table below reflects the status of Alcoa's pension and postretirement benefit plans.

                                                                          Pension benefits              Postretirement benefits
                                                                     ---------------------------     -------------------------------
December 31                                                             2001            2000             2001             2000
------------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
   Benefit obligation at beginning of year                           $    8,270      $    5,366       $      2,924     $   1,687
   Service cost                                                             162             162                 25            25
   Interest cost                                                            578             502                220           177
   Amendments                                                               136               9                 76           (17)
   Actuarial losses (gains)                                                 634            (309)               369            85
   Acquisitions (principally Reynolds and  Cordant)                          --           3,124                 --         1,182
   Divestitures (principally Thiokol)                                      (664)             --               (159)           --
   Benefits paid                                                           (585)           (514)              (278)         (215)
   Exchange rate                                                            (43)            (70)                --            --
------------------------------------------------------------------------------------------------------------------------------------
   Benefit obligation at end of year                                 $    8,488      $    8,270       $      3,177     $   2,924
------------------------------------------------------------------------------------------------------------------------------------

Change in plan assets
   Fair value of plan assets at beginning of year                    $    9,790      $    6,103       $        155     $     112
   Actual return on plan assets                                              65             586                  1            12
   Acquisitions (principally Reynolds and Cordant)                           --           3,597                 --            31
   Employer contributions                                                    37              61                 --             5
   Participants' contributions                                               11              13                 --            --
   Divestitures (principally Thiokol)                                      (783)             --                (33)           --
   Transfer to defined contribution pension plan                            (49)             --                 --            --
   Benefits paid                                                           (574)           (487)                --            (5)
   Administrative expenses                                                  (17)            (12)                --            --
   Exchange rate                                                            (46)            (71)                --            --
------------------------------------------------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year                          $    8,434      $    9,790       $        123     $     155
------------------------------------------------------------------------------------------------------------------------------------

Funded status                                                        $      (54)     $    1,520       $     (3,054)    $  (2,769)
   Unrecognized net actuarial (gain) loss                                    (8)         (1,385)               221          (137)
   Unrecognized net prior service cost (credit)                             138              40                 11           (97)
------------------------------------------------------------------------------------------------------------------------------------
   Net amount recognized                                             $       76      $      175       $     (2,822)    $  (3,003)
------------------------------------------------------------------------------------------------------------------------------------

Amount recognized in the balance sheet consists of:
   Prepaid benefit                                                   $      502      $      661       $         --     $      --
   Accrued benefit liability                                               (568)           (509)            (2,822)       (3,003)
   Intangible asset                                                          50               9                 --            --
   Accumulated other comprehensive loss                                      92              14                 --            --
------------------------------------------------------------------------------------------------------------------------------------
   Net amount recognized                                             $       76      $      175       $     (2,822)    $  (3,003)
------------------------------------------------------------------------------------------------------------------------------------

The components of net periodic benefit costs are reflected below.

                                                     Pension benefits                              Postretirement benefits
                                             ------------------------------------      ---------------------------------------------
December 31                                      2001        2000        1999               2001           2000          1999
------------------------------------------------------------------------------------------------------------------------------------
Components of net periodic
benefit (income) costs
   Service cost                              $     162    $    162    $    141           $      25      $       25     $     19
   Interest cost                                   578         502         342                 220             177          109
   Expected return on plan assets                 (781)       (666)       (427)                (11)            (11)          (9)
   Amortization of prior service
     cost (benefit)                                 34          35          39                 (33)            (34)         (34)
   Recognized actuarial gain                       (26)        (18)         (4)                 (2)             (2)          (4)
   Amortization of transition obligation            --           2           2                  --              --           --
------------------------------------------------------------------------------------------------------------------------------------
   Net periodic benefit (income) costs       $     (33)    $    17    $     93           $     199      $      155     $     81
------------------------------------------------------------------------------------------------------------------------------------

The aggregate benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $1,921 and $1,362, respectively, as of December 31, 2001, and $804 and $508, respectively, as of December 31, 2000. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $1,708 and $1,284, respectively, as of December 31, 2001, and $594 and $338, respectively, at December 31, 2000.

  Weighted average assumptions used in the accounting for Alcoa's plans follow.

December 31                         2001          2000        1999
--------------------------------------------------------------------------------
Discount rate                       7.25%         7.75%       7.00%
Expected long-term return on
   plan assets                      9.50          9.00        9.00
Rate of compensation increase       5.00          5.00        5.00
--------------------------------------------------------------------------------

For measurement purposes, a 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5% in 2006 and remain at that level thereafter.

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in these assumed rates would have the following effects:

                                                                   1%       1%
                                                             increase decrease
------------------------------------------------------------------------------
Effect on total of service and interest cost
  components                                                    $ 16    $ (14)
Effect on postretirement benefit obligations                     196     (172)
------------------------------------------------------------------------------

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $103 in 2001, $80 in 2000 and $64 in 1999.

Q. Lease Expense
----------------

Certain equipment, warehousing and office space and oceangoing vessels are under operating lease agreements. Total expense for all leases was $199 in 2001, $152 in 2000 and $145 in 1999. Under long-term operating leases, minimum annual rentals are $128 in 2002, $98 in 2003, $77 in 2004, $64 in 2005, $60 in 2006 and
a total of $223 for 2007 and thereafter.

R. Interest Cost Components
---------------------------

                                 2001        2000    1999
-----------------------------------------------------------
Amount charged to expense       $ 371       $ 427    $ 195
Amount capitalized                 22          20       21
-----------------------------------------------------------
                                $ 393       $ 447    $ 216
-----------------------------------------------------------

S. Other Financial Instruments and Derivatives
----------------------------------------------

Other Financial Instruments. The carrying values and fair values of Alcoa's financial instruments at December 31 follow.

                                     2001                       2000
                              -------------------      --------------------
                                Carrying    Fair        Carrying      Fair
                                   value    value          value     value
---------------------------------------------------------------------------
Cash and cash equivalents        $   512  $   512        $   315   $   315
Short-term investments                15       15             56        56
Noncurrent receivables                44       44            118       118
Short-term debt                      245      245          3,146     3,146
Long-term debt                     6,388    6,535          4,987     5,053
---------------------------------------------------------------------------

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

Derivatives. Alcoa holds or purchases derivative financial instruments for purposes other than trading. Details of the fair values of the significant instruments follow.

                          2001            2000
------------------------------------------------
Aluminum                 $ (65)           $ 29
Interest rates              34              (1)
Foreign currency          (132)           (166)
Other commodities          (30)             74
------------------------------------------------

Fair Value Hedges

Aluminum. Customers often require Alcoa to enter into long-term fixed-price commitments. These commitments expose Alcoa to the risk of fluctuating aluminum prices between the time the order is committed and the time that the order is shipped. Alcoa's commodity risk management policy is to hedge, through the use of futures and option contracts, the aluminum price risk for a portion of its firm commitments. These contracts cover known exposures, generally within three years.

Interest Rates. Alcoa attempts to maintain a reasonable balance between fixed- and floating-rate debt and uses interest rate swaps to help manage this balance. The company has entered into pay floating, receive fixed interest rate swaps to effectively convert the interest rate from fixed to floating on $2,250 of debt, through 2011.

Hedges of these existing assets, liabilities and firm commitments qualify as "fair value" hedges. As a result, the fair values of derivatives and changes in the fair values of the underlying hedged items are reported in the balance sheet. Changes in the fair values of these derivatives and underlying hedged items generally offset and are recorded each period in sales, cost of goods sold or interest expense, consistent with the underlying hedged item. There were no transactions that ceased to qualify as a fair value hedge in 2001.

Cash Flow Hedges

Currencies. Alcoa is subject to exposure from fluctuations in foreign currencies. Foreign currency exchange contracts are used to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. Alcoa's foreign currency contracts were principally used to purchase Australian dollars and Canadian dollars. The U.S. dollar notional amount of all foreign currency contracts was $1,409 and $2,342 as of December 31, 2001 and 2000, respectively.

Commodities. Alcoa may elect to sell forward a portion of its anticipated primary aluminum and alumina production. In addition, Alcoa anticipates the continued requirement to purchase aluminum and other commodities such as natural gas, fuel oil and electricity for its operations. Alcoa enters into futures and options contracts to reduce volatility in the price of these commodities.

Interest Rates. From time to time, Alcoa enters into pay floating, receive fixed interest rate swaps to hedge the interest rate risk exposure of forecasted interest payments on a portion of its outstanding variable rate debt. As of December 31, 2001, there were no outstanding contracts of this nature.

For these cash flow hedge transactions, the fair values of the derivatives are recorded on the balance sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales, cost of goods sold or interest expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. There were no material transactions that ceased to qualify as a cash flow hedge in 2001. These contracts cover periods commensurate with known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31, 2001, $71 of the $104 loss included in other comprehensive income is expected to be recognized in earnings over the next 12 months.

Other

Alcoa also enters into foreign currency contracts that do not qualify as a fair value, cash flow or net investment hedge. These contracts hedge the variability in cash flows from the payment or receipt of currencies other than the functional currency for certain foreign currency denominated assets and liabilities or for certain forecasted transactions that do not qualify as hedged items. These contracts were not material at December 31, 2001 or 2000.

Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers' commitments. Although nonperformance is possible, Alcoa does not anticipate nonperformance by any of these parties. Futures and options contracts are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

     For further information on Alcoa's hedging and derivatives activities, see Note A.

T. Environmental Matters
------------------------

Alcoa participates in environmental assessments and cleanups at a number of locations. These include approximately 31 owned or operating facilities and adjoining properties, approximately 28 previously owned or operated facilities and adjoining properties and approximately 91 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information.

     As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the potential costs for certain of these matters. For example, there are issues related to the Massena, New York and Point Comfort, Texas sites where investigations are ongoing and where natural resource damage or off-site contaminated sediments have been alleged. The following discussion provides additional details regarding the current status of certain sites.

     Massena. Since 1989, Alcoa has been conducting investigations and studies of the Grasse River, adjacent to Alcoa's Massena, New York plant site, under order from the U.S. Environmental Protection Agency (EPA) issued under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund. Sediments and fish in the river contain varying levels of polychlorinated biphenyl (PCB).

     In the fourth quarter of 1999, Alcoa submitted an Analysis of Alternatives Report to the EPA. This report identified potential courses of remedial action related to the PCB contamination of the river. The EPA indicated to Alcoa that it believed additional remedial alternatives needed to be included in the Analysis of Alternatives Report. During 2000 and 2001, Alcoa completed certain studies and investigations on the river, including pilot tests of sediment-capping techniques and other remediation technologies. In February 2002, Alcoa submitted a revised draft Analysis of Alternatives Report based on these additional evaluations and included additional remedial alternatives required by the EPA. The additional alternatives required by the EPA involve removal of more sediment than was included in the 1999 Analysis of Alternatives Report. The range of costs associated with the remedial alternatives evaluated in the 2002 report is between $2 and $525. Alcoa believes that several of those alternatives, involving the largest amounts of sediment removal, should not be selected for the Grasse River remedy. Alcoa believes the alternatives that should be selected are those ranging from monitored natural recovery ($2) to a combination of moderate dredging and capping ($90). A reserve of $2 has been recorded for any probable losses, as no one of the alternatives is more likely to be selected than any other.

     Portions of the St. Lawrence River system adjacent to the former Reynolds plant were also contaminated with PCB, and during 2001, Alcoa substantially completed a dredging remedy for the St. Lawrence River. Further analysis of the condition of the sediments is being performed. Any required additional dredging or capping of residual contamination is likely to be completed during the 2003 construction season. The most probable cost of any such additional remediation is fully reserved.

     Alcoa is aware of natural resource damage claims that may be asserted by certain federal, state and tribal natural resource trustees at these locations.

     Point Comfort/Lavaca Bay. Since 1990, Alcoa has undertaken investigations and evaluations concerning alleged releases of mercury from its Point Comfort, Texas facility into the adjacent Lavaca Bay pursuant to a Superfund order from the EPA. In March 1994, the EPA listed the "Alcoa (Point Comfort)/Lavaca Bay Site" on the National Priorities List. In December 2001, the EPA issued its Record of Decision (ROD) for the site. That ROD selected the final remedial approach for the site, which is fully reserved. The company is negotiating a Consent Order with the EPA under which it will undertake to implement the remedy. The company and certain federal and state natural resource trustees, who previously served Alcoa with notice of their intent to file suit to recover damages for alleged loss or injury of natural resources in Lavaca Bay, have cooperatively identified restoration alternatives and approaches for Lavaca Bay. The cost of such restoration is reserved and Alcoa anticipates negotiating a Consent Decree with the trustees under which it will implement the restoration.

     Troutdale. In 1994, the EPA added Reynolds' Troutdale, Oregon primary aluminum production plant to the National Priorities List of Superfund sites. Alcoa is cooperating with the EPA and, under a September 1995 Consent Order, is working with the EPA to identify cleanup solutions for the site. Following curtailment of active production operations and based on further evaluation of remedial options, the company has determined the most probable cost of cleanup. This amount has been fully reserved. The company anticipates a final ROD to be issued by the EPA in 2002.

     Sherwin. In connection with the sale of the Sherwin alumina refinery in Texas, which was required to be divested as part of the Reynolds merger in 2000 (see Note C), Alcoa has agreed to retain responsibility for the remediation of certain properties, including former waste disposal areas, and a share of the ultimate closure costs of other active waste disposal areas. The most probable cost of such remediation has been evaluated and is fully reserved.

     Based on the above, it is possible that Alcoa's results of operations, in a particular period, could be materially affected by matters relating to these sites. However, based on facts currently available, management believes that adequate reserves have been provided and that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.

     Alcoa's remediation reserve balance at the end of 2001 and 2000 was $431 and $447 (of which $74 and $78 were classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the 2001 reserve balance, approximately 8% relates to the Massena, New York plant sites, 6% relates to the Troutdale, Oregon plant site, and 23% relates to the Sherwin, Texas site. Remediation costs charged to the reserve were $72 in 2001, $77 in 2000 and $47 in 1999. They include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2001, the reserve balance was increased by $56 primarily as a result of acquisitions and the shutdown of the company's magnesium plant in Addy, Washington. In 2000, the reserve balance was increased by $350 as a result of acquisitions.

     Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

Supplemental Financial Information

Quarterly Data (unaudited)
(dollars in millions, except per-share amounts)

2001                        First   Second    Third    Fourth     Year
-----------------------------------------------------------------------
Sales                   $  6,176    $5,991   $5,511   $5,181   $22,859
Income (loss) from
   operations                500       339      391     (114)    1,116
Net income (loss)*           404       307      339     (142)+     908
Earnings per share:
   Basic                    0.47      0.36     0.40    (0.17)     1.06
   Diluted                  0.46      0.35     0.39    (0.17)     1.05
-----------------------------------------------------------------------

* After special charges of $114, or 13 cents per share, in the second quarter and $241, or 28 cents per share, in the fourth quarter (See Note B) +The 2001 fourth quarter includes an after-tax credit of $22, or three cents per share, related to changes in the LIFO index.

2000                        First   Second    Third    Fourth     Year
-----------------------------------------------------------------------
Sales                   $  4,509    $5,569   $6,298   $6,560   $22,936
Income from
   operations                457       462      459      492     1,870
Net income                   347       377      368      392*    1,484
Earnings per share:
   Basic                     .47       .47      .42      .45      1.82
   Diluted                   .47       .47      .42      .45      1.80
-----------------------------------------------------------------------

* The 2000 fourth quarter includes an after-tax credit of $18, or two cents per share, related to changes in the LIFO index and LIFO liquidations.

Number of Employees (unaudited)
                                              2001       2000      1999
-----------------------------------------------------------------------
Other Americas                              38,700     46,500    45,100
U.S.                                        56,500     61,600    38,400
Europe                                      27,700     27,400    18,800
Pacific                                      6,100      6,500     5,400
-----------------------------------------------------------------------
                                           129,000    142,000   107,700
-----------------------------------------------------------------------

Shareholder Information

Annual Meeting

The annual meeting of shareholders will be at 9:30 a.m. Friday, April 19, 2002 at the Westin Convention Center Pittsburgh.

Company News

Visit www.alcoa.com for current stock quotes, Securities and Exchange Commission
(SEC) filings, quarterly earnings reports and other company news. This information is also available toll-free 24 hours a day by calling 1 800 522 6757 (in the U.S. and Canada) or 1 402 572 4993 (all other calls). Reports may be requested by voice, fax or mail.

     Copies of the annual report, Forms 10-K and 10-Q may be requested through the Internet, by calling the toll-free numbers, or by writing to Corporate Communications at the corporate center address.

Investor Information

Security analysts and investors may write to Director - Investor Relations at 390 Park Avenue, New York, NY 10022-4608, call 1 212 836 2674, or E-mail investor.relations@alcoa.com.

Other Publications

For a report of contributions and programs supported by Alcoa Foundation, write Alcoa Foundation at the corporate center address, visit www.alcoa.com or call 1 412 553 2348.

     For a report on Alcoa's environmental, health and safety performance, write Alcoa EHS Department at the corporate center address or visit www.alcoa.com.

Dividends

Alcoa's objective is to pay common stock dividends at rates competitive with other investments of equal risk and consistent with the need to reinvest earnings for long-term growth. In January 2002, the Board of Directors approved a 20% increase in the quarterly common stock dividend from 12.5 cents per share to 15 cents per share. The Board also approved eliminating the variable dividend that was equal to 30% of Alcoa's annual earnings over $1.50 per basic share. Basic earnings per share for 2001 did not meet the $1.50 threshold. Quarterly dividends are paid to shareholders of record at each quarterly distribution date.

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

Shareholder Services

Shareholders with questions on account balances; dividend checks, reinvestment or direct deposit; address changes; lost or misplaced stock certificates; or other shareholder account matters may contact Alcoa's stock transfer agent, registrar and dividend disbursing agent:

Equiserve Trust Company, N.A.       Telephone Response Center:
P.O. Box 2500                       1 800 317 4445
Jersey City, NJ 07303-2500          Outside U.S. and Canada:
                                    1 201 324 0313

Internet address: www.equiserve.com
Telecommunications Device for the Deaf (TDD): 1 201 222 4955

For shareholder questions on other matters related to Alcoa, write to Donna Dabney, Office of the Secretary, at the corporate center headquarters address or call 1 412 553 4707.

Stock Listing

Common: New York Stock Exchange, The Electronical Stock Exchange in Switzerland, the Australian Stock Exchange and exchanges in Brussels, Frankfurt and London
Preferred: American Stock Exchange
Ticker symbol: AA

Quarterly Common Stock Information

                        2001                            2000
             ---------------------------   ----------------------------
Quarter         High      Low   Dividend      High       Low   Dividend
-----------------------------------------------------------------------
First        $ 39.58   $ 30.63    $ .150    $ 43.63   $ 30.41    $ .125
Second         45.71     33.75      .150      37.06     27.88      .125
Third          42.00     27.36      .150      34.94     23.25      .125
Fourth         40.50     29.82      .150      35.00     23.13      .125
-----------------------------------------------------------------------
Year         $ 45.71   $ 27.36    $ .600    $ 43.63   $ 23.13    $ .500
-----------------------------------------------------------------------

Common Share Data

                        Estimated number            Average shares
                        of shareholders*          outstanding (000)
-------------------------------------------------------------------
2001                           266,800                    857,990
2000                           265,300                    814,229
1999                           185,000                    733,888
1998                           119,000                    698,228
1997                            95,800                    688,904
-------------------------------------------------------------------

* These estimates include shareholders who own stock registered in their own names and those who own stock through banks and brokers.

Corporate Center

Alcoa                                    Alcoa Inc. is incorporated
201 Isabella St. at 7th St. Bridge       in the Commonwealth
Pittsburgh, PA 15212-5858                of Pennsylvania.
Telephone: 1 412 553 4545
Fax: 1 412 553 4498
Internet: www.alcoa.com

66