Form 10-K, Exhibit 13
period 2002-12-31
ALCOA INC
filed 2003-02-28
CIK 4281

EXHIBIT 13

SELECTED FINANCIAL DATA

(in millions, except per-share amounts and ingot prices)

	2002	2001	2000	1999	1998
Sales	$20,263	$22,497	$22,659	$16,133	$15,259
Income from continuing operations	498	907	1,477	1,048	848
(Loss) income from discontinued operations	(112)	1	12	6	5
Cumulative effect of accounting change	34	—	(5)	—	—
Net income	420	908	1,484	1,054	853
Earnings (loss) per share:
Basic:
Income from continuing operations	.59	1.06	1.81	1.42	1.21
(Loss) income from discontinued operations	(.13)	—	.02	.01	.01
Cumulative effect of accounting change	.04	—	(.01)	—	—

Net income	.50	1.06	1.82	1.43	1.22
Diluted:
Income from continuing operations	.58	1.05	1.79	1.40	1.20
(Loss) income from discontinued operations	(.13)	—	.02	.01	.01
Cumulative effect of accounting change	.04	—	(.01)	—	—

Net income	.49	1.05	1.80	1.41	1.21

Alcoa’s average realized price per pound for aluminum ingot	.66	.72	.77	.67	.67
LME average 3-month price per pound for aluminum ingot	.62	.66	.71	.63	.63

Cash dividends paid per common share	.600	.600	.500	.403	.375
Total assets	29,810	28,355	31,691	17,066	17,463
Short-term borrowings	37	162	2,715	340	431
Long-term debt	8,450	6,486	5,408	2,718	3,051

The financial information for all prior periods has been reclassified to reflect assets held for sale and discontinued operations.

See Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the Consolidated Financial Statements for a discussion of special items, the adoption of new accounting standards, goodwill impairment, and discontinued operations that impacted net income in 2002 and special items, gains on asset sales, and various charges to cost of goods sold and selling and general administrative expenses that impacted net income in 2001. In 2000, net income includes the cumulative effect of accounting change for revenue recognition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(dollars in millions, except per-share amounts and ingot prices; shipments in thousands of metric tons [mt])

Certain statements in this report under this caption and elsewhere relate to future events and expectations and, as such, constitute forward-looking statements. Forward-looking statements also include those containing such words as “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects,” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements of Alcoa to be different from those expressed or implied in the forward-looking statements. For discussion of some of the specific factors that may cause such a difference, see Notes L and W to the Consolidated Financial Statements and the disclosures included below under Segment Information and Market Risks.

Alcoa is the world’s leading producer of primary aluminum, fabricated aluminum, and alumina, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating, and recycling. Aluminum is a commodity that is traded on the London Metal Exchange (LME) and priced daily based on market supply and demand. Aluminum and alumina represent approximately two-thirds of Alcoa’s revenues, and the price of aluminum influences the operating results of Alcoa. Nonaluminum products include precision castings, industrial fasteners, vinyl siding, consumer products, food service and flexible packaging products, plastic closures, fiber-optic cables, and electrical distribution systems for cars and trucks.

Alcoa is a global company operating in 39 countries. North America is the largest market with 67% of Alcoa’s revenues. Europe is also a significant market with 21% of the company’s revenues. Alcoa also has investments and activities in Asia and Latin America, which present opportunities for substantial growth, particularly in Brazil, China, and Korea. Governmental policies and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these emerging markets.

RESULTS OF OPERATIONS

EARNINGS SUMMARY

Alcoa’s net income for 2002 was $420, or $0.49 per diluted share, compared with $908, or $1.05 per share, in 2001. The decline in net income is primarily due to lower realized prices for alumina and aluminum; lower volumes in businesses serving the aerospace, commercial building and construction, telecommunications, and industrial gas turbine markets; power sales that were recognized in 2001; a goodwill impairment charge; lower gains on sales of assets and lower equity income in 2002; and losses recognized on discontinued operations in 2002. Partially offsetting these declines were benefits resulting from continued focus on cost savings and restructuring initiatives; lower costs recognized in 2002 for contract losses, customer claims and bad debts; the favorable impact in 2002 of ceasing amortization of goodwill and recording cumulative effect income for the change in accounting for goodwill; lower restructuring charges recognized in 2002 compared with 2001; and lower minority interests' share of earnings. See the discussion that follows for additional details on the results of operations.

During the fourth quarter of 2002, Alcoa performed a portfolio review of its businesses and the markets they serve. As a result of this review, Alcoa committed to a plan to divest certain noncore businesses that do not meet internal growth and return measures. Certain of the businesses to be divested were classified as discontinued operations and a $78 (after tax and minority interests) impairment charge was recorded to reduce the carrying value of these businesses to their estimated fair value less costs to sell. These businesses include Alcoa’s commodity automotive fasteners business, certain fabricating businesses serving the residential building and construction market in North America, and a packaging business in South America. Alcoa also intends to divest the protective packaging business of Ivex Packaging Corporation (Ivex), as this line of business does not meet future growth plans of the company.

Certain other businesses to be divested were classified as assets held for sale due to management’s belief that Alcoa may enter into supply agreements in connection with the sale of these businesses. Alcoa recorded a loss of $143 (after tax and minority interests) in special items, representing the impairment charge to reduce these businesses to their estimated fair value less costs to sell. These businesses include certain architectural products businesses in North America, certain fabricating and packaging operations in South America, and foil facilities in St. Louis, MO and Russellville, AR.

The financial information of all prior periods has been reclassified to reflect these businesses as assets held for sale and/or discontinued operations. See Note B to the Consolidated Financial Statements for further information.

Alcoa’s net income for 2001 was $908, or $1.05 per diluted share, compared with $1,484, or $1.80 per share, in 2000. Net income in 2001 included special after-tax charges of $355 related to the strategic restructuring of Alcoa’s primary and fabricating businesses to optimize assets and lower costs. Results for 2001 were also negatively affected by lower realized prices and lower volumes due to weak market conditions in the transportation, building and construction, and distribution markets. Also impacting earnings in 2001 were costs incurred for contract losses, customer claims, and bad debts. These negative factors were partially offset by cost savings and gains on the sales of businesses. In 2001, Alcoa announced a goal to reduce costs by $1,000 by December 2003.

Return on average shareholders’ equity for 2002 was 4.1% compared with 8.3% in 2001 and 16.8% in 2000. The decrease in 2002 was primarily due to lower earnings, as discussed above. The decrease in 2001 was due to the earnings decline mentioned above and a larger average number of shares outstanding during the period primarily resulting from the Reynolds acquisition in 2000.

SALES—Sales in 2002 were $20,263 compared with sales of $22,497 in 2001. The 10% decline in sales was primarily due to lower volumes in downstream businesses serving the aerospace, commercial building and construction, telecommunications, and industrial gas turbine markets; lower realized prices for alumina and aluminum; the lack of power sales in 2002 that were recognized in 2001; the divestiture of Thiokol Propulsion (Thiokol) in 2001; and the contribution of the net assets of Reynolds’ metals distribution business (RASCO) in 2001 to a joint venture, Integris Metals, Inc. (Integris), in which Alcoa retained a 50% equity interest. These decreases were somewhat offset by increased volumes in businesses serving the automotive and commercial transportation markets, increased volumes in the alumina and primary metals businesses, and the acquisitions of Ivex and several smaller businesses.

Sales in 2001 of $22,497 were essentially flat compared with sales of $22,659 in 2000. The positive impact in 2001 of the full year’s results of the Reynolds and Cordant acquisitions made in 2000 was offset by lower realized prices for alumina and aluminum, lower volumes, and the sale of Thiokol.

COST OF GOODS SOLD—COGS as a percentage of sales was 80.2% in 2002 compared with 78% in 2001. The increase in the percentage in 2002 was primarily due to lower realized prices, the lack of significant power sales in 2002, and lower volumes. These unfavorable impacts were somewhat offset by ongoing cost reductions generated by productivity and purchasing cost savings and a higher LIFO benefit of $38 in 2002 as a result of a reduction in inventories and lower purchased material costs.

COGS as a percentage of sales was 78% in 2001 compared with 75.5% in 2000. The increase in the percentage was primarily due to lower realized prices, lower volumes, and a full year’s impact of the higher cost of sales ratios of the acquired Reynolds and Cordant businesses. Additionally, COGS was impacted by a pretax charge of $56 for contract losses, customer claims, and the power failure at the company’s Warrick, IN smelter. Partially offsetting these negative factors were cost savings and operating improvements.

SELLING AND GENERAL ADMINISTRATIVE EXPENSES—S&GA expenses were $1,147, or 5.7% of sales, in 2002 compared with S&GA expenses of $1,256, or 5.6% of sales, in 2001, resulting in a decrease of $109. The 9% decrease in S&GA expenses in 2002 was primarily due to lower bad debt expense, bad debt recoveries, and lower employee compensation costs.

S&GA expenses in 2001 increased to $1,256 compared with S&GA expenses of $1,088, or 4.8% of sales, in 2000. The increase in S&GA expenses in 2001 was primarily due to customer bad debt write-offs of $78 and the full-year impact of the acquisitions of Reynolds and Cordant.

RESEARCH AND DEVELOPMENT EXPENSES—R&D expenses were $214 in 2002 compared with $203 in 2001 and $194 in 2000. The increases were primarily due to increases in spending in the Primary Metals segment related to inert anode technology. The full-year impact in 2001 of acquisitions made in 2000 also contributed to the increase in R&D expenses in 2001 compared with 2000.

PROVISION FOR DEPRECIATION, DEPLETION, AND AMORTIZATION—The provision for depreciation, depletion, and amortization was $1,108 in 2002 compared with $1,234 in 2001. The 10% decrease was primarily the result of ceasing amortization of goodwill in 2002 under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The elimination of goodwill amortization expense of $171 in 2002 was partly offset by increases in depreciation and amortization expense related to acquisitions in 2002.

The provision for depreciation, depletion, and amortization was $1,234 in 2001 compared with $1,199 in 2000. The 3% increase was primarily due to the full-year impact of the Reynolds and Cordant acquisitions.

IMPAIRMENT OF GOODWILL—In the fourth quarter of 2002, Alcoa recorded an impairment charge of $44 for goodwill associated with its operations serving the telecommunications market. Alcoa’s telecommunications business experienced lower than expected operating profits and cash flows in the second half of 2002. As a result of this trend and the overall industry expectations, the projected operating profits and cash flows for the telecommunications business were reduced for the next five years. The projected decline in cash flows resulted in the recognition of the $44 impairment loss.

SPECIAL ITEMS—Special items of $407 were recognized in 2002 compared with $565 in 2001. During 2002, Alcoa recorded special charges of $407 ($261 after tax and minority interests) for restructurings, consisting of charges of $39 ($23 after tax and minority interests) in the third quarter of 2002 and charges of $368 ($238 after tax and minority interests) in the fourth quarter of 2002. The third quarter special charge of $39 was primarily the result of the curtailment of aluminum production at three smelters. Alcoa temporarily curtailed aluminum production at its Badin, NC plant and permanently closed its Troutdale, OR plant as well as approximately 25% of the capacity at its Rockdale, TX facility. The remaining carrying value and results of operations related to these facilities were not material. The fourth quarter special charge of $368 was primarily the result of restructuring operations for those businesses experiencing negligible growth due to continued market declines as well as the decision to divest certain businesses that have failed to meet internal growth and return measures. Of the total special charge of $368, $154 ($95 after tax and minority interests) was related to the restructuring of operations of businesses serving the aerospace, automotive, and industrial gas turbine markets, and in the U.S. smelting system. The remaining $214 ($143 after tax and minority interests) of the total special charge of $368 was related to impairment charges on businesses to be divested, comprised of certain architectural products businesses in North America, certain fabricating and packaging operations in South America, and foil facilities in St. Louis, MO and Russellville, AR.

The 2002 charges were comprised of asset write-downs of $278, consisting of $136 of goodwill on businesses to be divested, as well as $142 for structures, machinery, and equipment; employee termination and severance costs of $105 related to approximately 8,500 salaried and hourly employees at over 70 locations, primarily in Mexico, Europe, and the U.S.; and exit costs, including environmental, demolition, and lease termination costs, of $31. Special charges in 2002 were not recorded in the segment results. The impact to the segments would have been a pretax charge of $3 in Alumina and Chemicals, $64 in Primary Metals, $65 in Flat-Rolled Products, $199 in Engineered Products, $46 in Packaging and Consumer, and $28 in the Other group.

Alcoa expects to substantially complete all actions relative to the 2002 restructuring charges by the end of 2003. Cost savings associated with lower employee and other costs are anticipated to be approximately $75 to $100 in 2003 and $125 to $150 in 2004. Cost savings associated with suspending depreciation on these assets are expected to be approximately $35 in 2003.

During 2001, Alcoa recorded charges of $565 ($355 after tax and minority interests) as a result of a restructuring plan based on a strategic review of the company’s primary products and fabricating businesses aimed at optimizing and aligning its manufacturing systems with customer needs, while positioning the company for stronger profitability. The charge of $565 consisted of a charge of $212 ($114 after tax and minority interests) in the second quarter of 2001 and a charge of $353 ($241 after tax and minority interests) in the fourth quarter of 2001. The second quarter charge was primarily due to actions taken in Alcoa’s primary products businesses because of economic and competitive conditions. These actions included the shutdown of three facilities in the U.S. The fourth quarter charge was primarily due to actions taken in Alcoa's fabricating businesses. These actions included the shutdown of 15 facilities in the U.S. and Europe.

The 2001 special charges consisted of asset write-downs of $371, employee termination and severance costs of $178 related to workforce reductions of approximately 10,400 employees, and other exit costs of $16 related to the shutdown of facilities. These charges were not recorded in the segment results. The impact to the segments would have been a pretax charge of $94 in Alumina and Chemicals, $157 in Primary Metals, $105 in Flat-Rolled Products, $126 in Engineered Products, and $63 in the Other group.

During 2002, various adjustments were recorded to the 2001 restructuring program reserves. Additional restructuring charges of $18 were recorded for additional asset impairments related to the 2001 restructuring plan and for additional employee termination and severance costs, primarily related to additional severance costs not accruable in 2001 for layoffs of approximately 250 salaried and hourly employees, primarily in Europe and Mexico. Also, reversals of restructuring reserves of $32 were recorded due to changes in estimates of liabilities resulting from lower than expected costs associated with certain plant shutdowns and disposals.

As of December 31, 2002, approximately 9,200 of the 10,650 employees associated with the 2001 restructuring program had been terminated. The remaining reserve balance associated with the 2001 restructuring program was approximately $130 at December 31, 2002. This reserve consisted primarily of asset write-down costs of $60 and employee termination and severance costs of $70. These reserves are for ongoing site remediation work and employee layoff costs that primarily consist of monthly payments made over an extended period.

INTEREST EXPENSE—Interest expense was $350 in 2002 compared with $371 in 2001. The 6% decrease in 2002 was primarily due to lower average effective interest rates, partially offset by higher borrowings during the year.

In 2001, interest expense decreased 13% to $371, from $427 in 2000, due to lower interest rates as well as the pay down of debt, primarily short-term borrowings.

OTHER INCOME—Other income was $179 in 2002 compared with $308 in 2001. The 42% decrease was primarily due to $62 higher net gains on asset sales in 2001, as noted below, and a decrease of $46 in equity earnings, driven by lower earnings at Elkem ASA (Elkem).

In 2001, other income increased to $308 compared with $154 in 2000. The increase was primarily due to $114 ($93 after tax) of gains on asset sales related primarily to the sales of Thiokol, Alcoa Proppants, Inc., and Alcoa's interest in a Latin American cable business, as well as the impact of foreign currency exchange adjustments.

Foreign exchange losses included in other income were $30 in 2002, $11 in 2001, and $82 in 2000.

INCOME TAXES—Alcoa’s effective tax rate of 31.5% in 2002 differed from the statutory rate of 35% and Alcoa's 2001 and 2000 effective tax rates of 31.9% and 33.5%, respectively, primarily due to taxes on foreign income, the impact of ceasing goodwill amortization, and adjustments to prior-year taxes.

MINORITY INTERESTS—Minority interests’ share of income from operations was $135 in 2002 compared with $208 in 2001 and $381 in 2000. The decreases were due to lower earnings at Alcoa Aluminio, Alcoa World Alumina and Chemicals, and Alcoa Fujikura Ltd. (AFL). The goodwill impairment charge of $44 (pretax) contributed to the earnings decline of AFL in 2002.

LOSS FROM DISCONTINUED OPERATIONS—Loss from discontinued operations was $112 in 2002 compared with income from discontinued operations of $1 in 2001 and $12 in 2000. The loss of $112 recognized in 2002 is comprised of $34 in operating losses of certain businesses to be disposed of as well as an impairment loss of $78 recognized for the write-down of the carrying amount of the businesses to estimated fair value less costs to sell. See Note B to the Consolidated Financial Statements for further information.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE—Cumulative effect income of $34 was recognized in 2002 for the change in accounting for goodwill under SFAS No. 142. A cumulative effect loss of $5 was recognized in 2000 for the change in accounting for revenue recognition under Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements.” See Notes A and D to the Consolidated Financial Statements for further information.

SEGMENT INFORMATION

Alcoa’s operations consist of five worldwide segments: Alumina and Chemicals, Primary Metals, Flat-Rolled Products, Engineered Products, and Packaging and Consumer. Alcoa businesses that are not reported to management as part of one of these five segments are aggregated and reported as “Other.” Alcoa’s management reporting system measures the after-tax operating income (ATOI) of each segment. Nonoperating items, such as interest income, interest expense, foreign exchange gains/losses, the effects of last-in, first-out (LIFO) inventory accounting, minority interests, special items, discontinued operations, and accounting changes are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative expenses and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments, and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate, assets held for sale, and other amounts.

ATOI for all segments totaled $1,481 in 2002 compared with $2,042 in 2001 and $2,377 in 2000. See Note O to the Consolidated Financial Statements for additional information. The following discussion provides shipment, revenue, and ATOI data for each segment for the years 2000 through 2002. The financial information and data on shipments of all prior periods have been reclassified to reflect discontinued operations.

ALUMINA AND CHEMICALS

	2002	2001	2000
Alumina production (mt)	13,027	12,527	13,968
Third-party alumina shipments (mt)	7,486	7,217	7,472
Third-party sales	$1,743	$1,908	$2,108
Intersegment sales	955	1,021	1,104

Total sales	$2,698	$2,929	$3,212

After-tax operating income	$315	$471	$585

This segment consists of Alcoa’s worldwide alumina and chemicals system that includes the mining of bauxite, which is then refined into alumina. Alumina is sold directly to internal and external smelter customers worldwide or is processed into industrial chemical products. The industrial chemical products are sold to a broad spectrum of markets including refractories, ceramics, abrasives, chemicals processing, and other specialty applications. Slightly more than half of Alcoa’s alumina production is sold under supply contracts to third parties worldwide, while the remainder is used internally. Alumina comprises approximately three-quarters of the total third-party sales.

In 2002, third-party sales of alumina decreased 8% compared with 2001, primarily due to an 11% decline in realized prices, which more than offset increased shipments. In 2001, third-party sales of alumina decreased 13% compared with 2000, primarily due to a decrease in shipments of 3% and a decrease in realized prices of 10%.

Third-party sales of alumina-based chemical products were down 12% in 2002 compared to 2001 and down 31% in 2001 compared with 2000, primarily due to lower volumes.

ATOI for this segment declined 33% in 2002 compared with 2001, primarily due to lower realized prices, partially offset by increased volumes and cost improvements. ATOI in 2001 fell 20% from 2000 due to lower volumes resulting from production curtailments at Point Comfort, TX and Brazil and the shutdown of the alumina refinery in St. Croix, as well as lower prices.

PRIMARY METALS

	2002	2001	2000
Aluminum production (mt)	3,500	3,488	3,539
Third-party aluminum shipments (mt)	2,073	1,873	2,071
Third-party sales	$3,174	$3,432	$3,756
Intersegment sales*	2,655	2,849	3,395

Total sales	$5,829	$6,281	$7,151

After-tax operating income	$650	$905	$1,000

*	Intersegment sales have been adjusted from amounts previously reported to reflect the elimination of intrasegment sales. These adjustments had no impact on ATOI.

This segment consists of Alcoa’s worldwide smelter system. Primary Metals receives alumina primarily from the Alumina and Chemicals segment and produces aluminum ingot to be used by Alcoa’s fabricating businesses, as well as sold to external customers, aluminum traders, and commodity markets. Results from the sale of aluminum powder, scrap, and excess power are also included in this segment, as well as the results of aluminum derivative contracts. Aluminum ingot produced by Alcoa and used internally is transferred to other segments at prevailing market prices. The sale of ingot represents approximately 90% of this segment’s third-party sales.

Third-party sales in 2002 decreased $258, or 8%, compared with 2001. Higher shipments in 2002 were more than offset by lower realized prices and the lack of significant power sales resulting from production curtailments at plants located in the northwestern U.S. in 2001. Third-party sales in 2001 decreased $324, or 9%, from 2000. The decrease was primarily due to a 10% decrease in shipments and lower realized prices, partially offset by power sales and the full-year results of the Reynolds acquisition. Alcoa’s average third-party realized price for ingot in 2002 was 66 cents per pound, a decrease of 8% from the average realized price of 72 cents per pound in 2001. In 2000, the average realized price was 77 cents. This compares with average 3-month prices on the LME of 62 cents per pound in 2002, 66 cents per pound in 2001, and 71 cents per pound in 2000.

ATOI for this segment decreased $255, or 28%, in 2002 compared with 2001. The decline was primarily due to lower realized prices and the lack of significant power sales in 2002. These decreases were somewhat offset by increased volumes and lower foreign taxes. ATOI decreased by $95, or 10%, in 2001 compared with 2000. The decrease was primarily attributed to lower volumes and lower prices, partially offset by power sales. The year-over-year impact of power sales, net of volume-related decreases, was approximately $50.

Alcoa has approximately 445,000 mt per year (mtpy) of idle capacity on a base capacity of 3,948,000 mtpy.

FLAT-ROLLED PRODUCTS

	2002	2001	2000
Third-party aluminum shipments (mt)	1,774	1,818	1,960
Third-party sales	$4,640	$4,999	$5,446
Intersegment sales	68	64	97

Total sales	$4,708	$5,063	$5,543

After-tax operating income	$220	$262	$299

This segment’s principal business is the production and sale of aluminum plate, sheet, and foil. This segment includes rigid container sheet (RCS), which is sold directly to customers in the packaging and consumer market and is used to produce aluminum beverage cans. Seasonal increases in RCS sales are generally experienced in the second and third quarters of the year. This segment also includes sheet and plate used in transportation and distributor markets, of which approximately two-thirds is sold directly to customers while the remainder is sold through distributors. Approximately 60% of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining 40% of third-party sales consists of RCS. Sales of RCS, sheet, and plate are dependent on a relatively small number of customers.

In 2002, third-party sales decreased $359, or 7%, compared with 2001. The decrease was primarily due to lower metal prices, an unfavorable mix for sheet and plate in the U.S. and Europe due to continued weakness in the aerospace market, and lower volumes for RCS and sheet and plate in Europe. In 2001, third-party sales from this segment decreased by $447, or 8%, compared with 2000. This decrease was driven primarily by 7% lower shipments due to weakness in the transportation and distribution markets in North America and Europe, partially offset by sales increases resulting from the acquisition of British Aluminium and improved mix on sheet and plate sales.

ATOI for this segment decreased $42, or 16%, in 2002 compared with 2001. The decrease in 2002 was primarily due to unfavorable product mix for sheet and plate in the U.S. and Europe, as well as lower volumes and lower prices in Europe. These decreases were partially offset by cost savings in the RCS business. ATOI decreased $37, or 12%, in 2001 compared with 2000 due to lower volumes in North America and Europe, which were partly offset by a more profitable product mix for sheet and plate in the U.S.

ENGINEERED PRODUCTS

	2002	2001	2000
Third-party aluminum shipments (mt)	891	900	1,021
Third-party sales	$5,018	$5,765	$5,199
Intersegment sales	34	35	62

Total sales	$5,052	$5,800	$5,261

After-tax operating income	$107	$173	$198

This segment includes hard- and soft-alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings, and wheels. These products serve the transportation, building and construction, and distributor markets and are sold directly to customers and through distributors.

Third-party sales decreased $747, or 13%, in 2002 compared with 2001. The decrease was primarily due to lower volumes in businesses serving the aerospace, industrial gas turbine, and commercial building and construction markets as these markets continued to decline, somewhat offset by increased volumes in businesses serving the commercial transportation market during the year. In 2001, third-party sales increased $566, or 11%, compared with 2000, primarily due to a full year’s results of the 2000 acquisitions of Reynolds, Cordant, and British Aluminium, partially offset by a decrease in volume primarily in North America due to weakness in the transportation and distributor markets.

ATOI for this segment decreased $66, or 38%, in 2002 compared with 2001. The decrease was primarily due to declining volumes as a result of continued weakness in certain markets, as noted, partially offset by productivity and purchasing cost savings, higher volumes due to a stronger commercial transportation market during the year, and the absence of goodwill amortization of $61 in 2002. ATOI decreased $25, or 13%, in 2001 compared with 2000. This decrease was primarily due to decreased volumes and prices as a result of weak market conditions and the impact of exchange rate fluctuations in Brazil, somewhat offset by the positive impact of acquisitions and cost reduction efforts.

PACKAGING AND CONSUMER

	2002	2001	2000
Third-party aluminum shipments (mt)	162	141	119
Third-party sales	$2,882	$2,691	$2,079

After-tax operating income	$198	$184	$131

This segment includes consumer products, foodservice, flexible packaging, and packaging graphics design, as well as closures and packaging machinery businesses. The principal products in this segment include aluminum foil; plastic wraps and bags; metal and plastic beverage and food closures; flexible packaging; prepress services; and thermoformed plastic containers and extruded plastic sheet and film. Consumer products are marketed under brands including Reynolds Wrap®, Diamond®, Baco®, and Cut- Rite® wax paper. Seasonal increases generally occur in the third and fourth quarters of the year for such products as consumer foil and plastic wraps and bags, while seasonal slowdowns for closures generally occur in the fourth quarter of the year. Products are generally sold directly to customers, consisting of supermarkets, beverage companies, food processors, retail chains, and commercial foodservice distributors.

Third-party sales increased $191, or 7%, in 2002 compared with 2001. The increase was primarily due to the acquisition of Ivex in 2002, which contributed approximately $240, as well as higher volumes in the closures, consumer products, and packaging design businesses. These increases were partly offset by lower volumes, lower prices, and currency devaluation in Latin America. Third-party sales increased $612, or 29%, in 2001 compared with 2000. The increase was primarily due to the full-year results of the Reynolds acquisition as well as several smaller acquisitions in 2000.

ATOI increased $14, or 8%, in 2002 compared with 2001. The increase was primarily due to the acquisition of Ivex, which contributed approximately $12. Also impacting ATOI, to a lesser extent, were higher volumes in the closures, consumer products, and packaging design businesses, as well as cost savings across various businesses within this segment. These increases were partially offset by the negative impact of the business conditions in Latin America, as noted. ATOI increased $53, or 40%, in 2001 compared with 2000, due primarily to acquisitions as well as improved volumes in closures sales.

OTHER

	2002	2001	2000
Third-party aluminum shipments (mt)	308	228	187
Third-party sales	$2,806	$3,702	$4,071

After-tax operating income	$(9)	$47	$164

This group includes other Alcoa businesses that are not included in the segments previously mentioned. This group includes AFL, which produces electrical components for the automotive industry and fiber-optic cable and provides services to the telecommunications industry; the residential building products operations, Alcoa Home Exteriors (formerly Alcoa Building Products); automotive parts businesses; Thiokol, a producer of solid rocket propulsion systems (Thiokol was sold in April 2001); and RASCO (In November 2001, the net assets of RASCO were contributed to a joint venture, Integris, in which Alcoa retains a 50% equity interest. Effective January 1, 2002, equity income from Integris is included in corporate.). Products in this segment are generally sold directly to customers or through distributors. AFL sales are dependent on a relatively small number of customers. Seasonal increases in the building products business generally occur in the second and third quarters of the year.

In 2002, third-party sales decreased $896, or 24%, compared with 2001. The decrease was due to the divestiture of Thiokol and the contribution of the net assets of RASCO to a joint venture in 2001, as well as lower volumes in the AFL telecommunications business, as the market for this business continued to decline. These decreases were partially offset by volume increases in the automotive businesses (aided by the acquisition of the remaining 50% interest in Engineered Plastic Components, Inc.). In 2001, third-party sales decreased $369, or 9%, compared with 2000, due primarily to the sale of Thiokol in 2001, as well as lower volumes and prices in the AFL automotive and telecommunications businesses. These decreases were somewhat offset by improved demand for residential building products.

In 2002, ATOI for this group decreased $56 compared with 2001. The decrease was due to volume declines in the telecommunications business, an impairment loss on goodwill of $39 (before minority interests) associated with the AFL telecommunications business, and the absence of gains on the sales of Thiokol, Alcoa Proppants, Inc., and Alcoa’s interest in a Latin American cable business that were recognized in 2001. These decreases were partially offset by performance improvements in the automotive businesses and the absence of goodwill amortization that favorably impacted the segment by $32 in 2002. In 2001, ATOI for this group decreased $117 compared with 2000, primarily as a result of volume and price declines at AFL, partially offset by gains from the sales of Thiokol, Alcoa Proppants, Inc., and Alcoa’s interests in a Latin American cable business as well as improved sales of building products.

RECONCILIATION OF ATOI TO CONSOLIDATED NET INCOME—The following table reconciles segment ATOI to consolidated net income.

	2002	2001	2000
Total after-tax operating income	$1,481	$2,042	$2,377
Impact of intersegment profit eliminations	(6)	(20)	24
Unallocated amounts (net of tax):
Interest income	30	40	40
Interest expense	(227)	(242)	(278)
Minority interests	(135)	(208)	(381)
Corporate expense	(234)	(261)	(227)
Special items	(286)	(397)	—
Discontinued operations	(112)	1	12
Accounting changes	34	—	(5)
Other	(125)	(47)	(78)

Consolidated net income	$420	$908	$1,484

Items required to reconcile segment ATOI to consolidated net income include:

>	Corporate adjustments to eliminate any remaining profit or loss between segments;
>	The after-tax impact of interest income and expense;
>	Minority interests;
>	Corporate expense, comprised of general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities along with depreciation on corporate-owned assets;
>	Special items (excluding minority interests) related to restructurings in 2002 and 2001;
>	Discontinued operations;
>	Accounting changes for goodwill in 2002 and revenue recognition in 2000; and
>	Other, which includes the impact of LIFO, differences between estimated tax rates used in the segments and the corporate effective tax rate and other nonoperating items such as foreign exchange.

The increase in Other in 2002 in the reconciliation was primarily due to the impact of intracompany profit eliminations and differences between the estimated tax rates used in the segments and the corporate effective tax rate, somewhat offset by the impact of LIFO adjustments.

MARKET RISKS

In addition to the risks inherent in its operations, Alcoa is exposed to financial, market, political, and economic risks. The following discussion provides additional detail regarding Alcoa's exposure to the risks of changing commodity prices, foreign exchange rates, or interest rates.

DERIVATIVES

Alcoa’s commodity and derivative activities are subject to the management, direction, and control of the Strategic Risk Management Committee (SRMC). SRMC is composed of the chief executive officer, the chief financial officer, and other officers and employees that the chief executive officer selects. SRMC reports to the Board of Directors on the scope of its derivative activities.

All of the aluminum and other commodity contracts, as well as various types of derivatives, are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and cover underlying exposures. The company is not involved in energy-trading activities, weather derivatives, or to any material extent in other nonexchange commodity trading activities.

The following discussion includes sensitivity analyses for hypothetical changes in the commodity price, exchange rate, or interest rate contained in the various derivatives used for hedging certain exposures. In all cases, the hypothetical change was calculated based on a parallel shift in the forward price curve existing at December 31, 2002. The forward curve takes into account the time value of money and the future expectations regarding the value of the underlying commodity, currency, and interest rate.

COMMODITY PRICE RISKS—Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. As a condition of sale, customers often require Alcoa to enter into long-term fixed-price commitments. These commitments expose Alcoa to the risk of fluctuating aluminum prices between the time the order is committed and the time that the order is shipped.

Alcoa’s aluminum commodity risk management policy is to manage, through the use of futures and options contracts, the aluminum price risk associated with a portion of its fixed price firm commitments. At December 31, 2002, these contracts totaled approximately 739,000 mt with a fair value loss of approximately $21 ($14 after tax). A hypothetical 10% increase (or decrease) in aluminum ingot prices from the year-end 2002 level of $1,350 per mt would result in a pretax gain (or loss) of $93 related to these positions.

Alcoa sells products to various third parties at prices that are influenced by changes in LME aluminum prices. From time to time, the company may elect to sell forward a portion of its anticipated primary aluminum and alumina production to reduce the risk of fluctuating market prices on these sales. Toward this end, Alcoa may enter into short positions using futures and options contracts. At December 31, 2002, these contracts totaled 205,000 mt with a fair value gain of approximately $7 ($4 after tax and minority interests). These contracts act to fix a portion of the price related to these sales contracts. A hypothetical 10% increase (or decrease) in aluminum ingot prices from the year-end 2002 level of $1,350 per mt would result in a pretax loss (or gain) of $27 related to these positions.

Alcoa purchases natural gas to meet its production requirements. These purchases expose the company to the risk of higher natural gas prices. To hedge this risk, Alcoa enters into long positions, principally using futures and options. Alcoa follows a stable pattern of purchasing natural gas; therefore, it is highly likely that anticipated natural gas purchases will occur. The fair value of the contracts for natural gas was a gain of approximately $42 ($25 after tax and minority interests) at December 31, 2002. A hypothetical 25% increase (or decrease) in the market price of natural gas from year-end 2002 levels would result in a pretax gain (or loss) of $50 related to these positions.

Alcoa also purchases certain other commodities, such as electricity and fuel oil, for its operations and may enter into futures and options contracts to eliminate volatility in the prices of such products. None of these contracts were material at December 31, 2002.

FINANCIAL RISK

CURRENCIES—Alcoa is subject to significant exposure from fluctuations in foreign currencies. Foreign currency exchange contracts are used to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts cover periods commensurate with known or expected exposures, generally within three years. The fair value of these contracts was a gain of approximately $57 ($27 after tax and minority interests) at December 31, 2002.

Certain contracts, which are included in the $57 above, are used to offset a portion of the impact of exchange and interest rate changes on foreign currency denominated debt. The fair value of these contracts was a gain of approximately $33 ($13 after tax and minority interests) at December 31, 2002. Changes in the fair value of these contracts are included in other income on the Statement of Consolidated Income and offset a portion of the impact of the exchange differences on the debt.

A hypothetical 10% strengthening (or weakening) of the U.S. dollar at December 31, 2002 would result in a pretax loss (or gain) of approximately $59 related to these positions.

INTEREST RATES—Alcoa uses interest rate swaps to help maintain a strategic balance between fixed- and floating- rate debt and to manage overall financing costs. The company has entered into pay floating, receive fixed interest rate swaps to change the interest rate risk exposure of its outstanding debt. The fair value of these swaps was a gain of $80 ($52 after tax) at December 31, 2002.

At December 31, 2002 and 2001, Alcoa had $8,487 and $6,648 of debt outstanding at effective interest rates of 4.4% for 2002 and 5.0% for 2001, after the impact of settled and outstanding interest rate swaps is taken into account. A hypothetical change of 10% in Alcoa's effective interest rate from year-end 2002 levels would increase or decrease interest expense by $37.

MATERIAL LIMITATIONS—The disclosures with respect to commodity prices, interest rates, and foreign exchange risk do not take into account the underlying anticipated purchase obligations and the underlying transactional foreign exchange exposures. If the underlying items were included in the analysis, the gains or losses on the futures and options contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa’s control and could vary significantly from those factors disclosed.

Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers’ commitments. Although nonperformance is possible, Alcoa does not anticipate nonperformance by any of these parties. Futures and options contracts are with creditworthy counterparties and are further supported by cash, treasury bills, or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

For additional information on derivative instruments, see Notes A, J, and V to the Consolidated Financial Statements.

ENVIRONMENTAL MATTERS

Alcoa continues to participate in environmental assessments and cleanups at a number of locations. These include approximately 28 owned or operating facilities and adjoining properties, approximately 38 previously owned or operated facilities and adjoining properties, and approximately 72 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. For additional information, see Notes A and W to the Consolidated Financial Statements.

As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the potential costs for certain of these matters.

The following discussion provides additional details regarding the current status of Alcoa’s significant sites where the final outcome cannot be determined or the potential costs in the future cannot be estimated.

In February 2002, Alcoa submitted a final Analysis of Alternatives Report to the EPA related to PCB contamination of the Grasse River, adjacent to Alcoa’s Massena, NY plant site. The range of costs associated with the remedial alternatives evaluated in the 2002 report is between $2 and $525. Alcoa believes that rational, scientific analysis supports a remedy involving the containment of sediments in place via natural or man-made processes. Based on the current assessment of the EPA decision-making process, Alcoa has now concluded that the selection of the $2 alternative, based on natural recovery only, is remote. Alcoa continues to believe that alternatives involving the largest amounts of sediment removal should not be selected for the Grasse River remedy. Therefore, Alcoa believes that the alternatives that should reasonably be considered for selection range from engineered capping and natural recovery of $30 to a combination of moderate dredging, capping, and natural recovery of $90. Accordingly, Alcoa has adjusted the reserve for the Grasse River to $30, representing the low end of the range of possible alternatives, as no one of the alternatives is more likely to be selected than any other. The EPA’s ultimate selection of a remedy could result in additional liability. However, as the process continues, it allows for input that can influence the scope and cost of the remedy that will be selected by the EPA in its issuance of the formal Record of Decision (ROD). Alcoa may be required to record a subsequent reserve adjustment at the time the ROD is issued.

In connection with the sale of the Sherwin alumina refinery in Texas, which was required to be divested as part of the Reynolds merger in 2000, Alcoa has agreed to retain responsibility for the remediation of then existing environmental conditions, as well as a pro rata share of the final closure of the active waste disposal areas, which remain in use. Alcoa’s share of the closure costs is proportional to the total period of operation of the active waste disposal areas. Alcoa estimated its liability for the active disposal areas by making certain assumptions about the period of operation, the amount of material placed in the area prior to closure, and the appropriate technology, engineering, and regulatory status applicable to final closure. The most probable cost for remediation has been reserved. It is reasonably possible that an additional liability, not expected to exceed $75, may be incurred if actual experience varies from the original assumptions used.

Based on the foregoing, it is possible that Alcoa’s results of operations, in a particular period, could be materially affected by matters relating to these sites. However, based on facts currently available, management believes that adequate reserves have been provided and that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.

Alcoa’s remediation reserve balance at the end of 2002 was $436, of which $68 was classified as a current liability, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the 2002 reserve balance, approximately 33% relates to the Massena, NY and Sherwin, TX plant sites. Remediation expenses charged to the reserve were $50 in 2002, $72 in 2001, and $77 in 2000. These include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2002, the reserve balance was increased by $55 primarily to cover anticipated future environmental expenditures at various sites, including Massena, and for acquisitions made.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

LIQUIDITY AND CAPITAL RESOURCES

CASH FROM OPERATIONS

Cash provided from continuing operations was $1,914 in 2002 compared with $2,387 in 2001. The decrease of $473, or 20%, was primarily due to a decline in net income as a result of lower realized prices for alumina and aluminum, lower volumes in businesses serving the aerospace, commercial building and construction, telecommunications, and industrial gas turbine markets, and the lack of significant power sales that were recognized in 2001. The changes in noncash adjustments to net income were principally offset by changes in assets and liabilities. See discussion under Results of Operations for further details. Cash provided from continuing operations was $2,387 in 2001 compared with $2,835 in 2000. The decrease of $448 was primarily due to lower earnings.

FINANCING ACTIVITIES

Cash provided from financing activities was $593 in 2002 compared with cash used for financing activities of $3,127 in 2001, resulting in a change of $3,720. The largest driver of the change was in borrowing activities, including short-term borrowings, commercial paper, and long-term debt. In 2002, these activities resulted in net cash provided of $1,468, primarily used to fund the acquisitions of Ivex and Fairchild Fasteners. In 2001, these activities resulted in net cash payments to reduce borrowings by $1,458 using cash provided by proceeds from the sales of operations required to be divested from the Reynolds merger and from the sale of Thiokol. Also contributing to the increase in 2002 compared with 2001 were lower levels of common stock repurchases of $1,228, somewhat offset by a decrease in the level of common stock issued for stock compensation plans of $497.

In August 2002, Alcoa issued $1,400 of notes. Of these notes, $800 mature in 2007 and carry a coupon rate of 4.25%, and $600 mature in 2013 and carry a coupon rate of 5.375%. The proceeds from these borrowings were used to fund the acquisition of Ivex and to refinance commercial paper.

Alcoa maintains $4,000 of revolving-credit facilities with varying expiration dates as backup to its commercial paper program. In April 2002, Alcoa refinanced its $2,000 revolving-credit agreement that expired in April 2002 into a revolving-credit agreement that expires in April 2003. In addition, $1,000 in revolving-credit facilities is due to expire in August 2003. Alcoa intends to refinance both the April and August 2003 facilities in April 2003. There are no other significant maturities of revolving- credit facilities or debt issues scheduled in 2003.

Cash used for financing activities was $3,127 in 2001 compared with cash provided from financing activities of $1,552 in 2000, resulting in a change of $4,679. The largest driver of the change was in borrowing activities, including short-term borrowings, commercial paper, and long-term debt. In 2001, these activities resulted in net cash payments of $1,458, as noted above, while in 2000, these activities resulted in net cash provided of $2,694, primarily to fund the acquisition of Cordant. Also contributing to the decrease in 2001 compared with 2000 were higher common stock repurchases of $689 and higher common stock dividends of $100, partially offset by lower levels of common stock issued for stock compensation plans of $301. The increase in common stock dividends paid in 2001 compared with 2000 was due to an increase in the total dividend paid from 50 cents per share in 2000 to 60 cents per share in 2001, due to the payout of a variable dividend in addition to Alcoa's base dividend in 2001. Alcoa had a variable dividend program that provided for the distribution, in the following year, of 30% of Alcoa's annual earnings in excess of $1.50 per basic share. In January 2002, the Board of Directors approved a 20% increase in the base quarterly dividend from 12.5 cents per common share to 15 cents per common share. In addition, the Board approved eliminating the variable dividend.

In May 2001, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2011 and carry a coupon rate of 6.5%, and $500 mature in 2006 and carry a coupon rate of 5.875%. In December 2001, Alcoa issued an additional $1,500 of notes. This issue consisted of $1,000 of notes that mature in 2012 and carry a coupon rate of 6% and $500 of floating- rate notes that mature in 2004.

In August 2002, Moody’s Investors Service downgraded the long-term debt ratings of Alcoa from A1 to A2 and its rated subsidiaries principally from A2 to A3. Alcoa’s Prime-1 short-term rating was not included in the downgrade. In October 2002, Standard & Poor’s lowered Alcoa’s long- term corporate credit rating to A from A+, while affirming Alcoa’s A-1 short-term corporate credit and commercial paper ratings. The impact of the downgrades is not expected to be material to the company.

Debt as a percentage of invested capital was 43.1% at the end of 2002 compared with 35.8% for 2001 and 38.6% for 2000.

INVESTING ACTIVITIES

Cash used for investing activities was $2,544 in 2002 compared with cash provided from investing activities of $939 in 2001, resulting in a change of $3,483. The increase in cash used for these activities was primarily due to increased spending on acquisitions of $1,094, comprised of Ivex, Fairchild Fasteners, and several smaller acquisitions, and lower proceeds from the sale of assets of $2,380, resulting from the sales of assets required to be divested from the Reynolds merger, as well as from the sale of Thiokol in 2001.

Cash provided from investing activities was $939 in 2001 compared with cash used for investing activities of $4,309 in 2000, resulting in a change of $5,248. The increase in cash in 2001 was partly due to $2,507 of proceeds from asset sales in 2001 due to the dispositions noted above. Additionally, cash paid for acquisitions in 2001 was $159, while in 2000, cash paid for acquisitions was $3,121, primarily attributable to the acquisition of Cordant.

Capital expenditures from continuing operations totaled $1,263 in 2002 compared with $1,170 and $1,102 in 2001 and 2000, respectively. Of the total capital expenditures in 2002, 26% related to capacity expansion. Also included were costs of new and expanded facilities for environmental control in ongoing operations totaling $115 in 2002, $80 in 2001, and $96 in 2000. Capital expenditures related to environmental control are anticipated to be approximately $100 in 2003.

Alcoa added $112, $270, and $94 to its investments in 2002, 2001, and 2000, respectively. Cash paid for investments of $112 in 2002 was primarily due to the purchase of additional shares in the Norwegian metals producer, Elkem. Cash paid for investments of $270 in 2001 is primarily due to Alcoa's purchase of an 8% interest in Aluminum Corporation of China (Chalco) for approximately $150, as part of a strategic alliance to form a 50/50 joint venture at Chalco's facility in Pingguo, China, as well as an increased stake in Elkem. Additions to investments in 2000 were primarily related to Elkem.

In 2002 and 2001, Alcoa made announcements indicating its intention to participate in several significant expansion projects. These projects include the construction of a smelter in Iceland, the expansion of a refinery and smelter in China, the investment in several hydroelectric power construction projects in Brazil, the expansion of operations in Canada, and the installation of new emissions control equipment at its Warrick, IN facility. These projects are in various stages of development and, depending on business and/or regulatory circumstances, may not be completed. The total anticipated costs of these projects, if all were completed, is approximately $4,000 and will require funding over a number of years through 2008. It is anticipated that these projects will be funded through various sources, including cash provided from operations, proceeds from the divestitures of certain businesses, borrowing activities, and other structured financing activities such as project financing. In addition, during 2002, Alcoa announced its intention to evaluate other investments that may result in material financing requirements if ultimately committed. These include expansion of a smelter in Bahrain and other development opportunities in Suriname. Alcoa anticipates that financing required to execute all of these investments will be readily available to it over the time frame required.

In January 2003, Alcoa announced its intention to divest businesses that no longer meet its portfolio requirements, with proceeds used primarily to pay down debt. Certain of the businesses to be divested include specialty chemicals, specialty packaging equipment, certain architectural products businesses in North America, commodity automotive fasteners, certain fabricating and packaging operations in South America, and foil facilities in St. Louis, MO and Russellville, AR. These businesses generated approximately $1,300 in total revenues in 2002.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The company is obligated to make future payments under various contracts such as debt agreements, lease agreements, and unconditional purchase obligations and has certain contingent commitments such as debt guarantees. The following tables represent the significant contractual cash obligations and other commercial commitments of Alcoa as of December 31, 2002.

Contractual cash obligations	Total	Due in 2003	Due in 2004	Due in 2005	Due in 2006	Due in 2007	Thereafter
Long-term debt (including $21 of capital lease obligations)	$8,450	$85	$596	$1,453	$596	$899	$4,821
Operating leases	694	134	112	91	74	60	223
Unconditional purchase obligations	3,381	194	201	213	205	177	2,391

Total contractual cash obligations	$12,525	$413	$909	$1,757	$875	$1,136	$7,435

See Notes J, L, and T to the Consolidated Financial Statements for additional information regarding these obligations.

	Total amounts committed	Amount of commitment expiration per period
Other commercial commitments		Less than 1 year	1-3 years	4-5 years	Over 5 years
Standby letters of credit	$168	$147	$21	$—	$—
Guarantees	120	—	1	9	110

Total commercial commitments	$288	$147	$22	$9	$110

The standby letters of credit are related to environmental, insurance, and other activities. See Note L to the Consolidated Financial Statements for additional information regarding guarantees.

CRITICAL ACCOUNTING POLICIES

The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make judgments, estimates, and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Areas of uncertainty that require judgments, estimates, and assumptions include the accounting for derivatives, environmental matters, the testing of goodwill and other intangible assets for impairment, proceeds on assets to be sold, pensions and other postretirement benefits, and tax matters. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the company's financial statements at any given time. Despite these inherent limitations, management believes that Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and the financial statements and related footnotes provide a meaningful and fair perspective of the company. A discussion of the judgments and uncertainties associated with accounting for derivatives and environmental matters can be found in the Market Risks and Environmental Matters sections of MD&A.

A summary of the company’s significant accounting policies is included in Note A to the Consolidated Financial Statements. Management believes that the application of these policies on a constant basis enables the company to provide the users of the financal statements with useful and reliable information about the company's operating results and financial condition.

In 2002, Alcoa adopted the new standard of accounting for goodwill and intangible assets with indefinite lives. The cumulative effect adjustment recognized on January 1, 2002, upon adoption of the new standard, was income of $34 (after tax). Also in 2002, amortization ceased for goodwill and intangible assets with indefinite lives. Amortization expense recognized in the Consolidated Income Statement was $171 in 2001 and $125 in 2000. Additionally, goodwill and indefinite-lived intangibles are required to be tested for impairment at least annually. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill). The company uses a discounted cash flow model (DCF model) to determine the current fair value of the business. A number of significant assumptions and estimates are involved in the application of the DCF model to forecasted operating cash flows, including markets and market share, sales volumes and prices, costs to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its businesses are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill.

In the fourth quarter of 2002, Alcoa committed to a plan to divest certain noncore businesses that do not meet internal growth and return measures. The fair values of all businesses to be divested were estimated using accepted valuation techniques such as a DCF model, earnings multiples, or indicative bids, when available. A number of significant estimates and assumptions are involved in the application of these techniques, including the forecasting of markets and market share, sales volumes and prices, costs and expenses, and multiple factors. Management considered historical experience and all available information at the time the estimates were made; however, the fair values that are ultimately realized upon the sale of the businesses to be divested may differ from the estimated fair values used to record the loss in 2002.

Other areas of significant judgments and estimates include the liabilities and expenses for pensions and other postretirement benefits. These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age, and mortality). The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The impact on the liabilities of a change in the discount rate of 1/4 of 1% is approximately $340 and a change of $5 to after-tax earnings in the following year. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. A change in the assumption for the long- term rate of return on plan assets of 1/4 of 1% would impact after-tax earnings by approximately $13 for 2003. Effective January 1, 2003, Alcoa reduced the assumption for the expected long-term return on plan assets to 9.0% from 9.5%.

The recent declines in equity markets and interest rates have had a negative impact on Alcoa's pension plan liability and fair value of plan assets. As a result, the accumulated benefit obligation exceeded the fair value of plan assets at the end of 2002, which resulted in an $820 charge to shareholders’ equity in the fourth quarter.

As a global company, Alcoa records an estimated liability or benefit for income and other taxes based on what it determines will likely be paid in the various tax jurisdictions in which it operates. Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters including the resolution of the tax audits in the various affected tax jurisdictions and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the amount recorded.

RELATED PARTY TRANSACTIONS

Alcoa buys products from and sells products to various related companies, consisting of entities in which Alcoa retains a 50% or less equity interest, at negotiated prices between the two parties. These transactions were not material to the financial position or results of operations of Alcoa at December 31, 2002.

RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

Effective December 31, 2002, Alcoa adopted Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45),

“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”FIN 45 is an interpretation of FASB Statement Nos. 5, 57, and 107. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued, and it requires the recognition of a liability at fair value by a guarantor at the inception of a guarantee. The disclosure requirements of FIN 45 are effective as of December 31, 2002. See Note L to the Consolidated Financial Statements for additional details. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis for all guarantees issued or modified after December 31, 2002. Alcoa has not issued or modified any material guarantees since December 31, 2002.

Effective December 31, 2002, Alcoa adopted the disclosure provisions of FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 addresses consolidation and disclosure by business enterprises of variable interest entities. See Note L to the Consolidated Financial Statements for additional details. Alcoa is currently evaluating the impact of this standard.

Effective December 31, 2002, Alcoa adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123.”SFAS No. 148 provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation, and it also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of an entity's accounting policy decisions with respect to stock-based employee compensation in both annual and interim financial reporting. See Notes A and P to the Consolidated Financial Statements for the disclosures related to the company's method of accounting for stock- based compensation.

Effective January 1, 2003, Alcoa will adopt SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. Under the provisions of this standard, Alcoa will record the estimated fair value of liabilities for existing asset retirement obligations as well as associated asset retirement costs, which will be capitalized as increases to the carrying amounts of related long-lived assets. The amounts recorded are for legal obligations associated with the normal operation of Alcoa's bauxite mining, alumina refining, and aluminum smelting facilities and the retirement of those assets. The company's asset retirement obligations consist primarily of environmental remediation costs associated with landfills, spent pot lining disposal, bauxite residue disposal, and mine reclamation. Alcoa is currently evaluating the cumulative effect impact of the application of SFAS No. 143 on the Consolidated Financial Statements.

Effective January 1, 2003, Alcoa will adopt SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement will be applied to any future exit or disposal activities.

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

Management also recognizes its responsibility for conducting the company’s affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in key policy statements issued from time to time regarding, among other things, conduct of its business activities within the laws of the host countries in which the company operates and potentially conflicting outside business interests of its employees. The company maintains a systematic program to assess compliance with these policies.

/s/ A. Belda

Alain J. P. Belda

Chairman and Chief Executive Officer

/s/ Richard B. Kelson

Richard B. Kelson

Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors Alcoa Inc. (Alcoa)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Alcoa at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Alcoa’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes B and D to the consolidated financial statements, Alcoa changed its method of accounting for long-lived asset impairments, and goodwill and other intangible assets in 2002.

/s/ PricewaterhouseCoopers LLP

600 Grant St., Pittsburgh, Pa.

January 8, 2003

STATEMENT OF CONSOLIDATED INCOME Alcoa and subsidiaries (in millions, except per-share amounts)

	For the year ended December 31
	2002	2001	2000
Sales (A and O)	$20,263	$22,497	$22,659

Cost of goods sold	16,247	17,539	17,111
Selling, general administrative, and other expenses	1,147	1,256	1,088
Research and development expenses	214	203	194
Provision for depreciation, depletion, and amortization (D)	1,108	1,234	1,199
Impairment of goodwill (D)	44	—	—
Special items (C)	407	565	—
Interest expense (U)	350	371	427
Other income, net (M)	(179)	(308)	(154)

	19,338	20,860	19,865

Income from continuing operations before taxes on income	925	1,637	2,794
Provision for taxes on income (R)	292	522	936

Income from continuing operations before minority interests’ share	633	1,115	1,858
Less: Minority interests’ share	135	208	381

Income from continuing operations	498	907	1,477
(Loss) income from discontinued operations (B)	(112)	1	12
Cumulative effect of accounting change (A and D)	34	—	(5)

NET INCOME	$420	$908	$1,484

EARNINGS (LOSS) PER SHARE (Q)
Basic:
Income from continuing operations	$.59	$1.06	$1.81
(Loss) income from discontinued operations	(.13)	—	.02
Cumulative effect of accounting change	.04	—	(.01)

Net income	$.50	$1.06	$1.82
Diluted:
Income from continuing operations	$.58	$1.05	$1.79
(Loss) income from discontinued operations	(.13)	—	.02
Cumulative effect of accounting change	.04	—	(.01)

Net income	$.49	$1.05	$1.80

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET

Alcoa and subsidiaries

(in millions)

	December 31
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents (V)	$344	$512
Short-term investments (V)	69	15
Receivables from customers, less allowances: 2002-$120; 2001-$121	2,378	2,386
Other receivables	174	286
Inventories (F)	2,441	2,385
Deferred income taxes (R)	468	409
Prepaid expenses and other current assets	439	456

Total current assets	6,313	6,449
Properties, plants, and equipment, net (G)	12,111	11,530
Goodwill (D and E)	6,365	5,597
Other assets (H)	4,446	3,828
Assets held for sale (B)	575	951

TOTAL ASSETS	$29,810	$28,355

LIABILITIES
Current liabilities:
Short-term borrowings (J and V)	$37	$162
Accounts payable, trade	1,618	1,539
Accrued compensation and retirement costs	933	871
Taxes, including taxes on income	818	904
Other current liabilities	970	1,307
Long-term debt due within one year (J and V)	85	102

Total current liabilities	4,461	4,885
Long-term debt, less amount due within one year (J and V)	8,365	6,384
Accrued postretirement benefits (S)	2,320	2,513
Other noncurrent liabilities and deferred credits (I)	2,878	1,968
Deferred income taxes (R)	502	556
Liabilities of operations held for sale (B)	64	122

Total liabilities	18,590	16,428

MINORITY INTERESTS (K)	1,293	1,313

Commitments and Contingencies (L)
SHAREHOLDERS’ EQUITY
Preferred stock (P)	55	56
Common stock (P)	925	925
Additional capital	6,101	6,114
Retained earnings	7,428	7,517
Treasury stock, at cost	(2,828)	(2,706)
Accumulated other comprehensive loss	(1,754)	(1,292)

Total shareholders’ equity	9,927	10,614

TOTAL LIABILITIES AND EQUITY	$29,810	$28,355

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS

Alcoa and subsidiaries

(in millions)

	For the year ended December 31
	2002	2001	2000
CASH FROM OPERATIONS
Net income	$420	$908	$1,484
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion, and amortization	1,116	1,246	1,211
Impairment of goodwill (D)	44	—	—
Change in deferred income taxes	(178)	(24)	135
Equity income, net of dividends	(40)	(56)	(66)
Noncash special items (C)	394	525	—
Gains from investing activities—sale of assets	(52)	(114)	(14)
Provision for doubtful accounts	16	78	10
Loss (income) from discontinued operations (B)	112	(1)	(12)
Accounting changes (A and D)	(34)	—	5
Minority interests	135	208	381
Other	8	9	32
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:
Reduction (increase) in receivables	411	578	(441)
Reduction (increase) in inventories	202	(11)	109
Reduction (increase) in prepaid expenses and other current assets	36	(69)	5
Reduction in accounts payable and accrued expenses	(318)	(429)	(79)
(Reduction) increase in taxes, including taxes on income	(232)	(49)	412
Net change in noncurrent assets and liabilities	(239)	(431)	(320)
Reduction (increase) in net assets held for sale	113	19	(17)

CASH PROVIDED FROM CONTINUING OPERATIONS	1,914	2,387	2,835

CASH (USED FOR) PROVIDED FROM DISCONTINUED OPERATIONS	(75)	24	16

CASH FROM OPERATIONS	1,839	2,411	2,851

FINANCING ACTIVITIES
Net changes to short-termborrowings	(382)	(2,570)	2,123
Common stock issued for stock compensation plans	55	552	251
Repurchase of common stock	(224)	(1,452)	(763)
Dividends paid to shareholders	(509)	(518)	(418)
Dividends paid to minority interests	(197)	(251)	(212)
Net change in commercial paper	445	(1,290)	530
Additions to long-term debt	1,636	3,343	1,918
Payments on long-term debt	(231)	(941)	(1,877)

CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES	593	(3,127)	1,552

INVESTING ACTIVITIES
Capital expenditures	(1,263)	(1,170)	(1,102)
Capital expenditures of discontinued operations	(7)	(7)	(19)
Acquisitions, net of cash acquired (N)	(1,253)	(159)	(3,121)
Proceeds from the sale of assets	127	2,507	22
Additions to investments	(112)	(270)	(94)
Changes in short-term investments	(54)	41	21
Changes in minority interests	26	6	—
Other	(8)	(9)	(16)

CASH (USED FOR) PROVIDED FROM INVESTING ACTIVITIES	(2,544)	939	(4,309)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(56)	(26)	(16)

Net change in cash and cash equivalents	(168)	197	78
Cash and cash equivalents at beginning of year	512	315	237

CASH AND CASH EQUIVALENTS AT END OF YEAR	$344	$512	$315

The accompanying notes are an integral part of the financial statements.

STATEMENT OF SHAREHOLDERS’ EQUITY

Alcoa and subsidiaries

(in millions, except per-share amounts)

December 31	Compre- hensive income	Preferred stock	Common stock	Addi- tional capital	Retained earnings	Treasury stock	Accumu- lated other compre- hensive loss	Total share- holders’ equity
BALANCE AT END OF 1999		$56	$395	$1,704	$6,061	$(1,260)	$(638)	$6,318
Comprehensive income—2000:
Net income—2000	$1,484				1,484			1,484
Other comprehensive income (loss):
Change in minimum pension liability, net of $(3) tax expense	5
Unrealized translation adjustments	(263)						(258)	(258)

Comprehensive income	$1,226

Cash dividends:
Preferred @ $3.75 per share					(2)			(2)
Common @ $.500 per share					(416)			(416)
Treasury shares purchased						(763)		(763)
Stock issued: Reynolds acquisition			135	4,367				4,502
Stock issued: compensation plans				251		306		557
Stock issued: two-for-one split			395	(395)				—
BALANCE AT END OF 2000		56	925	5,927^	7,127	(1,717)	(896)	11,422
Comprehensive income—2001:
Net income—2001	$908				908			908
Other comprehensive income (loss):
Change in minimum pension liability, net of $27 tax benefit	(51)
Unrealized translation adjustments	(241)
Unrecognized gains/(losses) on derivatives, net of tax and minority interests of $124 (V):
Cumulative effect of accounting change	(4)
Net change from periodic revaluations	(175)
Net amount reclassified to income	75

Net unrecognized losses on derivatives	(104)						(396)	(396)

Comprehensive income	$512

Cash dividends:
Preferred @ $3.75 per share					(2)			(2)
Common @ $.600 per share					(516)			(516)
Treasury shares purchased						(1,452)		(1,452)
Stock issued: compensation plans				187		463		650
BALANCE AT END OF 2001		56	925	6,114^	7,517	(2,706)	(1,292)	10,614
Comprehensive loss—2002:
Net income—2002	$420				420			420
Other comprehensive income (loss):
Change in minimum pension liability, net of $421 tax benefit	(851)
Unrealized translation adjustments	309
Unrealized losses on available-for-sale securities, net of $13 tax benefit	(25)
Unrecognized gains on derivatives, net of tax and minority interests of $(106) (V):
Net change from periodic revaluations	60
Net amount reclassified to income	45

Net unrecognized gains on derivatives	105						(462)	(462)

Comprehensive loss	$(42)

Cash dividends:
Preferred @ $3.75 per share					(2)			(2)
Common @ $.600 per share					(507)			(507)
Treasury shares purchased		(1)				(224)		(225)
Stock issued: compensation plans				(13)		102		89
BALANCE AT END OF 2002		$55	$925	$6,101 ^	$7,428	$(2,828)	$(1,754)*	$9,927

*	Comprised of unrealized translation adjustments of $(818), minimum pension liability of $(912), unrealized losses on available-for-sale securities of $(25), and unrecognized gains/(losses) on derivatives of $1
^	Includes stock to be issued under options of $130, $138, and $182 in 2002, 2001, and 2000, respectively

SHARE ACTIVITY (number of shares)

		Common stock
	Preferred stock	Issued	Treasury	Net outstanding
BALANCE AT END OF 1999	557,649	789,391,852	(53,893,856)	735,497,996
Treasury shares purchased			(21,742,600)	(21,742,600)
Stock issued: Reynolds acquisition		135,182,686		135,182,686
Stock issued: compensation plans			16,579,158	16,579,158
BALANCE AT END OF 2000	557,649	924,574,538	(59,057,298)	865,517,240
Treasury shares purchased			(39,348,136)	(39,348,136)
Stock issued: compensation plans			21,412,772	21,412,772
BALANCE AT END OF 2001	557,649	924,574,538	(76,992,662)	847,581,876
Treasury shares purchased	(11,625)		(6,313,100)	(6,313,100)
Stock issued: compensation plans			3,550,686	3,550,686
BALANCE AT END OF 2002	546,024	924,574,538	(79,755,076)	844,819,462

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

INVENTORY VALUATION. Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. and Canadian inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average-cost method. See Note F for additional detail.

PROPERTIES, PLANTS, AND EQUIPMENT. Properties, plants, and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures and between 5 and 25 years for machinery and equipment. Gains or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to the construction of qualifying assets is capitalized as part of the construction costs. Depletion is taken over the periods during which the estimated mineral reserves are extracted. See Notes G and U for additional detail.

AMORTIZATION OF INTANGIBLES. Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of ten years. Goodwill and intangible assets with indefinite useful lives are not amortized. Prior to 2002, goodwill and indefinite-lived intangible assets were amortized over periods not exceeding 40 years. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment. If it is determined that the carrying value exceeds fair value, an impairment loss is recognized. See Note D for additional information.

REVENUE RECOGNITION. Alcoa recognizes revenue when title, ownership, and risk of loss pass to the customer. In 2000, Alcoa changed its method of accounting for revenue recognition in accordance with the provisions of Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements.” The application of this method of accounting for revenue recognition resulted in a cumulative effect charge to income of $5 (net of taxes and minority interests of $3) in 2000. The change did not have a significant effect on revenues or results of operations for the year ended December 31, 2000.

ENVIRONMENTAL EXPENDITURES. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractor, and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized when received. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations. See Note W for additional information.

STOCK-BASED COMPENSATION. Alcoa accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations using the intrinsic value method, which resulted in no compensation cost for options granted.

Alcoa’s net income and earnings per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates in accordance with Statement of Financial Accounting Standards (SFAS) Nos. 123 and 148, “Accounting for Stock-Based Compensation.”

	2002	2001	2000
Net income, as reported	$420	$908	$1,484
Less: compensation cost determined under the fair value method, net of tax	113	178	207

Pro forma net income	$307	$730	$1,277

Basic earnings per share:
As reported	$.50	$1.06	$1.82
Pro forma	.37	.85	1.57

Diluted earnings per share:
As reported	.49	1.05	1.80
Pro forma	.36	.84	1.55

The fair value of each option is estimated on the date of grant or subsequent reload using the Black-Scholes pricing model with the following assumptions:

	2002	2001	2000
Average risk-free interest rate	3.5%	3.8%	6.1%
Expected dividend yield	2.1	1.6	1.6
Expected volatility	42	43	40
Expected life (years):
New option grants	3.0	2.5	2.5
Reload option grants	2.5	2.0	2.0

The weighted average fair value per option granted was $9.96 in 2002, $9.54 in 2001, and $10.13 in 2000.

DERIVATIVES AND HEDGING. Effective January 1, 2001, Alcoa adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The fair values of all outstanding derivative instruments are recorded on the Consolidated Balance Sheet in other current and noncurrent assets and liabilities. The transition adjustment on January 1, 2001 resulted in a net charge of $4 (after tax and minority interests), which was recorded in other comprehensive income.

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

Prior to the adoption of SFAS No. 133, gains and losses related to transactions that qualified for hedge accounting, including closed contracts, were deferred and reflected in earnings when the underlying physical transactions took place.

Past accounting convention also required that certain positions be marked to market. Mark-to-market gains and losses were recorded in other income. As a result of the change in accounting under SFAS No. 133, these contracts were re-designated and qualified as hedges on January 1, 2001. See Note V for additional information.

FOREIGN CURRENCY. The local currency is the functional currency for Alcoa’s significant operations outside the U.S., except in Canada, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa’s operations is made based on the appropriate economic and management indicators.

RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS. Effective December 31, 2002, Alcoa adopted Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 is an interpretation of FASB Statement Nos. 5, 57, and 107. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued, and it requires the recognition of a liability at fair value by a guarantor at the inception of a guarantee. The disclosure requirements of FIN 45 are effective as of December 31, 2002. See Note L for additional details. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis for all guarantees issued or modified after December 31, 2002. Alcoa has not issued or modified any material guarantees since December 31, 2002.

Effective December 31, 2002, Alcoa adopted the disclosure provisions of FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 addresses consolidation and disclosure by business enterprises of variable interest entities. See Note L for additional details. Alcoa is currently evaluating the impact of this standard.

Effective December 31, 2002, Alcoa adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123.” SFAS No. 148 provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation, and it also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of an entity’s accounting policy decisions with respect to stock-based employee compensation in both annual and interim financial reporting. See Stock-Based Compensation within this note and Note P for the disclosures related to the company’s method of accounting for stock- based compensation.

Effective January 1, 2003, Alcoa will adopt SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. Under the provisions of this standard, Alcoa will record the estimated fair value of liabilities for existing asset retirement obligations as well as associated asset retirement costs, which will be capitalized as increases to the carrying amounts of related long-lived assets. The amounts recorded are for legal obligations associated with the normal operation of Alcoa’s bauxite mining, alumina refining, and aluminum smelting facilities and the retirement of those assets. The company’s asset retirement obligations consist primarily of environmental remediation costs associated with landfills, spent pot lining disposal, bauxite residue disposal, and mine reclamation. Alcoa is currently evaluating the cumulative effect impact of the application of SFAS No. 143 on the Consolidated Financial Statements.

Effective January 1, 2003, Alcoa will adopt SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement will be applied to any future exit or disposal activities.

RECLASSIFICATION. Certain amounts in previously issued financial statements were reclassified to conform to 2002 presentations. See Note B for further details.

B. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Effective January 1, 2002, Alcoa adopted the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which establishes accounting and reporting standards for the impairment and disposal of long-lived assets and discontinued operations. During the fourth quarter of 2002, Alcoa performed a portfolio review of its businesses and the markets they serve. As a result of this review, Alcoa committed to a plan to divest certain noncore businesses that do not meet internal growth and return measures.

Certain of the businesses to be divested are classified as discontinued operations, and a pretax impairment charge of $109 ($78 after tax and minority interests) was recorded to reduce the carrying value of these businesses to their estimated fair value less costs to sell. The businesses classified as discontinued operations include Alcoa’s commodity automotive fasteners business, certain fabricating businesses serving the residential building and construction market in North America, and a packaging business in South America. These businesses were previously included within the Engineered Products and Packaging and Consumer segments and have been reclassified to corporate.

Alcoa also intends to divest the protective packaging business acquired in the July 2002 acquisition of Ivex Packaging Corporation (Ivex), as further described in Note E. The assets and liabilities of the protective packaging business are included within assets held for sale and liabilities of operations held for sale on the Consolidated Balance Sheet. The results of operations of this business are included in discontinued operations in the Statement of Consolidated Income.

The financial information for all prior periods has been reclassified to reflect these businesses as assets held for sale and liabilities of operations held for sale on the Consolidated Balance Sheet and as discontinued operations on the Statement of Consolidated Income.

The following table details selected financial information for the businesses included within discontinued operations.

	December 31
	2002	2001	2000
Sales	$355	$362	$277

(Loss) income from operations	(53)	4	18
Loss from impairment	(109)	—	—

Pretax (loss) income	(162)	4	18
Benefit (provision) for taxes	50	(3)	(6)

(Loss) income from discontinued operations	$(112)	$1	$12

Certain other businesses to be divested are classified as assets held for sale due to management’s belief that Alcoa may enter into supply agreements in connection with the sale of these businesses. Alcoa has recorded a pretax loss of $214 ($143 after tax and minority interests) in special items on the Statement of Consolidated Income, representing the impairment charge to reduce these businesses to their estimated fair value less costs to sell. The $214 charge includes $136 for the write-down of goodwill. These businesses to be divested principally include certain architectural products businesses in North America, certain fabricating and packaging operations in South America, and foil facilities in St. Louis, MO and Russellville, AR. The operating results of these businesses are included within the Engineering Products, Flat-Rolled Products, and Packaging and Consumer segments. The assets and liabilities of these businesses have been classified as assets held for sale and liabilities of operations held for sale on the Consolidated Balance Sheet. All prior financial information has also been reclassified to reflect this treatment.

For all of the businesses to be divested, the fair values were estimated utilizing accepted valuation techniques. Alcoa expects that all of the businesses to be divested will be sold within a one-year period. The fair values that are ultimately realized upon the sale of the businesses to be divested may differ from the estimated fair values used to record the loss in 2002.

The major classes of assets and liabilities of operations held for sale in the Consolidated Balance Sheet are as follows:

	December 31
	2002	2001
Assets:
Receivables	$146	$193
Inventories	128	146
Properties, plants, and equipment, net	274	452
Goodwill	—	136
Other assets	27	24

Total assets held for sale	$575	$951

Liabilities:
Accounts payable and accrued expenses	36	88
Other liabilities	28	34

Total liabilities of operations held for sale	$64	$122

Alcoa also intends to divest its specialty chemicals and packaging equipment businesses. These businesses are classified as held and used at December 31, 2002 because the period required to complete the sale is in excess of one year.

C. SPECIAL ITEMS

During 2002, Alcoa recorded special charges of $407 ($261 after tax and minority interests) for restructurings, consisting of charges of $39 ($23 after tax and minority interests) in the third quarter of 2002 and charges of $368 ($238 after tax and minority interests) in the fourth quarter of 2002. The third quarter special charge of $39 was primarily the result of the curtailment of aluminum production at three smelters. Alcoa temporarily curtailed aluminum production at its Badin, NC plant and permanently closed its Troutdale, OR plant as well as approximately 25% of the capacity at its Rockdale, TX facility. The remaining carrying value and results of operations related to these facilities were not material. The fourth quarter special charge of $368 was primarily the result of restructuring operations for those businesses experiencing negligible growth due to continued market declines, as well as the decision to divest certain businesses that have failed to meet internal growth and return measures. Of the total fourth quarter special charge of $368, $154 ($95 after tax and minority interests) was related to the restructuring of operations of businesses serving the aerospace, automotive, and industrial gas turbine markets, and in the U.S. smelting system. The remaining $214 ($143 after tax and minority interests) was related to impairment charges on businesses to be divested, as detailed in Note B.

The 2002 charges were comprised of $278 for asset write- downs, consisting of $136 of goodwill on businesses to be divested, as well as $142 for structures, machinery, and equipment; $105 for employee termination and severance costs related to approximately 8,500 salaried and hourly employees at over 70 locations, primarily in Mexico, Europe, and the U.S.; and charges of $31 for exit costs, primarily for remediation and demolition costs, as well as lease termination costs.

As of December 31, 2002, approximately 850 employees of the 8,500 associated with the 2002 restructuring charges had been terminated, and approximately $9 of cash payments were made against the accrual. Additionally, of the $31 accrued for exit costs, approximately $4 was paid in cash as of December 31, 2002. Alcoa expects to substantially complete all actions relative to the 2002 restructuring charges by the end of 2003.

During 2002, various adjustments were recorded to the 2001 restructuring program reserves. Additional restructuring charges of $18 were recorded for additional asset impairments and for additional employee termination and severance costs, primarily related to additional severance costs not accruable in 2001 for layoffs of approximately 250 salaried and hourly employees, primarily in Europe and Mexico. Also, reversals of 2001 restructuring reserves of $32 were recorded due to changes in estimates of liabilities resulting from lower than expected costs associated with certain plant shutdowns and disposals.

During 2001, Alcoa recorded charges of $565 ($355 after tax and minority interests) as a result of a restructuring plan based on a strategic review of the company’s primary products and fabricating businesses aimed at optimizing and aligning its manufacturing systems with customer needs, while positioning the company for stronger profitability. The total charge of $565 consisted of a charge of $212 ($114 after tax and minority interests) in the second quarter of 2001 and a charge of $353 ($241 after tax and minority interests) in the fourth quarter of 2001. These charges consisted of asset write-downs of $371, employee termination and severance costs of $178 related to workforce reductions of approximately 10,400 employees, and other exit costs of $16 related to the shutdown of facilities. The second quarter charge was primarily due to actions taken in Alcoa’s primary products businesses because of economic and competitive conditions. These actions included the shutdown of three facilities in the U.S. The fourth quarter charge was primarily due to actions taken in Alcoa’s fabricating businesses. These actions included the shutdown of 15 facilities in the U.S. and Europe.

Asset write-downs of $371 were primarily recorded as a direct result of the company’s decision to close certain facilities. The asset write-downs consisted primarily of structures and machinery and equipment, as well as related selling or disposal costs, and were comprised of $144 related to assets that will be phased out and $227 of assets that could be disposed of immediately. Assets to be phased out consisted of $46 of assets in the Flat-Rolled Products segment, $77 of assets in the Engineered Products segment, and $21 at corporate. Assets to be disposed of consisted of $110 of assets in the Alumina and Chemicals segment, $84 of assets in the Primary Metals segment, $23 of assets in the Engineered Products segment, $4 in the Other group, and $6 at corporate. The results of operations related to these assets were not material. These assets were sold or vacated in 2002.

Assets to be phased out were removed from service in 2002. Fair values of assets were determined based on expected future cash flows or appraised values. Expected operating cash flows during the phaseout period were not significant and did not have a material impact on the determination of the amount of the write-down.

Employee termination and severance costs of $178 were recorded as management implemented workforce reductions of 10,400 hourly and salaried employees at various manufacturing facilities – primarily located outside of the U.S. – due to weak market conditions and the shutdowns of several manufacturing facilities. These workforce reductions primarily consisted of a combination of early retirement incentives and involuntary severance programs. As of December 31, 2002, approximately 9,200 of the 10,650 employees associated with the 2001 restructuring program had been terminated.

The $16 of exit costs were recorded for activities associated with the shutdowns above.

Pretax restructuring charges consisted of:

	Asset write- downs	Employee termina- tion and severance costs	Other	Total
2001:
2001 restructuring charges	$371	$178	$16	$565
Cash payments	(3)	(32)	(5)	(40)
Noncash charges*	(288)	—	—	(288)

Reserve balances at December 31, 2001	$80	$146	$11	$237

2002:
Cash payments	$(17)	$(74)	$(13)	$(104)
2002 restructuring charges	278	105	31	414
Noncash charges in 2002	(278)	—	—	(278)
Additions to 2001 restructuring charges	9	9	—	18
Reversals of 2001 restructuring reserves	(10)	(20)	(2)	(32)

Reserve balances at December 31, 2002	$62	$166	$27	$255

*	Adjusted

Of the remaining reserve balances at December 31, 2002, approximately $130 relates to the 2001 restructuring program, consisting primarily of asset write-down costs of $60 and employee termination and severance costs of $70. These reserves are for ongoing site remediation work and employee layoff costs that primarily consist of monthly payments made over an extended period.

D. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, Alcoa adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. This standard also requires, at a minimum, an annual assessment of the carrying value of goodwill and intangibles with indefinite useful lives. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized.

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 follow.

	2002	2001
Balance at beginning of year	$5,597	$5,867
Intangible assets reclassified to goodwill	28	—
Impairment loss recognized in cumulative effect adjustment	(15)	—
Additions during the period	765	237
Sale of a business	—	(320)
Impairment loss	(44)	—
Translation and other adjustments	34	(16)
Amortization expense	—	(171)
Balance at end of year	$6,365	$5,597

In accordance with the provisions of SFAS No. 141, “Business Combinations,” Alcoa transferred $28 (after tax) of customer base intangibles, initially recorded in the Reynolds acquisition, to goodwill (Packaging and Consumer segment). Upon adoption of SFAS No. 142 on January 1, 2002, Alcoa recognized a $15 charge for the impairment of goodwill in the automotive business (Other group) resulting from a change in the criteria for the measurement of fair value under SFAS No. 142 from an undiscounted to a discounted cash flow method. Goodwill increased $765 during the period related to ten acquisitions (primarily impacting the Engineered Products segment by $253, the Packaging and Consumer segment by $488, and the Other group by $96) and adjustments to preliminary purchase price allocations from prior periods. In the fourth quarter of 2002, Alcoa recorded an impairment charge of $44 for goodwill associated with its operations serving the telecommunications market. Alcoa’s telecommunications business experienced lower than expected operating profits and cash flows in the second half of 2002. As a result of this trend and the overall industry expectations, the projected operating profits and cash flows for the telecommunications business were reduced for the next five years. The projected decline in cash flows resulted in the recognition of the $44 impairment loss in the Other group. The fair value of Alcoa's businesses was determined based on a discounted cash flow model for purposes of testing goodwill for impairment. The discount rate used was based on a risk-adjusted weighted average cost of capital for each business. See Note O for further detail on goodwill balances by segment.

Intangible assets, which are included in other assets on the Consolidated Balance Sheet, totaled $741, net of accumulated amortization of $361, at December 31, 2002, and $661, net of accumulated amortization of $314, at December 31, 2001. At December 31, 2002, $169 of the net balance of $741 represents trade name intangibles with indefinite useful lives that are not being amortized. The remaining intangibles relate to customer relationships, computer software, patents, and licenses. Amortization expense for intangible assets for the years ended December 31, 2002, 2001, and 2000 was $68, $69, and $65, respectively. Amortization expense is expected to range from approximately $68 to $47 each year between 2003 and 2007.

The effects of adopting SFAS Nos. 141 and 142 on net income and diluted earnings per share for the years ended December 31, 2002, 2001, and 2000, follow.

	2002	2001	2000
Net income	$420	$908	$1,484
Less: cumulative effect income from accounting change for goodwill	(34)	—	—
Income excluding cumulative effect	386	908	1,484
Add: goodwill amortization	—	171	125
Income excluding cumulative effect and goodwill amortization	$386	$1,079	$1,609
Diluted earnings per common share:
Net income	$.49	$1.05	$1.80
Less: cumulative effect income from accounting change for goodwill	(.04)	—	—
Income excluding cumulative effect	.45	1.05	1.80
Add: goodwill amortization	—	.20	.15
Income excluding cumulative effect and goodwill amortization	$.45	$1.25	$1.95

The impact to the segments of no longer amortizing goodwill in 2002 was as follows: Primary $23, Flat-Rolled Products $(5), Engineered Products $61, Packaging and Consumer $16, and Other $32. The impact to corporate was $44.

The cumulative effect adjustment recognized on January 1, 2002, upon adoption of SFAS Nos. 141 and 142, was $34 (after tax), consisting of income from the write-off of negative goodwill from prior acquisitions of $49, offset by a $15 write-off for the impairment of goodwill in the automotive business resulting from a change in the criteria for the measurement of impairments from an undiscounted to a discounted cash flow method.

E. ACQUISITIONS AND DIVESTITURES

During 2002, Alcoa completed 15 acquisitions at a cost of $1,573, of which $1,253 was paid in cash. The most significant of these transactions were the acquisitions of Ivex in July 2002 and Fairchild Fasteners (Fairchild) in December 2002.

The Ivex transaction was valued at approximately $790, including debt assumed of $320, and the preliminary purchase price allocation resulted in goodwill of approximately $470. Alcoa will divest the protective packaging business of Ivex, as this line of business does not meet future growth plans of the company. See Note B for additional information. Ivex is part of Alcoa’s Packaging and Consumer segment. Alcoa paid $650 in cash for Fairchild, and the preliminary purchase price allocation resulted in goodwill of approximately $237. Fairchild is part of the Engineered Products segment.

The purchase price allocations for both Ivex and Fairchild are preliminary; the final allocation of the purchase price will be based upon valuation and other studies, including environmental and other contingent liabilities, that have not been completed. Pro forma results of the company, assuming all acquisitions had been made at the beginning of each period presented, would not have been materially different from the results reported.

In connection with certain acquisitions made during 2002, Alcoa could be required to make additional payments of approximately $90 from 2003 through 2006 based upon the achievement of various financial and operating targets.

During 2001, Alcoa completed nine acquisitions for $159 in cash. None of these transactions had a material impact on Alcoa's financial statements.

During 2000, Alcoa completed 17 acquisitions for $3,121 in cash and approximately $4,500 in shares of Alcoa common stock, the most significant of which were the acquisitions of Reynolds Metals Company (Reynolds) and Cordant Technologies, Inc. (Cordant).

In May of 2000, Alcoa completed a merger with Reynolds by issuing approximately 135 million shares of Alcoa common stock at a value of $33.30 per share to Reynolds stockholders. The transaction was valued at approximately $5,900, including debt assumed of $1,297. The purchase price included the conversion of outstanding Reynolds options to Alcoa options as well as other direct costs of the acquisition. Goodwill of approximately $2,100 resulted from the purchase price allocation.

As part of the merger with Reynolds, Alcoa divested Reynolds’ interest in an alumina refinery in Sherwin, TX in 2000 and Reynolds’ interests in alumina refineries in Worsley, Australia and Stade, Germany and its aluminum smelter in Longview, WA during 2001. In accordance with the provisions of Emerging Issues Task Force 87-11, “Allocation of Purchase Price to Assets to be Sold,” there were no gains or losses on sales of these assets.

In November of 2001, Alcoa contributed net assets of approximately $200 of Reynolds Aluminum Supply Company (RASCO), the metals distribution business acquired in the Reynolds acquisition, to a joint venture in which Alcoa retains a 50% equity interest.

In May and June of 2000, Alcoa completed the acquisitions of Cordant and Howmet International Inc. (Howmet), a majority- owned company of Cordant. Under the agreement and tender offer, Alcoa paid $57 for each outstanding share of Cordant common stock and $21 for each outstanding share of Howmet common stock. The total value of the transactions was approximately $3,300, including the assumption of debt of $826. The purchase price includes the conversion of outstanding Cordant and Howmet options to Alcoa options as well as other direct costs of the acquisition. In April of 2001, Alcoa completed the sale of Thiokol Propulsion (Thiokol), a business acquired in the Cordant transaction, to Alliant Techsystems Inc. for net proceeds of $698 in cash, which included a working capital adjustment, and recognized a $55 pretax gain that was included in other income. Goodwill of approximately $2,200 resulted from the purchase price allocation, after considering the impact of the Thiokol sale.

The following unaudited pro forma information for the year ended December 31, 2000 assumes that the acquisitions of Reynolds and Cordant had occurred at the beginning of 2000. Adjustments that have been made to arrive at the pro forma totals include those related to acquisition financing; the amortization of goodwill; the elimination of transactions among Alcoa, Reynolds, and Cordant; and additional depreciation related to the increase in basis that resulted from the transactions. Tax effects from the pro forma adjustments previously noted have been included at the 35% U.S. statutory rate.

(Unaudited)	2000
Sales	$25,636
Net income	1,514

Earnings per share:
Basic	$1.86	*
Diluted	1.84	*

*	Includes the cumulative effect adjustment of the accounting change for revenue recognition

The pro forma results are not necessarily indicative of what actually would have occurred if the transactions had been in effect for the periods presented, are not intended to be a projection of future results, and do not reflect any cost savings that might be achieved from the combined operations.

Alcoa’s acquisitions have been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair market values. Any excess purchase price over the fair market value of the net assets acquired has been recorded as goodwill. For all of Alcoa’s acquisitions, operating results have been included in the Statement of Consolidated Income since the dates of the acquisitions.

F. INVENTORIES

	December 31
	2002	2001
Finished goods	$754	$641
Work in process	750	675
Bauxite and alumina	341	410
Purchased raw materials	420	497
Operating supplies	176	162

	$2,441	$2,385

Approximately 45% of total inventories at December 31, 2002 were valued on a LIFO basis. If valued on an average- cost basis, total inventories would have been $514 and $605 higher at the end of 2002 and 2001, respectively. During 2002 and 2000, LIFO inventory quantities were reduced, which resulted in partial liquidations of the LIFO bases. The impact of these liquidations increased net income by $40 in 2002 and $31 in 2000.

G. PROPERTIES, PLANTS, AND EQUIPMENT, AT COST

	December 31
	2002	2001
Land and land rights, including mines	$424	$372
Structures	5,360	5,159
Machinery and equipment	16,144	15,305

	21,928	20,836
Less: accumulated depreciation and depletion	11,009	10,344

	10,919	10,492
Construction work in progress	1,192	1,038

	$12,111	$11,530

H. OTHER ASSETS

	December 31
	2002	2001
Investments, principally equity investments	$1,485	$1,384
Intangibles, net of accumulated amortization of $361 in 2002 and $314 in 2001	741	661
Noncurrent receivables	74	42
Deferred income taxes	1,014	445
Prepaid pension benefit	133	502
Deferred charges and other	999	794

	$4,446	$3,828

I. OTHER NONCURRENT LIABILITIES AND DEFERRED CREDITS

	December 31
	2002	2001
Deferred alumina sales revenue	$195	$204
Environmental remediation	368	357
Deferred credits	194	278
Accrued pension benefit liability	1,547	568
Other noncurrent liabilities	574	561

	$2,878	$1,968

J. DEBT

	December 31
	2002	2001
Commercial paper, variable rate, (1.4% and 1.9% average rates)	$665	$220
6.625% Notes, due 2002	—	57
9% Bonds, due 2003	21	21
Floating-rate notes, due 2004 (2.1% and 2.2% average rates)	500	500
6.125% Bonds, due 2005	200	200
7.25% Notes, due 2005	500	500
5.875% Notes, due 2006	500	500
4.25% Notes, due 2007	800	—
6.625% Notes, due 2008	150	150
7.375% Notes, due 2010	1,000	1,000
6.5% Notes, due 2011	1,000	1,000
6% Notes, due 2012	1,000	1,000
5.375% Notes, due 2013	600	—
6.5% Bonds, due 2018	250	250
6.75% Bonds, due 2028	300	300
Tax-exempt revenue bonds ranging from 2.9% to 7.3%, due 2003-2033	323	341
Medium-term notes, due 2003-2013 (7.9% and 8.0% average rates)	212	224
Alcoa Aluminio 7.5% Export notes, due 2008	144	165
Fair value adjustments	244	39
Other	41	19

	8,450	6,486
Less: amount due within one year	85	102

	$8,365	$6,384

The amount of long-term debt maturing in each of the next five years is $85 in 2003, $596 in 2004, $1,453 in 2005, $596 in 2006, and $899 in 2007.

In August 2002, Alcoa issued $1,400 of notes. Of these notes, $800 mature in 2007 and carry a coupon rate of 4.25%, and $600 mature in 2013 and carry a coupon rate of 5.375%. The proceeds from these borrowings were used to fund the acquisition of Ivex and to refinance commercial paper.

In May 2001, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2011 and carry a coupon rate of 6.5%, and $500 mature in 2006 and carry a coupon rate of 5.875%. In December 2001, Alcoa issued $1,500 of notes. This issue consisted of $1,000 of notes that mature in 2012 and carry a coupon rate of 6%, and $500 of floating-rate notes that mature in 2004. The proceeds from these borrowings were used to refinance debt, primarily commercial paper, and for general corporate purposes.

In April 2002, Alcoa refinanced its $2,000 revolving-credit agreement that expired in April 2002 into a revolving- credit agreement that expires in April 2003. Alcoa also has a $1,000 revolving-credit facility that expires in August 2003 and a $1,000 revolving-credit facility that expires in April 2005. Under these agreements, a certain ratio of indebtedness to consolidated net worth must be maintained. Commercial paper of $665 and $220 at December 31, 2002 and 2001, respectively, was classified as long- term debt because it is backed by the revolving-credit facility. There were no amounts outstanding under the revolving-credit facilities at December 31, 2002. The interest rate on these facilities, if drawn upon, is Libor plus 19 basis points, which is subject to adjustment if Alcoa’s credit rating changes, to a maximum interest rate of Libor plus 40 basis points.

Aluminio’s export notes are collateralized by receivables due under an export contract. Certain financial ratios must be maintained, including the maintenance of a minimum debt service ratio as well as a certain level of tangible net worth of Aluminio and its subsidiaries. During 2002, the notes were amended to exclude the effects of foreign currency changes from the tangible net worth calculation.

The fair value adjustments result from changes in the carrying amount of certain fixed-rate debt that was designated as a fair value hedge. Of the $244 in 2002, $80 relates to outstanding hedges and $164 relates to hedges on outstanding debt that were settled early. These adjustments will be recognized as reductions of interest expense over the remaining maturity of the related hedged debt (through 2011). For additional information about interest rate swaps, see Note V.

Short-term borrowings of $37 and $162 at December 31, 2002 and 2001, respectively, consisted of bank and other borrowings. The weighted average interest rate on short- term borrowings was 5.3% in 2002 and 2.5% in 2001.

K. MINORITY INTERESTS

The following table summarizes the minority shareholders’ interests in the equity of consolidated subsidiaries.

	December 31
	2002	2001
Alcoa of Australia	$510	$431
Alcoa Aluminio	124	222
Alcoa World Alumina and Chemicals	208	175
Alcoa Fujikura Ltd.	269	277
Other majority-owned companies	182	208

	$1,293	$1,313

L. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been or may be instituted or asserted against Alcoa, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the company.

Aluminio is a participant in several hydroelectric construction projects in Brazil for purposes of increasing its energy self-sufficiency and providing a long-term, low-cost source of power for its facilities.

The completed and committed hydroelectric construction projects that Aluminio participates in are outlined in the following tables.

COMPLETED PROJECTS	Date completed	Investment participation	Share of output	Debt guarantee	Debt guarantee through 2013
Machadinho	2002	27.23%	22.62%	35.53%	$95

Aluminio committed to taking a share of the output of the completed project for 30 years at cost (including cost of financing the project). In the event that other participants in this project fail to fulfill their financial responsibilities, Aluminio may be required to fund a portion of the deficiency. In accordance with the agreement, if Aluminio funds any such deficiency, its participation and share of the output from the project will increase proportionately.

COMMITTED PROJECTS	Scheduled completion date	Share of output	Investment participation	Total estimated project costs	Aluminio's share of project costs	Performance bond guarantee
Barra Grande	2005	42.20%	42.20%	$359	$151	$5
Serra do Facao	2006	39.50%	39.50%	$149	$59	$3
Pai-Quere	2007	35.00%	35.00%	$180	$63	$2
Santa Isabel	to be determined	20.00%	20.00%	$460	$92	$7
Estreito	2008	19.08%	19.08%	$511	$97	$8

These projects were committed to during 2001 and 2002, and the Barra Grande project commenced construction in 2002. The plans for financing these projects have not yet been finalized. It is anticipated that a portion of the project costs will be financed with third parties. Aluminio may be required to provide guarantees of project financing or commit to additional investments as these projects progress. The future of the Santa Isabel project is subject to receiving appropriate regulatory licenses.

Aluminio accounts for the Machadinho and Barra Grande hydroelectric projects on the equity method. Its total investment was $88 and $108 at December 31, 2002 and 2001, respectively. There have been no significant investments made in any of the other projects.

Alcoa of Australia (AofA) is party to a number of natural gas and electricity contracts that expire between 2003 and 2020. Under these take-or-pay contracts, AofA is obligated to pay for a minimum amount of natural gas or electricity even if these commodities are not delivered. Commitments related to these contracts total $194 in 2003, $201 in 2004, $213 in 2005, $205 in 2006, $177 in 2007, and $2,391 thereafter. Expenditures under these contracts totaled $178 in 2002, $179 in 2001, and $188 in 2000.

Alcoa has standby letters of credit related to environmental, insurance, and other activities. The total amount committed under these letters of credit, which expire at various dates in 2003 through 2005, was $168 at December 31, 2002.

M. OTHER INCOME, NET

	December 31
	2002	2001	2000
Equity income	$72	$118	$115
Interest income	46	61	61
Foreign exchange losses	(30)	(11)	(82)
Gains on sales of assets	52	114	14
Other income	39	26	46

	$179	$308	$154

N. CASH FLOW INFORMATION

Cash payments for interest and income taxes follow.

	2002	2001	2000
Interest	$329	$418	$388
Income taxes	583	548	419

The details of cash payments related to acquisitions follow.

	2002	2001	2000
Fair value of assets acquired	$1,944	$184	$14,991
Liabilities assumed	(666)	(24)	(7,075)
Stock options issued	—	—	(182)
Stock issued	—	—	(4,502)

Cash paid	1,278	160	3,232
Less: cash acquired	25	1	111

Net cash paid for acquisitions	$1,253	$159	$3,121

O. SEGMENT AND GEOGRAPHIC AREA INFORMATION

Alcoa is primarily a producer of aluminum products. Its segments are organized by product on a worldwide basis. Alcoa’s management reporting system evaluates performance based on a number of factors; however, the primary measure of performance is the after-tax operating income (ATOI) of each segment. Nonoperating items such as interest income, interest expense, foreign exchange gains/losses, the effects of LIFO inventory accounting, minority interests, special items, discontinued operations, and accounting changes are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative expenses, and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments, and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate, assets held for sale, and other amounts.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note A). Transactions among segments are established based on negotiation among the parties. Differences between segment totals and Alcoa’s consolidated totals for line items not reconciled are primarily due to corporate allocations. Alcoa’s products are used primarily by packaging, consumer products, transportation (including aerospace, automotive, truck trailer, rail and shipping), building and construction, and industrial customers worldwide. Total exports from the U.S. from continuing operations were $1,609 in 2002 compared with $2,050 in 2001 and $1,686 in 2000.

Alcoa’s reportable segments, as reclassified for discontinued operations and assets held for sale, follow.

	Alumina and	Primary		Flat-Rolled	Engineered	Packaging and
Segment information	Chemicals	Metals		Products	Products	Consumer	Other	Total
2002
Sales:
Third-party sales	$1,743	$3,174		$4,640	$5,018	$2,882	$2,806	$20,263
Intersegment sales	955	2,655	*	68	34	—	—	3,712

Total sales	$2,698	$5,829		$4,708	$5,052	$2,882	$2,806	$23,975

Profit and loss:
Equity income (loss)	$1	$44		$(4)	$—	$17	$4	$62
Depreciation, depletion, and amortization	139	300		192	214	130	82	1,057
Income taxes	130	266		87	50	101	17	651
After-tax operating income (loss)	315	650		220	107	198	(9)	1,481

Assets:
Capital expenditures	$161	$248		$227	$199	$89	$66	$990
Equity investments	170	411		50	—	134	177	942
Goodwill	24	910		153	2,465	869	307	4,728
Total assets	2,852	7,166		3,266	6,164	3,143	1,876	24,467

2001
Sales:
Third-party sales	$1,908	$3,432		$4,999	$5,765	$2,691	$3,702	$22,497
Intersegment sales	1,021	2,849	*	64	35	—	—	3,969

Total sales	$2,929	$6,281		$5,063	$5,800	$2,691	$3,702	$26,466

Profit and loss:
Equity income (loss)	$1	$52		$(2)	$—	$28	$16	$95
Depreciation, depletion, and amortization	144	327		191	250	136	113	1,161
Income taxes	184	434		94	111	79	—	902
After-tax operating income	471	905		262	173	184	47	2,042

Assets:
Capital expenditures	$129	$209		$221	$252	$94	$84	$989
Equity investments	170	319		47	—	128	317	981
Goodwill	35	929		143	2,178	331	271	3,887
Total assets	2,797	7,122		3,368	5,523	2,340	1,883	23,033

2000
Sales:
Third-party sales	$2,108	$3,756		$5,446	$5,199	$2,079	$4,071	$22,659
Intersegment sales	1,104	3,395	*	97	62	—	—	4,658

Total sales	$3,212	$7,151		$5,543	$5,261	$2,079	$4,071	$27,317

Profit and loss:
Equity income	$3	$50		$6	$1	$—	$32	$92
Depreciation, depletion, and amortization	163	311		188	213	105	127	1,107
Income taxes	279	505		126	124	70	93	1,197
After-tax operating income	585	1,000		299	198	131	164	2,377

Assets:
Capital expenditures	$154	$232		$185	$231	$96	$100	$998
Equity investments	176	274		90	6	1	139	686
Goodwill	39	956		164	2,129	310	699	4,297
Total assets	2,924	7,700		3,570	5,727	2,274	3,376	25,571

*	Intersegment sales have been adjusted from amounts previously reported to reflect the elimination of intrasegment sales. These adjustments had no impact on ATOI.

ALUMINA AND CHEMICALS. This segment consists of Alcoa’s worldwide alumina and chemicals system that includes the mining of bauxite, which is then refined into alumina. Alumina is sold directly to internal and external smelter customers worldwide or is processed into industrial chemical products. Alcoa’s alumina operations in Australia are a significant component of this segment. Approximately three-quarters of the third-party sales from this segment are derived from alumina.

PRIMARY METALS. This segment consists of Alcoa’s worldwide smelter system. Primary Metals receives alumina primarily from the Alumina and Chemicals segment and produces aluminum ingot to be used by Alcoa’s fabricating businesses, as well as sold to external customers, aluminum traders, and commodity markets. Results from the sale of aluminum powder, scrap, and excess power are also included in this segment, as well as the results from aluminum derivative contracts. The sale of ingot represents approximately 90% of this segment's third-party sales.

FLAT-ROLLED PRODUCTS. This segment's principal business is the production and sale of aluminum plate, sheet, and foil. This segment includes rigid container sheet (RCS), which is used to produce aluminum beverage cans, and sheet and plate used in the transportation and distributor markets. Approximately 60% of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining 40% of third-party sales consists of RCS.

ENGINEERED PRODUCTS. This segment includes hard- and soft- alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings, and wheels. These products serve the transportation, building and construction, and distributor markets.

PACKAGING AND CONSUMER. This segment includes consumer products, foodservice, flexible packaging, and packaging graphics design, as well as closures and packaging machinery. The principal products in this segment include aluminum foil; plastic wraps and bags; metal and plastic beverage and food closures; flexible packaging; prepress services; and thermoformed plastic containers and extruded plastic sheet and film. Consumer products are marketed under brands including Reynolds Wrap®, Diamond®, Baco®, and Cut- Rite® wax paper.

OTHER. This group includes other Alcoa businesses that are not included in the segments previously mentioned. This group includes Alcoa Fujikura Ltd., which produces electrical components for the automotive industry along with fiber-optic cable and provides services to the telecommunications industry; residential building products operations, Alcoa Home Exteriors (formerly Alcoa Building Products); automotive parts businesses; Thiokol, a producer of solid rocket propulsion systems (Thiokol was sold in April 2001); and Reynolds’ metal distribution business, RASCO (In November 2001, the net assets of RASCO were contributed to a joint venture, Integris Metals, Inc., in which Alcoa retains a 50% equity interest. Effective January 1, 2002, equity income from Integris is included in corporate.).

The following reconciles segment information to consolidated totals.

	2002	2001	2000
Sales:
Total sales	$23,975	$26,466	$27,317
Elimination of intersegment sales	(3,712)	(3,969)	(4,658)

Consolidated sales	$20,263	$22,497	$22,659

Net income:
Total after-tax operating income	$1,481	$2,042	$2,377
Impact of intersegment profit eliminations	(6)	(20)	24
Unallocated amounts (net of tax):
Interest income	30	40	40
Interest expense	(227)	(242)	(278)
Minority interests	(135)	(208)	(381)
Corporate expense	(234)	(261)	(227)
Special items	(286)	(397)	—
Discontinued operations	(112)	1	12
Accounting changes	34	—	(5)
Other	(125)	(47)	(78)

Consolidated net income	$420	$908	$1,484

Assets:
Total assets	$24,467	$23,033	$25,571
Elimination of intersegment receivables	(285)	(309)	(530)
Unallocated amounts:
Cash, cash equivalents, and short-term investments	413	527	371
Deferred tax assets	1,482	854	744
Corporate goodwill	1,637	1,710	1,570
Corporate fixed assets	593	513	414
LIFO reserve	(514)	(605)	(658)
Operations to be divested from Reynolds acquisition	—	—	1,473
Assets held for sale	575	951	998
Other	1,442	1,681	1,738

Consolidated assets	$29,810	$28,355	$31,691

Geographic information for revenues, based on country of origin, and long-lived assets follows.

	2002	2001	2000
Revenues:
U.S.	$12,884	$14,667	$15,215
Australia	1,250	1,350	1,690
Spain	999	1,011	1,146
United Kingdom	742	899	379
Brazil	676	707	880
Germany	656	720	713
Other	3,056	3,143	2,636

	$20,263	$22,497	$22,659

Long-lived assets:
U.S.	$12,637	$12,113	$13,941
Canada	2,701	2,782	2,837
Australia	1,543	1,345	1,458
United Kingdom	752	682	378
Brazil	340	520	603
Germany	246	194	213
Other	1,925	1,411	1,281

	$20,144	$19,047	$20,711

P. PREFERRED AND COMMON STOCK

PREFERRED STOCK. Alcoa has two classes of preferred stock. Serial preferred stock has 557,740 shares authorized and 546,024 shares outstanding, with a par value of $100 per share and an annual $3.75 cumulative dividend preference per share. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

COMMON STOCK. There are 1.8 billion shares authorized at a par value of $1 per share. As of December 31, 2002, 107.2 million shares of common stock were reserved for issuance under the long-term stock incentive plans.

Stock options under the company’s stock incentive plans have been and may be granted, generally at not less than market prices on the dates of grant. The stock option program includes a reload or stock continuation ownership feature. Stock options granted have a maximum term of ten years. Vesting periods are one year from the date of grant and six months for options granted under the reload feature. Beginning in 2003, new option grants will vest one-third in each of three years from the date of the grant and the reload feature of new options will be subject to cancellation or modification.

The transactions for shares under options were: (shares in millions)

	2002	2001	2000
Outstanding, beginning of year:
Number of options	73.5	74.8	53.0
Weighted average exercise price	$32.02	$29.29	$22.15
Options assumed from acquisitions:
Number of options	—	—	15.2
Weighted average exercise price	$—	$—	$25.09
Granted:
Number of options	17.3	28.9	31.3
Weighted average exercise price	$36.10	$36.19	$37.87
Exercised:
Number of options	(7.1)	(29.0)	(24.3)
Weighted average exercise price	$26.77	$29.03	$22.03
Expired or forfeited:
Number of options	(2.1)	(1.2)	(.4)
Weighted average exercise price	$37.50	$32.50	$34.90

Outstanding, end of year:
Number of options	81.6	73.5	74.8
Weighted average exercise price	$33.19	$32.02	$29.29

Exercisable, end of year:
Number of options	68.8	58.6	44.6
Weighted average exercise price	$32.68	$31.88	$23.42

Shares reserved for future options	25.6	21.0	15.8

The following tables summarize certain stock option information at December 31, 2002: (shares in millions)

OPTIONS OUTSTANDING

Range of exercise price	Number	Weighted average remaining life	Weighted average exercise price
$0.125	0.1	employment career	$0.125
$4.38-$12.15	1.6	2.54	10.27
$12.16-$19.93	4.7	3.08	16.95
$19.94-$27.71	9.8	4.34	22.28
$27.72-$35.49	20.0	6.28	31.68
$35.50-$45.59	45.4	6.64	38.76

Total	81.6	5.99	$33.19

OPTIONS EXERCISABLE

Range of exercise price	Number	Weighted average exercisable price
$0.125	0.1	$0.125
$4.38-$12.15	1.6	10.27
$12.16-$19.93	4.7	16.95
$19.94-$27.71	9.8	22.28
$27.72-$35.49	20.0	31.68
$35.50-$45.59	32.6	39.81

Total	68.8	$32.68

Q. EARNINGS PER SHARE

Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding.

The information used to compute basic and diluted EPS on income from continuing operations follows. (shares in millions)

	2002	2001	2000
Income from continuing operations	$498	$907	$1,477
Less: preferred stock dividends	2	2	2

Income from continuing operations available to common shareholders	$496	$905	$1,475

Average shares outstanding—basic	845.4	858.0	814.2
Effect of dilutive securities:
Shares issuable upon exercise of dilutive stock options	4.4	8.6	9.0

Average shares outstanding—diluted	849.8	866.6	823.2

Options to purchase 68 million shares of common stock at an average exercise price of $36 per share were outstanding as of December 31, 2002 but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares.

R. INCOME TAXES

The components of income from continuing operations before taxes on income were:

	2002	2001	2000
U.S.	$(383)	$(24)	$798
Foreign	1,308	1,661	1,996

	$925	$1,637	$2,794

The provision for taxes on income from continuing operations consisted of:

	2002	2001	2000
Current:
U.S. federal*	$95	$(20)	$212
Foreign	358	521	568
State and local	17	45	21

	470	546	801

Deferred:
U.S. federal*	(204)	(32)	90
Foreign	11	3	42
State and local	15	5	3

	(178)	(24)	135

Total	$292	$522	$936

*	Includes U.S. taxes related to foreign income

The exercise of employee stock options generated a tax benefit of $34 in 2002, $90 in 2001, and $108 in 2000. This amount was credited to additional capital and reduced current taxes payable.

Reconciliation of the U.S. federal statutory rate to Alcoa’s effective tax rate for continuing operations follows.

	2002	2001	2000
U.S. federal statutory rate	35.0%	35.0%	35.0%
Taxes on foreign income	(5.9)	(8.4)	(3.5)
State taxes net of federal benefit	2.4	1.1	.5
Minority interests	1.4	1.8	.1
Permanent differences on asset disposals	1.8	(1.4)	—
Goodwill impairment and amortization	1.1	2.4	1.2
Adjustments to prior years’ accruals	(3.8)	1.5	.3
Other	(.5)	(.1)	(.1)

Effective tax rate	31.5%	31.9%	33.5%

The components of net deferred tax assets and liabilities follow.

	December 31
	2002		2001
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Depreciation	$—	$1,499	$—	$1,744
Employee benefits	1,484	—	1,071	—
Loss provisions	373	—	405	—
Deferred income/expense	365	157	279	132
Tax loss carryforwards	334	—	329	—
Tax credit carryforwards	176	—	219	—
Other	293	279	293	251

	3,025	1,935	2,596	2,127
Valuation allowance	(179)	—	(201)	—

	$2,846	$1,935	$2,395	$2,127

Of the total deferred tax assets associated with the tax loss carryforwards, $79 expires over the next ten years, $85 over the next 20 years, and $170 is unlimited. Of the tax credit carryforwards, $144 is unlimited with the balance expiring over the next ten years. A substantial portion of the valuation allowance relates to the loss carryforwards because the ability to generate sufficient foreign taxable income in future years is uncertain. Approximately $52 of the valuation allowance relates to acquired companies for which subsequently recognized benefits will reduce goodwill.

The cumulative amount of Alcoa’s share of undistributed earnings for which no deferred taxes have been provided was $5,893 at December 31, 2002. Management has no plans to distribute such earnings in the foreseeable future. It is not practical to determine the deferred tax liability on these earnings.

S. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Alcoa maintains pension plans covering most U.S. employees and certain other employees. Pension benefits generally depend on length of service, job grade, and remuneration. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due. Alcoa maintains health care and life insurance benefit plans covering most eligible U.S. retired employees and certain other retirees. Generally, the medical plans pay a stated percentage of medical expenses, reduced by deductibles and other coverages. These plans are generally unfunded, except for certain benefits funded through a trust. Life benefits are generally provided by insurance contracts. Alcoa retains the right, subject to existing agreements, to change or eliminate these benefits. All U.S. salaried and certain hourly employees hired after January 1, 2002 will not have postretirement health care benefits.

The table below reflects the status of Alcoa’s pension and postretirement benefit plans.

	December 31
	Pension benefits		Postretirement benefits
	2002	2001	2002	2001
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	$8,488	$8,270	$3,177	$2,924
Service cost	176	162	25	25
Interest cost	593	578	224	220
Amendments	20	136	(52)	76
Actuarial losses	677	634	608	369
Acquisitions (principally Ivex and Fairchild)	7	—	18	—
Divestitures (principally Thiokol in 2001)	(1)	(664)	—	(159)
Benefits paid	(656)	(585)	(339)	(278)
Exchange rate	56	(43)	—	—
Benefit obligation at end of year	$9,360	$8,488	$3,661	$3,177
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	8,434	$9,790	$123	$155
Actual return on plan assets	(376)	65	(4)	1
Acquisitions (principally Ivex and Fairchild)	1	—	—	—
Employer contributions	59	37	—	—
Participants’ contributions	18	11	—	—
Divestitures (principally Thiokol in 2001)	—	(783)	—	(33)
Transfer to defined contribution pension plan	—	(49)	—	—
Benefits paid	(634)	(574)	—	—
Administrative expenses	(21)	(17)	—	—
Exchange rate	50	(46)	—	—
Fair value of plan assets at end of year	$7,531	$8,434	$119	$123
FUNDED STATUS	$(1,829)	$(54)	$(3,542)	$(3,054)
Unrecognized net actuarial loss (gain)	1,803	(8)	843	221
Unrecognized net prior service cost (credit)	126	138	(7)	11
Net amount recognized	$100	$76	$(2,706)	$(2,822)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF:
Prepaid benefit	$133	$502	$—	$—
Accrued benefit liability	(1,547)	(568)	(2,706)	(2,822)
Intangible asset	102	50	—	—
Accumulated other comprehensive loss	1,412	92	—	—

Net amount recognized	$100	$76	$(2,706)	$(2,822)

The components of net periodic benefit costs are reflected below.

	December 31
	Pension benefits			Postretirement benefits
	2002	2001	2000	2002	2001	2000
COMPONENTS OF NET PERIODIC BENEFIT COSTS (INCOME)
Service cost	$176	$162	$162	$25	$25	$25
Interest cost	593	578	502	224	220	177
Expected return on plan assets	(776)	(781)	(666)	(11)	(11)	(11)
Amortization of prior service cost (benefit)	38	34	35	(32)	(33)	(34)
Recognized actuarial loss (gain)	4	(26)	(18)	5	(2)	(2)
Amortization of transition obligation	—	—	2	—	—	—

Net periodic benefit costs (income)	$35	$(33)	$17	$211	$199	$155

The aggregate benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $9,121 and $7,310, respectively, as of December 31, 2002, and $1,921 and $1,362, respectively, as of December 31, 2001. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $8,712 and $7,300, respectively, as of December 31, 2002, and $1,708 and $1,284, respectively, as of December 31, 2001.

Weighted average assumptions used in the accounting for Alcoa’s plans follow.

	2002	2001	2000
Discount rate, at year-end	6.75%	7.25%	7.75%
Expected long-term return on plan assets	9.50	9.50	9.00
Rate of compensation increase	5.00	5.00	5.00

Effective January 1, 2003, the expected long-term return on plan assets was changed to 9.0%. For measurement purposes, an 11% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5% by 2008 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in these assumed rates would have the following effects:

	1% increase	1% decrease
Effect on total of service and interest cost components	$15	$(13)
Effect on postretirement benefit obligations	212	(189)

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $101 in 2002, $103 in 2001, and $80 in 2000.

T. LEASE EXPENSE

Certain equipment, warehousing and office space, and oceangoing vessels are under operating lease agreements. Total expense from continuing operations for all leases was $212 in 2002, $197 in 2001, and $151 in 2000. Under long-term operating leases, minimum annual rentals are $134 in 2003, $112 in 2004, $91 in 2005, $74 in 2006, $60 in 2007, and a total of $223 for 2008 and thereafter.

U. INTEREST COST COMPONENTS

	2002	2001	2000
Amount charged to expense	$350	$371	$427
Amount capitalized	22	22	20

	$372	$393	$447

V. OTHER FINANCIAL INSTRUMENTS AND DERIVATIVES

OTHER FINANCIAL INSTRUMENTS. The carrying values and fair values of Alcoa’s financial instruments at December 31 follow.

	2002		2001
	Carrying value	Fair value	Carrying value	Fair value

Cash and cash equivalents	$344	$344	$512	$512
Short-term investments	69	69	15	15
Noncurrent receivables	74	74	42	42
Available-for-sale investments	135	135	159	159
Short-term debt	122	122	264	264
Long-term debt	8,365	8,935	6,384	6,531

The methods used to estimate the fair values of certain financial instruments follow.

CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, AND SHORT-TERM DEBT. The carrying amounts approximate fair value because of the short maturity of the instruments.

NONCURRENT RECEIVABLES. The fair value of noncurrent receivables is based on anticipated cash flows which approximates carrying value.

AVAILABLE-FOR-SALE INVESTMENTS. The fair value of investments is based on readily available market values. Investments in marketable equity securities are classified as “available for sale” and are carried at fair value.

LONG-TERM DEBT. The fair value is based on interest rates that are currently available to Alcoa for issuance of debt with similar terms and remaining maturities.

DERIVATIVES. Alcoa holds or purchases derivative financial instruments for purposes other than trading. Details of the fair values of the significant instruments follow.

	2002	2001
Aluminum	$(14)	$(65)
Interest rates	80	34
Foreign currency	57	(132)
Other commodities, principally natural gas	51	(30)

FAIR VALUE HEDGES

ALUMINUM. Customers often require Alcoa to enter into long-term, fixed-price commitments. These commitments expose Alcoa to the risk of fluctuating aluminum prices between the time the order is committed and the time that the order is shipped. Alcoa’s commodity risk management policy is to manage, through the use of futures and option contracts, the aluminum price risk associated with a portion of its fixed-price firm commitments. These contracts cover known exposures, generally within three years.

INTEREST RATES. Alcoa uses interest rate swaps to help maintain a strategic balance between fixed- and floating- rate debt and to manage overall financing costs. The company has entered into pay floating, receive fixed interest rate swaps to effectively convert the interest rate from fixed to floating on $1,950 of debt, through 2010. For additional information about interest rate swaps (including settlements that occurred during 2002) and their effect on debt and interest expense, see Note J.

CURRENCIES. During 2002, Aluminio entered into cross-currency interest rate swaps that effectively convert its U.S. dollar denominated debt into Brazilian reais debt at local interest rates.

Hedges of these existing assets, liabilities, and firm commitments qualify as “fair value” hedges. As a result, the fair values of derivatives and changes in the fair values of the underlying hedged items are reported in the Consolidated Balance Sheet. Changes in the fair values of these derivatives and underlying hedged items generally offset and are recorded each period in sales, cost of goods sold, interest expense, or other income, consistent with the underlying hedged item. There were no transactions that ceased to qualify as a fair value hedge in 2002.

CASH FLOW HEDGES

CURRENCIES. Alcoa is subject to exposure from fluctuations in foreign currencies. Foreign currency exchange contracts are used to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. Alcoa’s foreign currency contracts were principally used to purchase Australian dollars, Brazilian reais, and Canadian dollars. The U.S. dollar notional amount of all foreign currency contracts was $798 and $1,409 as of December 31, 2002 and 2001, respectively.

COMMODITIES. Alcoa may elect to sell forward a portion of its anticipated primary aluminum and alumina production. In addition, Alcoa anticipates the continued requirement to purchase aluminum and other commodities such as natural gas, fuel oil, and electricity for its operations. Alcoa enters into futures and options contracts to reduce volatility in the price of these commodities.

For these cash flow hedge transactions, the fair values of the derivatives are recorded on the Consolidated Balance Sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales, cost of goods sold, or interest expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. There were no material transactions that ceased to qualify as a cash flow hedge in 2002. These contracts cover periods commensurate with known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31, 2002, $22 of the $105 gain included in other comprehensive income is expected to be recognized in earnings over the next 12 months.

OTHER

Certain contracts are used to offset a portion of the impact of exchange and interest rate changes on foreign currency denominated debt. The fair value of these contracts was a gain of approximately $33 (pretax) at December 31, 2002. Changes in the fair value of these contracts are included in other income on the Statement of Consolidated Income and offset a portion of the impact of the exchange differences on the debt.

Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers’ commitments. Although nonperformance is possible, Alcoa does not anticipate nonperformance by any of these parties. Contracts are with creditworthy counterparties and are further supported by cash, treasury bills, or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

For further information on Alcoa’s hedging and derivatives activities, see Note A.

W. ENVIRONMENTAL MATTERS

Alcoa participates in environmental assessments and cleanups at a number of locations. These include approximately 28 owned or operating facilities and adjoining properties, approximately 38 previously owned or operated facilities and adjoining properties, and approximately 72 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information.

As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the potential costs for certain of these matters.

The following discussion provides additional details regarding the current status of Alcoa’s significant sites where the final outcome cannot be determined or the potential costs in the future cannot be estimated.

MASSENA, NEW YORK. Alcoa has been conducting investigations and studies of the Grasse River, adjacent to Alcoa’s Massena, NY plant site, under order from the U.S. Environmental Protection Agency (EPA) issued under the Comprehensive Environmental Response, Compensation, and Liability Act, also known as Superfund. Sediments and fish in the river contain varying levels of polychlorinated biphenyl (PCB). During 2000 and 2001, Alcoa completed certain studies and investigations on the river, including pilot tests of sediment-capping techniques, and other remediation technologies. In February 2002, Alcoa submitted a final Analysis of Alternatives Report based on these evaluations and included additional remedial alternatives required by the EPA. The range of costs associated with the remedial alternatives evaluated in the 2002 report is between $2 and $525. Alcoa believes that rational, scientific analysis supports a remedy involving the containment of sediments in place via natural or man-made processes. Based on the current assessment of the EPA decision-making process, Alcoa has concluded that the selection of the $2 alternative, based on natural recovery only, is remote. Alcoa continues to believe that alternatives involving the largest amounts of sediment removal should not be selected for the Grasse River remedy. Therefore, Alcoa believes that the alternatives that should reasonably be considered for selection range from engineered capping and natural recovery of $30 to a combination of moderate dredging, capping, and natural recovery of $90. Accordingly, Alcoa has adjusted the reserve for the Grasse River to $30, representing the low end of the range of possible alternatives, as no one of the alternatives is more likely to be selected than any other. The EPA’s ultimate selection of a remedy could result in additional liability. However, as the process continues, it allows for input that can influence the scope and cost of the remedy that will be selected by the EPA in its issuance of the formal Record of Decision (ROD). Alcoa may be required to record a subsequent reserve adjustment at the time the ROD is issued.

SHERWIN, TEXAS. In connection with the sale of the Sherwin alumina refinery in Texas, which was required to be divested as part of the Reynolds merger in 2000, Alcoa has agreed to retain responsibility for the remediation of then existing environmental conditions, as well as a pro rata share of the final closure of the active waste disposal areas, which remain in use. Alcoa’s share of the closure costs is proportional to the total period of operation of the active waste disposal areas. Alcoa estimated its liability for the active disposal areas by making certain assumptions about the period of operation, the amount of material placed in the area prior to closure, and the appropriate technology, engineering, and regulatory status applicable to final closure. The most probable cost for remediation has been reserved. It is reasonably possible that an additional liability, not expected to exceed $75, may be incurred if actual experience varies from the original assumptions used.

Based on the foregoing, it is possible that Alcoa’s results of operations, in a particular period, could be materially affected by matters relating to these sites. However, based on facts currently available, management believes that adequate reserves have been provided and that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.

Alcoa’s remediation reserve balance at the end of 2002 and 2001 was $436 and $431 (of which $68 and $74 were classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the 2002 reserve balance, approximately 33% relates to the Massena, NY and Sherwin, TX sites. Remediation expenses charged to the reserve were $50 in 2002, $72 in 2001, and $77 in 2000. These include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2002, the reserve balance was increased by $55 primarily to cover anticipated future environmental expenditures at various sites, including Massena, and for acquisitions made. In 2001, the reserve balance was increased by $56 primarily as a result of acquisitions and the shutdown of the company’s magnesium plant in Addy, WA.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY DATA (UNAUDITED)

(dollars in millions, except per-share amounts)

	First	Second	Third	Fourth	Year
2002
Sales	$4,900	$5,158	$5,144	$5,061	$20,263
Income (loss) from continuing operations	184	237	202	(125)	498
Loss from discontinued operations (B)	—	(5)	(9)	(98)	(112)
Cumulative effect of accounting change	34	—	—	—	34
Net income (loss)*	218	232	193	(223)^	420
Earnings (loss) per share:
Basic:
Income (loss) from continuing operations	.22	.28	.24	(.15)	.59
Loss from discontinued operations	—	(.01)	(.01)	(.12)	(.13)
Cumulative effect of accounting change	.04	—	—	—	.04
Net income (loss)	.26	.27	.23	(.27)	.50
Diluted:
Income (loss) from continuing operations	.22	.28	.24	(.15)	.58
Loss from discontinued operations	—	(.01)	(.01)	(.12)	(.13)
Cumulative effect of accounting change	.04	—	—	—	.04
Net income (loss)	.26	.27	.23	(.27)	.49

*	After special charges of $23 in the third quarter, and special charges of $238 and impairment of goodwill of $20 in the fourth quarter (Notes C and D)
^	The 2002 fourth quarter includes a credit of $20 related to changes in the LIFO index.

	First	Second	Third	Fourth	Year
2001
Sales	$6,085	$5,894	$5,418	$5,100	$22,497
Income (loss) from continuing operations	402	306	337	(138)	907
Income (loss) from discontinued operations (B)	2	1	2	(4)	1
Net income (loss)*	404	307	339	(142)^	908
Earnings (loss) per share:
Basic:
Income (loss) from continuing operations	.47	.36	.40	(.17)	1.06
Income (loss) from discontinued operations	—	—	—	—	—
Net income (loss)	.47	.36	.40	(.17)	1.06
Diluted:
Income (loss) from continuing operations	.46	.35	.39	(.17)	1.05
Income (loss) from discontinued operations	—	—	—	—	—
Net income (loss)	.46	.35	.39	(.17)	1.05

*	After special charges of $114 in the second quarter and $241 in the fourth quarter (Note C)
^	The 2001 fourth quarter includes a credit of $22 related to changes in the LIFO index.

NUMBER OF EMPLOYEES (UNAUDITED)

	2002	2001	2000
U.S.	53,500	56,500	61,600
Other Americas	38,200	38,700	46,500
Europe	28,300	27,700	27,400
Pacific	7,000	6,100	6,500

	127,000	129,000	142,000

SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be at 9:30 a.m. Friday, April 11, 2003 at the Westin Convention Center Pittsburgh.

COMPANY NEWS

Visit www.alcoa.com for Securities and Exchange Commission (SEC) filings, quarterly earnings reports, and other company news. This information is also available toll-free 24 hours a day by calling 1 800 522 6757 (in the U.S. and Canada) or 1 402 572 4993 (all other calls). Reports may be requested by voice, fax, or mail.

Copies of the annual report and Forms 10-K and 10-Q may be requested at no cost at www.alcoa.com, by calling the toll-free numbers, or by writing to Corporate Communications at the corporate center address.

INVESTOR INFORMATION

Security analysts and investors may write to Director- Investor Relations at 390 Park Avenue, New York, NY 10022-4608, call 1 212 836 2674, or E-mail investor.relations@alcoa.com.

OTHER PUBLICATIONS

For more information on Alcoa Foundation and its programs and other community investments, visit www.alcoa.com under “community.”

For a report on Alcoa’s environmental, health, and safety performance, write Alcoa EHS Department at the corporate center address or go to www.alcoa.com

DIVIDENDS

Alcoa’s objective is to pay common stock dividends at rates competitive with other investments of equal risk and consistent with the need to reinvest earnings for long-term growth. To support this objective, in January 2002, the Board of Directors approved a 20% increase in the base quarterly dividend from 12.5 cents per common share to 15 cents per common share. Base quarterly dividends are paid to shareholders of record at each quarterly distribution date.

The Board also approved eliminating the variable dividend that was equal to 30% of Alcoa’s annual earnings over $1.50 per basic share. Basic earnings per share for 2001 did not meet the $1.50 threshold, so there would have been no variable dividend paid in 2002.

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

DIRECT DEPOSIT OF DIVIDENDS

Shareholders may have their quarterly dividends deposited directly to their checking, savings, or money market accounts at any financial institution that participates in the Automated Clearing House (ACH) system.

SHAREHOLDER SERVICES

Shareholders with questions on account balances; dividend checks, reinvestment, or direct deposit; address changes; lost or misplaced stock certificates; or other shareholder account matters may contact Alcoa’s stock transfer agent, registrar, and dividend disbursing agent:

Equiserve Trust Company, N.A.	Telephone Response Center:
P.O. Box 43069	1 800 317 4445
Providence, RI 02940-3069	Outside U.S. and Canada:
1 781 575 2724

Internet address: www.equiserve.com

Telecommunications Device for the Deaf (TDD): 1 800 952 9245

For shareholder questions on other matters related to Alcoa, write to Donna Dabney, Office of the Secretary, at the corporate center headquarters address or call 1 412 553 4707.

STOCK LISTING

Common: New York Stock Exchange and exchanges in Australia, Belgium, Germany, Switzerland, and the United Kingdom Preferred: American Stock Exchange Ticker symbol: AA

QUARTERLY COMMON STOCK INFORMATION

	2002			2001
Quarter	High	Low	Dividend	High	Low	Dividend
First	$39.75	$33.34	$.15	$39.58	$30.63	$.15
Second	39.09	30.17	.15	45.71	33.75	.15
Third	33.80	18.35	.15	42.00	27.36	.15
Fourth	26.37	17.62	.15	40.50	29.82	.15

Year	$39.75	$17.62	$.60	$45.71	$27.36	$.60

COMMON SHARE DATA

	Estimated number of shareholders*	Average shares outstanding (000)
2002	273,000	845,439
2001	266,800	857,990
2000	265,300	814,229
1999	185,000	733,888
1998	119,000	698,228

*	These estimates include shareholders who own stock registered in their own names and those who own stock through banks and brokers.

CORPORATE CENTER

Alcoa	Alcoa Inc. is incorporated
201 Isabella St. at 7th St. Bridge	in the Commonwealth of
Pittsburgh, PA 15212-5858	Pennsylvania.
Telephone: 1 412 553 4545
Fax: 1 412 553 4498
Internet: www.alcoa.com