Form 10-K, Exhibit 13
period 2003-12-31
ALCOA INC
filed 2004-02-27
CIK 4281

Exhibit 13

Selected Financial Data

(in millions, except per-share amounts and ingot prices)

	2003	2002	2001	2000	1999
Sales	$21,504	$20,351	$22,576	$22,755	$16,268
Income from continuing operations	1,034	476	904	1,474	1,050
(Loss) income from discontinued operations	(49)	(90)	4	15	4
Cumulative effect of accounting change	(47)	34	—	(5)	—
Net income	938	420	908	1,484	1,054
Earnings (loss) per share:
Basic:
Income from continuing operations	1.21	.56	1.05	1.80	1.43
(Loss) income from discontinued operations	(.06)	(.11)	.01	.02	.01
Cumulative effect of accounting change	(.06)	.04	—	(.01)	—

Net income	1.09	.49	1.06	1.81	1.44
Diluted:
Income from continuing operations	1.20	.56	1.04	1.78	1.40
(Loss) income from discontinued operations	(.06)	(.11)	.01	.02	.01
Cumulative effect of accounting change	(.06)	.04	—	(.01)	—

Net income	1.08	.49	1.05	1.79	1.41

Alcoa’s average realized price per pound for aluminum ingot	.70	.66	.72	.77	.67
LME average 3-month price per pound for aluminum ingot	.65	.62	.66	.71	.63

Cash dividends paid per common share	.600	.600	.600	.500	.403
Total assets	31,711	29,810	28,355	31,691	17,066
Short-term borrowings	56	39	166	2,718	339
Long-term debt	7,215	8,449	6,484	5,407	2,718

The financial information for all prior periods has been reclassified to reflect assets held for sale and discontinued operations. See Note B to the Consolidated Financial Statements for further information.

Significant items impacting the results for 2003 included: acquisitions of businesses, special items, various gains/losses recorded in other income, changes in the provision for income taxes, discontinued operations, and the adoption of a new accounting standard. Significant items impacting the results for 2002 included: special items, the adoption of new accounting standards, goodwill impairment, and discontinued operations. Significant items impacting the results for 2001 included: special items, gains on asset sales, and various charges to cost of goods sold and selling, general administrative, and other expenses. Significant items impacting the results for 2000 included primarily the acquisitions of Reynolds Metals Company (Reynolds) and Cordant Technologies Inc. (Cordant).

The data presented in the Selected Financial Data table should be read in conjunction with the information provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the Consolidated Financial Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(dollars in millions, except per-share amounts and ingot prices; shipments in thousands of metric tons [mt])

Overview

Our Business

Alcoa is the world’s leading producer of primary aluminum, fabricated aluminum, and alumina, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating, and recycling. Aluminum is a commodity that is traded on the London Metal Exchange (LME) and priced daily based on market supply and demand. Aluminum and alumina represent approximately two-thirds of Alcoa’s revenues, and the price of aluminum influences the operating results of Alcoa. Nonaluminum products include precision castings, industrial fasteners, vinyl siding, consumer products, food service and flexible packaging products, plastic closures, fiber-optic cables, and electrical distribution systems for cars and trucks. Alcoa’s products are used worldwide in aircraft, automobiles, commercial transportation, packaging, consumer products, building and construction, and industrial applications.

Alcoa is a global company operating in 41 countries. North America is the largest market with 65% of Alcoa’s revenues. Europe is also a significant market with 22% of the company’s revenues. Alcoa also has investments and activities in Iceland, Australia, Brazil, China, and Bahrain, which present opportunities for substantial growth. Governmental policies and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these countries.

Management Review of 2003 and Outlook for the Future

Alcoa aspires to be the best company in the world. As part of that mission, Alcoa strives to attain certain financial goals to improve both short-term and long-term profitability, while positioning the company to be successful in the future.

In 2003, Alcoa’s focus on long-term value creation through living our values, controlling costs and capital, managing our portfolio of businesses, and focusing on profitable growth contributed to the following financial achievements:

•	Significant improvement in income from continuing operations, rising from $476 in 2002 to $1,034 in 2003, as all segments increased profitability;

•	Achievement of our three-year, $1 billion cost savings goal through manufacturing productivity improvements realized from continued application of the Alcoa Business System (ABS), procurement savings from improved purchasing practices and global sourcing, and headcount reductions from prior restructuring programs;

•	Strengthened balance sheet and continued cash generation through disciplined capital spending, improved working capital, payment of more than $1 billion in debt which facilitated a reduction in the debt-to-capital ratio from 43.1% in 2002 to 35.1% in 2003, and progress on our divestiture plan with the sales of the Latin America PET business and our equity interest in Latasa, a Latin America aluminum can business, in 2003.

During 2003, the company was faced with a number of challenges including increased costs for energy, raw materials, employee benefits, and foreign currency exchange movements. Additionally in 2003, significant efforts were made to globalize the production base as a means to better serve Alcoa’s customers and to take advantage of lower costs to produce in certain global regions. The actions surrounding the globalization provide unique challenges including exposure to foreign currency appreciation against the U.S. dollar, as well as the general business and political risks involved with expanding operations in global regions where Alcoa does not currently have a significant presence. The company expects that it will continue to face these and similar challenges in the future.

To position ourselves for success in 2004 and beyond, we will work toward the following financial goals:

•	Reducing costs through a new three-year cost savings challenge aimed at eliminating an additional $1.2 billion in costs by the end of 2006. The new goal will be achieved through continued implementation of ABS to eliminate waste and improve productivity, as well as throughout other areas within the company.

•	Striving to join the first quintile of S&P Industrials in return on capital (ROC) performance and, in pursuit of that goal, we will seek to provide returns in excess of cost of capital, which is currently 9%;

•	Completing our divestiture plan by mid-2004 with anticipated total proceeds to be realized in the range of $750 to $850, to be used to pay down debt. [The packaging equipment business was sold in January of 2004, and the sale of the specialty chemicals business is expected to close in the first quarter of 2004.]

•	Maintaining a strong balance sheet with a long-term target for a 25%–35% debt-to-capital ratio;

•	Strengthening our asset base and improving its productivity, as well as expanding our global reach and positioning our primary businesses lower on the cost curve through various strategies including: expanding alumina refinery capacity in Jamaica, Suriname, and Australia; constructing a smelter in Iceland and expanding smelting capacity in China, Canada, and Bahrain; investing in energy projects in Brazil and Rockdale, TX; as well as various other projects throughout other segments of the business. These projects are outlined in more detail below under Segment Information, Liquidity and Capital Resources, and Contractual Obligations and Off-Balance Sheet Arrangements.

Forward-Looking Statements

Certain statements in this report under this caption and elsewhere relate to future events and expectations and, as such, constitute forward-looking statements. Forward-looking statements also include those containing such words as “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects,” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements of Alcoa to be different from those expressed or implied in the forward-looking statements. For a discussion of some of the specific factors that may cause such a difference, see Notes M and X to the Consolidated Financial Statements and the disclosures included below under Segment Information and Market Risks. For additional information on forward-looking statements and risk factors, see Alcoa’s Form 10-K, Part I, Item 1.

Results of Operations

Earnings Summary

Alcoa’s income from continuing operations for 2003 was $1,034, or $1.20 per diluted share, compared with $476, or $0.56 per share, in 2002. The highlights for 2003 include: intense focus on profitability with ongoing cost reductions in 2003 that resulted in achievement of the company’s three-year, $1 billion cost savings goal initiated in 2001; higher realized prices for alumina as demand increased due to a tightening of the world alumina market, as well as higher realized prices for aluminum as LME prices rose; significant restructuring charges that were recognized in 2002; improved profitability across all segments aided in part by cost savings and acquisitions; higher equity income, primarily at Elkem; recognition of insurance settlements of a series of environmental matters in the U.S.; and a lower effective tax rate due to several discrete tax items.

Partially offsetting these positive contributions in 2003 were: cost increases for energy, employee benefits and raw materials; the impact of a weakened U.S. dollar against other currencies, primarily the Australian and Canadian dollars; higher minority interest expense; and continued volume declines in businesses serving the telecommunications, commercial building and construction, and industrial gas turbine markets.

Net income for 2003 was $938, or $1.08 per share, compared with $420, or $0.49 per share, in 2002. Net income of $938 in 2003 included a charge of $47 representing the cumulative effect of the accounting change for asset retirement obligations upon adoption of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” Net income also included a loss of $49 from discontinued operations, comprised of a $45 unfavorable adjustment to the estimated fair value of the automotive fasteners business and $4 of net operating losses. See details of the divestiture plan below.

Alcoa’s income from continuing operations for 2002 was $476, or $0.56 per share, compared with $904, or $1.04 per share, in 2001. The decline in income from continuing operations was primarily due to lower realized prices for alumina and aluminum; lower volumes in businesses serving the aerospace, commercial building and construction, telecommunications, and industrial gas turbine markets; power sales that were recognized in 2001; a goodwill impairment charge in 2002; and lower gains on sales of assets and lower equity income in 2002. Partially offsetting these declines were benefits resulting from continued focus on cost savings and restructuring initiatives; lower costs recognized in 2002 for contract losses, customer claims, and bad debts; the favorable impact in 2002 of ceasing amortization of goodwill; lower restructuring charges recognized in 2002 compared with 2001; and lower minority interest expense.

Net income for 2002 was $420, or $0.49 per share, compared with $908, or $1.05 per share, in 2001. Net income of $420 in 2002 included income of $34 representing the cumulative effect of the accounting change for goodwill under SFAS No. 142, “Goodwill and Intangible Assets.” Net income also included a loss of $90 for discontinued operations, which consisted of charges of $59 to reduce the carrying values of certain businesses to be divested to their estimated fair values less costs to sell, as well as $31 of operating losses.

Divestiture Plan — Alcoa’s financial statements in both 2003 and 2002 were significantly impacted by activities relating to the planned divestiture of a number of Alcoa’s businesses.

During the fourth quarter of 2002, Alcoa performed a portfolio review of its businesses and the markets they serve. As a result of this review, Alcoa committed to a plan to divest certain noncore businesses that did not meet internal growth and return measures. In accordance with the accounting requirements, these businesses are classified as either discontinued operations or assets held for sale.

For businesses classified as discontinued operations, the balance sheet amounts and income statement results are reclassified from their historical presentation to assets and liabilities of operations held for sale on the Consolidated Balance Sheet and to discontinued operations in the Statement of Consolidated Income for all periods presented. Additionally, segment information does not include the results of businesses classified as discontinued operations. Management does not expect any continuing involvement with these businesses following the sales. At the end of 2003, businesses classified as discontinued operations included Alcoa’s commodity automotive fasteners business, a packaging business in South America, and Alcoa’s packaging equipment business, which are expected to be sold by mid-2004.

For businesses classified as assets held for sale, the balance sheet amounts are reclassified from their historical presentation to assets and liabilities of operations held for sale. The income statement results continue to be reported in the historical income statement categories as income from continuing operations. The segment results include the results of businesses classified as assets held for sale for all periods presented. Management expects that Alcoa will have continuing involvement with these businesses following the sale, primarily in the form of ongoing aluminum or other significant supply contracts. At the end of 2003, businesses classified as assets held for sale included Alcoa’s specialty chemicals business, certain architectural products businesses in North America, an extrusion facility in Europe, certain extrusion facilities in Latin America, and foil facilities in St. Louis, MO and Russellville, AR. These businesses are expected to be sold by mid-2004.

During 2003, there were a number of changes in the classification of businesses to be divested:

•	In the third quarter of 2003, the protective packaging business, a part of the Ivex Packaging Corporation (Ivex) acquisition, was reclassified from discontinued operations to assets held and used as management discontinued the plan of sale due to market conditions. The results of operations of the protective packaging business have been reclassified and are included in income from continuing operations and in the Packaging and Consumer segment results beginning in July 2002 (date of the Ivex acquisition).

•	In the fourth quarter of 2003, the Magnolia, AR and Plant City, FL fabricating businesses were reclassified from discontinued operations to assets held and used as management discontinued the plan of sale due to market conditions. The results of operations and $18 of losses (reflected in Special Items) in 2002 associated with adjustments to estimated fair values were reclassified to income from continuing operations. The results of operations, excluding the adjustments reflected in Special Items, are included in the Engineered Products segment.

•	In the fourth quarter of 2003, Alcoa’s packaging equipment business was reclassified from assets held and used to discontinued operations. The sale of this business was completed in January of 2004. The results of operations of this business are reported as discontinued operations in the Statement of Consolidated Income for all periods presented. Packaging and Consumer segment results do not include the results of operations of the packaging equipment business.

•	In the fourth quarter of 2003, the specialty chemicals business was reclassified from assets held and used to assets held for sale. The sale of the specialty chemicals business is expected to close in the first quarter of 2004. The change in classification did not impact the Statement of Consolidated Income, and the results of the specialty chemicals business are included in the Alumina and Chemicals segment results.

The Statement of Consolidated Income in 2003 reflects a charge of $45 (after tax) in discontinued operations related to a reduction in the estimated fair value of the automotive fasteners business and $33 of net favorable adjustments in Special Items related to businesses classified as assets held for sale. The 2003 activity on assets held for sale of $33, including income of $53 and losses of $20, is primarily comprised of:

•	Reversal of estimated loss and recognition of a gain in the second and fourth quarters of 2003 on the sale of the Latin America PET business; and

•	Recognition of losses in the second and fourth quarters of 2003 related to reductions in the estimated fair values of businesses included in assets held for sale.

The Statement of Consolidated Income in 2002 reflects charges of $232 in Special Items related to businesses classified as assets held for sale and charges of $59 (after tax) included in discontinued operations related to unfavorable adjustments to the estimated fair values on businesses to be divested.

Sales — Sales for 2003 were $21,504 compared with sales of $20,351 in 2002, an increase of $1,153, or 6%. Acquisitions accounted for $1,015 of the increase in sales in 2003. Sales in 2003 included the full-year results of Fairchild Fasteners (acquired in December 2002) and Ivex (acquired in July 2002), and three months of activity for KAAL Australia (acquired in October 2003). Excluding the impact of acquisitions, sales increased in 2003 primarily in the upstream businesses, as realized prices for alumina rose 17% and realized prices for aluminum rose 6% from 2002. Partly offsetting the increases in the upstream businesses were the dispositions of distribution facilities in Europe and the Latin America PET business, as well as lower volumes in the downstream businesses, which continue to be impacted by weak markets for industrial gas turbines, telecommunications, and commercial building and construction.

Sales in 2002 were $20,351 compared with sales of $22,576 in 2001, a decrease of $2,225, or 10%. The decline in sales was primarily due to lower volumes in downstream businesses serving the aerospace, commercial building and construction, telecommunications, and industrial gas turbine markets; lower realized prices for alumina and aluminum; significant power sales recognized in 2001; the divestiture of Thiokol Propulsion (Thiokol) in 2001; and the contribution of the net assets of Reynolds’ metals distribution business (RASCO) in 2001 to a joint venture, Integris Metals, Inc. (Integris), in which Alcoa retained a 50% equity interest. These decreases were somewhat offset by increased volumes in businesses serving the automotive and commercial transportation markets, increased volumes in the alumina and primary metals businesses, and the acquisitions of Ivex and several smaller businesses.

Cost of Goods Sold — COGS as a percentage of sales was 79.7% in 2003 compared with 80.2% in 2002. Cost reductions as a result of procurement savings, productivity improvements, and headcount reductions from prior restructuring programs, as well as higher realized prices for alumina and aluminum, more than offset lower volumes, higher costs for energy, purchased raw materials and employee benefits, a weakened U.S. dollar against other currencies, and a benefit realized in 2002 as a result of a favorable LIFO adjustment.

COGS as a percentage of sales was 80.2% in 2002 compared with 78% in 2001. The increase in the percentage in 2002 was primarily due to lower realized prices, significant power sales in 2001, and lower volumes. These unfavorable impacts were somewhat offset by ongoing cost reductions generated by productivity and purchasing cost savings and a higher LIFO benefit of $38 in 2002 as a result of a reduction in inventories and lower purchased material costs.

Selling, General Administrative, and Other Expenses — SG&A expenses were $1,295, or 6.0% of sales, in 2003 compared with $1,157, or 5.7% of sales, in 2002. The increase of $138, or 0.3% as a percentage of sales, was primarily due to the full-year results related to the acquisitions of Ivex and Fairchild Fasteners (Fairchild), which accounted for 60% of the change in 2003 compared with 2002. The remaining increase was primarily due to increased deferred compensation costs in 2003.

SG&A expenses of $1,157, or 5.7% of sales, in 2002 decreased from $1,264, or 5.6% of sales, in 2001. The decrease of $107, or 8%, in 2002 was primarily due to lower bad debt expense, bad debt recoveries, and lower deferred compensation costs.

Research and Development Expenses — R&D expenses were $194 in 2003 compared with $214 in 2002 and $203 in 2001. The decrease in 2003 compared with 2002 was primarily due to reduced spending to control costs. The increase in 2002 compared with 2001 was primarily due to increased spending in the Primary Metals segment related to inert anode technology.

Provision for Depreciation, Depletion, and Amortization — The provision for depreciation, depletion, and amortization was $1,194 in 2003 compared with $1,111 in 2002. The increase of $83, or 7%, was primarily due to the full-year results related to the acquisitions of Ivex and Fairchild, as well as the impact of foreign currency exchange movements, somewhat offset by a reduction due to ceasing depreciation on assets held for sale.

The provision for depreciation, depletion, and amortization of $1,111 in 2002 decreased from $1,237 in 2001. The decrease of $126, or 10%, was primarily the result of ceasing amortization of goodwill in 2002 under the provisions of SFAS No. 142. The elimination of goodwill amortization expense of $171 in 2002 was partly offset by increases in depreciation and amortization expense related to acquisitions in 2002.

Impairment of Goodwill — In the fourth quarter of 2002, Alcoa recorded an impairment charge of $44 for goodwill associated with its operations serving the telecommunications market. Alcoa’s telecommunications business experienced lower than expected operating profits and cash flows in the second half of 2002. As a result of this trend and the overall industry expectations, the projected operating profits and cash flows for the telecommunications business were reduced for the next five years. The projected decline in cash flows resulted in the recognition of the $44 impairment loss.

Special Items — Special items for each of the three years in the period ended December 31, 2003, were comprised of:

December 31	2003	2002	2001
Asset write-downs	$—	$296	$372
Layoff costs	45	105	178
Other costs	—	31	16
Net additions to/reversals of prior year layoff and other costs	(38)	(7)	—
Net additions to/reversals of prior year gains/losses on assets held for sale	(33)	—	—

Special Items	$(26)	$425	$566

Special items consisted of income of $26 ($25 after tax and minority interests) in 2003 compared with a charge of $425 in 2002. The income recognized in 2003 was comprised of: $33 of net favorable adjustments on assets held for sale, described in the Divestiture Plan section above; $38 of income resulting from adjustments to prior year layoff reserves (in conjunction with these reserve adjustments, there was a change in the number of employees to be terminated under the 2002 restructuring program from 8,500 to 6,700 employees); and $45 of charges for additional layoff costs associated with approximately 1,600 hourly and salaried employees located primarily in Europe, the U.S., and Brazil, as the company continued to focus on cost reductions in businesses that continued to be impacted by market declines.

As of December 31, 2003, approximately 1,100 of the 1,600 employees associated with the 2003 restructuring charges had been terminated and approximately $20 of cash payments was made against the reserves.

During 2002, Alcoa recorded special charges of $425 ($280 after tax and minority interests) for restructurings associated with the curtailment of aluminum production at three smelters, as well as restructuring operations for those businesses experiencing negligible growth due to continued market declines and the decision to divest certain businesses that failed to meet internal growth and return measures. The 2002 charges were comprised of asset write-downs of $296, consisting of $113 of goodwill on businesses to be divested, as well as $183 for structures, machinery, and equipment; employee termination and severance costs of $105 related to approximately 6,700 salaried and hourly employees at over 70 locations, primarily in Mexico, Europe, and the U.S.; and exit costs, including environmental, demolition, and lease termination costs, of $31. Additionally, net reversals of $7 were recorded in Special Items in 2002 primarily associated with adjustments to 2001 restructuring program reserves due to changes in estimates of liabilities resulting from lower than expected costs.

As part of the 2002 restructuring program, Alcoa temporarily curtailed aluminum production at its Badin, NC plant and permanently closed its Troutdale, OR plant as well as approximately 25% of the capacity at its Rockdale, TX facility. Alcoa recognized a restructuring charge of $39 associated with these curtailments. The remaining carrying value and results of operations related to these facilities were not material. The restructuring of operations of businesses serving the aerospace, automotive, and industrial gas turbine markets, and in the U.S. smelting system resulted in a charge of $154. The remaining $232 of special items was related to losses recognized on assets held for sale described in the Divestiture Plan section above.

As of December 31, 2003, approximately 6,400 of the 6,700 employees associated with the 2002 restructuring program were terminated. Alcoa expects to complete substantially all actions relative to the restructuring charges by the end of 2004. Cost savings associated with lower employee and other costs are anticipated to be approximately $150 to $175 in 2004.

During 2001, Alcoa recorded charges of $566 ($355 after tax and minority interests) as a result of a restructuring plan based on a strategic review of the company’s primary products and fabricating businesses aimed at optimizing and aligning its manufacturing systems with customer needs, while positioning the company for stronger profitability. These charges consisted of costs associated with the shutdown of 18 facilities in the U.S. and Europe and were comprised of asset write-downs of $372, employee termination and severance costs of $178 related to workforce reductions of approximately 10,400 employees, and other exit costs of $16 related to the shutdown of facilities.

As of December 31, 2003, the 2001 restructuring program was substantially complete, with the exception of approximately $60 in reserves for ongoing site remediation work and employee layoff costs that consist of monthly payments being made over an extended period.

Alcoa does not include special items in the segment results. The pretax impact of allocating special items to the segment results would have been as follows:

December 31	2003	2002	2001
Alumina and Chemicals	$(1)	$3	$94
Primary Metals	4	64	157
Flat-Rolled Poducts	13	65	105
Engineered Products	(4)	217	126
Packaging and Consumer	(44)	46	—
Other	(1)	28	63

Segment total	(33)	423	545
Corporate expenses	7	2	21

Total Special Items	$(26)	$425	$566

Interest Expense — Interest expense was $314 in 2003 compared with $350 in 2002. The decrease of $36, or 10%, was primarily due to lower average effective interest rates, somewhat offset by higher average debt levels due to higher borrowings in 2002 to fund acquisitions.

Interest expense was $350 in 2002 compared with $371 in 2001. The decrease of $21, or 6%, in 2002 was primarily due to lower average effective interest rates, partially offset by higher borrowings during the year.

Other Income — Other income was $274 in 2003 compared with $179 in 2002. The increase of $95, or 53%, was primarily due to a gain of $105 from insurance settlements of a series of historical environmental matters in the U.S.; $66 of higher equity income, primarily at Elkem; and an increase in the cash surrender value of employee life insurance; partially offset by the unfavorable impact of foreign currency translation losses of $51, primarily due to the impact of strengthening Australian and Canadian currencies; and several favorable nonoperating gains recognized in 2002.

Other income was $179 in 2002 compared with $309 in 2001. The decrease of $130, or 42%, was primarily due to $62 higher net gains on asset sales in 2001 (related to the sales of Thiokol, Alcoa Proppants, Inc., and Alcoa’s interest in a Latin American cable business), and a decrease of $46 in equity income, driven by lower earnings at Elkem. See Note N to the Consolidated Financial Statements for further information.

Income Taxes — Alcoa’s effective tax rate was 24.2% in 2003 compared with the statutory rate of 35% and Alcoa’s effective tax rates of 32.3% in 2002 and 31.9% in 2001. The effective tax rate in 2003 was reduced to reflect a number of discrete tax items that are required to be excluded from management’s estimate of the annual effective tax rate:

•	Reversal of a valuation reserve on foreign net operating losses resulted in a reduction of the rate by approximately 2.9%

•	Expiration of a prior international audit period resulted in a reduction of the rate by approximately 2.3%

•	Recently enacted international tax legislation resulted in a reduction of the rate by approximately 1.3%

•	Partially offsetting some of the reductions above was a tax recognized on the sale of Latasa which increased the effective tax rate by 1.3%.

Management anticipates that the tax rate in 2004 will be similar to the tax rate for 2003 excluding the impact of the discrete tax items mentioned above.

Minority Interests — Minority interests’ share of income from operations was $231 in 2003 compared with $135 in 2002 and $208 in 2001. The increase of $96, or 71%, in 2003 was primarily due to higher earnings at Alcoa World Alumina and Chemicals (AWAC), due to higher realized prices and higher volumes, and higher earnings at Alcoa Fujikura Ltd. (AFL) due to cost savings in 2003 and the impact of a goodwill impairment charge recognized in 2002. Somewhat offsetting these factors was lower minority interests’ share of income at Alcoa Aluminio resulting from Alcoa’s acquisition of the remaining 40.9% shareholding from Camargo Correa Group in August of 2003.

Minority interests’ share of income from operations was $135 in 2002 compared with $208 in 2001. The decrease of $73, or 35%, in 2002 compared with 2001 was due to lower earnings at Alcoa Aluminio, AWAC, and AFL. The goodwill impairment charge of $44 (pretax) contributed to the earnings decline of AFL in 2002.

Loss From Discontinued Operations — Loss from discontinued operations was $49 in 2003 compared with a loss of $90 in 2002 and income from discontinued operations of $4 in 2001. The loss of $49 in 2003 was comprised of an adjustment of $45 related to a reduction in the estimated fair value of the automotive fasteners business and $4 of operating losses. The loss of $90 recognized in 2002 was comprised of $31 of operating losses of businesses to be divested, as well as losses of $59 to reduce the carrying values of certain businesses to their estimated fair values less costs to sell. See Note B to the Consolidated Financial Statements for further information.

Cumulative Effect of Accounting Change — The cumulative effect of accounting changes resulted in a charge of $47 in 2003 compared with income of $34 recognized in 2002. The adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations” in 2003 resulted in a cumulative effect adjustment of $47, consisting primarily of costs to establish assets and liabilities related to spent pot lining disposal for pots currently in operation. The adoption of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangibles” in 2002 resulted in a cumulative effect adjustment of $34, consisting of income from the write-off of negative goodwill from prior acquisitions of $49, offset by a $15 write-off for the impairment of goodwill in the automotive business resulting from a change in measurement criteria for impairments. See Notes A, C, and E to the Consolidated Financial Statements for further information.

Segment Information

Alcoa’s operations consist of five worldwide segments: Alumina and Chemicals, Primary Metals, Flat-Rolled Products, Engineered Products, and Packaging and Consumer. Alcoa businesses that are not reported to management as part of one of these five segments are aggregated and reported as “Other.” Alcoa’s management reporting system measures the after-tax operating income (ATOI) of each segment. Nonoperating items, such as interest income, interest expense, foreign currency translation gains/losses, the effects of last-in, first-out (LIFO) inventory accounting, minority interests, special items, discontinued operations, and accounting changes are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative expenses, and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments, and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate, assets held for sale, and other amounts.

ATOI for all segments totaled $1,713 in 2003, $1,478 in 2002, and $2,039 in 2001. See Note P to the Consolidated Financial Statements for additional information. The following discussion provides shipment, sales, and ATOI data for each segment for each of the three years in the period ended December 31, 2003. The financial information and data on shipments of all prior periods have been adjusted to remove the results of discontinued operations.

Alumina and Chemicals

	2003	2002	2001
Alumina production (mt)	13,841	13,027	12,527
Third-party alumina shipments (mt)	7,671	7,486	7,217

Third-party sales	$2,002	$1,743	$1,908

Intersegment sales	1,021	955	1,021

Total sales	$3,023	$2,698	$2,929

ATOI	$415	$315	$471

This segment consists of Alcoa’s worldwide alumina and chemicals system that includes the mining of bauxite, which is then refined into alumina. Alumina is sold directly to internal and external smelter customers worldwide or is processed into industrial chemical products. The industrial chemical products are sold to a broad spectrum of markets including refractories, ceramics, abrasives, chemicals processing, and other specialty applications. Alcoa’s alumina operations in Australia are a significant component of this segment. Slightly more than half of Alcoa’s alumina production is sold under supply contracts to third parties worldwide, while the remainder is used internally. Alumina comprises over three-quarters of this segment’s third-party sales. The sale of Alcoa’s specialty chemicals business is expected to close in the first quarter of 2004.

Third-party sales for the Alumina and Chemicals segment increased 15% in 2003 compared with 2002 primarily due to an increase in realized prices of 17% influenced by higher LME prices and a tightening of the world alumina market, as well as increased shipments due to higher production at the Point Comfort, TX refinery. In 2002, third-party sales of alumina decreased 9% compared with 2001, primarily due to an 11% decline in realized prices, which more than offset increased shipments. Third-party sales of alumina-based chemical products were down 12% in 2002 compared to 2001 primarily due to lower volumes.

ATOI for this segment rose 32% in 2003 compared with 2002 primarily due to higher realized prices and higher volumes, which were somewhat offset by higher energy costs and unfavorable foreign currency exchange movements. ATOI in 2002 fell 33% compared with 2001, primarily due to lower realized prices, partially offset by increased volumes and cost improvements.

Alcoa continued to make long-term investments to improve its world-class position in alumina refining. Through AWAC, Alcoa’s global alliance with Alumina Limited, the company moved forward in 2003 on its plan to add 1,100,000 mt (Alcoa’s share is 862,500 mt) of annual capacity at its alumina refineries by completing a 250,000 mt (Alcoa’s share is 125,000 mt) expansion in Jamaica, and proceeding with plans to add 250,000 mt (Alcoa’s share is 137,500 mt) in Suriname, and 600,000 mt in Western Australia by 2005.

Primary Metals

	2003	2002	2001
Aluminum production (mt)	3,508	3,500	3,488

Third-party aluminum shipments (mt)	1,952	2,073	1,873

Alcoa’s average realized price per pound for aluminum ingot	$0.70	$0.66	$0.72

Third-party sales	$3,229	$3,174	$3,432

Intersegment sales	3,098	2,655	2,849

Total sales	$6,327	$5,829	$6,281

ATOI	$657	$650	$905

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

Third-party sales for the Primary Metals segment increased 2% in 2003 compared with 2002 as higher realized prices more than offset lower third-party shipments and the negative impact of an electrical outage at the Alumar smelter in Brazil. Intersegment sales increased 17% due to higher realized prices and higher volumes. Third-party sales in 2002 decreased 8% compared with 2001 as higher shipments were more than offset by lower realized prices and the lack of significant power sales resulting from production curtailments at plants located in the northwestern U.S. in 2001. Intersegment sales decreased 7% due to lower realized prices.

ATOI for this segment was relatively flat in 2003 compared with 2002 as higher realized prices and ongoing cost savings were substantially offset by higher costs for energy, raw materials, and employee benefits, and the impact of unfavorable foreign currency exchange movements. ATOI for this segment decreased 28% in 2002 compared with 2001. The decline was primarily due to lower realized prices and the lack of significant power sales in 2002. These decreases were somewhat offset by increased volumes and lower foreign taxes.

During 2003, Alcoa announced capacity curtailments of 57,000 mt at Intalco in Ferndale, WA and 60,000 mt at Massena, NY due to higher energy costs. As a result, Alcoa has approximately 562,000 mt per year (mtpy) of idle capacity on a base capacity of 4,020,000 mtpy. Also during 2003, Alcoa began detailed design of a 322,000-mt smelter in Iceland and continued to make progress on plans to expand smelting opportunities in China, Canada, and Bahrain. Alcoa continued to invest in energy projects in Brazil and Rockdale, TX.

Flat-Rolled Products

	2003	2002	2001
Third-party aluminum shipments (mt)	1,819	1,774	1,818

Third-party sales	$4,815	$4,640	$4,999

Intersegment sales	66	68	64

Total sales	$4,881	$4,708	$5,063

ATOI	$221	$220	$262

This segment’s principal business is the production and sale of aluminum plate, sheet, and foil. This segment includes rigid container sheet (RCS), which is sold directly to customers in the packaging and consumer market and is used to produce aluminum beverage cans. Seasonal increases in RCS sales are generally experienced in the second and third quarters of the year. This segment also includes sheet and plate used in the transportation, building and construction, and distributor markets (mainly used in the production of machinery and equipment and consumer durables), of which approximately two-thirds is sold directly to customers while the remainder is sold through distributors. Approximately 60% of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining 40% of third-party sales consists of RCS. While the customer base for flat-rolled products is large, a significant amount of sales of RCS, sheet, and plate are to a relatively small number of customers.

Third-party sales for the Flat-Rolled Products segment increased 4% in 2003 compared with 2002 primarily due to the acquisition of the remaining 50% interest in KAAL Australia (can sheet rolling mills) in October of 2003, which contributed $105; the favorable impact of foreign currency exchange movements in Europe; and increased volumes for RCS and sheet and plate. Partially offsetting these increases were the absence of sales in 2003 from the commercial foil business, which was discontinued as a result of a prior year’s restructuring program. In 2002, third-party sales declined 7% compared with 2001 primarily due to lower metal prices, an unfavorable mix for sheet and plate in the U.S. and Europe due to continued weakness in the aerospace market, and lower volumes for RCS and sheet and plate in Europe.

ATOI for this segment was flat in 2003 compared with 2002. The contribution of KAAL Australia to ATOI and the positive results in Europe due to favorable foreign currency exchange movements were offset by higher costs for raw materials, energy, and employee benefits for RCS and the U.S. sheet and plate business. ATOI decreased 16% in 2002 compared with 2001 primarily due to unfavorable product mix for sheet and plate in the U.S. and Europe, as well as lower volumes and lower prices in Europe. These decreases were partially offset by cost savings in the RCS business.

During 2003, Alcoa expanded operations in high growth markets such as Asia through the addition of a foil line at its Shanghai foil facility. Alcoa continued to make progress in its discussions of a joint venture in Bohai. Alcoa dissolved its joint ventures with Kobe Steel Ltd. and acquired the remaining 50% interest in KAAL Australia, which is now fully consolidated in the segment results.

Engineered Products

	2003	2002	2001
Third-party aluminum shipments (mt)	879	919	932

Third-party sales	$5,589	$5,150	$5,910

Intersegment sales	24	34	35

Total sales	$5,613	$5,184	$5,945

ATOI	$155	$105	$173

This segment includes hard- and soft-alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings, and wheels. These products serve the aerospace, automotive, commercial transportation, industrial gas turbine, building and construction, and distributor markets (mainly used in the production of machinery and equipment) and are sold directly to customers and through distributors.

Third-party sales for the Engineered Products segment increased 9% in 2003 compared with 2002, primarily as a result of the Fairchild acquisition, which contributed approximately $560 in 2003. Additionally, higher sales in Europe driven by the favorable impact of foreign currency exchange movements contributed to the increase in 2003. These increases were somewhat offset by volume declines in businesses serving the industrial gas turbine and commercial building and construction markets. Third-party sales declined 13% in 2002 compared with 2001 primarily due to lower volumes in businesses serving the aerospace, industrial gas turbine, and commercial building and construction markets, somewhat offset by increased volumes in businesses serving the commercial transportation market during the year.

ATOI for this segment increased 48% in 2003 compared with 2002 primarily due to cost savings, the contribution of Fairchild results in 2003, and favorable foreign currency exchange movements in Europe. These favorable results were somewhat offset by higher employee benefit costs. ATOI decreased 39% in 2002 compared with 2001. The decrease was primarily due to declining volumes as a result of continued weakness in certain markets, as previously noted, partially offset by productivity and purchasing cost savings, higher volumes due to a stronger commercial transportation market during the year, and the absence of goodwill amortization of $61 in 2002.

In 2003, Alcoa continued to build on its low cost capabilities with soft-alloy extrusions production platforms in Hungary and Brazil. Alcoa Fastening Systems and Howmet were awarded several component contracts on various aerospace programs.

Packaging and Consumer

	2003	2002	2001
Third-party aluminum shipments (mt)	167	162	141

Third-party sales	$3,215	$2,838	$2,625

ATOI	$214	$197	$181

This segment includes consumer, foodservice, and flexible packaging products; food and beverage closures; plastic sheet and film for the packaging industry; and imaging and graphic communications for the packaging industry. The principal products in this segment include aluminum foil; plastic wraps and bags; plastic beverage and food closures; flexible and protective packaging products; design and prepress services; gravure and flexographic image carrier products; thermoformed plastic containers and extruded plastic sheet and film. Consumer products are marketed under brands including Reynolds Wrap® , Diamond® , Baco® , and Cut-Rite® wax paper. Seasonal increases generally occur in the third and fourth quarters of the year for such products as consumer foil and plastic wraps and bags, while seasonal slowdowns for closures generally occur in the fourth quarter of the year. Products are generally sold directly to customers, consisting of supermarkets, beverage companies, food processors, retail chains, and commercial food-service distributors.

Third-party sales for the Packaging and Consumer segment increased 13% in 2003 compared with 2002, primarily as a result of the Ivex acquisition, which contributed approximately $350 more in 2003 than in 2002. Higher volumes in the closures business also contributed to the sales increase in 2003. Third-party sales increased 8% in 2002 compared with 2001 primarily due to the acquisition of Ivex in 2002, which contributed approximately $290, as well as higher volumes in the closures, consumer products, and packaging design businesses. These increases were partly offset by lower volumes, lower prices, and currency devaluation in Latin America.

Despite significantly higher resin prices and the divestitures of the Latin America PET business and Latasa, ATOI for this segment increased 9% in 2003 compared with 2002 primarily due to the full-year results of Ivex, cost savings, an increase in closures volumes, and positive results in Latin America due to improved economic conditions. ATOI increased 9% in 2002 compared with 2001 primarily due to the acquisition of Ivex, which contributed approximately $14. Also impacting ATOI, to a lesser extent, were higher volumes in the closures, consumer products, and packaging design businesses, as well as cost savings across various businesses within this segment. These increases were partially offset by the negative impact of the business conditions in Latin America, as noted.

During 2003, Alcoa continued its globalization of the closures business with new operations in Asia. Additionally, new products were launched in the consumer and closures businesses. Alcoa sold its PET business and its equity interest in Latasa in 2003. The packaging equipment business was sold in January of 2004.

Other

	2003	2002	2001
Third-party aluminum shipments (mt)	230	308	228
Third-party sales	$2,654	$2,806	$3,702

ATOI	$51	$(9)	$47

This group includes other Alcoa businesses that are not included in the segments previously mentioned. This group includes AFL, which produces electrical components for the automotive industry, and produces fiber-optic cable and provides services to the telecommunications industry; the residential building products operations, Alcoa Home Exteriors; and automotive parts businesses. Products in this segment are generally sold directly to customers or through distributors. AFL sales are dependent on a relatively small number of customers. Seasonal increases in the building products business generally occur in the second and third quarters of the year.

Third-party sales for the Other group declined 5% in 2003 compared with 2002 primarily at AFL, as the automotive business continued to rebalance the customer base and telecommunications volumes continued to deteriorate. The disposition of distribution facilities in Europe also contributed to the sales decline. Third-party sales decreased 24% in 2002 compared with 2001. The decrease was due to the divestiture of Thiokol (a producer of solid rocket propulsion systems acquired in 2000 as part of the Cordant acquisition) and the contribution of the net assets of RASCO (a business acquired in 2000 as part of the Reynolds acquisition) to a joint venture in 2001, as well as lower volumes in the AFL telecommunications business, as the market for this business continued to decline. These decreases were partially offset by volume increases in the automotive businesses (aided by the acquisition of the remaining 50% interest in Engineered Plastic Components, Inc.).

ATOI for this group rose substantially in 2003 compared to a loss recognized in 2002. The increase in ATOI is primarily due to productivity and purchasing cost savings recognized at AFL, as well as the impact of a goodwill impairment recognized in 2002 associated with the AFL telecommunications business. These increases in 2003 were partly offset by volume declines at AFL. ATOI declined significantly in 2002 compared with 2001 due to volume declines in the telecommunications business, an impairment loss on goodwill of $39 (before minority interests) associated with the AFL telecommunications business, and the gains on the sales of Thiokol, Alcoa Proppants, Inc., and Alcoa’s interest in a Latin American cable business that were recognized in 2001. These decreases were partially offset by performance improvements in the automotive businesses and the absence of goodwill amortization that favorably impacted the segment by $32 in 2002.

During 2003, Alcoa broadened its customer base in this segment, specifically in the automotive business, with new business contracts with several automotive makers. Additionally, Alcoa focused on low cost sourcing by opening a facility in Honduras and further operations in Romania.

Reconciliation of ATOI to Consolidated Net Income — The following table reconciles segment ATOI to consolidated net income.

	2003	2002	2001
ATOI	$1,713	$1,478	$2,039
Impact of intersegment profit eliminations	9	(6)	(20)
Unallocated amounts (net of tax):
Interest income	24	31	40
Interest expense	(204)	(227)	(242)
Minority interests	(231)	(135)	(208)
Corporate expense	(287)	(234)	(261)
Special items	26	(304)	(397)
Discontinued operations	(49)	(90)	4
Accounting changes	(47)	34	—
Other	(16)	(127)	(47)

Consolidated net income	$938	$420	$908

Items required to reconcile segment ATOI to consolidated net income include:

•	Corporate adjustments to eliminate any remaining profit or loss between segments;

•	The after-tax impact of interest income and expense;

•	Minority interests;

•	Corporate expense, comprised of general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities along with depreciation on corporate-owned assets;

•	Special items (excluding minority interests) related to restructurings;

•	Discontinued operations;

•	Accounting changes for asset retirement obligations in 2003 and goodwill in 2002; and

•	Other, which includes the impact of LIFO, differences between estimated tax rates used in the segments and the corporate effective tax rate and other nonoperating items such as foreign currency translation gains/losses.

The increase in corporate expense in 2003 compared with 2002 is primarily due to an increase in deferred compensation costs. The decrease in Other in 2003 compared with 2002 is primarily due to an increase in the cash surrender value of employee life insurance (which essentially offsets the increase in deferred compensation costs), insurance settlements of past environmental matters, and lower taxes related to differences between statutory tax rates applied and the overall corporate effective tax rate, and higher equity income, primarily Elkem. These increases were partly offset by the unfavorable impact of a higher LIFO benefit recognized in 2002, as well as foreign currency translation losses.

Market Risks

In addition to the risks inherent in its operations, Alcoa is exposed to financial, market, political, and economic risks. The following discussion provides additional detail regarding Alcoa’s exposure to the risks of changing commodity prices, foreign exchange rates, and interest rates.

Derivatives

Alcoa’s commodity and derivative activities are subject to the management, direction, and control of the Strategic Risk Management Committee (SRMC). The SRMC is composed of the chief executive officer, the chief financial officer, and other officers and employees that the chief executive officer selects. The SRMC reports to the Board of Directors on the scope of its derivative activities.

All of the aluminum and other commodity contracts, as well as various types of derivatives, are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and to cover underlying exposures. The company is not involved in energy-trading activities, weather derivatives, or other nonexchange commodity trading activities.

The following discussion includes sensitivity analyses for hypothetical changes in the commodity price or interest rate contained in the various derivatives used for hedging certain exposures. In all cases, the hypothetical change was calculated based on a parallel shift in the forward price curve existing at December 31, 2003. The forward curve takes into account the time value of money and the future expectations regarding the values of the underlying commodities and interest rates.

Commodity Price Risks — Alcoa is the world’s leading producer of aluminum ingot and fabricated products. As a condition of sale, customers often require Alcoa to enter into forward-dated, fixed-price commitments. These commitments expose Alcoa to the risk of fluctuating aluminum prices between the time the order is committed and the time that the order is shipped.

Alcoa’s aluminum commodity risk management policy is to manage, through the use of futures contracts, the aluminum price risk associated with a portion of its fixed-price firm commitments. At December 31, 2003, these contracts totaled approximately 454,000 mt with a fair value gain of approximately $70 ($46 after tax). A hypothetical 10% increase (or decrease) in aluminum ingot prices from the year-end 2003 level of $1,600 per mt would result in an additional pretax gain (or loss) of $56 related to these positions.

Alcoa purchases natural gas, fuel oil, and electricity to meet its production requirements. These purchases expose the company to the risk of higher prices. To hedge a portion of this risk, Alcoa enters into long positions using futures contracts. Alcoa follows a stable pattern of purchasing these commodities; therefore, it is highly likely that anticipated purchases will occur. The fair value of these contracts was a gain of approximately $73 ($39 after tax and minority interests) at December 31, 2003. A hypothetical 25% increase (or decrease) in the market prices from year-end 2003 levels would result in an additional pretax gain (or loss) of $111 related to these positions.

Financial Risk

Currencies — Alcoa is subject to exposure from fluctuations in foreign currencies. Foreign currency exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts cover periods commensurate with known or expected exposures, generally within three years. The fair value of these contracts and relative sensitivity were not material at December 31, 2003. During 2003, Alcoa did not enter into any material foreign currency exchange contracts.

Interest Rates — Alcoa uses interest rate swaps to help maintain a strategic balance between fixed- and floating-rate debt and to manage overall financing costs. The company has entered into pay floating, receive fixed interest rate swaps to change the interest rate risk exposure of its outstanding debt. The fair value of these swaps was a loss of approximately $74 ($48 after tax) at December 31, 2003.

Alcoa also uses interest rate swaps to establish fixed interest rates on anticipated borrowings between June 2005 and June 2006. The anticipated borrowings have a high probability of occurrence because the proceeds will be used to fund debt maturities and anticipated capital expenditures. Alcoa has $1,000 of interest rate swaps outstanding that will establish fixed interest rates on anticipated borrowings of $500 of debt through 2016 and $500 of debt through 2036. The fair value of these swaps was not material at December 31, 2003.

At December 31, 2003 and 2002, Alcoa had $7,271 and $8,488 of debt outstanding at effective interest rates of 3.6% for 2003 and 4.4% for 2002, after the impact of settled and outstanding interest rate swaps is taken into account. A hypothetical change of 10% in Alcoa’s effective interest rate from year-end 2003 levels would increase or decrease interest expense by $26 per year.

Material Limitations — The disclosures with respect to commodity prices, interest rates, and foreign exchange risk do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa’s control and could vary significantly from those factors disclosed.

Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers’ commitments. Although nonperformance is possible, Alcoa does not anticipate nonperformance by any of these parties. Futures contracts are with creditworthy counterparties and are further supported by cash, treasury bills, or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

For additional information on derivative instruments, see Notes A, K, and W to the Consolidated Financial Statements.

Environmental Matters

Alcoa continues to participate in environmental assessments and cleanups at a number of locations. These include approximately 30 owned or operating facilities and adjoining properties, approximately 39 previously owned or operated facilities and adjoining properties, and approximately 67 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. For additional information, see Notes A and X to the Consolidated Financial Statements.

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

In June 2002, Alcoa submitted a final Analysis of Alternatives Report to the EPA related to PCB contamination of the Grasse River, adjacent to Alcoa’s Massena, NY plant site. The range of costs associated with the remedial alternatives evaluated in the 2002 report is between $2 and $525. Alcoa believes that rational, scientific analysis supports a remedy involving the containment of sediments in place via natural or man-made processes. Based on an assessment of the EPA decision-making process at the end of 2002, Alcoa concluded that the selection of the $2 alternative, based on natural recovery only, was remote. In June 2003, based on river observations during the spring of 2003, the EPA requested that Alcoa gather additional field data to assess the potential for sediment erosion from winter river ice formation and breakup. Alcoa has collected a significant portion of the additional data and is in the process of data analysis and determining how this phenomenon should be factored into the range of remedial alternatives being considered. It is anticipated that a report of findings will be issued to the EPA in the second quarter of 2004. Subsequent to this submittal, a revised Analysis of Alternatives Report will be submitted at a date to be determined.

Alcoa continues to believe that alternatives involving the largest amounts of sediment removal should not be selected for the Grasse River remedy. Therefore, Alcoa believes that the alternatives that should reasonably be considered for selection range from engineered capping and natural recovery of $30 to a combination of moderate dredging, capping, and natural recovery of $90. Accordingly, Alcoa adjusted the reserve for the Grasse River to $30 at the end of 2002, representing the low end of the range of possible alternatives, as no one of the alternatives is more likely to be selected than any other.

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

Alcoa’s remediation reserve balance at the end of 2003 was $395, of which $65 was classified as a current liability, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the 2003 reserve balance, approximately 31% relates to the Massena, NY and Sherwin, TX plant sites. Remediation expenses charged to the reserve were $32 in 2003, $50 in 2002, and $72 in 2001. These include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2003, the reserve balance was reduced by approximately $9, primarily for adjustments based on recent assessments of remaining work required at certain sites.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

Liquidity and Capital Resources

Alcoa takes a disciplined approach to cash management and strengthening its balance sheet, as it undertook aggressive capital controls, management of working capital, and continued focus on its divestiture plan in 2003. These actions helped the company to retire more than $1,000 of debt during the year. Disciplined capital spending resulted in a 32% reduction in capital expenditures in 2003 compared with 2002. Stronger earnings during 2003, as well as proceeds from an advance payment against a long-term aluminum supply contract contributed to a 32% increase in cash from operations in 2003 compared with 2002. These increases, as well as progress on the divestiture program with the sales of the Latin America PET business and Alcoa’s equity interest in Latasa in 2003, facilitated payments of debt, which aided in a reduction in the debt-to-capital ratio from 43.1% in 2002 to 35.1% in 2003.

Cash provided from operations and from the divestiture plan is anticipated to be adequate to cover dividends, debt repayments, capital expenditures, and other business needs over the next 12 months.

Cash from Operations

Cash from operations was $2,430 in 2003 compared with $1,839 in 2002. The increase of $591, or 32%, was primarily due to higher earnings after adjustments for noncash items, as well as proceeds of $440 from an advance payment against a long-term aluminum supply contract. Partially offsetting these increases were higher working capital requirements, primarily attributed to an increase in accounts receivable due to higher sales. Cash from operations of $1,839 in 2002 decreased $572, or 24%, compared with $2,411 in 2001. The decrease was primarily due to a decline in earnings. See the Results of Operations discussion for further details.

Financing Activities

Cash used for financing activities was $1,713 in 2003 compared with cash provided from financing activities of $593 in 2002, resulting in a change of $2,306, primarily due to borrowing activities. Net cash used to pay down short-term borrowings, commercial paper, and long-term debt was $1,088 in 2003 compared with net cash provided from borrowing activities of $1,468 in 2002, primarily used to fund the acquisitions of Ivex and Fairchild. In August 2002, Alcoa issued $1,400 of notes. Of these notes, $800 mature in 2007 and carry a coupon rate of 4.25%, and $600 mature in 2013 and carry a coupon rate of 5.375%.

Cash used for financing activities was $3,127 in 2001. Net cash used to pay down short-term borrowings, commercial paper, and long-term debt was $1,458 in 2001. Cash used to pay down debt was provided from proceeds from the sales of operations required to be divested from the Reynolds merger and from the sale of Thiokol. In addition, $1,452 was used for common stock repurchases.

During 2003, Standard and Poor’s Rating Services lowered its long-term debt rating of Alcoa to A- from A and its short-term rating to A-2 from A-1 due to, among other things, unfunded postretirement benefit obligations. Moody’s Investors Service long-term debt rating of Alcoa and its rated subsidiaries is A2 and its short-term debt rating of Alcoa is Prime–1.

Alcoa maintains $4,000 of revolving-credit facilities with varying expiration dates as backup to its commercial paper program. In April 2003, Alcoa refinanced its $2,000 revolving-credit agreement that expired in April 2003 into a $2,000 revolving-credit agreement that expires in April 2004. Additionally, Alcoa refinanced its $1,000 revolving-credit agreement that expired in August 2003 into a $1,000 revolving-credit agreement that expires in April 2008. Alcoa also has a $1,000 revolving-credit facility that expires in April 2005. Alcoa intends to refinance the April 2004 facility in April 2004. Debt of $523, primarily consisting of floating-rate notes of $467, will mature in 2004.

Investing Activities

Cash used for investing activities was $523 in 2003 compared with $2,544 in 2002, resulting in a change of $2,021. The decrease in cash used in 2003 was primarily due to disciplined capital spending, which drove a reduction of $403 in capital expenditures. Cash proceeds from sales of assets and investments was $166 higher in 2003, primarily due to progress on the company’s divestiture plan with the sales of the PET business and Latasa. Additionally, acquisitions used $1,244 more cash in 2002 compared with 2003 as a result of the acquisitons of Ivex and Fairchild.

Cash used for investing activities was $2,544 in 2002 compared with cash provided from investing activities of $939 in 2001, resulting in a change of $3,483. The increase in cash used for these activities was primarily due to increased spending on acquisitions of $1,094, comprised of Ivex, Fairchild, and several smaller acquisitions, and lower proceeds from the sale of assets of $2,380, resulting from the sales of assets required to be divested from the Reynolds merger, as well as from the sale of Thiokol in 2001.

Capital expenditures totaled $867 in 2003 compared with $1,270 and $1,177 in 2002 and 2001, respectively. Of the total capital expenditures in 2003, approximately 26% related to growth projects, including alumina refinery expansions in Suriname, Jamaica, and Australia, as well as detailed design work on a smelter in Iceland. Also included are costs of new and expanded facilities for environmental control in ongoing operations totaling $37 in 2003, $115 in 2002, and $80 in 2001. Capital expenditures related to environmental control are anticipated to be approximately $94 in 2004. Total capital expenditures are anticipated to be approximately $1,400 in 2004.

Alcoa added $11, $112, and $270 to its investments in 2003, 2002, and 2001, respectively. Cash paid for investments of $112 in 2002 was primarily due to the purchase of additional shares in the Norwegian metals producer, Elkem. Cash paid for investments of $270 in 2001 was primarily due to Alcoa’s purchase of an 8% interest in Aluminum Corporation of China (Chalco) for approximately $150, as part of a strategic alliance to form a 50/50 joint venture at Chalco’s facility in Pingguo, China, as well as an increased stake in Elkem. In January of 2004, Alcoa paid $32 to acquire approximately 44 million additional shares of Chalco to maintain its 8% ownership interest.

For a discussion of long-term liquidity, see the disclosure included in Contractual Obligations and Off-Balance Sheet Arrangements that follows.

Critical Accounting Policies and Estimates

The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make judgments, estimates, and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Areas that require significant judgments, estimates, and assumptions include the accounting for derivatives, environmental matters, the testing of goodwill and other intangible assets for impairment, estimated proceeds on businesses to be divested, pensions and other postretirement benefits, and tax matters. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the company’s financial statements at any given time. Despite these inherent limitations, management believes that Management’s Discussion and Analysis of Financial Condition

and Results of Operations (MD&A) and the financial statements and related footnotes provide a meaningful and fair perspective of the company. A discussion of the judgments and uncertainties associated with accounting for derivatives and environmental matters can be found in the Market Risks and Environmental Matters sections of MD&A.

A summary of the company’s significant accounting policies is included in Note A to the Consolidated Financial Statements. Management believes that the application of these policies on a consistent basis enables the company to provide the users of the financial statements with useful and reliable information about the company’s operating results and financial condition.

In 2002, Alcoa adopted the new standard of accounting for goodwill and intangible assets with indefinite lives. The cumulative effect adjustment recognized on January 1, 2002, upon adoption of the new standard, was income of $34 (after tax). Also in 2002, amortization ceased for goodwill and intangible assets with indefinite lives. Amortization expense recognized in the Consolidated Income Statement was $171 in 2001. Additionally, goodwill and indefinite-lived intangibles are required to be tested for impairment at least annually. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill). The company uses a discounted cash flow model (DCF model) to determine the current fair value of the business. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its businesses are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill.

In the fourth quarter of 2002, Alcoa committed to a plan to divest certain noncore businesses that did not meet internal growth and return measures. The fair values of all businesses to be divested are estimated using accepted valuation techniques such as a DCF model, earnings multiples, or indicative bids, when available. A number of significant estimates and assumptions are involved in the application of these techniques, including the forecasting of markets and market share, sales volumes and prices, costs and expenses, and multiple other factors. Management considers historical experience and all available information at the time the estimates are made; however, the fair values that are ultimately realized upon the sale of the businesses to be divested may differ from the estimated fair values reflected in the financial statements.

Other areas of significant judgments and estimates include the liabilities and expenses for pensions and other postretirement benefits. These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age, and mortality). The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The impact on the liabilities of a change in the discount rate of 1/4 of 1% is approximately $335 and a change of $14 to after-tax earnings in the following year. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. A change in the assumption for the long-term rate of return on plan assets of 1/4 of 1% would impact after-tax earnings by approximately $12 for 2004.

In 2002, the declines in equity markets and interest rates had a negative impact on Alcoa’s pension plan liability and fair value of plan assets. As a result, the accumulated benefit obligation exceeded the fair value of plan assets at the end of 2002, which resulted in a net charge of $851 to shareholders’ equity. In 2003, a net charge of $39 was recorded in shareholders’ equity as strong asset returns of 19.75% almost entirely offset higher accumulated benefit obligations resulting from a 50 basis point decline in the discount rate.

As a global company, Alcoa records an estimated liability for income and other taxes based on what it determines will likely be paid in the various tax jurisdictions in which it operates. Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters including the resolution of the tax audits in the various affected tax jurisdictions and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the amount recorded.

Related Party Transactions

Alcoa buys products from and sells products to various related companies, consisting of entities in which Alcoa retains a 50% or less equity interest, at negotiated prices between the two parties. These transactions were not material to the financial position or results of operations of Alcoa at December 31, 2003.

Recently Issued and Adopted Accounting Standards

Effective December 31, 2003, Alcoa adopted SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits – an amendment of FASB Statements No. 87, 88, and 106.” This standard requires additional disclosures about an employer’s pension plans and postretirement benefit plans such as: the types of plan assets, investment strategy, measurement date, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. See Note V to the Consolidated Financial Statements for the required additional disclosures.

Effective December 31, 2003, Alcoa adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities – an Interpretation of ARB 51.” Interpretation No. 46 addresses consolidation and disclosure by business enterprises of variable interest entities. This standard has no impact on Alcoa’s financial statements.

Contractual Obligations and Off-Balance Sheet Arrangements

The company is obligated to make future payments under various contracts such as long-term purchase obligations, debt agreements, lease agreements, and unconditional purchase obligations and has certain contingent commitments such as debt guarantees. The company has grouped these contractual obligations and off-balance sheet arrangements into operating activities, financing activities, and investing activities in the same manner as they are classified in the Statement of Consolidated Cash Flows in order to provide a better understanding of the nature of the obligations and arrangements and to provide a basis for comparison to historical information. The table below provides a summary of contractual obligations and off-balance sheet arrangements as of December 31, 2003:

Contractual obligations	Total		2004	2005–2006	2007–2008	Thereafter
Operating activities:
Unconditional purchase obligations	$4,052		$565	$872	$555	$2,060
Long-term purchase obligations	3,840		300	322	234	2,984
Operating leases(1)	1,037		180	279	186	392
Estimated pension funding		(2)	100	250	1,100		(2)
Postretirement benefit payments		(2)	360	800	875		(2)
Layoff and impairment payments(3)	101		51	50	—	—
Deferred revenue arrangements	746		135	219	168	224

Financing activities:
Long-term debt(4)	7,215		523	1,382	1,078	4,232
Dividends to shareholders(5)

Investing activities:
Capital projects(6)	3,950		600	1,350	1,100	900

Other:
Standby letters of credit(7)	258		253	3	—	2
Guarantees(7)	127		—	9	12	106

Total contractual obligations			$3,067	$5,536	$5,308

(1)	See Note T to the Consolidated Financial Statements for further details on operating leases.

(2)	Annual payments and funding are expected to continue into the foreseeable future at the amounts or ranges noted in the discussion below.

(3)	See Note D to the Consolidated Financial Statements for further details on layoff and impairment payments.

(4)	See Note K to the Consolidated Financial Statements for further details on long-term debt.

(5)	See discussion below under Obligations for Financing Activities.

(6)	See discussion below under Obligations for Investing Activities.

(7)	See Note M to the Consolidated Financial Statements for further details on standby letters of credit and guarantees.

Obligations for Operating Activities

The table above provides a summary of the type or nature of the company’s obligations associated with operating activities that exceed $5 annually or $10 in total over the contract life. Unconditional purchase obligations represent long-term contracts that require the purchase of electricity, natural gas, or other utilities. Long-term purchase obligations are principally for raw materials and utilities. A majority of the raw material purchase obligations will be completed in 12 to 24 months. Purchase obligations for utilities are generally longer term in nature, with expiration dates ranging from 12 months to 17 years. Operating leases represent multi-year obligations for rental of facilities and equipment.

Estimated pension funding and postretirement benefit payments are based on actuarial estimates using current assumptions for discount rates, expected return on long-term assets, rate of compensation increases, and health care cost trend rates. Cash outlays for pension funding are estimated to be $100 for 2004 and 2005 and $150 in 2006. In 2007 and 2008, pension funding requirements are estimated to range between $500 to $600 in each year as prior pension funding credits are projected to be fully used during 2006. Postretirement benefit payments are expected to range from $350 to $450 annually. See Note V to the Consolidated Financial Statements for additional information.

Deferred revenue arrangements require Alcoa to deliver aluminum and alumina over the specified contract period. While these obligations are not expected to result in cash payments, they represent contractual obligations for which the company would be obligated if the specified product deliveries could not be made.

Obligations for Financing Activities

Cash outlays for financing activities consist primarily of long-term debt repayments and dividend payments to shareholders. The company has historically paid quarterly dividends to shareholders. Shareholder dividends are subject to quarterly approval by the company’s Board of Directors and are currently at a rate of $515 annually.

Obligations for Investing Activities

The company typically spends approximately $1,000–$1,400 annually for capital expenditures, primarily related to facility expansion, health and safety, and environmental control. Alcoa expects annual capital expenditures in the future will be within this range.

In 2003 and 2002, Alcoa made announcements indicating its intention to participate in several significant expansion projects. These projects include the expansion of alumina refineries at Pinjarra, Australia and Suriname, South America; the construction of a smelter in Iceland; the investment in and future expansion of a smelter in Bahrain, as well as a smelter joint venture project in China; the expansion and upgrade of smelters in Canada; the investment in several hydroelectric power construction projects in Brazil; and the development of a lignite mine in Texas to fuel the adjacent power plant and smelter. These projects are in various stages of development and, depending on business and/or regulatory circumstances, may not be completed. The total anticipated costs of these projects, if all were completed, is approximately $4,000 and will require funding over a number of years through 2010. The amounts included in the table above for capital projects represent the amounts which have been approved by management for these projects as of December 31, 2003. Funding levels vary in future years based on anticipated construction schedules of the projects.

It is anticipated that significant expansion projects will be funded through various sources, including cash provided from operations, proceeds from the divestitures of certain businesses, borrowing activities, and other structured financing activities such as project financing. In addition, Alcoa also announced its intention to evaluate other investments that may result in material financing requirements if ultimately committed. Alcoa anticipates that financing required to execute all of these investments will be readily available to it over the time frame required.

Management’s Report to Alcoa Shareholders

The accompanying financial statements of Alcoa and consolidated subsidiaries were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management’s best judgments and estimates. The other financial information included in this annual report is consistent with that in the financial statements.

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

/s/ ALAIN J.P. BELDA

Alain J.P. Belda Chairman and Chief Executive Officer

/s/ RICHARD B. KELSON

Richard B. Kelson Executive Vice President and Chief Financial Officer

Certifications Pursuant

to Section 302 of the

Sarbanes-Oxley Act of 2002

The Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of Alcoa have been filed as Exhibits 31 and 32, respectively, in Alcoa’s Form 10-K for the fiscal year ended December 31, 2003.

Report of Independent Auditors

To the Shareholders and Board of Directors of Alcoa Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa Inc. and its subsidiaries (Alcoa) at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Alcoa’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note C to the consolidated financial statements, Alcoa changed its method of accounting for asset retirement obligations in 2003. As discussed in Notes A and E to the consolidated financial statements, Alcoa changed its method of accounting for long-lived asset impairments and goodwill and other intangibles in 2002.

/s/ Pricewaterhouse Coopers LLP

Pittsburgh, Pennsylvania January 8, 2004

Alcoa and subsidiaries

Statement of Consolidated Income

(in millions, except per-share amounts)

For the year ended December 31	2003	2002	2001
Sales (A and P)	$21,504	$20,351	$22,576

Cost of goods sold	17,138	16,327	17,611
Selling, general administrative, and other expenses	1,295	1,157	1,264
Research and development expenses	194	214	203
Provision for depreciation, depletion, and amortization (A and E)	1,194	1,111	1,237
Impairment of goodwill (E)	—	44	—
Special items (D)	(26)	425	566
Interest expense (U)	314	350	371
Other income, net (N)	(274)	(179)	(309)

	19,835	19,449	20,943

Income from continuing operations before taxes on income	1,669	902	1,633
Provision for taxes on income (S)	404	291	521

Income from continuing operations before minority interests’ share	1,265	611	1,112
Less: Minority interests’ share	231	135	208

Income from continuing operations	1,034	476	904
(Loss) income from discontinued operations (B)	(49)	(90)	4
Cumulative effect of accounting change (C and E)	(47)	34	—

Net Income	$938	$420	$908

Earnings (loss) per Share (R)
Basic:
Income from continuing operations	$1.21	$.56	$1.05
(Loss) income from discontinued operations	(.06)	(.11)	.01
Cumulative effect of accounting change	(.06)	.04	—

Net income	$1.09	$.49	$1.06
Diluted:
Income from continuing operations	$1.20	$.56	$1.04
(Loss) income from discontinued operations	(.06)	(.11)	.01
Cumulative effect of accounting change	(.06)	.04	—

Net income	$1.08	$.49	$1.05

The accompanying notes are an integral part of the consolidated financial statements.

Alcoa and subsidiaries

Consolidated Balance Sheet

(in millions)

December 31	2003	2002
Assets
Current assets:
Cash and cash equivalents (W)	$576	$344
Receivables from customers, less allowances: 2003 – $105; 2002 – $124	2,521	2,361
Other receivables	350	171
Inventories (G)	2,524	2,414
Deferred income taxes (S)	267	469
Prepaid expenses and other current assets	502	506

Total current assets	6,740	6,265
Properties, plants, and equipment, net (H)	12,557	12,110
Goodwill (E and F)	6,549	6,379
Other assets (I)	5,316	4,438
Assets held for sale (B)	549	618

Total Assets	$31,711	$29,810

Liabilities
Current liabilities:
Short-term borrowings (W)	$56	$39
Accounts payable, trade	1,976	1,621
Accrued compensation and retirement costs	948	936
Taxes, including taxes on income	703	814
Other current liabilities	878	966
Long-term debt due within one year (K and W)	523	83

Total current liabilities	5,084	4,459
Long-term debt, less amount due within one year (K and W)	6,692	8,366
Accrued postretirement benefits (V)	2,220	2,319
Other noncurrent liabilities and deferred credits (J)	3,389	2,867
Deferred income taxes (S)	804	520
Liabilities of operations held for sale (B)	107	59

Total liabilities	18,296	18,590

Minority Interests (L)	1,340	1,293

Commitments and Contingencies (M)

Shareholders’ Equity
Preferred stock (Q)	55	55
Common stock (Q)	925	925
Additional capital	5,831	6,101
Retained earnings	7,850	7,428
Treasury stock, at cost	(2,017)	(2,828)
Accumulated other comprehensive loss	(569)	(1,754)

Total shareholders’ equity	12,075	9,927

Total Liabilities and Equity	$31,711	$29,810

The accompanying notes are an integral part of the consolidated financial statements.

Alcoa and subsidiaries

Statement of Consolidated Cash Flows

(in millions)

For the year ended December 31	2003	2002	2001
Cash from Operations
Net income	$938	$420	$908
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion, and amortization	1,202	1,119	1,250
Impairment of goodwill (E)	—	44	—
Change in deferred income taxes	128	(179)	(25)
Equity income, net of dividends	(94)	(40)	(56)
Noncash special items (D)	(26)	412	526
Gains from investing activities—sale of assets (N)	(37)	(52)	(114)
Provision for doubtful accounts	11	16	78
Loss (income) from discontinued operations (B)	49	90	(4)
Accounting changes (C and E)	47	(34)	—
Minority interests	231	135	208
Other	116	8	9
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:
(Increase) reduction in receivables	(137)	373	526
Reduction (increase) in inventories	104	156	(4)
Reduction (increase) in prepaid expenses and other current assets	59	31	(71)
Reduction in accounts payable and accrued expenses	(150)	(263)	(438)
Reduction in taxes, including taxes on income	(263)	(219)	(29)
Cash received on long-term aluminum supply contract	440	—	—
Net change in noncurrent assets and liabilities	(246)	(234)	(439)
Reduction in net assets held for sale	54	128	67

Cash provided from continuing operations	2,426	1,911	2,392

Cash provided from (used for) discontinued operations	4	(72)	19

Cash from operations	2,430	1,839	2,411

Financing Activities
Net changes to short-term borrowings	13	(382)	(2,570)
Common stock issued for stock compensation plans	98	55	552
Repurchase of common stock	—	(224)	(1,452)
Dividends paid to shareholders	(516)	(509)	(518)
Dividends paid to minority interests	(207)	(197)	(251)
Net change in commercial paper	(665)	445	(1,290)
Additions to long-term debt	387	1,636	3,343
Payments on long-term debt	(823)	(231)	(941)

Cash (used for) provided from financing activities	(1,713)	593	(3,127)

Investing Activities
Capital expenditures	(863)	(1,264)	(1,172)
Capital expenditures of discontinued operations	(4)	(6)	(5)
Acquisitions, net of cash acquired (F and O)	(9)	(1,253)	(159)
Proceeds from the sale of assets	164	127	2,507
Additions to investments	(11)	(112)	(270)
Sale of investments (F)	129	—	—
Changes in short-term investments	19	(54)	41
Changes in minority interests	—	26	6
Other	52	(8)	(9)

Cash (used for) provided from investing activities	(523)	(2,544)	939

Effect of exchange rate changes on cash	38	(56)	(26)

Net change in cash and cash equivalents	232	(168)	197
Cash and cash equivalents at beginning of year	344	512	315

Cash and cash equivalents at end of year	$576	$344	$512

The accompanying notes are an integral part of the consolidated financial statements.

Alcoa and subsidiaries

Statement of Shareholders’ Equity

(in millions, except per-share amounts)

December 31	Comprehensive income	Preferred stock	Common stock	Additional capital		Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total shareholders’ equity
Balance at end of 2000		$56	$925	$5,927		$7,127	$(1,717)	$(896)	$11,422
Comprehensive income—2001:
Net income—2001	$908					908			908
Other comprehensive income (loss):
Change in minimum pension liability, net of $27 tax benefit	(51)
Unrealized translation adjustments	(241)
Unrecognized gains/(losses) on derivatives, net of tax and minority interests of $124 (W):
Cumulative effect of accounting change	(4)
Net change from periodic revaluations	(175)
Net amount reclassified to income	75

Net unrecognized losses on derivatives	(104)							(396)	(396)

Comprehensive income	$512

Cash dividends: Preferred @ $3.75 per share						(2)			(2)
Common @ $.60 per share						(516)			(516)
Treasury shares purchased							(1,452)		(1,452)
Stock issued: compensation plans				187			463		650

Balance at end of 2001		56	925	6,114	†	7,517	(2,706)	(1,292)	10,614
Comprehensive loss—2002:
Net income—2002	$420					420			420
Other comprehensive income (loss):
Change in minimum pension liability, net of $421 tax benefit	(851)
Unrealized translation adjustments	309
Unrealized losses on available-for-sale securities, net of $13 tax benefit	(25)
Unrecognized gains on derivatives, net of tax and minority interests of $(106) (W):
Net change from periodic revaluations	60
Net amount reclassified to income	45

Net unrecognized gains on derivatives	105							(462)	(462)

Comprehensive loss	$(42)

Cash dividends: Preferred @ $3.75 per share						(2)			(2)
Common @ $.60 per share						(507)			(507)
Treasury shares purchased		(1)					(224)		(225)
Stock issued: compensation plans				(13)			102		89

Balance at end of 2002		55	925	6,101	†	7,428	(2,828)	(1,754)	9,927
Comprehensive income—2003:
Net income—2003	$938					938			938
Other comprehensive income (loss):
Change in minimum pension liability, net of $21 tax benefit	(39)
Unrealized translation adjustments	818
Unrealized gains on available-for-sale securities, net of $183 tax expense (W)	340
Unrecognized gains/(losses) on derivatives, net of tax and minority interests of $(53) (W):
Net change from periodic revaluations	115
Net amount reclassified to income	(49)

Net unrecognized gains on derivatives	66

Comprehensive income	$2,123							1,185	1,185

Cash dividends: Preferred @ $3.75 per share						(2)			(2)
Common @ $.60 per share						(514)			(514)
Stock issued: Alcoa Aluminio minority interest acquisition (F)				(193)			603		410
Stock issued: compensation plans				(77)			208		131

Balance at end of 2003		$55	$925	$5,831	†	$7,850	$(2,017)	$(569)*	$12,075

*	Comprised of minimum pension liability of $(951), unrealized gains on available-for-sale securities of $315, and unrecognized gains/(losses) on derivatives of $67, net of tax

†	Includes stock to be issued under options of $130 in 2003, $130 in 2002, and $138 in 2001.

Share Activity

		Common stock
(number of shares)	Preferred stock	Issued	Treasury	Net outstanding
Balance at end of 2000	557,649	924,574,538	(59,057,298)	865,517,240
Treasury shares purchased			(39,348,136)	(39,348,136)
Stock issued: compensation plans			21,412,772	21,412,772

Balance at end of 2001	557,649	924,574,538	(76,992,662)	847,581,876
Treasury shares purchased	(11,625)		(6,313,100)	(6,313,100)
Stock issued: compensation plans			3,550,686	3,550,686

Balance at end of 2002	546,024	924,574,538	(79,755,076)	844,819,462
Stock issued: Alcoa Aluminio minority interest acquisition (F)			17,773,541	17,773,541
Stock issued: compensation plans			5,897,683	5,897,683

Balance at end of 2003	546,024	924,574,538	(56,083,852)	868,490,686

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

(dollars in millions, except per-share amounts)

A. Summary of Significant Accounting Policies

Basis of Presentation. The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.

Principles of Consolidation. The Consolidated Financial Statements include the accounts of Alcoa and companies more than 50% owned. Intercompany transactions have been eliminated. Investments in other entities are accounted for principally on the equity basis.

Cash Equivalents. Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Inventory Valuation. Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. and Canadian inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average-cost method. See Note G for additional information.

Properties, Plants, and Equipment. Properties, plants, and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures and between 5 and 25 years for machinery and equipment. Gains or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to the construction of qualifying assets is capitalized as part of the construction costs. Depletion is taken over the periods during which the estimated mineral reserves are extracted. See Notes H and U for additional information.

Goodwill and Other Intangible Assets. Alcoa adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. Prior to 2002, goodwill and indefinite-lived intangible assets were amortized over periods not exceeding 40 years. Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of ten years.

The carrying values of goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss is recognized. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill). The company uses a discounted cash flow model (DCF model) to determine the current fair value of the business. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, and working capital changes. Management considers historical experience and all available information at the time the fair values of its businesses are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill. See Note E for additional information.

Revenue Recognition. Alcoa recognizes revenue when title, ownership, and risk of loss pass to the customer, in accordance with the provisions of Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements.”

Alcoa periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts.

Environmental Expenditures. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractor, and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations. See Note X for additional information.

Stock-Based Compensation. Alcoa accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations using the intrinsic value method, which resulted in no compensation cost for options granted.

Alcoa’s net income and earnings per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates in accordance with SFAS Nos. 123 and 148, “Accounting for Stock-Based Compensation.”

	2003	2002	2001
Net income, as reported	$938	$420	$908
Less: compensation cost determined under the fair value method, net of tax	30	113	178

Pro forma net income	$908	$307	$730

Basic earnings per share:
As reported	$1.09	$.49	$1.06
Pro forma	1.06	.36	.85

Diluted earnings per share:
As reported	1.08	.49	1.05
Pro forma	1.06	.36	.84

The fair value of each option is estimated on the date of grant or subsequent reload using the Black-Scholes pricing model with the following assumptions:

	2003	2002	2001
Average risk-free interest rate	2.2%	3.5%	3.8%
Expected dividend yield	2.5	2.1	1.6
Expected volatility	38	42	43
Expected life (years):
New option grants	3.0	3.0	2.5
Reload option grants	2.5	2.5	2.0

The weighted average fair value per option granted was $5.75 in 2003, $9.96 in 2002, and $9.54 in 2001. See Note Q for additional information.

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

Cash flows from financial instruments are recognized in the Statement of Consolidated Cash Flows in a manner consistent with the underlying transactions. See Notes K and W for additional information.

Foreign Currency. The local currency is the functional currency for Alcoa’s significant operations outside the U.S., except in Canada, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa’s operations is made based on the appropriate economic and management indicators.

Acquisitions. Alcoa’s acquisitions are accounted for using the purchase method. The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair market values. Any excess purchase price over the fair market value of the net assets acquired is recorded as goodwill. For all acquisitions, operating results are included in the Statement of Consolidated Income since the dates of the acquisitions. See Note F for additional information.

Discontinued Operations and Assets Held For Sale. Alcoa adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” effective January 1, 2002. This standard establishes accounting and reporting requirements for the impairment or disposal of long-lived assets. For those businesses where management has committed to a plan to divest, each business is valued at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the business exceeds its estimated fair value, a loss is recognized. The fair values are estimated using accepted valuation techniques such as a DCF model, earnings multiples, or indicative bids, when available. A number of significant estimates and assumptions are involved in the application of these techniques, including the forecasting of markets and market share, sales volumes and prices, costs and expenses, and multiple other factors. Management considers historical experience and all available information at the time the estimates are made; however, the fair values that are ultimately realized upon the sale of the businesses to be divested may differ from the estimated fair values reflected in the financial statements.

Businesses to be divested are classified in the Consolidated Financial Statements as either discontinued operations or assets held for sale. For businesses classified as discontinued operations, the balance sheet amounts and income statement results are reclassified from their historical presentation to assets and liabilities of operations held for sale on the Consolidated Balance Sheet and to discontinued operations in the Statement of Consolidated Income for all periods presented. Additionally, segment information does not include the results of businesses classified as discontinued operations. Management does not expect any continuing involvement with these businesses following the sales.

For businesses classified as assets held for sale, the balance sheet amounts are reclassified from their historical presentation to assets and liabilities of operations held for sale. The income statement results continue to be reported in the historical income statement categories as income from continuing operations. The segment results include the results of businesses classified as assets held for sale for all periods presented. Management expects that Alcoa will have continuing involvement with these businesses following the sale, primarily in the form of ongoing aluminum or other significant supply contracts.

Recently Issued and Adopted Accounting Standards. Effective December 31, 2003, Alcoa adopted SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits – an amendment of FASB Statements No. 87, 88, and 106.” This standard requires additional disclosures about an employer’s pension plans and postretirement benefit plans such as: the types of plan assets, investment strategy, measurement date, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. See Note V for additional information.

Effective December 31, 2003, Alcoa adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities – an Interpretation of ARB 51.” Interpretation No. 46 addresses consolidation and disclosure by business enterprises of variable interest entities. This standard has no impact on Alcoa’s financial statements.

Reclassification. Certain amounts in previously issued financial statements were reclassified to conform to 2003 presentations. See Note B for further information.

B. Discontinued Operations and Assets Held for Sale

Alcoa’s financial statements in both 2003 and 2002 were significantly impacted by activities relating to the planned divestiture of a number of Alcoa’s businesses.

During the fourth quarter of 2002, Alcoa performed a portfolio review of its businesses and the markets they serve. As a result of this review, Alcoa committed to a plan to divest certain noncore businesses that did not meet internal growth and return measures. In accordance with the accounting requirements, these businesses are classified as either discontinued operations or assets held for sale. See Note A for further information on these classifications.

At the end of 2003, businesses classified as discontinued operations included Alcoa’s commodity automotive fasteners business, a packaging business in South America, and Alcoa’s packaging equipment business, which are expected to be sold by mid-2004.

The following table details selected financial information for the businesses included within discontinued operations.

	2003	2002	2001
Sales	$224	$268	$283

(Loss) income from operations	(6)	(48)	8
Loss from impairment	(69)	(91)	—

Pretax (loss) income	(75)	(139)	8
Benefit (provision) for taxes	26	49	(4)

(Loss) income from discontinued operations	$(49)	$(90)	$4

At the end of 2003, businesses classified as assets held for sale included Alcoa’s specialty chemicals business, certain architectural products businesses in North America, an extrusion facility in Europe, certain extrusion facilities in Latin America, and foil facilities in St. Louis, MO and Russellville, AR. These businesses are expected to be sold by mid-2004.

During 2003, there were a number of changes in the classification of businesses to be divested:

•	In the third quarter of 2003, the protective packaging business, a part of the Ivex Packaging Corporation (Ivex) acquisition, was reclassified from discontinued operations to assets held and used as management discontinued the plan of sale due to market conditions. The results of operations of the protective packaging business have been reclassified and are included in income from continuing operations and in the Packaging and Consumer segment results beginning in July 2002 (date of the Ivex acquisition).

•	In the fourth quarter of 2003, the Magnolia, AR and Plant City, FL fabricating businesses were reclassified from discontinued operations to assets held and used as management discontinued the plan of sale due to market conditions. The results of operations and $18 of losses (reflected in Special Items) in 2002 associated with adjustments to estimated fair values were reclassified to income from continuing operations. The results of operations, excluding the adjustments reflected in Special Items, are included in the Engineered Products segment.

•	In the fourth quarter of 2003, Alcoa’s packaging equipment business was reclassified from assets held and used to discontinued operations. The sale of this business was completed in January of 2004. The results of operations of this business are reported as discontinued operations in the Statement of Consolidated Income for all periods presented. Packaging and Consumer segment results do not include the results of operations of the packaging equipment business.

•	In the fourth quarter of 2003, the specialty chemicals business was reclassified from assets held and used to assets held for sale. The sale of the specialty chemicals business is expected to close in the first quarter of 2004. The change in classification did not impact the Statement of Consolidated Income, and the results of the specialty chemicals business are included in the Alumina and Chemicals segment results.

The Statement of Consolidated Income in 2003 reflects charges of $45 (after tax) in discontinued operations related to a reduction in the estimated fair value of the automotive fastener business and $33 of net favorable adjustments in Special Items related to businesses classified as assets held for sale. The 2003 activity on assets held for sale, including income of $53 and losses of $20, is primarily comprised of:

•	Reversal of estimated loss and recognition of a gain in the second and fourth quarters of 2003 on the sale of the Latin America PET business; and

•	Recognition of losses in the second and fourth quarters of 2003 related to reductions in the estimated fair values of businesses included in assets held for sale.

The Statement of Consolidated Income in 2002 reflects charges of $232 in special items related to businesses classified as assets held for sale and charges of $59 (after tax) included in discontinued operations related to unfavorable adjustments to the estimated fair values on businesses to be divested.

The major classes of assets and liabilities of operations held for sale in the Consolidated Balance Sheet are as follows:

December 31	2003	2002
Assets:
Receivables	$153	$166
Inventories	142	155
Properties, plants, and equipment, net	208	263
Goodwill	—	—
Other assets	46	34

Total assets held for sale	$549	$618

Liabilities:
Accounts payable and accrued expenses	$28	$27
Other liabilities	79	32

Total liabilities of operations held for sale	$107	$59

For all of the businesses to be divested, the fair values were estimated utilizing accepted valuation techniques. The fair values that are ultimately realized upon the sale of the businesses to be divested may differ from the estimated fair values reflected in the financial statements.

C. Asset Retirement Obligations

Effective January 1, 2003, Alcoa adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” Under this standard, Alcoa recognized additional liabilities, at fair value, of approximately $136 at January 1, 2003, for asset retirement obligations (AROs), consisting primarily of costs associated with spent pot lining disposal, bauxite residue disposal, mine reclamation and landfills. These costs reflect the legal obligations associated with the normal operation of Alcoa’s bauxite mining, alumina refining, and aluminum smelting facilities. Alcoa had previously recorded liabilities for certain of these costs. Additionally, Alcoa capitalized asset retirement costs by increasing the carrying amount of related long-lived assets, primarily machinery and equipment, and recorded associated accumulated depreciation from the time the original assets were placed into service. At January 1, 2003, Alcoa increased the following: net properties, plants, and equipment by $74, net deferred tax assets by $22, liabilities by $136 as noted above, and minority interests by $7.

The cumulative effect adjustment recognized upon adoption of this standard was $47, consisting primarily of costs to establish assets and liabilities related to spent pot lining disposal for pots currently in operation. Net income for the full year of 2002 would not have been materially different if this standard had been adopted effective January 1, 2002.

The changes in the carrying amount of AROs for the year ended December 31, 2003, and the pro forma impact for the year ended December 31, 2002, as if this standard had been adopted effective January 1, 2002, follow.

December 31	2003	(Pro forma) 2002
Balance at beginning of year	$224	$214
Accretion expense	16	12
Payments	(27)	(27)
Liabilities incurred	8	22
Translation and other	(4)	3

Balance at end of year	$217	$224

In addition to the AROs discussed above, Alcoa may have other obligations in the event of a permanent plant shutdown. However, these plant assets have indeterminate lives and, therefore, the associated AROs are not reasonably estimable and liabilities cannot be established.

D. Special Items

During 2003, Alcoa recorded income of $26 ($25 after tax and minority interests) for special items. The income recognized was comprised of the following components: $45 of charges recognized in 2003 for employee termination and severance costs associated with approximately 1,600 hourly and salaried employees (located primarily in Europe, the U.S., and Brazil), as the company continued to focus on cost reductions in businesses that continued to be impacted by market declines; $20 of charges recognized in 2003 related to a reduction in the estimated fair values of businesses included in assets held for sale; and $91 of income comprised of $53 primarily associated with the reversal of an estimated loss and recognition of a gain on the sale of the Latin America PET business in 2003, and $38 resulting from adjustments to prior year employee termination and severance cost reserves (in conjunction with the $38 reserve adjustment, there was a change in the number of employees to be terminated under the 2002 restructuring program from 8,500 to 6,700 employees).

As of December 31, 2003, approximately 1,100 of the 1,600 employees associated with the 2003 restructuring charges had been terminated, and approximately $20 of cash payments was made against the reserves.

During 2002, Alcoa recorded special items of $425 ($280 after tax and minority interests) for restructurings associated with the curtailment of aluminum production at three smelters, as well as restructuring operations for those businesses experiencing negligible growth due to continued market declines and the decision to divest certain businesses that have failed to meet internal growth and return measures.

The 2002 charges were comprised of $296 for asset write-downs, consisting of $113 of goodwill on businesses to be divested, as well as $183 for structures, machinery, and equipment; $105 for employee termination and severance costs related to approximately 6,700 salaried and hourly employees at over 70 locations, primarily in Mexico, Europe, and the U.S.; and charges of $31 for exit costs, primarily for remediation and demolition costs, as well as lease termination costs.

As part of the 2002 restructuring program, Alcoa temporarily curtailed aluminum production at its Badin, NC plant and permanently closed its Troutdale, OR plant as well as approximately 25% of the capacity at its Rockdale, TX facility. Alcoa recognized a restructuring charge of $39 associated with these curtailments. The remaining carrying value and results of operations related to these facilities were not material. The restructuring of operations of businesses serving the aerospace, automotive, and industrial gas turbine markets, and in the U.S. smelting system resulted in a charge of $154. The remaining $232 of special items was related to losses recognized on assets held for sale, as detailed in Note B.

As of December 31, 2003, approximately 6,400 of the 6,700 employees associated with the 2002 restructuring charges had been terminated. Alcoa expects to complete substantially all actions relative to the restructuring charges by the end of 2004.

Certain adjustments were recorded to the 2001 restructuring program reserves in 2002. Additional restructuring charges of $18 were recorded for additional asset impairments and for additional employee termination and severance costs, primarily related to additional severance costs not accruable in 2001 for layoffs of approximately 250 salaried and hourly employees, primarily in Europe and Mexico. Also, reversals of 2001 restructuring reserves of $32 were recorded due to changes in estimates of liabilities resulting from lower than expected costs associated with certain plant shutdowns and disposals.

During 2001, Alcoa recorded charges of $566 ($355 after tax and minority interests) as a result of a restructuring plan based on a strategic review of the company’s primary products and fabricating businesses aimed at optimizing and aligning its manufacturing systems with customer needs, while positioning the company for stronger profitability. These charges consisted of costs associated with the shutdown of 18 facilities in the U.S. and Europe and were comprised of asset write-downs of $372, employee termination and severance costs of $178 related to workforce reductions of approximately 10,400 hourly and salaried employees, primarily located outside of the U.S., and other exit costs of $16 related to the shutdown of facilities.

As of December 31, 2003, the 2001 restructuring program was substantially complete, with the exception of approximately $60 in reserves for ongoing site remediation work and employee layoff costs that consist of monthly payments being made over an extended period of time.

Activity and reserve balances related to special items in 2001, 2002, and 2003 are as follows:

	Asset write- downs	Employee termination and severance costs	Other	Total
2001:
2001 restructuring charges	$372	$178	$16	$566
Cash payments	(3)	(32)	(5)	(40)
Noncash charges	(288)	—	—	(288)

Reserve balances at December 31, 2001	81	146	11	238

2002:
Cash payments	(17)	(74)	(13)	(104)
2002 restructuring charges	296	105	31	432
Noncash charges in 2002	(296)	—	—	(296)
Additions to 2001 restructuring charges	9	9	—	18
Reversals of 2001 restructuring reserves	(10)	(20)	(2)	(32)

Reserve balances at December 31, 2002	63	166	27	256

2003:
Cash payments	(16)	(120)	(17)	(153)
2003 restructuring charges	—	45	—	45
Additions to 2002 restructuring charges	20	—	—	20
Reversals of 2002 restructuring charges	(53)	(38)	—	(91)
Noncash additions/ reversals to the reserves in 2003	24	—	—	24

Reserve balances at December 31, 2003	$38	$53	$10	$101

E. Goodwill and Other Intangible Assets

The following table details the changes in the carrying amount of goodwill.

December 31	2003	2002
Balance at beginning of year	$6,379	$5,604
Intangible assets reclassified to goodwill	—	28
Impairment loss recognized in cumulative
effect adjustment	—	(15)
Additions during the period	84	765
Impairment loss	—	(44)
Translation and other adjustments	86	41

Balance at end of year	$6,549	$6,379

Goodwill increased $84 during 2003 primarily due to the acquisition of the remaining 40.9% interest in Alcoa Aluminio (see Note F), as well as adjustments to preliminary purchase price allocations from prior periods. The impact to the segments follows: Alumina and Chemicals $13, Primary Metals $27, Flat-Rolled Products $8, Engineered Products $40, and the Other group $(8). The impact to corporate was $4.

During 2002, in accordance with the provisions of SFAS No. 141, “Business Combinations,” Alcoa transferred $28 of customer base intangibles, initially recorded in the Reynolds acquisition, to goodwill (Packaging and Consumer segment). Upon adoption of SFAS No. 142 on January 1, 2002, Alcoa recognized a $15 charge for the impairment of goodwill in the automotive business (Other group) resulting from a change in the criteria for the measurement of fair value under SFAS No. 142 from an undiscounted to a discounted cash flow method. Goodwill increased $765 during the period related to ten acquisitions (primarily impacting the Engineered Products segment by $253, the Packaging and Consumer segment by $488, and the Other group by $96) and adjustments to preliminary purchase price allocations from prior periods. In the fourth quarter of 2002, Alcoa recorded an impairment charge of $44 for goodwill associated with its operations serving the telecommunications market. Alcoa’s telecommunications business experienced lower than expected operating profits and cash flows in the second half of 2002. As a result of this trend and the overall industry expectations, the projected operating profits and cash flows for the telecommunications business were reduced for the next five years. The projected decline in cash flows resulted in the recognition of the $44 impairment loss in the Other group. The fair value of Alcoa’s businesses was determined based on a DCF model for purposes of testing goodwill for impairment. The discount rate used was based on a risk-adjusted weighted average cost of capital for each business. See Note P for further details on goodwill balances by segment.

Intangible assets, which are included in other assets on the Consolidated Balance Sheet, totaled $812, net of accumulated amortization of $363, at December 31, 2003, and $742, net of accumulated amortization of $349, at December 31, 2002. At December 31, 2003 and 2002, $192 of the net balance of intangibles represents trade name intangibles with indefinite useful lives that are not being amortized. The remaining intangibles relate to customer relationships, computer software, patents, and licenses. Amortization expense for intangible assets for the years ended December 31, 2003, 2002, and 2001 was $84, $67, and $68, respectively. Amortization expense is expected to range from approximately $85 to $70 each year between 2004 and 2008. The increase in intangibles and amortization expense in 2003 is primarily due to the implementation of an enterprise business solution within Alcoa to drive common systems among all businesses.

The effects of adopting SFAS Nos. 141 and 142 on net income and diluted earnings per share for the years ended December 31, 2003, 2002, and 2001 follow.

	2003	2002	2001
Net income	$938	$420	$908
Less: cumulative effect income from accounting change for goodwill	—	(34)	—

Income excluding cumulative effect	938	386	908
Add: goodwill amortization	—	—	171

Income excluding cumulative effect and goodwill amortization	$938	$386	$1,079
Diluted earnings per common share:
Net income	$1.08	$.49	$1.05
Less: cumulative effect income from accounting change for goodwill	—	(.04)	—

Income excluding cumulative effect	1.08	.45	1.05
Add: goodwill amortization	—	—	.20

Income excluding cumulative effect and goodwill amortization	$1.08	$.45	$1.25

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

F. Acquisitions and Divestitures

In August of 2003, Alcoa acquired the remaining 40.9% shareholding in Alcoa Aluminio (Aluminio) held by Camargo Correa Group (Camargo Group) since 1984. Alcoa issued to the Camargo Group 17.8 million shares of Alcoa common stock, with a fair value of approximately $410, in exchange for the Camargo Group’s holdings. The agreement also provides for contingent payments over the next five years based on the performance of the South American operations. The maximum amount of contingent payments is $235. The contingent payments will be reduced by appreciation on the Alcoa shares issued in the transaction, as specified in the agreement. The preliminary purchase price allocation resulted in goodwill of approximately $50. The final allocation of the purchase price will be based upon valuations.

In October of 2003, Alcoa expanded its aluminum alliance with Kobe Steel Ltd. (Kobe) in Japan on the joint development of aluminum products for the automotive market. As part of this arrangement and due to changes in the business environment, Alcoa and Kobe discontinued their association in three can sheet joint ventures: KAAL Australia, KAAL Japan, and KAAL Asia. Based on terms of the agreement, Alcoa acquired from Kobe the remaining 50% interest in KAAL Australia, as well as the remaining 20% interest in KAAL Asia. In turn, Kobe purchased a 47% interest in KAAL Japan from Alcoa. These transactions, which were recorded at fair value, resulted in net cash proceeds to Alcoa of $9 and recognition of a gain of $17. Also, Alcoa and Kobe amended an existing aluminum supply agreement related to the KAAL Japan operations, which resulted in an acceleration of the delivery term of the agreement to two years.

In October of 2003, Alcoa completed the sale of its Latin America PET business to Amcor PET Packaging for $75, subject to working capital adjustments. Alcoa also sold investments for approximately $129, comprised primarily of its interest in Latasa, a Latin America aluminum can business.

During 2002, Alcoa completed 15 acquisitions at a cost of $1,573, of which $1,253 was paid in cash. The most significant of these transactions were the acquisitions of Ivex in July 2002 and Fairchild Fasteners (Fairchild) in December 2002.

The Ivex transaction was valued at approximately $790, including debt assumed of $320, and the purchase price allocation resulted in goodwill of approximately $470. Ivex is part of Alcoa’s Packaging and Consumer segment. Alcoa paid $650 in cash for Fairchild, and the purchase price allocation resulted in goodwill of approximately $330. Fairchild is part of the Engineered Products segment. Pro forma results of the company, assuming all acquisitions had been made at the beginning of each period presented, would not have been materially different from the results reported.

In connection with certain acquisitions made during 2002, Alcoa could be required to make additional payments of approximately $90 from 2004 through 2006 based upon the achievement of various financial and operating targets.

During 2001, Alcoa completed nine acquisitions for $159 in cash. None of these transactions had a material impact on Alcoa’s financial statements.

In May of 2000, Alcoa completed a merger with Reynolds Metals Company (Reynolds). As part of that merger, Alcoa divested Reynolds’ interest in an alumina refinery in Sherwin, TX in 2000 and Reynolds’ interests in alumina refineries in Worsley, Australia and Stade, Germany and its aluminum smelter in Longview, WA during 2001. In accordance with the provisions of Emerging Issues Task Force 87-11, “Allocation of Purchase Price to Assets to be Sold,” there were no gains or losses on sales of these assets.

In November of 2001, Alcoa contributed net assets of approximately $200 of Reynolds Aluminum Supply Company (RASCO), the metals distribution business acquired in the Reynolds acquisition, to a joint venture in which Alcoa retains a 50% equity interest.

In April of 2001, Alcoa completed the sale of Thiokol Propulsion (Thiokol), a business acquired in the Cordant Technologies, Inc. transaction, to Alliant Techsystems Inc. for net proceeds of $698 in cash, which included a working capital adjustment, and recognized a $55 pretax gain that was included in other income.

G. Inventories

December 31	2003	2002
Finished goods	$742	$735
Work in process	788	743
Bauxite and alumina	337	330
Purchased raw materials	448	431
Operating supplies	209	175

	$2,524	$2,414

Approximately 46% of total inventories at December 31, 2003 were valued on a LIFO basis. If valued on an average-cost basis, total inventories would have been $558 and $514 higher at the end of 2003 and 2002, respectively. During 2002, LIFO inventory quantities were reduced, which resulted in a partial liquidation of the LIFO basis. The impact of this liquidation increased net income by $40 in 2002.

H. Properties, Plants, and Equipment, at Cost

December 31	2003	2002
Land and land rights, including mines	$445	$424
Structures	5,805	5,271
Machinery and equipment	17,489	15,927

	23,739	21,622
Less: accumulated depreciation and depletion	12,240	10,708

	11,499	10,914
Construction work in progress	1,058	1,196

	$12,557	$12,110

I. Other Assets

December 31	2003	2002
Equity investments	$1,347	$1,333
Other investments	659	145
Intangibles, net of accumulated amortization of $363 in 2003 and $349 in 2002	812	742
Deferred income taxes	1,343	1,013
Prepaid pension benefit	89	133
Deferred charges and other	1,066	1,072

	$5,316	$4,438

Other investments are primarily comprised of Alcoa’s 8% interest in Aluminum Corporation of China (Chalco). The increase in 2003 is primarily due to unrealized appreciation in value of the Chalco investment which was recorded in accumulated other comprehensive income.

J. Other Noncurrent Liabilities and Deferred Credits

December 31	2003	2002
Deferred alumina sales revenue	$187	$195
Deferred aluminum sales revenue	384	104
Environmental remediation	330	368
Deferred credits	108	89
Accrued pension benefit liability	1,580	1,547
Other noncurrent liabilities	800	564

	$3,389	$2,867

In 2003, Alcoa received a partial advance payment of $440 (approximately $70 was classified as current) related to a long-term aluminum supply contract with a customer. Each month for a six-year period, the customer will purchase and Alcoa is required to deliver 7,500 tons of aluminum at market prices. Alcoa has deposited $7 into a cash collateral account to satisfy one month’s delivery obligation under the aluminum supply contract.

K. Debt

December 31	2003	2002
Commercial paper, variable rate, (1.4% average rate)	$—	$665
9% Bonds, due 2003	—	21
Floating-rate notes, due 2004 (1.5% and 2.1% average rates)	467	500
6.125% Bonds, due 2005	200	200
7.25% Notes, due 2005	500	500
5.875% Notes, due 2006	500	500
4.25% Notes, due 2007	800	800
6.625% Notes, due 2008	150	150
7.375% Notes, due 2010	1,000	1,000
6.5% Notes, due 2011	1,000	1,000
6% Notes, due 2012	1,000	1,000
5.375% Notes, due 2013	600	600
6.5% Bonds, due 2018	250	250
6.75% Bonds, due 2028	300	300
Tax-exempt revenue bonds ranging from 5.7% to 8.3%, due 2004–2031	49	323
Medium-term notes, due 2004–2013 (7.6% and 7.9% average rates)	176	212
Alcoa Aluminio 7.5% Export notes, due 2008	89	144
Fair value adjustments	104	244
Other	30	40

	7,215	8,449
Less: amount due within one year	523	83

	$6,692	$8,366

The amount of long-term debt maturing in each of the next five years is $523 in 2004, $798 in 2005, $584 in 2006, $871 in 2007, and $207 in 2008.

During 2003, Standard and Poor’s Rating Services lowered its long-term debt rating of Alcoa to A– from A and its short-term rating to A-2 from A-1 due to, among other things, unfunded post-retirement benefit obligations. Moody’s Investors Service long-term debt rating of Alcoa and its rated subsidiaries is A2 and its short-term debt rating of Alcoa is Prime–1.

In April 2003, Alcoa refinanced its $2,000 revolving-credit agreement that expired in April 2003 into a $2,000 revolving-credit agreement that expires in April 2004. Additionally, Alcoa refinanced its $1,000 revolving-credit agreement that expired in August 2003 into a $1,000 revolving-credit agreement that expires in April 2008. Alcoa also has a $1,000 revolving-credit facility that expires in April 2005. Under these agreements, a certain ratio of indebtedness to consolidated net worth must be maintained. Commercial paper of $665 at December 31, 2002 was classified as long-term debt because it was backed by the revolving-credit facility. There were no amounts outstanding under the revolving-credit facilities at December 31, 2003. The interest rate on these facilities, if drawn upon, is Libor plus 19 basis points, which is subject to adjustment if Alcoa’s credit rating changes, to a maximum interest rate of Libor plus 40 basis points.

In August 2002, Alcoa issued $1,400 of notes. Of these notes, $800 mature in 2007 and carry a coupon rate of 4.25%, and $600 mature in 2013 and carry a coupon rate of 5.375%. The proceeds from these borrowings were used to fund the acquisition of Ivex and to refinance commercial paper.

Aluminio’s export notes are collateralized by receivables due under an export contract. Certain financial ratios must be maintained, including the maintenance of a minimum debt service ratio, as well as a certain level of tangible net worth of Aluminio and its subsidiaries. During 2002, the notes were amended to exclude the effects of foreign currency changes from the tangible net worth calculation.

The fair value adjustments result from changes in the carrying amounts of certain fixed-rate borrowings that have been designated as being hedged. Of the $104 in 2003, $(75) relates to outstanding hedges and $179 relates to hedges on outstanding debt that were settled early. Of the $244 in 2002, $80 related to outstanding hedges and $164 related to hedges on outstanding debt that were settled early. These adjustments will be recognized as reductions of interest expense over the remaining maturity of the related hedged debt (through 2013). For additional information on interest rate swaps, see Note W.

L. Minority Interests

The following table summarizes the minority shareholders’ interests in the equity of consolidated subsidiaries.

December 31	2003	2002
Alcoa of Australia	$676	$510
Alcoa Aluminio	—	124
Alcoa World Alumina LLC	208	208
Alcoa Fujikura Ltd.	297	269
Other majority-owned companies	159	182

	$1,340	$1,293

In 2003, Alcoa acquired the remaining 40.9% interest in Alcoa Aluminio from the Camargo Group. See Note F for further information.

M. Commitments and Contingencies

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

Aluminio is a participant in several hydroelectric power construction projects in Brazil for purposes of increasing its energy self-sufficiency and providing a long-term, low-cost source of power for its facilities.

The completed and committed hydroelectric construction projects that Aluminio participates in are outlined in the following tables.

Completed projects	Date completed	Investment participation	Share of output	Debt guarantee	Debt guarantee through 2013
Machadinho	2002	27.23%	22.62%	35.53%	$106

Aluminio committed to taking a share of the output of the completed Machadinho project for 30 years at cost (including cost of financing the project). In the event that other participants in this project fail to fulfill their financial responsibilities, Aluminio may be required to fund a portion of the deficiency. In accordance with the agreement, if Aluminio funds any such deficiency, its participation and share of the output from the project will increase proportionately.

Committed projects	Scheduled completion date	Share of output	Investment participation	Total estimated project costs	Aluminio’s share of project costs	Performance bond guarantee
Barra Grande	2006	42.20%	42.20%	$471	$199	$5
Serra do Facão	2006	39.50%	39.50%	$223	$88	$4
Pai-Querê	2008	35.00%	35.00%	$273	$96	$2
Estreito	2009	19.08%	19.08%	$589	$112	$10

These projects were committed to during 2001 and 2002, and the Barra Grande project commenced construction in 2002. In the third quarter of 2003, approximately 20% of the long-term financing for the Barra Grande project was obtained, of which Aluminio guaranteed 42.20% based on its investment participation. The plans for financing the other projects have not yet been finalized. It is anticipated that a portion of the project costs will be financed with third parties. Aluminio may be required to provide guarantees of project financing or commit to additional investments as these projects progress.

During the second quarter of 2003, the participants in the Santa Isabel project formally requested the return of the performance bond related to the license to construct the hydroelectric project. This project has been terminated.

Aluminio accounts for the Machadinho and Barra Grande hydroelectric projects on the equity method. Its total investment was $136 and $88 at December 31, 2003 and 2002, respectively. There have been no significant investments made in any of the other projects.

Alcoa of Australia (AofA) is party to a number of natural gas and electricity contracts that expire between 2004 and 2020. Under these take-or-pay contracts, AofA is obligated to pay for a minimum amount of natural gas or electricity even if these commodities are not delivered. Commitments related to these contracts total $262 in 2004, $249 in 2005, $235 in 2006, $210 in 2007, $201 in 2008, and $2,018 thereafter. Expenditures under these contracts totaled $266 in 2003, $178 in 2002, and $179 in 2001.

Alcoa has standby letters of credit related to environmental, insurance, and other activities. The total amount committed under these letters of credit, which expire at various dates in 2004 through 2009, was $258 at December 31, 2003.

N. Other Income, Net

	2003	2002	2001
Equity income	$138	$72	$118
Interest income	38	46	61
Foreign currency translation losses	(81)	(30)	(11)
Gains on sales of assets	37	52	114
Other income	142	39	27

	$274	$179	$309

The changes in equity income for all years presented were primarily due to Alcoa’s investment in Elkem. The gains on sales of assets in 2003 and 2002 were primarily associated with dispositions of office space and other smaller noncore business assets. The gains on sales of assets in 2001 were related to the sales of Thiokol, Alcoa Proppants, Inc., and Alcoa’s interest in a Latin American cable business. The increase in other income in 2003 is primarily due to a $105 gain from insurance settlements of a series of historical environmental matters in the U.S. and an increase in the cash surrender value of employee life insurance.

O. Cash Flow Information

Cash payments for interest and income taxes follow.

	2003	2002	2001
Interest	$352	$329	$418
Income taxes	303	583	548

The details of cash payments related to acquisitions follow.

	2003	2002	2001
Fair value of assets acquired	$275	$1,944	$184
Liabilities assumed	(80)	(666)	(24)
Minority interests acquired	224	—	—
Stock issued	(410)	—	—

Cash paid	9	1,278	160
Less: cash acquired	—	25	1

Net cash paid for acquisitions	$9	$1,253	$159

P. Segment and Geographic Area Information

Alcoa is primarily a producer of aluminum products. Aluminum and alumina represent approximately two-thirds of Alcoa’s revenues. Nonaluminum products include precision castings, industrial fasteners, vinyl siding, consumer products, food service and flexible packaging products, plastic closures, fiber-optic cables, and electrical distribution systems for cars and trucks. Alcoa’s segments are organized by product on a worldwide basis. Alcoa’s management reporting system evaluates performance based on a number of factors; however, the primary measure of performance is the after-tax operating income (ATOI) of each segment. Nonoperating items such as interest income, interest expense, foreign currency trans-

lation gains/losses, the effects of LIFO inventory accounting, minority interests, special items, discontinued operations, and accounting changes are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative expenses, and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments, and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate, assets held for sale, and other amounts.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note A). Transactions among segments are established based on negotiation among the parties. Differences between segment totals and Alcoa’s consolidated totals for line items not reconciled are primarily due to corporate allocations.

Alcoa’s products are used worldwide in packaging, consumer products, transportation (including aerospace, automotive, truck trailer, rail and shipping), building and construction, and industrial applications. Total exports from the U.S. from continuing operations were $1,646 in 2003, $1,609 in 2002 and $2,050 in 2001.

Alcoa’s reportable segments, as reclassified for discontinued operations and assets held for sale, follow.

Segment information	Alumina and Chemicals	Primary Metals	Flat- Rolled Products	Engineered Products	Packaging and Consumer	Other	Total
2003
Sales:
Third-party sales	$2,002	$3,229	$4,815	$5,589	$3,215	$2,654	$21,504
Intersegment sales	1,021	3,098	66	24	—	—	4,209

Total sales	$3,023	$6,327	$4,881	$5,613	$3,215	$2,654	$25,713

Profit and loss:
Equity income (loss)	$—	$55	$(1)	$—	$10	$3	$67
Depreciation, depletion, and amortization	147	310	192	235	146	90	1,120
Income taxes	161	256	70	60	109	32	688
ATOI	415	657	221	155	214	51	1,713

Assets:
Capital expenditures	$173	$169	$149	$129	$81	$40	$741
Equity investments	163	489	13	—	2	188	855
Goodwill	30	945	172	2,587	876	304	4,914
Total assets	3,077	7,398	3,380	6,244	3,099	1,752	24,950

2002
Sales:
Third-party sales	$1,743	$3,174	$4,640	$5,150	$2,838	$2,806	$20,351
Intersegment sales	955	2,655	68	34	—	—	3,712

Total sales	$2,698	$5,829	$4,708	$5,184	$2,838	$2,806	$24,063

Profit and loss:
Equity income (loss)	$1	$44	$(4)	$—	$17	$4	$62
Depreciation, depletion, and amortization	139	300	192	219	130	82	1,062
Income taxes	130	266	87	50	100	17	650
ATOI	315	650	220	105	197	(9)	1,478

Assets:
Capital expenditures	$156	$248	$227	$203	$89	$66	$989
Equity investments	163	411	50	—	134	177	935
Goodwill	16	910	153	2,488	869	307	4,743
Total assets	2,615	7,166	3,266	6,337	3,164	1,876	24,424

2001
Sales:
Third-party sales	$1,908	$3,432	$4,999	$5,910	$2,625	$3,702	$22,576
Intersegment sales	1,021	2,849	64	35	—	—	3,969

Total sales	$2,929	$6,281	$5,063	$5,945	$2,625	$3,702	$26,545

Profit and loss:
Equity income (loss)	$1	$52	$(2)	$—	$28	$16	$95
Depreciation, depletion, and amortization	144	327	191	255	134	113	1,164
Income taxes	184	434	94	111	79	—	902
ATOI	471	905	262	173	181	47	2,039

Assets:
Capital expenditures	$112	$209	$221	$260	$94	$84	$980
Equity investments	164	319	47	—	128	317	975
Goodwill	19	929	143	2,200	331	271	3,893
Total assets	2,555	7,122	3,368	5,731	2,300	1,883	22,959

Alumina and Chemicals. This segment consists of Alcoa’s worldwide alumina and chemicals system that includes the mining of bauxite, which is then refined into alumina. Alumina is sold directly to internal and external smelter customers worldwide or is processed into industrial chemical products. Alcoa’s alumina operations in Australia are a significant component of this segment. Approximately three-quarters of the third-party sales from this segment are derived from alumina. The sale of Alcoa’s specialty chemicals business is expected to close in the first quarter of 2004.

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

Flat-Rolled Products. This segment’s principal business is the production and sale of aluminum plate, sheet, and foil. This segment includes rigid container sheet (RCS), which is sold directly to customers in the packaging and consumer market and is used to produce aluminum beverage cans. This segment also includes sheet and plate used in the transportation and distributor markets. Approximately 60% of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining 40% of third-party sales consists of RCS.

Engineered Products. This segment includes hard- and soft-alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings, and wheels. These products serve the aerospace, automotive, commercial transportation, industrial gas turbine, building and construction, and distributor markets.

Packaging and Consumer. This segment includes consumer, food service, and flexible packaging products; food and beverage closures; plastic sheet and film for the packaging industry; and imaging and graphic communications for the packaging industry. The principal products in this segment include aluminum foil; plastic wraps and bags; plastic beverage and food closures; flexible and protective packaging products; design and prepress services; gravure and flexographic image carrier products; thermoformed plastic containers and extruded plastic sheet and film. Consumer products are marketed under brands including Reynolds Wrap®, Diamond®, Baco®, and Cut-Rite® wax paper.

Other. This group includes other Alcoa businesses that are not included in the segments previously mentioned. This group includes Alcoa Fujikura Ltd., which produces electrical components for the automotive industry, and it produces fiber-optic cable and provides services to the telecommunications industry; the residential building products operations, Alcoa Home Exteriors; and automotive parts businesses.

The following reconciles segment information to consolidated totals.

	2003	2002	2001
Sales:
Total sales	$25,713	$24,063	$26,545
Elimination of intersegment sales	(4,209)	(3,712)	(3,969)

Consolidated sales	$21,504	$20,351	$22,576

Net income:
ATOI	$1,713	$1,478	$2,039
Impact of intersegment profit eliminations	9	(6)	(20)
Unallocated amounts (net of tax):
Interest income	24	31	40
Interest expense	(204)	(227)	(242)
Minority interests	(231)	(135)	(208)
Corporate expense	(287)	(234)	(261)
Special items	26	(304)	(397)
Discontinued operations	(49)	(90)	4
Accounting changes	(47)	34	—
Other	(16)	(127)	(47)

Consolidated net income	$938	$420	$908

Assets:
Total segment assets	$24,950	$24,424	$22,959
Elimination of intersegment receivables	(382)	(285)	(309)
Unallocated amounts:
Cash, cash equivalents, and short-term investments	606	413	527
Deferred tax assets	1,610	1,482	854
Corporate goodwill	1,635	1,637	1,710
Corporate fixed assets	810	593	513
LIFO reserve	(558)	(514)	(605)
Assets held for sale	549	618	1,025
Other	2,491	1,442	1,681

Consolidated assets	$31,711	$29,810	$28,355

Geographic information for revenues, based on country of origin, and long-lived assets follows.

	2003	2002	2001
Revenues:
U.S.	$13,185	$12,942	$14,746
Australia	1,615	1,250	1,350
Spain	1,119	999	1,011
United Kingdom	745	763	899
Brazil	616	676	707
Germany	785	656	720
Other	3,439	3,065	3,143

	$21,504	$20,351	$22,576

Long-lived assets:
U.S.	$12,434	$12,646	$12,123
Canada	2,628	2,708	2,789
Australia	2,050	1,543	1,345
United Kingdom	849	752	682
Brazil	708	372	571
Germany	265	225	174
Other	2,061	1,899	1,388

	$20,995	$20,145	$19,072

Q. Preferred and Common Stock

Preferred Stock. Alcoa has two classes of preferred stock. Serial preferred stock has 557,740 shares authorized and 546,024 shares outstanding, with a par value of $100 per share and an annual $3.75 cumulative dividend preference per share. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

Common Stock. There are 1.8 billion shares authorized at a par value of $1 per share. As of December 31, 2003, 100.9 million shares of common stock were reserved for issuance under the long-term stock incentive plans.

Stock options under the company’s stock incentive plans have been granted, generally at not less than market prices on the dates of grant. Stock option features based on date of original grant are as follows:

Date of original grant	Vesting	Term	Reload feature
2002 and prior	One year	10 years	One reload over option term
2003	3 years	10 years	One reload in 2004 for
	(1/3 each year)		1/3 vesting in 2004
2004	3 years (1/3 each year)	6 years	None

Beginning in January of 2004, in addition to stock option awards, the company has granted stock awards and performance share awards that vest in three years from the date of grant.

The transactions for shares under options were: (shares in millions)

	2003	2002	2001
Outstanding, beginning of year:
Number of options	81.6	73.5	74.8
Weighted average exercise price	$33.19	$32.02	$29.29
Granted:
Number of options	16.8	17.3	28.9
Weighted average exercise price	$24.93	$36.10	$36.19
Exercised:
Number of options	(8.0)	(7.1)	(29.0)
Weighted average exercise price	$23.29	$26.77	$29.03
Expired or forfeited:
Number of options	(2.6)	(2.1)	(1.2)
Weighted average exercise price	$32.58	$37.50	$32.50

Outstanding, end of year:
Number of options	87.8	81.6	73.5
Weighted average exercise price	$32.50	$33.19	$32.02

Exercisable, end of year:
Number of options	71.6	68.8	58.6
Weighted average exercise price	$34.22	$32.68	$31.88

Shares reserved for future options	13.1	25.6	21.0

The following tables summarize certain stock option information at December 31, 2003: (shares in millions)

Options Outstanding

Range of exercise price	Number	Weighted average remaining life	Weighted average exercise price
$0.125	0.1	employment career	$0.125
$ 4.38–$ 12.15	1.1	1.87	10.59
$12.16–$ 19.93	2.3	3.28	16.62
$19.94–$ 27.71	20.9	6.88	22.55
$27.72–$ 35.49	17.4	5.41	31.64
$35.50–$ 45.59	46.0	5.66	38.72

Total	87.8	5.79	32.50

Options Exercisable

Range of exercise price	Number	Weighted average exercisable price
$0.125	0.1	$0.125
$ 4.38–$ 12.15	1.1	10.59
$12.16–$ 19.93	2.3	16.59
$19.94–$ 27.71	7.5	22.50
$27.72–$ 35.49	16.7	31.59
$35.50–$ 45.59	43.9	38.78

Total	71.6	34.22

R. Earnings Per Share

Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding.

The information used to compute basic and diluted EPS on income from continuing operations follows. (shares in millions)

	2003	2002	2001
Income from continuing operations	$1,034	$476	$904
Less: preferred stock dividends	2	2	2

Income from continuing operations available to common shareholders	$1,032	$474	$902

Average shares outstanding—basic	853.4	845.4	858.0
Effect of dilutive securities:
Shares issuable upon exercise of dilutive stock options	3.2	4.4	8.6

Average shares outstanding—diluted	856.6	849.8	866.6

Options to purchase 51 million shares of common stock at an average exercise price of $38 per share were outstanding as of December 31, 2003 but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares.

S. Income Taxes

The components of income from continuing operations before taxes on income were:

	2003	2002	2001
U.S.	$322	$(406)	$(28)
Foreign	1,347	1,308	1,661

	$1,669	$902	$1,633

The provision for taxes on income from continuing operations consisted of:

	2003	2002	2001
Current:
U.S. federal*	$(51)	$95	$(20)
Foreign	310	358	521
State and local	17	17	45

	276	470	546

Deferred:
U.S. federal*	132	(205)	(33)
Foreign	(4)	11	3
State and local	—	15	5

	128	(179)	(25)

Total	$404	$291	$521

*	Includes U.S. taxes related to foreign income

The exercise of employee stock options generated a tax benefit of $23 in 2003, $34 in 2002, and $90 in 2001. This amount was credited to additional capital and reduced current taxes payable.

Reconciliation of the U.S. federal statutory rate to Alcoa’s effective tax rate for continuing operations follows.

	2003	2002	2001
U.S. federal statutory rate	35.0%	35.0%	35.0%
Taxes on foreign income	(7.4)	(5.9)	(8.4)
State taxes net of federal benefit	0.9	2.4	1.1
Minority interests	1.1	1.4	1.8
Permanent differences on asset disposals	(0.1)	2.6	(1.4)
Goodwill impairment and amortization	—	1.1	2.4
Adjustments to prior years’ accruals	(4.1)	(3.8)	1.5
Other	(1.2)	(0.5)	(0.1)

Effective tax rate	24.2%	32.3%	31.9%

In 2003, taxes on foreign income included a 1.3% reduction for recently enacted tax legislation.

The components of net deferred tax assets and liabilities follow.

	2003		2002
December 31	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Depreciation	$—	$1,599	$—	$1,490
Employee benefits	1,452	—	1,484	—
Loss provisions	380	—	373	—
Deferred income/expense	249	155	364	157
Tax loss carryforwards	449	—	308	—
Tax credit carryforwards	258	—	176	—
Unrealized gains on available-for-sale securities	—	169	—	—
Other	163	181	293	279

	2,951	2,104	2,998	1,926
Valuation allowance	(159)	—	(179)	—

	$2,792	$2,104	$2,819	$1,926

Of the total deferred tax assets associated with the tax loss carry-forwards, $165 expires over the next ten years, $69 over the next 20 years, and $215 is unlimited. Of the tax credit carryforwards, $150 is unlimited with the balance expiring over the next ten years. A substantial portion of the valuation allowance relates to the loss carryforwards because the ability to generate sufficient foreign taxable income in future years is uncertain. In 2003, the net reduction in the valuation allowance included a change in circumstances that resulted in the recognition of a $49 benefit from foreign net operating losses. Approximately $40 of the valuation allowance relates to acquired companies for which subsequently recognized benefits will reduce goodwill.

The cumulative amount of Alcoa’s share of undistributed earnings for which no deferred taxes have been provided was $6,154 at December 31, 2003. Management has no plans to distribute such earnings in the foreseeable future. It is not practical to determine the deferred tax liability on these earnings.

T. Lease Expense

Certain equipment, warehousing and office space, and oceangoing vessels are under operating lease agreements. Total expense from continuing operations for all leases was $241 in 2003, $214 in 2002, and $198 in 2001. Under long-term operating leases, minimum annual rentals are $180 in 2004, $155 in 2005, $124 in 2006, $101 in 2007, $85 in 2008, and a total of $392 for 2009 and thereafter.

U. Interest Cost Components

	2003	2002	2001
Amount charged to expense	$314	$350	$371
Amount capitalized	21	22	22

	$335	$372	$393

V. Pension Plans and Other Postretirement Benefits

Alcoa maintains pension plans covering most U.S. employees and certain other employees. Pension benefits generally depend on length of service, job grade, and remuneration. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due.

Alcoa maintains health care and life insurance benefit plans covering most eligible U.S. retired employees and certain other retirees. Generally, the medical plans pay a percentage of medical expenses, reduced by deductibles and other coverages. These plans are generally unfunded, except for certain benefits funded through a trust. Life benefits are generally provided by insurance contracts. Alcoa retains the right, subject to existing agreements, to change or eliminate these benefits. All U.S. salaried and certain hourly employees hired after January 1, 2002 will not have postretirement health care benefits.

Alcoa uses a December 31 measurement date for the majority of its plans.

Obligations and Funded Status

	Pension benefits		Postretirement benefits
December 31	2003	2002	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	$9,360	$8,488	$3,661	$3,177
Service cost	194	176	31	25
Interest cost	609	593	237	224
Amendments	20	20	(31)	(52)
Actuarial losses	540	659	120	608
Acquisitions	17	7	—	18
Divestitures	—	(1)	—	—
Participants’ contributions	31	18	—	—
Benefits paid	(687)	(656)	(357)	(339)
Exchange rate	184	56	—	—

Benefit obligation at end of year	$10,268	$9,360	$3,661	$3,661

Change in plan assets
Fair value of plan assets at beginning of year	$7,531	$8,434	$119	$123
Actual return on plan assets	1,254	(376)	18	(4)
Acquisitions	20	1	—	—
Employer contributions	87	59	—	—
Participants’ contributions	31	18	—	—
Benefits paid	(667)	(634)	—	—
Administrative expenses	(17)	(21)	—	—
Exchange rate	147	50	—	—

Fair value of plan assets at end of year	$8,386	$7,531	$137	$119

Funded status	$(1,882)	$(1,829)	$(3,524)	$(3,542)
Unrecognized net actuarial loss	1,775	1,803	916	843
Unrecognized net prior service cost (benefit)	160	126	(1)	(7)

Net amount recognized	$53	$100	$(2,609)	$(2,706)

Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit	$89	$133	$—	$—
Accrued benefit liability	(1,580)	(1,547)	(2,609)*	(2,706)*
Intangible asset	84	102	—	—
Accumulated other comprehensive loss	1,460	1,412	—	—

Net amount recognized	$53	$100	$(2,609)	$(2,706)

*	Includes current portion of $389 and $387 at December 31, 2003 and 2002, respectively.

The accumulated benefit obligations for all defined benefit pension plans was $9,771 and $8,888 at December 31, 2003 and 2002, respectively.

The aggregate benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $10,047 and $8,093, respectively, as of December 31, 2003, and $9,121 and $7,310, respectively, as of December 31, 2002. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $9,554 and $8,087, respectively, as of December 31, 2003, and $8,712 and $7,300, respectively, as of December 31, 2002.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As of December 31, 2003, Alcoa will recognize the effects of the Act in the measure of its Accumulated Postretirement Benefit Obligation (APBO) for certain retiree groups in accordance with FASB Staff Position No. FAS 106-1.

Recognition of the subsidy for certain retiree groups as an offset to plan costs results in a $190 reduction in the APBO. The reduction in APBO will be included with other deferred actuarial gains and losses. The 2004 and subsequent net periodic postretirement benefit costs will be adjusted to reflect the lower interest cost due to the lower APBO. To the extent that the deferred gains and losses are outside the corridor, the excess will be recognized as prescribed under SFAS 106. For other retiree groups, the impact of the potential subsidy benefit has not been calculated because those amounts could not be reasonably estimated.

Alcoa has not reflected any changes in participation in the company plan as a result of the Act. The reduction in APBO represents the value of the 28% subsidy and does not reflect any other changes. The subsidy is estimated to reduce the prescription drug portion of the per capita cost by 24%.

Currently, Alcoa pays a portion of the prescription drug cost for certain retirees. The benefits for certain retirees were determined to be actuarially equivalent based on an analysis of Alcoa’s existing prescription drug plan provisions and claims experience as compared to the Medicare Part D prescription drug benefit that will be effective in 2006.

More specific authoritative guidance on the accounting of the federal subsidy is pending and, when issued, could require the company to change previously reported information.

Components of Net Periodic Benefit Costs (Income)

	Pension benefits			Postretirement benefits
December 31	2003	2002	2001	2003	2002	2001
Service cost	$194	$176	$162	$31	$25	$25
Interest cost	609	593	578	237	224	220
Expected return on plan assets	(727)	(776)	(781)	(11)	(11)	(11)
Amortization of prior service cost (benefit)	38	38	34	(32)	(32)	(33)
Recognized actuarial loss (gain)	8	4	(26)	40	5	(2)

Net periodic benefit costs (income)	$122	$35	$(33)	$265	$211	$199

An increase in the minimum pension liability resulted in a charge to shareholders’ equity of $39 in 2003 and $851 in 2002.

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31:

	2003	2002
Discount rate	6.25%	6.75%
Rate of compensation increase	5.00	5.00

Weighted average assumptions used to determine the net cost for years ended December 31:

	2003	2002	2001
Discount rate	6.75%	7.25%	7.75%
Expected long-term return on plan assets	9.00	9.50	9.50
Rate of compensation increase	5.00	5.00	5.00

The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

Assumed health care cost trend rates at December 31:

	2003	2002	2001
Health care cost trend rate assumed for next year	9.0%	11.0%	9.5%
Rate to which the cost trend rate gradually declines	5.0%	5.0%	5.0%
Year that the rate reaches the rate at which it is assumed to remain	2009	2008	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in these assumed rates would have the following effects:

	1% increase	1% decrease
Effect on total of service and interest cost components	$13	$(12)
Effect on postretirement benefit obligations	182	(144)

Plan Assets

Alcoa’s pension and postretirement plans’ investment policy, weighted average asset allocations at December 31, 2003 and 2002, and target allocations for 2004, by asset category, are as follows:

	Policy	Plan assets at December 31		Target %
Asset category	Range	2003	2002	2004
Equity securities	35–60%	52%	45%	50%
Debt securities	30–55%	36	42	38
Real estate	5–15%	6	7	6
Other	0–15%	6	6	6

Total		100%	100%	100%

The basic goal underlying the pension plan investment policy is to ensure that the assets of the plan, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plan as those obligations come due. Investment practices must comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and any other applicable laws and regulations.

Numerous asset classes with differing expected rates of return, return volatility, and correlations are utilized to reduce risk by providing diversification. Debt securities comprise a significant portion of the portfolio due to their plan-liability-matching characteristics and to address the plan’s cash flow requirements. Additionally, diversification of investments within each asset class is utilized to further reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.

Cash Flows

Alcoa expects to contribute $100 to its pension plans in 2004.

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $107 in 2003, $101 in 2002, and $103 in 2001.

W. Other Financial Instruments and Derivatives

Other Financial Instruments. The carrying values and fair values of Alcoa’s financial instruments at December 31 follow.

	2003		2002
	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$576	$576	$344	$344
Short-term investments	30	30	69	69
Noncurrent receivables	23	23	74	74
Available-for-sale
investments	639	639	135	135
Short-term debt	579	579	122	122
Long-term debt	6,692	7,372	8,366	8,936

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

Derivatives. Alcoa uses derivative financial instruments for purposes other than trading. Details of the fair value gains (losses) of the significant instruments follow.

December 31	2003	2002
Aluminum	$70	$(14)
Interest rates	(74)	80
Foreign currency	(6)	57
Other commodities	73	51

Fair Value Hedges

Aluminum. Customers often require Alcoa to enter into forward-dated, fixed-price commitments. These commitments expose Alcoa to the risk of fluctuating aluminum prices between the time the order is committed and the time that the order is shipped. Alcoa’s aluminum commodity risk management policy is to manage, through the use of futures contracts, the aluminum price risk associated with a portion of its fixed-price firm commitments. These contracts cover known exposures, generally within three years.

Interest Rates. Alcoa uses interest rate swaps to help maintain a strategic balance between fixed- and floating-rate debt and to manage overall financing costs. The company has entered into pay floating, receive fixed interest rate swaps to effectively convert the interest rate from fixed to floating on $4,150 of debt, through 2013. For additional information on interest rate swaps and their effect on debt and interest expense, see Note K.

Currencies. Aluminio uses cross-currency interest rate swaps that effectively convert its U.S. dollar denominated debt into Brazilian reais debt at local interest rates.

Hedges of these existing assets, liabilities, and firm commitments qualify as “fair value” hedges. As a result, the fair values of derivatives and changes in the fair values of the underlying hedged items are reported in the Consolidated Balance Sheet. Changes in the fair values of these derivatives and underlying hedged items generally offset and are recorded each period in sales, cost of goods sold, interest expense, or other income, consistent with the underlying hedged item. There were no transactions that ceased to qualify as a fair value hedge in 2003.

Cash Flow Hedges

Interest Rates. Alcoa also uses interest rate swaps to establish fixed interest rates on anticipated borrowings between June 2005 and June 2006. The anticipated borrowings have a high probability of occurrence because the proceeds will be used to fund debt maturities and anticipated capital expenditures. Alcoa has $1,000 of interest rate swaps outstanding that will establish fixed interest rates on anticipated borrowings of $500 of debt through 2016 and $500 of debt through 2036.

Currencies. Alcoa is subject to exposure from fluctuations in foreign currencies. Foreign currency exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. Alcoa’s foreign currency contracts were principally used to purchase Australian dollars, Brazilian reais, and Mexican pesos. The U.S. dollar notional amount of all foreign currency contracts was $203 and $798 as of December 31, 2003 and 2002, respectively.

Commodities. Alcoa anticipates the continued requirement to purchase aluminum and other commodities such as natural gas, fuel oil, and electricity for its operations. Alcoa enters into futures contracts to reduce volatility in the price of these commodities.

For these cash flow hedge transactions, the fair values of the derivatives are recorded on the Consolidated Balance Sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassi-fied to sales, cost of goods sold, or interest expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. There were no transactions that ceased to qualify as a cash flow hedge in 2003. These contracts cover periods commensurate with known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31, 2003, $33 of the $66 gain included in other comprehensive income is expected to be recognized in earnings over the next 12 months.

Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers’ commitments. Although nonperformance is possible, Alcoa does not anticipate nonperformance by any of these parties. Contracts are with credit-worthy counterparties and are further supported by cash, treasury bills, or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

For additional information on Alcoa’s hedging and derivatives activities, see Note A.

X. Environmental Matters

Alcoa participates in environmental assessments and cleanups at a number of locations. These include approximately 30 owned or operating facilities and adjoining properties, approximately 39 previously owned or operated facilities and adjoining properties, and approximately 67 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information.

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

Massena, New York. Alcoa has been conducting investigations and studies of the Grasse River, adjacent to Alcoa’s Massena, NY plant site, under order from the U.S. Environmental Protection Agency (EPA) issued under the Comprehensive Environmental Response, Compensation, and Liability Act, also known as Super-fund. Sediments and fish in the river contain varying levels of polychlorinated biphenyl (PCB).

During 2000 and 2001, Alcoa completed certain studies and investigations on the river, including pilot tests of sediment-capping techniques, and other remediation technologies. In June 2002, Alcoa submitted a final Analysis of Alternatives Report based on these evaluations and included additional remedial alternatives required by the EPA. The range of costs associated with the remedial alternatives evaluated in the 2002 report is between $2 and $525. Alcoa believes that rational, scientific analysis supports a remedy involving the containment of sediments in place via natural or man-made processes. Based on an assessment of the EPA decision-making process at the end of 2002, Alcoa concluded that the selection of the $2 alternative, based on natural recovery only, was remote. In June 2003, based on river observations during the spring of 2003, the EPA requested that Alcoa gather additional field data to assess the potential for sediment erosion from winter river ice formation and breakup. Alcoa has collected a significant portion of the additional data and is in the process of data analysis and determining how this phenomenon should be factored into the range of remedial alternatives being considered. It is anticipated that a report of findings will be issued to the EPA in the second quarter of 2004. Subsequent to this submittal, a revised Analysis of Alternatives Report will be submitted at a date to be determined.

Alcoa continues to believe that alternatives involving the largest amounts of sediment removal should not be selected for the Grasse River remedy. Therefore, Alcoa believes that the alternatives that should reasonably be considered for selection range from engineered capping and natural recovery of $30 to a combination of moderate dredging, capping, and natural recovery of $90. Accordingly, Alcoa adjusted the reserve for the Grasse River to $30 at the end of 2002, representing the low end of the range of possible alternatives, as no one of the alternatives is more likely to be selected than any other.

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

Alcoa’s remediation reserve balance at the end of 2003 and 2002 was $395 and $436 (of which $65 and $68 were classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the 2003 reserve balance, approximately 31% relates to the Massena, NY and Sherwin, TX sites. Remediation expenses charged to the reserve were $32 in 2003, $50 in 2002, and $72 in 2001. These include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2003, the reserve balance was reduced by approximately $9, primarily for adjustments based on recent assessments of remaining work required at certain sites. In 2002, the reserve balance was increased by approximately $55, primarily to cover anticipated future environmental expenditures at various sites, including Massena, and for acquisitions made.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

Supplemental Financial Information

Quarterly Data (unaudited)

(dollars in millions, except per-share amounts)

	First	Second	Third	Fourth	Year
2003
Sales	$5,140	$5,497	$5,335	$5,532	$21,504
Income from continuing operations	195	217	282	340	1,034
Income (loss) from discontinued operations (B)	3	(1)	(2)	(49)	(49)
Cumulative effect of accounting change (C)	(47)	—	—	—	(47)
Net income*	151	216	280	291	938

Earnings (loss) per share:
Basic:
Income from continuing operations	.23	.26	.33	.39	1.21
Loss from discontinued operations	—	—	—	(.06)	(.06)
Cumulative effect of accounting change	(.06)	—	—	—	(.06)
Net income	.17	.26	.33	.33	1.09
Diluted:
Income from continuing operations	.23	.26	.33	.39	1.20
Loss from discontinued operations	—	—	—	(.06)	(.06)
Cumulative effect of accounting change	(.06)	—	—	—	(.06)
Net income	.17	.26	.33	.33	1.08

The financial information for all periods presented has been reclassified to reflect assets held for sale and discontinued operations. See Note B to the Consolidated Financial Statements for further information.

*	After special charges reflecting income of $25 in the fourth quarter (Note D)

	First	Second	Third	Fourth	Year
2002
Sales	$4,908	$5,173	$5,174	$5,096	$20,351
Income (loss) from continuing operations	184	237	201	(146)	476
Loss from discontinued operations (B)	—	(5)	(8)	(77)	(90)
Cumulative effect of accounting change (E)	34	—	—	—	34
Net income (loss)*	218	232	193	(223)	420

Earnings (loss) per share:
Basic:
Income (loss) from continuing operations	.22	.28	.24	(.17)	.56
Loss from discontinued operations	—	(.01)	(.01)	(.09)	(.11)
Cumulative effect of accounting change	.04	—	—	—	.04
Net income (loss)	.26	.27	.23	(.26)	.49
Diluted:
Income (loss) from continuing operations	.22	.28	.24	(.17)	.56
Loss from discontinued operations	—	(.01)	(.01)	(.09)	(.11)
Cumulative effect of accounting change	.04	—	—	—	.04
Net income (loss)	.26	.27	.23	(.26)	.49

The financial information for all periods presented has been reclassified to reflect assets held for sale and discontinued operations. See Note B to the Consolidated Financial Statements for further information.

*	After special charges of $23 in the third quarter, and special charges of $257 and impairment of goodwill of $20 in the fourth quarter (Notes D and E)

Number of Employees (unaudited)

	2003	2002	2001
U.S.	49,300	53,500	56,500
Other Americas	35,300	38,200	38,700
Europe	27,700	28,300	27,700
Pacific	7,700	7,000	6,100

	120,000	127,000	129,000

Stock Listing

Common: New York Stock Exchange and exchanges in Australia, Belgium, Germany, Switzerland, and the United Kingdom Preferred: American Stock Exchange Ticker symbol: AA

Quarterly Common Stock Information

	2003			2002
Quarter	High	Low	Dividend	High	Low	Dividend
First	$24.75	$18.45	$.15	$39.75	$33.34	$.15
Second	27.22	18.86	.15	39.09	30.17	.15
Third	29.50	24.00	.15	33.80	18.35	.15
Fourth	38.92	26.27	.15	26.37	17.62	.15

Year	$38.92	$18.45	$.60	$39.75	$17.62	$.60

Common Share Data

	Estimated number of shareowners*	Average shares outstanding (000)
2003	278,400	853,352
2002	273,000	845,439
2001	266,800	857,990
2000	265,300	814,229
1999	185,000	733,888

*	These estimates include shareowners who own stock registered in their own names and those who own stock through banks and brokers.