Form 10-K, Exhibit 13
period 2006-12-31
ALCOA INC
filed 2007-02-15
CIK 4281

Exhibit 13

Selected Financial Data (in millions, except per-share amounts and ingot prices)

For the year ended December 31,	2006	2005	2004	2003	2002
Sales	$30,379	$25,568	$22,609	$20,282	$19,164
Income from continuing operations	2,161	1,257	1,369	1,012	478
Income (loss) from discontinued operations	87	(22)	(59)	(27)	(92)
Cumulative effect of accounting changes	—	(2)	—	(47)	34
Net income	2,248	1,233	1,310	938	420
Earnings (loss) per share:
Basic:
Income from continuing operations	2.49	1.44	1.57	1.18	.56
Income (loss) from discontinued operations	.10	(.03)	(.07)	(.03)	(.11)
Cumulative effect of accounting changes	—	—	—	(.06)	.04
Net income	2.59	1.41	1.50	1.09	.49
Diluted:
Income from continuing operations	2.47	1.43	1.56	1.18	.56
Income (loss) from discontinued operations	.10	(.03)	(.07)	(.04)	(.11)
Cumulative effect of accounting changes	—	—	—	(.06)	.04
Net income	2.57	1.40	1.49	1.08	.49
Alcoa’s average realized price per metric ton of aluminum ingot	2,665	2,044	1,867	1,543	1,455
LME average 3-month price per metric ton of aluminum ingot	2,594	1,900	1,721	1,428	1,365
Cash dividends paid per common share	.60	.60	.60	.60	.60
Total assets	37,183	33,696	32,609	31,711	29,810
Short-term borrowings	475	296	261	66	48
Commercial paper	1,472	912	630	—	663
Long-term debt, including amounts due within one year	5,288	5,334	5,399	7,213	7,762

The financial information for all prior periods presented has been reclassified to reflect assets held for sale and discontinued operations. See Note B to the Consolidated Financial Statements for further information.

In addition to the operational results presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations, other significant items that impacted results included, but were not limited to, the following:

2006:	Disposition of a non-core business, restructuring and other charges, including impairment charges associated with the formation of a joint venture and other assets to be disposed of, and lower income tax expense associated with discrete items
2005:	Acquisitions and dispositions of businesses, restructuring and other charges, the sale of investments, and a tax benefit resulting from the finalization of certain tax reviews and audits
2004:	Disposition of businesses, restructuring and other charges, changes in the provision for income taxes, the restructuring of debt and associated settlement of interest rate swaps, the effects of the Bécancour strike, the sale of a portion of Alcoa’s interest in the Juruti bauxite project, environmental charges, the termination of an alumina tolling arrangement, and discontinued operations
2003:	Acquisitions and dispositions of businesses, restructuring and other charges, insurance settlements related to environmental matters, changes in the provision for income taxes, discontinued operations, and the adoption of a new accounting standard
2002:	Restructuring and other charges, the adoption of new accounting standards, goodwill impairment, and discontinued operations

The data presented in the Selected Financial Data table should be read in conjunction with the information provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the Consolidated Financial Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(dollars in millions, except per-share amounts and ingot prices; production and shipments in thousands of metric tons [kmt])

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

Overview

Our Business

Alcoa is the world’s leading producer of primary aluminum, fabricated aluminum, and alumina, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating, and recycling. Aluminum is a commodity that is traded on the London Metal Exchange (LME) and priced daily based on market supply and demand. Aluminum and alumina represent approximately three-fourths of Alcoa’s revenues, and the price of aluminum influences the operating results of Alcoa. Nonaluminum products include precision castings, industrial fasteners, consumer products, food service and flexible packaging products, plastic closures, and electrical distribution systems for cars and trucks. Alcoa’s products are used worldwide in aircraft, automobiles, commercial transportation, packaging, consumer products, building and construction, and industrial applications.

Alcoa is a global company operating in 44 countries. North America is the largest market with 59% of Alcoa’s revenues. Europe is also a significant market with 24% of the company’s revenues. In addition, Alcoa has investments and activities in Australia, Brazil, China, Iceland, Jamaica, and Russia, which present opportunities for substantial growth. Governmental policies and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these countries.

Management Review of 2006 and Outlook for the Future

Alcoa aspires to be the best company in the world. As part of that mission, Alcoa strives to attain certain financial goals to improve both short-term and long-term profitability, while positioning the company to be successful in the future.

In 2006, Alcoa continued its focus on long-term value creation through living our values, executing our growth strategy, controlling costs and capital, and strategically managing our portfolio of businesses. These actions contributed to the following financial achievements:

•	Highest annual sales in company history of $30,379, reflecting revenue growth of $4,811, or 19%, over 2005, with most markets showing double-digit growth;
•	Income from continuing operations of $2,161, or $2.47 per diluted share, despite the continued challenge of significantly higher expenses for raw materials, energy, and other cost inflation;
•	Second highest cash from operations in company history of $2,567, including $236 of discretionary pension contributions;
•

Continued execution of our growth strategy, with significant investments in refinery expansions, smelter modernizations, new smelter construction in Iceland, and flat-rolled products expansion projects in China and Russia; and

•	Debt-to-capital ratio of 30.6%, at the lower end of our target range, the lowest in the last five years.

In 2006, the company’s results were positively impacted by the following: higher realized prices for alumina and aluminum; strong demand in downstream markets, particularly in aerospace, building and construction, commercial transportation and distribution; lower income tax expense resulting from various discrete items; a favorable legal settlement related to a former Reynolds distribution business; and higher interest and dividend income. In 2006, Alcoa’s revenues rose to the highest level in company history as the company continued to significantly expand and plan future growth. During 2006, the company was also faced with a number of challenges, including higher costs for energy and raw materials; restructuring costs associated with the re-positioning of its downstream operations and the formation of a joint venture related to its soft alloy extrusions business; higher stock-based compensation expense; and labor contract and strike-related costs.

As we look to 2007 and beyond, we will work toward the following goals:

•	Continuing to globalize our footprint by entering new markets, while continuing to grow our existing market share by delivering new products and applications;
•	Managing our debt maturity profile and strengthening our capital structure, including extending maturities, in order to maintain a balance between flexibility, cost and maximizing shareholder value;
•

Sustaining our current level of capital expenditures related to our growth projects to enable us to continue to improve our competitiveness and better serve our customers. Some of the actions being taken in order to achieve such goals are as follows: the construction of a smelter in Iceland; alumina refinery expansions in Brazil and Jamaica; the development of a bauxite mine in Juruti, Brazil; the construction of an anode facility in Norway; and expansion of our global rolled products businesses in Russia and China. These projects are outlined in more detail under the Segment Information, Liquidity and Capital Resources, and Contractual Obligations and Off-Balance Sheet Arrangements sections that follow;

•

Maximizing and capitalizing on our strong markets so that our return on capital continues to exceed the cost of capital; we anticipate our cash from operations to not only fully fund our capital expenditures, but to also generate excess cash from operations for other uses; managing our debt portfolio in order to maintain our debt-to-capital ratio within the target range of 30% to 35%; and taking the necessary actions to strengthen our volume, mix and productivity in order to offset cost inflation.

•	Managing our investment decisions and portfolio actions on the basis of profitable growth.

Results of Operations

Earnings Summary

Alcoa’s income from continuing operations for 2006 was $2,161, or $2.47 per diluted share, compared with $1,257, or $1.43 per share in 2005. The increase in income from continuing operations was primarily due to the following: higher realized prices for alumina and aluminum as LME prices increased by 37% over 2005 levels; strong demand in the downstream businesses serving the aerospace, building and construction, commercial transportation and distribution markets; the absence of a $58 charge for the closure of the Hamburger Aluminium-Werk facility in Germany in 2005; a $26 favorable legal settlement related to a former Reynolds distribution business; and higher dividend and interest income.

Partially offsetting these increases were the following items: continued cost increases for energy and raw materials; increase in stock-based compensation expense due to the adoption of a new accounting standard; labor contract and strike-related costs; restructuring charges of $379 associated with the re-positioning of downstream operations and the formation of a joint venture related to the soft alloy extrusions business and other assets to be disposed of; the absence of the $180 gain related to the 2005 sale of Alcoa’s stake in Elkem ASA (Elkem); and the absence of a $37 gain on the sale of Alcoa’s railroad assets recognized in 2005.

Net income for 2006 was $2,248, or $2.57 per diluted share, compared with $1,233, or $1.40, per share in 2005. Net income of $2,248 in 2006 included income from discontinued operations of $87, comprised of $110 for the gain on the sale of the home exteriors business, offset by $23 primarily related to net operating losses of discontinued businesses.

Alcoa’s income from continuing operations for 2005 was $1,257, or $1.43 per diluted share, compared with $1,369, or $1.56 per share in 2004. The highlights for 2005 include: higher realized prices for alumina and aluminum as LME prices increased by 10% over 2004 levels; increased sales across all segments; higher demand in upstream businesses and in downstream businesses serving the aerospace, commercial transportation, industrial products, distribution, packaging, and building and construction markets; a $180 net gain related to the sale of Alcoa’s stake in Elkem; a $120 tax benefit related to the finalization of certain tax reviews and audits during the second quarter of 2005; and a $37 gain on the sale of railroad assets.

These positive contributions were more than offset in 2005 by the following: significant cost increases for energy and raw materials; the impact of a weakened U.S. dollar against other currencies, primarily the Canadian dollar and the Euro; restructuring charges of $190 associated with the global realignment of Alcoa’s organization structure designed to streamline operations; operating losses of $69 related to the acquired facilities in Russia; a $58 charge for the closure of the Hamburger Aluminium-Werk facility in Germany; an increase in environmental reserves, principally related to the closed East St. Louis, IL facility; an increase in legal reserves, primarily due to litigation involving a closed Howmet facility; and higher costs associated with hurricanes and business interruptions.

Net income for 2005 was $1,233, or $1.40 per diluted share, compared with $1,310, or $1.49 per share, in 2004. Net income of $1,233 in 2005 included losses from discontinued operations of $22, comprised of $43 related to net losses on businesses impaired or sold, partially offset by $21 in net operating income.

Sales—Sales for 2006 were $30,379 compared with sales of $25,568 in 2005, an increase of $4,811, or 19%. Almost one-half of this increase was the result of a 31% increase in the realized price of alumina and a 30% increase in the realized price of aluminum. Volumes also increased as demand remained strong primarily in the downstream businesses serving the aerospace, building and construction, commercial transportation and distribution markets. Partially offsetting these positive contributions were unfavorable foreign currency exchange movements.

Sales for 2005 were $25,568 compared with sales of $22,609 in 2004, an increase of $2,959, or 13%. The 9% increase in the realized price of aluminum and the 14% increase in the realized price of alumina contributed to the increase in sales over the prior year, as approximately one-half of the increase in sales was due to higher realized prices. Demand increased in upstream businesses and in downstream businesses serving the aerospace, commercial transportation, industrial products, distribution, packaging, and building and construction markets. The acquisition of two Russian fabricating facilities provided $449 in additional revenue in 2005. In addition, higher sales related to metal purchased and subsequently resold and favorable foreign currency exchange movements positively impacted 2005. These positive contributions more than offset the sales decreases from the divestitures in 2004 of Alcoa’s specialty chemicals business, the Russellville, AR and St. Louis, MO foil facilities, and the European and Brazilian extrusion facilities.

Cost of Goods Sold—COGS as a percentage of sales was 76.8% in 2006 compared with 81.0% in 2005. Higher realized prices for alumina and aluminum and strong volumes more than offset global cost inflation, primarily related to energy, raw materials, labor and transportation, and increases in last-in, first-out (LIFO) inventory reserves. A $36 favorable legal settlement related to a former Reynolds distribution business also contributed to the percentage improvement.

COGS as a percentage of sales was 81.0% in 2005 compared with 79.3% in 2004. Increased realized prices for alumina and aluminum and higher volumes were more than offset by increased costs for raw materials and energy, Russian operating costs, unfavorable foreign currency exchange movements, costs associated with hurricanes and business interruptions, and an increase in environmental and legal reserves.

Selling, General Administrative, and Other Expenses—SG&A expenses were $1,402, or 4.6% of sales, in 2006 compared with $1,295, or 5.1% of sales, in 2005. Expenses increased by $107 primarily due to increases in stock-based compensation resulting from the adoption of a new accounting standard, deferred compensation, labor contract and strike-related costs, and marketing costs associated with consumer products.

SG&A expenses were $1,295, or 5.1% of sales, in 2005 compared with $1,194, or 5.3% of sales, in 2004. Expenses increased by $101 primarily due to the acquisition of two Russian facilities.

Research and Development Expenses—R&D expenses were $213 in 2006 compared with $192 in 2005 and $178 in 2004. The increases in 2006 and 2005 were primarily due to additional spending related to inert anode technology within the Primary Metals segment and small increases across various other projects.

Provision for Depreciation, Depletion, and Amortization—The provision for depreciation, depletion, and amortization was $1,280 in 2006 compared with $1,256 in 2005. The increase of $24, or 2%, was primarily due to the start-up of operations related to the Alumar, Brazil smelter expansion and the Pinjarra, Australia refinery expansion.

The provision for depreciation, depletion, and amortization was $1,256 in 2005 compared with $1,177 in 2004. The increase of $79, or 7%, was primarily caused by a higher asset base due to the acquisition of two Russian fabricating facilities and unfavorable foreign currency exchange movements.

Restructuring and Other Charges—Restructuring and other charges for each of the three years in the period ended December 31, 2006, were comprised of the following:

	2006	2005	2004
Asset impairments	$442	$86	$6
Layoff costs	107	238	40
Other exit costs	37	16	—
Gain on sale of specialty chemicals business	—	—	(53)
Reversals of previously recorded layoff and other exit costs*	(43)	(48)	(15)
Restructuring and other charges	$543	$292	$(22)
*	Reversals of previously recorded layoff and other exit costs resulted from changes in facts and circumstances that led to changes in estimated costs.

Employee termination and severance costs were recorded based on approved detailed action plans submitted by the operating locations that specified positions to be eliminated, benefits to be paid under existing severance plans, union contracts or statutory requirements, and the expected timetable for completion of the plans.

2006 Restructuring Program—In November 2006, Alcoa executed a plan to re-position several of its downstream operations in order to further improve returns and profitability, and to enhance productivity and efficiencies through a targeted restructuring of operations, and the creation of a soft alloy extrusion joint venture. The restructuring program encompassed identifying assets to be disposed of, plant closings and consolidations, and will lead to the elimination of approximately 6,700 positions across the company’s global businesses during the next year. Restructuring charges of $543 ($379 after-tax and minority interests) were recorded in 2006 and were comprised of the following components: $107 of charges for employee termination and severance costs spread globally across the company; $442 related to asset impairments for structures, machinery, equipment, and goodwill, more than half of which relates to the soft alloy extrusions business; and $37 for other exit costs, consisting primarily of accelerated depreciation associated with assets for which the useful life has been changed due to plans to close certain facilities in the near term and environmental clean-up costs. Partially offsetting these charges was $43 of income related to the reversal of previously recorded layoff and other exit costs resulting from new facts and circumstances that arose subsequent to the original estimates. Alcoa estimates that it will record additional charges of approximately $40 related to this restructuring program in 2007, consisting primarily of accelerated depreciation. As a result of the implementation of this restructuring plan, Alcoa expects to eliminate approximately $130 (pretax) on an annual basis from its cost base once the program has been completed.

The significant components of the 2006 restructuring program were as follows:

– The hard and soft alloy extrusions businesses, included within the Extruded and End Products segment, were restructured through the following actions:

•

Alcoa signed a letter of intent with Orkla ASA’s SAPA Group (Sapa) to create a joint venture that would combine its soft alloy extrusion business with Sapa’s Profiles extruded aluminum business. The new venture will be majority-owned by Orkla and operated by Sapa. It is anticipated that the joint venture will be formed early in

2007, subject to customary government approvals. Alcoa recorded an impairment charge of $301 (associated with the expected contribution of assets to the soft alloy joint venture and other assets to be disposed of) to reduce the carrying value of the soft alloy extrusions business’ assets to their estimated fair value.

•

Consolidation of selected operations within the global hard alloy extrusion production operations serving the aerospace, automotive and industrial products markets, resulting in charges of $7 for severance costs associated with the elimination of approximately 325 positions, primarily in the U.S. and Europe.

– Operations within the Flat-Rolled Products segment were affected by the following actions:

•

Restructuring of the can sheet operations resulting in the elimination of approximately 320 positions, including the closure of the Swansea facility in the United Kingdom in the first quarter of 2007, resulting in charges of $33, comprised of $16 for severance costs and $17 for other exit costs, including accelerated depreciation (approximately $20 primarily for accelerated depreciation will be recognized in 2007).

•

Conversion of the temporarily-idled San Antonio, Texas rolling mill into a temporary research and development facility serving Alcoa’s global flat-rolled products business, resulting in a $53 asset impairment charge as these assets have no alternative future uses.

•	Charges for asset impairments of $47 related to a global flat-rolled product asset portfolio review and rationalization.

– Restructuring and consolidation of the Engineered Solutions segment’s automotive and light vehicle wire harness and component operations, including the closure of the manufacturing operations of the AFL Seixal plant in Portugal and restructuring of the AFL light vehicle and component operations in the U.S. and Mexico, resulting in charges of $38, primarily related to severance charges for the elimination of approximately 4,800 positions (approximately $9 primarily for accelerated depreciation will be recognized in 2007).

– Reduction within the Primary Metals and Alumina segments’ operations by approximately 330 positions to further strengthen the company’s position on the global cost curve. This action resulted in charges of $44, consisting of $24 for asset impairments, $14 for severance costs and $6 for other exit costs.

– Consolidation of selected operations within the Packaging and Consumer segment, resulting in the elimination of approximately 440 positions and charges of $19, consisting of $10 related to severance costs and $9 for other exit costs, consisting primarily of accelerated depreciation (approximately $11 primarily for accelerated depreciation will be recognized in 2007).

– Restructuring at various other locations accounted for the remaining charges of $35, more than half of which are for severance costs related to approximately 400 layoffs and the remainder for asset impairments and other exit costs.

These terminations are expected to be completed in the next twelve months. As of December 31, 2006, 200 of the approximately 6,700 employees had been terminated. Approximately $2 of cash payments were made against the 2006 program reserves in 2006.

2005 Restructuring Program—As a result of the global realignment of Alcoa’s organization structure, designed to optimize operations in order to better serve customers, a restructuring plan was developed to identify opportunities to streamline operations on a global basis. The restructuring program consisted of the elimination of jobs across all segments of the company, various plant closings and consolidations, and asset disposals. Restructuring charges of $292 ($190 after-tax and minority interests) were recorded in 2005 and were comprised of the following components: $238 of charges for employee termination and severance costs associated with approximately 8,450 salaried and hourly employees, spread globally across the company; $86 related to asset impairments for structures, machinery, and equipment; and $16 for exit costs, consisting primarily of accelerated depreciation associated with assets for which the useful life has been changed due to plans to close certain facilities in the near term. Reversals of previously recorded layoff and other costs were primarily due to Alcoa’s decision to sell certain locations that it previously planned to shut down in 2005. Alcoa expects to eliminate approximately $180 (pre-tax) on an annual basis from its cost base once the program has been completed.

The significant components of the 2005 restructuring program were as follows:

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

– The global extruded and end products businesses were restructured to optimize operations and increase productivity and included the following actions:

•	Headcount reductions across various businesses resulted in a charge of $50 for the termination of 1,050 employees in the U.S., Europe, and Latin America.
•	Charges of $15 were recorded for asset disposals at various U.S. and European extrusion plants related to certain assets which the businesses have ceased to operate.

– The restructuring associated with the packaging and consumer businesses consisted of plant consolidations and closures designed to strengthen the operations, resulting in charges of $39, comprised of $23 for the termination of 1,620 employees primarily in the U.S., $8 for asset disposals, and $8 for other exit costs. Other exit costs primarily consisted of accelerated depreciation.

As of December 31, 2006, 5,380 of the approximately 8,450 employees had been terminated. In addition, it has been determined that approximately 1,500 of the approximately 8,450 employees will not be terminated due to natural attrition and other changes in facts and circumstances. Approximately $45 and $69 of cash payments were made against the 2005 program reserves in 2006 and 2005, respectively.

2004 Restructuring Program—During 2004, Alcoa recorded income of $22 ($41 after-tax and minority interests) for restructuring and other items. The income recognized was comprised of the following components: a gain of $53 ($61 after-tax and minority interests) on the sale of Alcoa’s specialty chemicals business and $15 resulting from adjustments to prior year reserves; offset by charges of $40 related to additional layoff reserves associated with approximately 4,100 hourly and salaried employees (located primarily in Mexico and the U.S.), as the company continued to focus on reducing costs; and $6 of asset impairments. The 2004 restructuring program is essentially complete.

Alcoa does not include restructuring and other charges in the segment results. The pretax impact of allocating restructuring and other charges to the segment results would have been as follows:

	2006	2005	2004
Alumina	$4	$6	$(48)
Primary Metals	26	36	(1)
Flat-Rolled Products	134	15	1
Extruded and End Products	318	70	9
Engineered Solutions	37	109	8
Packaging and Consumer	15	39	10
Segment total	534	275	(21)
Corporate	9	17	(1)
Total restructuring and other charges	$543	$292	$(22)

Interest Expense—Interest expense was $384 in 2006 compared with $339 in 2005, resulting in an increase of $45, or 13%. Interest expense was $339 in 2005 compared with $271 in 2004, resulting in an increase of $68, or 25%. The increase for both periods was principally caused by higher average effective interest rates and increased borrowings, somewhat offset by an increase in interest capitalized.

Other Income, net—Other income, net, was $193 in 2006 compared with $480 in 2005. The decrease of $287, or 60%, was primarily due to the absence of the $345 gain on the sale of Alcoa’s stake in Elkem and the absence of the $67 gain on the sale of railroad assets, both of which occurred in 2005, partially offset by the absence of a $90 charge recognized in 2005 for impairment, layoff, and other costs related to the closure of the Hamburger Aluminium-Werk facility in Germany, an increase in dividend income of $26 related to Alcoa’s stake in the Aluminum Corporation of China Limited (Chalco), and higher interest income primarily due to $15 of interest earned related to a Brazilian court settlement.

Other income, net, was $480 in 2005 compared with $270 in 2004. The increase of $210, or 78%, was primarily due to the gain of $345 on the sale of Alcoa’s stake in Elkem and the $67 gain on the sale of railroad assets, partially offset by the $90 charge for impairment, layoff, and other costs related to the closure of the Hamburger Aluminium-Werk facility in Germany and the absence of the $58 gain on the early retirement of debt that occurred in 2004.

Income Taxes—Alcoa’s effective tax rate was 24.3% in 2006 compared with the statutory rate of 35% and Alcoa’s effective tax rates of 23.0% in 2005 and 25.0% in 2004. The effective tax rate in 2006 reflects the following significant discrete tax items:

•	A $60 benefit from the finalization of certain tax reviews and audits.
•	A $23 benefit attributable to the reversal of valuation allowances related to international net operating losses.

Management anticipates that the tax rate in 2007 will be similar to the tax rates for 2006 and 2005 excluding the impact of discrete tax items.

Minority Interests—Minority interests’ share of income from operations was $436 in 2006 compared with $259 in 2005. The $177 increase was primarily due to higher earnings at Alcoa World Alumina and Chemicals (AWAC), attributed primarily to higher realized prices and increased volumes.

Minority interests’ share of income from operations was $259 in 2005 compared with $245 in 2004. The $14 increase was primarily due to higher earnings at AWAC, attributed primarily to higher realized prices.

Income (Loss) From Discontinued Operations—Income from discontinued operations was $87 in 2006 compared with losses of $22 in 2005 and $59 in 2004. The income of $87 in 2006 was comprised of a $110 after-tax gain related to the sale of the home exteriors business, offset by $20 of net operating losses and a loss of $3 related to the 2005 sale of the imaging and graphics communications business. The loss of $22 in 2005 was comprised of $43 of net losses associated with businesses impaired or sold in 2005, including a $28 loss for asset impairments associated with the closure of Hawesville, KY automotive casting facility, partially offset by $21 in net operating income. The loss of $59 in 2004 was comprised of $89 in impairment charges to reflect the estimated fair values of the protective packaging business, the telecommunications business, and a small casting business, somewhat offset by $25 in net operating income and a net gain of $5 on divested businesses. See Note B to the Consolidated Financial Statements for additional information.

In the third quarter of 2006, Alcoa reclassified its home exteriors business to discontinued operations upon the signing of a definitive sale agreement with Ply Gem Industries, Inc. In the first quarter of 2006, Alcoa reclassified the Hawesville, KY automotive casting facility to discontinued operations upon closure of the facility. The results of the Extruded and End Products segment and the Engineered Solutions segment have been reclassified to reflect the movement of the home exteriors business and the automotive casting facility, respectively, into discontinued operations. In October 2006, Alcoa completed the sale of the home exteriors business to Ply Gem Industries, Inc. for $305 in cash and recognized an after-tax gain of $110.

In the third quarter of 2005, Alcoa reclassified the imaging and graphics communications business of Southern Graphic Systems, Inc. (SGS) to discontinued operations based on the decision to sell the business. The results of the Packaging and Consumer segment were reclassified to reflect the movement of this business into discontinued operations. In December 2005, Alcoa completed the sale of SGS to Citigroup Venture Capital Equity Partners, LP for $408 in cash and recognized an after-tax gain of $9.

In 2004, Alcoa also identified businesses to be divested so as to better focus on its core capabilities. The divestitures of the telecommunications business and the protective packaging business were completed in 2005. See Note F to the Consolidated Financial Statements for additional information.

Cumulative Effect of Accounting Change—Effective December 31, 2005, Alcoa adopted Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47) and recorded a cumulative effect adjustment of $2, consisting primarily of costs for regulated waste materials related to the demolition of certain power facilities. See Note C to the Consolidated Financial Statements for additional information.

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

ATOI for all segments totaled $3,551 in 2006, $2,139 in 2005, and $2,105 in 2004. See Note Q to the Consolidated Financial Statements for additional information. The following discussion provides shipments, sales, and ATOI data of each segment, and production data for the Alumina and Primary Metals segments for each of the three years in the period ended December 31, 2006. The financial information and data on shipments for all prior periods have been reclassified for discontinued operations.

In January 2005, Alcoa realigned its organization structure, creating global groups to better serve customers and increase the ability to capture efficiencies. As a result, certain reportable segments were reorganized to reflect the new organization. The businesses within the former Engineered Products segment and the Other “group” were realigned to form the Extruded and End Products segment and the Engineered Solutions segment. Amounts for 2004 were reclassified to reflect these changes. Additionally, the Alumina and Chemicals segment was renamed the Alumina segment, to reflect the sale of the specialty chemicals business.

Alumina

	2006	2005	2004
Alumina production (kmt)	15,128	14,598	14,343
Third-party alumina shipments (kmt)	8,420	7,857	8,062

Third-party sales	$2,785	$2,130	$1,975
Intersegment sales	2,144	1,707	1,418
Total sales	$4,929	$3,837	$3,393
ATOI	$1,050	$682	$632

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

In 2006, alumina production increased by 530 kmt. Eight of Alcoa’s nine refineries achieved production records in 2006 with the largest percentage increases coming from the Paranam refinery in Suriname (11% increase in production) and the efficiency upgrade expansion at the Pinjarra refinery in Australia (8% increase in production). In 2005, alumina production increased by 255 kmt, resulting primarily from increased production in the Pocos de Caldas refinery in Brazil (13% increase in production), the Kwinana, Australia refinery (10% increase in production) and the capacity expansion in Jamaica (5% increase in production).

Third-party sales for the Alumina segment increased 31% in 2006 compared with 2005, largely due to a 31% increase in realized price driven by higher LME prices and a 7% increase in third-party volumes. In 2005, third-party sales rose 8%, primarily due to a 14% increase in realized price influenced by higher LME prices, which was somewhat offset by lower third-party volumes.

ATOI for this segment rose 54% in 2006 compared with 2005, primarily due to higher realized prices and increased total volumes. These positive contributions were somewhat offset by higher raw materials, energy, and maintenance costs. ATOI for this segment rose 8% in 2005 compared with 2004, primarily due to higher realized prices and increased total volumes. These positive contributions were somewhat offset by higher raw materials, energy, and maintenance costs; unfavorable foreign currency exchange movements; the absence of a $37 gain on the sale of a portion of Alcoa’s interest in a Brazil bauxite project that occurred in 2004; and the absence of a $15 gain on the termination of an alumina tolling arrangement that occurred in 2004.

In 2007, Alcoa will focus on the expansions of the Sao Luis refinery in Brazil (total additional alumina production of 2,100 kmt; Alcoa’s share is 1,134 kmt) targeted for 2008 and beyond, the Juruti bauxite mine in Brazil (addition of 2,600 kmt of bauxite) targeted for 2008, and ramp up of the Early Works Program in the Clarendon refinery in Jamaica (addition of 146 kmt Alcoa’s share) targeted for 2007. Higher LME-linked bauxite costs as well as an increase in ocean freight rates to transport bauxite are anticipated in 2007. Energy costs are also expected to increase in 2007.

Primary Metals

	2006	2005	2004
Aluminum production (kmt)	3,552	3,554	3,376
Third-party aluminum shipments (kmt)	2,087	2,154	1,882
Alcoa’s average realized price per metric ton of aluminum	$2,665	$2,044	$1,867

Third-party sales	$6,171	$4,698	$3,806
Intersegment sales	6,208	4,808	4,335
Total sales	$12,379	$9,506	$8,141
ATOI	$1,760	$822	$808

This segment consists of Alcoa’s worldwide smelter system. Primary Metals receives alumina, primarily from the Alumina segment, and produces primary aluminum to be used by Alcoa’s fabricating businesses, as well as sold to external customers, aluminum traders, and commodity markets. Results from the sale of aluminum powder, scrap, and excess power are also included in this segment, as well as the results of aluminum derivative contracts. Aluminum produced by Alcoa and used internally is transferred to other segments at prevailing market prices. The sale of primary aluminum represents approximately 90% of this segment’s third-party sales.

In 2006, aluminum production decreased by 2 kmt due to the decline in production associated with the temporary curtailment of the Eastalco, MD smelter, partially offset by the first quarter 2006 completion of the Alumar, Brazil smelter expansion and the second quarter 2006 acquisition of the minority interests in the Intalco, WA smelter. In 2005, aluminum production increased by 178 kmt, principally due to the restart of capacity at the Massena, NY and Bécancour, Canada smelters, as well as the partial restart of the Wenatchee, WA smelter.

Third-party sales for the Primary Metals segment increased 31% in 2006 compared with 2005, primarily due to an increase in realized prices of 30%. Third-party sales for the Primary Metals segment increased 23% in 2005 compared with 2004, primarily due to an increase in realized prices of 9% and increased third-party shipments. Intersegment sales increased 29% in 2006 and 11% in 2005 compared with previous periods due to higher realized prices and higher internal demand.

ATOI for this segment increased 114% in 2006 compared with 2005 as higher realized prices were partially offset by higher income taxes related to effective tax rate changes in Canada, Brazil and Europe; increased raw materials and energy costs; unfavorable foreign currency exchange movements; and the Fjardaal, Iceland smelter start-up costs. ATOI for this segment increased 2% in 2005 compared with 2004 as higher realized prices and increased volumes were mostly offset by increased raw materials and energy costs, unfavorable foreign currency exchange movements, and outages and restart costs.

Alcoa currently has 545,000 metric tons per year (mtpy) of idle capacity on a base capacity of 4,209,000 mtpy. Base capacity increased by 62,000 mtpy in the first quarter of 2006 due to the completion of the Alumar, Brazil smelter expansion and by 185,000 mtpy in the second quarter of 2006 with the acquisition of the minority interests in its Intalco, WA and Eastalco, MD smelters. Idle capacity includes the temporary curtailment of the Eastalco smelter in December 2005.

The Iceland smelter, which will add 344,000 mtpy of capacity, is expected to be completed in 2007 and yield approximately 100 kmt for the year. In 2006, the company continued construction on a new anode plant in Norway expected to be completed in 2007 and continued the modernization of two Spanish smelters and the Poços de Caldas smelter in Brazil.

The increase in ownership of the Intalco smelter and the subsequent restart of a second potline will add an additional 95 kmt of production in 2007 compared to 2006. The full year impact of the Alumar smelter expansion will increase production an additional 5 kmt in 2007 compared to 2006.

Flat-Rolled Products

	2006	2005	2004
Third-party aluminum shipments (kmt)	2,273	2,156	2,046

Third-party sales	$8,297	$6,836	$5,962
Intersegment sales	246	128	89
Total sales	$8,543	$6,964	$6,051
ATOI	$255	$288	$246

This segment’s principal business is the production and sale of aluminum plate, sheet, and foil. This segment includes rigid container sheet (RCS), which is sold directly to customers in the packaging and consumer market and is used to produce aluminum beverage cans. Seasonal increases in RCS sales are generally experienced in the second and third quarters of the year. This segment also includes sheet and plate used in the transportation, building and construction, and distribution markets (mainly used in the production of machinery and equipment and consumer durables), of which approximately two-thirds is sold directly to customers, while the remainder is sold through distributors. Approximately two-thirds of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining one-third of third-party sales consists of RCS. While the customer base for flat-rolled products is large, a significant amount of sales of RCS, sheet, and plate is to a relatively small number of customers.

Third-party sales for the Flat-Rolled Products segment increased 21% in 2006 compared with 2005. The increase was primarily due to passing through material price increases, more favorable product mix associated with aerospace, and higher volumes in the aerospace, commercial transportation, packaging, and distribution markets. Third-

party sales for the Flat-Rolled Products segment increased 15% in 2005 compared with 2004. The increase was primarily due to higher prices, higher volumes resulting from the acquisition of two Russian facilities, favorable mix for sheet and plate in the aerospace market, and increased volumes for RCS, as well as favorable foreign currency exchange movements.

ATOI for this segment decreased 11% in 2006 compared with 2005, primarily due to higher direct material, energy and other cost inflation, which more than offset favorable product mix and higher volumes in the markets noted previously. Recent acquisitions in China also contributed to the decline in results in 2006. ATOI for this segment increased 17% in 2005 compared with 2004, principally due to higher volumes, favorable mix for sheet and plate, higher prices, and increased productivity. These positive contributions were somewhat offset by increased raw material, energy, and transportation costs, as well as operating losses of $52 at the Russian facilities.

In 2007, aerospace demand is expected to remain strong and productivity is anticipated to offset cost inflation.

Extruded and End Products

	2006	2005	2004
Third-party aluminum shipments (kmt)	877	853	843

Third-party sales	$4,419	$3,729	$3,387
Intersegment sales	99	64	54
Total sales	$4,518	$3,793	$3,441
ATOI	$60	$39	$62

This segment consists of extruded products, some of which are further fabricated into a variety of end products, and includes hard- and soft-alloy extrusions and architectural extrusions. These products primarily serve the building and construction, distribution, aerospace, automotive, and commercial transportation markets. These products are sold directly to customers and through distributors.

Third-party sales for the Extruded and End Products segment increased 19% in 2006 compared with 2005, principally due to higher prices, stronger volumes and improved mix in the industrial, distribution, and building and construction markets. Third-party sales increased 10% in 2005 compared with 2004, principally due to higher prices, an increase in volumes from the Russian facilities and the strength of the businesses serving the commercial building and construction market, somewhat offset by lower volumes and prices in Europe.

ATOI for this segment increased 54% in 2006 compared with 2005, primarily as a result of volume gains, improved pricing and mix in the aerospace and building and construction markets, somewhat offset by unfavorable conversion costs and decreased productivity in the soft alloy business. ATOI for this segment decreased 37% in 2005 compared with 2004, as higher prices and increased volumes in the businesses serving the commercial building and construction market were more than offset by higher raw materials and energy costs and lower volumes in Europe. In addition, this segment was negatively impacted by operating losses of $7 associated with integration costs for Russian extruded products.

The soft alloy extrusion joint venture with Sapa is expected to close early in 2007.

Engineered Solutions

	2006	2005	2004
Third-party aluminum shipments (kmt)	139	145	126

Third-party sales	$5,456	$5,032	$4,563
ATOI	$331	$203	$216

This segment includes titanium, aluminum, and super-alloy investment castings; forgings and fasteners; electrical distribution systems; aluminum wheels; and integrated aluminum structural systems used in the aerospace, automotive, commercial transportation, and power generation markets. These products are sold directly to customers and through distributors.

Third-party sales for the Engineered Solutions segment increased 8% in 2006 compared with 2005. The increase was primarily due to continued strong demand in the commercial transportation and aerospace markets, market share gains in fasteners, wheels and heavy truck, as well as capturing raw material increases in prices. These positive contributions were somewhat offset by volume declines in the automotive market. Third-party sales increased 10% in 2005 compared with 2004, primarily due to increased volumes in the businesses serving the commercial transportation, aerospace, and industrial gas turbine markets. These positive contributions were somewhat offset by pricing pressures.

ATOI for this segment increased 63% in 2006 compared with 2005, due to increased volumes, favorable pricing and mix in the businesses serving the aerospace and commercial vehicle markets and strong productivity improvements across all of the businesses. ATOI decreased 6% in 2005 compared with 2004, primarily due to increased volumes and favorable mix of products in the aerospace market that were more than offset by increased raw materials costs, Russian losses of $3 and other items.

In 2007, the aerospace market is expected to remain strong. The North American commercial transportation market is anticipated to decline substantially driven by new engine emission regulations, and the outlook for the North American automotive market remains weak due to continued production cuts. Market share gains are expected to mitigate the market decline impacts.

Packaging and Consumer

	2006	2005	2004
Third-party aluminum shipments (kmt)	169	151	164

Third-party sales	$3,235	$3,139	$2,923
ATOI	$95	$105	$141

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

Third-party sales for the Packaging and Consumer segment increased 3% in 2006 compared with 2005, principally due to higher volumes in the consumer products and closures businesses, somewhat offset by a decrease in volume in the foodservice packaging business. Third-party sales increased 7% in 2005 compared with 2004, principally due to higher prices, as Alcoa was able to pass through a significant amount of the increased resin cost. Increased volumes in the closures and consumer products businesses also positively impacted 2005 and were somewhat offset by a decrease in volumes in the plastic sheet and film business.

ATOI for this segment decreased 10% in 2006 compared with 2005 as increases in volumes and productivity gains were more than offset by higher raw materials costs, unfavorable mix and reduced pricing in the foodservice packaging business. ATOI for this segment decreased 26% in 2005 compared with 2004, as the increases in prices and volumes were more than offset by higher raw materials costs and unfavorable mix in the consumer products and flexible packaging businesses.

Reconciliation of ATOI to Consolidated Net Income—The following table reconciles segment ATOI to consolidated net income:

	2006	2005	2004
ATOI	$3,551	$2,139	$2,105
Unallocated amounts (net of tax):
Impact of LIFO	(170)	(99)	(73)
Interest income	58	42	26
Interest expense	(250)	(220)	(176)
Minority interests	(436)	(259)	(245)
Corporate expense	(317)	(312)	(283)
Restructuring and other charges	(379)	(197)	23
Discontinued operations	87	(22)	(59)
Accounting change	—	(2)	—
Other	104	163	(8)
Consolidated net income	$2,248	$1,233	$1,310

Items required to reconcile segment ATOI to consolidated net income include:

•	The impact of LIFO inventory accounting;
•	The after-tax impact of interest income and expense;
•	Minority interests;
•

Corporate expense comprised of general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets;

•	Restructuring and other charges (excluding minority interests);
•	Discontinued operations;
•	Accounting changes for conditional asset retirement obligations in 2005; and
•

Other, which includes intersegment profit and other metal adjustments, differences between estimated tax rates used in the segments and the corporate effective tax rate, and other nonoperating items such as foreign currency translation gains/losses.

The significant changes in the reconciling items between ATOI and consolidated net income for 2006 compared with 2005 consisted of:

•	A $71 increase related to the impacts of LIFO, primarily due to cost inflation factors that increased the LIFO inventory reserves;
•	A $177 increase in minority interests primarily due to higher earnings at AWAC, attributed to higher realized prices and increased volumes;
•

An increase in restructuring and other charges due to the company’s 2006 global restructuring program, including an after-tax impairment charge of $211 associated with the expected contribution of assets to the previously mentioned soft alloy joint venture and other assets to be disposed of;

•	A change of $109 in discontinued operations, primarily due to the $110 gain recognized on the sale of the home exteriors business; and
•

A decrease in Other of $59, primarily due to the absence of a $180 gain on the 2005 sale of Alcoa’s stake in Elkem, partially offset by the absence of a $58 charge related to the 2005 closure of the Hamburger Aluminium- Werk facility in Germany; a $26 favorable legal settlement related to a former Reynolds distribution business; a $17 increase in dividend income related to Alcoa’s stake in Chalco; and $11 of interest earned related to a Brazilian court settlement.

The significant changes in the reconciling items between ATOI and consolidated net income for 2005 compared with 2004 consisted of:

•	An increase in interest expense, primarily due to higher average effective interest rates and increased borrowings, somewhat offset by an increase in interest capitalized;
•	A $220 increase in restructuring and other charges due to the company’s 2005 global restructuring plan;
•	A change in discontinued operations due to significant impairment losses recognized in 2004 on the protective packaging and telecommunications businesses; and
•

An increase in Other, primarily due to the $180 net gain on the sale of Alcoa’s stake in Elkem and a $120 tax benefit related to the finalization of certain tax reviews and audits during the second quarter of 2005, slightly offset by the $58 charge related to the closure of the Hamburger Aluminium-Werk facility in Germany.

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

Commodity Price Risks—Alcoa is a leading global producer of primary aluminum and aluminum fabricated products. As a condition of sale, customers often require Alcoa to enter into long-term, fixed-price commitments. These commitments expose Alcoa to the risk of higher aluminum prices between the time the order is committed and the time that the order is shipped. Alcoa also sells aluminum products to third parties at then-current market prices and is exposed to the risk of lower market prices at the time of shipment. Alcoa uses futures and options contracts, totaling approximately 595 kmt at December 31, 2006, to reduce the aluminum price risk associated with a portion of these fixed-price firm commitments. The effects of this hedging activity will be recognized in earnings over the designated hedge periods, generally within three years.

Alcoa has also entered into futures and options contracts, totaling approximately 767 kmt at December 31, 2006, to hedge a portion of future production. The effect of this hedging activity will be recognized in earnings over the designated hedge periods in 2007 to 2011.

Alcoa has also entered into futures contracts to minimize its price risk related to other customer sales and pricing arrangements. Alcoa has not qualified these contracts for hedge accounting treatment, and therefore, the fair value gains and losses on these contracts are recorded in earnings. These contracts totaled 206 kmt at December 31, 2006. In addition, Alcoa has power supply and other contracts that contain pricing provisions related to the LME aluminum price. The LME-linked pricing features are considered embedded derivatives. A majority of these embedded derivatives have been designated as hedges of future sales of aluminum. Gains and losses on the remainder of these embedded derivatives are recognized in earnings.

The net mark-to-market earnings impact from aluminum derivative and hedging activities was a gain of $9 in 2006.

Alcoa purchases natural gas, fuel oil, and electricity to meet its production requirements and believes it is highly likely that such purchases will continue in the future. These purchases expose the company to the risk of higher prices. To hedge a portion of these risks, Alcoa uses futures and forward contracts. The effects of this hedging activity will be recognized in earnings over the designated hedge periods, generally within five years.

Financial Risk

Interest Rates—Alcoa uses interest rate swaps to help maintain a strategic balance between fixed- and floating-rate debt and to manage overall financing costs. For a portion of its fixed-rate debt, the company has entered into pay floating, receive fixed interest rate swaps to effectively change the fixed interest rates to floating interest rates.

Currencies—Alcoa is subject to exposure from fluctuations in foreign currency exchange rates. Foreign currency exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts cover periods consistent with known or expected exposures, generally not exceeding three years.

Fair Values and Sensitivity Analysis—The following table shows the fair values of outstanding derivative contracts at December 31, 2006 and the effect on fair values of a hypothetical change (increase or decrease of 10%) in the market prices or rates that existed at December 31, 2006:

	Fair value gain/(loss)	Index change of + / - 10%
Aluminum	$(453)	$146
Interest rates	(111)	57
Other commodities, principally energy related	(134)	62
Currencies	91	4

Aluminum consists of hedge contracts with gains of $105. This is mostly offset by losses on embedded derivatives in power contracts in Iceland and Brazil and our share of losses on hedge contracts of Norwegian smelters that are accounted for under the equity method.

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

See Notes A, K, and X to the Consolidated Financial Statements for additional information on derivative instruments.

Environmental Matters

Alcoa continues to participate in environmental assessments and cleanups at a number of locations. These include approximately 34 owned or operating facilities and adjoining properties, approximately 35 previously owned or operating facilities and adjoining properties and approximately 65 waste sites, including Superfund sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A to the Consolidated Financial Statements for additional information.

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

Massena, NY—Alcoa has been conducting investigations and studies of the Grasse River, adjacent to Alcoa’s Massena, NY plant site, under order from the U.S. Environmental Protection Agency (EPA) issued under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund. Sediments and fish in the river contain varying levels of polychlorinated biphenyls (PCBs).

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

In June of 2003, based on river observations during the spring of 2003, the EPA requested that Alcoa gather additional field data to assess the potential for sediment erosion from winter river ice formation and breakup. The results of these additional studies, submitted in a report to the EPA in April of 2004, suggest that this phenomenon has the potential to occur approximately every 10 years and may impact sediments in certain portions of the river under all remedial scenarios. The EPA informed Alcoa that a final remedial decision for the river could not be made without substantially more information, including river pilot studies on the effects of ice formation and breakup on each of the remedial techniques. Alcoa submitted to the EPA and the EPA approved a Remedial Options Pilot Study (ROPS) to gather this information. The scope of this study includes sediment removal and capping, the installation of an ice control structure, and significant monitoring.

In May of 2004, Alcoa agreed to perform the study at an estimated cost of $35. Most of the construction work was completed in 2005 with monitoring work proposed through 2008. The findings will be incorporated into a revised Analysis of Alternatives Report, which is expected to be submitted in 2008. This information will be used by the EPA to propose a remedy for the entire river. Alcoa adjusted the reserves in the second quarter of 2004 to include the $35 for the ROPS. This was in addition to the $30 previously reserved.

The reserves for the Grasse River were re-evaluated in the fourth quarter of 2006 and an adjustment of $4 was made. This adjustment is to cover commitments made to the EPA for additional investigation work, for the on-going monitoring program including that associated with the ROPS program, to prepare a revised Analysis of Alternatives Report, and for an interim measure that involves, annually, the mechanical ice breaking of the river to prevent the formation of ice jams until a permanent remedy is selected. This reserve adjustment is intended to cover these commitments through 2008 when the revised Analysis of Alternatives report will be submitted.

With the exception of the natural recovery remedy, none of the existing alternatives in the 2002 Analysis of Alternatives Report are more probable than the others and the results of the ROPS are necessary to revise the scope and estimated cost of many of the current alternatives.

The EPA’s ultimate selection of a remedy could result in additional liability. Alcoa may be required to record a subsequent reserve adjustment at the time the EPA’s Record of Decision is issued, which is expected in 2008 or later.

Sherwin, TX—In connection with the sale of the Sherwin alumina refinery in Texas, which was required to be divested as part of the Reynolds merger in 2000, Alcoa has agreed to retain responsibility for the remediation of the then existing environmental conditions, as well as a pro rata share of the final closure of the active waste disposal areas, which remain in use. Alcoa’s share of the closure costs is proportional to the total period of operation of the active waste disposal areas. Alcoa estimated its liability for the active disposal areas by making certain assumptions about the period of operation, the amount of material placed in the area prior to closure, and the appropriate technology, engineering, and regulatory status applicable to final closure. The most probable cost for remediation has been reserved. It is reasonably possible that an additional liability, not expected to exceed $75, may be incurred if actual experience varies from the original assumptions used.

East St. Louis, IL—In response to questions regarding environmental conditions at the former East St. Louis, IL operations, Alcoa entered into an administrative order with the EPA in December 2002 to perform a remedial investigation and feasibility study of an area used for the disposal of bauxite residue from historic alumina refining operations. A draft feasibility study was submitted to the EPA in April 2005. The feasibility study includes remedial alternatives that range from no further action at $0 to significant grading, stabilization, and water management of the bauxite residue disposal areas at $75. Because the selection of the $0 alternative was considered remote, Alcoa increased the environmental reserve for this location by $15 in the second quarter of 2005, representing the low end of the range of possible alternatives which met the remedy selection criteria, as no alternative could be identified as more probable than the others. The EPA has not completed a final review of the feasibility study and the EPA’s selection of a remedy could result in additional liability. Alcoa may be required to record a subsequent reserve adjustment at the time the EPA’s Record of Decision is issued.

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

Alcoa’s remediation reserve balance was $334 and $389 at December 31, 2006 and December 31, 2005 (of which $49 and $39 was classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. In 2006, the remediation reserve was decreased by approximately $14 due to an adjustment for the ongoing monitoring program at the Massena, NY facility and an adjustment for the liabilities at the Russian fabricating facilities acquired in January 2005. The adjustment to the reserve for the Russian fabricating facilities was made after further investigations were completed whereby Alcoa was able to obtain additional information about the environmental condition and the associated liabilities with these facilities. The adjustment for the acquired facilities was recorded as an opening balance sheet adjustment and had no impact on net income. Remediation expenses charged against the reserve were approximately $41 in 2006, $53 in 2005, and $46 in 2004. These amounts include expenditures currently mandated, as well as those not required by any regulatory authority or third-party.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be approximately 2% of cost of goods sold.

Liquidity and Capital Resources

Alcoa takes a disciplined approach to cash management and strengthening its balance sheet, as it undertook aggressive capital controls, management of working capital, continued monitoring of growth projects, and continued focus on divestitures in 2006. Capital spending increased 50%, as Alcoa made continued progress on brownfield expansions in refining and smelting and continued construction on the greenfield smelter project in Iceland.

Cash provided from operations and from financing activities is anticipated to be adequate to cover dividends, debt repayments, capital expenditures, and other business needs over the next 12 months.

Cash from Operations

Cash from operations in 2006 was $2,567 compared with $1,676 in 2005, resulting in an increase of $891, or 53%. Cash inflows were principally due to a significant increase in earnings in 2006, partially offset by a $593 increase in receivables and inventories, primarily due to increased prices; $397 in pension contributions; and a $294 decrease in accounts payable and accrued expenses.

Cash from operations in 2005 was $1,676 compared with $2,199 in 2004, resulting in a decrease of $523, or 24%. Cash outflows were principally due to increases in receivables and inventories of $936 due to increased sales and higher prices; $383 in pension contributions; a reduction in tax liabilities of $96; and the payment of $93 associated with the long-term aluminum supply contract entered into as part of the acquisition of two Russian fabricating facilities. These items were partially offset by an increase in accounts payable and accrued expenses of $659 due to increased raw materials costs and increased payment terms.

Financing Activities

Cash used for financing activities was $20 in 2006 compared with $324 in 2005. The change of $304 was primarily due to an increase in net borrowings of $368 in 2006 as compared to 2005, and an $84 increase in common stock issued for stock compensation plans. Partially offsetting these cash inflows was an increase of $182 in cash paid for the repurchase of approximately nine million shares of common stock related to Alcoa’s share repurchase program.

Cash used for financing activities was $324 in 2005 compared with $1,525 in 2004. The change of $1,201 was primarily due to net debt repayments of $898 in 2004 compared with net borrowings of $311 in 2005.

Alcoa maintains $3,000 of revolving-credit agreements with varying expiration dates as backup to its commercial paper program. In April 2005, Alcoa refinanced its $1,000 revolving-credit agreement that was to expire in April 2005 into a new $1,000 revolving-credit agreement that will expire in April 2010. Alcoa also has a $1,000 revolving-credit agreement that will expire in April 2008 and a $1,000 revolving-credit agreement that will expire in April 2009. Under these agreements, a certain ratio of indebtedness to consolidated net worth must be maintained. There were no amounts outstanding under the revolving-credit agreements at December 31, 2006 and 2005. The interest rate on the agreements expiring in 2008 and 2009, if drawn upon, is Libor plus 17 basis points, which is subject to adjustment if Alcoa’s credit rating changes, to a maximum interest rate of Libor plus 83.5 basis points. The interest rate on the agreement expiring in 2010 is Libor plus 18 basis points, which is subject to adjustment if Alcoa’s credit rating changes, to a maximum interest rate of Libor plus 60 basis points. Alcoa had $3,000 of available borrowings at December 31, 2006. Debt of $843 will mature in 2007.

Standard and Poor’s Rating Services’ (S&P) long-term debt rating of Alcoa is BBB+ and its short-term rating is A-2. The current outlook, which was revised in January 2007, is stable, as S&P cited Alcoa’s implementation of necessary strategic initiatives at its upstream operations to maintain its long-term competitive business position as a result of inflationary pressures and growth prospects in the aluminum markets. Moody’s Investors Service’s (Moody’s) long-term debt rating of Alcoa is A-2, and its short-term debt rating of Alcoa is Prime-1. The current outlook, which was revised in December 2006, is negative, as Moody’s cited an increase in debt, continued restructuring of the downstream operations and continued increase in capital spending as the primary reasons.

Investing Activities

Cash used for investing activities was $2,841 in 2006 compared with $1,035 in 2005. The increase of $1,806 was primarily due to an increase in capital expenditures of $1,067 as Alcoa continues to invest in growth projects, including refining expansions, bauxite mine development and the construction of the greenfield smelter in Iceland; a decrease of $1,046 in proceeds from the sale of investments due to the 2005 sales of Alcoa’s interests in Elkem and Integris Metals; and a decrease of $133 in proceeds from the sale of assets, primarily due to the $305 in cash proceeds received in 2006 for the sale of the home exteriors business as compared to the $408 in cash proceeds received from the sale of the SGS business in 2005. These changes were partially offset by a decrease of $468 in acquisitions, including minority interests, due to the 2005 acquisitions of two Russian facilities and the minority interest in AFL.

Cash used for investing activities was $1,035 in 2005 compared with $802 in 2004, resulting in a change of $233. The increase was primarily caused by an increase in capital expenditures of $995 as Alcoa continued to invest in growth projects, including alumina and smelting expansions and the greenfield smelter construction in Iceland. Cash paid for acquisitions of $262 related to the acquisition of two Russian facilities, and cash paid of $199 for the acquisition of minority interests was primarily related to AFL. These increases were largely offset by proceeds from the sale of investments of $1,081, including $869 from the sale of Alcoa’s stake in Elkem and $205 from the sale of Alcoa’s interest in Integris Metals in 2005, and a $113 increase in the proceeds from the sale of assets and businesses, principally due to the $408 cash proceeds from the sale of the SGS business in 2005.

Capital expenditures were $3,205 in 2006 compared with $2,138 and $1,143 in 2005 and 2004, respectively. Of the total capital expenditures in 2006, approximately 61% related to growth projects, including the construction of the Iceland smelter, the investment in the Mosjøen anode facility, the alumina refinery expansions in Jamaica and Brazil, and the development of the Juruti bauxite mine. Also included are costs related to environmental control in new and expanded facilities totaling $182 in 2006, $95 in 2005, and $70 in 2004. Total capital expenditures are anticipated to be in the range of $3,000 to $3,200 in 2007.

Alcoa added $58, $30, and $69 to its investments in 2006, 2005, and 2004, respectively. In 2006 and 2005,

Alcoa invested an additional $26 and $19, respectively, in the Dampier to Bunbury Natural Gas Pipeline in Western Australia. In 2004, Alcoa paid $32 to acquire approximately 44 million additional shares of Chalco to maintain its 8% ownership interest.

For a discussion of long-term liquidity, see the disclosure included in Contractual Obligations and Off-Balance Sheet Arrangements that follows.

Critical Accounting Policies and Estimates

The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make judgments, estimates, and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Areas that require significant judgments, estimates, and assumptions include the accounting for derivatives and hedging activities; environmental matters; asset retirement obligations; the testing of goodwill and other intangible assets for impairment; the impairment of properties, plants, and equipment; estimated proceeds on businesses to be divested; pension plans and other postretirement benefits; stock-based compensation; and income taxes.

Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the company’s consolidated financial statements at any given time. Despite these inherent limitations, management believes that Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related footnotes provide a meaningful and fair perspective of the company. A discussion of the judgments and uncertainties associated with accounting for derivatives and hedging activities and environmental matters can be found in the Market Risks and Derivative Activities and the Environmental Matters sections.

A summary of the company’s significant accounting policies is included in Note A to the Consolidated Financial Statements. Management believes that the application of these policies on a consistent basis enables the company to provide the users of the consolidated financial statements with useful and reliable information about the company’s operating results and financial condition.

Asset Retirement Obligations. Alcoa recognizes asset retirement obligations (AROs) related to legal obligations associated with the normal operation of Alcoa’s bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. Alcoa also recognizes AROs for any significant lease restoration obligation, if required by a lease agreement, and for the disposal of regulated waste materials related to the demolition of certain power facilities. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, Alcoa capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating these assets over their remaining useful life.

Certain conditional asset retirement obligations (CAROs) related to alumina refineries and aluminum smelters have not been recorded in the consolidated financial statements because the fair value of such potential retirement obligations cannot be reasonably estimated. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within Alcoa’s control. The perpetual nature of the refineries and smelters, maintenance and upgrade programs, and other factors prevent a reasonable estimation to be made due to uncertainties surrounding the ultimate settlement date. At the date a reasonable estimate can be made, Alcoa would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials. Such amounts may be material to the consolidated financial statements in the period in which they are recorded.

Goodwill and Other Intangible Assets. Goodwill and indefinite-lived intangible assets are tested annually for impairment and whenever events or circumstances change, such as a significant adverse change in business climate or the decision to sell a business, that would make it more likely than not that an impairment may have occurred. The evaluation of impairment involves comparing the current fair value of each reporting unit to the recorded value, including goodwill. Alcoa uses a discounted cash flow model (DCF model) to determine the current fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, discount rate, and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill.

Properties, Plants, and Equipment. Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations to which the assets (asset group) related to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated

as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a discounted cash flow analysis.

Discontinued Operations and Assets Held For Sale. The fair values of all businesses to be divested are estimated using accepted valuation techniques such as a DCF model, valuations performed by third parties, earnings multiples, or indicative bids, when available. A number of significant estimates and assumptions are involved in the application of these techniques, including the forecasting of markets and market share, sales volumes and prices, costs and expenses, and multiple other factors. Management considers historical experience and all available information at the time the estimates are made; however, the fair values that are ultimately realized upon the sale of the businesses to be divested may differ from the estimated fair values reflected in the consolidated financial statements.

Pension Plans and Other Postretirement Benefits. Liabilities and expenses for pension plans and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age, and mortality). The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The impact on the liabilities of a change in the discount rate of 1/4 of 1% is approximately $410 and either a charge or credit of $19 to after-tax earnings in the following year. The long-term rate of return on plan assets is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. A change in the assumption for the long-term rate of return on plan assets of 1/4 of 1% would impact after-tax earnings by approximately $14 for 2007. The 10-year moving average of actual performance has consistently exceeded 9% over the past 20 years.

In 2006, a net charge of $1,065 ($693 after-tax) was recorded in shareholders’ equity comprised of a charge of $1,353 ($877 after-tax) related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (SFAS 158), partially offset by a credit of $288 ($184 after-tax) due to the reduction in the minimum pension liability, as a result of asset returns of 11% and a decrease to the accumulated benefit obligations resulting from a 25 basis point increase in the discount rate. In 2005, a net charge of $228 ($148 after-tax) was recorded in shareholders’ equity as asset returns of 8% were more than offset by higher accumulated benefit obligations caused by a 30 basis point decline in the discount rate.

Stock-based Compensation. Alcoa recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment including estimates for the average risk-free interest rate, expected volatility, expected exercise behavior, expected dividend yield, and expected forfeitures. If any of these assumptions differ significantly from actual, stock-based compensation expense could be impacted. Prior to 2006, Alcoa used the nominal vesting approach related to retirement-eligible employees, in which the compensation expense is recognized ratably over the original vesting period. As part of Alcoa’s stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant. Equity grants are issued in early January each year. As a result, a larger portion of expense will be recognized in the first and second quarters of each year for these retirement-eligible employees. Compensation expense recorded in 2006 was $72 ($48 after-tax). Of this amount, $20 pertains to the acceleration of expense related to retirement-eligible employees.

As of January 1, 2005, Alcoa switched from the Black-Scholes pricing model to a lattice model to estimate fair value at the grant date for future option grants. On December 31, 2005, Alcoa accelerated the vesting of 11 million unvested stock options granted to employees in 2004 and on January 13, 2005. The 2004 and 2005 accelerated options had weighted average exercise prices of $35.60 and $29.54, respectively, and in the aggregate represented approximately 12% of Alcoa’s total outstanding options. The decision to accelerate the vesting of the 2004 and 2005 options was made primarily to avoid recognizing the related compensation expense in future consolidated financial statements upon the adoption of a new accounting standard. The accelerated vesting of the 2004 and 2005 stock options reduced Alcoa’s after-tax stock option compensation expense in 2006 by $21. In 2007, it is estimated that the accelerated vesting will reduce after-tax stock option compensation expense by $7.

An additional change has been made to the stock-based compensation program for 2006 grants. Plan participants can choose whether to receive their award in the form of stock options, restricted stock units (stock awards), or a combination of both. This choice is made before the grant is issued and is irrevocable. This choice resulted in an increased stock award expense in comparison to 2005.

Taxes. As a global company, Alcoa records an estimated liability for income and other taxes based on what it determines will likely be paid in the various tax jurisdictions in which it operates.

Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately incurred and paid are dependent on various matters, including the resolution of tax audits in the various affected tax jurisdictions, and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the amount recorded. Alcoa has unamortized tax-deductible goodwill of $409 resulting from intercompany stock sales and reorganizations (generally at a 34% rate). Alcoa recognizes the tax benefits associated with this tax-deductible goodwill as it is being amortized for local income tax purposes from 2004 through 2009, rather than in the period in which the transaction was consummated.

Related Party Transactions

Alcoa buys products from and sells products to various related companies, consisting of entities in which Alcoa retains a 50% or less equity interest, at negotiated arms-

length prices between the two parties. These transactions were not material to the financial position or results of operations of Alcoa for all periods presented.

Recently Adopted Accounting Standards

Alcoa adopted SFAS 158 effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. Following the adoption of SFAS 158, additional minimum pension liabilities and related intangible assets are no longer recognized. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. The adoption of SFAS 158 resulted in the following impacts: a reduction of $119 in existing prepaid pension costs and intangible assets, the recognition of $1,234 in accrued pension and postretirement liabilities, and a charge of $1,353 ($877 after-tax) to accumulated other comprehensive loss. See Note W to the Consolidated Financial Statements for additional information.

Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for Alcoa for its December 31, 2008 year-end. The funded status of the majority of Alcoa’s pension and other postretirement benefit plans are currently measured as of December 31.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (SAB 108). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for Alcoa for its December 31, 2006 year-end. The adoption of SAB 108 did not have a material impact on Alcoa’s consolidated financial statements.

On January 1, 2006, Alcoa adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, (SFAS 123(R)), which requires the company to recognize compensation expense for stock-based compensation based on the grant date fair value. SFAS 123(R) revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (APB 25). Alcoa elected the modified prospective application method for adoption, and prior period financial statements have not been restated. As a result of the implementation of SFAS 123(R), Alcoa recognized additional compensation expense of $29 ($19 after-tax) in 2006 comprised of $11 ($7 after-tax) and $18 ($12 after-tax) related to stock options and stock awards, respectively. See Note R to the Consolidated Financial Statements for additional information.

Effective January 1, 2006, Alcoa adopted Emerging Issues Task Force (EITF) Issue No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry,” (EITF 04-6). EITF 04-6 requires that stripping costs incurred during the production phase of a mine are to be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. Upon adoption, Alcoa recognized a cumulative effect adjustment in the opening balance of retained earnings of $3, representing the reduction in the net book value of post-production stripping costs of $8, offset by a related deferred tax liability of $3 and minority interests of $2.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for Alcoa on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The adoption of SFAS 157 is not expected to have a material impact on Alcoa’s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109,” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. On January 17, 2007, the FASB affirmed its previous decision to make FIN 48 effective for fiscal years beginning after December 15, 2006. Accordingly, FIN 48 is effective for Alcoa on January 1, 2007. Management has determined that the adoption of FIN 48 will not have a material impact on Alcoa’s consolidated financial statements.

Contractual Obligations and Off-Balance Sheet Arrangements

The company is obligated to make future payments under various contracts such as long-term purchase obligations, debt agreements, and lease agreements, and has certain commitments such as guarantees. The company has grouped these contractual obligations and off-balance sheet arrangements into operating activities, financing activities, and investing activities in the same manner as they are classified in the Statement of Consolidated Cash Flows in order to provide a better understanding of the nature of the obligations and arrangements and to provide a basis for comparison to historical information. The table below provides a summary of contractual obligations and off-balance sheet arrangements as of December 31, 2006:

	Total	2007	2008-2009	2010-2011	Thereafter
Operating activities:
Energy-related purchase obligations	$13,535	$1,277	$2,253	$1,732	$8,273
Raw material and other purchase obligations	6,186	3,421	1,910	630	225
Operating leases (1)	1,347	245	369	337	396
Estimated minimum required pension funding	(2)	219	680	450	(2)
Postretirement benefit payments	(2)	354	700	685	(2)
Layoff and other restructuring payments (3)	208	163	45	—	—
Deferred revenue arrangements	350	81	129	16	124
Financing activities:
Total debt (4)	7,235	1,325	299	2,003	3,608
Dividends to shareholders (5)
Investing activities:
Capital projects (6)	3,535	2,342	1,145	48	—
Payments related to acquisitions (7)	13	13	—	—	—
Other:
Standby letters of credit (8)	444	—	—	—	—
Guarantees (9)	498	—	—	—	—
Totals		9,440	7,530	5,901

(1)	See Note U to the Consolidated Financial Statements for further details on operating leases.
(2)	Annual payments and funding are expected to continue into the foreseeable future at the amounts or ranges noted in the Obligations for Operating Activities section that follows.
(3)	See Note D to the Consolidated Financial Statements for further details on layoff and other restructuring payments.
(4)	See Note K to the Consolidated Financial Statements for further details on debt and associated interest. The amounts in the table above do not include the related interest.
(5)	See the Obligations for Financing Activities section that follows.
(6)	See the Obligations for Investing Activities section that follows.
(7)

See Note F to the Consolidated Financial Statements for further details on required payments related to acquisitions. Additional contingent payments not included in the above table may be required if certain financial and operational thresholds are met.

(8)

This amount represents the total amount committed under standby letters of credit, which expire at various dates in 2007 through 2014. As the amounts under these standby letters of credit are contingent on nonpayment to third parties, it is not practical to present annual payment information.

(9)

This amount represents the total maximum potential future payments for guarantees issued on behalf of third parties. These guarantees expire at various dates in 2007 through 2018 and relate primarily to project financing for hydroelectric power projects in Brazil. As the amounts under these guarantees are contingent on nonperformance of third parties, it is not practical to present annual payment information.

Obligations for Operating Activities

The table provides a summary of the type or nature of the company’s obligations associated with operating activities that exceed $5 annually or $10 in total over the life of the contract. Energy-related purchase obligations consist primarily of electricity and natural gas contracts with expiration dates ranging from less than one year to 40 years. The majority of raw material and other purchase obligations have expiration dates of 24 months or less. Operating leases represent multi-year obligations for certain equipment, ocean vessels and warehousing and office space.

Estimated minimum required pension funding and postretirement benefit payments are based on actuarial estimates using current assumptions for discount rates, expected return on long-term assets, rate of compensation increases, and health care cost trend rates. The minimum required cash outlays for pension funding are estimated to be $219 for 2007 and $330 for 2008. The increase in the projected funding is the result of the reduction of available pension funding credits from 2007 to 2008. The funding estimate is $350 for 2009, $310 for 2010 and $140 for 2011. The expected pension contributions in 2009 and later also reflect the impacts of the Pension Protection Act of 2006 that was signed into law on August 17, 2006. Contributions are expected to decline beginning in 2011 if all actuarial assumptions are realized and remain the same in the future. Postretirement benefit payments are expected to approximate $350 annually. Annual payments will vary based on actuarial estimates. See Note W to the Consolidated Financial Statements for additional information.

Deferred revenue arrangements require Alcoa to deliver aluminum and alumina over the specified contract period. While these obligations are not expected to result in cash payments, they represent contractual obligations for which the company would be obligated if the specified product deliveries could not be made.

Obligations for Financing Activities

Cash outlays for financing activities consist primarily of debt and dividend payments to shareholders. The company has historically paid quarterly dividends to shareholders. Shareholder dividends are subject to quarterly approval by the company’s Board of Directors and were at a rate of $524 annually for the three-year period ended December 31, 2006. In January 2007, Alcoa announced an increase in its annual common stock dividend from $0.60 per share to $0.68 per share. It is expected that the increase in the annual common stock dividend will be offset over time due to the repurchase of common stock. Alcoa has an existing share repurchase program that authorizes the repurchase of up to 50 million shares of common stock from time to time and has no expiration date. As of December 31, 2006, approximately 33 million shares have been repurchased under this program. In January 2007, Alcoa announced a new share repurchase program that authorizes the repurchase of up to 10% of the company’s outstanding common stock at December 31, 2006 over the next three years.

Obligations for Investing Activities

Alcoa has made announcements indicating its participation in several significant expansion projects. These projects include the construction of a smelter in Iceland; the construction of an anode facility in Mosjøen, Norway; the expansion of an alumina refinery in São Luis, Brazil; the development of a bauxite mine in Juruti, Brazil; global rolled products expansion projects in Russia and China; and the continued investment in several hydroelectric power construction projects in Brazil. These projects are in various stages of development and, depending on business and (or) regulatory circumstances, may not be completed. The amounts included in the preceding table for capital projects represent the amounts which have been approved by management for these projects as of December 31, 2006. Funding levels vary in future years based on anticipated construction schedules of the projects.

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

Management’s Report on

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria in Internal Control—Integrated Framework issued by the COSO. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Management’s Certifications

The certifications of the Company’s Chief Executive Officer and Chief Financial Officer required by the Sarbanes-Oxley Act have been included as Exhibits 31 and 32 in the Company’s Form 10-K. In addition, in 2006, the Company’s Chief Executive Officer provided to the New York Stock Exchange the annual CEO certification regarding the Company’s compliance with the New York Stock Exchange’s corporate governance listing standards.

/s/ Alain J. P. Belda

Alain J. P. Belda

Chairman and

Chief Executive Officer

/s/ Charles D. McLane, Jr.

Charles D. McLane, Jr.

Vice President and

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alcoa Inc.:

We have completed integrated audits of Alcoa Inc.’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Alcoa Inc. and its subsidiaries (Alcoa) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Alcoa’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, Alcoa changed the manner in which they account for their benefit plans, stock-based compensation and mine stripping costs in 2006.

As discussed in Note C to the consolidated financial statements, Alcoa changed its method of accounting for conditional asset retirement obligations in 2005.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Alcoa maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Alcoa maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Alcoa’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Alcoa’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

February 15, 2007

Statement of Consolidated Income (in millions, except per-share amounts)	Alcoa and subsidiaries

For the year ended December 31,	2006	2005	2004
Sales (Q)	$30,379	$25,568	$22,609
Cost of goods sold (exclusive of expenses below)	23,318	20,704	17,928
Selling, general administrative, and other expenses	1,402	1,295	1,194
Research and development expenses	213	192	178
Provision for depreciation, depletion, and amortization	1,280	1,256	1,177
Restructuring and other charges (D)	543	292	(22)
Interest expense (V)	384	339	271
Other income, net (O)	(193)	(480)	(270)
Total costs and expenses	26,947	23,598	20,456
Income from continuing operations before taxes on income	3,432	1,970	2,153
Provision for taxes on income (T)	835	454	539
Income from continuing operations before minority interests’ share	2,597	1,516	1,614
Less: Minority interests’ share	436	259	245
Income from continuing operations	2,161	1,257	1,369
Income (loss) from discontinued operations (B)	87	(22)	(59)
Cumulative effect of accounting change (C)	—	(2)	—
Net Income	$2,248	$1,233	$1,310
Earnings (loss) per Common Share (S)
Basic:
Income from continuing operations	$2.49	$1.44	$1.57
Income (loss) from discontinued operations	.10	(.03)	(.07)
Cumulative effect of accounting change	—	—	—
Net income	$2.59	$1.41	$1.50
Diluted:
Income from continuing operations	$2.47	$1.43	$1.56
Income (loss) from discontinued operations	.10	(.03)	(.07)
Cumulative effect of accounting change	—	—	—
Net income	$2.57	$1.40	$1.49

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet (in millions)	Alcoa and subsidiaries

December 31,	2006	2005
Assets
Current assets:
Cash and cash equivalents (X)	$506	$762
Receivables from customers, less allowances: 2006—$75; 2005—$62	3,127	2,616
Other receivables	308	420
Inventories (G)	3,805	3,191
Fair value of derivative contracts	295	520
Prepaid expenses and other current assets	1,116	704
Total current assets	9,157	8,213
Properties, plants, and equipment, net (H)	14,813	12,571
Goodwill (E and F)	6,166	6,108
Investments (I)	1,722	1,370
Other assets (J)	4,346	4,057
Assets held for sale (B)	979	1,377
Total Assets	$37,183	$33,696

Liabilities
Current liabilities:
Short-term borrowings (K and X)	$475	$296
Commercial paper (K and X)	340	912
Accounts payable, trade	2,680	2,420
Accrued compensation and retirement costs	995	1,069
Taxes, including taxes on income	875	874
Other current liabilities	1,406	1,433
Long-term debt due within one year (K and X)	510	58
Total current liabilities	7,281	7,062
Commercial paper (K and X)	1,132	—
Long-term debt, less amount due within one year (K and X)	4,778	5,276
Accrued pension benefits (W)	1,567	1,500
Accrued postretirement benefits (W)	2,956	2,103
Other noncurrent liabilities and deferred credits (L)	2,023	1,820
Deferred income taxes (T)	762	865
Liabilities of operations held for sale (B)	253	332
Total liabilities	20,752	18,958
Minority interests (M)	1,800	1,365
Commitments and contingencies (N)

Shareholders’ Equity
Preferred stock (R)	55	55
Common stock (R)	925	925
Additional capital	5,817	5,720
Retained earnings	11,066	9,345
Treasury stock, at cost	(1,999)	(1,899)
Accumulated other comprehensive loss	(1,233)	(773)
Total shareholders’ equity	14,631	13,373
Total Liabilities and Equity	$37,183	$33,696

The accompanying notes are an integral part of the consolidated financial statements.

Statement of Consolidated Cash Flows (in millions)	Alcoa and subsidiaries

For the year ended December 31,	2006	2005	2004
Cash from Operations
Net income	$2,248	$1,233	$1,310
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion, and amortization	1,280	1,258	1,185
Deferred income taxes	(69)	(16)	(95)
Equity (income) loss, net of dividends	(89)	35	(54)
Restructuring and other charges (D)	543	292	(22)
Net gain on early retirement of debt and interest rate swap settlements (K and O)	—	—	(58)
Gains from investing activities—sale of assets and businesses (O)	(25)	(406)	(44)
Provision for doubtful accounts	22	19	24
(Income) loss from discontinued operations (B)	(87)	22	59
Minority interests	436	259	245
Cumulative effect of accounting change (C)	—	2	—
Stock-based compensation	72	25	14
Excess tax benefits from stock-based payment arrangements	(17)	—	—
Other	(169)	5	80
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:
Increase in receivables	(97)	(475)	(99)
Increase in inventories	(496)	(461)	(387)
Increase in prepaid expenses and other current assets	(167)	(16)	(87)
(Decrease) increase in accounts payable and accrued expenses	(294)	659	78
(Decrease) increase in taxes, including taxes on income	(35)	(96)	119
Cash paid on early retirement of debt and interest rate swap settlements (K)	—	—	(52)
Cash paid on long-term aluminum supply contract	—	(93)	—
Pension contributions	(397)	(383)	(101)
Net change in other noncurrent assets and liabilities	(23)	(201)	(128)
(Increase) decrease in net assets held for sale	(73)	(18)	145
Cash provided from continuing operations	2,563	1,644	2,132
Cash provided from discontinued operations	4	32	67
Cash provided from operations	2,567	1,676	2,199
Financing Activities
Net changes to short-term borrowings	126	5	213
Common stock issued for stock compensation plans	156	72	83
Repurchase of common stock	(290)	(108)	(67)
Dividends paid to shareholders	(524)	(524)	(524)
Dividends paid to minority interests	(400)	(75)	(119)
Contributions from minority interests	342	—	—
Net change in commercial paper	560	282	630
Additions to long-term debt	29	278	180
Payments on long-term debt	(36)	(254)	(1,921)
Excess tax benefits from stock-based payment arrangements	17	—	—
Cash used for financing activities	(20)	(324)	(1,525)
Investing Activities
Capital expenditures	(3,201)	(2,116)	(1,137)
Capital expenditures of discontinued operations	(4)	(22)	(6)
Acquisitions of minority interests (F and P)	(1)	(199)	—
Acquisitions, net of cash acquired (F and P)	8	(262)	(2)
Proceeds from the sale of assets and businesses	372	505	392
Additions to investments	(58)	(30)	(69)
Sale of investments (F)	35	1,081	—
Net change in short-term investments and restricted cash	(4)	(8)	30
Other	12	16	(10)
Cash used for investing activities	(2,841)	(1,035)	(802)
Effect of exchange rate changes on cash and cash equivalents	38	(12)	9
Net change in cash and cash equivalents	(256)	305	(119)
Cash and cash equivalents at beginning of year	762	457	576
Cash and cash equivalents at end of year	$506	$762	$457

The accompanying notes are an integral part of the consolidated financial statements.

Statement of Shareholders’ Equity (in millions, except per-share amounts)	Alcoa and subsidiaries

December 31,	Comprehensive income	Preferred stock	Common stock	Additional capital	Retained earnings	Treasury stock	Accumulated other compre- hensive loss	Total shareholders’ equity
Balance at end of 2003		$55	$925	$5,831	$7,850	$(2,017)	$(569)	$12,075
Comprehensive income:
Net income	$1,310				1,310			1,310
Other comprehensive (loss) income:
Change in minimum pension liability, net of tax and minority interests of $11	(21)
Currency translation adjustments	535
Unrealized losses on available-for-sale securities, net of $51 tax benefit (X)	(94)
Unrecognized gains/(losses) on derivatives, net of tax and minority interests of $34 (X):
Net change from periodic revaluations	120
Net amount reclassified to income	(136)

Net unrecognized losses on derivatives	(16)

Comprehensive income	$1,714						404	404

Cash dividends: Preferred @ $3.75 per share					(2)			(2)
Common @ $.60 per share					(522)			(522)
Common stock issued: compensation plans				(56)		158		102
Repurchase of common stock						(67)		(67)
Balance at end of 2004		55	925	5,775	8,636	(1,926)	(165)	13,300
Comprehensive income:
Net income	$1,233				1,233			1,233
Other comprehensive (loss) income:
Change in minimum pension liability, net of tax and minority interests of $80	(148)
Currency translation adjustments	(542)
Unrealized gains on available-for-sale securities, net of $52 tax expense (X)	96
Unrecognized gains/(losses) on derivatives, net of tax and minority interests of $87 (X):
Net change from periodic revaluations	123
Net amount reclassified to income	(137)

Net unrecognized losses on derivatives	(14)

Comprehensive income	$625						(608)	(608)

Cash dividends: Preferred @ $3.75 per share					(2)			(2)
Common @ $.60 per share					(522)			(522)
Common stock issued: compensation plans				(55)		135		80
Repurchase of common stock						(108)		(108)
Balance at end of 2005		55	925	5,720	9,345	(1,899)	(773)	13,373
Comprehensive income:
Net income	$2,248				2,248			2,248
Other comprehensive (loss) income:
Change in minimum pension liability, net of tax and minority interests of $104	184
Currency translation adjustments	659
Unrealized gains on available-for-sale securities, net of $53 tax expense	98
Unrecognized losses on derivatives, net of tax and minority interests of $152:
Net change from periodic revaluations	(473)
Net amount reclassified to income	(51)

Net unrecognized losses on derivatives	(524)

Comprehensive income	$2,665						417	417

Cash dividends: Preferred @ $3.75 per share					(2)			(2)
Common @ $.60 per share					(522)			(522)
Stock-based compensation				72				72
Common stock issued: compensation plans				(13)		190		177
Repurchase of common stock						(290)		(290)
Cumulative effect adjustment due to the adoption of SFAS 158, net of tax and minority interests							(877)	(877)
Cumulative effect adjustment due to the adoption of EITF 04-6					(3)			(3)
Other				38				38
Balance at end of 2006		$55	$925	$5,817	$11,066	$(1,999)	$(1,233)*	$14,631
*	Comprised of unrealized translation adjustments of $652, unrecognized losses and prior service cost, net, related to pension and other postretirement benefits of $(1,813), unrealized gains on available-for-sale securities of $415, and unrecognized net losses on derivatives of $(487), net of tax.

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

Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations to which the assets (asset group) related to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a discounted cash flow analysis.

Goodwill and Other Intangible Assets. Goodwill and intangibles with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of 13 years.

Goodwill and indefinite-lived intangible assets are tested annually for impairment and whenever events or circumstances change, such as a significant adverse change in business climate or the decision to sell a business, that would make it more likely than not that an impairment may have occurred. If the carrying value of goodwill or an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. The evaluation of impairment involves comparing the current fair value of each of the reporting units to the recorded value, including goodwill. Alcoa uses a discounted cash flow model (DCF model) to determine the current fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, discount rate and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill. See Note E for additional information.

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

Environmental Expenditures. Expenditures for current operations are expensed or capitalized, as appro -

priate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractor, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations. See Note Y for additional information.

Asset Retirement Obligations. Alcoa recognizes asset retirement obligations (AROs) related to legal obligations associated with the normal operation of Alcoa’s bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. Alcoa also recognizes AROs for any significant lease restoration obligation, if required by a lease agreement, and for the disposal of regulated waste materials related to the demolition of certain power facilities. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, Alcoa capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating these assets over their remaining useful life.

Certain conditional asset retirement obligations (CAROs) related to alumina refineries and aluminum smelters have not been recorded in the consolidated financial statements because the fair value of such potential retirement obligations cannot be reasonably estimated. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within Alcoa’s control. The perpetual nature of the refineries and smelters, maintenance and upgrade programs, and other factors prevent a reasonable estimation to be made due to uncertainties surrounding the ultimate settlement date. At the date a reasonable estimate can be made, Alcoa would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (PCBs), various process residuals, solid wastes, electronic equipment waste and various other materials. Such amounts may be material to the consolidated financial statements in the period in which they are recorded.

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

Stock-Based Compensation. Alcoa recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. Determining the fair value of stock options at the grant date requires judgment including estimates for the average risk-free interest rate, expected volatility, expected exercise behavior, expected dividend yield, and expected forfeitures. If any of these assumptions differ significantly from actual, stock-based compensation expense could be impacted. Prior to 2006, Alcoa used the nominal vesting approach related to retirement-eligible employees, in which the compensation expense is recognized ratably over the original vesting period. As part of Alcoa’s stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant. Equity grants are issued in early January each year. As a result, a larger portion of expense will be recognized in the first and second quarters of each year for these retirement-eligible employees. Compensation expense recorded in 2006 was $72 ($48 after-tax). Of this amount, $20 pertains to the acceleration of expense related to retirement-eligible employees.

As of January 1, 2005, Alcoa switched from the Black-Scholes pricing model to a lattice model to estimate fair value at the grant date for future option grants. On December 31, 2005, Alcoa accelerated the vesting of 11 million unvested stock options granted to employees in 2004 and on January 13, 2005. The 2004 and 2005 accelerated options had weighted average exercise prices of $35.60 and $29.54, respectively, and in the aggregate represented approximately 12% of Alcoa’s total outstanding options. The decision to accelerate the vesting of the 2004 and 2005 options was made primarily to avoid recognizing the related compensation expense in future financial statements upon the adoption of a new accounting standard. The accelerated vesting of the 2004 and 2005 stock options reduced Alcoa’s after-tax stock option compensation expense in 2006 by $21. In 2007, it is estimated that the accelerated vesting will reduce after-tax stock option compensation expense by $7.

An additional change has been made to the stock-based compensation program for 2006 grants. Plan participants can choose whether to receive their award in the form of stock options, restricted stock units (stock awards), or a combination of both. This choice is made before the grant is issued and is irrevocable. This choice resulted in an increased stock award expense in comparison to 2005.

Derivatives and Hedging. Derivatives are held as part of a formally documented risk management program. The derivatives are straightforward and are held for purposes other than trading. For derivatives designated as fair value hedges, Alcoa measures hedge effectiveness by for -

mally assessing, at least quarterly, the historical high correlation of changes in the fair value of the hedged item and the derivative hedging instrument. For derivatives designated as cash flow hedges, Alcoa measures hedge effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions of both types of hedges are recorded in revenues or other income or expense in the current period. A gain of $10 was recorded in 2006 (gain of $11 in 2005 and a loss of $18 in 2004) for the ineffective portion of aluminum hedges. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative are recorded in other income or expense. Two interest rate swaps ceased to qualify as hedges in 2004, due to the restructuring of debt, and were terminated. See Notes K and X for additional information. No other hedging transactions ceased to qualify as hedges in 2006, 2005 or 2004.

Alcoa accounts for interest rate swaps related to its existing long-term debt and hedges of firm customer commitments for aluminum as fair value hedges. As a result, the fair values of the derivatives and changes in the fair values of the underlying hedged items are reported in other current and noncurrent assets and liabilities in the Consolidated Balance Sheet. Changes in the fair values of these derivatives and underlying hedged items generally offset and are recorded each period in sales or interest expense, consistent with the underlying hedged item.

Alcoa accounts for hedges of foreign currency exposures and certain forecasted transactions as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the Consolidated Balance Sheet. The effective portions of the changes in the fair values of these derivatives are recorded in accumulated other comprehensive loss (a loss of $487 and a gain of $37 at December 31, 2006 and 2005, respectively) and are reclassified to sales, cost of goods sold, or other income in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally not exceeding five years. Assuming market rates remain constant with the rates at December 31, 2006, a loss of $113 is expected to be recognized in earnings over the next 12 months.

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

Discontinued Operations and Assets Held For Sale. For those businesses where management has committed to a plan to divest, each business is valued at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the business exceeds its estimated fair value, a loss is recognized. The fair values are estimated using accepted valuation techniques such as a DCF model, valuations performed by third parties, earnings multiples, or indicative bids, when available. A number of significant estimates and assumptions are involved in the application of these techniques, including the forecasting of markets and market share, sales volumes and prices, costs and expenses, and multiple other factors. Management considers historical experience and all available information at the time the estimates are made; however, the fair values that are ultimately realized upon the sale of the businesses to be divested may differ from the estimated fair values reflected in the consolidated financial statements.

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

For businesses classified as assets held for sale that do not qualify for discontinued operations treatment, the balance sheet and cash flow amounts are reclassified from their historical presentation to assets and liabilities of operations held for sale. The income statement results continue to be reported in the historical income statement categories as income from continuing operations. The gains or losses associated with these divested businesses are generally recorded in restructuring and other charges in the Statement of Consolidated Income. The segment operating results include the results of businesses classified as assets held for sale for all periods presented. Management expects that Alcoa will have continuing involvement with these businesses following the sale, primarily in the form of equity participation, or ongoing aluminum or other significant supply contracts.

Recently Adopted Accounting Standards. Alcoa adopted Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (SFAS 158), effective December 31, 2006. The adoption of SFAS 158 resulted in the following impacts: a reduction of $119 in existing prepaid pension costs and intangible assets, the recognition of $1,234 in accrued pension and postretirement liabilities, and a charge of $1,353 ($877 after-tax) to accumulated other comprehensive loss. See Note W for additional information.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (SAB 108). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for Alcoa for its December 31, 2006 year-end. The adoption of SAB 108 did not have a material impact on Alcoa’s consolidated financial statements.

On January 1, 2006, Alcoa adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)), which requires the company to recognize compensation expense for stock-based compensation based on the grant date fair value. SFAS 123(R) revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (APB 25). Alcoa elected the modified prospective application method for adoption, and prior period financial statements have not been restated. As a result of the implementation of SFAS 123(R), Alcoa recognized additional compensation expense of $29 ($19 after-tax) in 2006 comprised of $11 ($7 after-tax) and $18 ($12 after-tax) related to stock options and stock awards, respectively. See Note R for additional information.

Effective January 1, 2006, Alcoa adopted Emerging Issues Task Force (EITF) Issue No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry,” (EITF 04-6). EITF 04-6 requires that stripping costs incurred during the production phase of a mine are to be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. Upon adoption, Alcoa recognized a cumulative effect adjustment in the opening balance of retained earnings of $3, representing the reduction in the net book value of post-production stripping costs of $8, offset by a related deferred tax liability of $3 and minority interests of $2. Recently Issued Accounting Standards. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for Alcoa on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The adoption of SFAS 157 is not expected to have a material impact on Alcoa’s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109,” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. On January 17, 2007, the FASB affirmed its previous decision to make FIN 48 effective for fiscal years beginning after December 15, 2006. Accordingly, FIN 48 is effective for Alcoa on January 1, 2007. Management has determined that the adoption of FIN 48 will not have a material impact on Alcoa’s consolidated financial statements.

Reclassification. Certain amounts in previously issued financial statements were reclassified to conform to 2006 presentations. See Note B for further information.

B. Discontinued Operations and Assets Held for Sale

In the third quarter of 2006, Alcoa reclassified its home exteriors business to discontinued operations upon the signing of a definitive sale agreement with Ply Gem Industries, Inc. The sale of the home exteriors business was completed in the fourth quarter of 2006 (See Note F for additional details). In the first quarter of 2006, Alcoa reclassified the Hawesville, KY automotive casting facility to discontinued operations upon closure of the facility. The results of the Extruded and End Products segment and the Engineered Solutions segment have been reclassified to reflect the movement of the home exteriors business and the automotive casting facility, respectively, into discontinued operations. The consolidated financial statements for all prior periods presented have been reclassified to reflect these businesses in discontinued operations.

In the third quarter of 2005, Alcoa reclassified the imaging and graphics communications business of Southern Graphic Systems, Inc. (SGS) to discontinued operations based on the decision to sell the business. The results of the Packaging and Consumer segment were reclassified to reflect the movement of this business into discontinued operations. The sale was completed in the fourth quarter of 2005. The divestitures of the following businesses were completed in 2005: the telecommunications business, the protective packaging business, and the imaging and graphics communications business. See Note F for additional details.

In 2006, businesses classified as discontinued operations included the home exteriors business, the Hawesville, KY automotive casting facility, the wireless component of the telecommunications business and a small automotive casting business in the U.K.

The following table details selected financial information for the businesses included within discontinued operations in the Statement of Consolidated Income:

	2006	2005	2004
Sales	$517	$1,033	$1,352
(Loss) income from operations	$(26)	$38	$37
Gain on sale of businesses	176	50	8
Loss from impairment	(1)	(55)	(153)
Pretax income (loss)	149	33	(108)
(Provision)/benefit for taxes	(62)	(57)	6
Minority interests	—	2	43
Income (loss) from discontinued operations	$87	$(22)	$(59)

The income of $87 in discontinued operations in 2006 was comprised of a $110 gain related to the sale of the home exteriors business, offset by $20 of net operating losses and a loss of $3 related to the 2005 sale of the imaging and graphics communications business. The loss of $22 in discontinued operations in 2005 was comprised of $43 of net losses associated with businesses impaired or sold in 2005, including a $28 loss for asset impairments associated with the Hawesville, KY automotive casting facility, partially offset by $21 in net operating income. The loss of $59 in discontinued operations in 2004 was comprised of impairment losses of $89 to reflect the estimated fair values of the protective packaging and telecommunications businesses, as well as the U.K. automotive casting business, somewhat offset by $25 of net operating income of these businesses and a net gain of $5 on businesses sold in 2004.

In addition to the businesses discussed above, in the fourth quarter of 2006, Alcoa reclassified its soft alloy extrusion business to assets held for sale upon the determination that it would be disposed of including the signing of a letter of intent with Orkla ASA’s SAPA Group (Sapa) to create a joint venture that would combine the soft alloy extrusion business with Sapa’s Profiles extruded aluminum business (See Note D for additional information). This joint venture will be accounted for on the equity method. The consolidated financial statements for all prior periods presented have been reclassified to reflect these businesses as held for sale.

The major classes of assets and liabilities of operations held for sale in the Consolidated Balance Sheet are as follows:

December 31,	2006	2005
Assets:
Receivables, less allowances	$342	$329
Inventories	226	263
Properties, plants, and equipment, net	382	600
Goodwill	—	140
Other assets	29	45
Total assets held for sale	$979	$1,377
Liabilities:
Accounts payable, accrued expenses	$238	$319
Other liabilities	15	13
Total liabilities of operations held for sale	$253	$332

For all of the businesses to be divested, the fair values were estimated utilizing the best information available and accepted valuation techniques. The fair values that are ultimately realized upon the sale of the businesses to be divested may differ from the estimated fair values reflected in the consolidated financial statements.

C. Asset Retirement Obligations

Alcoa adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” (FIN 47), effective December 31, 2005. FIN 47 clarifies the accounting for conditional asset retirement obligations (CAROs), as referenced in SFAS No. 143, “Accounting for Asset Retirement Obligations.” A CARO is a legal obligation to perform an asset retirement activity in which the obligation is unconditional, but uncertainty exists about the timing and (or) method of settlement, which may or may not be under the control of Alcoa, and which prevents the reasonable estimation of the fair value of the CARO. Upon adoption, Alcoa recognized a cumulative effect adjustment of $2, consisting primarily of costs for regulated waste materials related to the demolition of certain power facilities. Pro forma amounts related to prior periods are not presented, as there is no impact on prior period financial statements.

In addition to the above CAROs, Alcoa has recorded AROs related to legal obligations associated with the normal operations of bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure.

The following table details the changes in the carrying amount of AROs and CAROs:

December 31,	2006	2005
Balance at beginning of year	$258	$233
Accretion expense	13	14
Payments	(42)	(31)
Liabilities incurred	51	46
Translation and other	11	(4)
Balance at end of year	$291	$258

D. Restructuring and Other Charges

Restructuring and other charges for each of the three years in the period ended December 31, 2006, were comprised of the following:

	2006	2005	2004
Asset impairments	$442	$86	$6
Layoff costs	107	238	40
Other costs	37	16	—
Gain on sale of specialty chemicals business	—	—	(53)
Reversals of previously recorded layoff and other exit costs*	(43)	(48)	(15)
Restructuring and other charges	$543	$292	$(22)
*	Reversals of previously recorded layoff and other exit costs resulted from changes in facts and circumstances that led to changes in estimated costs.

Employee termination and severance costs were recorded based on approved detailed action plans submitted by the operating locations that specified positions to be eliminated, benefits to be paid under existing severance plans, union contracts or statutory requirements, and the expected timetable for completion of the plans.

2006 Restructuring Program. In November 2006, Alcoa executed a plan to re-position several of its downstream operations in order to further improve returns and profitability, and to enhance productivity and efficiencies through a targeted restructuring of operations, and the creation of a soft alloy extrusion joint venture. The restructuring program encompassed identifying assets to be disposed of, plant closings and consolidations, and will lead to the elimination of approximately 6,700 positions across the company’s global businesses during the next year. Restructuring charges of $543 ($379 after-tax and minority interests) were recorded in 2006 and were comprised of the following components: $107 of charges for employee termination and severance costs spread globally across the company; $442 related to asset impairments for structures, machinery, equipment, and goodwill, more than half of which relates to the soft alloy extrusions business; and $37 for other exit costs, consisting primarily of accelerated depreciation associated with assets for which the useful life has been changed due to plans to close certain facilities in the near term and environmental clean-up costs. Partially offsetting these charges was $43 of income related to the reversal of previously recorded layoff and other exit costs resulting from new facts and circumstances that arose subsequent to the original estimates. Alcoa estimates that it will record additional charges of approximately $40 related to this restructuring program in 2007, consisting primarily of accelerated depreciation.

The significant components of the 2006 restructuring program were as follows:

– The hard and soft alloy extrusions businesses, included within the Extruded and End Products segment, were restructured through the following actions:

•

Alcoa signed a letter of intent with Sapa to create a joint venture that would combine its soft alloy extrusion business with Sapa’s Profiles extruded aluminum business. The new venture will be majority-owned by Orkla and operated by Sapa. It is anticipated that the joint venture will be formed early in 2007, subject to customary government approvals. Alcoa recorded an impairment charge of $301 (associated with the expected contribution of assets to the soft alloy joint venture and other assets to be disposed of) to reduce the carrying value of the soft alloy extrusions business’ assets to their estimated fair value.

•

Consolidation of selected operations within the global hard alloy extrusion production operations serving the aerospace, automotive and industrial products markets, resulting in charges of $7 for severance costs associated with the elimination of approximately 325 positions, primarily in the U.S. and Europe.

– Operations within the Flat-Rolled Products segment were affected by the following actions:

•

Restructuring of the can sheet operations resulting in the elimination of approximately 320 positions, including the closure of the Swansea facility in the United Kingdom in the first quarter of 2007, resulting in charges of $33, comprised of $16 for severance costs and $17 for other exit costs, including accelerated depreciation (approximately $20 primarily for accelerated depreciation will be recognized in 2007).

•

Conversion of the temporarily-idled San Antonio, Texas rolling mill into a temporary research and development facility serving Alcoa’s global flat-rolled products business, resulting in a $53 asset impairment charge as these assets have no alternative future uses.

•	Charges for asset impairments of $47 related to a global flat-rolled product asset portfolio review and rationalization.

– Restructuring and consolidation of the Engineered Solutions segment’s automotive and light vehicle wire harness and component operations, including the closure of the manufacturing operations of the AFL Seixal plant in Portugal and restructuring of the AFL light vehicle and component operations in the U.S. and Mexico, resulting in charges of $38, primarily related to severance charges for the elimination of approximately 4,800 positions (approximately $9 primarily for accelerated depreciation will be recognized in 2007).

– Reduction within the Primary Metals and Alumina segments’ operations by approximately 330 positions to further strengthen the company’s position on the global cost curve. This action resulted in charges of $44, consisting of $24 for asset impairments, $14 for severance costs and $6 for other exit costs.

– Consolidation of selected operations within the Packaging and Consumer segment, resulting in the elimination of approximately 440 positions and charges of $19, consisting of $10 related to severance costs and $9 for other exit costs, consisting primarily of accelerated depreciation (approximately $11 primarily for accelerated depreciation will be recognized in 2007).

– Restructuring at various other locations accounted for the remaining charges of $35, more than half of which are for severance costs related to approximately 400 layoffs and the remainder for asset impairments and other exit costs.

These terminations are expected to be completed in the next twelve months. As of December 31, 2006, 200 of the approximately 6,700 employees had been terminated. Approximately $2 of cash payments were made against the 2006 program reserves in 2006.

2005 Restructuring Program. As a result of the global realignment of Alcoa’s organization structure, designed to optimize operations in order to better serve customers, a restructuring plan was developed to identify opportunities to streamline operations on a global basis. The restructuring program consisted of the elimination of jobs across all segments of the company, various plant closings and consolidations, and asset disposals. Restructuring charges of $292 ($190 after-tax and minority interests) were recorded in 2005 and were comprised of the following components: $238 of charges for employee termination and severance costs associated with approximately 8,450 salaried and hourly employees, spread globally across the company; $86 related to asset impairments for structures, machinery, and equipment; and $16 for exit costs, consisting primarily of accelerated depreciation associated with assets for which the useful life has been changed due to plans to close certain facilities in the near term. Reversals of previously recorded layoff and other costs were primarily due to Alcoa’s decision to sell certain locations that it previously planned to shut down in 2005.

The significant components of the 2005 restructuring program were as follows:

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

– The global extruded and end products businesses were restructured to optimize operations and increase productivity and included the following actions:

•	Headcount reductions across various businesses resulted in a charge of $50 for the termination of 1,050 employees in the U.S., Europe, and Latin America.
•	Charges of $15 were recorded for asset disposals at various U.S. and European extrusion plants related to certain assets which the businesses have ceased to operate.

– The restructuring associated with the packaging and consumer businesses consisted of plant consolidations and closures designed to strengthen the operations, resulting in charges of $39, comprised of $23 for the termination of 1,620 employees primarily in the U.S., $8 for asset disposals, and $8 for other exit costs. Other exit costs primarily consisted of accelerated depreciation.

As of December 31, 2006, 5,380 of the approximately 8,450 employees had been terminated. In addition, it has been determined that approximately 1,500 of the approximately 8,450 employees will not be terminated due to natural attrition and other changes in facts and circumstances. Approximately $45 and $69 of cash payments were made against the 2005 program reserves in 2006 and 2005, respectively.

2004 Restructuring Program. During 2004, Alcoa recorded income of $22 ($41 after-tax and minority interests) for restructuring and other items. The income recognized was comprised of the following components: a gain of $53 ($61 after-tax and minority interests) on the sale of Alcoa’s specialty chemicals business and $15 resulting from adjustments to prior year reserves, offset by charges of $40 related to additional layoff reserves associated with approximately 4,100 hourly and salaried employees (located primarily in Mexico and the U.S.), as the company continued to focus on reducing costs, and $6 of asset impairments. The 2004 restructuring program is essentially complete.

While restructuring charges are not reflected in the segment results, the following table details what the impact of allocating these items to segment results would have been as follows:

	2006	2005	2004
Alumina	$4	$6	$(48)
Primary Metals	26	36	(1)
Flat-Rolled Products	134	15	1
Extruded and End Products	318	70	9
Engineered Solutions	37	109	8
Packaging and Consumer	15	39	10
Segment total	534	275	(21)
Corporate	9	17	(1)
Total restructuring and other charges	$543	$292	$(22)

Activity and reserve balances for restructuring charges are as follows:

	Employee termination and severance costs	Other exit costs	Total
Reserve balances at December 31, 2003	$47	$48	$95
2004:
Cash payments	(52)	(5)	(57)
2004 restructuring charges	40	—	40
Reversals of previously recorded restructuring charges	(11)	(4)	(15)
Reserve balances at December 31, 2004	24	39	63
2005:
Cash payments	(78)	(7)	(85)
2005 restructuring charges	238	6	244
Reversals of previously recorded restructuring charges	(48)	—	(48)
Reserve balances at December 31, 2005	136	38	174
2006:
Cash payments	(44)	(3)	(47)
2006 restructuring charges	107	17	124
Reversals of previously recorded restructuring charges	(31)	(12)	(43)
Reserve balances at December 31, 2006	$168	$40	$208

E. Goodwill and Other Intangible Assets

The following table details the changes in the carrying amount of goodwill:

December 31,	2006	2005
Balance at beginning of year	$6,108	$6,266
Acquisition of businesses	17	(27)
Divestiture of businesses	—	(16)
Translation and other adjustments	41	(115)
Balance at end of year	$6,166	$6,108

The divestiture of businesses is primarily related to the sale of railroad assets within the Primary Metals segment.

The following tables detail other intangible assets:

December 31, 2006	Gross carrying amount	Accumulated amortization
Computer software	$849	$(317)
Patents and licenses	153	(81)
Other intangibles	377	(132)
Total amortizable intangible assets	1,379	(530)
Indefinite-lived trade names and trademarks	158	—
Total other intangible assets	$1,537	$(530)

December 31, 2005	Gross carrying amount	Accumulated amortization
Computer software	$741	$(249)
Patents and licenses	153	(71)
Other intangibles	364	(116)
Total amortizable intangible assets	1,258	(436)
Indefinite-lived trade names and trademarks	165	—
Total other intangible assets	$1,423	$(436)

Computer software costs consisted primarily of software costs associated with an enterprise business solution (EBS) within Alcoa to drive common systems among all businesses. Other intangibles, recorded within other assets in the Consolidated Balance Sheet, consisted primarily of acquired customer relationship intangibles.

Amortization expense related to the intangible assets in the tables above for the years ended December 31, 2006, 2005, and 2004 was $93, $80, and $70, respectively. Amortization expense is expected to be in the range of approximately $95 to $105 annually from 2007 to 2011.

F. Acquisitions and Divestitures

2006 Acquisitions. In September 2006, Alcoa completed the acquisition of its 70% interest in the aluminum brazing sheet venture in Kunshan City, China. Alcoa will be the managing partner in the venture, with the remaining 30% shares held by Shanxi Yuncheng Engraving Group. The total acquisition price was approximately $61.

In June 2006, Alcoa completed the acquisition of the minority interests (including the purchase of certain raw material inventories) in its Intalco and Eastalco aluminum smelters in Ferndale, Washington, and Frederick, Maryland, respectively, in exchange for the assumption of certain liabilities related to the facilities and receipt of a net cash payment of $25.

2006 Divestitures. In October 2006, Alcoa completed the sale of the home exteriors business to Ply Gem

Industries, Inc. for $305 in cash and recognized a gain of $181 ($110 after-tax). The home exteriors business was reflected in discontinued operations in the consolidated financial statements.

2005 Acquisitions. In December 2005, Alcoa purchased the remaining 30% minority interest in the Alcoa Closure Systems International (Tianjin) Co., Ltd. joint venture owned by its partner, China Suntrust Investment Group Co., Ltd., for $7 in cash. The joint venture, established in 1994 to produce plastic closures for beverages, is now a wholly-owned subsidiary.

In October 2005, Alcoa completed the formation of Alcoa Bohai Aluminum Industries Company Limited, a consolidated joint venture between Alcoa and the China International Trust & Investment Corporation (CITIC). Alcoa holds a 73% interest and is the managing partner in the new venture, which produces aluminum rolled products at the Bohai plant in Qinghuangdao, China. Alcoa contributed an additional $118 in 2006 and is required to contribute an additional $27 in 2007 to the new entity. The transaction resulted in $2 of goodwill.

In June 2005, Alcoa completed the purchase of the remaining 40% interest in the Alcoa (Shanghai) Aluminum Products Ltd. joint venture from its partner Shanghai Light Industrial Equipment (Group) Company, Ltd. for $16 in cash. Alcoa (Shanghai) Aluminum Products Ltd. is now a wholly-owned subsidiary and will continue to sell foil products to customers throughout Asia. The transaction resulted in $2 of goodwill.

On March 31, 2005, Alcoa finalized an agreement with Fujikura Ltd. of Japan in which Alcoa obtained complete ownership of the AFL automotive business and Fujikura obtained complete ownership of the AFL telecommunications business through a tax-free exchange. Fujikura exchanged all of its AFL shares for shares of a new telecommunications entity and $176 in cash. The transaction resulted in a reduction of goodwill for the AFL automotive business of $44 based upon valuation and other studies. The agreement provides for a contingent payment to Fujikura in 2008 based upon the amount, if any, by which the average annual earnings from 2005 through 2007 for the automotive business exceed a targeted amount. This contingent payment, if paid, will be recorded as an adjustment to the transaction value. AFL automotive business results are recorded in the Engineered Solutions segment.

On January 31, 2005, Alcoa acquired two fabricating facilities located in the Russian Federation. The facilities, located in Belaya Kalitva and Samara, were purchased for $257 in cash. In connection with this transaction, Alcoa also made a $93 payment related to a long-term aluminum supply contract, which is recorded in other noncurrent assets in the consolidated financial statements. In January 2007, this $93 was repaid to Alcoa as allowed under the contract. The long-term aluminum supply contract remains in place. Goodwill of $4 was recorded on this transaction. The final allocation of the purchase price was based upon valuation and other studies, including environmental and other contingent liabilities, which were completed in 2006. The purchase agreement also provides for contingent payments over the next five years between 2006 and 2010, based on the performance of the Russian facilities, with a potential carryforward period of an additional five years. The maximum amount of total contingent payments is $85. These contingent payments, if paid, will be recorded as an adjustment to the purchase price. No contingent payments were made during 2005 or 2006.

The results of these facilities are recorded in the Flat-

Rolled Products segment, the Extruded and End Products segment, and the Engineered Solutions segment.

2005 Divestitures. In December 2005, Alcoa completed the sale of its imaging and graphics communications business, SGS, to Citigroup Venture Capital Equity Partners, LP for $408 in cash and recognized a gain of $63 ($9 after-tax). SGS was reflected in discontinued operations in the consolidated financial statements.

In September 2005, Alcoa sold its railroad assets to RailAmerica Transportation Corp., a subsidiary of RailAmerica Inc., for $78 in cash, resulting in a gain of $67 ($37 after-tax). Alcoa and RailAmerica have entered into long-term service agreements under which RailAmerica will provide services to Alcoa facilities that utilize the railroads.

In September 2005, Alcoa completed the sale of its protective packaging business to Forest Resources LLC for $13 in cash and recorded a loss of $6 ($4 after-tax). This business was reflected in discontinued operations in the consolidated financial statements.

In April 2005, Alcoa sold its stock in Elkem ASA (Elkem) to Orkla ASA for $869 in cash, resulting in a gain of $345 ($180 after-tax), which was recorded in other income in the Statement of Consolidated Income.

In January 2005, Alcoa sold its interest in Integris Metals Inc., a metals distribution joint venture in which Alcoa owned a 50% interest, to Ryerson Tull. The investment was sold for $410 in cash and the assumption of Integris’ debt, which was approximately $234. Alcoa received cash of $205, and no material gain or loss was recorded on the transaction.

2004 Acquisitions. During 2004, Alcoa completed two acquisitions at a cash cost of $2. None of these transactions had a material impact on Alcoa’s consolidated financial statements.

2004 Divestitures. In 2004, Alcoa substantially completed its 2002 plan to divest certain noncore businesses, as outlined below:

During the fourth quarter of 2004, Alcoa sold an extrusion facility in Brazil, and no material gain or loss was recorded on the transaction. Alcoa also sold 40% of its interest in the Juruti bauxite project in Brazil to Alumina Limited, its partner in Alcoa World Alumina and Chemicals (AWAC). Alcoa holds 60% of AWAC, and Alumina Limited holds the remaining 40%. In exchange for 40% of Alcoa’s interest in the Juruti project, Alumina Limited contributed $40 to AWAC, and Alcoa realized a gain of $37 ($37 after-tax) on the transaction.

During the second quarter of 2004, Alcoa sold its Russellville, AR and St. Louis, MO foil facilities and an extrusion facility in Europe for $37 in cash. Alcoa also sold its flexible packaging business in South America, which had been included in discontinued operations. There was no material gain or loss recognized on these transactions.

In the first quarter of 2004, Alcoa completed the sale of its specialty chemicals business to two private equity firms led by Rhone Capital LLC for an enterprise value of $342, which included the assumption of debt and other obligations. Alcoa received cash of $248 and recognized a gain of approximately $53 ($61 after-tax and minority interests) in restructuring and other charges in the Statement of Consolidated Income.

Additionally, in the first quarter of 2004, Alcoa sold two businesses that were included in discontinued operations: the packaging equipment business was sold for $44 in cash and resulted in the recognition of a gain of $15 ($10 after- tax), and the automotive fasteners business was sold for $17 in cash and notes receivable and resulted in an additional loss of $7 ($5 after-tax).

In connection with acquisitions made prior to 2004, Alcoa could be required to make additional contingent payments of approximately $248 from 2007 through 2008 based upon the achievement of various financial and operating targets. During 2006 and 2005, Alcoa made contingent payments in each year of $13 related to the Fairchild acquisition. These payments were recorded as adjustments to goodwill.

Pro forma results of the company, assuming all acquisitions had been made at the beginning of each period presented, would not have been materially different from the results reported.

G. Inventories

December 31,	2006	2005
Finished goods	$1,137	$918
Work in process	1,157	907
Bauxite and alumina	535	486
Purchased raw materials	729	667
Operating supplies	247	213
	$3,805	$3,191

Approximately 44% and 43% of total inventories at December 31, 2006 and 2005, respectively, were valued on a LIFO basis. If valued on an average-cost basis, total inventories would have been $1,077 and $836 higher at the end of 2006 and 2005, respectively.

H. Properties, Plants, and Equipment, at Cost

December 31,	2006	2005
Land and land rights, including mines	$472	$425
Structures	6,481	6,080
Machinery and equipment	18,762	17,208
	25,715	23,713
Less: accumulated depreciation and depletion	14,535	13,168
	11,180	10,545
Construction work in progress	3,633	2,026
	$14,813	$12,571

I. Investments

December 31,	2006	2005
Equity investments	$826	$631
Other investments	896	739
	$1,722	$1,370

Equity investments are primarily comprised of a 50% investment in Elkem Aluminium ANS, a joint venture between Alcoa and Elkem that owns and operates two aluminum smelters in Norway, and investments in several hydroelectric power construction projects in Brazil (See Note N for additional information). In 2005, Alcoa sold its 46.5% investment in Elkem and its 50% interest in Integris Metals Inc. (See Note F for additional information). During 2005, Alcoa recorded an impairment charge of $90 related to the closure of the Hamburger Aluminium-Werk facility, which was recorded in equity income.

Other investments are primarily comprised of Alcoa’s 8% interest in the Aluminum Corporation of China Limited (Chalco). The investment in Chalco is classified as an available-for-sale security and is carried at fair value, with unrealized gains/losses recorded in other comprehensive income. Cumulative unrealized gains, net of taxes, were $414 in 2006 and $318 in 2005.

J. Other Assets

December 31,	2006	2005
Intangibles, net (E)	$1,007	$987
Deferred income taxes	1,859	1,592
Prepaid pension benefit (W)	90	144
Deferred charges and other	1,390	1,334
	$4,346	$4,057

K. Debt

Long-Term Debt.

December 31,	2006	2005
4.25% Notes, due 2007	$792	$792
6.625% Notes, due 2008	150	150
7.375% Notes, due 2010	1,000	1,000
6.5% Notes, due 2011	1,000	1,000
6% Notes, due 2012	1,000	1,000
5.375% Notes, due 2013	600	600
6.5% Bonds, due 2018	250	250
6.75% Bonds, due 2028	300	300
Medium-term notes, due 2007–2013 (7.2% and 8.1% average rates)	73	110
Alcoa Alumínio 7.5% Export notes, due 2007–2008	40	58
Fair value adjustments	(57)	(37)
Other	140	111
	5,288	5,334
Less: amount due within one year	510	58
	$4,778	$5,276

The amount of long-term debt maturing in each of the next five years, including the effects of fair value adjustments, is $510 in 2007, $277 in 2008, $22 in 2009, $1,002 in 2010, and $1,001 in 2011. Of the outstanding $792 of 4.25% Notes due 2007, $333 was reflected as long-term on the December 31, 2006 Consolidated Balance Sheet due to the fact that this amount was refinanced with the new long-term debt instruments in January 2007. See Note Z for additional information and other events that occurred subsequent to December 31, 2006.

Alcoa Alumínio’s export notes are collateralized by receivables due under an export contract. Certain financial ratios must be maintained, including the maintenance of a minimum debt service ratio, as well as a certain level of tangible net worth of Alumínio and its subsidiaries. The tangible net worth calculation excludes the effects of foreign currency changes.

The fair value adjustments result from changes in the carrying amounts of certain fixed-rate borrowings that have been designated as being hedged. Of the $(57) in 2006, $(111) related to outstanding hedges and $54 related to hedges that were settled early. Of the $(37) in 2005, $(100) related to outstanding hedges and $63 related to hedges that were settled early. The adjustments for hedges that were settled early are being recognized as reductions of interest expense over the remaining maturity of the related debt (through 2028). See Note X for additional information on interest rate swaps.

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

Commercial Paper. Commercial paper was $1,472 at December 31, 2006 and $912 at December 31, 2005. The commercial paper outstanding at December 31, 2006 included $1,132 that was classified as long-term on the Consolidated Balance Sheet because this amount was refinanced with new long-term debt instruments in January 2007 (See Note Z for additional information). Commercial paper matures at various times within one year and had an annual weighted average interest rate of 5.1% and 4.3% during 2006 and 2005, respectively. Alcoa maintains $3,000 of revolving-credit agreements with varying expiration dates as backup to its commercial paper program. In April 2005, Alcoa refinanced its $1,000 revolving-credit agreement that was to expire in April 2005 into a new $1,000 revolving-credit agreement that will expire in April 2010. Alcoa also has a $1,000 revolving-credit agreement that will expire in April 2008 and a $1,000 revolving-credit agreement that will expire in April 2009. Under these agreements, a certain ratio of indebtedness to consolidated net worth must be maintained. There were no amounts outstanding under the revolving-credit agreements at December 31, 2006 and 2005. The interest rate on the agreements expiring in 2008 and 2009, if drawn upon, is Libor plus 17 basis points, which is subject to adjustment if Alcoa’s credit rating changes, to a maximum interest rate of Libor plus 83.5 basis points. The interest rate on the agreement expiring in 2010, if drawn upon, is Libor plus 18 basis points, which is subject to adjustment if Alcoa’s credit rating changes, to a maximum interest rate of Libor plus 60 basis points.

Short-Term Borrowings. Short-term borrowings were $475 and $296 at December 31, 2006 and 2005, respectively. These amounts included $300 and $233 at December 31, 2006 and 2005, respectively, related to accounts payable settlement arrangements with certain vendors and third-party intermediaries.

L. Other Noncurrent Liabilities and Deferred Credits

December 31,	2006	2005
Deferred alumina sales revenue	$156	$164
Deferred aluminum sales revenue	113	186
Environmental remediation (Y)	285	350
Deferred credits	78	88
Asset retirement obligations	258	234
Other noncurrent liabilities	1,133	798
	$2,023	$1,820

M. Minority Interests

The following table summarizes the minority shareholders’ interests in the equity of consolidated subsidiaries:

December 31,	2006	2005
Alcoa of Australia	$1,031	$888
Alcoa World Alumina LLC	341	236
Other	428	241
	$1,800	$1,365

During 2006, Alcoa received $342 in contributions from minority shareholders’ related to Alcoa World Alumina LLC and other interests in Brazil, Norway, Russia and China.

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

Alcoa Aluminio S.A. (Aluminio), a wholly-owned subsidiary of Alcoa, is a participant in several hydroelectric power construction projects in Brazil for purposes of increasing its energy self-sufficiency and providing a long-term, low-cost source of power for its facilities. The Machadinho and Barra Grande projects have been completed. Aluminio’s investment participation in these projects is 27.23% for Machadinho and 42.18% for Barra Grande.

Aluminio committed to taking a share of the output of the Machadinho project, completed in 2002, for 30 years at cost (including cost of financing the project). In the event that other participants in this project fail to fulfill their financial responsibilities, Aluminio may be required to fund a portion of the deficiency. In accordance with the agreement, if Aluminio funds any such deficiency, its participation and share of the output from the project will increase proportionately.

Barra Grande operations started up in November 2005 and full capacity was reached in February 2006. With Machadinho and Barra Grande, Aluminio’s current power self-sufficiency is approximately 38%, to meet a total energy demand of approximately 690 megawatts from Brazilian primary plants. Aluminio accounts for the Machadinho and Barra Grande hydroelectric projects on the equity method. Its total investment in these projects was $175 and $152 at December 31, 2006 and December 31, 2005, respectively. Alcoa’s maximum exposure to loss on these completed projects is $491, which represents Alcoa’s investment and guarantees of debt.

In the first quarter of 2006, Aluminio acquired an additional 6.41% share in the Estreito hydroelectric power project, reaching 25.49% of total participation in the consortium. This additional share entitles Aluminio to 38 megawatts of assured energy. The project will have total installed capacity of 1,087 megawatts and assured power of 589 megawatts. In December 2006, the consortium obtained the environmental installation license, after completion of certain socioeconomic and cultural impact studies as required by a governmental agency. Construction is expected to begin in the first quarter of 2007.

In October of 2004, Alcoa agreed to acquire a 20% interest in a consortium formed to acquire the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in Western Australia in exchange for an initial cash investment of $17, which was classified as an equity investment. Alcoa has made additional contributions of $26 and $19 in 2006 and 2005, respectively, and committed to invest an additional $63 to be paid as the pipeline expands through 2009. The investment in the DBNGP was made in order to secure a competitively priced long-term supply of natural gas to Alcoa’s refineries in Western Australia. In addition to its equity ownership, Alcoa has an agreement to purchase gas transmission services from the DBNGP. Alcoa’s maximum exposure to loss on the investment and the related contract is approximately $340.

In July 2006, the European Commission (EC) announced that it has opened an investigation to establish whether an extension of the regulated preferential electricity tariff granted by Italy to some energy intensive industries complies with European Union state aid rules. The new Italian power tariff modifies the preferential tariff that was in force until December 31, 2005 and extends it through 2010. Alcoa has been operating in Italy for more than 10 years under a power supply structure approved by the EC in 1996. That measure, like the new one, was based on Italian state legislation that provides a competitive power supply to the primary aluminum industry and is not considered state aid by the Italian Government. The EC’s announcement states that it has doubts about the measure’s compatibility with European Union legislation and concerns about distortion of competition in the European market of primary aluminum, where energy is an important part of the production costs. The opening of an in-depth investigation gives interested parties the opportunity to comment on the proposed measures. It does not prejudge the outcome of the procedure. It is Alcoa’s understanding that the Italian Government’s continuation of the electricity tariff was done in conformity with all applicable laws and regulations. Alcoa believes that the total potential impact from a loss of the tariff would be approximately $17 (pre-tax) per month in higher power costs at its Italian smelters. While Alcoa believes that any additional cost would only be assessed prospectively from the date of the EC’s decision on this matter, it is possible that the EC could rule that the assessment must be retroactively applied to January 2006. A decision by the EC is not expected until mid to late 2007.

Alcoa is party to unconditional purchase obligations for energy that expire between 2007 and 2017. Commitments related to these contracts total $88 in 2007, $67 in 2008, $65 in 2009, $56 in 2010, $56 in 2011, and $151 thereafter. Expenditures under these contracts totaled $86 in 2006, $26 in 2005, and $23 in 2004. Additionally, Alcoa has entered into other purchase commitments for energy and raw materials which total $4,610 in 2007, $2,295 in 2008, $1,736 in 2009, $1,147 in 2010, $1,103 in 2011, and $8,347 thereafter.

Alcoa has standby letters of credit related to environmental, insurance, and other activities. The total amount committed under these letters of credit, which expire at various dates in 2007 through 2014, was $444 at December 31, 2006.

Alcoa has issued guarantees, primarily related to project financing for the Machadinho and Barra Grande hydro-

electric power projects in Brazil. The total amount committed under these guarantees, which expire at various dates in 2007 through 2018, was $498 at December 31, 2006.

O. Other Income, Net

	2006	2005	2004
Equity income	$72	$26	$145
Interest income	89	65	41
Foreign currency losses	(48)	(27)	(30)
Net gains on sales of assets	25	406	44
Net gain on early retirement of debt and interest rate swap settlements (K)	—	—	58
Other income	55	10	12
	$193	$480	$270

Interest income in 2006 included $15 of interest earned related to a Brazilian court settlement. Other income in 2006 included $45 in dividend income related to Alcoa’s stake in Chalco.

Equity income in 2005 included an impairment charge of $90 related to the closure of the Hamburger Aluminium-Werk facility in Hamburg, Germany. The charge was comprised of $65 for asset impairments and $25 for employee layoff costs and other shutdown costs. Net gains on sales of assets in 2005 included the $345 gain on the sale of Alcoa’s stake in Elkem and the $67 gain on the sale of railroad assets.

Net gains on sales of assets in 2004 included the sale of Alcoa’s 40% interest in the Juruti bauxite project in Brazil, which resulted in a $37 gain. In 2004, Alcoa recognized a gain of $58 on the early retirement of long-term debt and the associated settlement of interest rate swaps.

P. Cash Flow Information

Cash payments for interest and income taxes are as follows:

	2006	2005	2004
Interest, net of amount capitalized	$550	$386	$318
Income taxes, net of amount refunded	695	413	294

The details related to acquisitions are as follows:

	2006	2005	2004
Fair value of assets acquired	$84	$373	$7
Liabilities assumed	(91)	(102)	(5)
Minority interests	—	190	—
Cash (received) paid	(7)	461	2
Less: cash acquired	—	—	—
Net cash (received) paid	$(7)	$461	$2

Q. Segment and Geographic Area Information

Alcoa is primarily a producer of aluminum products. Aluminum and alumina represent approximately three-fourths of Alcoa’s revenues. Nonaluminum products include precision castings, industrial fasteners, consumer products, food service and flexible packaging products, plastic closures, and electrical distribution systems for cars and trucks. Alcoa’s segments are organized by product on a worldwide basis. Alcoa’s management reporting system evaluates performance based on a number of factors; however, the primary measure of performance is the after-tax operating income (ATOI) of each segment. Certain items such as interest income, interest expense, foreign currency translation gains/losses, certain effects of LIFO inventory accounting, minority interests, restructuring and other charges, discontinued operations, and accounting changes are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative expenses and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments, and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate, assets held for sale, and other amounts.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note A). Transactions among segments are established based on negotiation among the parties. Differences between segment totals and Alcoa’s consolidated totals for line items not reconciled are primarily due to corporate allocations.

Alcoa’s products are used worldwide in packaging, consumer products, transportation (including aerospace, automotive, truck trailer, rail, and shipping), building and construction, and industrial applications. Total exports from the U.S. from continuing operations were $2,588 in 2006, $2,021 in 2005, and $1,825 in 2004.

In January 2005, Alcoa realigned its organization structure, creating global groups to better serve customers and increase the ability to capture efficiencies. As a result, certain reportable segments have been reorganized to reflect the new organization. The businesses within the former Engineered Products segment and the Other “group” have been realigned to form the new Extruded and End Products segment and the new Engineered Solutions segment. Amounts for 2004 have been reclassified to reflect these changes. Additionally, the Alumina and Chemicals segment has been renamed the Alumina segment, to reflect the sale of the specialty chemicals business.

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

Primary Metals. This segment consists of Alcoa’s worldwide smelter system. Primary Metals receives alumina, primarily from the Alumina segment, and produces primary aluminum to be used by Alcoa’s fabricating businesses, as well as sold to external customers, aluminum traders, and commodity markets.

Results from the sale of aluminum powder, scrap, and excess power are also included in this segment, as well as the results of aluminum derivative contracts. Primary aluminum produced by Alcoa and used internally is transferred to other segments at prevailing market prices. The sale of primary aluminum represents approximately 90% of this segment’s third-party sales.

Flat-Rolled Products. This segment’s principal business is the production and sale of aluminum plate, sheet, and foil. This segment includes rigid container sheet (RCS), which is sold directly to customers in the packaging and consumer market and is used to produce aluminum beverage cans. Seasonal increases in RCS sales are generally experienced in the second and third quarters of the year. This segment also includes sheet and plate used in the transportation, building and construction, and distribution markets (mainly used in the production of machinery and equipment and consumer durables), of which approximately two-thirds is sold directly to customers, while the remainder is sold through distributors. Approximately two-thirds of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining one-third of third-party sales consists of RCS. While the customer base for flat-rolled products is large, a significant amount of sales of RCS, sheet, and plate is to a relatively small number of customers.

Extruded and End Products. This segment consists of extruded products, some of which are further fabricated into a variety of end products, and includes hard- and soft-alloy extrusions and architectural extrusions. These products primarily serve the building and construction, distribution, aerospace, automotive, and commercial transportation markets. These products are sold directly to customers and through distributors.

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

Alcoa’s reportable segments, as reclassified for discontinued operations and assets held for sale, are as follows:

Segment information	Alumina	Primary Metals	Flat- Rolled Products	Extruded and End Products	Engineered Solutions	Packaging and Consumer	Total
2006
Sales:
Third-party sales	$2,785	$6,171	$8,297	$4,419	$5,456	$3,235	$30,363
Intersegment sales	2,144	6,208	246	99	—	—	8,697
Total sales	$4,929	$12,379	$8,543	$4,518	$5,456	$3,235	$39,060
Profit and loss:
Equity (loss) income	$(2)	$82	$(2)	$—	$(4)	$1	$75
Depreciation, depletion, and amortization	192	395	219	118	169	124	1,217
Income taxes	428	726	68	18	101	33	1,374
ATOI	1,050	1,760	255	60	331	95	3,551
Assets:
Capital expenditures	$837	$1,440	$399	$135	$139	$90	$3,040
Equity investments	238	568	—	—	8	3	817
Goodwill	16	930	178	88	2,553	818	4,583
Total assets	5,250	10,530	5,192	1,178	5,972	2,757	30,879
2005
Sales:
Third-party sales	$2,130	$4,698	$6,836	$3,729	$5,032	$3,139	$25,564
Intersegment sales	1,707	4,808	128	64	—	—	6,707
Total sales	$3,837	$9,506	$6,964	$3,793	$5,032	$3,139	$32,271
Profit and loss:
Equity (loss) income	$—	$(12)	$—	$—	$1	$1	$(10)
Depreciation, depletion, and amortization	172	368	217	119	176	126	1,178
Income taxes	246	307	111	20	89	50	823
ATOI	682	822	288	39	203	105	2,139
Assets:
Capital expenditures	$608	$869	$185	$114	$131	$100	$2,007
Equity investments	215	384	4	—	8	3	614
Goodwill	15	923	158	98	2,503	814	4,511
Total assets	4,268	8,566	3,963	884	5,733	2,787	26,201
2004
Sales:
Third-party sales	$1,975	$3,806	$5,962	$3,387	$4,563	$2,923	$22,616
Intersegment sales	1,418	4,335	89	54	—	—	5,896
Total sales	$3,393	$8,141	$6,051	$3,441	$4,563	$2,923	$28,512
Profit and loss:
Equity income (loss)	$1	$58	$(1)	$—	$—	$1	$59
Depreciation, depletion, and amortization	153	326	198	113	188	126	1,104
Income taxes	240	314	75	22	96	72	819
ATOI	632	808	246	62	216	141	2,105
Assets:
Capital expenditures	$339	$281	$153	$99	$103	$73	$1,048
Equity investments	187	563	6	—	6	2	764
Goodwill	15	931	168	102	2,603	834	4,653
Total assets	3,605	8,121	3,672	752	5,701	2,805	24,656

The following tables reconcile segment information to consolidated totals:

	2006	2005	2004
Sales:
Total sales	$39,060	$32,271	$28,512
Elimination of intersegment sales	(8,697)	(6,707)	(5,896)
Corporate	16	4	(7)
Consolidated sales	$30,379	$25,568	$22,609
Net income:
ATOI	$3,551	$2,139	$2,105
Unallocated amounts (net of tax):
Impact of LIFO	(170)	(99)	(73)
Interest income	58	42	26
Interest expense	(250)	(220)	(176)
Minority interests	(436)	(259)	(245)
Corporate expense	(317)	(312)	(283)
Restructuring and other charges	(379)	(197)	23
Discontinued operations	87	(22)	(59)
Accounting change	—	(2)	—
Other	104	163	(8)
Consolidated net income	$2,248	$1,233	$1,310
Assets:
Total segment assets	$30,879	$26,201	$24,656
Elimination of intersegment receivables	(727)	(193)	(438)
Unallocated amounts:
Cash, cash equivalents, and short-term investments	512	769	463
Deferred tax assets	2,241	1,783	1,871
Corporate goodwill	1,583	1,597	1,613
Corporate fixed assets	791	753	595
LIFO reserve	(1,077)	(836)	(670)
Assets held for sale	979	1,377	1,953
Other	2,002	2,245	2,566
Consolidated assets	$37,183	$33,696	$32,609

Geographic information for revenues and long-lived assets is as follows:

	2006	2005	2004
Revenues:
U.S.	$17,141	$14,923	$13,660
Australia	3,160	2,464	1,971
Spain	1,813	1,451	1,307
Hungary	1,148	855	604
Brazil	1,093	787	603
United Kingdom	956	887	830
Germany	768	779	770
Other	4,284	3,418	2,871
	$30,363	$25,564	$22,616
Long-lived assets:*
U.S.	$10,892	$10,907	$11,271
Australia	3,029	2,703	2,262
Canada	2,437	2,508	2,537
Brazil	1,525	1,116	797
Iceland	1,274	505	108
United Kingdom	754	686	796
Other	3,374	2,462	2,305
	$23,285	$20,887	$20,076
*	Long-lived assets include intangible assets.

R. Preferred and Common Stock

Preferred Stock. Alcoa has two classes of preferred stock. Serial preferred stock has 660,000 shares authorized with a par value of $100 per share and an annual $3.75 cumulative dividend preference per share. There were 546,024 of such shares outstanding at the end of each year presented. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

Common Stock. There are 1.8 billion shares authorized at a par value of $1 per share, and 924,574,538 shares were issued at the end of each year presented. As of December 31, 2006, 126 million shares of common stock were reserved for issuance under Alcoa’s stock-based compensation plans. Alcoa issues treasury shares for the exercise of employee stock options. Alcoa has a policy of repurchasing shares to cover the dilution associated with option exercises and expects to repurchase shares in an amount that approximates options exercised each year.

In addition to this policy, Alcoa has an existing share repurchase program that authorizes the repurchase of up to 50 million shares of common stock from time to time and has no expiration date. As of December 31, 2006, approximately 33 million shares have been repurchased under this program. In January 2007, Alcoa announced a new share repurchase program that authorizes the repurchase of up to 10% of the company’s outstanding common stock at December 31, 2006 over the next three years.

Share Activity (number of shares)

	Common stock
	Treasury	Net outstanding
Balance at end of 2003	(56,083,852)	868,490,686
Treasury shares purchased	(1,777,354)	(1,777,354)
Stock issued:
Compensation plans	4,266,751	4,266,751
Balance at end of 2004	(53,594,455)	870,980,083
Treasury shares purchased	(4,334,000)	(4,334,000)
Stock issued:
Compensation plans	3,622,430	3,622,430
Balance at end of 2005	(54,306,025)	870,268,513
Treasury shares purchased	(9,100,000)	(9,100,000)
Stock issued:
Compensation plans	6,571,031	6,571,031
Balance at end of 2006	(56,834,994)	867,739,544

Stock options under Alcoa’s stock-based compensation plans have been granted at not less than market prices on the dates of grant. Beginning in 2006, performance stock options were granted to certain individuals. The final number of options granted is based on the outcome of Alcoa’s annual return on capital results against the results of a comparator group of companies. However, an individual can earn a minimum number of options if Alcoa’s return on capital meets or exceeds its cost of capital. Stock option features based on date of original grant are as follows:

Date of original grant	Vesting	Term	Reload feature
2002 and prior	One year	10 years	One reload over option term
2003	3 years (1/3 each year)	10 years	One reload in 2004 for 1/3 vesting in 2004
2004 and forward	3 years (1/3 each year)	6 years	None

In addition to the stock options described above, Alcoa granted stock awards that vest in three years from the date of grant. Certain of these stock awards were granted with the same performance conditions described above for performance stock options.

In 2006, plan participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable. This choice resulted in an increased stock award expense in comparison to 2005.

The following table summarizes the total compensation expense recognized for all stock options and stock awards:

	2006	2005	2004
Compensation expense reported in income:
Stock option grants	$11	$—	$—
Stock award grants	61	25	14
Total compensation expense before income taxes	72	25	14
Income tax benefit	24	9	5
Total compensation expense, net of income tax benefit	$48	$16	$9

Prior to January 1, 2006, no stock-based compensation expense was recognized for stock options. As a result of the implementation of SFAS 123(R), Alcoa recognized additional compensation expense of $11 ($7 after-tax) in 2006 related to stock options. This amount impacted basic and diluted earnings per share by $.01. There was no stock-based compensation expense capitalized in 2006, 2005 or 2004. Alcoa’s net income and earnings per share for 2005 and 2004 would have been reduced to the pro forma amounts shown below if employee stock option compensation expense had been determined based on the grant date fair value in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123.”

	2005	2004
Net income, as reported	$1,233	$1,310
Add: stock-option compensation expense reported in net income, net of income tax	—	—
Less: stock-option compensation expense determined under the fair value method, net of income tax	63	35
Pro forma net income	$1,170	$1,275
Basic earnings per share:
As reported	$1.41	$1.50
Pro forma	1.34	1.46
Diluted earnings per share:
As reported	1.40	1.49
Pro forma	1.33	1.45

As of January 1, 2005, Alcoa switched from the Black-Scholes pricing model to a lattice model to estimate fair value at the grant date for future option grants. The fair value of each option is estimated on the date of grant or subsequent reload using the lattice pricing model with the following assumptions:

	2006	2005	2004
Weighted average fair value per option	$5.98	$6.18	$7.72
Average risk-free interest rate	4.42-4.43%	2.65-4.2%	2.1%
Expected dividend yield	2.0%	1.8%	1.6%
Expected volatility	27-32%	27-35%	32%
Expected annual forfeiture rate	3%	—	—
Expected exercise behavior	23%	32%	—
Expected life (years):
New option grants	3.6	3.8	3.0
Reload option grants	—	—	3.0

The range of risk-free interest rates is based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. Expected dividend yield is based on a five-year average. Expected volatility is based on historical and implied volatilities over the term of the option. Alcoa utilizes historical option exercise and forfeiture data to estimate expected annual pre and post-vesting forfeitures. The expected exercise behavior assumption represents a weighted average exercise ratio of gains resulting from historical employee exercise behavior. The 2006 expected exercise behavior assumption is based on exercise patterns for grants issued from 2000 forward.

The activity for stock options is as follows (shares and aggregate intrinsic value in millions):

	2006	2005	2004
Outstanding, beginning of year:
Number of options	88.6	89.6	87.8
Weighted average exercise price	$33.50	$33.34	$32.50
Granted:
Number of options	3.2	7.0	8.8
Weighted average exercise price	$29.15	$29.48	$35.63
Exercised:
Number of options	(6.8)	(3.7)	(5.6)
Weighted average exercise price	$23.82	$20.14	$23.34
Expired or forfeited:
Number of options	(5.0)	(4.3)	(1.4)
Weighted average exercise price	$35.99	$35.34	$37.87
Outstanding, end of year:
Number of options	80.0	88.6	89.6
Weighted average exercise price	$33.97	$33.50	$33.34
Exercisable, end of year:
Number of options	77.0	84.4	73.5
Weighted average exercise price	$34.17	$34.03	$34.39

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $61, $31 and $68 respectively. The cash received from exercises for the year ended December 31, 2006 was $156, and the tax benefit realized was $17.

The following tables summarize certain stock option information at December 31, 2006 (shares and intrinsic value in millions):

Options Fully Vested and/or Expected to Vest*

Range of exercise price	Number	Weighted average contractual life	Weighted average exercise price	Intrinsic Value
$ 4.38 - $12.15	0.1	0.89	$11.67	$2
$12.16 - $19.93	0.9	1.01	17.03	12
$19.94 - $27.71	9.4	4.82	22.29	73
$27.72 - $35.49	23.2	3.34	30.83	8
$35.50 - $45.59	46.4	3.06	38.29	—
Total	80.0	3.35	33.97	$95
*	Expected forfeitures are immaterial to the company and are not reflected in the table above.

Options Fully Vested and Exercisable

Range of exercise price	Number	Weighted average contractual life	Weighted average exercise price	Intrinsic Value
$ 4.38 - $12.15	0.1	0.89	$11.67	$2
$12.16 - $19.93	0.9	1.01	17.03	12
$19.94 - $27.71	9.3	4.82	22.26	72
$27.72 - $35.49	20.3	3.10	31.08	5
$35.50 - $45.59	46.4	3.06	38.29	—
Total	77.0	3.28	34.17	$91

Beginning in January of 2004, in addition to stock option awards, the company has granted stock awards and performance share awards. Both vest three years from the date of grant. Performance share awards are issued at target and the final award amount is determined at the end of the performance period.

The following table summarizes the outstanding stock and performance share awards (shares in millions):

	Stock Awards	Performance Share Awards	Total	Weighted average FMV per award
Outstanding, January 1, 2006	2.1	0.5	2.6	$31.66
Granted	2.3	0.3	2.6	29.06
Forfeited	(0.3)	—	(0.3)	30.68
Performance share adjustment	—	(0.2)	(0.2)	29.54
Outstanding, December 31, 2006	4.1	0.6	4.7	30.38

At December 31, 2006, there was $10 (pre-tax) of unrecognized compensation expense related to stock option grants, and $49 (pre-tax) of unrecognized compensation expense related to stock award grants. These expenses are expected to be recognized over a weighted average period of 1.8 years. As of December 31, 2006, the following table summarizes the unrecognized compensation expense expected to be recognized in future periods.

Stock-based compensation expense (pre-tax)
2007	$34
2008	24
2009	1
Totals	$59

S. Earnings Per Share

Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive share equivalents outstanding.

The information used to compute basic and diluted EPS on income from continuing operations is as follows (shares in millions):

	2006	2005	2004
Income from continuing operations	$2,161	$1,257	$1,369
Less: preferred stock dividends	2	2	2
Income from continuing operations available to common shareholders	$2,159	$1,255	$1,367
Average shares outstanding—basic	869	872	870
Effect of dilutive securities:
Shares issuable upon exercise of dilutive stock options	6	5	7
Average shares outstanding—diluted	875	877	877

Options to purchase 59 million, 73 million, and 56 million shares of common stock at an average exercise price of $37.03, $36.02, and $38.05 per share were outstanding as of December 31, 2006, 2005, and 2004, respectively, were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares.

T. Income Taxes

The components of income from continuing operations before taxes on income were as follows:

	2006	2005	2004
U.S.	$374	$220	$257
Foreign	3,058	1,750	1,896
	$3,432	$1,970	$2,153

The provision (benefit) for taxes on income from continuing operations consisted of the following:

	2006	2005	2004
Current:
U.S. federal*	$30	$(50)	$174
Foreign	918	482	445
State and local	(44)	38	15
	904	470	634
Deferred:
U.S. federal*	(120)	25	(161)
Foreign	(26)	(28)	54
State and local	77	(13)	12
	(69)	(16)	(95)
Total	$835	$454	$539

*	Includes U.S. taxes related to foreign income

Included in discontinued operations is a tax cost of $62 in 2006 and $57 in 2005, and a tax benefit of $6 in 2004.

The exercise of employee stock options generated a tax benefit of $17 in 2006, $9 in 2005, and $21 in 2004. This amount was credited to additional capital and reduced current taxes payable.

Reconciliation of the U.S. federal statutory rate to Alcoa’s effective tax rate for continuing operations is as follows:

	2006	2005	2004
U.S. federal statutory rate	35.0%	35.0%	35.0%
Taxes on foreign income	(7.3)	(7.5)	(9.6)
Permanent differences on asset disposals	0.6	2.4	(1.1)
Audit and other adjustments to prior years’ accruals*	(3.4)	(7.0)	0.7
Other	(0.6)	0.1	—
Effective tax rate	24.3%	23.0%	25.0%
*	2006 and 2005 include the finalization of certain tax reviews and audits, decreasing the effective tax rate by approximately 1.7% and 6.2%, respectively.

The components of net deferred tax assets and liabilities are as follows:

	2006		2005
December 31,	Deferred tax assets	Deferred tax liabilities	Deferred tax assets		Deferred tax liabilities
Depreciation	$—	$1,390	$—		$1,422
Employee benefits	1,794	—	1,452		—
Loss provisions	417	—	388		—
Deferred income/expense	51	99	26		97
Tax loss carryforwards	717	—	755	*	—
Tax credit carryforwards	321	—	229	*	—
Unrealized gains on available-for-sale securities	—	222	—		171
Derivatives and hedging activities	185	—	—		53
Other	196	69	286	*	147
	3,681	1,780	3,135		1,890
Valuation allowance	(536)	—	(467	)*	—
	$3,145	$1,780	$2,668		$1,890
*	These amounts have been revised from the prior year presentation to include amounts previously excluded to reflect them on a “gross” basis. Such amounts were not included in the valuation allowance balances nor in the related gross deferred tax asset balances in the prior year financial statements, but were instead reflected as a reduction of the deferred tax assets, effectively presenting them on a “net” basis. The change to “gross” rather than “net” presentation of these amounts had no impact on reported income tax expense for any period.

Of the total deferred tax assets associated with the tax loss carryforwards, $175 expires over the next ten years, $322 over the next 20 years, and $220 is unlimited. Of the tax credit carryforwards, $85 is unlimited, with the balance expiring over the next fifteen years. Generally, the valuation allowance relates to loss carryforwards because the ability to generate sufficient future income in some jurisdictions is uncertain. Approximately $23 of the valuation allowance relates to acquired companies for which subsequently recognized benefits will reduce goodwill.

The cumulative amount of Alcoa’s foreign undistributed net earnings for which no deferred taxes have been provided was $8,470 at December 31, 2006. Management has no plans to distribute such earnings in the foreseeable future. It is not practical to determine the deferred tax liability on these earnings.

U. Lease Expense

Certain equipment, ocean vessels, and warehousing and office space are under operating lease agreements. Total expense from continuing operations for all leases was $286 in 2006, $261 in 2005 and $245 in 2004. Under long-term operating leases, minimum annual rentals are $245 in 2007, $199 in 2008, $170 in 2009, $155 in 2010, $182 in 2011, and a total of $396 for 2012 and thereafter.

V. Interest Cost Components

	2006	2005	2004
Amount charged to expense	$384	$339	$271
Amount capitalized	128	58	27
	$512	$397	$298

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

Alcoa adopted SFAS 158 effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. Following the adoption of SFAS 158, additional minimum pension liabilities (AML) and related intangible assets are no longer recognized. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. The adoption of SFAS 158 resulted in the following impacts: a reduction of $119 in existing prepaid pension costs and intangible assets, the recognition of $1,234 in accrued pension and postretirement liabilities, and a charge of $1,353 ($877 after-tax) to accumulated other comprehensive loss. See the table labeled “Change due to the AML and adoption of SFAS 158 at December 31, 2006” for details of these impacts.

Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for Alcoa for its December 31, 2008 year-end. The funded status of the majority of Alcoa’s pension and other postretirement benefit plans are currently measured as of December 31.

Obligations and Funded Status

	Pension benefits		Postretirement benefits
December 31,	2006	2005	2006	2005
Change in projected benefit obligation
Benefit obligation at beginning of year	$11,332	$10,751	$3,654	$3,827
Service cost	209	209	32	33
Interest cost	628	619	208	216
Amendments	32	—	(89)	(26)
Actuarial (gains) losses	(3)	487	56	(47)
Acquisitions	—	20	—	—
Divestitures	—	(5)	1	(1)
Benefits paid, net of participants’ contributions	(717)	(685)	(354)	(349)
Other transfers, net	—	—	—	—
Exchange rate	133	(64)	1	1
Projected benefit obligation at end of year	$11,614	$11,332	$3,509	$3,654
Change in plan assets
Fair value of plan assets at beginning of year	$9,323	$8,800	$170	$157
Actual return on plan assets	1,001	866	19	13
Acquisitions	—	16	—	—
Employer contributions	369	383	—	—
Participants’ contributions	30	26	—	—
Benefits paid	(719)	(690)	—	—
Administrative expenses	(20)	(24)	—	—
Other transfers, net	—	—	—	—
Exchange rate	113	(54)	—	—
Fair value of plan assets at end of year	$10,097	$9,323	$189	$170
Funded status	$(1,517)	$(2,009)	$(3,320)	$(3,484)
Amounts attributed to joint venture partners	12	12	10	36
Net funded status	(1,505)	(1,997)	(3,310)	(3,448)
Unrecognized net actuarial loss	1,856	2,187	999	1,028
Unrecognized net prior service cost (benefit)	66	51	(123)	(37)
Less: Amounts attributed to joint venture partners	11	2	4	(2)
Net amount recognized	$406	$239	$(2,438)	$(2,455)
Amounts recognized in the Consolidated Balance Sheet consist of:
Before the adoption of SFAS 158
Prepaid benefit	$157	$144	$—	$—
Accrued benefit liability	(1,233)	(1,654)	(2,438)	(2,455)
Intangible asset	52	31	—	—
Accumulated other comprehensive loss	1,430	1,718	—	—
Net amount recognized	$406	$239	$(2,438)	$(2,455)
After the adoption of SFAS 158
Noncurrent assets	$90	$—	$—	$—
Current liabilities	(28)	—	(354)	—
Noncurrent liabilities	(1,567)	—	(2,956)	—
Net amount recognized	$(1,505)	$—	$(3,310)	$—
Amounts recognized in Accumulated Other Comprehensive Income consist of:
Net actuarial loss	$1,856	$—	$999	$—
Prior service cost (benefit)	66	—	(123)	—
Total, before tax effect	1,922	—	876	—
Less: Amounts attributed to joint venture partners	11	—	4	—
Net amount recognized, before tax effect	$1,911	$—	$872	$—

The December 31, 2006 and 2005 postretirement benefit obligations and the net amount recognized have each decreased by $2 due to the reclassification of assets held for sale.

	Balance Prior to AML & SFAS 158 Adjustments	AML Adjustments	Balance Prior to SFAS 158 Adjustments	SFAS 158 Adjustments	Balance After AML & SFAS 158 Adjustments
Change due to the AML and adoption of SFAS 158 at December 31, 2006
Pension benefits
Prepaid pension costs*	$157	$—	$157	$(67)	$90
Intangible assets*	54	(2)	52	(52)	—
Accrued compensation and retirement costs	(219)	—	(219)	191	(28)
Accrued pension benefits	(1,168)	154	(1,014)	(553)	(1,567)

Accumulated other comprehensive loss (before tax and minority interests)	$1,582	$(152)	$1,430	$481	$1,911
Deferred tax assets*	549	(55)	494	159	653
Minority interests	—	—	—	12	12
Accumulated other comprehensive loss (after-tax and minority interests)	$1,033	$(97)	$936	$310	$1,246

Postretirement benefits
Other current liabilities	$(354)	$—	$(354)	$—	$(354)
Accrued postretirement benefits	(2,084)	—	(2,084)	(872)	(2,956)

Accumulated other comprehensive loss (before tax and minority interests)	$—	$—	$—	$872	$872
Deferred tax assets*	—	—	—	305	305
Accumulated other comprehensive loss (after-tax and minority interests)	$—	$—	$—	$567	$567

* Included in Other assets on the Consolidated Balance Sheet

Components of Net Periodic Benefit Costs

	Pension benefits			Postretirement benefits
	2006	2005	2004	2006	2005	2004
Service cost	$209	$209	$204	$32	$33	$31
Interest cost	628	619	617	208	216	221
Expected return on plan assets	(740)	(719)	(719)	(15)	(14)	(13)
Amortization of prior service cost (benefit)	14	22	39	10	4	(6)
Recognized actuarial loss	118	95	61	63	59	46
Net periodic benefit costs	$229	$226	$202	$298	$298	$279

Amounts Expected to be Recognized in Net Periodic Benefit Costs

	Pension benefits	Postretirement benefits
	2007	2007
Prior service cost (benefit) recognition	$11	$(6)
Actuarial loss recognition	121	49

For pension benefits, a decrease in the minimum pension liability resulted in a credit to shareholders’ equity of $184 in 2006, $97 of which is due to the remeasurement at December 31, 2006. The adoption of SFAS 158 resulted in a charge to shareholders’ equity of $310. The charge to shareholders’ equity at December 31, 2006 as a result of the decrease in the minimum pension liability and the adoption of SFAS 158 is $213. The net charge to shareholders’ equity in 2006 is $126. An increase in the liability in 2005 resulted in $148 charge in 2005. For postretirement benefits, the adoption of SFAS 158 resulted in a charge to shareholders’ equity of $567 in 2006.

The projected benefit obligation for all defined benefit pension plans was $11,614 and $11,332 at December 31, 2006 and 2005, respectively. The accumulated benefit obligation for all defined benefit pension plans was $11,187 and $10,876 at December 31, 2006 and 2005, respectively.

The aggregate projected benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $11,365 and $9,817, respectively, as of December 31, 2006, and $11,071 and $8,982, respectively, as of December 31, 2005. The aggregate accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $10,413 and $9,244, respectively, as of December 31, 2006, and $10,163 and $8,504, respectively, as of December 31, 2005.

The unrecognized net actuarial loss for pension benefit plans at December 31, 2006 of $1,851 has primarily resulted from the overall decline in interest rates over the past five years. To the extent those losses exceed certain thresholds, the excess will continue to be recognized as

prescribed under SFAS No. 87, “Employers’ Accounting for

Pensions.” Generally, these amounts are amortized over the estimated future service of plan participants, which is 12 years.

The benefit obligation for postretirement benefit plans and net amount recognized were $3,509 and $3,310, respectively, as of December 31, 2006, and $3,654 and $2,455, respectively, as of December 31, 2005. Of the net amount recognized, the noncurrent and current amounts were $2,956 and $354, respectively, as of December 31, 2006, and $2,103 and $352, respectively, as of December 31, 2005.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

Currently, Alcoa pays a portion of the prescription drug cost for certain retirees. The benefits were determined to be actuarially equivalent based on an analysis of Alcoa’s existing prescription drug plan provisions and claims experience as compared to the Medicare Part D prescription drug benefit that was effective in 2006.

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

The net periodic benefit cost for postretirement benefits for the years ended December 31, 2006 and 2005 reflected a reduction of $53 and $24, respectively, related to the recognition of the federal subsidy under Medicare Part D. Subsequent net periodic postretirement benefit costs will be adjusted to reflect the lower interest cost due to the lower APBO. To the extent deferred gains and losses exceed certain thresholds, the excess will continue to be recognized as prescribed under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

The unrecognized net actuarial loss for postretirement benefit plans at December 31, 2006 of $999 primarily resulted from the overall decline in interest rates over the past five years. To the extent those losses exceed certain thresholds, the excess will continue to be recognized. Generally, these amounts are amortized over the estimated future service of plan participants, which is 12 years.

The four-year labor agreement between Alcoa and the United Steelworkers that was ratified on June 22, 2006 required a remeasurement of certain pension and postretirement benefit plans liabilities due to plan amendments. The discount rate was updated from the December 31, 2005 rate of 5.7% to 6.5% at May 31, 2006. The remeasurement resulted in a decrease in the pension and postretirement obligations of $276 and $76, respectively. The decrease in the liabilities reduces the plans’ unrecognized net actuarial losses. To the extent that the unrecognized net actuarial losses exceed certain thresholds, the excess will continue to be recognized as prescribed under SFAS No. 87 and SFAS No. 106. Generally, these amounts are amortized over the estimated future service of plan participants. The net periodic benefit cost increases were approximately $4 for pension and $23 for postretirement plans, $15 of which was included in the second quarter of 2006. Other comprehensive income included $94 due to the reduction in the minimum pension liability, primarily resulting from the remeasurement of the plan liability.

Assumptions

Weighted average assumptions used to determine benefit obligations are as follows:

December 31,	2006	2005
Discount rate	5.95%	5.70%
Rate of compensation increase	4.00	4.00

The discount rate is determined using a yield curve model developed by the company’s external actuaries. The plans’ projected benefit obligation cash flows are discounted using yields on high quality corporate bonds to produce a single equivalent rate. The plans’ cash flows have an average duration of 11 years. The rate of compensation increase is based upon actual experience.

Weighted average assumptions used to determine the net periodic benefit cost are as follows:

	2006	2005	2004
Discount rate	5.70%	6.00%	6.25%
Expected long-term return on plan assets	9.00	9.00	9.00
Rate of compensation increase	4.00	4.50	5.00

The expected long-term return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy. The 10-year moving average of actual performance has consistently exceeded 9% over the past 20 years.

Assumed health care cost trend rates are as follows:

	2006	2005	2004
Health care cost trend rate assumed for next year	7.0%	8.0%	8.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%	5.0%
Year that the rate reaches the rate at which it is assumed to remain	2011	2010	2009

The health care cost trend rate in the calculation of the 2005 benefit obligation was 8.0% from 2005 to 2006 and 7.0% from 2006 to 2007. Actual annual company health care trend experience over the past three years has ranged from 0% to 5.3%. The 7% trend rate will be maintained for 2007.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in these assumed rates would have the following effects:

	1% increase	1% decrease
Effect on total of service and interest cost components	$3	$(3)
Effect on postretirement benefit obligations	46	(42)

Plan Assets

Alcoa’s pension and postretirement plans’ investment policy, weighted average asset allocations at December 31, 2006 and 2005, and target allocations for 2007, by asset category, are as follows:

		Plan assets at December 31,		Target %
Asset category	Policy range	2006	2005	2007
Equity securities	35– 60%	57%	57%	48%
Debt securities	30– 55%	34	34	40
Real estate	5– 15%	5	5	6
Other	0– 15%	4	4	6
Total		100%	100%	100%

The basic goal underlying the pension plan and postretirement plans investment policy is to ensure that the assets of the plans, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plans as those obligations come due. Investment practices must comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and any other applicable laws and regulations.

Numerous asset classes with differing expected rates of return, return volatility, and correlations are utilized to reduce risk by providing diversification. Debt securities comprise a significant portion of the portfolio due to their plan-liability-matching characteristics and to address the plans’ cash flow requirements. Additionally, diversification of investments within each asset class is utilized to further reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. Currently, the use of derivative instruments is not significant when compared to the overall investment portfolio.

Cash Flows

In 2006, contributions to Alcoa’s pension plans were $397, of which $236 was voluntary. The minimum required cash contribution to the pension plans in 2007 is estimated to be $219.

Benefit payments expected to be paid to plan participants and expected subsidy receipts are as follows:

Year ended December 31,	Pension benefits	Post- retirement benefits	Subsidy receipts
2007	$740	$354	$25
2008	750	350	25
2009	770	350	25
2010	790	345	30
2011	810	340	30
2012 through 2016	4,270	1,650	180
	$8,130	$3,389	$315

Other Plans

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $134 in 2006, $127 in 2005, and $118 in 2004.

X. Derivatives and Other Financial Instruments

Derivatives. Alcoa uses derivative financial instruments for purposes other than trading. Fair value gains (losses) of material hedging contracts were as follows:

	2006	2005
Aluminum	$(453)	$4
Interest rates	(111)	(100)
Other commodities, principally energy related	(134)	201
Currencies	91	83

Aluminum consists of hedge contracts with gains of $105. This is offset by losses on embedded derivatives in power contracts in Iceland and Brazil and our share of losses on hedge contracts of Norwegian smelters that are accounted for under the equity method.

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

Interest Rates. Alcoa uses interest rate swaps to help maintain a strategic balance between fixed- and floating-rate debt and to manage overall financing costs. As of December 31, 2006, the company had pay floating, receive fixed interest rate swaps that were designated as fair value hedges. These hedges effectively convert the interest rate from fixed to floating on $2,500 of debt, through 2018. See Note K for additional information on interest rate swaps and their effect on debt and interest expense.

Currencies. Alcoa uses cross-currency interest rate swaps that effectively convert its U.S. dollar denominated debt into Brazilian reais debt at local interest rates.

There were no transactions that ceased to qualify as a fair value hedge in 2006 and 2005.

Cash Flow Hedges

Interest Rates. There were no cash flow hedges of interest rate exposures outstanding as of December 31, 2006 and 2005. Alcoa previously used interest rate swaps to establish fixed interest rates on anticipated borrowings between June 2005 and June 2006. Due to a change in forecasted borrowing requirements, resulting from the early retirement of debt in June 2004 and a forecasted increase in future operating cash flows resulting from improved market conditions, it was judged no longer probable that the anticipated borrowings would occur in 2005 and 2006. Therefore, Alcoa recognized $33 of gains that had been deferred on previously settled swaps and $44 of additional gains to terminate the remaining interest rate swaps. These gains were recorded in other income in the second quarter of 2004.

Currencies. Alcoa is subject to exposure from fluctuations in foreign currency exchange rates. Foreign currency exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts cover periods commensurate with known or expected exposures, generally within three years. The U.S. dollar notional amount of all foreign currency contracts was approximately $154 and $240 as of December 31, 2006 and 2005, respectively. The majority of these contracts were hedging foreign currency exposure in Brazil.

Commodities. Alcoa anticipates the continued requirement to purchase aluminum and other commodities such as natural gas, fuel oil, and electricity for its operations. Alcoa enters into futures and forward contracts to reduce volatility in the price of these commodities.

Other

Alcoa has also entered into certain derivatives to minimize its price risk related to other customer sales and pricing arrangements. Alcoa has not qualified these contracts for hedge accounting treatment and therefore, the fair value gains and losses on these contracts are recorded in earnings. The impact to earnings was a gain of $37 in 2006 and $29 in 2004. The earnings impact was not significant in 2005.

Alcoa has entered into power supply and other contracts that contain pricing provisions related to the London Metal Exchange (LME) aluminum price. The LME-linked pricing features are considered embedded derivatives. A majority of these embedded derivatives have been designated as cash flow hedges of future sales of aluminum. Gains and losses on the remainder of these embedded derivatives are recognized in earnings. The impact to earnings was a loss of $38 in 2006, $21 in 2005 and $24 in 2004.

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

See Notes A and K for further information on Alcoa’s hedging and derivatives activities.

Other Financial Instruments. The carrying values and fair values of Alcoa’s financial instruments are as follows:

	2006		2005
December 31,	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$506	$506	$762	$762
Short-term investments	6	6	7	7
Noncurrent receivables	139	139	138	138
Available-for-sale investments	891	891	733	733
Short-term debt	510	510	58	58
Short-term borrowings	475	475	296	296
Commercial paper	1,472	1,472	912	912
Long-term debt	4,778	4,992	5,276	5,576

The methods used to estimate the fair values of certain financial instruments follow.

Cash and Cash Equivalents, Short-Term Investments, Short-Term Debt, Short-Term Borrowings, and Commercial Paper. The carrying amounts approximate fair value because of the short maturity of the instruments. The commercial paper outstanding at December 31, 2006 included $1,132 that was classified as long-term on the Consolidated Balance Sheet because this amount was refinanced with new long-term debt instruments in January 2007 (See Note Z for additional information). However, this classification does not impact the actual maturity of the commercial paper for purposes of estimating fair value.

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

Y. Environmental Matters

Alcoa continues to participate in environmental assessments and cleanups at a number of locations. These include approximately 34 owned or operating facilities and adjoining properties, approximately 35 previously owned or operating facilities and adjoining properties and approximately 65 waste sites, including Superfund sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information.

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

Massena, NY—Alcoa has been conducting investigations and studies of the Grasse River, adjacent to Alcoa’s Massena, NY plant site, under order from the U.S. Environmental Protection Agency (EPA) issued under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund. Sediments and fish in the river contain varying levels of PCBs.

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

In June of 2003, based on river observations during the spring of 2003, the EPA requested that Alcoa gather additional field data to assess the potential for sediment erosion from winter river ice formation and breakup. The results of these additional studies, submitted in a report to the EPA in April of 2004, suggest that this phenomenon has the potential to occur approximately every 10 years and may impact sediments in certain portions of the river under all remedial scenarios. The EPA informed Alcoa that a final remedial decision for the river could not be made without substantially more information, including river pilot studies on the effects of ice formation and breakup on each of the remedial techniques. Alcoa submitted to the EPA and the EPA approved a Remedial Options Pilot Study (ROPS) to gather this information. The scope of this study includes sediment removal and capping, the installation of an ice control structure, and significant monitoring.

In May of 2004, Alcoa agreed to perform the study at an estimated cost of $35. Most of the construction work was completed in 2005 with monitoring work proposed through 2008. The findings will be incorporated into a revised Analysis of Alternatives Report, which is expected to be submitted in 2008. This information will be used by the EPA to propose a remedy for the entire river. Alcoa adjusted the reserves in the second quarter of 2004 to include the $35 for the ROPS. This was in addition to the $30 previously reserved.

The reserves for the Grasse River were re-evaluated in the fourth quarter of 2006 and an adjustment of $4 was made. This adjustment is to cover commitments made to the EPA for additional investigation work, for the on-going monitoring program including that associated with the ROPS program, to prepare a revised Analysis of Alternatives Report, and for an interim measure that involves, annually, the mechanical ice breaking of the river to prevent the formation of ice jams until a permanent remedy is selected. This reserve adjustment is intended to cover these commitments through 2008 when the revised Analysis of Alternatives report will be submitted.

With the exception of the natural recovery remedy, none of the existing alternatives in the 2002 Analysis of Alternatives Report are more probable than the others and the results of the ROPS are necessary to revise the scope and estimated cost of many of the current alternatives.

The EPA’s ultimate selection of a remedy could result in additional liability. Alcoa may be required to record a subsequent reserve adjustment at the time the EPA’s Record of Decision is issued, which is expected in 2008 or later.

Sherwin, TX—In connection with the sale of the Sherwin alumina refinery in Texas, which was required to be divested as part of the Reynolds merger in 2000, Alcoa has agreed to retain responsibility for the remediation of the then existing environmental conditions, as well as a pro rata share of the final closure of the active waste disposal areas, which remain in use. Alcoa’s share of the closure costs is proportional to the total period of operation of the active waste disposal areas. Alcoa estimated its liability for the active disposal areas by making certain assumptions about the period of operation, the amount of material placed in the area prior to closure, and the appropriate technology, engineering, and regulatory status applicable to final closure. The most probable cost for remediation has been reserved. It is reasonably possible that an additional liability, not expected to exceed $75, may be incurred if actual experience varies from the original assumptions used.

East St. Louis, IL—In response to questions regarding environmental conditions at the former East St. Louis, IL operations, Alcoa entered into an administrative order with the EPA in December 2002 to perform a remedial investigation and feasibility study of an area used for the disposal of bauxite residue from historic alumina refining operations. A draft feasibility study was submitted to the EPA in April 2005. The feasibility study includes remedial alternatives that range from no further action at $0 to significant grading, stabilization, and water management of the bauxite residue disposal areas at $75. Because the selection of the $0 alternative was considered remote, Alcoa increased the environmental reserve for this location by $15 in the second quarter of 2005, representing the low end of the range of possible alternatives which met the remedy selection criteria, as no alternative could be identified as more probable than the others. The EPA has not completed a final review of the feasibility study and the EPA’s selection of a remedy could result in additional liability. Alcoa may be required to record a subsequent reserve adjustment at the time the EPA’s Record of Decision is issued.

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

Alcoa’s remediation reserve balance was $334 and $389 at December 31, 2006 and December 31, 2005 (of which $49 and $39 was classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. In 2006, the remediation reserve was decreased by approximately $14 due to an adjustment for the ongoing monitoring program at the Massena, NY facility and an adjustment for the liabilities at the Russian fabricating facilities acquired in January 2005. The adjustment to the reserve for the Russian fabricating facilities was made after further investigations were completed whereby Alcoa was able to obtain additional information about the environmental condition and the associated liabilities with these facilities. The adjustment for the acquired facilities was recorded as an opening balance sheet adjustment and had no impact on net income. Remediation expenses charged against the reserve were approximately $41 in 2006, $53 in 2005, and $46 in 2004.

These amounts include expenditures currently mandated, as well as those not required by any regulatory authority or third-party.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be approximately 2% of cost of goods sold.

Z. Subsequent Events

In January 2007, Alcoa completed a public debt offering under its existing shelf registration statement for $2,000 in new senior notes. The $2,000 is comprised of $750 of 5.55% Notes due 2017, $625 of 5.9% Notes due 2027, and $625 of 5.95% Notes due 2037 (collectively, the “Senior Notes”). A portion of the net proceeds from the Senior Notes was used by Alcoa to repay $1,132 of its commercial paper outstanding as of December 31, 2006 in January 2007. Additionally, Alcoa used a portion of the net proceeds to pay $338 related to its recently announced tender offer (see below). The $1,132 was reflected as long-term on the December 31, 2006 Consolidated Balance Sheet due to the fact that this amount was refinanced with new long-term debt instruments. The remaining net proceeds were used to repay new commercial paper that was borrowed in January 2007 prior to the issuance of the Senior Notes and for general corporate purposes. The financing costs paid associated with the issuance of the Senior Notes will be deferred and amortized to interest expense using the effective interest method over the terms of the Senior Notes, along with the original issue discounts.

Also in January 2007, Alcoa commenced a tender offer (the “Offer”) to purchase for cash any and all of its 4.25% Notes due 2007 (the “2007 Notes”). The Offer expired at the close of business on January 30, 2007, and $333 of the aggregate outstanding principal amount of the 2007 Notes was validly tendered and accepted. At December 31, 2006, the 2007 Notes had an outstanding balance of $792 and an original maturity of August 15, 2007. The $333 was reflected as long-term on the December 31, 2006 Consolidated Balance Sheet due to the fact that this amount was refinanced with new long-term debt instruments. Alcoa paid a total of $338 to the holders of the tendered notes which includes accrued and unpaid interest through February 1, 2007. An immaterial gain was recognized for the early retirement of the $333 principal amount.

Lastly, in January 2007, Alcoa announced that it has commenced offers to exchange up to $500 of each of its outstanding 7.375% Notes due 2010, 6.5% Notes due 2011 and 6% Notes due 2012 (collectively, the “old notes”) for up to $1,500 of new Notes due 2019 and 2022 (collectively, the “new notes”). At December 31, 2006, each of the old notes had an outstanding balance of $1,000. Consummation of the exchange offers is subject to a number of conditions, including the absence of certain adverse legal and market developments and the issuance of at least $500 principal amount of each series of new notes. For each $1,000 (in whole dollars) principal amount of old notes validly tendered and accepted, Alcoa will exchange $1,000 (in whole dollars) principal amount of new notes of a series plus a cash amount equal to the total exchange price, which will be based on a fixed-spread pricing formula that will be calculated on February 15, 2007. The exchange offers included an early participation payment provision, which expired on February 5, 2007, and $483 of 7.375% Notes due 2010, $417 of 6.5% Notes due 2011 and $479 of 6% Notes due 2012 were validly tendered and accepted under this provision and may no longer be withdrawn. The exchange offers will expire at midnight, Eastern Standard Time, on February 20, 2007, unless extended or earlier terminated. The new notes will bear interest at a fixed annual rate determined two business days prior to the expiration of the exchange offers. The new notes will not be registered under the Securities Act of 1933. Alcoa will enter into a registration rights agreement pursuant to which Alcoa will agree to file a registration statement with the Securities and Exchange Commission with respect to the new notes.

Supplemental Financial Information (unaudited)

The supplemental financial information for all periods presented has been reclassified to reflect assets held for sale and discontinued operations. See Note B to the Consolidated Financial Statements for further information.

Quarterly Data

(dollars in millions, except per-share amounts)

	First	Second	Third	Fourth	Year
2006
Sales	$7,111	$7,797	$7,631	$7,840	$30,379
Income from continuing operations	614	749	540	258	2,161
(Loss) income from discontinued operations (B)	(6)	(5)	(3)	101	87
Net income	608	744	537	359	2,248

Earnings (loss) per share:
Basic:
Income from continuing operations	.71	.86	.62	.30	2.49
(Loss) income from discontinued operations	(.01)	(.01)	—	.11	.10
Net income	.70	.85	.62	.41	2.59
Diluted:
Income from continuing operations	.70	.85	.62	.29	2.47
(Loss) income from discontinued operations	(.01)	—	(.01)	.12	.10
Net income	.69	.85	.61	.41	2.57

	First	Second	Third	Fourth	Year
2005
Sales	$6,099	$6,532	$6,401	$6,536	$25,568
Income from continuing operations	269	490	285	213	1,257
(Loss) income from discontinued operations (B)	(9)	(30)	4	13	(22)
Cumulative effect of accounting change (C)	—	—	—	(2)	(2)
Net income	260	460	289	224	1,233

Earnings (loss) per share:
Basic:
Income from continuing operations	.31	.56	.33	.24	1.44
(Loss) income from discontinued operations	(.01)	(.03)	—	.02	(.03)
Cumulative effect of accounting change	—	—	—	—	—
Net income	.30	.53	.33	.26	1.41
Diluted:
Income from continuing operations	.31	.56	.32	.24	1.43
(Loss) income from discontinued operations	(.01)	(.04)	.01	.02	(.03)
Cumulative effect of accounting change	—	—	—	—	—
Net income	.30	.52	.33	.26	1.40

Number of Employees

	2006	2005	2004
U.S.	43,400	45,300	47,800
Other Americas	33,400	35,800	35,200
Europe	37,100	39,300	28,500
Pacific	9,100	8,600	7,500
	123,000	129,000	119,000

Stock Performance Graphs (unaudited)

The following graphs compare the most recent five-year and 10-year performance of Alcoa Inc. common stock with (1) the Standard & Poor’s 500® Index and (2) the Standard & Poor’s 500® Materials Index. Alcoa Inc. is a component of the Standard & Poor’s 500® Materials Index, a group of 33 companies which closely mirror the companies we use for return on capital comparisons to establish performance awards for senior management.

Five-Year Cumulative Total Return

Based upon an initial investment of $100 on December 31, 2001 with dividends reinvested.

As of December 31,	2001	2002	2003	2004	2005	2006
Alcoa Inc.	$100	$65	$112	$94	$91	$94
S&P 500®	100	78	100	111	117	135
S&P 500® Materials Index	100	95	131	148	154	183

10-Year Cumulative Total Return

Based upon an initial investment of $100 on December 31, 1996 with dividends reinvested.

As of December 31,	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Alcoa Inc.	$100	$112	$121	$273	$224	$242	$158	$270	$228	$219	$226
S&P 500®	100	133	171	208	189	166	129	167	185	194	224
S&P 500® Materials Index	100	108	102	127	107	111	105	145	164	172	204

Copyright © 2007, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

Source: Georgeson Shareholder Communications, Inc.

Shareowner Information

Annual Meeting

The annual meeting of shareowners will be at 9:30 a.m. Friday, April 20, 2007, at the Westin Convention Center Hotel Pittsburgh.

Company News

Visit www.alcoa.com for Securities and Exchange Commission (SEC) filings, quarterly earnings reports, and other company news.

Copies of the annual report and Forms 10-K and 10-Q may be requested at no cost at www.alcoa.com or by writing to Corporate Communications at the corporate center address.

Investor Information

Securities analysts and investors may write to Director –Investor Relations, Alcoa, 390 Park Avenue, New York, NY 10022-4608, call 1 212 836 2674, or e-mail investor.relations@alcoa.com.

Other Publications

For more information on Alcoa Foundation and Alcoa community investments, visit www.alcoa.com under “community.”

For Alcoa’s 2006 Sustainability Highlights Report, visit www.alcoa.com or write Director – Sustainability, Alcoa, 390 Park Avenue, New York, NY 10022-4608 or e-mail sustainability@alcoa.com.

Dividends

Alcoa’s objective is to pay common stock dividends at rates competitive with other investments of equal risk and consistent with the need to reinvest earnings for long-term growth. In January 2007, Alcoa’s Board of Directors approved a 13% increase in the quarterly common stock dividend from 15 cents per share to 17 cents per share. Quarterly dividends are paid to shareowners of record at each quarterly distribution date.

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

Computershare Trust Company, N.A. at 1 800 317 4445 (in the U.S. and Canada) or 1 781 575 2724 (all other calls) or through the Computershare Web site at www.computershare.com

Telecommunications Device for the Deaf (TDD):

1 800 952 9245

For shareowner questions on other matters related to Alcoa, write to Corporate Secretary, Alcoa, 390 Park Avenue, New York, NY 10022-4608, call 1 212 836 2732, or email corporate.secretary@alcoa.com.

Stock Listing

Common: New York Stock Exchange Preferred: American Stock Exchange Ticker symbol: AA

Quarterly Common Stock Information

	2006			2005
Quarter	High	Low	Dividend	High	Low	Dividend
First	$32.20	$28.39	$.15	$32.29	$28.01	$.15
Second	36.96	28.55	.15	31.80	25.91	.15
Third	34.00	26.60	.15	29.98	23.81	.15
Fourth	31.33	26.39	.15	29.84	22.28	.15

Year	$36.96	$26.39	$.60	$32.29	$22.28	$.60

Common Share Data

	Estimated number of shareowners*	Average shares outstanding (000)
2006	248,000	868,820
2005	271,000	871,721
2004	295,000	869,907
2003	278,400	853,352
2002	273,000	845,439

*	These estimates include shareowners who own stock registered in their own names and those who own stock through banks and brokers.

Corporate Center

Alcoa

201 Isabella St.

Pittsburgh, PA 15212-5858

Telephone: 1 412 553 4545

Fax: 1 412 553 4498

Internet: www.alcoa.com

Alcoa Inc. is incorporated in the Commonwealth of Pennsylvania.