Form 10-K, Exhibit 13
period 2007-12-31
ALCOA INC
filed 2008-02-15
CIK 4281

Selected Financial Data (in millions, except per-share amounts and ingot prices)	Exhibit 13

For the year ended December 31,	2007	2006	2005	2004	2003
Sales	$30,748	$30,379	$25,568	$22,609	$20,282
Income from continuing operations	2,571	2,161	1,257	1,369	1,012
(Loss) income from discontinued operations	(7)	87	(22)	(59)	(27)
Cumulative effect of accounting changes	—	—	(2)	—	(47)
Net income	2,564	2,248	1,233	1,310	938
Earnings (loss) per share:
Basic:
Income from continuing operations	$2.98	$2.49	$1.44	$1.57	$1.18
Income (loss) from discontinued operations	—	.10	(.03)	(.07)	(.03)
Cumulative effect of accounting changes	—	—	—	—	(.06)
Net income	$2.98	$2.59	$1.41	$1.50	$1.09
Diluted:
Income from continuing operations	$2.95	$2.47	$1.43	$1.56	$1.18
Income (loss) from discontinued operations	—	.10	(.03)	(.07)	(.04)
Cumulative effect of accounting changes	—	—	—	—	(.06)
Net income	$2.95	$2.57	$1.40	$1.49	$1.08
Alcoa’s average realized price per metric ton of aluminum	$2,784	$2,665	$2,044	$1,867	$1,543
LME average 3-month price per metric ton of aluminum ingot	2,661	2,594	1,900	1,721	1,428
Cash dividends paid per common share	$.68	$.60	$.60	$.60	$.60
Total assets	38,803	37,183	33,696	32,609	31,711
Short-term borrowings	569	462	285	258	63
Commercial paper	856	1,472	912	630	—
Long-term debt, including amounts due within one year	6,573	5,287	5,334	5,398	7,210

The financial information for all prior periods presented has been reclassified to reflect assets held for sale. See Note B to the Consolidated Financial Statements for additional information.

In addition to the operational results presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations, other significant items that impacted results included, but were not limited to, the following:

2007:	Sale of a significant investment in China, restructuring and other charges associated with the disposition and planned sale of businesses, including a related discrete income tax charge, a goodwill impairment charge based on a certain business review, and costs resulting from an acquisition offer for Alcan Inc.
2006:	Disposition of a non-core business, restructuring and other charges, including impairment charges associated with the formation of a joint venture and other assets to be disposed of, and lower income tax expense associated with discrete items
2005:	Acquisitions and dispositions of businesses, restructuring and other charges, the sale of investments, and a tax benefit resulting from the finalization of certain tax reviews and audits
2004:	Disposition of businesses, restructuring and other charges, changes in the provision for income taxes, the restructuring of debt and associated settlement of interest rate swaps, the effects of the Bécancour strike, the sale of a portion of Alcoa’s interest in the Juruti bauxite project, environmental charges, the termination of an alumina tolling arrangement, and discontinued operations
2003:	Acquisitions and dispositions of businesses, restructuring and other charges, insurance settlements related to environmental matters, changes in the provision for income taxes, discontinued operations, and the adoption of a new accounting standard

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(dollars in millions, except per-share amounts and ingot prices; production and shipments in thousands of metric tons [kmt])

Forward-Looking Statements

Certain statements in this report under this caption and elsewhere relate to future events and expectations and, as such, constitute forward-looking statements. Forward-looking statements also include those containing such words as “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects,” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements of Alcoa Inc. and its subsidiaries (“Alcoa” or the “company”) to be different from those expressed or implied in the forward-looking statements. For a discussion of some of the specific factors that may cause such a difference, see Note N to the Consolidated Financial Statements and the disclosures included under Segment Information, Market Risks and Derivative Activities, and Environmental Matters. For additional information on forward-looking statements and risk factors, see Alcoa’s Form 10-K, Part I, Item 1A for the year ended December 31, 2007. Alcoa disclaims any intention or obligation (other than as required by law) to update or revise any forward-looking statements.

Overview

Our Business

Alcoa is the world leader in the production and management of primary aluminum, fabricated aluminum, and alumina combined, through its active and growing participation in all major aspects of the industry: technology, mining, refining, smelting, fabricating, and recycling. Aluminum is a commodity that is traded on the London Metal Exchange (LME) and priced daily based on market supply and demand. Aluminum and alumina represent approximately three-fourths of Alcoa’s revenues, and the price of aluminum influences the operating results of Alcoa. Nonaluminum products include precision castings, industrial fasteners, consumer products, food service and flexible packaging products, plastic closures, and electrical distribution systems for cars and trucks. Alcoa’s products are used worldwide in aircraft, automobiles, commercial transportation, packaging, consumer products, building and construction, and industrial applications.

Alcoa is a global company operating in 44 countries. Based upon the country where the point of sale occurred, North America and Europe generated 57% and 25%, respectively, of Alcoa’s sales. In addition, Alcoa has investments and activities in Australia, Brazil, China, Iceland, Jamaica, Guinea, and Russia, all of which present opportunities for substantial growth. Governmental policies and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these countries.

Management Review of 2007 and Outlook for the Future

In 2007, Alcoa continued to focus on creating long-term value through living our values, serving our customers, delivering on shareholder value, pushing forward on profitable growth projects, and executing ideas and innovative solutions faster. These actions contributed to the following financial achievements:

•	Highest sales in company history of $30,748, despite the absence of seven months of revenue from the soft alloy extrusion business;
•	Income from continuing operations of $2,571, or $2.95 per diluted share, the highest in company history;
•	Highest cash from operations in company history of $3,111, which includes pension contributions of $322, and is essentially equal to capital expenditures net of minority interest contributions;
•	Significant investments in refinery expansions, bauxite mine development, and expansion projects in China and Russia, and the start-up of the Iceland smelter and Mosjøen, Norway anode facility; and
•	Debt-to-capital ratio of 30.2%, even while making aggressive capital investments and substantial share repurchases, which represented approximately 8% of outstanding shares.

In 2007, the company’s results were positively impacted by the following: higher realized prices for alumina and aluminum; strong demand in the aerospace and packaging markets; and the monetization of an investment in the Aluminum Corporation of China Limited (Chalco). Alcoa’s revenues climbed, once again, to the highest level in company history in 2007, as the company continued to capitalize on strong markets and opportunistic investments. During 2007, the company was also faced with numerous challenges, including significantly higher costs for energy and input costs, such as freight and carbon; considerable depreciation of the U.S. dollar against the Australian dollar, the Euro, the Brazilian real, and the Canadian dollar; production upsets in Guinea, Jamaica, Rockdale, TX and Tennessee; start-up costs at the Iceland smelter; asset impairments and restructuring charges associated with a strategic business review; and transaction costs and interest charges associated with the offer for Alcan Inc. (Alcan).

As management looks to 2008 and beyond, management will work toward the following goals:

•	Continuing to improve margins through productivity and value-added products in order to help offset the significant increases in energy, raw materials, and other input costs;
•

Investing in strategic growth projects, such as: manufacturing facilities in China and other parts of Asia; bauxite reserves and hydroelectric projects in Brazil; and potential smelter development in Greenland and Iceland, as well as smelter positions in China and the Middle East, most likely through joint ventures; and

•

Delivering new products and applications to new markets, as well as existing markets, including the aerospace, commercial transportation, defense, and oil and gas markets, through innovative technology solutions.

Results of Operations

Earnings Summary

Alcoa’s income from continuing operations for 2007 was $2,571, or $2.95 per diluted share, compared with $2,161, or $2.47 per share, in 2006. The increase in income from continuing operations was primarily due to the following: higher realized prices for alumina and aluminum; strong demand in the downstream businesses serving the aerospace and packaging markets; a gain on the sale of the investment in Chalco; a favorable adjustment related to the estimated fair value of the soft alloy extrusion business, a decrease in the charge recorded for last-in, first-out (LIFO) inventory reserves; a non-recurring foreign currency gain in Russia; and the absence of labor contract and strike preparation costs recognized in 2006.

These positive impacts were mostly offset by the following items: significant increases in energy, raw materials, and other input costs; net unfavorable foreign currency movements due to a significantly weaker U.S. dollar; asset impairments and restructuring charges associated with the Packaging and Consumer businesses, the Electrical and Electronic Solutions business, and the Automotive Castings business, as well as a discrete income tax charge related to the Packaging and Consumer businesses; smelter curtailment costs associated with the power outage in Tennessee and the shutdown of one of the potlines in Rockdale; startup costs at the Iceland smelter; costs associated with the national labor strike in Guinea, the repairs of the refinery in Jamaica, and the restart of one of Intalco’s smelter lines; transaction costs and interest charges associated with the offer for Alcan; stock-based compensation expense for reloaded options; and the absence of a favorable legal settlement that occurred in 2006 related to a former Reynolds distribution business.

Net income for 2007 was $2,564, or $2.95 per diluted share, compared with $2,248, or $2.57 per share, in 2006. Net income of $2,564 in 2007 included a loss from discontinued operations of $7, comprised of an $11 loss, primarily related to working capital and other adjustments associated with the 2006 sale of the home exteriors business, partially offset by net operating income of $4 of discontinued businesses.

Alcoa’s income from continuing operations for 2006 was $2,161, or $2.47 per diluted share, compared with $1,257, or $1.43 per share, in 2005. The increase in income from continuing operations was primarily due to the following: higher realized prices for alumina and aluminum as LME prices increased by 37% over 2005 levels; strong demand in the downstream businesses serving the aerospace, building and construction, commercial transportation and distribution markets; the absence of a $58 charge for the closure of the Hamburger Aluminium-Werk facility in Germany in 2005; a $26 favorable legal settlement related to a former Reynolds distribution business; and higher dividend and interest income.

Partially offsetting these increases were the following items: continued cost increases for energy and raw materials; increase in stock-based compensation expense due to the adoption of a new accounting standard; labor contract and strike-related costs; restructuring charges of $379 associated with the re-positioning of downstream operations and the formation of a joint venture related to the soft alloy extrusion business and other assets to be disposed of; the absence of the $180 gain related to the 2005 sale of Alcoa’s stake in Elkem ASA (Elkem); and the absence of a $37 gain on the sale of Alcoa’s railroad assets recognized in 2005.

Net income for 2006 was $2,248, or $2.57 per diluted share, compared with $1,233, or $1.40 per share, in 2005. Net income of $2,248 in 2006 included income from discontinued operations of $87, comprised of $110 for the gain on the sale of the home exteriors business, offset by $23 primarily related to net operating losses of discontinued businesses.

Sales—Sales for 2007 were $30,748 compared with sales of $30,379 in 2006, an increase of $369 or 1%. The increase was primarily due to higher realized prices for alumina and aluminum of 7% and 4%, respectively; an increase in primary aluminum volume; higher demand in the aerospace and packaging markets; and favorable foreign currency movements due to a stronger Euro. These positive contributions were mostly offset by the absence of seven months of sales associated with the soft alloy extrusion business.

Sales for 2006 were $30,379 compared with sales of $25,568 in 2005, an increase of $4,811, or 19%. Almost one-half of this increase was the result of a 31% increase in the realized price of alumina and a 30% increase in the realized price of aluminum. Volumes also increased as demand remained strong primarily in the downstream businesses serving the aerospace, building and construction, commercial transportation and distribution markets. Partially offsetting these positive contributions were unfavorable foreign currency exchange movements.

Cost of Goods Sold—COGS as a percentage of sales was 78.9% in 2007 compared with 76.8% in 2006. The percentage increase was negatively impacted by significant increases in energy, raw materials, and other input costs, as a result of global inflation, and unfavorable foreign currency movements due to a weaker U.S. dollar. Other items that contributed to the higher percentage include smelter curtailment costs associated with the power outage in Tennessee and the shutdown of one of the potlines in Rockdale; repair costs at the Jamaica refinery due to the damage caused by Hurricane Dean; startup costs at the Iceland smelter; costs associated with the national labor strike in Guinea; restart costs for one of Intalco’s smelter lines; and the absence of a 2006 favorable legal settlement related to a former Reynolds distribution business. All of these items were partially offset by the absence of the soft alloy extrusion business; the increase in sales; a decrease in the charge recorded for LIFO inventory reserves; and the absence of labor contract and strike preparation costs that occurred in 2006. In 2008, the receipt of insurance proceeds related to production upsets that occurred at various facilities during 2007, including Tennessee and Jamalco, is anticipated.

COGS as a percentage of sales was 76.8% in 2006 compared with 81.0% in 2005. Higher realized prices for alumina and aluminum and strong volumes more than offset global cost inflation, primarily related to energy, raw materials, labor and transportation, and increases in LIFO inventory reserves. A $36 favorable legal settlement related to a former Reynolds distribution business also contributed to the percentage improvement.

Selling, General Administrative, and Other Expenses—SG&A expenses were $1,472, or 4.8% of sales, in 2007 compared with $1,402, or 4.6% of sales, in 2006. Expenses increased by $70 primarily due to $46 in transaction costs (investment banking, legal, audit-related, and other third-party expenses) related to the offer for Alcan, an increase in stock-based compensation expense as a result of reload features of exercised stock options, and unfavorable foreign currency movements due to a weaker U.S. dollar. Partially offsetting these increases was the absence of seven months of expenses related to the soft alloy extrusion business.

SG&A expenses were $1,402, or 4.6% of sales, in 2006 compared with $1,295, or 5.1% of sales, in 2005. Expenses increased by $107 primarily due to increases in stock-based compensation resulting from the adoption of a new accounting standard, deferred compensation, and marketing costs associated with consumer products.

Research and Development Expenses—R&D expenses were $249 in 2007 compared with $213 in 2006 and $192 in 2005. The increase in 2007 as compared to 2006 was primarily due to expenditures related to various projects for the businesses within the Flat-Rolled Products segment and the Primary Metals segment. The increase in 2006 as compared to 2005 was primarily due to additional spending related to inert anode technology within the Primary Metals segment and small increases across various other projects.

Provision for Depreciation, Depletion, and Amortization—The provision for DD&A was $1,268 in 2007 compared with $1,280 in 2006. The decrease of $12, or 1%, was primarily due to the cessation of depreciation beginning in November 2006 related to the soft alloy extrusion business and beginning in October 2007 associated with the businesses in the

Packaging and Consumer segment, all of which was the result of the classification of these businesses as held for sale. These decreases were mostly offset by an increase in depreciation related to placing growth projects into service, such as the Pinjarra, Australia refinery expansion and the Jamaica Early Works Program that were both placed in service during 2006, and the start-up of operations related to the Iceland smelter and the Mosjøen anode facility during 2007.

The provision for depreciation, depletion, and amortization was $1,280 in 2006 compared with $1,256 in 2005. The increase of $24, or 2%, was primarily due to the start-up of operations related to the Alumar, Brazil smelter expansion and the Pinjarra refinery expansion.

Goodwill Impairment Charge—In 2007, Alcoa recorded an impairment charge of $133 ($93 after-tax) for goodwill related to its Electrical and Electronic Solutions business (EES) (formerly the Alcoa Fujikura Limited (AFL) wire harness business). See Restructuring and Other Charges below for additional information.

Restructuring and Other Charges—Restructuring and other charges for each of the three years in the period ended December 31, 2007 were comprised of the following:

	2007	2006	2005
Asset impairments	$286	$442	$86
Layoff costs	90	107	238
Other exit costs	55	37	16
Reversals of previously recorded layoff and other exit costs*	(32)	(43)	(48)
Restructuring and other charges	$399	$543	$292
*	Reversals of previously recorded layoff and other exit costs resulted from changes in facts and circumstances that led to changes in estimated costs.

Employee termination and severance costs were recorded based on approved detailed action plans submitted by the operating locations that specified positions to be eliminated, benefits to be paid under existing severance plans, union contracts or statutory requirements, and the expected timetable for completion of the plans.

2007 Restructuring Program – In 2007, Alcoa recorded restructuring and other charges of $399 ($307 after-tax and minority interests), which were comprised of the following components: $331 ($234 after-tax) in asset impairments and $53 ($36 after-tax) in severance charges associated with a strategic review of certain businesses; a $62 ($23 after-tax) reduction to the original impairment charge recorded in 2006 related to the estimated fair value of the soft alloy extrusion business, which was contributed to a joint venture effective June 1, 2007 (see the 2006 Restructuring Program for additional information); and $77 ($60 after-tax and minority interests) in net charges comprised of severance charges of $37 ($34 after-tax and minority interests) related to the elimination of approximately 400 positions and asset impairments of $17 ($11 after-tax) of various other businesses and facilities, other exit costs of $55 ($37 after-tax and minority interests), primarily for accelerated depreciation associated with the shutdown of certain facilities in 2007 related to the 2006 Restructuring Program and reversals of previously recorded layoff and other exit costs of $32 ($22 after-tax and minority interests) due to normal attrition and changes in facts and circumstances.

In April 2007, Alcoa announced it was exploring strategic alternatives for the potential disposition of the businesses within the Packaging and Consumer segment, the Automotive Castings business, and EES. In September 2007, management completed its review of strategic alternatives and determined that the best course of action was to sell the Packaging and Consumer and Automotive Castings businesses, and to significantly restructure the EES business in order to improve its returns and profitability.

As a result of this decision, the assets and related liabilities of the Packaging and Consumer and Automotive Castings businesses were classified as held for sale. In the third quarter of 2007, Alcoa recorded impairment charges of $215 ($140 after-tax) related to the Packaging and Consumer businesses and $68 ($51 after-tax) for the Automotive Castings business to reflect the write-down of the carrying value of the assets of these businesses to their respective estimated fair values. In addition, Alcoa recorded a $464 discrete income tax charge related to goodwill associated with the planned sale of the Packaging and Consumer businesses that would have been non-deductible for tax purposes under the transaction structure contemplated at the time. In November 2007, Alcoa completed the sale of the Automotive Castings business and recognized a loss of $4 ($2 after-tax) in Restructuring and other charges on the Statement of Consolidated Income. In December 2007, Alcoa agreed to sell the Packaging and Consumer businesses for $2,700 in cash, and reduced the impairment charge by $26 ($17 after-tax) and the discrete income tax charge by $322 as a result of the structure of the agreed upon sale. Severance and other exit costs may be incurred subsequent to 2007 as Alcoa finalizes negotiations with the buyer of the Packaging and Consumer businesses.

The EES business designs and manufactures electrical and electronic systems, wire harnesses and components for the ground transportation industry worldwide. In the third quarter of 2007, Alcoa recorded severance charges of $53 ($36 after-tax) for the elimination of approximately 5,900 positions related to restructurings at various EES facilities in North America and Europe. This restructuring includes the closure of two facilities, one in the U.S. and the other in Europe, which are expected to close in the third quarter of 2008 and the first half of 2009, respectively. Alcoa anticipates recognizing an additional $5 or less ($4 after-tax) of costs, such as contract termination costs, retention payments, legal fees and other exit costs, associated with these restructuring actions in future periods. The majority of the severance associated with the North American and European facilities is anticipated to be complete by the end of 2008, and the remaining portions of the plan are expected to be complete no later than the first half of 2009. Also in the third quarter of 2007, Alcoa recorded impairment charges of $133 ($93 after-tax) for goodwill and $74 ($60 after-tax) for various fixed assets, as the forecasted future earnings and cash flows of the EES business no longer supported the carrying values of such assets.

As of December 31, 2007, approximately 1,400 of the 6,300 employees were terminated. Cash payments of $28 were made against the 2007 program reserves in 2007. As a result of the implementation of this restructuring plan, Alcoa expects to eliminate approximately $80 (pretax) on an annual basis from its cost base once the program has been completed.

2006 Restructuring Program – In November 2006, Alcoa executed a plan to re-position several of its downstream operations in order to further improve returns and profitability, and to enhance productivity and efficiencies through a targeted restructuring of operations, and the creation of a soft alloy extrusion joint venture. The restructuring program encompassed identifying assets to be disposed of, plant closings and consolidations, and will lead to the elimination of approximately 6,700 positions across the company’s global businesses. Restructuring charges of $543 ($379 after-tax and minority interests) were recorded in 2006 and were comprised of the following components: $107 of charges for employee termination and severance costs spread globally across the company; $442 related to asset impairments for structures, machinery, equipment, and goodwill, more than half of which relates to the soft alloy extrusion business; and $37 for other exit costs, consisting primarily of accelerated depreciation associated with assets for which the useful life has been changed due to plans to close certain facilities in the near term and environmental clean-up costs. Partially offsetting these charges was $43 of income related to the reversal of previously recorded layoff and other exit costs resulting from new facts and circumstances that arose subsequent to the original estimates. As a result of the implementation of this restructuring plan, Alcoa expects to eliminate approximately $130 (pretax) on an annual basis from its cost base once the program has been completed. In 2007, Alcoa has realized savings of approximately $50 associated with the actions taken under this program.

The significant components of the 2006 restructuring program were as follows:

– The hard and soft alloy extrusion businesses, included within the Extruded and End Products segment, were restructured through the following actions:

•

Alcoa signed a letter of intent with Orkla ASA’s SAPA Group (Sapa) to create a joint venture that would combine its soft alloy extrusion business with Sapa’s Profiles extruded aluminum business. Effective June 1, 2007, the joint venture was completed. The new venture is majority-owned by Orkla ASA and operated by Sapa. In 2006, Alcoa recorded an impairment charge of $301 to reduce the carrying value of the soft alloy extrusion business’ assets to their estimated fair value. In conjunction with the contribution of the soft alloy extrusion business to the joint venture, Alcoa recorded a $62 ($23 after-tax) reduction to the original impairment charge recorded in 2006.

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

– Operations within the Flat-Rolled Products segment were affected by the following actions:

•

Restructuring of the can sheet operations resulting in the elimination of approximately 320 positions, including the closure of the Swansea facility in the U.K. in the first quarter of 2007, resulting in charges of $33, comprised of $16 for severance costs and $17 for other exit costs, including accelerated depreciation.

•

Conversion of the temporarily-idled San Antonio, TX rolling mill into a temporary research and development facility serving Alcoa’s global flat-rolled products business, resulting in a $53 asset impairment charge as these assets have no alternative future uses.

•	Charges for asset impairments of $47 related to a global flat-rolled product asset portfolio review and rationalization.

– Restructuring and consolidation of the Engineered Solutions segment’s automotive and light vehicle wire harness and component operations, including the closure of the manufacturing operations of the AFL Seixal plant in Portugal and restructuring of the AFL light vehicle and component operations in the U.S. and Mexico, resulting in charges of $38, primarily related to severance charges for the elimination of approximately 4,800 positions.

– Reduction within the Primary Metals and Alumina segments’ operations by approximately 330 positions to further strengthen the company’s position on the global cost curve. This action resulted in charges of $44, consisting of $24 for asset impairments, $14 for severance costs and $6 for other exit costs.

– Consolidation of selected operations within the Packaging and Consumer segment, resulting in the elimination of approx-

imately 440 positions and charges of $19, consisting of $10 related to severance costs and $9 for other exit costs, consisting primarily of accelerated depreciation.

– Restructuring at various other locations accounted for the remaining charges of $35, more than half of which are for severance costs related to approximately 400 layoffs and the remainder for asset impairments and other exit costs.

As of December 31, 2007, 3,700 of the approximately 6,200 employees (excludes terminations associated with the Packaging and Consumer segment referenced above) had been terminated. Cash payments of $63 and $2 were made against the 2006 program reserves in 2007 and 2006, respectively.

2005 Restructuring Program – As a result of the global realignment of Alcoa’s organization structure, designed to optimize operations in order to better serve customers, a restructuring plan was developed to identify opportunities to streamline operations on a global basis. The restructuring program consisted of the elimination of jobs across all segments of the company, various plant closings and consolidations, and asset disposals. Restructuring charges of $292 ($190 after-tax and minority interests) were recorded in 2005 and were comprised of the following components: $238 of charges for employee termination and severance costs associated with approximately 8,450 salaried and hourly employees, spread globally across the company; $86 related to asset impairments for structures, machinery, and equipment; and $16 for exit costs, consisting primarily of accelerated depreciation associated with assets for which the useful life has been changed due to plans to close certain facilities in the near term. Reversals of previously recorded layoff and other costs were primarily due to Alcoa’s decision to sell certain locations that it previously planned to shut down in 2005. In 2007, Alcoa realized the $180 (pretax) in annual savings that was anticipated under this program.

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

As of December 31, 2007, the terminations associated with the 2005 restructuring program are essentially complete. Cash payments of $21 and $45 were made against the 2005 program reserves in 2007 and 2006, respectively.

Alcoa does not include restructuring and other charges in the segment results. The pretax impact of allocating restructuring and other charges to the segment results would have been as follows:

	2007	2006	2005
Alumina	$—	$4	$6
Primary metals	(2)	26	36
Flat-rolled products	56	134	15
Extruded and end products	(55)	318	70
Engineered solutions	198	37	109
Packaging and consumer	189	15	39
Segment total	386	534	275
Corporate	13	9	17
Total restructuring and other charges	$399	$543	$292

Interest Expense—Interest expense was $401 in 2007 compared with $384 in 2006, resulting in an increase of $17, or 4%. The increase was primarily due to the amortization of $30 in commitment fees paid and capitalized in June 2007 and an expense of $37 for additional commitment fees paid in July 2007, both of which were paid to secure an 18-month $30,000 senior unsecured credit facility associated with the offer for Alcan, and a higher average debt level, partially offset by an increase in the amount of interest capitalized related to construction projects, including the Iceland smelter, the Juruti bauxite mine and São Luís refinery expansion in Brazil, and the Mosjøen anode facility.

Interest expense was $384 in 2006 compared with $339 in 2005, resulting in an increase of $45, or 13%. The increase was principally caused by higher average effective interest rates and increased borrowings, somewhat offset by an increase in interest capitalized.

Other Income, net—Other income, net, was $1,913 in 2007 compared with $193 in 2006. The increase of $1,720 was primarily due to the sale of Alcoa’s investment in Chalco, which resulted in a gain of $1,754, net of transaction fees and other expenses, and a non-recurring foreign currency gain in Russia, slightly offset by a decrease in the amount of dividends received from Chalco between periods, and the absence of interest related to a Brazilian court settlement in 2006.

Other income, net, was $193 in 2006 compared with $480 in 2005. The decrease of $287, or 60%, was primarily due to the absence of the $345 gain on the sale of Alcoa’s stake in Elkem and the absence of the $67 gain on the sale of railroad assets, both of which occurred in 2005, partially offset by the absence of a $90 charge recognized in 2005 for impairment, layoff, and other costs related to the closure of the Hamburger Aluminium-Werk facility in Germany, an increase in dividend income of $26 related to Alcoa’s stake in Chalco, and higher interest income primarily due to $15 of interest earned related to a Brazilian court settlement.

Income Taxes—Alcoa’s effective tax rate was 34.6% in 2007 compared with the U.S. federal statutory rate of 35% and Alcoa’s effective tax rate of 24.3% in 2006. The effective tax rate in 2007 differs from the U.S. federal statutory rate of 35% primarily due to lower taxes on foreign income, mostly offset by a discrete income tax charge of $142 related to goodwill that is non-deductible for tax purposes associated with the planned sale of the Packaging and Consumer businesses.

Alcoa’s effective tax rate was 24.3% in 2006 compared with the U.S. federal statutory rate of 35% and Alcoa’s effective tax rate of 23.0% in 2005. The effective tax rate in 2006 differs from the U.S. federal statutory rate of 35% primarily due to lower taxes on foreign income, a $60 discrete income tax benefit from the finalization of certain tax reviews and audits, and a $23 discrete income tax benefit attributable to the reversal of valuation allowances related to international net operating losses.

Management anticipates that the effective tax rate in 2008 will be similar to the effective tax rates for 2007 and 2006 excluding the impacts of discrete tax items.

Minority Interests—Minority interests’ share of income from operations was $365 in 2007 compared with $436 in 2006. The $71 decrease was principally due to lower earnings at Alcoa World Alumina and Chemicals (AWAC) driven mainly by unfavorable foreign currency movements due to a weaker U.S. dollar and a significant increase in energy costs.

Minority interests’ share of income from operations was $436 in 2006 compared with $259 in 2005. The $177 increase was primarily due to higher earnings at AWAC attributed primarily to higher realized prices and increased volumes.

(Loss) Income From Discontinued Operations—Loss from discontinued operations was $7 in 2007 compared with income of $87 in 2006 and a loss of $22 in 2005. The loss of $7 was comprised of an $11 loss, primarily related to working capital and other adjustments associated with the 2006 sale of the home exteriors business, partially offset by net operating income of $4 of discontinued businesses. The income of $87 in 2006 was comprised of a $110 after-tax gain related to the sale of the home exteriors business, offset by $20 of net operating losses and a loss of $3 related to the 2005 sale of the imaging and graphics communications business. The loss of $22 in 2005 was comprised of $43 of net losses associated with businesses impaired or sold in 2005, including a $28 loss for asset impairments associated with the closure of Hawesville, KY automotive casting facility, partially offset by $21 in net operating income. See Note B to the Consolidated Financial Statements for additional information.

In the third quarter of 2006, Alcoa reclassified its home exteriors business to discontinued operations upon the signing of a definitive sale agreement with Ply Gem Industries, Inc. In the first quarter of 2006, Alcoa reclassified the Hawesville automotive casting facility to discontinued operations upon closure of the facility. The results of the Extruded and End Products segment and the Engineered Solutions segment have been reclassified to reflect the movement of the home exteriors business and the automotive casting facility, respectively, into discontinued operations. In October 2006, Alcoa completed the sale of the home exteriors business to Ply Gem Industries, Inc. for $305 in cash and recognized an after-tax gain of $110.

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

Cumulative Effect of Accounting Change—Effective December 31, 2005, Alcoa adopted Financial Accounting Stan-

dards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47) and recorded a cumulative effect adjustment of $2, consisting primarily of costs for regulated waste materials related to the demolition of certain power facilities. See Note C to the Consolidated Financial Statements for additional information.

Segment Information

Alcoa’s operations consist of six worldwide segments: Alumina, Primary Metals, Flat-Rolled Products, Extruded and End Products, Engineered Solutions, and Packaging and Consumer. Alcoa’s management reporting system measures the after-tax operating income (ATOI) of each segment. Certain items, such as interest income, interest expense, foreign currency translation gains/losses, certain effects of LIFO inventory accounting, minority interests, restructuring and other charges, discontinued operations, and accounting changes are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative and selling expenses and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments, and deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate, assets held for sale, and other amounts.

ATOI for all segments totaled $3,174 in 2007, $3,551 in 2006, and $2,139 in 2005. See Note Q to the Consolidated Financial Statements for additional information. The following discussion provides shipments, sales, and ATOI data of each segment, and production data for the Alumina and Primary Metals segments for each of the three years in the period ended December 31, 2007.

Alumina

	2007	2006	2005
Alumina production (kmt)	15,084	15,128	14,598
Third-party alumina shipments (kmt)	7,834	8,420	7,857

Third-party sales	$2,709	$2,785	$2,130
Intersegment sales	2,448	2,144	1,707
Total sales	$5,157	$4,929	$3,837
ATOI	$956	$1,050	$682

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

In 2007, alumina production decreased by 44 kmt compared to 2006. Impacts from the national labor strike in Guinea and Hurricane Dean weighed on production with 8% and 14% decreases at Point Comfort, TX and Jamaica, respectively, offsetting a 4% increase at Pinjarra. Paranam (Suriname), São Luís, Wagerup (Australia), and Pinjarra set production records in 2007. In 2006, alumina production increased by 530 kmt compared to 2005. Eight of Alcoa’s nine refineries achieved production records in 2006 with the largest percentage increases coming from the Paranam refinery (11% increase in production) and the efficiency upgrade expansion at the Pinjarra refinery (8% increase in production).

Third-party sales for the Alumina segment decreased 3% in 2007 compared with 2006, primarily due to a 7% reduction in third-party shipments more than offsetting an LME-driven increase in realized prices. Third-party sales for this segment increased 31% in 2006 compared with 2005, largely due to a 31% increase in realized price driven by higher LME prices and a 7% increase in third-party volumes.

ATOI for the Alumina segment declined 9% in 2007 compared with 2006, principally due to unfavorable foreign currency movements due to a weaker U.S. dollar, significantly higher energy costs, and rising freight cost, all of which more than offset increases in realized prices. ATOI for this segment rose 54% in 2006 compared with 2005, primarily due to higher realized prices and increased total volumes. These positive contributions were somewhat offset by higher raw materials, energy, and maintenance costs.

In 2008, Alcoa will focus on expansion of the São Luís refinery (total additional alumina production of 2,100 kmt; Alcoa’s share is 1,134 kmt; to begin production in 2009) and the development of the Juruti bauxite mine (total additional 2,600 kmt of bauxite, Alcoa’s share is 1,560 kmt; to begin production late in 2008). Increased volumes are anticipated along with continued higher energy and freight costs.

Primary Metals

	2007	2006	2005
Aluminum production (kmt)	3,693	3,552	3,554
Third-party aluminum shipments (kmt)	2,291	2,087	2,154
Alcoa’s average realized price per metric ton of aluminum	$2,784	$2,665	$2,044

Third-party sales	$6,576	$6,171	$4,698
Intersegment sales	4,994	6,208	4,808
Total sales	$11,570	$12,379	$9,506
ATOI	$1,445	$1,760	$822

This segment consists of Alcoa’s worldwide smelter system. Primary Metals receives alumina, primarily from the Alumina segment, and produces primary aluminum to be used by Alcoa’s fabricating businesses, as well as sold to external customers, aluminum traders, and commodity markets. Results from the sale of aluminum powder, scrap, and excess power are also included in this segment, as well as the results of aluminum derivative contracts. Primary aluminum produced by Alcoa and used internally is transferred to other segments at prevailing market prices. The sale of primary aluminum represents at least 90% of this segment’s third-party sales.

In 2007, aluminum production rose 141 kmt due to the Intalco, WA smelter’s completed restart of one potline in the second quarter of 2007, the acquisition of the minority interests in the Intalco smelter in June 2006, and the Iceland smelter’s start-up in the second quarter of 2007. In 2006, aluminum production decreased by 2 kmt due to the decline in production associated with the temporary curtailment of the Eastalco smelter, partially offset by the first quarter 2006 completion of the Alumar smelter expansion and the second quarter 2006 acquisition of the minority interests in the Intalco smelter.

Third-party sales for the Primary Metals segment increased 7% in 2007 compared with 2006, primarily due to an increase in realized prices of 4% and improved volumes, mainly due to shipments made in 2007 to the newly-formed soft alloy extrusion joint venture, which is majority-owned and operated by a third-party; prior to June 2007, shipments to the Extruded and End Products segment’s soft alloy extrusion business were included in intersegment sales. Third-party sales for this segment increased 31% in 2006 compared with 2005, primarily due to an increase in realized prices of 30%. In 2007, intersegment sales decreased 20% compared with 2006 due to the absence of shipments to the soft alloy extrusion business that occurred in 2006 and production curtailments associated with the Tennessee and Rockdale smelters that occurred in 2007. Intersegment sales increased 29% in 2006 compared with 2005 due to higher realized prices and higher internal demand.

ATOI for the Primary Metals segment declined 18% in 2007 compared with 2006 as unfavorable foreign currency movements related to a weaker U.S. dollar; costs associated with the Rockdale and Tennessee smelter curtailments; continued increases in raw material, freight, and energy costs; and Iceland smelter start-up costs were partially offset by higher realized prices. ATOI for this segment increased 114% in 2006 compared with 2005 as higher realized prices were partially offset by higher income taxes related to effective tax rate changes in Canada, Brazil and Europe; increased raw materials and energy costs; unfavorable foreign currency exchange movements; and the Iceland smelter start-up costs.

Alcoa currently has 452,000 metric tons per year (mtpy) of idle capacity on a base capacity of 4,573,000 mtpy. In 2007, idle capacity decreased by 93,000 mtpy as compared to 2006 due to the completed restart of one of Intalco’s smelter lines. Base capacity increased by 364,000 mtpy in 2007 due primarily to the completion of the 344,000 mtpy Iceland smelter. Base capacity increased by 205,000 mtpy in 2006 as compared to 2005 primarily due to the completion of the Alumar smelter expansion and the acquisition of the minority interests in its Intalco and Eastalco smelters.

In 2008, the Iceland smelter is expected to yield production of approximately 300 kmt. The restart of the Intalco smelter’s second potline that occurred in the second quarter of 2007 is expected to add an additional 25 kmt of production. In addition, the recovery from the Rockdale and Tennessee smelters’ 2007 curtailments is anticipated to increase production by approximately 70 kmt.

Flat-Rolled Products

	2007	2006	2005
Third-party aluminum shipments (kmt)	2,327	2,273	2,156

Third-party sales	$9,171	$8,297	$6,836
Intersegment sales	241	246	128
Total sales	$9,412	$8,543	$6,964
ATOI	$200	$255	$288

This segment’s principal business is the production and sale of aluminum plate, sheet, and foil. This segment includes rigid container sheet (RCS), which is sold directly to customers in the packaging and consumer market and is used to produce aluminum beverage cans. Seasonal increases in RCS sales are generally experienced in the second and third quarters of the year. This segment also includes sheet and plate used in the transportation, building and construction, and distribution markets (mainly used in the production of machinery and equipment and consumer durables), which is sold directly to customers and through distributors. Approximately two-thirds of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining one-third of third-party sales consists of RCS. While the customer base for flat-rolled products is large, a significant amount of sales of RCS, sheet, and plate is to a relatively small number of customers.

Third-party sales for the Flat-Rolled Products segment climbed 11% in 2007 compared with 2006. The increase was primarily due to passing through material price increases, favorable product mix associated with aerospace, higher volumes in the aerospace and packaging markets, and favorable foreign currency movements due to a stronger Euro. These increases were somewhat offset by the absence of sales associated with the shutdown of the Swansea, U.K. can sheet facility in the first quarter of 2007, as well as lower volumes in the distribution, automotive and commercial transportation markets. Third-party sales for this segment increased 21% in 2006 compared with 2005. The increase was primarily due to passing through material price increases, favorable product mix associated with aerospace, and higher volumes in the aerospace, commercial transportation, packaging, and distribution markets.

ATOI for the Flat-Rolled Products segment declined 22% in 2007 compared with 2006, primarily due to cost increases for direct materials and energy; higher ramp-up costs at facilities in both Russia and China; and the impact of distributor de-stocking in the second half of 2007; somewhat offset by favorable pricing and product mix, and higher volumes in the markets noted previously. ATOI for this segment decreased 11% in 2006 compared with 2005, primarily due to higher direct material, energy and other cost inflation, which more than offset favorable product mix and higher volumes in the markets noted previously. Recent acquisitions in China also contributed to the decline in results in 2006.

In 2008, much of the distributor de-stocking experienced in the second half of 2007 is expected to ease early in the year. Improved performance in Russia is anticipated, as equipment installations are completed and production stability improves. Continued start-up costs are expected in China as the Bohai hot mill construction project is completed.

Extruded and End Products

	2007	2006	2005
Third-party aluminum shipments (kmt)	506	877	853

Third-party sales	$3,246	$4,419	$3,729
Intersegment sales	88	99	64
Total sales	$3,334	$4,518	$3,793
ATOI	$109	$60	$39

This segment consists of extruded products, some of which are further fabricated into a variety of end products, and includes hard alloy extrusions and architectural extrusions. These products primarily serve the building and construction, distribution, aerospace, automotive, and commercial transportation markets. These products are sold directly to customers and through distributors. Prior to June 2007, this segment included a soft alloy extrusion business. In June 2007, Alcoa contributed its soft alloy extrusion business to a newly-formed joint venture in exchange for an equity investment in the joint venture. As such, this segment’s results now include equity income of the joint venture instead of separate revenues and costs of its former soft alloy extrusion business.

Third-party sales for the Extruded and End Products segment decreased 27% in 2007 compared with 2006, mostly due to the absence of seven months of revenues associated with the contribution of the soft alloy extrusion business to a joint venture somewhat offset by higher volumes and prices, and favorable foreign currency exchange movements in the building and construction business due to a stronger Euro. Third-party sales for this segment increased 19% in 2006 compared with 2005, principally due to higher prices, stronger volumes and improved mix in the industrial, distribution, and building and construction markets.

ATOI for the Extruded and End Products segment increased 82% in 2007 compared with 2006, primarily due to the absence of depreciation related to the assets of the soft alloy extrusion business that were classified as held for sale prior to the formation of the joint venture, favorable product mix and prices in hard alloy extrusions, and favorable prices and higher volumes in the building and construction business. These increases were somewhat offset by weaker markets for soft alloy extrusion in Europe and the U.S. ATOI for this segment increased 54% in 2006 compared with 2005, primarily as a result of volume gains, improved pricing and mix in the aerospace and building and construction markets, somewhat offset by unfavorable conversion costs and decreased productivity in the soft alloy business.

In 2008, this segment will reflect equity income from the soft alloy extrusion joint venture for the entire year.

Engineered Solutions

	2007	2006	2005
Third-party aluminum shipments (kmt)	112	139	145

Third-party sales	$5,725	$5,456	$5,032
ATOI	$316	$331	$203

This segment includes titanium, aluminum, and super alloy investment castings; forgings and fasteners; electrical distribution systems; aluminum wheels; and integrated aluminum structural systems used in the aerospace, automotive, commercial transportation, and power generation markets. These products are sold directly to customers and through distributors.

Third-party sales for the Engineered Solutions segment increased 5% in 2007 compared with 2006. The increase was principally due to aerospace and power generation increases more than offsetting the decline in commercial transportation and North American automotive. Third-party sales for this segment increased 8% in 2006 compared with 2005. The increase was primarily due to continued strong demand in the commercial transportation and aerospace markets, market share gains in fasteners, wheels and heavy truck, as well as capturing raw material increases in prices. These positive contributions were somewhat offset by volume declines in the automotive market.

ATOI for the Engineered Solutions segment declined 5% in 2007 compared with 2006, largely due to declines in the automotive segment associated with volume reductions, expenses associated with significant consolidation and repositioning of automotive operations, and demand decline in the North America heavy truck market. These negative impacts were substantially offset by continued strong demand and operational performance in the aerospace and industrial gas turbine markets and productivity improvements. ATOI for this segment increased 63% in 2006 compared with 2005, primarily due to increased volumes, favorable pricing and mix in the businesses serving the aerospace and commercial vehicle markets and strong productivity improvements across all of the businesses.

In 2008, continued strength in the aerospace and industrial gas turbine markets and benefits from the 2007 restructuring in the automotive operations are anticipated. Market conditions in the North American commercial transportation market, the titanium ingot market and North American automotive demand will continue to be soft. Productivity improvements are expected to continue across all businesses.

Packaging and Consumer

	2007	2006	2005
Third-party aluminum shipments (kmt)	157	169	151

Third-party sales	$3,288	$3,235	$3,139
ATOI	$148	$95	$105

This segment includes consumer, foodservice, and flexible packaging products; food and beverage closures; and plastic sheet and film for the packaging industry. The principal products in this segment include aluminum foil; plastic wraps and bags; plastic beverage and food closures; flexible packaging products; thermoformed plastic containers; and extruded plastic sheet and film. Consumer products are marketed under brands including Reynolds Wrap®, Diamond®, Baco®, and Cut-Rite®. Seasonal increases generally occur in the second and fourth quarters of the year for such products as consumer foil and plastic wraps and bags, while seasonal slowdowns for clo-

sures generally occur in the fourth quarter of the year. Products are generally sold directly to customers, consisting of supermarkets, beverage companies, food processors, retail chains, and commercial foodservice distributors. In December 2007, Alcoa announced it has agreed to sell the businesses within this segment to Rank Group Limited for $2,700 in cash.

Third-party sales for the Packaging and Consumer segment increased 2% in 2007 compared with 2006, primarily due to higher volume and favorable pricing and mix across all businesses. Third-party sales for this segment increased 3% in 2006 compared with 2005, principally due to higher volumes in the consumer products and closures businesses, somewhat offset by a decrease in volume in the foodservice packaging business.

ATOI for the Packaging and Consumer segment climbed 56% in 2007 compared with 2006, primarily due to productivity improvements across all businesses and the cessation of depreciation beginning in October 2007, as the assets of this segment were classified as held for sale due to management’s announced intent to actively pursue the sale of these businesses. ATOI for this segment decreased 10% in 2006 compared with 2005 as increases in volumes and productivity gains were more than offset by higher raw materials costs, unfavorable mix and reduced pricing in the foodservice packaging business.

In 2008, the sale of the businesses within this segment is expected to be complete by the end of the first quarter. This segment will continue to be classified as held for sale while the results of operations will be included in continuing operations until the sale closes.

Reconciliation of ATOI to Consolidated Net Income—The following table reconciles total segment ATOI to consolidated net income:

	2007	2006	2005
Total segment ATOI	$3,174	$3,551	$2,139
Unallocated amounts (net of tax):
Impact of LIFO	(24)	(170)	(99)
Interest income	40	58	42
Interest expense	(261)	(250)	(220)
Minority interests	(365)	(436)	(259)
Corporate expense	(388)	(317)	(312)
Restructuring and other charges	(307)	(379)	(197)
Discontinued operations	(7)	87	(22)
Accounting change	—	—	(2)
Other	702	104	163
Consolidated net income	$2,564	$2,248	$1,233

Items required to reconcile segment ATOI to consolidated net income include:

•	The impact of LIFO inventory accounting;
•	The after-tax impact of interest income and expense;
•	Minority interests;
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

The significant changes in the reconciling items between ATOI and consolidated net income for 2007 compared with 2006 consisted of:

•	A $146 decrease in the Impact of LIFO, primarily due to a significantly lower increase in metal prices in 2007 as compared to 2006;
•	An $18 decrease in Interest income, mainly due to the absence of $11 in interest earned on a 2006 Brazilian court settlement;
•

An $11 increase in Interest expense, primarily due to $43 in credit facility commitment fees related to the offer for Alcan, partially offset by an increase in capitalized interest related to construction projects, including the Iceland smelter, the Juruti bauxite mine, the São Luís refinery expansion, and the Mosjøen anode facility;

•

A $71 decrease in Minority interests principally due to lower earnings at AWAC driven mainly by unfavorable foreign currency movements due to a weaker U.S. dollar and a significant increase in energy costs;

•

A $71 increase in Corporate expense, mostly due to $30 in transaction costs related to the offer for Alcan and an increase in stock-based compensation expense as a result of reload features of exercised stock options;

•	A $72 decrease in Restructuring and other charges, due to a slightly smaller restructuring program in 2007 as compared to 2006;
•	A change of $94 in Discontinued operations, primarily due to the absence of a $110 gain recognized on the sale of the home exteriors business in 2006; and
•

A $598 increase in Other, principally due to a $1,140 gain on the sale of the Chalco investment, partially offset by a $142 discrete income tax charge related to goodwill that is non-deductible for tax purposes associated with the planned sale of the Packaging and Consumer businesses, a $93 goodwill impairment charge related to the restructuring actions of the EES business; the absence of $83 in discrete income tax benefits in 2006 related to the finalization of certain tax reviews and audits and the reversal of valuation allowances related to international net operating losses; the absence of a $26 favorable legal settlement in 2006 related to a former Reynolds distribution business; and an increase in income taxes in order to reconcile the estimated tax rates used in the segments with Alcoa’s effective tax rate.

The significant changes in the reconciling items between ATOI and consolidated net income for 2006 compared with 2005 consisted of:

•	A $71 increase related to the Impact of LIFO, primarily due to cost inflation factors that increased the LIFO inventory reserves;
•	A $177 increase in Minority interests, primarily due to higher earnings at AWAC, attributed to higher realized prices and increased volumes;
•

An increase in Restructuring and other charges, due to the company’s 2006 global restructuring program, including an after-tax impairment charge of $211 associated with the expected contribution of assets to the previously mentioned soft alloy joint venture and other assets to be disposed of;

•	A change of $109 in Discontinued operations, primarily due to the $110 gain recognized on the sale of the home exteriors business; and
•

A decrease in Other of $59, primarily due to the absence of a $180 gain on the 2005 sale of Alcoa’s stake in Elkem, partially offset by the absence of a $58 charge related to the 2005 closure of the Hamburger Aluminium-Werk facility in Germany; a $26 favorable legal settlement related to a former Reynolds dis-

tribution business; and a $17 increase in dividend income related to Alcoa’s stake in Chalco.

Market Risks and Derivative Activities

In addition to the risks inherent in its operations, Alcoa is exposed to financial, market, political, and economic risks. The following discussion provides information regarding Alcoa’s exposure to the risks of changing commodity prices, interest rates, and foreign currency exchange rates.

Alcoa’s commodity and derivative activities are subject to the management, direction, and control of the Strategic Risk Management Committee (SRMC). The SRMC is composed of the chief executive officer, the chief financial officer, and other officers and employees that the chief executive officer selects. The SRMC reports to the Board of Directors on the scope of its activities.

The interest rate, foreign currency, aluminum, and other commodity contracts are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and to cover underlying exposures. The company is not involved in energy-trading activities, weather derivatives, or other nonexchange commodity trading activities.

Commodity Price Risks—Alcoa is a leading global producer of primary aluminum and aluminum fabricated products. As a condition of sale, customers often require Alcoa to enter into long-term, fixed-price commitments. These commitments expose Alcoa to the risk of higher aluminum prices between the time the order is committed and the time that the order is shipped. Alcoa also sells aluminum products to third parties at then-current market prices and is exposed to the risk of lower market prices at the time of shipment. Alcoa uses futures contracts, totaling 773 kmt at December 31, 2007, to reduce the aluminum price risk associated with a portion of these fixed-price firm commitments. The effects of this hedging activity will be recognized in earnings over the designated hedge periods in 2008 to 2010.

Alcoa has also entered into futures and options contracts, totaling 588 kmt at December 31, 2007, to hedge a portion of future production. The effects of this hedging activity will be recognized in earnings over the designated hedge periods in 2008 to 2011.

Alcoa has also entered into futures and option contracts to minimize its price risk related to other customer sales and pricing arrangements. Alcoa has not qualified these contracts for hedge accounting treatment, and therefore, the fair value gains and losses on these contracts are recorded in earnings. These contracts totaled 183 kmt at December 31, 2007. In addition, Alcoa has power supply and other contracts that contain pricing provisions related to the LME aluminum price. The LME-linked pricing features are considered embedded derivatives. A majority of these embedded derivatives have been designated as hedges of future sales of aluminum. Gains and losses on the remainder of these embedded derivatives are recognized in earnings.

The net mark-to-market pretax earnings impact from aluminum derivative and hedging activities was a loss of $33 in 2007.

Alcoa purchases natural gas, fuel oil, and electricity to meet its production requirements and believes it is highly likely that such purchases will continue in the future. These purchases expose the company to the risk of higher prices. To hedge a portion of these risks, Alcoa uses futures and forward contracts. The effects of this hedging activity will be recognized in earnings over the designated hedge periods in 2008 to 2011.

Financial Risk

Interest Rates—Alcoa uses interest rate swaps to help maintain a strategic balance between fixed- and floating-rate debt and to manage overall financing costs. For a portion of its fixed-rate debt, the company has entered into pay floating, receive fixed interest rate swaps to effectively change the fixed interest rates to floating interest rates.

Currencies—Alcoa is subject to exposure from fluctuations in foreign currency exchange rates. Foreign currency exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts cover periods consistent with known or expected exposures through 2008.

Fair Values and Sensitivity Analysis—The following table shows the fair values of outstanding derivative contracts at December 31, 2007 and the effect on fair values of a hypothetical change (increase or decrease of 10%) in the market prices or rates that existed at December 31, 2007:

	Fair value (loss)/gain	Index change of + / - 10%
Aluminum	$(896)	$199
Interest rates	5	33
Other commodities, principally energy related	(30)	36
Currencies	65	—

Aluminum consists primarily of losses on hedge contracts, embedded derivatives in power contracts in Iceland and Brazil, and Alcoa’s share of losses on hedge contracts of Norwegian smelters that are accounted for under the equity method.

Material Limitations—The disclosures with respect to commodity prices, interest rates, and foreign currency exchange risk do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa’s control and could vary significantly from those factors disclosed.

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

Environmental Matters

Alcoa continues to participate in environmental assessments and cleanups at a number of locations. These include 32 owned or operating facilities and adjoining properties, 32 previously owned or operating facilities and adjoining properties, and 66 waste sites, including Superfund sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A to the Consolidated Financial Statements for additional information.

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

Massena, NY—Alcoa has been conducting investigations and studies of the Grasse River, adjacent to Alcoa’s Massena plant site, under order from the U.S. Environmental Protection Agency (EPA) issued under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund. Sediments and fish in the river contain varying levels of polychlorinated biphenyls (PCBs).

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

In June of 2003, based on river observations during the spring of 2003, the EPA requested that Alcoa gather additional field data to assess the potential for sediment erosion from winter river ice formation and breakup. The results of these additional studies, submitted in a report to the EPA in April of 2004, suggest that this phenomenon has the potential to occur approximately every 10 years and may impact sediments in certain portions of the river under all remedial scenarios. The EPA informed Alcoa that a final remedial decision for the river could not be made without substantially more information, including river pilot studies on the effects of ice formation and breakup on each of the remedial techniques. Alcoa submitted to the EPA, and the EPA approved, a Remedial Options Pilot Study (ROPS) to gather this information. The scope of this study includes sediment removal and capping, the installation of an ice control structure, and significant monitoring.

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

The reserves for the Grasse River were re-evaluated in the fourth quarter of 2006 and an adjustment of $4 was made. This adjustment covers commitments made to the EPA for additional investigation work, for the on-going monitoring program, including that associated with the ROPS program, to prepare a revised Analysis of Alternatives Report, and for an interim measure that involves, annually, the mechanical ice breaking of the river to prevent the formation of ice jams until a permanent remedy is selected. This reserve adjustment is intended to cover these commitments through 2008 when the revised Analysis of Alternatives report will be submitted.

With the exception of the natural recovery remedy, none of the existing alternatives in the 2002 Analysis of Alternatives Report is more probable than the others and the results of the ROPS are necessary to revise the scope and estimated cost of many of the current alternatives.

The EPA’s ultimate selection of a remedy could result in additional liability. Alcoa may be required to record a subsequent reserve adjustment at the time the EPA’s Record of Decision is issued, which is expected in 2009 or later.

Sherwin, TX—In connection with the sale of the Sherwin alumina refinery, which was required to be divested as part of the Reynolds merger in 2000, Alcoa has agreed to retain responsibility for the remediation of the then existing environmental conditions, as well as a pro rata share of the final closure of the active waste disposal areas, which remain in use. Alcoa’s share of the closure costs is proportional to the total period of operation of the active waste disposal areas. Alcoa estimated its liability for the active disposal areas by making certain assumptions about the period of operation, the amount of material placed in the area prior to closure, and the appropriate technology, engineering, and regulatory status applicable to final closure. The most probable cost for remediation has been reserved. It is reasonably possible that an additional liability, not expected to exceed $75, may be incurred if actual experience varies from the original assumptions used.

East St. Louis, IL—In response to questions regarding environmental conditions at the former East St. Louis, operations, Alcoa entered into an administrative order with the EPA in December 2002 to perform a remedial investigation and feasibility study of an area used for the disposal of bauxite residue from historic alumina refining operations. A draft feasibility study was submitted to the EPA in April 2005. The feasibility study includes remedial alternatives that range from no further action at $0 to significant grading, stabilization, and water management of the bauxite residue disposal areas at $75. Because the selection of the $0 alternative was considered remote, Alcoa increased the environmental reserve for this location by $15 in the second quarter of 2005, representing the low end of the range of possible alternatives, which met the remedy selection criteria, as no alternative could be identified as more probable than the others. In 2007, the EPA temporarily suspended their final review of the feasibility study based on Alcoa’s request for additional time to fully explore site redevelopment and material use options. Ultimately, the EPA’s selection of a remedy could result in additional liability, and Alcoa may be required to record a subsequent reserve adjustment at the time the EPA’s Record of Decision is issued, which is expected in 2008 or later.

Based on the foregoing, it is possible that Alcoa’s financial position, liquidity, or results of operations, in a particular period, could be materially affected by matters relating to these sites. However, based on facts currently available, management believes that adequate reserves have been provided and that the disposition of these matters will not have a materially adverse effect on the financial position, liquidity, or the results of operations of the company.

Alcoa’s remediation reserve balance was $279 and $319 at December 31, 2007 and 2006 (of which $51 and $49 was classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. In 2007, the remediation reserve was decreased by $10 consisting of a $15 adjustment for the liabilities associated with a previously owned smelter site and a $5 adjustment for liabilities at the Russian rolling mills and extrusion plants, both of which were partially offset by a net increase of $10 in liabilities associated with various locations. The $15 and $5 adjustments, which were recorded as a credit to Cost of goods sold on the Statement of Consolidated Income, were made after further investigations were completed and Alcoa was able to obtain additional information about the environmental condition and the associated liabilities related to these sites. Payments related to remediation expenses applied against the reserve were $30 in 2007. These amounts include expenditures currently mandated, as well as those not required by any regulatory authority or third-party.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be approximately 2% of cost of goods sold.

Liquidity and Capital Resources

Alcoa’s approach to cash management and the strengthening of its balance sheet is a disciplined one. In 2007, this approach included a continued concentration on working capital management, the extension of debt maturities in order to strengthen the company’s capital structure, and a continued focus on divestitures of various investments, assets and businesses no longer considered part of management’s vision for Alcoa’s future. Capital spending increased 14%, as Alcoa made continued progress on brownfield expansions in refining and on the development of a bauxite mine, and completed construction of the greenfield smelter project in Iceland and the anode facility in Mosjøen.

Cash provided from operations and from financing activities is anticipated to be adequate to cover dividends, debt repayments, capital expenditures, and other business needs over the next 12 months.

Cash from Operations

Cash from operations in 2007 was $3,111 compared with $2,567 in 2006, resulting in an increase of $544, or 21%. The improvement of $544 is principally related to a $1,532 positive change associated with working capital, primarily due to improvements in receivables, inventories, and accounts payable and accrued expenses; higher net income of $316; and a cash inflow of $93 related to a long-term aluminum supply contract. These positive impacts were partially offset by a significant increase in non-cash adjustments, mostly related to the sale of the Chalco investment.

Cash from operations in 2006 was $2,567 compared with $1,676 in 2005, resulting in an increase of $891, or 53%. Cash inflows were principally due to a significant increase in earnings in 2006, partially offset by a $593 increase in receivables and inventories, primarily due to increased prices; $397 in pension contributions; and a $294 decrease in accounts payable and accrued expenses.

Financing Activities

Cash used for financing activities was $1,538 in 2007 compared with $20 in 2006. The change of $1,518 was primarily due to a

$2,206 increase in the repurchase of common stock due to a significant increase in the number of shares repurchased as a result of the January 2007 and October 2007 authorized programs; a $1,177 change in the net change in commercial paper, mostly due to the repayment of commercial paper with the majority of the proceeds from the issuance of new long-term debt in 2007; an $837 increase in payments on long-term debt, primarily related to the January 2007 purchase of $333 of outstanding 4.25% Notes due August 2007 and the repayment of the remaining $459 of outstanding 4.25% Notes in August 2007; $126 in payments for debt issuance costs, including a commitment fee of $30 paid to secure a credit facility related to the offer for Alcan; and a $66 increase in dividends paid to shareholders as a result of the eight cents per share annual increase approved in January 2007. Partially offsetting these cash inflows was a $2,021 increase in additions to long-term debt, principally due to proceeds received of $1,994 (net of $6 in original issue discounts) from the issuance of new 5.55% Notes due 2017, 5.9% Notes due 2027, and 5.95% Notes due 2037; a $679 increase in common stock issued for stock compensation plans related to cash received for the exercise of stock options; and a $132 increase in minority interest contributions, primarily from an increase in contributions received from Alumina Limited, related to their share of capital spending at the São Luís and Juruti facilities.

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

In October 2007, Alcoa entered into a Five-Year Revolving Credit Agreement, dated as of October 2, 2007 (the “Credit Agreement”), with a syndicate of lenders and issuers named therein. The Credit Agreement provides a $3,250 senior unsecured revolving credit facility (the “Credit Facility”), the proceeds of which are to be used to provide working capital or for other general corporate purposes of Alcoa, including support of Alcoa’s commercial paper program. Subject to the terms and conditions of the Credit Agreement, Alcoa may from time to time request increases in lender commitments under the Credit Facility, not to exceed $500 in aggregate principal amount, and may also request the issuance of letters of credit, subject to a letter of credit sub-limit of $500 under the Credit Facility.

The Credit Facility matures on October 2, 2012, unless extended or earlier terminated in accordance with the provisions of the Credit Agreement. Alcoa may make two one-year extension requests during the term of the Credit Facility, with any extension being subject to the lender consent requirements set forth in the Credit Agreement.

The Credit Facility is unsecured and amounts payable under it will rank pari passu with all other unsecured, unsubordinated indebtedness of Alcoa. Borrowings under the Credit Facility may be denominated in U.S. dollars or Euros. Loans will bear interest at (i) a base rate or (ii) a rate equal to LIBOR plus an applicable margin based on the credit ratings of Alcoa’s outstanding senior unsecured long-term debt. Based on Alcoa’s current long-term debt ratings, the applicable margin on LIBOR loans will be 0.33% per annum. Loans may be prepaid without premium or penalty, subject to customary breakage costs.

The Credit Facility replaces $3,000 in aggregate principal amount of revolving credit facilities maintained by Alcoa under the following credit agreements, which were terminated effective October 2, 2007: (i) $1,000 Five-Year Revolving Credit Agreement

dated as of April 22, 2005, (ii) $1,000 Five-Year Revolving Credit Agreement dated as of April 23, 2004, as amended, and (iii) $1,000 Five-Year Revolving Credit Agreement dated as of April 25, 2003, as amended (collectively, the “Former Credit Agreements”).

The Credit Agreement includes covenants substantially similar to those in the Former Credit Agreements, including, among others, (a) a leverage ratio, (b) limitations on Alcoa’s ability to incur liens securing indebtedness for borrowed money, (c) limitations on Alcoa’s ability to consummate a merger, consolidation or sale of all or substantially all of its assets and (d) limitations on Alcoa’s ability to change the nature of its business.

The obligation of Alcoa to pay amounts outstanding under the Credit Facility may be accelerated upon the occurrence of an “Event of Default” as defined in the Credit Agreement. Such Events of Default include, among others, (a) Alcoa’s failure to pay the principal of, or interest on, borrowings under the Credit Facility, (b) any representation or warranty of Alcoa in the Credit Agreement proving to be materially false or misleading, (c) Alcoa’s breach of any of its covenants contained in the Credit Agreement, and (d) the bankruptcy or insolvency of Alcoa.

There were no amounts outstanding under the Credit Agreement at December 31, 2007 and the Former Credit Agreements at December 31, 2006.

Standard and Poor’s Ratings Services’ (S&P) long-term debt rating of Alcoa is BBB+ and its short-term debt rating is A-2. The current outlook, which was revised in July 2007, is stable, as S&P cited Alcoa’s implementation of necessary strategic initiatives at its upstream operations to maintain its long-term competitive business position as a result of inflationary pressures and growth prospects in the alumina markets. Moody’s Investors Service’s (Moody’s) long-term debt rating of Alcoa is Baa1 and its short-term debt rating of Alcoa is Prime-2. The current outlook, which was revised in November 2007, is stable, as Moody’s cited the divestiture or closure of underperforming businesses and solid cash flow management. Fitch Ratings’ (Fitch) long-term debt rating of Alcoa is A- and its short-term debt rating is F2. The current outlook, which was revised in July 2007, is negative, as Fitch cited the potential for additional leverage over the next 18 months.

Investing Activities

Cash used for investing activities was $1,625 in 2007 compared with $2,841 in 2006. The decrease in cash used of $1,216 was primarily due to a $1,976 increase in sales of investments, mostly related to the $1,942 in proceeds received from the sale of the Chalco investment. This cash inflow was partially offset by a $431 increase in capital expenditures, principally related to higher spending on certain growth projects, including the São Luís refinery expansion; the development of the Juruti bauxite mine; and projects at various facilities in Russia, Hungary, and China; all of which were partially offset by a decrease in capital expenditures related to the Iceland smelter and the Mosjøen anode facility, as these two projects were placed in service during 2007, and the Early Works Program in Jamaica, as this project was completed near the end of 2006; and a decrease of $189 in proceeds from the sales of assets and businesses, principally due to the $305 in cash received for the sale of the home exteriors business in 2006 as compared to the $70 and $33 in cash received from the sales of a mine in Texas and the Automotive Castings business, respectively, in 2007.

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

Capital expenditures were $3,636 in 2007 compared with $3,205 and $2,138 in 2006 and 2005, respectively. Of the total capital expenditures in 2007, approximately 64% related to growth projects, including the construction of the Iceland smelter, the Mosjøen anode facility, the refinery expansion in São Luís, the development of the Juruti bauxite mine, and projects at various facilities in Russia, Hungary, and China. Also included are costs related to environmental control in new and expanded facilities totaling $274 in 2007, $182 in 2006, and $95 in 2005. Total capital expenditures are anticipated to be in the range of $2,900 to $3,100 in 2008.

Alcoa added $131, $58, and $30, to its investments in 2007, 2006, and 2005, respectively. In 2007, 2006, and 2005, Alcoa invested an additional $31, $26, and $19, respectively, in the Dampier to Bunbury Natural Gas Pipeline in Western Australia. Also in 2007, Alcoa made additional investments related to its various hydroelectric facilities in Brazil.

For a discussion of long-term liquidity, see the disclosures included in Contractual Obligations and Off-Balance Sheet Arrangements that follows.

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

Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the company’s Consolidated Financial Statements at any given time. Despite these inherent limitations, management believes that Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related Notes provide a meaningful and fair perspective of the company. A discussion of the judgments and uncertainties associated with accounting for derivatives and hedging activities and environmental matters can be found in the Market Risks and Derivative Activities and the Environmental Matters sections, respectively.

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

Certain conditional asset retirement obligations (CAROs) related to alumina refineries, aluminum smelters, and fabrication facilities have not been recorded in the Consolidated Financial Statements due to uncertainties surrounding the ultimate settlement date. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within Alcoa’s control. Such uncertainties exist as a result of the perpetual nature of the structures, maintenance and upgrade programs, and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, Alcoa would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials. Such amounts may be material to the Consolidated Financial Statements in the period in which they are recorded. If Alcoa was required to demolish all such structures immediately, the estimated CARO as of December 31, 2007 ranges from less than $1 to $52 per structure in today’s dollars.

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

Properties, Plants, and Equipment. Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations related to the assets (asset group) to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a discounted cash flow analysis.

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

Pension Plans and Other Postretirement Benefits. Liabilities and expenses for pension plans and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age, and mortality). The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The impact on the liabilities of a change in the discount rate of 1/4 of 1% is approximately $400 and either a charge or credit of $22 to after-tax earnings in the following year. The long-term rate of return on plan assets is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. A change in the assumption for the long-term rate of return on plan assets of 1/4 of 1% would impact after-tax earnings by approximately $16 for 2008. The 10-year moving average of actual performance has consistently met or exceeded 9% over the past 20 years.

In 2007, a credit of $659 ($426 after-tax) was recorded in other comprehensive loss due to a net decrease in the accumulated benefit obligations as a result of a 25 basis point increase in the discount rate, which was partially offset by plan amendments, and the recognition of actuarial losses and prior service costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (SFAS 158). In addition, a credit of $80 was recorded in other comprehensive loss due to the reclassification of deferred taxes related to the Medicare Part D prescription drug subsidy. In 2006, a net charge of $1,065 ($693 after-tax) was recorded in other comprehensive loss comprised of a charge of $1,353 ($877 after-tax) related to the adoption of SFAS 158, partially offset by a credit of $288 ($184 after-tax) due to the reduction in the minimum pension liability, as a result of asset returns of 11% and a decrease to the accumulated benefit obligations resulting from a 25 basis point increase in the discount rate.

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

Prior to 2006, Alcoa used the nominal vesting approach related to retirement-eligible employees, in which the compensation expense is recognized ratably over the original vesting period. As part of Alcoa’s stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant. Equity grants are issued in January each year. As a result, a larger portion of expense will be recognized in the first and second quarters of each year for these retirement-eligible employees. Compensation expense recorded in 2007 and 2006 was $97 ($63 after-tax) and $72 ($48 after-tax), respectively. Of this amount, $19 and $20 in 2007 and 2006, respectively, pertains to the acceleration of expense related to retirement-eligible employees.

As of January 1, 2005, Alcoa switched from the Black-Scholes pricing model to a lattice model to estimate fair value at the grant date for future option grants. On December 31, 2005, Alcoa accelerated the vesting of 11 million unvested stock options granted to employees in 2004 and on January 13, 2005. The 2004 and 2005 accelerated options had weighted average exercise prices of $35.60 and $29.54, respectively, and in the aggregate represented approximately 12% of Alcoa’s total outstanding options. The decision to accelerate the vesting of the 2004 and 2005 options was made primarily to avoid recognizing the related compensation expense in future Consolidated Financial Statements upon the adoption of a new accounting standard. The accelerated vesting of the 2004 and 2005 stock options reduced Alcoa’s after-tax stock option compensation expense in 2007 and 2006 by $7 and $21, respectively.

An additional change was made to the stock-based compensation program for 2006 grants. Plan participants can choose whether to receive their award in the form of stock options, restricted stock units (stock awards), or a combination of both. This choice is made before the grant is issued and is irrevocable. This choice resulted in an increased stock award expense in both 2007 and 2006 in comparison to 2005.

Income Taxes. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of Alcoa’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances. Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the appropriate taxing authority has completed their examination even though the statute of limitations remains open, or the statute of limitation expires. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. Alcoa also has unamortized tax-deductible goodwill of $311 resulting from intercompany stock sales and reorganizations (generally at a 30% to 34% rate). Alcoa recognizes the tax benefits associated with this tax-deductible goodwill as it is being amortized for local income tax purposes rather than in the period in which the transaction is consummated.

Related Party Transactions

Alcoa buys products from and sells products to various related companies, consisting of entities in which Alcoa retains a 50% or less equity interest, at negotiated arms- length prices between the two parties. These transactions were not material to the financial position or results of operations of Alcoa for all periods presented.

Recently Adopted Accounting Standards

On January 1, 2007, Alcoa adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109,” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. This Interpretation requires that a company recognize in its financial statements the impact of tax positions that meet a "more likely than not" threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Effective January 1, 2007, Alcoa adopted FASB Staff Position (FSP) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48,” (FSP FIN 48-1), which was issued on May 2, 2007. FSP FIN 48-1 amends FIN 48 to provide guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term “effectively settled” replaces the term “ultimately settled” when used to describe recognition, and the terms “settlement” or “settled” replace the terms “ultimate settlement” or “ultimately settled” when used to describe measurement of a tax position under FIN 48. FSP FIN 48-1 clari-

fies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

The adoption of FIN 48 and FSP FIN 48-1 did not have an impact on the Consolidated Financial Statements. See Note T to the Consolidated Financial Statements for the required disclosures in accordance with the provisions of FIN 48.

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

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (SAB 108). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 were effective for Alcoa for its December 31, 2006 year-end. The adoption of SAB 108 did not have a material impact on Alcoa’s Consolidated Financial Statements.

On January 1, 2006, Alcoa adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, (SFAS 123(R)), which requires the company to recognize compensation expense for stock-based compensation based on the grant date fair value. SFAS 123(R) revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Alcoa elected the modified prospective application method for adoption, and prior period financial statements have not been restated. As a result of the implementation of SFAS 123(R), Alcoa recognized additional compensation expense of $29 ($19 after-tax) in 2006 comprised of $11 ($7 after-tax) and $18 ($12 after-tax) related to stock options and stock awards, respectively. See Note R to the Consolidated Financial Statements for additional information.

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

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” (SFAS 160). SFAS 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. SFAS 160 becomes effective for Alcoa on January 1, 2009. Management is currently evaluating the potential impact of SFAS 160 on the Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” (SFAS 141(R)). SFAS 141(R) replaces SFAS No. 141, “Business Combinations,” (SFAS 141) and retains the fundamental requirements in SFAS 141, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination. This standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. SFAS 141(R) requires an acquirer in a business combination, including business combinations achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values of that date, with limited exceptions. It also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. SFAS 141(R) becomes effective for Alcoa for any business combination with an acquisition date on or after January 1, 2009. Management is currently evaluating the potential impact of SFAS 141(R) on the Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115,” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS 159 becomes effective for Alcoa on January 1, 2008. Management has determined that the adoption of SFAS 159 will not have a material impact on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157, as it relates to financial assets and financial liabilities, becomes effective for Alcoa on January 1, 2008. On February 12, 2008, the FASB issued FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. Management has determined that the adoption of SFAS 157, as it relates to financial assets and financial liabilities, except for pension plan assets in regards to the funded status recorded on the Consolidated Balance Sheet, will not have a material impact on the Consolidated Financial Statements. Management is currently evaluating the potential impact of SFAS 157, as it relates to pension plan assets, nonfinancial assets and nonfinancial liabilities, on the Consolidated Financial Statements.

In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39,” (FSP FIN 39-1). FSP FIN 39-1 amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” by permitting entities that enter into master netting arrangements as part of their derivative transactions to offset in their financial statements net derivative positions against the fair value of amounts (or amounts that approximate fair value) recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements. FSP FIN 39-1 becomes effective for Alcoa on January 1, 2008. Management has determined that the adoption of FSP FIN 39-1 will not have a material impact on the Consolidated Financial Statements.

In March 2007, the EITF issued EITF Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements,” (EITF 06-10). Under the provisions of EITF 06-10, an employer is required to recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” or Accounting Principles Board Opinion No. 12, “Omnibus Opinion—1967,” if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit based on the substantive arrangement with the employee. The provisions of EITF 06-10 also require an employer to recognize and measure the asset in a collateral assignment split-dollar life insurance arrangement based on the nature and substance of the arrangement. EITF 06-10 becomes effective for Alcoa on January 1, 2008. Management has determined that the adoption of EITF 06-10 will not have a material impact on the Consolidated Financial Statements.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, “Hedging—General: Issues Involving the Application of the Shortcut Method under Paragraph 68” (Issue E23). Issue E23 provides guidance on certain practice issues related to the application of the shortcut method by amending paragraph 68 of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness of interest rate swaps. The provisions of Issue E23 become effective for Alcoa for hedging arrangements designated on or after January 1, 2008. Additionally, preexisting hedging arrangements must be assessed on January 1, 2008 to determine whether the provisions of Issue E23 were met as of the inception of the hedging arrangement. Management has determined that Issue E23 will not have any impact on its preexisting hedging arrangements.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations. The company is required to make future payments under various contracts, including long-term purchase obligations, debt agreements, and lease agreements. Alcoa also has commitments to fund its pension plans, provide payments for postretirement benefit plans and finance capital projects. The company has grouped these contractual obligations in the same manner as they are classified in the Statement of Consolidated Cash Flows in order to provide a better understanding of the nature of the obligations and to provide a basis for comparison to historical information. As of December 31, 2007, a summary of Alcoa’s outstanding contractual obligations is as follows (amounts do not reflect any changes for subsequent events):

	Total	2008	2009-2010	2011-2012	Thereafter
Operating activities:
Energy-related purchase obligations	$17,472	$1,557	$2,020	$2,013	$11,882
Raw material purchase obligations	3,753	1,578	1,609	434	132
Other purchase obligations	413	334	53	20	6
Interest related to total debt	4,500	416	763	610	2,711
Operating leases	1,260	304	462	254	240
Estimated minimum required pension funding	1,390	80	520	790	—
Postretirement benefit payments	2,890	295	600	595	1,400
Layoff and other restructuring payments	157	117	40	—	—
Deferred revenue arrangements	269	82	55	16	116
Uncertain tax contingencies	42	—	—	—	42
Financing activities:
Total debt	7,998	1,627	586	1,160	4,625
Dividends to shareholders
Investing activities:
Capital projects	3,144	2,244	775	125	—
Payments related to acquisitions	75	75	—	—	—
Totals	$43,363	$8,709	$7,483	$6,017	$21,154

Obligations for Operating Activities

Energy-related purchase obligations consist primarily of electricity and natural gas contracts with expiration dates ranging from less than 1 year to 40 years. The majority of raw material and other purchase obligations have expiration dates of 24 months or less. Certain purchase obligations contain variable pricing components, and, as a result, actual cash payments may differ from the estimates provided in the preceding table. Operating leases represent multi-year obligations for certain computer equipment, plant equipment, vehicles, and buildings.

Interest related to total debt is based on interest rates in effect as of December 31, 2007 and is calculated on debt with maturities that extend to 2037. The effect of outstanding interest rate swaps, which are accounted for as fair value hedges, are included in interest related to total debt. As of December 31, 2007, these hedges effectively convert the interest rate from fixed to floating on $1,890 of debt through 2018. As the contractual interest rates for certain debt and interest rate swaps are variable, actual cash payments may differ from the estimates provided in the preceding table.

Estimated minimum required pension funding and postretirement benefit payments are based on actuarial estimates using current assumptions for discount rates, expected return on long-term assets, rate of compensation increases, and health care cost trend rates. The minimum required cash outlays for pension funding are estimated to be $80 for 2008 and $150 for 2009. The increase in the projected funding is the result of the reduction of available pension funding credits from 2008 to 2009. The funding estimate is $370 for 2010, $410 for 2011 and $380 for 2012. The expected pension contributions in 2009 and later also reflect the impacts of the Pension Protection Act of 2006 that was signed into law on August 17, 2006. Pension contributions are expected to decline beginning in 2012 if all actuarial assumptions are realized and remain the same in the future. Postretirement benefit payments are expected to approximate $300 annually, net of the estimated subsidy receipts related to Medicare Part D, and are reflected in the preceding table through 2017. Alcoa has determined that it is not practicable to present pension funding and postretirement benefit payments beyond 2012 and 2017, respectively.

Layoff and other restructuring payments primarily relate to severance costs and are expected to be paid within one year. Amounts scheduled to be paid greater than one year are related to ongoing site remediation work and special termination benefit payments.

Deferred revenue arrangements require Alcoa to deliver aluminum and alumina over the specified contract period. While these obligations are not expected to result in cash payments, they represent contractual obligations for which the company would be obligated if the specified product deliveries could not be made. The longest such contract expires in 2037.

Uncertain tax contingencies are positions taken or expected to be taken on an income tax return that may result in additional payments to tax authorities. The amount in the preceding table includes interest and penalties accrued related to such positions as of December 31, 2007. The total amount of uncertain tax contingencies is included in the “Thereafter” column as the company is not able to reasonably estimate the timing of potential future payments. If a tax authority agrees with the tax position taken or expected to be taken or the applicable statute of limitations expires, then additional payments will not be necessary.

Obligations for Financing Activities

Total debt amounts in the preceding table represent the principal amounts of all outstanding debt, including short-term borrowings, commercial paper and long-term debt. Maturities for long-term debt extend to 2037.

The company has historically paid quarterly dividends on its preferred and common stock. Including dividends on preferred stock, Alcoa paid $590 in dividends to shareholders during 2007. Amounts are not included in the preceding table because all dividends are subject to approval by the company’s Board of Directors. In January 2007, Alcoa announced an increase in its annual common stock dividend from $0.60 per share to $0.68 per share. As of December 31, 2007, there were 827,401,800 shares of common stock outstanding. It is expected that the increase in the annual common stock dividend will be offset over time due to the repurchase of common stock. In October 2007, Alcoa’s Board of Directors approved a new share repurchase program. The new program authorizes the purchase of up to 25% (or approximately 217 million shares) of the outstanding common stock of Alcoa at December 31, 2006, in the open market or though privately negotiated transactions, directly or through brokers or agents, and expires on December 31, 2010. This new program superseded the share repurchase program that was approved by Alcoa’s Board of Directors in January 2007, which authorized the repurchase of up to 87 million shares of Alcoa common stock. The shares repurchased under the January 2007 program count against the shares authorized for repurchase under the new program. During 2007, Alcoa repurchased 68 million shares, including 43 million shares under the January 2007 program.

Obligations for Investing Activities

Alcoa has made announcements indicating its participation in several significant expansion projects. These projects include the expansion of an alumina refinery in São Luis; the development of a bauxite mine in Juruti; global rolled products expansion projects in Russia, Hungary and China; and the continued investment in several hydroelectric power projects in Brazil. These projects are in various stages of development and, depending on business and (or) regulatory circumstances, may not be completed. The amounts included in the preceding table for capital projects represent the amounts that have been approved by management for these and other projects as of December 31, 2007. Funding levels may vary in future years based on anticipated construction schedules of the projects. It is anticipated that significant expansion projects will be funded through various sources, including cash provided from operations. Alcoa anticipates that financing required to execute all of these investments will be readily available over the time frame required.

Payments related to acquisitions are based on provisions in certain acquisition agreements that state additional funds are due to the seller from Alcoa if the businesses acquired achieve stated financial and operational thresholds. Amounts are only presented in the preceding table if it is has been determined that payment is more likely than not to occur. Certain additional contingent payments related to prior acquisitions are not included in the preceding table as they have not met such standard.

Off-Balance Sheet Arrangements. As of December 31, 2007, Alcoa has maximum potential future payments for guarantees issued on behalf of certain third parties of $513. These guarantees expire at various dates in 2008 through 2018 and relate primarily to project financing for hydroelectric power projects in Brazil. Alcoa also has standby letters of credit in the amount of $485 issued as of December 31, 2007. These letters of credit relate to environmental, insurance and other activities, and expire at various dates in 2008 through 2014.

In November 2007, Alcoa entered into a program to sell a senior undivided interest in certain customer receivables, without recourse, on a continuous basis to a third-party for cash. As of December 31, 2007, Alcoa received $100 in cash proceeds, which reduced Receivables from customers on the Consolidated Balance Sheet. Alcoa services the customer receivables for the third-party at market rates; therefore, no servicing asset or liability was recorded.

Alcoa also has an existing program with a different third-party to sell certain customer receivables. The sale of receivables under this program was conducted through a qualifying special purpose entity (QSPE) that is bankruptcy remote, and, therefore, is not consolidated by Alcoa. As of December 31, 2007 and 2006, Alcoa sold trade receivables of $139 and $84 to the QSPE.

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

Based on the assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007, based on criteria in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Management’s Certifications

The certifications of the Company’s Chief Executive Officer and Chief Financial Officer required by the Sarbanes-Oxley Act have been included as Exhibits 31 and 32 in the Company’s Form 10-K. In addition, in 2007, the Company’s Chief Executive Officer provided to the New York Stock Exchange the annual CEO certification regarding the Company’s compliance with the New York Stock Exchange’s corporate governance listing standards.

Alain J. P. Belda

Chairman and

Chief Executive Officer

Charles D. McLane, Jr.

Executive Vice President and

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alcoa Inc.:

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated income, shareholders' equity and consolidated cash flows present fairly, in all material respects, the financial position of Alcoa Inc. and its subsidiaries (Alcoa) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Alcoa maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alcoa's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on Alcoa's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note A to the consolidated financial statements, Alcoa changed its method of accounting for benefit plans, stock-based compensation and mine stripping costs in 2006.

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

Pittsburgh, Pennsylvania

February 15, 2008

Statement of Consolidated Income (in millions, except per-share amounts)	Alcoa and subsidiaries

For the year ended December 31,	2007	2006	2005
Sales (Q)	$30,748	$30,379	$25,568
Cost of goods sold (exclusive of expenses below)	24,248	23,318	20,704
Selling, general administrative, and other expenses	1,472	1,402	1,295
Research and development expenses	249	213	192
Provision for depreciation, depletion, and amortization	1,268	1,280	1,256
Goodwill impairment charge (E)	133	—	—
Restructuring and other charges (D)	399	543	292
Interest expense (V)	401	384	339
Other income, net (O)	(1,913)	(193)	(480)
Total costs and expenses	26,257	26,947	23,598
Income from continuing operations before taxes on income	4,491	3,432	1,970
Provision for taxes on income (T)	1,555	835	454
Income from continuing operations before minority interests’ share	2,936	2,597	1,516
Less: Minority interests’ share	365	436	259
Income from continuing operations	2,571	2,161	1,257
(Loss) income from discontinued operations (B)	(7)	87	(22)
Cumulative effect of accounting change (C)	—	—	(2)
Net Income	$2,564	$2,248	$1,233
Earnings (loss) per Common Share (S)
Basic:
Income from continuing operations	$2.98	$2.49	$1.44
Income (loss) from discontinued operations	—	.10	(.03)
Cumulative effect of accounting change	—	—	—
Net income	$2.98	$2.59	$1.41
Diluted:
Income from continuing operations	$2.95	$2.47	$1.43
Income (loss) from discontinued operations	—	.10	(.03)
Cumulative effect of accounting change	—	—	—
Net income	$2.95	$2.57	$1.40

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet (in millions)	Alcoa and subsidiaries

December 31,	2007	2006
Assets
Current assets:
Cash and cash equivalents (X)	$483	$506
Receivables from customers, less allowances of $72 in 2007 and $68 in 2006	2,602	2,788
Other receivables	451	301
Inventories (G)	3,326	3,380
Prepaid expenses and other current assets	1,224	1,378
Total current assets	8,086	8,353
Properties, plants, and equipment, net (H)	16,879	14,007
Goodwill (E)	4,806	4,885
Investments (I)	2,038	1,718
Other assets (J)	4,046	3,939
Assets held for sale (B)	2,948	4,281
Total Assets	$38,803	$37,183

Liabilities
Current liabilities:
Short-term borrowings (K and X)	$569	$462
Commercial paper (K and X)	856	340
Accounts payable, trade	2,787	2,407
Accrued compensation and retirement costs	943	949
Taxes, including taxes on income	644	851
Other current liabilities	1,165	1,360
Long-term debt due within one year (K and X)	202	510
Total current liabilities	7,166	6,879
Commercial paper (K and X)	—	1,132
Long-term debt, less amount due within one year (K and X)	6,371	4,777
Accrued pension benefits (W)	1,098	1,540
Accrued postretirement benefits (W)	2,753	2,956
Other noncurrent liabilities and deferred credits (L)	1,943	2,002
Deferred income taxes (T)	545	762
Liabilities of operations held for sale (B)	451	704
Total liabilities	20,327	20,752
Minority interests (M)	2,460	1,800
Commitments and contingencies (N)

Shareholders’ Equity
Preferred stock (R)	55	55
Common stock (R)	925	925
Additional capital	5,774	5,817
Retained earnings	13,039	11,066
Treasury stock, at cost	(3,440)	(1,999)
Accumulated other comprehensive loss	(337)	(1,233)
Total shareholders’ equity	16,016	14,631
Total Liabilities and Equity	$38,803	$37,183

The accompanying notes are an integral part of the consolidated financial statements.

Statement of Consolidated Cash Flows (in millions)	Alcoa and subsidiaries

For the year ended December 31,	2007	2006	2005
Cash from Operations
Net income	$2,564	$2,248	$1,233
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion, and amortization	1,269	1,280	1,258
Deferred income taxes	248	(68)	(16)
Equity (income) loss, net of dividends	(116)	(89)	35
Goodwill impairment charge (E)	133	—	—
Restructuring and other charges (D)	399	543	292
Gains from investing activities—asset sales (O)	(1,800)	(25)	(406)
Provision for doubtful accounts	15	22	19
Loss (income) from discontinued operations (B)	7	(87)	22
Minority interests	365	436	259
Cumulative effect of accounting change (C)	—	—	2
Stock-based compensation (R)	97	72	25
Excess tax benefits from stock-based payment arrangements	(79)	(17)	—
Other	(81)	(222)	12
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency translation adjustments:
Decrease (increase) in receivables	517	(109)	(465)
Decrease (increase) in inventories	186	(509)	(403)
(Increase) in prepaid expenses and other current assets	(129)	(175)	(27)
Increase (decrease) in accounts payable and accrued expenses	79	(285)	656
(Decrease) increase in taxes, including taxes on income	(169)	30	(124)
Cash received (paid) on long-term aluminum supply contract	93	—	(93)
Pension contributions	(322)	(397)	(383)
Net change in other noncurrent assets and liabilities	(172)	(41)	(208)
Decrease (increase) in net assets held for sale	8	(44)	(44)
Cash provided from continuing operations	3,112	2,563	1,644
Cash (used for) provided from discontinued operations	(1)	4	32
Cash provided from operations	3,111	2,567	1,676
Financing Activities
Net change in short-term borrowings	94	126	5
Net change in commercial paper	(617)	560	282
Additions to long-term debt (K)	2,050	29	278
Debt issuance costs (K)	(126)	—	—
Payments on long-term debt (K)	(873)	(36)	(254)
Common stock issued for stock compensation plans	835	156	72
Excess tax benefits from stock-based payment arrangements	79	17	—
Repurchase of common stock	(2,496)	(290)	(108)
Dividends paid to shareholders	(590)	(524)	(524)
Dividends paid to minority interests	(368)	(400)	(75)
Contributions from minority interests	474	342	—
Cash used for financing activities	(1,538)	(20)	(324)
Investing Activities
Capital expenditures	(3,636)	(3,201)	(2,116)
Capital expenditures of discontinued operations	—	(4)	(22)
Acquisitions of minority interests (F and P)	(3)	(1)	(199)
Acquisitions, net of cash acquired (F and P)	(15)	8	(262)
Proceeds from the sale of assets and businesses	183	372	505
Additions to investments	(131)	(58)	(30)
Sales of investments (I)	2,011	35	1,081
Net change in short-term investments and restricted cash	3	(4)	(8)
Other	(37)	12	16
Cash used for investing activities	(1,625)	(2,841)	(1,035)
Effect of exchange rate changes on cash and cash equivalents	29	38	(12)
Net change in cash and cash equivalents	(23)	(256)	305
Cash and cash equivalents at beginning of year	506	762	457
Cash and cash equivalents at end of year	$483	$506	$762

The accompanying notes are an integral part of the consolidated financial statements.

Statement of Shareholders’ Equity (in millions, except per-share amounts)	Alcoa and subsidiaries

December 31,	Comprehensive income	Preferred stock	Common stock	Additional capital	Retained earnings	Treasury stock	Accumulated other compre- hensive loss	Total shareholders’ equity
Balance at end of 2004		$55	$925	$5,775	$8,636	$(1,926)	$(165)	$13,300
Comprehensive income:
Net income	$1,233				1,233			1,233
Other comprehensive (loss) income:
Change in minimum pension liability, net of tax benefit and minority interests of $80	(148)
Foreign currency translation adjustments	(542)
Unrealized gains on available-for-sale securities, net of tax expense of $52	96
Unrecognized gains (losses) on derivatives, net of tax benefit and minority interests of $87 (X):
Net change from periodic revaluations	123
Net amount reclassified to income	(137)

Net unrecognized losses on derivatives	(14)

Comprehensive income	$625						(608)	(608)

Cash dividends: Preferred @ $3.75 per share					(2)			(2)
Common @ $.60 per share					(522)			(522)
Common stock issued: compensation plans				(55)		135		80
Repurchase of common stock						(108)		(108)
Balance at end of 2005		55	925	5,720	9,345	(1,899)	(773)	13,373
Comprehensive income:
Net income	$2,248				2,248			2,248
Other comprehensive income (loss):
Change in minimum pension liability, net of tax expense and minority interests of $104	184
Foreign currency translation adjustments	659
Unrealized gains on available-for-sale securities, net of tax expense of $53	98
Unrecognized losses on derivatives, net of tax benefit and minority interests of $152 (X):
Net change from periodic revaluations	(473)
Net amount reclassified to income	(51)

Net unrecognized losses on derivatives	(524)

Comprehensive income	$2,665						417	417

Cash dividends: Preferred @ $3.75 per share					(2)			(2)
Common @ $.60 per share					(522)			(522)
Stock-based compensation				72				72
Common stock issued: compensation plans				(13)		190		177
Repurchase of common stock						(290)		(290)
Cumulative effect adjustment due to the adoption of SFAS 158, net of tax and minority interests							(877)	(877)
Cumulative effect adjustment due to the adoption of EITF 04-6, net of tax and minority interests					(3)			(3)
Other				38				38
Balance at end of 2006		55	925	5,817	11,066	(1,999)	(1,233)	14,631
Comprehensive income:
Net income	$2,564				2,564			2,564
Other comprehensive income (loss):
Change in unrecognized losses and prior service cost related to pension and postretirement benefit plans, net of tax expense and minority interests of $153	506
Foreign currency translation adjustments	880
Unrealized gains on available-for-sale securities, net of tax benefit of $222:
Unrealized holding gains	747
Net amount reclassified to income	(1,159)

Net change in unrealized gains on available-for-sale securities	(412)

Unrecognized losses on derivatives, net of tax benefit and minority interests of $30 (X):
Net change from periodic revaluations	(69)
Net amount reclassified to income	(9)

Net unrecognized losses on derivatives	(78)

Comprehensive income	$3,460						896	896

Cash dividends: Preferred @ $3.75 per share					(2)			(2)
Common @ $.68 per share					(589)			(589)
Stock-based compensation				97				97
Common stock issued: compensation plans				(140)		1,055		915
Repurchase of common stock						(2,496)		(2,496)
Balance at end of 2007		$55	$925	$5,774	$13,039	$(3,440)	$(337)*	$16,016
*	Comprised of unrealized foreign currency translation adjustments of $1,532, unrecognized losses and prior service cost, net, related to pension and postretirement benefit plans of $(1,307), unrealized gains on available-for-sale securities of $3, and unrecognized net losses on derivatives of $(565), all net of tax and applicable minority interests.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

(dollars in millions, except per-share amounts)

A. Summary of Significant Accounting Policies

Basis of Presentation. The Consolidated Financial Statements of Alcoa Inc. and its subsidiaries (“Alcoa” or the “company”) are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.

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

Properties, Plants, and Equipment. Properties, plants, and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures and approximately 16 years for machinery and equipment, as useful lives range between 5 and 25 years. For greenfield smelters, the units of production method is used to record depreciation. Gains or losses from the sale of assets are generally recorded in other income (see policy that follows for assets classified as held for sale and discontinued operations). Repairs and maintenance are charged to expense as incurred. Interest related to the construction of qualifying assets is capitalized as part of the construction costs. Depletion related to mineral reserves is recorded using the units of production method. See Notes H and V for additional information.

Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations related to the assets (asset group) to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a discounted cash flow analysis.

Goodwill and Other Intangible Assets. Goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of 13 years.

Goodwill and indefinite-lived intangible assets are tested annually for impairment and whenever events or circumstances change, such as a significant adverse change in business climate or the decision to sell a business, that would make it more likely than not that an impairment may have occurred. If the carrying value of goodwill or an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. The evaluation of impairment involves comparing the current fair value of each of Alcoa’s reporting units to their recorded value, including goodwill. Alcoa uses a discounted cash flow model (DCF model) to determine the current fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, discount rate, and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill. See Note E for additional information.

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

Environmental Expenditures. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remediation efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractor, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations. See Note N for additional information.

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

Certain conditional asset retirement obligations (CAROs) related to alumina refineries, aluminum smelters, and fabrication facilities have not been recorded in the Consolidated Financial Statements due to uncertainties surrounding the ultimate settlement date. A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within Alcoa’s control. Such uncertainties exist as a result of the perpetual nature of the structures, maintenance and upgrade programs, and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, Alcoa would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (PCBs), various process residuals, solid wastes, electronic equipment waste and various other materials. Such amounts may be material to the Consolidated Financial Statements in the period in which they are recorded.

Income Taxes. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of Alcoa’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances. Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the appropriate taxing authority has completed their examination even though the statute of limitations remains open, or the statute of limitation expires. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. Alcoa also has unamortized tax-deductible goodwill of $311 resulting from intercompany stock sales and reorganizations (generally at a 30% to 34% rate). Alcoa recognizes the tax benefits associated with this tax-deductible goodwill as it is being amortized for local income tax purposes rather than in the period in which the transaction is consummated.

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

Prior to 2006, Alcoa used the nominal vesting approach related to retirement-eligible employees, in which the compensation expense is recognized ratably over the original vesting period. As part of Alcoa’s stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant. Equity grants are issued in January each year. As a result, a larger portion of expense will be recognized in the first and second quarters of each year for these retirement-eligible employees. Compensation expense recorded in 2007 and 2006 was $97 ($63 after-tax) and $72 ($48 after-tax), respectively. Of this amount, $19 and $20 in 2007 and 2006, respectively, pertains to the acceleration of expense related to retirement-eligible employees.

As of January 1, 2005, Alcoa switched from the Black-Scholes pricing model to a lattice model to estimate fair value at the grant date for future option grants. On December 31, 2005, Alcoa accelerated the vesting of 11 million unvested stock options granted to employees in 2004 and on January 13, 2005. The 2004 and 2005 accelerated options had weighted average exercise prices of $35.60 and $29.54, respectively, and in the aggregate represented approximately 12% of Alcoa’s total outstanding options. The decision to accelerate the vesting of the 2004 and 2005 options was made primarily to avoid recognizing the related compensation expense in future Consolidated Financial Statements upon the adoption of a new accounting standard. The accelerated vesting of the 2004 and 2005 stock options reduced Alcoa’s after-tax stock option compensation expense in 2007 and 2006 by $7 and $21, respectively.

An additional change was made to the stock-based compensation program for 2006 grants. Plan participants can choose whether to receive their award in the form of stock options, restricted stock units (stock awards), or a combination of both. This choice is made before the grant is issued and is irrevocable. This choice resulted in increased stock award expense in both 2007 and 2006 in comparison to 2005.

Derivatives and Hedging. Derivatives are held as part of a formally documented risk management program. The derivatives are straightforward and are held for purposes other than trading. For derivatives designated as fair value hedges, Alcoa measures hedge effectiveness by formally assessing, at least quarterly, the historical high correlation of changes in the fair value of the hedged item and the derivative hedging instrument. For derivatives designated as cash flow hedges, Alcoa measures hedge effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions of both types of hedges are recorded in revenues or other income or expense in the current period. A gain of $4 was recorded in 2007 (gains of $10 and $11 in 2006 and 2005, respectively) for the ineffective portion of aluminum hedges. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative are recorded in other income or expense. No hedging transactions ceased to qualify as hedges in 2007, 2006 or 2005.

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

Alcoa accounts for hedges of foreign currency exposures and certain forecasted transactions as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the Consolidated Balance Sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive loss (losses of $565 and $487 at December 31, 2007 and 2006, respectively) and are reclassified to sales, cost of goods sold, or other income in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally not exceeding five years. Assuming market rates remain constant with the rates at December 31, 2007, a loss of $101 is expected to be recognized in earnings over the next 12 months.

If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from financial instruments are recognized in the Statement of Consolidated Cash Flows in a manner consistent with the underlying transactions. See Notes K and X for additional information.

Foreign Currency. The local currency is the functional currency for Alcoa’s significant operations outside the U.S., except certain operations in Canada, Brazil, Russia and Iceland, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa’s operations is made based on the appropriate economic and management indicators.

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

Depreciation is no longer recorded on assets of businesses to be divested once they are classified as held for sale.

Businesses to be divested are classified in the Consolidated Financial Statements as either discontinued operations or assets held for sale. For businesses classified as discontinued operations, the balance sheet amounts and income statement results are reclassified from their historical presentation to assets and liabilities of operations held for sale on the Consolidated Balance Sheet and to discontinued operations in the Statement of Consolidated Income, respectively, for all periods presented. The gains or losses associated with these divested businesses are recorded in income (loss) from discontinued operations in the Statement of Consolidated Income. The Statement of Consolidated Cash Flows is also reclassified for assets held for sale and discontinued operations for all periods presented. Additionally, segment information does not include the operating results of businesses classified as discontinued operations. Management does not expect any continuing involvement with these businesses following the sales, and these businesses are expected to be disposed of within one year.

For businesses classified as assets held for sale that do not qualify for discontinued operations treatment, the balance sheet and cash flow amounts are reclassified from their historical presentation to assets and liabilities of operations held for sale. The income statement results continue to be reported in the historical income statement categories as income from continuing operations. The gains or losses associated with these divested businesses are generally recorded in restructuring and other charges in the Statement of Consolidated Income. The segment information includes the operating results of businesses classified as assets held for sale for all periods presented. Management expects that Alcoa will have continuing involvement with these businesses following the sale, primarily in the form of equity participation, or ongoing aluminum or other significant supply contracts.

Recently Adopted Accounting Standards. On January 1, 2007, Alcoa adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. This Interpretation requires that a company recognize in its financial statements the impact of tax positions that meet a "more likely than not" threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Effective January 1, 2007, Alcoa adopted FASB Staff Position (FSP) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48,” (FSP FIN 48-1), which was issued on May 2, 2007. FSP FIN 48-1 amends FIN 48 to provide guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term “effectively settled” replaces the term “ultimately settled” when used to describe recognition, and the terms “settlement” or “settled” replace the terms “ultimate settlement” or “ultimately settled” when used to describe measurement of a tax position under FIN 48. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

The adoption of FIN 48 and FSP FIN 48-1 did not have an impact on the accompanying Consolidated Financial Statements. See Note T for the required disclosures in accordance with the provisions of FIN 48.

Alcoa adopted Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (SFAS 158), effective December 31, 2006. The adoption of SFAS 158 resulted in the following impacts: a reduction of $119 in existing prepaid pension costs and intangible assets, the recognition of $1,234 in accrued pension and postretirement liabilities, and a charge of $1,353 ($877 after-tax) to accumulated other comprehensive loss. See Note W for additional information.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (SAB 108). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 were effective for Alcoa for its December 31, 2006 year-end. The adoption of SAB 108 did not have a material impact on Alcoa’s Consolidated Financial Statements.

On January 1, 2006, Alcoa adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)), which requires the company to recognize compensation expense for stock-based compensation based on the grant date fair value. SFAS 123(R) revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Alcoa elected the modified prospective application method for adoption, and prior period financial statements have not been restated. As a result of the implementation of SFAS 123(R), Alcoa recognized additional compensation expense of $29 ($19 after-tax) in 2006 comprised of $11 ($7 after-tax) and $18 ($12 after-tax) related to stock options and stock awards, respectively. See Note R for additional information.

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

Recently Issued Accounting Standards. In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” (SFAS 160). SFAS 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. SFAS 160 becomes effective for Alcoa on January 1, 2009. Management is currently evaluating the potential impact of SFAS 160 on the Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” (SFAS 141(R)). SFAS 141(R) replaces SFAS No. 141, “Business Combinations,” (SFAS 141) and retains the fundamental requirements in SFAS 141, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination. This standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. SFAS 141(R) requires an acquirer in a business combination, including business combinations achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values of that date, with limited exceptions. It also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. SFAS 141(R) becomes effective for Alcoa for any business combination with an acquisition date on or after January 1, 2009. Management is currently evaluating the potential impact of SFAS 141(R) on the Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115,” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS 159 becomes effective for Alcoa on January 1, 2008. Management has determined that the adoption of SFAS 159 will not have a material impact on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157, as it relates to financial assets and financial liabilities, becomes effective for Alcoa on January 1, 2008. On February 12, 2008, the FASB issued FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. Management has determined that the adoption of SFAS 157, as it relates to financial assets and financial liabilities, except for pension plan assets in regards to the funded status recorded on the Consolidated Balance Sheet, will not have a material impact on the Consolidated Financial Statements. Management is currently evaluating the potential impact of SFAS 157, as it relates to pension plan assets, nonfinancial assets and nonfinancial liabilities, on the Consolidated Financial Statements.

In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39,” (FSP FIN 39-1). FSP FIN 39-1 amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” by permitting entities that enter into master netting arrangements as part of their derivative transactions to offset in their financial statements net derivative positions against the fair value of amounts (or amounts that approximate fair value) recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements. FSP FIN 39-1 becomes effective for Alcoa on January 1, 2008. Management has determined that the adoption of FSP FIN 39-1 will not have a material impact on the Consolidated Financial Statements.

In March 2007, the EITF issued EITF Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements,” (EITF 06-10). Under the provisions of EITF 06-10, an employer is required to recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” or Accounting Principles Board Opinion No. 12, “Omnibus Opinion—1967,” if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit based on the substantive arrangement with the employee. The provisions of EITF 06-10 also require an employer to recognize and measure the asset in a collateral assignment split-dollar life insurance arrangement based on the nature and substance of the arrangement. EITF 06-10 becomes effective for Alcoa on January 1, 2008. Management has determined that the adoption of EITF 06-10 will not have a material impact on the Consolidated Financial Statements.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, “Hedging—General: Issues Involving the Application of the Shortcut Method under Paragraph 68” (Issue E23). Issue E23 provides guidance on certain practice issues related to the application of the shortcut method by amending paragraph 68 of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness of interest rate swaps. The provisions of Issue E23 become effective for Alcoa for hedging arrangements designated on or after January 1, 2008. Additionally, preexisting hedging arrangements must be assessed on January 1, 2008 to determine whether the provisions of Issue E23 were met as of the inception of the hedging arrangement. Management has determined that Issue E23 will not have any impact on its preexisting hedging arrangements.

Reclassification. Certain amounts in previously issued financial statements were reclassified to conform to 2007 presentations. See Note B for additional information.

B. Discontinued Operations and Assets Held for Sale

For all periods presented in the accompanying Statement of Consolidated Income, businesses classified as discontinued operations include the Hawesville, KY automotive casting facility, the wireless component of the telecommunications business, and a small automotive casting business in the U.K. The home exteriors business was also included in discontinued operations in 2006 and 2005, and the telecommunications, protective packaging and the imaging and graphic communications businesses were also included in discontinued operations in 2005.

In the third quarter of 2006, Alcoa reclassified its home exteriors business to discontinued operations upon the signing of a definitive sale agreement with Ply Gem Industries, Inc. The sale of the home exteriors business was completed in the fourth quarter of 2006 (see Note F for additional information). In the first quarter of 2006, Alcoa reclassified the Hawesville automotive casting facility to discontinued operations upon closure of the facility. The results of the Extruded and End Products segment and the Engineered Solutions segment were reclassified to reflect the movement of the home exteriors business and the automotive casting facility, respectively, into discontinued operations. The Consolidated Financial Statements for all prior periods presented were reclassified to reflect these businesses in discontinued operations.

In the third quarter of 2005, Alcoa reclassified the imaging and graphics communications business of Southern Graphic Systems, Inc. (SGS) to discontinued operations based on the decision to sell the business. The results of the Packaging and Consumer segment were reclassified to reflect the movement of this business into discontinued operations. The sale was completed in the fourth quarter of 2005. The divestitures of the following businesses were completed in 2005: the telecommunications business, the protective packaging business, and the imaging and graphics communications business. See Note F for additional information.

The following table details selected financial information for the businesses included within discontinued operations:

	2007	2006	2005
Sales	$—	$517	$1,033
(Loss) income from operations	$(3)	$(26)	$38
(Loss) gain on sale of businesses	(16)	176	50
Loss from impairment	(3)	(1)	(55)
Pretax (loss) income	(22)	149	33
Benefit (provision) for income taxes	15	(62)	(57)
Minority interests	—	—	2
(Loss) income from discontinued operations	$(7)	$87	$(22)

In 2007, the loss from discontinued operations of $7 was comprised of an $11 loss, primarily related to working capital and other adjustments associated with the 2006 sale of the home exteriors business, partially offset by net operating income of $4 of discontinued businesses. In 2006, the income from discontinued operations of $87 was comprised of a $110 gain related to the sale of the home exteriors business, offset by $20 of net operating losses and a loss of $3 related to the 2005 sale of the imaging and graphics communications business. In 2005, the loss from discontinued operations of $22 was comprised of $43 of net losses associated with businesses impaired or sold in 2005, including a $28 loss for asset impairments associated with the Hawesville automotive casting facility, partially offset by $21 in net operating income.

For both periods presented in the accompanying Consolidated Balance Sheet, the assets and liabilities of operations classified as held for sale include the businesses within the Packaging and Consumer segment, the Hawesville automotive casting facility, the wireless component of the telecommunications business, a small automotive casting business in the U.K. and the net assets of one of the three soft alloy extrusion facilities in the U.S. that were not contributed to the newly-formed soft alloy extrusion joint venture. The assets and related liabilities of the remaining Automotive Castings business, the net assets of the soft alloy extrusion business that were contributed to the joint venture in June 2007, and the net assets of two of the three soft alloy extrusion facilities in the U.S. that were not contributed to the newly-formed soft alloy extrusion joint venture were also classified as held for sale in 2006.

In the third quarter of 2007, Alcoa classified the assets and related liabilities of the remaining Automotive Castings business and the businesses within the Packaging and Consumer segment as held for sale based upon management’s decision to sell these businesses. See Notes D and F for additional information.

In the fourth quarter of 2006, Alcoa reclassified its soft alloy extrusion business to assets held for sale upon the determination that it would be disposed of, including the signing of a letter of intent with Orkla ASA’s SAPA Group (Sapa) to create a joint venture that would combine the soft alloy extrusion business with Sapa’s Profiles extruded aluminum business. See Notes D and F for additional information.

The major classes of assets and liabilities of operations held for sale are as follows:

December 31,	2007	2006
Assets:
Receivables, less allowances	$308	$672
Inventories	377	651
Properties, plants, and equipment, net	738	1,188
Goodwill	1,094	1,285
Intangibles	375	404
Other assets	56	81
Assets held for sale	$2,948	$4,281
Liabilities:
Accounts payable	$304	$487
Accrued expenses	114	164
Other liabilities	33	53
Liabilities of operations held for sale	$451	$704

C. Asset Retirement Obligations

Alcoa has recorded AROs related to legal obligations associated with the normal operations of bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure.

Effective December 31, 2005, Alcoa adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations,” (FIN 47). FIN 47 clarifies the accounting for conditional asset retirement obligations (CAROs), as referenced in SFAS No. 143, “Accounting for Asset Retirement Obligations.” A CARO is a legal obligation to perform an asset retirement activity in which the obligation is unconditional, but uncertainty exists about the timing and (or) method of settlement, which may or may not be under the control of Alcoa, and which prevents the reasonable estimation of the fair value of the CARO. Upon adoption, Alcoa recognized a cumulative effect adjustment of $2, consisting primarily of costs for regulated waste materials related to the demolition of certain power facilities. Pro forma amounts related to prior periods are not presented, as there is no impact on prior period financial statements.

In addition to the above CAROs, certain CAROs related to alumina refineries, aluminum smelters, and fabrication facilities have not been recorded in the Consolidated Financial Statements due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the structures, maintenance and upgrade programs, and other factors. At the date that a reasonable estimate of the ultimate settlement date can be made, Alcoa would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials. If Alcoa was required to demolish all such structures immediately, the estimated CARO as of December 31, 2007 ranges from less than $1 to $52 per structure in today’s dollars.

The following table details the changes in the carrying amount of recorded AROs and CAROs:

December 31,	2007	2006
Balance at beginning of year	$291	$258
Accretion expense	13	13
Payments	(42)	(42)
Liabilities incurred	34	51
Translation and other	15	11
Balance at end of year	$311	$291

D. Restructuring and Other Charges

Restructuring and other charges for each of the three years in the period ended December 31, 2007 were comprised of the following:

	2007	2006	2005
Asset impairments	$286	$442	$86
Layoff costs	90	107	238
Other exit costs	55	37	16
Reversals of previously recorded layoff and other exit costs*	(32)	(43)	(48)
Restructuring and other charges	$399	$543	$292
*	Reversals of previously recorded layoff and other exit costs resulted from changes in facts and circumstances that led to changes in estimated costs.

Employee termination and severance costs were recorded based on approved detailed action plans submitted by the operating locations that specified positions to be eliminated, benefits to be paid under existing severance plans, union contracts or statutory requirements, and the expected timetable for completion of the plans.

2007 Restructuring Program. In 2007, Alcoa recorded restructuring and other charges of $399 ($307 after-tax and minority interests), which were comprised of the following components: $331 ($234 after-tax) in asset impairments and $53 ($36 after-tax) in severance charges associated with a strategic review of certain businesses; a $62 ($23 after-tax) reduction to the original impairment charge recorded in 2006 related to the estimated fair value of the soft alloy extrusion business, which was contributed to a joint venture effective June 1, 2007 (see the 2006 Restructuring Program for additional information); and $77 ($60 after-tax and minority interests) in net charges comprised of severance charges of $37 ($34 after-tax and minority interests) related to the elimination of approximately 400 positions and asset impairments of $17 ($11 after-tax) of various other businesses and facilities, other exit costs of $55 ($37 after-tax and minority interests), primarily for accelerated depreciation associated with the shutdown of certain facilities in 2007 related to the 2006 Restructuring Program, and reversals of previously recorded layoff and other exit costs of $32 ($22 after-tax and minority interests) due to normal attrition and changes in facts and circumstances.

In April 2007, Alcoa announced it was exploring strategic alternatives for the potential disposition of the businesses within the Packaging and Consumer segment, the Automotive Castings business, and the Electrical and Electronic Solutions business (EES) (formerly the Alcoa Fujikura Limited (AFL) wire harness business). In September 2007, management completed its review of strategic alternatives and determined that the best course of action was to sell the Packaging and Consumer and Automotive Castings businesses, and to significantly restructure the EES business in order to improve its returns and profitability.

As a result of this decision, the assets and related liabilities of the Packaging and Consumer and Automotive Castings businesses were classified as held for sale (see Note B for additional information). In the third quarter of 2007, Alcoa recorded impairment charges of $215 ($140 after-tax) related to the Packaging and Consumer businesses and $68 ($51 after-tax) for the Automotive Castings business to reflect the write-down of the carrying value of the assets of these businesses to their respective estimated fair values. In addition, Alcoa recorded a $464 discrete income tax charge related to goodwill associated with the planned sale of the Packaging and Consumer businesses that would have been non-deductible for tax purposes under the transaction structure contemplated at the time. In November 2007, Alcoa completed the sale of the Automotive Castings business and recognized a loss of $4 ($2 after-tax) in Restructuring and other charges on the accompanying Statement of Consolidated Income (see Note F for additional information). In December 2007, Alcoa agreed to sell the Packaging and Consumer businesses for $2,700 in cash, and reduced the impairment charge by $26 ($17 after-tax) and the discrete income tax charge by $322 as a result of the structure of the agreed upon sale (see Note F for additional information). Severance and other exit costs may be incurred subsequent to 2007 as Alcoa finalizes negotiations with the buyer of the Packaging and Consumer businesses.

The EES business designs and manufactures electrical and electronic systems, wire harnesses and components for the ground transportation industry worldwide. In the third quarter of 2007, Alcoa recorded severance charges of $53 ($36 after-tax) for the elimination of approximately 5,900 positions related to restructurings at various EES facilities in North America and Europe. This restructuring includes the closure of two facilities, one in the U.S. and the other in Europe, which are expected to close in the third quarter of 2008 and the first half of 2009, respectively. Alcoa anticipates recognizing an additional $5 or less ($4 after-tax) of costs, such as contract termination costs, retention payments, legal fees and other exit costs, associated with these restructuring actions in future periods. The majority of the severance associated with the North American and European facilities is anticipated to be complete by the end of 2008, and the remaining portions of the plan are expected to be complete no later than the first half of 2009. Also in the third quarter of 2007, Alcoa recorded impairment charges of $133 ($93 after-tax) for goodwill (see Note E for additional information) and $74 ($60 after-tax) for various fixed assets, as the forecasted future earnings and cash flows of the EES business no longer supported the carrying values of such assets.

As of December 31, 2007, approximately 1,400 of the 6,300 employees were terminated. Cash payments of $28 were made against the 2007 program reserves in 2007.

2006 Restructuring Program. In November 2006, Alcoa executed a plan to re-position several of its downstream operations in order to further improve returns and profitability, and to enhance productivity and efficiencies through a targeted restructuring of operations, and the creation of a soft alloy extrusion joint venture. The restructuring program encompassed identifying assets to be disposed of, plant closings and consolidations, and will lead to the elimination of approximately 6,700 positions across the company’s global businesses. Restructuring charges of $543 ($379 after-tax and minority interests) were recorded in 2006 and were comprised of the following components: $107 of charges for employee termination and severance costs spread globally across the company; $442 related to asset impairments for structures, machinery, equipment, and goodwill, more than half of which relates to the soft alloy extrusion business; and $37 for other exit costs, consisting primarily of accelerated depreciation associated with assets for which the useful life has been changed due to plans to close certain facilities in the near term and environmental clean-up costs. Partially offsetting these charges was $43 of income related to the reversal of previously recorded layoff and other exit costs resulting from new facts and circumstances that arose subsequent to the original estimates.

The significant components of the 2006 restructuring program were as follows:

– The hard and soft alloy extrusion businesses, included within the Extruded and End Products segment, were restructured through the following actions:

•

Alcoa signed a letter of intent with Sapa to create a joint venture that would combine its soft alloy extrusion business with Sapa’s Profiles extruded aluminum business. Effective June 1, 2007, the joint venture was completed. The new venture is majority-owned by Orkla ASA and operated by Sapa. In 2006, Alcoa recorded an impairment charge of $301 to reduce the carrying value of the soft alloy extrusion business’ assets to their estimated fair value. In conjunction with the contribution of the soft alloy extrusion business to the joint venture, Alcoa recorded a $62 ($23 after-tax) reduction to the original impairment charge recorded in 2006. See Note I for additional information.

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

– Operations within the Flat-Rolled Products segment were affected by the following actions:

•

Restructuring of the can sheet operations resulting in the elimination of approximately 320 positions, including the closure of the Swansea facility in the U.K. in the first quarter of 2007, resulting in charges of $33, comprised of $16 for severance costs and $17 for other exit costs, including accelerated depreciation.

•

Conversion of the temporarily-idled San Antonio, TX rolling mill into a temporary research and development facility serving Alcoa’s global flat-rolled products business, resulting in a $53 asset impairment charge as these assets have no alternative future uses.

•	Charges for asset impairments of $47 related to a global flat-rolled product asset portfolio review and rationalization.

– Restructuring and consolidation of the Engineered Solutions segment’s automotive and light vehicle wire harness and component operations, including the closure of the manufacturing operations of the AFL Seixal plant in Portugal and restructuring of the AFL light vehicle and component operations in the U.S. and Mexico, resulting in charges of $38, primarily related to severance charges for the elimination of approximately 4,800 positions.

– Reduction within the Primary Metals and Alumina segments’ operations by approximately 330 positions to further strengthen the company’s position on the global cost curve. This action resulted in charges of $44, consisting of $24 for asset impairments, $14 for severance costs and $6 for other exit costs.

– Consolidation of selected operations within the Packaging and Consumer segment, resulting in the elimination of approximately 440 positions and charges of $19, consisting of $10 related to severance costs and $9 for other exit costs, consisting primarily of accelerated depreciation.

– Restructuring at various other locations accounted for the remaining charges of $35, more than half of which are for severance costs related to approximately 400 layoffs and the remainder for asset impairments and other exit costs.

As of December 31, 2007, 3,700 of the approximately 6,200 employees (excludes terminations associated with the Packaging and Consumer segment referenced above) had been terminated.

Cash payments of $63 and $2 were made against the 2006 program reserves in 2007 and 2006, respectively.

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

As of December 31, 2007, the terminations associated with the 2005 restructuring program are essentially complete. Cash payments of $21 and $45 were made against the 2005 program reserves in 2007 and 2006, respectively.

Alcoa does not include restructuring and other charges in the segment results. The pretax impact of allocating restructuring and other charges to the segment results would have been as follows:

	2007	2006	2005
Alumina	$—	$4	$6
Primary metals	(2)	26	36
Flat-rolled products	56	134	15
Extruded and end products	(55)	318	70
Engineered solutions	198	37	109
Packaging and consumer	189	15	39
Segment total	386	534	275
Corporate	13	9	17
Total restructuring and other charges	$399	$543	$292

The remaining reserves are expected to be paid in cash in 2008, with the exception of approximately $40 to $45, which is expected to be paid over the next several years for ongoing site remediation work and special termination benefit payments. Activity and reserve balances for restructuring charges are as follows:

	Employee termination and severance costs	Other exit costs	Total
Reserve balances at December 31, 2004	$21	$39	$60
2005:
Cash payments	(76)	(7)	(83)
Restructuring charges	216	6	222
Reversals of previously recorded restructuring charges	(40)	—	(40)
Reserve balances at December 31, 2005	121	38	159
2006:
Cash payments	(39)	(2)	(41)
Restructuring charges	100	16	116
Reversals of previously recorded restructuring charges	(29)	(12)	(41)
Reserve balances at December 31, 2006	153	40	193
2007:
Cash payments	(101)	(13)	(114)
Restructuring charges	88	22	110
Reversals of previously recorded restructuring charges	(25)	(7)	(32)
Reserve balances at December 31, 2007	$115	$42	$157

E. Goodwill and Other Intangible Assets

The following table details the changes in the carrying amount of goodwill:

December 31,	2007	2006
Balance at beginning of year	$4,885	$4,832
Acquisition of businesses	8	16
Impairment charge	(133)	—
Translation and other adjustments	46	37
Balance at end of year	$4,806	$4,885

In 2007, Alcoa recorded an impairment charge of $133 ($93 after-tax) based on a business review of EES performed by management that determined that the forecasted future earnings and cash flows of the EES business no longer supported the carrying value of goodwill because of continued deterioration in the automotive market (see Note D for additional information).

Other intangible assets, which are recorded in Other assets on the accompanying Consolidated Balance Sheet, are as follows:

December 31, 2007	Gross carrying amount	Accumulated amortization
Computer software	$833	$(362)
Patents and licenses	139	(73)
Other intangibles	84	(38)
Total amortizable intangible assets	1,056	(473)
Indefinite-lived trade names and trademarks	26	—
Total other intangible assets	$1,082	$(473)

December 31, 2006	Gross carrying amount	Accumulated amortization
Computer software	$750	$(290)
Patents and licenses	134	(61)
Other intangibles	92	(29)
Total amortizable intangible assets	976	(380)
Indefinite-lived trade names and trademarks	18	—
Total other intangible assets	$994	$(380)

Computer software consists primarily of software costs associated with an enterprise business solution (EBS) within Alcoa to drive common systems among all businesses.

Amortization expense related to the intangible assets in the tables above for the years ended December 31, 2007, 2006, and 2005 was $75, $70, and $59, respectively. Amortization expense is expected to be in the range of approximately $80 to $90 annually from 2008 to 2012.

F. Acquisitions and Divestitures

2007 Acquisitions. In May 2007, Alcoa announced an offer to purchase all of the outstanding common shares of Alcan Inc. (Alcan), for a combination of cash and stock. In July 2007, Alcan’s board of directors agreed to recommend acceptance of a takeover offer by Rio Tinto plc, and Alcoa effectively withdrew its offer for Alcan due to said agreement. In 2007, Alcoa recorded $46 ($30 after-tax) in transaction costs (investment banking, legal, audit-related, and other third-party expenses) related to the offer for Alcan in Selling, general administrative, and other expenses on the accompanying Statement of Consolidated Income. In addition, in July 2007, Alcoa fully amortized $30 ($19 after-tax) in commitment fees that were paid and capitalized in June 2007 and expensed $37 ($24 after-tax) in commitment fees that were paid in July 2007. These commitment fees were paid to secure an 18-month $30,000 senior unsecured credit facility associated with the offer for Alcan. The $67 in commitment fees was recorded in Interest expense on the accompanying Statement of Consolidated Income.

During 2007, Alcoa completed two acquisitions, including one for an outstanding minority interest in Russia, and made a final contingent payment related to its 2002 acquisition of Fairchild Fasteners (Fairchild), all for a total cash cost of $18. None of these transactions had a material impact on Alcoa’s Consolidated Financial Statements.

2007 Divestitures. In December 2007, Alcoa agreed to sell the businesses included in the Packaging and Consumer segment to New Zealand’s Rank Group Limited (Rank) for $2,700 in cash, subject to certain post-closing adjustments. The transaction will consist of a combination of assets and shares of stock in certain subsidiaries of the Packaging and Consumer businesses, and is expected to be completed by the end of the first quarter of 2008. In conjunction with the sale agreement, Alcoa entered into a metal supply agreement with Rank. The results of operations of the Packaging and Consumer businesses will continue to be reflected in the Packaging and Consumer segment until their eventual disposition, unless facts and circumstances change. See Notes B and D for additional information. The Packaging and Consumer segment generated sales of $3,288 in 2007 and has approximately 9,300 employees in 22 countries. The following is a description of the four businesses within Packaging and Consumer:

•

Flexible Packaging, manufacturers of laminated, printed, and extruded non-rigid packaging materials such as pouch, blister packaging, unitizing films, high quality shrink labels and foil lidding for the pharmaceutical, food and beverage, tobacco and industrial markets;

•	Closure Systems International, a leading global manufacturer of plastic and aluminum packaging closures and capping equipment for beverage, food and personal care customers;
•	Consumer Products, a leading manufacturer of branded and private label foil, wraps and bags, and includes the Reynolds® and Baco® branded products;
•	Food Packaging, makers of stock and customer products for the foodservice, supermarket, food processor and agricultural markets, including foil, film, and both plastic and foil food containers.

In November 2007, Alcoa completed the sale of its Automotive Castings business to Compass Automotive Group, LLC (Compass), a portfolio company of Monomoy Capital Partners, L.P. for $33 in cash, which is included in Proceeds from the sale of assets and businesses on the accompanying Statement of Consolidated Cash Flows. A loss of $72 ($53 after-tax) was recognized in Restructuring and other charges on the accompanying Statement of Consolidated Income, of which $68 ($51 after-tax) was recorded in the third quarter of 2007 as an impairment charge to reflect the write-down of the carrying value of the assets of the business to its estimated fair value (see Note D for additional information). This business produced cast aluminum components, including steering knuckles, swing arms and control arms through a Vacuum Riserless Casting/Pressure Riserless Casting (VRC/PRC) process. The Automotive Castings business employed approximately 530 employees and consisted of two operating locations, one in Fruitport, MI (the Michigan Casting Center) and one in Farsund, Norway (the Scandinavian Casting Center). This business generated approximately $150 in sales in 2006. Separately from the sale transaction, Alcoa entered into an agreement with Compass to supply metal to the Michigan Casting Center.

In September 2007, Alcoa sold its investment in the Aluminum Corporation of China Limited (Chalco) for $1,942 in cash proceeds and recognized a gain of $1,754 ($1,140 after-tax). See Note I for additional information.

In September 2007, Alcoa completed the sale of a lignite mine in Texas to TXU Mining Company LP for $140, which consisted of $70 in cash and a $70 note receivable due in 2009. No material gain or loss was recognized on the transaction. The cash proceeds are included in Proceeds from the sale of assets and businesses on the accompanying Statement of Consolidated Cash Flows and the note receivable was recorded in Other assets on the accompanying Consolidated Balance Sheet. In conjunction with this transaction, Alcoa entered into a supply agreement with TXU Mining Company LP to supply lignite for use at Alcoa’s power plant in Rockdale, TX.

In June 2007, Alcoa contributed virtually all of its soft alloy extrusion business to a newly-formed joint venture in exchange for a 46% equity investment in the joint venture. See Note I for additional information.

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

2006 Divestitures. In October 2006, Alcoa completed the sale of the home exteriors business to Ply Gem Industries, Inc. for $305 in cash and recognized a gain of $181 ($110 after-tax). In 2007, Alcoa adjusted the gain by $17 ($11 after-tax), primarily related to working capital and other post-closing adjustments. The home exteriors business was reflected in discontinued operations in the Consolidated Financial Statements.

2005 Acquisitions. In December 2005, Alcoa purchased the remaining 30% minority interest in the Alcoa Closure Systems International (Tianjin) Co., Ltd. joint venture owned by its partner, China Suntrust Investment Group Co., Ltd., for $7 in cash. The joint venture, established in 1994 to produce plastic closures for beverages, is now a wholly-owned subsidiary.

In October 2005, Alcoa completed the formation of Alcoa Bohai Aluminum Industries Company Limited, a consolidated joint venture between Alcoa and the China International Trust & Investment Corporation (CITIC). Alcoa holds a 73% interest and is the managing partner in the new venture, which produces aluminum rolled products at the Bohai plant in Qinghuangdao, China. The transaction resulted in $2 of goodwill. Alcoa contributed an additional $37 and $118 in 2007 and 2006, respectively, and has fulfilled its obligation for additional cash contributions under the joint venture agreement.

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

On March 31, 2005, Alcoa finalized an agreement with Fujikura Ltd. of Japan in which Alcoa obtained complete ownership of the AFL automotive business and Fujikura obtained complete ownership of the AFL telecommunications business through a tax-free exchange. Fujikura exchanged all of its AFL shares for shares of a new telecommunications entity and $176 in cash. The transaction resulted in a reduction of goodwill for the AFL automotive business of $44 based upon valuation and other studies. The agreement provides for a contingent payment to Fujikura in 2008 based upon the amount, if any, by which the average annual earnings from 2005 through 2007 for the automotive business exceed a targeted amount. Due to the losses in the automotive business during the referenced period as well as the 2007 write-off of goodwill and various fixed assets (see Note D for additional information), no such contingent payment will be made.

On January 31, 2005, Alcoa acquired two fabricating facilities located in the Russian Federation. The facilities, located in Belaya Kalitva and Samara, were purchased for $257 in cash. Goodwill of $4 was recorded on this transaction. The final allocation of the purchase price was based upon valuation and other studies, including environmental and other contingent liabilities, which were completed in 2006. In connection with this transaction, Alcoa also made a $93 payment related to a long-term aluminum supply contract, which was recorded in other noncurrent assets in the Consolidated Financial Statements. In January 2007, this $93 was repaid to Alcoa as provided for in the contract, and is reflected in the cash from operations section on the accompanying Statement of Consolidated Cash Flows. The long-term aluminum supply contract is still in place and none of the provisions of the contract changed due to the receipt of the $93. The purchase agreement also provides for contingent payments between 2006 and 2010, based on the performance of the Russian facilities, with a potential carryforward period of an additional five years. The maximum amount of total contingent payments is $85. These contingent payments, if paid, will be recorded as an adjustment to the purchase price. No contingent payments were made during 2007 or 2006.

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

In connection with acquisitions made prior to 2005, Alcoa could be required to make additional contingent payments of approximately $75 in 2008 based upon the achievement of various financial and operating targets. During 2007, 2006 and 2005, Alcoa made contingent payments in each year of $13 related to the Fairchild acquisition. These payments were recorded as adjustments to goodwill and are included in Acquisitions, net of cash acquired on the accompanying Statement of Consolidated Cash Flows. Alcoa is no longer subject to contingent payments related to the Fairchild acquisition.

Pro forma results of the company, assuming all acquisitions were made at the beginning of each period presented, would not have been materially different from the results reported.

G. Inventories

December 31,	2007	2006
Finished goods	$849	$925
Work in process	1,044	1,121
Bauxite and alumina	652	535
Purchased raw materials	547	574
Operating supplies	234	225
	$3,326	$3,380

Approximately 40% and 43% of total inventories at December 31, 2007 and 2006, respectively, were valued on a LIFO basis. If valued on an average-cost basis, total inventories would have been $1,069 and $1,028 higher at December 31, 2007 and 2006, respectively. During 2007, LIFO inventory quantities were reduced, which resulted in a partial liquidation of the LIFO base. The impact of this liquidation increased net income by $20 in 2007.

H. Properties, Plants, and Equipment, at Cost

December 31,	2007	2006
Land and land rights, including mines	$467	$439
Structures	7,375	6,239
Machinery and equipment	19,772	17,424
	27,614	24,102
Less: accumulated depreciation, depletion, and amortization	14,722	13,682
	12,892	10,420
Construction work in progress	3,987	3,587
	$16,879	$14,007

As of December 31, 2007 and 2006, the net carrying values of idled assets were $227 and $311, respectively.

I. Investments

December 31,	2007	2006
Equity investments	$1,952	$823
Other investments	86	895
	$2,038	$1,718

Equity investments are primarily comprised of a 50% investment in Elkem Aluminium ANS, which is a joint venture between Alcoa and Elkem that owns and operates two aluminum smelters in Norway, and investments in several hydroelectric power construction projects in Brazil (see Note N for additional information). As of December 31, 2007, Equity investments also included Alcoa’s share of a newly-formed soft alloy extrusion joint venture.

Effective June 1, 2007, Alcoa completed the formation of a joint venture with Sapa combining Alcoa’s soft alloy extrusion business (excluding three facilities each in the U.S. and Brazil) with Sapa’s Profiles extruded aluminum business. The new joint venture, Sapa AB, is expected to have annual sales of approximately $4,500 and 12,000 employees, and is majority-owned and operated by Sapa. As of December 31, 2007, Alcoa’s ownership percentage in the joint venture was 46% and the carrying value of the investment was approximately $800. The equity income from Alcoa’s 46% ownership share is reflected in the Extruded and End Products segment. Prior to June 1, 2007, the assets and liabilities of Alcoa’s soft alloy extrusion business were classified as held for sale (see Note B for additional information). In conjunction with the contribution of the soft alloy extrusion business to the joint venture, Alcoa recorded a $62 ($23 after-tax) reduction to the original impairment charge recorded in the fourth quarter of 2006. This adjustment was primarily the result of a higher estimated fair value of the soft alloy extrusion business than what was reflected in the original impairment charge, and was recorded as income in Restructuring and other charges on the accompanying Statement of Consolidated Income (see Note D for additional information). The carrying value and ownership percentage of Alcoa’s investment as of December 31, 2007 are subject to post-closing adjustments based upon certain provisions in the joint venture agreement.

The three facilities in Brazil that were excluded from the joint venture are being retained by Alcoa. The net assets of the three U.S. facilities not contributed to the joint venture were classified as held for sale in all periods prior to October 2007. In October 2007, Alcoa completed the sale of two of the three U.S. facilities for approximately $15 in cash while the third such U.S. facility ceased operations. An immaterial loss was recognized on the sale.

Other investments are primarily comprised of available-for-sale securities and are carried at fair value with unrealized gains and losses recorded in other comprehensive income. As of December 31, 2006, Other investments also included Alcoa’s 7% interest in Chalco.

In September 2007, Alcoa sold its investment in Chalco for $1,942 in cash proceeds, net of transaction fees, which is reflected in Sales of investments on the accompanying Statement of Consolidated Cash Flows. Prior to its sale, the Chalco investment was classified and accounted for as an available-for-sale security. Alcoa’s original cost basis of its 7% interest in Chalco was $184 and this transaction resulted in a gain of $1,754 ($1,140 after-tax), net of transaction fees and other expenses, which was recorded in Other income, net on the accompanying Statement of Consolidated Income and is reflected in Gains from investing activities—asset sales on the accompanying Statement of Consolidated Cash Flows. Alcoa reclassified $1,159 (after-tax) in cumulative unrealized holding gains from other comprehensive income to net income (see Statement of Shareholders’ Equity), as these gains were realized through the sale transaction. As of December 31, 2006, cumulative unrealized gains, net of taxes, were $414 related to the Chalco investment.

J. Other Assets

December 31,	2007	2006
Intangibles, net (E)	$609	$614
Deferred income taxes	1,587	1,859
Prepaid pension benefit (W)	216	90
Prepaid gas transmission contract	261	230
Cash surrender value of life insurance	470	445
Deferred charges and other	903	701
	$4,046	$3,939

K. Debt

Long-Term Debt.

December 31,	2007	2006
4.25% Notes, due 2007	$—	$792
6.625% Notes, due 2008	150	150
7.375% Notes, due 2010	511	1,000
6.5% Notes, due 2011	584	1,000
6% Notes, due 2012	517	1,000
5.375% Notes, due 2013	600	600
5.55% Notes, due 2017	750	—
6.5% Bonds, due 2018	250	250
5.72% Notes, due 2019	750	—
5.87% Notes, due 2022	627	—
5.9% Notes, due 2027	625	—
6.75% Bonds, due 2028	300	300
5.95% Notes due 2037	625	—
Medium-term notes, due 2008–2013 (7.1% and 7.2% average rates in 2007 and 2006, respectively)	43	73
Alcoa Alumínio S.A. (Alumínio) 7.5% Export notes, due 2008	21	40
Fair value adjustments	20	(57)
Other	200	139
	6,573	5,287
Less: amount due within one year	202	510
	$6,371	$4,777

The amount of long-term debt maturing in each of the next five years, including the effects of fair value adjustments, is $202 in 2008, $60 in 2009, $526 in 2010, $636 in 2011, and $524 in 2012.

In January 2007, Alcoa completed a public debt offering under its existing shelf registration statement for $2,000 in new senior notes. The $2,000 is comprised of $750 of 5.55% Notes due 2017, $625 of 5.9% Notes due 2027, and $625 of 5.95% Notes due 2037 (collectively, the “Senior Notes”). Alcoa received $1,979 in net proceeds from the public debt offering reflecting original issue discounts and the payment of financing costs. A portion of the net proceeds from the Senior Notes was used by Alcoa to repay $1,132 of its commercial paper outstanding as of December 31, 2006 in January 2007. The $1,132 was reflected as long-term on the December 31, 2006 Consolidated Balance Sheet due to the fact that this amount was refinanced with new long-term debt instruments. Additionally, Alcoa used a portion of the net proceeds to pay $338 related to a tender offer of its 4.25% Notes due 2007 (see below). The remaining net proceeds were used to repay new commercial paper that was borrowed in January 2007 prior to the issuance of the Senior Notes and for general corporate purposes. Alcoa paid $15 in financing costs associated with the issuance of the Senior Notes. These costs were deferred and will be amortized, along with the original issue discounts, to interest expense using the effective interest method over the respective terms of the Senior Notes. Interest on the Senior Notes is paid semi-annually in February and August, which commenced in August 2007. Alcoa has the option to redeem the Senior Notes, as a whole or in part, at any time or from time to time, on at least 30 days but not more than 60 days prior notice to the holders of the Senior Notes at a redemption price specified in the Senior Notes. The Senior Notes are subject to repurchase upon the occurrence of a change in control repurchase event (as defined in the Senior Notes) at a repurchase price in cash equal to 101% of the aggregate principal amount of the Senior Notes repurchased, plus any accrued and unpaid interest on the Senior Notes repurchased. The Senior Notes rank pari passu with Alcoa’s other senior unsecured unsubordinated indebtedness.

Also in January 2007, Alcoa commenced a tender offer (the “Offer”) to purchase for cash any and all of its 4.25% Notes due 2007 (the “2007 Notes”). Upon expiration of the Offer, $333 of the aggregate outstanding principal amount of the 2007 Notes was validly tendered and accepted. At December 31, 2006, the 2007 Notes had an outstanding balance of $792 and an original maturity of August 15, 2007. The $333 was reflected as long-term on the December 31, 2006 Consolidated Balance Sheet due to the fact that this amount was refinanced with new long-term debt instruments. Alcoa paid a total of $338, which consisted of the purchase price of $331 for the tendered 2007 Notes plus $7 in accrued and unpaid interest, to the holders of the tendered 2007 Notes on February 1, 2007. An immaterial gain was recognized for the early retirement of the $333 principal amount. On August 15, 2007, Alcoa repaid the $459 of outstanding principal of the 2007 Notes that was not tendered under the Offer.

Lastly, in January 2007, Alcoa commenced offers to exchange up to $500 of each of its outstanding 7.375% Notes due 2010 (2010 notes), 6.5% Notes due 2011 (2011 notes), and 6% Notes due 2012 (2012 notes), (collectively, the “old notes”), for up to $1,500 of new Notes due 2019 and 2022. At December 31, 2006, each of the old notes had an outstanding balance of $1,000. Upon expiration of the exchange offers in February 2007, principal amounts of $489 of 2010 notes, $416 of 2011 notes, and $483 of 2012 notes were validly tendered and accepted. In exchange for the tendered amounts, Alcoa issued $750 of 5.72% Notes due 2019 and $627 of 5.87% Notes due 2022 (collectively, the “new notes”), and paid $98 in cash. The $98 consisted of $75 for the exchange price, which included an early participation incentive for those holders that tendered old notes by February 5, 2007, $11 in principal to retire tendered old notes not exchanged, and the remainder was for accrued and unpaid interest on the tendered old notes. The $75, along with $6 in financing costs associated with the exchange offers plus the remaining unamortized debt issuance costs, original issue discounts, and terminated interest rate swaps associated with the old notes, were deferred and will be amortized to interest expense using the effective interest method over the respective terms of the new notes. Alcoa recognized an immaterial loss for the early retirement of the $11 in old notes. Interest on the new notes is paid semi-annually in February and August, which commenced in August 2007. Alcoa has the option to redeem the new notes, as a whole or in part, at any time or from time to time, on at least 30 days but not more than 60 days prior notice to the holders of the new notes at a redemption price specified in the new notes. The new notes are subject to repurchase upon the occurrence of a change in control repurchase event (as defined in the new notes) at a repurchase price in cash equal to 101% of the aggregate principal amount of the new notes repurchased, plus any accrued and unpaid interest on the new notes repurchased. The new notes rank pari passu with Alcoa’s other senior unsecured unsubordinated indebtedness.

On February 23, 2007, Alcoa entered into a registration rights agreement (the “Agreement”) related to the new notes. Under the Agreement, Alcoa agreed to file a registration statement in order to exchange the new notes for registered securities having terms identical in all material respects to the new notes, except that the registered securities would not contain transfer restrictions. Alcoa filed the registration statement with the Securities and Exchange Commission (SEC) on March 19, 2007 and it was declared effective on April 2, 2007. The registered exchange offer was made on April 3, 2007 and expired on May 2, 2007. Upon expiration of the registered exchange offer, virtually all of the new notes were exchanged for registered securities. This exchange had no impact on the accompanying Consolidated Financial Statements. Under the Agreement, Alcoa also agreed that under certain circumstances it would file a shelf registration statement with the SEC covering resales by holders of the new notes in lieu of the registered exchange offer. In the event of a registration default, as defined in the Agreement, additional interest would accrue on the aggregate principal amount of the new notes affected by such default at a rate per annum equal to 0.25% during the first 90 days immediately following the occurrence of any registration default, and would increase to a maximum of 0.50% thereafter. As of December 31, 2007, Alcoa is not in default under the Agreement and management has determined that the likelihood of such a default is remote. The Agreement had no impact on the accompanying Consolidated Financial Statements.

Alumínio’s export notes are collateralized by receivables due under an export contract. Certain financial ratios must be maintained, including the maintenance of a minimum debt service ratio, as well as a certain level of tangible net worth of Alumínio and its subsidiaries. The tangible net worth calculation excludes the effects of foreign currency changes.

The fair value adjustments result from changes in the carrying amounts of certain fixed-rate borrowings that have been designated as being hedged. Of the $20 in 2007, $5 related to outstanding hedges and $15 related to hedges that were settled early. Of the $(57) in 2006, $(111) related to outstanding hedges and $54 related to hedges that were settled early. The adjustments for hedges that were settled early are being recognized as reductions of interest expense over the remaining maturity of the related debt (through 2028). See Note X for additional information on interest rate swaps.

Commercial Paper. Commercial paper was $856 at December 31, 2007 and $1,472 at December 31, 2006. The commercial paper outstanding at December 31, 2006 included $1,132 that was classified as long-term on the Consolidated Balance Sheet because this amount was refinanced with new long-term debt instruments in January 2007 (see above). Commercial paper matures at various times within one year and had an annual weighted average interest rate of 5.4% and 5.1% during 2007 and 2006, respectively.

In October 2007, Alcoa entered into a Five-Year Revolving Credit Agreement, dated as of October 2, 2007 (the “Credit Agreement”), with a syndicate of lenders and issuers named therein. The Credit Agreement provides a $3,250 senior unsecured revolving credit facility (the “Credit Facility”), the proceeds of which are to be used to provide working capital or for other general corporate purposes of Alcoa, including support of Alcoa’s commercial paper program. Subject to the terms and conditions of the Credit Agreement, Alcoa may from time to time request increases in lender commitments under the Credit Facility, not to exceed $500 in aggregate principal amount, and may also request the issuance of letters of credit, subject to a letter of credit sub-limit of $500 under the Credit Facility.

The Credit Facility matures on October 2, 2012, unless extended or earlier terminated in accordance with the provisions of the Credit Agreement. Alcoa may make two one-year extension requests during the term of the Credit Facility, with any extension being subject to the lender consent requirements set forth in the Credit Agreement.

The Credit Facility is unsecured and amounts payable under it will rank pari passu with all other unsecured, unsubordinated indebtedness of Alcoa. Borrowings under the Credit Facility may be denominated in U.S. dollars or Euros. Loans will bear interest at (i) a base rate or (ii) a rate equal to LIBOR plus an applicable margin based on the credit ratings of Alcoa’s outstanding senior unsecured long-term debt. Based on Alcoa’s current long-term debt ratings, the applicable margin on LIBOR loans will be 0.33% per annum. Loans may be prepaid without premium or penalty, subject to customary breakage costs.

The Credit Facility replaces $3,000 in aggregate principal amount of revolving credit facilities maintained by Alcoa under the following credit agreements, which were terminated effective October 2, 2007: (i) $1,000 Five-Year Revolving Credit Agreement dated as of April 22, 2005, (ii) $1,000 Five-Year Revolving Credit Agreement dated as of April 23, 2004, as amended, and (iii) $1,000 Five-Year Revolving Credit Agreement dated as of April 25, 2003, as amended (collectively, the “Former Credit Agreements”).

The Credit Agreement includes covenants substantially similar to those in the Former Credit Agreements, including, among others, (a) a leverage ratio, (b) limitations on Alcoa’s ability to incur liens securing indebtedness for borrowed money, (c) limitations on Alcoa’s ability to consummate a merger, consolidation or sale of all or substantially all of its assets and (d) limitations on Alcoa’s ability to change the nature of its business.

The obligation of Alcoa to pay amounts outstanding under the Credit Facility may be accelerated upon the occurrence of an “Event of Default” as defined in the Credit Agreement. Such Events of Default include, among others, (a) Alcoa’s failure to pay the principal of, or interest on, borrowings under the Credit Facility, (b) any representation or warranty of Alcoa in the Credit Agreement proving to be materially false or misleading, (c) Alcoa’s breach of any of its covenants contained in the Credit Agreement, and (d) the bankruptcy or insolvency of Alcoa.

There were no amounts outstanding under the Credit Agreement at December 31, 2007 and the Former Credit Agreements at December 31, 2006.

Short-Term Borrowings. Short-term borrowings were $569 and $462 at December 31, 2007 and 2006, respectively. These amounts included $321 and $275 at December 31, 2007 and 2006, respectively, related to accounts payable settlement arrangements with certain vendors and third-party intermediaries.

L. Other Noncurrent Liabilities and Deferred Credits

December 31,	2007	2006
Deferred alumina and aluminum sales revenue	$187	$269
Environmental remediation (N)	228	270
Asset retirement obligations	282	258
Fair value of derivative contracts	599	542
Accrued compensation and retirement costs	443	403
Other noncurrent liabilities	204	260
	$1,943	$2,002

M. Minority Interests

The following table summarizes the minority shareholders’ interests in the equity of Alcoa’s majority-owned consolidated subsidiaries:

December 31,	2007	2006
Alcoa of Australia	$1,189	$1,031
Alcoa World Alumina LLC	965	547
Norsk Anodes ANS	206	118
Other	100	104
	$2,460	$1,800

During 2007 and 2006, Alcoa received $474 and $342, respectively, in contributions from minority shareholders related to Alcoa World Alumina LLC and other interests in Norway, Russia and China.

N. Commitments and Contingencies

Litigation. In November 2006, in Curtis v. Alcoa Inc., Civil Action No. 3:06cv448 (E.D. Tenn.), a class action was filed by plaintiffs representing approximately 13,000 retired former employees of Alcoa or Reynolds Metals Company and spouses and dependents of such retirees alleging violation of the Employee Retirement Income Security Act (ERISA) and the Labor-Management Relations Act by requiring plaintiffs, beginning January 1, 2007, to pay health insurance premiums and increased co-payments and co-insurance for certain medical procedures and prescription drugs. Plaintiffs allege these changes to their retiree health care plans violate their rights to vested health care benefits. Plaintiffs additionally allege that Alcoa has breached its fiduciary duty to plaintiffs under ERISA by misrepresenting to them that their health benefits would never change. Plaintiffs seek injunctive and declaratory relief, back payment of benefits and attorneys’ fees. Alcoa has consented to treatment of plaintiffs’ claims as a class action. During the fourth quarter of 2007, following briefing and argument, the court ordered consolidation of the plaintiffs’ motion for preliminary injunction with trial, certified a plaintiff class, bifurcated and stayed the plaintiffs’ breach of fiduciary duty claims, struck the plaintiffs’ jury demand, but indicated it would use an advisory jury, and set a trial date of September 17, 2008. Alcoa estimates that, in the event of an unfavorable outcome, the maximum exposure would be an additional postretirement benefit liability of approximately $300 and approximately $40 of expense (includes an interest cost component) annually, on average, for the next 11 years. Alcoa believes that it has valid defenses and intends to defend this matter vigorously. However, as this litigation is in its preliminary stages, the company is unable to reasonably predict the outcome.

In addition to the litigation discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against Alcoa, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that the company’s financial position, liquidity, or results of operations in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position, liquidity, or the results of operations of the company.

Environmental Matters. Alcoa continues to participate in environmental assessments and cleanups at a number of locations. These include 32 owned or operating facilities and adjoining properties, 32 previously owned or operating facilities and adjoining properties, and 66 waste sites, including Superfund sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated.

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

Massena, NY—Alcoa has been conducting investigations and studies of the Grasse River, adjacent to Alcoa’s Massena plant site, under order from the U.S. Environmental Protection Agency (EPA) issued under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund. Sediments and fish in the river contain varying levels of PCBs.

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

In June of 2003, based on river observations during the spring of 2003, the EPA requested that Alcoa gather additional field data to assess the potential for sediment erosion from winter river ice formation and breakup. The results of these additional studies, submitted in a report to the EPA in April of 2004, suggest that this phenomenon has the potential to occur approximately every 10 years and may impact sediments in certain portions of the river under all remedial scenarios. The EPA informed Alcoa that a final remedial decision for the river could not be made without substantially more information, including river pilot studies on the effects of ice formation and breakup on each of the remedial techniques. Alcoa submitted to the EPA, and the EPA approved, a Remedial Options Pilot Study (ROPS) to gather this information. The scope of this study includes sediment removal and capping, the installation of an ice control structure, and significant monitoring.

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

The reserves for the Grasse River were re-evaluated in the fourth quarter of 2006 and an adjustment of $4 was made. This adjustment covers commitments made to the EPA for additional investigation work, for the on-going monitoring program, including that associated with the ROPS program, to prepare a revised Analysis of Alternatives Report, and for an interim measure that involves, annually, the mechanical ice breaking of the river to prevent the formation of ice jams until a permanent remedy is selected. This reserve adjustment is intended to cover these commitments through 2008 when the revised Analysis of Alternatives report will be submitted.

With the exception of the natural recovery remedy, none of the existing alternatives in the 2002 Analysis of Alternatives Report is more probable than the others and the results of the ROPS are necessary to revise the scope and estimated cost of many of the current alternatives.

The EPA’s ultimate selection of a remedy could result in additional liability. Alcoa may be required to record a subsequent reserve adjustment at the time the EPA’s Record of Decision is issued, which is expected in 2009 or later.

Sherwin, TX—In connection with the sale of the Sherwin alumina refinery, which was required to be divested as part of the Reynolds merger in 2000, Alcoa has agreed to retain responsibility for the remediation of the then existing environmental conditions, as well as a pro rata share of the final closure of the active waste disposal areas, which remain in use. Alcoa’s share of the closure costs is proportional to the total period of operation of the active waste disposal areas. Alcoa estimated its liability for the active disposal areas by making certain assumptions about the period of operation, the amount of material placed in the area prior to closure, and the appropriate technology, engineering, and regulatory status applicable to final closure. The most probable cost for remediation has been reserved. It is reasonably possible that an additional liability, not expected to exceed $75, may be incurred if actual experience varies from the original assumptions used.

East St. Louis, IL—In response to questions regarding environmental conditions at the former East St. Louis operations, Alcoa entered into an administrative order with the EPA in December 2002 to perform a remedial investigation and feasibility study of an area used for the disposal of bauxite residue from historic alumina refining operations. A draft feasibility study was submitted to the EPA in April 2005. The feasibility study includes remedial alternatives that range from no further action at $0 to significant grading, stabilization, and water management of the bauxite residue disposal areas at $75. Because the selection of the $0 alternative was considered remote, Alcoa increased the environmental reserve for this location by $15 in the second quarter of 2005, representing the low end of the range of possible alternatives, which met the remedy selection criteria, as no alternative could be identified as more probable than the others. In 2007, the EPA temporarily suspended their final review of the feasibility study based on Alcoa’s request for additional time to fully explore site redevelopment and material use options. Ultimately, the EPA’s selection of a remedy could result in additional liability, and Alcoa may be required to record a subsequent reserve adjustment at the time the EPA’s Record of Decision is issued, which is expected in 2008 or later.

Based on the foregoing, it is possible that Alcoa’s financial position, liquidity, or results of operations, in a particular period, could be materially affected by matters relating to these sites. However, based on facts currently available, management believes that adequate reserves have been provided and that the disposition of these matters will not have a materially adverse effect on the financial position, liquidity, or the results of operations of the company.

Alcoa’s remediation reserve balance was $279 and $319 at December 31, 2007 and 2006 (of which $51 and $49 was classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. In 2007, the remediation reserve was decreased by $10 consisting of a $15 adjustment for the liabilities associated with a previously owned smelter site and a $5 adjustment for liabilities at the Russian rolling mills and extrusion plants, both of which were partially offset by a net increase of $10 in liabilities associated with various locations. The $15 and $5 adjustments, which were recorded as a credit to Cost of goods sold on the accompanying Statement of Consolidated Income, were made after further investigations were completed and Alcoa was able to obtain additional information about the environmental condition and the associated liabilities related to these sites. Payments related to remediation expenses applied against the reserve were $30 in 2007. These amounts include expenditures currently mandated, as well as those not required by any regulatory authority or third-party.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be approximately 2% of cost of goods sold.

Investments. Alumínio is a participant in several hydroelectric power construction projects in Brazil for purposes of increasing its energy self-sufficiency and providing a long-term, low-cost source of power for its facilities. Two of these projects, Machadinho and Barra Grande, were completed in 2002 and 2006, respectively.

Alumínio committed to taking a share of the output of the Machadinho and Barra Grande projects each for 30 years at cost (including cost of financing the project). In the event that other participants in either one of these projects fail to fulfill their financial responsibilities, Alumínio may be required to fund a portion of the deficiency. In accordance with the respective agreements, if Alumínio funds any such deficiency, its participation and share of the output from the respective project will increase proportionately.

In January 2007, Alumínio exercised pre-emptive rights to acquire an additional ownership interest of 4.67% in Machadinho for $18. This additional investment provides an additional 15 megawatts of assured energy. This transaction was approved by the Brazilian Energy Agency, antitrust regulators, and other third parties. In September 2007, Alumínio’s ownership interest of 31.89% was reduced by 0.9% due to the admission of a new investor to the Machadinho consortium.

With Machadinho and Barra Grande, Alumínio’s current power self-sufficiency is approximately 40%, to meet a total energy demand of approximately 690 megawatts from Brazilian primary plants. Alumínio accounts for the Machadinho and Barra Grande hydroelectric projects on the equity method. Alumínio’s investment participation in these projects is 30.99% for Machadinho and 42.18% for Barra Grande. Its total investment in these projects was $241 and $175 at December 31, 2007 and 2006, respectively. Alcoa’s maximum exposure to loss on these completed projects is approximately $575, which represents Alcoa’s investment and guarantees of debt as of December 31, 2007.

In the first quarter of 2006, Alumínio acquired an additional 6.41% share in the Estreito hydroelectric power project, reaching 25.49% of total participation in the consortium. This additional share entitles Alumínio to 38 megawatts of assured energy. Alumínio’s share of the project is estimated to have installed capacity of approximately 280 megawatts and assured power of approximately 150 megawatts. In December 2006, the consortium obtained the environmental installation license, after completion of certain socioeconomic and cultural impact studies as required by a governmental agency. Construction began in the first quarter of 2007.

In the first quarter of 2007, construction began on the Serra do Facão hydroelectric power project. The implementation of construction activities had been temporarily suspended in 2004 due to the temporary suspension of the project’s installation permit by legal injunction issued by the Brazilian Judicial Department (Public Ministry). Since 2004, this project was placed on hold due to unattractive market conditions. In mid-2006, market conditions became favorable and Alumínio proceeded with plans to begin construction. In September 2006, the national environmental agency renewed the installation permit allowing construction to commence. Alumínio’s share of the Serra do Facão project is 34.97%, which decreased by 4.53% in the first quarter of 2007 due to the approval of a new shareholder structure, and entitles Alumínio to approximately 65 megawatts of assured power.

In 2004, Alcoa acquired a 20% interest in a consortium, which subsequently purchased the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in Western Australia, in exchange for an initial cash investment of $17. This investment was classified as an equity investment. Alcoa has made additional contributions of $76, including $31 and $26 in 2007 and 2006, respectively, and committed to invest an additional $37 to be paid as the pipeline expands through 2009. In 2007, the remaining commitment was increased by a net $5, consisting of a $10 increase to reserve for the significant weakening of the U.S. dollar, as these contributions are transacted in Australian dollars, and a decrease of $5 based on a revision in the consortium’s forecast of equity requirements related to the future expansion of the DBNGP. The investment in the DBNGP was made in order to secure a competitively priced long-term supply of natural gas to Alcoa’s refineries in Western Australia. In addition to its equity ownership, Alcoa has an agreement to purchase gas transmission services from the DBNGP. Alcoa’s maximum exposure to loss on the investment and the related contract is approximately $385 as of December 31, 2007.

Purchase Obligations. Alcoa is party to unconditional purchase obligations for energy that expire between 2012 and 2028. Commitments related to these contracts total $115 in 2008, $115 in 2009, $111 in 2010, $107 in 2011, $103 in 2012, and $1,146 thereafter. Expenditures under these contracts totaled $110 in 2007, $86 in 2006, and $26 in 2005. Additionally, Alcoa has entered into other purchase commitments for energy, raw materials and other goods and services which total $3,354 in 2008, $2,061 in 2009, $1,395 in 2010, $1,216 in 2011, $1,041 in 2012, and $10,874 thereafter.

Operating Leases. Certain computer equipment, plant equipment, vehicles, and buildings are under operating lease agreements. Total expense from continuing operations for all leases was $315 in 2007, $286 in 2006, and $261 in 2005. Under long-term operating leases, minimum annual rentals are $304 in 2008, $249 in 2009, $213 in 2010, $155 in 2011, $99 in 2012, and a total of $240 for 2013 and thereafter.

Letters of Credit. Alcoa has standby letters of credit related to environmental, insurance, and other activities. The total amount committed under these letters of credit, which expire at various dates in 2008 through 2014, was $485 at December 31, 2007.

Guarantees. Alcoa has issued guarantees, primarily related to project financing for hydroelectric power projects in Brazil. The total amount committed under these guarantees, which expire at various dates in 2008 through 2018, was $513 at December 31, 2007.

Other. In July 2006, the European Commission (EC) announced that it has opened an investigation to establish whether an extension of the regulated preferential electricity tariff granted by Italy to some energy-intensive industries complies with European Union state aid rules. The new Italian power tariff modifies the preferential tariff that was in force until December 31, 2005 and extends it through 2010. Alcoa has been operating in Italy for more than 10 years under a power supply structure approved by the EC in 1996. That measure, like the new one, was based on Italian state legislation that provides a competitive power supply to the primary aluminum industry and is not considered state aid by the Italian Government. The EC’s announcement states that it has doubts about the measure’s compatibility with European Union legislation and concerns about distortion of competition in the European market of primary aluminum, where energy is an important part of the production costs. The opening of an in-depth investigation gives interested parties the opportunity to comment on the proposed measures; it does not prejudge the outcome of the procedure. It is Alcoa’s understanding that the Italian Government’s continuation of the electricity tariff was done in conformity with all applicable laws and regulations. Alcoa believes that the total potential impact from a loss of the tariff would be approximately $20 (pretax) per month in higher power costs at its Italian smelters. The estimated total potential impact has increased since 2006 due predominately to the weakening of the U.S. dollar, as the liability would be payable in Euros in the event of a negative outcome. While Alcoa believes that any additional cost would only be assessed prospectively from the date of the EC’s decision on this matter, it is possible that the EC could rule that the assessment must be retroactively applied to January 2006. A decision by the EC is not expected until late in 2008. On November 29, 2006, Alcoa filed an appeal before the European Court of First Instance seeking the annulment of the decision of the EC to open the investigation alleging that such decision did not follow the applicable procedural rules. This appeal, which may be withdrawn by Alcoa at any time, is expected to be resolved late in 2008 as well.

In January 2007, the EC announced that it has opened an investigation to establish whether the regulated electricity tariffs granted by Spain comply with European Union state aid rules. Alcoa has been operating in Spain for more than nine years under a power supply structure approved by the Spanish Government in 1986, an equivalent tariff having been granted in 1983. The investigation is limited to the year 2005 and it is focused both on the energy-intensive consumers and the distribution companies. The investigation provided 30 days to any interested party to submit observations and comments to the EC. With respect to the energy-intensive consumers, the EC is opening the investigation on the assumption that prices paid under the tariff in 2005 were lower than the pool price mechanism, therefore being, in principle, artificially below market conditions. Alcoa has submitted comments in which the company has provided evidence that prices paid by energy-intensive consumers were in line with the market, in addition to various legal arguments defending the legality of the Spanish tariff system. Therefore, it is Alcoa's understanding that the Spanish tariff system for electricity is in conformity with all applicable laws and regulations, and therefore no state aid is present in that tariff system. Alcoa believes that the total potential impact from an unfavorable decision would be approximately $11 (pretax). While Alcoa believes that any additional cost would only be assessed for the year 2005, it is possible that the EC could extend its investigation to later years. A decision by the EC is not expected until late in 2008. If the EC’s investigation concludes that the regulated electricity tariffs for industries are unlawful, Alcoa will have an opportunity to challenge the decision in the European Union courts.

O. Other Income, Net

	2007	2006	2005
Equity income	$71	$72	$26
Interest income	62	89	65
Dividend income	31	45	19
Foreign currency losses, net	(28)	(48)	(27)
Gains from asset sales	1,800	25	406
Other income (expense), net	(23)	10	(9)
	$1,913	$193	$480

In 2007, equity income included $14 related to the newly-formed soft alloy extrusion joint venture (see Notes F and I for additional information) and gains from asset sales included a $1,754 gain on the sale of Alcoa’s investment in Chalco (see Notes F and I for additional information).

In 2006, interest income included $15 of interest earned related to a Brazilian court settlement.

In 2005, equity income included an impairment charge of $90 related to the closure of the Hamburger Aluminium-Werk facility in Hamburg, Germany. The charge was comprised of $65 for asset impairments and $25 for employee layoff costs and other shutdown costs. Also in 2005, gains from asset sales included a $345 gain on the sale of Alcoa’s stake in Elkem and a $67 gain on the sale of railroad assets (see Note F for additional information).

The dividend income in 2007, 2006 and 2005 is virtually all related to Alcoa’s former stake in Chalco.

P. Cash Flow Information

Cash payments for interest and income taxes are as follows:

	2007	2006	2005
Interest, net of amount capitalized*	$359	$423	$328
Income taxes, net of amount refunded	1,376	695	413
*	The amounts for 2006 and 2005 have been revised from the prior year presentation to reflect interest amounts capitalized.

The details related to acquisitions are as follows:

	2007	2006	2005
Fair value of assets acquired	$19	$84	$373
Liabilities assumed	(3)	(91)	(102)
Minority interests acquired	3	—	190
Cash paid (received)	19	(7)	461
Less: cash acquired	1	—	—
Net cash paid (received)	$18	$(7)	$461

In 2007, Alcoa sold its Three Oaks Mine for $140, which consisted of $70 in cash and a $70 note receivable. The $70 in cash is reflected in the Proceeds from the sale of assets and businesses on the accompanying Statement of Consolidated Cash Flows. The $70 note receivable is not reflected in the accompanying Statement of Consolidated Cash Flows as it represents a non-cash activity.

Q. Segment and Geographic Area Information

Alcoa is primarily a producer of aluminum products. Aluminum and alumina represent approximately three-fourths of Alcoa’s revenues. Nonaluminum products include precision castings, industrial fasteners, consumer products, food service and flexible packaging products, plastic closures, and electrical distribution systems for cars and trucks. Alcoa’s segments are organized by product on a worldwide basis. Alcoa’s management reporting system evaluates performance based on a number of factors; however, the primary measure of performance is the after-tax operating income (ATOI) of each segment. Certain items such as interest income, interest expense, foreign currency translation gains/losses, certain effects of LIFO inventory accounting, minority interests, restructuring and other charges, discontinued operations, and accounting changes are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative and selling expenses and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments, and deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate, assets held for sale, and other amounts.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note A). Transactions among segments are established based on negotiation among the parties. Differences between segment totals and Alcoa’s consolidated totals for line items not reconciled are in Corporate.

Alcoa’s products are used worldwide in packaging, consumer products, transportation (including aerospace, automotive, truck trailer, rail, and shipping), building and construction, and industrial applications. Total exports from the U.S. from continuing operations were $3,120 in 2007, $2,588 in 2006, and $2,021 in 2005.

Alcoa’s reportable segments are as follows:

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

Primary Metals. This segment consists of Alcoa’s worldwide smelter system. Primary Metals receives alumina, primarily from the Alumina segment, and produces primary aluminum to be used by Alcoa’s fabricating businesses, as well as sold to external customers, aluminum traders, and commodity markets. Results from the sale of aluminum powder, scrap, and excess power are also included in this segment, as well as the results of aluminum derivative contracts. Primary aluminum produced by Alcoa and used internally is transferred to other segments at prevailing market prices. The sale of primary aluminum represents at least 90% of this segment’s third-party sales.

Flat-Rolled Products. This segment’s principal business is the production and sale of aluminum plate, sheet, and foil. This segment includes rigid container sheet (RCS), which is sold directly to customers in the packaging and consumer market and is used to produce aluminum beverage cans. Seasonal increases in RCS sales are generally experienced in the second and third quarters of the year. This segment also includes sheet and plate used in the transportation, building and construction, and distribution markets (mainly used in the production of machinery and equipment and consumer durables), which is sold directly to customers and through distributors. Approximately two-thirds of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining one-third of third-party sales consists of RCS. While the customer base for flat-rolled products is large, a significant amount of sales of RCS, sheet, and plate is to a relatively small number of customers.

Extruded and End Products. This segment consists of extruded products, some of which are further fabricated into a variety of end products, and includes hard alloy extrusions and architectural extrusions. These products primarily serve the building and construction, distribution, aerospace, automotive, and commercial transportation markets. These products are sold directly to customers and through distributors. Prior to June 2007, this segment included a soft alloy extrusion business. In June 2007, Alcoa contributed its soft alloy extrusion business to a newly-formed joint venture in exchange for an equity investment in the joint venture. As such, this segment’s results now include equity income of the joint venture instead of separate revenues and costs of its former soft alloy extrusion business

Engineered Solutions. This segment includes titanium, aluminum, and super alloy investment castings; forgings and fasteners; electrical distribution systems; aluminum wheels; and integrated aluminum structural systems used in the aerospace, automotive, commercial transportation, and power generation markets. These products are sold directly to customers and through distributors.

Packaging and Consumer. This segment includes consumer, foodservice, and flexible packaging products; food and beverage closures; and plastic sheet and film for the packaging industry. The principal products in this segment include aluminum foil; plastic wraps and bags; plastic beverage and food closures; flexible packaging products; thermoformed plastic containers; and extruded plastic sheet and film. Consumer products are marketed under brands including Reynolds Wrap®, Diamond®, Baco®, and Cut-Rite®. Seasonal increases generally occur in the second and fourth quarters of the year for such products as consumer foil and plastic wraps and bags, while seasonal slowdowns for closures generally occur in the fourth quarter of the year. Products are generally sold directly to customers, consisting of supermarkets, beverage companies, food processors, retail chains, and commercial foodservice distributors. In December 2007, Alcoa announced it has agreed to sell the businesses within this segment to Rank for $2,700 in cash (see Note F for additional information).

Alcoa’s reportable segments, as reclassified for assets held for sale, are as follows:

	Alumina	Primary Metals	Flat- Rolled Products	Extruded and End Products	Engineered Solutions	Packaging and Consumer	Total
2007
Sales:
Third-party sales	$2,709	$6,576	$9,171	$3,246	$5,725	$3,288	$30,715
Intersegment sales	2,448	4,994	241	88	—	—	7,771
Total sales	$5,157	$11,570	$9,412	$3,334	$5,725	$3,288	$38,486
Profit and loss:
Equity income	$1	$57	$—	$14	$—	$—	$72
Depreciation, depletion, and amortization	267	410	223	39	172	89	1,200
Income taxes	340	542	95	54	140	68	1,239
ATOI	956	1,445	200	109	316	148	3,174
Assets:
Capital expenditures	$1,207	$1,313	$519	$89	$225	$—	$3,353
Equity investments	292	835	—	814	10	—	1,951
Goodwill	17	938	183	88	2,443	—	3,669
Total assets	6,875	11,858	5,404	2,025	5,723	—	31,885
2006
Sales:
Third-party sales	$2,785	$6,171	$8,297	$4,419	$5,456	$3,235	$30,363
Intersegment sales	2,144	6,208	246	99	—	—	8,697
Total sales	$4,929	$12,379	$8,543	$4,518	$5,456	$3,235	$39,060
Profit and loss:
Equity (loss) income	$(2)	$82	$(2)	$—	$(4)	$1	$75
Depreciation, depletion, and amortization	192	395	219	118	169	124	1,217
Income taxes	428	726	68	18	101	33	1,374
ATOI	1,050	1,760	255	60	331	95	3,551
Assets:
Capital expenditures	$837	$1,440	$399	$135	$138	$—	$2,949
Equity investments	238	568	—	—	8	—	814
Goodwill	16	930	178	88	2,553	—	3,765
Total assets	5,250	10,530	5,192	1,178	5,847	—	27,997
2005
Sales:
Third-party sales	$2,130	$4,698	$6,836	$3,729	$5,032	$3,139	$25,564
Intersegment sales	1,707	4,808	128	64	—	—	6,707
Total sales	$3,837	$9,506	$6,964	$3,793	$5,032	$3,139	$32,271
Profit and loss:
Equity (loss) income	$—	$(12)	$—	$—	$1	$1	$(10)
Depreciation, depletion, and amortization	172	368	217	119	176	126	1,178
Income taxes	246	307	111	20	89	50	823
ATOI	682	822	288	39	203	105	2,139
Assets:
Capital expenditures	$608	$869	$185	$114	$129	$—	$1,905
Equity investments	215	384	4	—	8	—	611
Goodwill	15	923	158	98	2,503	—	3,697
Total assets	4,268	8,566	3,963	884	5,606	—	23,287

The following tables reconcile segment information to consolidated totals:

	2007	2006	2005
Sales:
Total sales	$38,486	$39,060	$32,271
Elimination of intersegment sales	(7,771)	(8,697)	(6,707)
Corporate	33	16	4
Consolidated sales	$30,748	$30,379	$25,568
Net income:
Total segment ATOI	$3,174	$3,551	$2,139
Unallocated amounts (net of tax):
Impact of LIFO	(24)	(170)	(99)
Interest income	40	58	42
Interest expense	(261)	(250)	(220)
Minority interests	(365)	(436)	(259)
Corporate expense	(388)	(317)	(312)
Restructuring and other charges	(307)	(379)	(197)
Discontinued operations	(7)	87	(22)
Accounting change	—	—	(2)
Other	702	104	163
Consolidated net income	$2,564	$2,248	$1,233
Assets:
Total segment assets	$31,885	$27,997	$23,287
Elimination of intersegment receivables	(640)	(727)	(193)
Unallocated amounts:
Cash, cash equivalents, and short-term investments	485	507	764
Deferred tax assets	1,880	2,241	1,783
Corporate goodwill	1,137	1,120	1,135
Corporate fixed assets	956	791	753
LIFO reserve	(1,069)	(1,028)	(817)
Assets held for sale	2,948	4,281	4,738
Other	1,221	2,001	2,246
Consolidated assets	$38,803	$37,183	$33,696

Geographic information for revenues, which is based upon the country where the point of sale occurred, and long-lived assets is as follows:

	2007	2006	2005
Revenues:
U.S.	$16,930	$17,141	$14,923
Australia	3,224	3,160	2,464
Spain	1,844	1,813	1,451
Hungary	1,325	1,148	855
Brazil	1,244	1,093	787
Germany	880	768	779
France	784	667	583
Italy	767	761	619
United Kingdom	730	956	887
Other	2,987	2,856	2,216
	$30,715	$30,363	$25,564
Long-lived assets:*
U.S.	$4,694	$4,458	$4,453
Australia	2,868	2,520	2,172
Brazil	2,364	1,270	915
Iceland	1,776	1,244	475
Canada	1,701	1,761	1,820
Other	3,476	2,754	1,897
	$16,879	$14,007	$11,732
*	The amounts for 2006 and 2005 have been revised from the prior year presentation to reflect only tangible long-lived assets.

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

Common Stock. There are 1.8 billion shares authorized at a par value of $1 per share, and 924,574,538 shares were issued at the end of each year presented. As of December 31, 2007, 99 million shares of common stock were reserved for issuance under Alcoa’s stock-based compensation plans. Alcoa issues treasury shares upon the exercise of stock options and the conversion of stock awards.

In October 2007, Alcoa’s Board of Directors approved a new share repurchase program. The new program authorizes the purchase of up to 25% (or approximately 217 million shares) of the outstanding common stock of Alcoa at December 31, 2006, in the open market or though privately negotiated transactions, directly or through brokers or agents, and expires on December 31, 2010. This new program superseded the share repurchase program that was approved by Alcoa’s Board of Directors in January 2007, which authorized the repurchase of up to 87 million shares of Alcoa common stock. The shares repurchased under the January 2007 program count against the shares authorized for repurchase under the new program. During 2007, Alcoa repurchased 68 million shares, including 43 million shares under the January 2007 program.

Share Activity (number of shares)

	Common stock
	Treasury	Outstanding
Balance at end of 2004	(53,594,455)	870,980,083
Treasury shares purchased	(4,334,000)	(4,334,000)
Stock issued:
Compensation plans	3,622,430	3,622,430
Balance at end of 2005	(54,306,025)	870,268,513
Treasury shares purchased	(9,100,000)	(9,100,000)
Stock issued:
Compensation plans	6,571,031	6,571,031
Balance at end of 2006	(56,834,994)	867,739,544
Treasury shares purchased	(67,712,689)	(67,712,689)
Stock issued:
Compensation plans	27,374,945	27,374,945
Balance at end of 2007	(97,172,738)	827,401,800

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

Beginning in 2006, plan participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable. This choice resulted in an increased stock award expense in both 2007 and 2006 in comparison to 2005.

The following table summarizes the total compensation expense recognized for all stock options and stock awards:

	2007	2006	2005
Compensation expense reported in income:
Stock option grants	$31	$11	$—
Stock award grants	66	61	25
Total compensation expense before income taxes	97	72	25
Income tax benefit	34	24	9
Total compensation expense, net of income tax benefit	$63	$48	$16

Prior to January 1, 2006, no stock-based compensation expense was recognized for stock options. As a result of the implementation of SFAS 123(R), Alcoa recognized additional compensation expense of $11 ($7 after-tax) in 2006 related to stock options. This amount impacted basic and diluted earnings per share by $.01. There was no stock-based compensation expense capitalized in 2007, 2006 or 2005. Alcoa’s net income and earnings per share for 2005 would have been reduced to the pro forma amounts shown below if employee stock option compensation expense had been determined based on the grant date fair value in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123.”

2005
Net income, as reported	$1,233
Add: stock-option compensation expense reported in net income, net of income tax	—
Less: stock-option compensation expense determined under the fair value method, net of income tax	63
Pro forma net income	$1,170
Basic earnings per share:
As reported	$1.41
Pro forma	1.34
Diluted earnings per share:
As reported	1.40
Pro forma	1.33

As of January 1, 2005, Alcoa switched from the Black-Scholes pricing model to a lattice model to estimate fair value at the grant date for future option grants. The fair value of each new option grant is estimated on the date of grant using the lattice-pricing model with the following assumptions:

	2007	2006	2005
Weighted average fair value per option	$6.04	$5.98	$6.18
Average risk-free interest rate	4.75-5.16%	4.42-4.43%	2.65-4.20%
Expected dividend yield	2.2%	2.0%	1.8%
Expected volatility	22-29%	27-32%	27-35%
Expected annual forfeiture rate	3%	3%	—
Expected exercise behavior	35%	23%	32%
Expected life (years)	3.8	3.6	3.8

The fair value of each reload option grant is estimated on the reload date using the lattice-pricing model. In 2007, the weighted average fair value per reload option grant was $5.56 based on the following assumptions: an average risk-free interest rate of 4.94-5.11%; expected dividend yield of 2.2%; expected volatility of 22-24%; expected exercise behavior of 26%; and expected life of 1.5 years. In 2006 and 2005, the fair value and related assumptions for reload option grants were the same as the new option grants reflected in the table above.

The following assumption descriptions are applicable to both new option grants and reload option grants. The range of risk-free interest rates is based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. Expected dividend yield is based on a five-year average. Expected volatility is based on historical and implied volatilities over the term of the option. Alcoa utilizes historical option exercise and forfeiture data to estimate expected annual pre- and post-vesting forfeitures. The expected exercise behavior assumption represents a weighted average exercise ratio of gains resulting from historical employee exercise behavior. The expected exercise behavior assumption is based on exercise patterns for grants issued in the most recent six years (five years for 2005).

The activity for stock options is as follows (options in millions):

	2007	2006	2005
Outstanding, beginning of year:
Number of options	80.0	88.6	89.6
Weighted average exercise price	$33.97	$33.50	$33.34
Granted:
Number of options	6.1	3.2	7.0
Weighted average exercise price	$41.14	$29.15	$29.48
Exercised:
Number of options	(28.8)	(6.8)	(3.7)
Weighted average exercise price	$31.88	$23.82	$20.14
Expired or forfeited:
Number of options	(5.0)	(5.0)	(4.3)
Weighted average exercise price	$37.19	$35.99	$35.34
Outstanding, end of year:
Number of options	52.3	80.0	88.6
Weighted average exercise price	$35.63	$33.97	$33.50
Exercisable, end of year:
Number of options	44.9	77.0	84.4
Weighted average exercise price	$35.16	$34.17	$34.03

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $269, $61, and $31, respectively. The cash received from exercises for the year ended December 31, 2007 was $835, and the tax benefit realized was $95.

The following tables summarize certain stock option information at December 31, 2007 (options and intrinsic value in millions):

Options Fully Vested and/or Expected to Vest*

Range of exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price	Intrinsic Value
$12.16 - $19.93	0.2	0.52	$16.84	$4
$19.94 - $27.71	4.3	4.06	22.30	61
$27.72 - $35.49	13.5	3.19	30.69	79
$35.50 - $48.37	34.3	2.37	39.37	8
Total	52.3	2.76	35.63	$152
*	Expected forfeitures are immaterial to the company and are not reflected in the table above.

Options Fully Vested and Exercisable

Range of exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price	Intrinsic Value
$12.16 - $19.93	0.2	0.52	$16.84	$4
$19.94 - $27.71	4.3	4.06	22.26	61
$27.72 - $35.49	10.1	2.73	31.01	56
$35.50 - $48.37	30.3	2.38	38.49	8
Total	44.9	2.66	35.16	$129

Beginning in January of 2004, in addition to stock option awards, the company has granted stock awards and performance share awards. Both vest three years from the date of grant. Performance share awards are issued at target and the final award amount is determined at the end of the performance period.

The following table summarizes the outstanding stock and performance share awards (awards in millions):

	Stock Awards	Performance Share Awards	Total	Weighted average FMV per award
Outstanding, January 1, 2007	4.1	0.6	4.7	$30.38
Granted	2.7	0.4	3.1	31.37
Converted	(0.9)	(0.1)	(1.0)	30.81
Forfeited	(0.3)	—	(0.3)	29.51
Performance share adjustment	—	0.1	0.1	28.93
Outstanding, December 31, 2007	5.6	1.0	6.6	30.14

At December 31, 2007, there was $10 (pretax) of unrecognized compensation expense related to non-vested stock option grants, and $68 (pretax) of unrecognized compensation expense related to non-vested stock award grants. These expenses are expected to be recognized over a weighted average period of 1.9 years. As of December 31, 2007, the following table summarizes the unrecognized compensation expense expected to be recognized in future periods:

Stock-based compensation expense (pretax)
2008	$47
2009	28
2010	3
Totals	$78

S. Earnings Per Share

Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive share equivalents outstanding.

The information used to compute basic and diluted EPS on income from continuing operations is as follows (shares in millions):

	2007	2006	2005
Income from continuing operations	$2,571	$2,161	$1,257
Less: preferred stock dividends	2	2	2
Income from continuing operations available to common shareholders	$2,569	$2,159	$1,255
Average shares outstanding—basic	861	869	872
Effect of dilutive securities:
Potential shares of common stock, attributable to stock options, stock awards, and performance awards	8	6	5
Average shares outstanding—diluted	869	875	877

Options to purchase 21 million, 59 million, and 73 million shares of common stock at a weighted average exercise price of $41.52, $37.03, and $36.02 per share were outstanding as of December 31, 2007, 2006, and 2005, respectively, but were not included in the computation of diluted EPS because they were anti-dilutive, as the exercise prices of the options were greater than the average market price of Alcoa’s common stock.

T. Income Taxes

The components of income from continuing operations before taxes on income were as follows:

	2007	2006	2005
U.S.	$1,802	$374	$220
Foreign	2,689	3,058	1,750
	$4,491	$3,432	$1,970

The provision (benefit) for taxes on income from continuing operations before minority interests’ share consisted of the following:

	2007	2006	2005
Current:
Federal*	$508	$30	$(50)
Foreign	776	918	482
State and local	23	(44)	38
	1,307	904	470
Deferred:
Federal*	187	(120)	25
Foreign	68	(26)	(28)
State and local	(7)	77	(13)
	248	(69)	(16)
Total	$1,555	$835	$454
*	Includes U.S. taxes related to foreign income

Included in discontinued operations is a tax benefit of $15 in 2007 and a tax cost of $62 in 2006 and $57 in 2005.

The exercise of employee stock options generated a tax benefit of $95 in 2007, $17 in 2006, and $9 in 2005. This amount was credited to additional capital and reduced current taxes payable.

Reconciliation of the U.S. federal statutory rate to Alcoa’s effective tax rate for continuing operations is as follows:

	2007	2006	2005
U.S. federal statutory rate	35.0%	35.0%	35.0%
Taxes on foreign income	(3.7)	(7.3)	(7.5)
Permanent differences on restructuring charges and asset disposals	3.8	0.6	2.4
Audit and other adjustments to prior years’ accruals	(0.1)	(3.4)*	(7.0)*
Other	(0.4)	(0.6)	0.1
Effective tax rate	34.6%	24.3%	23.0%
*	These figures include the finalization of certain tax reviews and audits, decreasing the effective tax rate by approximately 1.7% and 6.2% in 2006 and 2005, respectively.

The components of net deferred tax assets and liabilities are as follows:

	2007		2006
December 31,	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Depreciation	$—	$1,394	$—	$1,390
Employee benefits	1,548	—	1,794	—
Loss provisions	257	—	417	—
Deferred income/expense	32	103	51	99
Tax loss carryforwards	691	—	717	—
Tax credit carryforwards	335	—	321	—
Unrealized gains on available-for-sale securities	—	—	—	222
Derivatives and hedging activities	212	—	185	—
Other	217	127	196	69
	3,292	1,624	3,681	1,780
Valuation allowance	(517)	—	(536)	—
	$2,775	$1,624	$3,145	$1,780

Of the total deferred tax assets associated with the tax loss carryforwards, $228 expires over the next ten years, $241 over the next 20 years, and $222 is unlimited. Of the tax credit carryforwards, $304 expires over the next 10 years, with the balance expiring over the next fifteen years. Generally, the valuation allowance relates to loss carryforwards because the ability to generate sufficient future income in some jurisdictions is uncertain. Approximately $16 of the valuation allowance relates to acquired companies for which subsequently recognized benefits will reduce goodwill.

The cumulative amount of Alcoa’s foreign undistributed net earnings for which no deferred taxes have been provided was $8,753 at December 31, 2007. Management has no plans to distribute such earnings in the foreseeable future. It is not practical to determine the deferred tax liability on these earnings.

Alcoa and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, Alcoa is no longer subject to income tax examinations by tax authorities for years prior to 2001. All U.S. tax years prior to 2007 have been audited by the Internal Revenue Service. Various state and foreign jurisdiction tax authorities are in the process of examining Alcoa’s income tax returns for various tax years ranging from 2001 to 2006.

As described in Note A, Alcoa adopted FIN 48 and FSP FIN 48-1 effective January 1, 2007. The adoption of FIN 48 and FSP FIN 48-1 did not have an impact on the accompanying Consolidated Financial Statements. A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) is as follows:

December 31,	2007
Balance at beginning of year	$22
Additions based on tax positions related to the current year	4
Additions for tax positions of prior years	14
Reductions for tax positions of prior years	(7)
Balance at end of year	$33

A portion of the $33 balance pertains to pre-acquisition costs and, therefore, would not impact the effective tax rate. In addition, state tax liabilities are stated before any offset for federal tax benefits. The effect of unrecognized tax benefits, if recorded, that would impact the annual effective tax rate is less than 1% of pretax book income. Alcoa does not anticipate that changes in its unrecognized tax benefits will have a material impact on the Statement of Consolidated Income during 2008.

It is Alcoa’s policy to recognize interest and penalties related to income taxes as a component of the Provision for income taxes on the accompanying Statement of Consolidated Income. In 2007, Alcoa recognized $2 in interest and penalties. As of December 31, 2007, the amount accrued for the payment of interest and penalties was $9.

U. Accounts Receivable Securitizations

In November 2007, Alcoa entered into a program to sell a senior undivided interest in certain customer receivables, without recourse, on a continuous basis to a third-party for cash. As of December 31, 2007, Alcoa received $100 in cash proceeds, which reduced Receivables from customers on the accompanying Consolidated Balance Sheet. Alcoa services the customer receivables for the third-party at market rates; therefore, no servicing asset or liability was recorded.

Alcoa also has an existing program with a different third-party to sell certain customer receivables. The sale of receivables under this program was conducted through a qualifying special purpose entity (QSPE) that is bankruptcy remote, and, therefore, is not consolidated by Alcoa. As of December 31, 2007 and 2006, Alcoa sold trade receivables of $139 and $84 to the QSPE.

V. Interest Cost Components

	2007	2006	2005
Amount charged to expense	$401	$384	$339
Amount capitalized	199	128	58
	$600	$512	$397

W. Pension Plans and Other Postretirement Benefits

Alcoa maintains pension plans covering most U.S. employees and certain other employees. Pension benefits generally depend on length of service, job grade, and remuneration. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due. Most U.S. salaried and non-union hourly employees hired after March 1, 2006 will participate in a defined contribution plan instead of a defined benefit plan.

Alcoa maintains health care and life insurance benefit plans covering eligible U.S. retired employees and certain other retirees. Generally, the medical plans pay a percentage of medical expenses, reduced by deductibles and other coverages. These plans are generally unfunded, except for certain benefits funded through a trust. Life benefits are generally provided by insurance contracts. Alcoa retains the right, subject to existing agreements, to change or eliminate these benefits. All U.S. salaried and certain hourly employees hired after January 1, 2002 will not have postretirement health care benefits. All U.S. salaried and certain hourly employees that retire on or after April 1, 2008 will not have postretirement life insurance benefits. Alcoa uses a December 31 measurement date for the majority of its plans.

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

Obligations and Funded Status

	Pension benefits		Postretirement benefits
December 31,	2007	2006	2007	2006
Change in projected benefit obligation
Benefit obligation at beginning of year	$11,614	$11,332	$3,511	$3,656
Service cost	200	209	28	32
Interest cost	666	628	195	208
Amendments	67	32	(27)	(89)
Actuarial (gains) losses	(311)	(3)	(153)	37
Divestitures	(5)	—	(5)	1
Settlement/curtailment	(62)	—	(9)	—
Benefits paid, net of participants’ contributions	(710)	(717)	(303)	(354)
Medicare Part D subsidy receipts	—	—	20	19
Other transfers, net	(51)	—	—	—
Exchange rate	193	133	3	1
Projected benefit obligation at end of year	$11,601	$11,614	$3,260	$3,511
Change in plan assets
Fair value of plan assets at beginning of year	$10,097	$9,323	$189	$170
Actual return on plan assets	836	1,001	14	19
Employer contributions	374	369	—	—
Participants’ contributions	36	30	—	—
Benefits paid	(716)	(719)	—	—
Administrative expenses	(19)	(20)	—	—
Divestitures	(3)	—	—	—
Other transfers, net	(51)	—	—	—
Settlement/curtailment	(64)	—	—	—
Exchange rate	162	113	—	—
Fair value of plan assets at end of year	$10,652	$10,097	$203	$189
Funded status	$(949)	$(1,517)	$(3,057)	$(3,322)
Amounts attributed to joint venture partners	16	12	9	10
Net funded status	$(933)	$(1,505)	$(3,048)	$(3,312)
Amounts recognized in the Consolidated Balance Sheet consist of:
Before the adoption of SFAS 158
Prepaid benefit	$—	$157	$—	$—
Intangible asset	—	52	—	—
Accrued benefit liability	—	(1,232)	—	(2,438)
Liabilities of operations held for sale	—	(1)	—	(2)
Accumulated other comprehensive loss	—	1,430	—	—
Net amount recognized	$—	$406	$—	$(2,440)
After the adoption of SFAS 158
Noncurrent assets	$216	$90	$—	$—
Current liabilities	(24)	(28)	(295)	(354)
Noncurrent liabilities	(1,098)	(1,540)	(2,753)	(2,956)
Liabilities of operations held for sale	(27)	(27)	—	(2)
Net amount recognized	$(933)	$(1,505)	$(3,048)	$(3,312)
Amounts recognized in Accumulated Other Comprehensive Loss consist of:
Net actuarial loss	$1,385	$1,856	$784	$999
Prior service cost (benefit)	118	66	(150)	(123)
Total, before tax effect	1,503	1,922	634	876
Less: Amounts attributed to joint venture partners	11	11	2	4
Net amount recognized, before tax effect	$1,492	$1,911	$632	$872
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income consist of:
Net gain	$(344)	$—	$(163)	$—
Amortization of net loss	(127)	—	(55)	—
Prior service cost (benefit)	67	—	(30)	—
Amortization of prior service (benefit) cost	(15)	—	3	—
Curtailment—actuarial gain	—	—	3	—
Total, before tax effect	(419)	—	(242)	—
Less: Amounts attributed to joint venture partners	—	—	(2)	—
Net amount recognized, before tax effect	$(419)	$—	$(240)	$—

	Balance Prior to AML & SFAS 158 Adjustments	AML Adjustments	Balance Prior to SFAS 158 Adjustments	SFAS 158 Adjustments	Balance After AML & SFAS 158 Adjustments
Change due to the AML and adoption of SFAS 158 at December 31, 2006
Pension benefits
Prepaid pension costs*	$157	$—	$157	$(67)	$90
Intangible assets*	54	(2)	52	(52)	—
Accrued compensation and retirement costs	(219)	—	(219)	191	(28)
Accrued pension benefits	(1,168)	154	(1,014)	(553)	(1,567)
Accumulated other comprehensive loss (before tax and minority interests)	$1,582	$(152)	$1,430	$481	$1,911
Deferred tax assets*	549	(55)	494	159	653
Minority interests	—	—	—	12	12
Accumulated other comprehensive loss (after-tax and minority interests)	$1,033	$(97)	$936	$310	$1,246
Postretirement benefits
Other current liabilities	$(354)	$—	$(354)	$—	$(354)
Accrued postretirement benefits	(2,084)	—	(2,084)	(872)	(2,956)
Accumulated other comprehensive loss (before tax and minority interests)	$—	$—	$—	$872	$872
Deferred tax assets*	—	—	—	305	305
Accumulated other comprehensive loss (after-tax and minority interests)	$—	$—	$—	$567	$567
*	Included in Other assets on the Consolidated Balance Sheet

Components of Net Periodic Benefit Costs

	Pension benefits			Postretirement benefits
	2007	2006	2005	2007	2006	2005
Service cost	$200	$209	$209	$28	$32	$33
Interest cost	666	628	619	195	208	216
Expected return on plan assets	(787)	(740)	(719)	(17)	(15)	(14)
Amortization of prior service cost (benefit)	15	14	22	(3)	10	4
Recognized actuarial loss	127	118	95	55	63	59
Settlement/curtailment	—	—	—	(3)	—	—
Net periodic benefit costs	$221	$229	$226	$255	$298	$298

Amounts Expected to be Recognized in Net Periodic Benefit Costs
	Pension benefits	Postretirement benefits
	2008	2008
Prior service cost (benefit) recognition	$18	$(10)
Actuarial loss recognition	91	45

For pension benefits, in 2007, a credit of $419 ($268 after-tax) was recorded in accumulated other comprehensive loss due to a decrease in the accumulated benefit obligations as a result of a 25 basis point increase in the discount rate, which was partially offset by plan amendments, and the recognition of actuarial losses and prior service costs in accordance with SFAS 158. In 2006, a net charge of $193 ($126 after-tax) was recorded in accumulated other comprehensive loss comprised of a charge of $481 ($310 after-tax and minority interests) due to the adoption of SFAS 158 and a credit of $288 ($184 after-tax) due to the reduction in the minimum pension liability, as a result of asset returns of 11% and a decrease to the accumulated benefit obligations resulting from a 25 basis point increase in the discount rate.

For postretirement benefits, in 2007, a credit of $240 ($158 after-tax) was recorded in accumulated other comprehensive loss due to a decrease in the accumulated benefit obligations as a result of a 25 basis point increase in the discount rate, plan amendments, and the recognition of actuarial losses and prior service costs in accordance with SFAS 158. In addition, a credit of $80 was recorded in accumulated other comprehensive loss due to the reclassification of deferred taxes related to the Medicare Part D prescription drug subsidy. In 2006, a charge of $872 ($567 after-tax) was recorded in accumulated other comprehensive loss due to the adoption of SFAS 158.

In 2007, Alcoa recorded a curtailment charge of $2 and curtailment income of $3 as a component of net periodic benefit cost related to its pension benefits and postretirement benefits, respectively. The curtailment charge of $2 was due to the contribution of Alcoa’s soft alloy extrusion business to a newly-formed soft alloy extrusion joint venture (see Note I for additional information). The curtailment income of $3 consisted of income of $7 due to the elimination of the retiree life insurance benefit for certain U.S. employees who retire on or after April 1, 2008 and a charge of $4 related to the contribution of Alcoa’s soft alloy extrusion business to a newly-formed joint venture. Also in 2007, Alcoa recorded a settlement credit of $2 as a component of net periodic benefit cost related to its pension benefits due to significant lump sum benefit payments.

The projected benefit obligation for all defined benefit pension plans was $11,601 and $11,614 at December 31, 2007 and 2006, respectively. The accumulated benefit obligation for all defined benefit pension plans was $11,216 and $11,187 at December 31, 2007 and 2006, respectively.

The aggregate projected benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $9,933 and $8,771, respectively, as of December 31, 2007, and $11,365 and $9,817, respectively, as of December 31, 2006. The aggregate accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $9,550 and $8,771, respectively, as of December 31, 2007, and $10,413 and $9,244, respectively, as of December 31, 2006.

The unrecognized net actuarial loss for pension benefit plans at December 31, 2007 of $1,385 has primarily resulted from the overall decline in interest rates over the past six years. To the extent those losses exceed certain thresholds, the excess will continue to be recognized as prescribed under SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87). Generally, these amounts are amortized over the estimated future service of plan participants, which is 11 years.

The benefit obligation for postretirement benefit plans and net amount recognized were $3,260 and $3,048, respectively, as of December 31, 2007, and $3,511 and $3,312, respectively, as of December 31, 2006. Of the net amount recognized, the current, noncurrent and liabilities of operations held for sale amounts were

$295, $2,753 and $0, respectively, as of December 31, 2007, and $354, $2,956, and $2, respectively, as of December 31, 2006.

Alcoa pays a portion of the prescription drug cost for eligible retirees under certain of its postretirement benefit plans. These benefits were determined to be actuarially equivalent to the Medicare Part D prescription drug benefit of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. As a result, the net periodic benefit cost for postretirement benefits for the years ended December 31, 2007, 2006 and 2005 reflected a reduction of $58, $53 and $24, respectively, related to the recognition of the federal subsidy awarded under Medicare Part D. Future net periodic postretirement benefit costs will be adjusted to reflect the lower interest cost due to the reduction in the accumulated postretirement benefit obligation resulting from the impact of the federal subsidy. To the extent deferred gains and losses exceed certain thresholds, the excess will continue to be recognized as prescribed under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (SFAS 106).

The unrecognized net actuarial loss for postretirement benefit plans at December 31, 2007 of $784 primarily resulted from the overall decline in interest rates over the past six years. To the extent those losses exceed certain thresholds, the excess will continue to be recognized as prescribed under SFAS 106. Generally, these amounts are amortized over the estimated future service of plan participants, which is 11 years.

The four-year labor agreement between Alcoa and the United Steelworkers that was ratified on June 22, 2006 required a remeasurement of certain pension and postretirement benefit plans liabilities due to plan amendments. The discount rate was updated from the December 31, 2005 rate of 5.7% to 6.5% at May 31, 2006. The remeasurement resulted in a decrease in the pension and postretirement obligations of $276 and $76, respectively. The decrease in the liabilities reduces the plans’ unrecognized net actuarial losses. To the extent that the unrecognized net actuarial losses exceed certain thresholds, the excess will continue to be recognized as prescribed under SFAS 87 and SFAS 106. Generally, these amounts are amortized over the estimated future service of plan participants. The net periodic benefit cost increases were $4 for pension and $23 for postretirement plans. Other comprehensive income included $94 due to the reduction in the minimum pension liability, primarily resulting from the remeasurement of the plan liability.

Assumptions

Weighted average assumptions used to determine benefit obligations are as follows:

December 31,	2007	2006
Discount rate	6.20%	5.95%
Rate of compensation increase	4.00	4.00

The discount rate is determined using a yield curve model developed by the company’s external actuaries. The plans’ projected benefit obligation cash flows are discounted using yields on high quality corporate bonds to produce a single equivalent rate. The plans’ cash flows have an average duration of 11 years. The rate of compensation increase is based upon actual experience.

Weighted average assumptions used to determine the net periodic benefit cost are as follows:

	2007	2006	2005
Discount rate	5.95%	5.70%	6.00%
Expected long-term return on plan assets	9.00	9.00	9.00
Rate of compensation increase	4.00	4.00	4.50

The expected long-term return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy. The 10-year moving average of actual performance has consistently met or exceeded 9% over the past 20 years.

Assumed health care cost trend rates are as follows:

	2007	2006	2005
Health care cost trend rate assumed for next year	7.0%	7.0%	8.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%	5.0%
Year that the rate reaches the rate at which it is assumed to remain	2012	2011	2010

The health care cost trend rate in the calculation of the 2006 benefit obligation was 7.0% from 2006 to 2007 and 6.5% from 2007 to 2008. Actual annual company health care trend experience over the past three years has ranged from 0% to 4.1%. The 7% trend rate will be used for 2008.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in these assumed rates would have the following effects:

	1% increase	1% decrease
Effect on total of service and interest cost components	$3	$(2)
Effect on postretirement benefit obligations	45	(41)

Plan Assets

Alcoa’s pension and postretirement plans’ investment policy, weighted average asset allocations at December 31, 2007 and 2006, and target allocations for 2008, by asset category, are as follows:

		Plan assets at December 31,		Target %
Asset category	Policy range	2007	2006	2008
Equity securities	35–60%	54%	57%	43%
Debt securities	30–55%	35	34	46
Real estate	5–15%	6	5	6
Other	0–15%	5	4	5
Total		100%	100%	100%

The basic goal underlying the pension plan and postretirement plans’ investment policy is to ensure that the assets of the plans, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plans as those obligations come due. Investment practices must comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and any other applicable laws and regulations.

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

Cash Flows

In 2007, contributions to Alcoa’s pension plans were $322, of which $158 was voluntary. The minimum required cash contribution to the pension plans in 2008 is estimated to be $80.

Benefit payments, gross of expected subsidy receipts for postretirement benefits, expected to be paid to plan participants and expected subsidy receipts are as follows:

Year ended December 31,	Pension benefits	Post- retirement benefits	Subsidy receipts
2008	$770	$320	$25
2009	780	330	30
2010	800	330	30
2011	810	330	30
2012	830	330	35
2013 through 2017	4,335	1,580	180
	$8,325	$3,220	$330

Other Plans

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $139 in 2007, $134 in 2006, and $127 in 2005.

X. Derivatives and Other Financial Instruments

Derivatives. Alcoa uses derivative financial instruments for purposes other than trading. Fair value (losses) gains of outstanding derivative contracts were as follows:

	2007	2006
Aluminum	$(896)	$(453)
Interest rates	5	(111)
Other commodities, principally energy related	(30)	(134)
Currencies	65	91

Aluminum consists primarily of losses on hedge contracts, embedded derivatives in power contracts in Iceland and Brazil, and Alcoa’s share of losses on hedge contracts of Norwegian smelters that are accounted for under the equity method.

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

Interest Rates. Alcoa uses interest rate swaps to help maintain a strategic balance between fixed- and floating-rate debt and to manage overall financing costs. As of December 31, 2007, the company had pay floating, receive fixed interest rate swaps that were designated as fair value hedges. These hedges effectively convert the interest rate from fixed to floating on $1,890 of debt through 2018. See Note K for additional information on interest rate swaps and their effect on debt and interest expense.

Currencies. Alcoa uses cross-currency interest rate swaps that effectively convert its U.S. dollar denominated debt into Brazilian real debt at local interest rates.

There were no transactions that ceased to qualify as a fair value hedge in 2007 and 2006.

Cash Flow Hedges

Interest Rates. There were no cash flow hedges of interest rate exposures outstanding as of December 31, 2007 and 2006.

Currencies. Alcoa is subject to exposure from fluctuations in foreign currency exchange rates. Foreign currency exchange contracts may be used from time to time to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts cover periods consistent with known or expected exposures through 2008. The U.S. dollar notional amount of all foreign currency exchange contracts was $59 and $154 as of December 31, 2007 and 2006, respectively. These contracts were hedging foreign currency exposure in Brazil.

Commodities. Alcoa anticipates the continued requirement to purchase aluminum and other commodities such as natural gas, fuel oil, and electricity for its operations. Alcoa enters into futures and forward contracts to reduce volatility in the price of these commodities.

Other

Alcoa has also entered into certain derivatives to minimize its price risk related to other customer sales and pricing arrangements. Alcoa has not qualified these contracts for hedge accounting treatment and therefore, the fair value gains and losses on these contracts are recorded in earnings. The impact to earnings was a loss of $12 in 2007 and a gain of $37 in 2006. The earnings impact was not significant in 2005.

Alcoa has entered into power supply and other contracts that contain pricing provisions related to the London Metal Exchange (LME) aluminum price. The LME-linked pricing features are considered embedded derivatives. A majority of these embedded derivatives have been designated as cash flow hedges of future sales of aluminum. Gains and losses on the remainder of these embedded derivatives are recognized in earnings. The impact to earnings was a loss of $25 in 2007, $38 in 2006, and $21 in 2005.

Material Limitations

The disclosures with respect to commodity prices, interest rates, and foreign currency exchange risk do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa’s control and could vary significantly from those factors disclosed.

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

See Notes A and K for additional information on Alcoa’s hedging and derivatives activities.

Other Financial Instruments. The carrying values and fair values of Alcoa’s financial instruments are as follows:

	2007		2006
December 31,	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$483	$483	$506	$506
Short-term investments	2	2	1	1
Noncurrent receivables	91	91	138	138
Available-for-sale investments	81	81	891	891
Short-term debt	202	202	510	510
Short-term borrowings	569	569	462	462
Commercial paper	856	856	1,472	1,472
Long-term debt	6,371	6,277	4,777	4,991

The methods used to estimate the fair values of certain financial instruments follow.

Cash and Cash Equivalents, Short-Term Investments, Short-Term Debt, Short-Term Borrowings, and Commercial Paper. The carrying amounts approximate fair value because of the short maturity of the instruments. The commercial paper outstanding at December 31, 2006 included $1,132 that was classified as long-term on the Consolidated Balance Sheet because this amount was refinanced with new long-term debt instruments in January 2007 (see Note K for additional information). However, this classification does not impact the actual maturity of the commercial paper for purposes of estimating fair value.

Noncurrent Receivables. The fair value of noncurrent receivables is based on anticipated cash flows which approximates carrying value.

Available-for-Sale Investments. The fair value of investments is based on readily available market values. Investments in marketable equity securities are classified as “available-for-sale” and are carried at fair value.

Long-Term Debt. The fair value is based on interest rates that are currently available to Alcoa for issuance of debt with similar terms and remaining maturities.

Y. Subsequent Events

On January 24, 2008, Alcoa entered into a Revolving Credit Agreement (RCA-1) with two financial institutions. RCA-1 provides a $1,000 senior unsecured revolving credit facility (RCF-1), which matures on March 28, 2008. Loans will bear interest at (i) a base rate or (ii) a rate equal to LIBOR plus an applicable margin of 0.58% per annum. Loans may be prepaid without premium or penalty, subject to customary breakage costs. If there are amounts borrowed under RCF-1 at the time Alcoa receives the proceeds from the sale of the Packaging and Consumer businesses, the company must use the net cash proceeds to prepay the amount outstanding under RCF-1. Additionally, upon Alcoa’s receipt of such proceeds, the lenders’ commitments under RCF-1 will be reduced by a corresponding amount, up to the total commitments then in effect under RCF-1, regardless of whether there is an amount outstanding under RCF-1.

On January 31, 2008, Alcoa entered into a Revolving Credit Agreement (RCA-2) with a financial institution. RCA-2 provides a $1,000 senior unsecured revolving credit facility (RCF-2), which matures on January 31, 2009. Loans will bear interest at (i) a base rate or (ii) a rate equal to LIBOR plus an applicable margin based on the credit ratings of Alcoa’s outstanding senior unsecured long-term debt. Based on Alcoa’s current long-term debt ratings, the applicable margin on LIBOR loans will be 0.93% per annum. Loans may be prepaid without premium or penalty, subject to customary breakage costs.

Amounts payable under RCF-1 and RCF-2 (collectively, the “RCFs”) will rank pari passu with all other unsecured, unsubordinated indebtedness of Alcoa. RCA-1 and RCA-2 (collectively, the “RCAs”) include covenants substantially similar to those in the October 2007 Credit Agreement (see Note K). The obligation of Alcoa to pay amounts outstanding under the RCFs may be accelerated upon the occurrence of an “Event of Default” as defined in the RCAs. Such Events of Default are also substantially similar to those in the October 2007 Credit Agreement (see Note K). As of February 15, 2008, there was $1,000 outstanding under RCF-1 and there was no amount outstanding under RCF-2.

On February 1, 2008, Alcoa announced that the company joined with the Aluminum Corporation of China to acquire 12% of the U.K. common stock of Rio Tinto plc (RTP) for approximately $14,000. Of this amount, Alcoa contributed $1,200 on February 6, 2008. The investment was made through a special purpose vehicle called Shining Prospect Pte. Ltd. (SPPL), which is a private limited liability company, created for the purpose of acquiring the RTP shares. The RTP shares were purchased on the open market through an investment broker. Alcoa will account for its approximately 8.5% stake in SPPL as an equity method investment.

Supplemental Financial Information (unaudited)

Quarterly Data

(dollars in millions, except per-share amounts)

	First	Second	Third	Fourth	Year
2007
Sales	$7,908	$8,066	$7,387	$7,387	$30,748

Income from continuing operations	$673	$716	$558	$624	$2,571
(Loss) income from discontinued operations (B)	(11)	(1)	(3)	8	(7)
Net income	$662	$715	$555	$632	$2,564

Earnings (loss) per share:
Basic:
Income from continuing operations	$.77	$.82	$.64	$.74	$2.98
(Loss) income from discontinued operations	(.01)	—	—	.01	—
Net income	$.76	$.82	$.64	$.75	$2.98
Diluted:
Income from continuing operations	$.77	$.81	$.64	$.74	$2.95
(Loss) income from discontinued operations	(.02)	—	(.01)	.01	—
Net income	$.75	$.81	$.63	$.75	$2.95

	First	Second	Third	Fourth	Year
2006
Sales	$7,111	$7,797	$7,631	$7,840	$30,379

Income from continuing operations	$614	$749	$540	$258	$2,161
(Loss) income from discontinued operations (B)	(6)	(5)	(3)	101	87
Net income	$608	$744	$537	$359	$2,248

Earnings (loss) per share:
Basic:
Income from continuing operations	$.71	$.86	$.62	$.30	$2.49
(Loss) income from discontinued operations	(.01)	(.01)	—	.11	.10
Net income	$.70	$.85	$.62	$.41	$2.59
Diluted:
Income from continuing operations	$.70	$.85	$.62	$.29	$2.47
(Loss) income from discontinued operations	(.01)	—	(.01)	.12	.10
Net income	$.69	$.85	$.61	$.41	$2.57

Number of Employees

	2007	2006	2005
U.S.	38,000	43,400	45,300
Other Americas	28,000	33,400	35,800
Europe	32,000	37,100	39,300
Pacific	9,000	9,100	8,600
	107,000	123,000	129,000

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

Five-Year Cumulative Total Return

Based upon an initial investment of $100 on December 31, 2002 with dividends reinvested.

As of December 31,	2002	2003	2004	2005	2006	2007
Alcoa Inc.	$100	$171	$144	$138	$143	$178
S&P 500®	100	129	143	150	173	183
S&P 500® Materials Index	100	138	156	163	194	237

10-Year Cumulative Total Return

Based upon an initial investment of $100 on December 31, 1997 with dividends reinvested.

As of December 31,	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Alcoa Inc.	$100	$108	$244	$200	$216	$141	$241	$203	$196	$202	$251
S&P 500®	100	129	156	141	125	97	125	139	145	168	178
S&P 500® Materials Index	100	94	118	99	102	97	134	152	158	188	230

Copyright © 2007, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

Source: Georgeson Shareholder Communications, Inc.

Shareowner Information

Annual Meeting

The annual meeting of shareowners will be at 2:00 p.m. Thursday, May 8, 2008, at the Carnegie Music Hall in the Oakland section of Pittsburgh.

Company News

Visit www.alcoa.com for Securities and Exchange Commission filings, quarterly earnings reports, and other company news.

Copies of the annual report and Forms 10-K and 10-Q may be requested at no cost at www.alcoa.com or by writing to Corporate Communications at the Corporate Center address.

Investor Information

Securities analysts and investors may write to Director – Investor Relations, Alcoa, 390 Park Avenue, New York, NY 10022-4608, call 1 212 836 2674, or e-mail investor.relations@alcoa.com.

Other Publications

For more information on Alcoa Foundation and Alcoa community investments, visit www.alcoa.com under “community.”

For Alcoa’s 2007 Sustainability Highlights Report, visit www.alcoa.com or write Director – Sustainability, Alcoa, 390 Park Avenue, New York, NY 10022-4608 or e-mail sustainability@alcoa.com.

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

Computershare Trust Company, N.A. at 1 888 985 2058 (in the U.S. and Canada) or 1 781 575 2724 (all other calls) or through the Computershare Web site at www.computershare.com.

Telecommunications Device for the Deaf (TDD): 1 800 952 9245

For shareowner questions on other matters related to Alcoa, write to Corporate Secretary, Alcoa, 390 Park Avenue, New York, NY 10022-4608, call 1 212 836 2732, or e-mail corporate.secretary@ alcoa.com.

Stock Listing

Common: New York Stock Exchange Preferred: American Stock Exchange Ticker symbol: AA

Quarterly Common Stock Information

	2007			2006
Quarter	High	Low	Dividend	High	Low	Dividend
First	$36.05	$28.09	$.17	$32.20	$28.39	$.15
Second	42.90	33.63	.17	36.96	28.55	.15
Third	48.77	30.25	.17	34.00	26.60	.15
Fourth	40.70	33.22	.17	31.33	26.39	.15
Year	48.77	28.09	$.68	36.96	26.39	$.60

Common Share Data

	Estimated number of shareowners*	Average shares outstanding (000)
2007	233,000	860,771
2006	248,000	868,820
2005	271,000	871,721
2004	295,000	869,907
2003	278,400	853,352
*	These estimates include shareowners who own stock registered in their own names and those who own stock through banks and brokers.

Corporate Center	Alcoa Inc. is incorporated
Alcoa	in the Commonwealth
201 Isabella Street	of Pennsylvania.
Pittsburgh, PA 15212-5858
Telephone: 1 412 553 4545
Fax: 1 412 553 4498
Internet: www.alcoa.com